Form 20-F
period 2015-12-31
China Customer Relations Centers, Inc.
filed 2016-04-29
CIK 1620664

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2015

OR

☐ TRANSITIONAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ TRANSITIONAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________

For the transition period from _________ to __________

Commission file number 001-37655

CHINA CUSTOMER RELATIONS CENTERS, INC.

(Exact Name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)

c/o Shandong Taiying Technology Co., Ltd.

1366 Zhongtianmen Dajie, Xinghuo Science and Technology Park, Hugh-tech Zone, Taian City, Shandong Province,
People’s Republic of China 27100

(Address of principal executive offices)

Zhili Wang

c/o Shandong Taiying Technology Co., Ltd.

1366 Zhongtianmen Dajie, Xinghuo Science and Technology Park, Hugh-tech Zone, Taian City, Shandong Province,
People’s Republic of China 27100

Tel: (+86) 538 691 8899

Email: ir@ccrc.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of Exchange on which registered
Common Shares, $0.001 par value per share	The Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d): None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 18,329,600 outstanding common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Not Applicable.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See the definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
By the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13, or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐ No ☐

 i

Defined Terms and Conventions

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only:

●	The terms “we,” “us,” “company” “our company,” and “our” refer to China Customer Relations Centers, Inc. and its wholly-owned subsidiaries and its affiliated entities, including our variable interest entities and their subsidiaries;

●	China Customer Relations Center, Inc., a British Virgin Islands company (“CCRC”

when referring solely to our British Virgin Islands listing company);

●	China BPO Holdings Limited, a Hong Kong company wholly-owned by CCRC (“CBPO”);

●	Shandong Juncheng Information Technology Co., Ltd., a Chinese company wholly-owned by CBPO (“WFOE”);

●	Shandong Taiying Technology Co., Ltd., an affiliated Chinese company that WFOE controls by virtue of contractual arrangements (“Taiying”);

●	Chongqing Central BPO Industry Co., Ltd., a wholly-owned subsidiary of Taiying (“Central BPO”);

●	Jiangsu Taiying Technology Co., Ltd., a wholly-owned subsidiary of Taiying (“JTTC”);

●	Hebei Taiying Communication BPO Co., Ltd., a wholly-owned subsidiary of Taiying (“HTCC”);

●	Shandong Central BPO Industry Co., Ltd., a wholly-owned subsidiary of Taiying (“SCBI”);

●	Jiangsu Central Information Service Co., Ltd., a wholly-owned subsidiary of Taiying (“JCBI”);

●	Anhui Taiying Information Technology Co., Ltd., a wholly-owned subsidiary of Taiying (“ATIT”);

●	Shandong Taiying Technology Guangxi Branch Company, a wholly-owned branch company of Taiying (“STTGB”);

●	Shandong Taiying Technology Chongqing Branch Company, a wholly-owned branch company of Taiying (“STTCB”);

●	Hebei Taiying Technology Yanjiao Branch Company, a wholly-owned branch company of HTCC (“HTTYB”);

●	Jiangsu Taiying Information Service Co., Ltd., a wholly-owned subsidiary of Taiying (“JTIS”);

●	Jiangxi Taiying Technology Co., Ltd., a wholly-owned subsidiary of Taiying (“JXTT”);

●	Xinjiang Taiying Technology Co., Ltd., a wholly-owned subsidiary of Taiying (“XTTC”);

●	Nanjing Taiying E-Commerce Business Co., Ltd., a wholly-owned subsidiary of Taiying (“NTEB”);

●	Beijing Taiying Technology Co., Ltd., a wholly-owned subsidiary of Taiying (“BTTC”);

●	“shares” and “common shares” refer to our common shares, $0.001 par value per share;

●	“Operating Companies” or “Operating Company” refer to, collectively or individually, as the case may be, to Taiying, Central BPO, BTTC, JTTC, HTCC, SCBI, JCBI, NTEB, STTGB, STTCB, JTIS, JXTT and XTTC;

●	“China” and “PRC” refer to the People’s Republic of China, excluding, for the purposes of this annual report only, Macau, Taiwan and Hong Kong;

●	“BPO” refers to business process outsourcing;

●	“tier 1 cities” are to the term used by the National Bureau of Statistics of China and refer to Beijing, Shanghai, Shenzhen and Guangzhou;

●	“tier 2 cities” are the 32 major cities, other than tier 1 cities, as categorized by the National Bureau of Statistics of China, including provincial capitals, administrative capitals of autonomous regions, direct-controlled municipalities and other major cities designated as “municipalities with independent planning” by the State Council;

●	“MVAS” refers to mobile value-added services, such as weather, health, education and farming related products to targeted telecommunications subscribers; and

●	all references to “RMB,” and “Renminbi” are to the legal currency of China, and all references to “USD,” and “U.S. Dollars” are to the legal currency of the United States.

We refer to Taiying by name in discussing the entity that conducts our day-to-day BPO business in China and refer to “our company” when discussing our strategies, business plans, organization and other decision-making focused matters. Because we control Taiying by virtue of our ownership of WFOE and WFOE’s contractual rights to control the day-to-day operations and corporate activities of Taiying, we believe it would be misleading in most cases to discuss the business decisions of Taiying as though Taiying were at arm’s-length from our company.

For the sake of clarity, this annual report follows the English naming convention of first name followed by last name, regardless of whether an individual’s name is Chinese or English. For example, the name of our chief executive officer will be presented as “Gary Wang” or “Zhili Wang”, even though, in Chinese, his name would be presented as “Wang Zhili”.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. All statements contained in this annual report other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this annual report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. We are under no duty to update any of these forward-looking statements after the date of this annual report or to conform these statements to actual results or revised expectations.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable for annual reports on Form 20-F.

Item 2. Offer Statistics and Expected Timetable

Not applicable for annual reports on Form 20-F.

Item 3. Key Information

A.	Selected Financial Data.

In the table below, we provide you with summary financial data of our company. The selected consolidated statement of income and other comprehensive income data for the years ended December 31, 2013, 2014 and 2015 and the selected consolidated balance sheet data as of December 31, 2014 and 2015 are derived from our audited consolidated financial statements, which are included elsewhere in this annual report. The selected consolidated statement of income and comprehensive income data for the year ended December 31, 2012 and the selected consolidated balance sheet data as of December 31, 2012 and 2013 are derived from our audited consolidated financial statements, which are not included in this annual report. The selected consolidated statement of income and other comprehensive income data for the year ended December 31, 2011 and the selected consolidated balance sheet as of December 31, 2011 have been derived from our unaudited consolidated financial statements not included in this annual report. Historical results are not necessarily indicative of the results that may be expected for any future period. When you read this historical selected financial data, it is important that you read it along with the historical statements and notes and “Operating and Financial Review and Prospects” included elsewhere in this annual report.

Selected Consolidated Statement of Income and Other	For The Years Ended December 31,
Comprehensive Income Data	2015	2014	2013	2012	2011
(In U.S. dollars)
Total revenues	$59,350,721	$42,673,139	$28,130,305	$21,780,782	$14,335,679
Cost of revenues	46,891,617	35,188,331	23,757,669	19,436,755	12,882,355
Gross profit	12,459,104	7,484,808	4,372,636	2,344,027	1,453,324
Total operating expenses	7,250,331	5,779,600	3,085,437	2,649,439	2,412,171
Income (loss) from operations	5,208,773	1,705,208	1,287,199	(305,412)	(958,847)
Other income and (expenses)
Government grants	1,027,581	1,439,186	2,714,026	1,152,983	967,176
Other income	225,306	64,873	112,140	85,802	10,273
Other expense	(133,421)	(238,413)	(101,034)	(137,451)	(58,911)
Interest expense	(278,363)	(552,894)	(468,823)	(517,400)	(295,130)
Total other income	841,103	712,752	2,256,309	583,934	623,408
Income before provision for income taxes	6,049,876	2,417,960	3,543,508	278,522	(335,439)
Income tax provision	1,275,633	635,859	594,240	(35,066)	(55,934)
Net income (loss)	4,774,243	1,782,101	2,949,268	313,588	(279,505)
Earnings per common share – basic and fully diluted	$0.30/0.30	$0.11/0.11	$0.19/0.19	$0.02/0.02	$(0.02)/(0.02)

	As of December 31,
Selected Balance Sheet Data	2015	2014	2013	2012	2011
(In U.S. dollars)
Cash	$13,623,849	$5,097,010	$5,714,563	$2,218,473	$980,306
Total current assets	25,384,834	16,149,427	13,448,808	8,090,493	5,646,138
Total non-current assets	5,624,155	3,715,981	3,795,375	3,425,107	3,167,957
Total assets	31,008,989	19,865,408	17,244,183	11,515,600	8,814,095
Total current liabilities	9,245,474	10,684,120	14,391,502	8,508,025	7,086,700
Total non-current liabilities	-	4,450	-	-	-
Total liabilities	9,245,474	10,688,570	14,391,502	8,508,025	7,086,700
Total shareholders’ equity	21,763,515	9,176,838	2,852,681	3,007,575	1,727,395
Total liabilities and shareholders’ equity	$31,008,989	$19,865,408	$17,244,183	$11,515,600	$8,814,095

We have presented earnings per share in CCRC after giving retroactive effect to the reorganization of our company that was completed on September 3, 2014, upon Taiying’s execution of control agreements with its sole shareholder, Beijing Taiying Anrui Holding Co., Ltd. (“Beijing Taiying”), and WFOE. This information is pro forma because the 15,929,600 CCRC common shares did not exist prior to the formation of CCRC in 2014.

Exchange Rate Information

Our business is conducted in China, and the financial records of WFOE and Taiying are maintained in RMB, their functional currency. However, we use the U.S. dollar as our reporting currency; therefore, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then-current exchange rates, for the convenience of the readers. Our financial statements have been translated into U.S. dollars in accordance with Accounting Standards Codification (“ASC”) 830-10, “Foreign Currency Matters.” We have translated our asset and liability accounts using the exchange rate in effect at the balance sheet date. We translated our statements of operations using the average exchange rate for the period. We reported the resulting translation adjustments under other comprehensive income. Unless otherwise noted, we have translated balance sheet amounts with the exception of equity at December 31, 2015 at RMB 6.4907 to $1.00 as compared to RMB 6.1460 to $1.00 at December 31, 2014. The average translation rates applied to income statement accounts for the years ended December 31, 2015, 2014 and 2013 were RMB 6.2175, RMB 6.1457 and RMB 6.1905, respectively.

We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. The company does not currently engage in currency hedging transactions.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

Forex Exchange Rate

	(RMB per U.S. Dollar)
	Period End	Average

2010	6.6018	6.7696
2011	6.3585	6.4640
2012	6.3086	6.3116
2013	6.1104	6.1905
2014	6.1460	6.1457
2015	6.4907	6.2175
January 2016	6.6046	6.5668
February 2016	6.5535	6.5486
March 2016	6.4479	6.5036
April 2016 (through April 28th)	6.4831	6.4774

B.	Capitalization and indebtedness.

Not applicable for annual reports on Form 20-F.

C.	Reasons for Offer and use of Proceeds.

Not applicable for annual reports on Form 20-F.

D.	Risk Factors.

Risks Related to Our Business

We are likely to depend on third-party software, systems and services and an interruption in the services could have a material adverse effect on our business, financial condition and results of operations.

Our business and operations rely on China Telecom and China Mobile and may rely on other third parties to provide services, such as IT services, or shipping and transportation services. We may experience operational problems attributable to the installation, implementation, integration, performance, features or functionality of third-party software, access to communication networks and fiber optics, hosted environments, systems and services. Any interruption in the availability or usage of the services provided by China Mobile or China Telecom or other third parties could have a material adverse effect on our business, financial condition and results of operations.

Unexpected network interruptions, security breaches or computer virus attacks could have a material adverse effect on our business, financial condition and results of operations.

Our business depends on the performance and reliability of the mobile telecommunications network of China Mobile or China Telecom, as the case may be. We may not have access to alternative networks in the event of disruptions, failures or other problems with China Mobile or China Telecom’s wireless infrastructure.

Any failure to maintain the satisfactory performance, reliability, security and availability of our network infrastructure may cause significant harm to our reputation and our ability to attract and maintain clients. Major risks involved in such network infrastructure include, among others, any breakdowns or system failures resulting in a prolonged shutdown of all or a material portion of our servers, including failures which may be attributable to sustained power outages, or effort to gain unauthorized access to our systems causing loss or corruption of data or malfunctions of software or hardware.

Our network systems are vulnerable to damage from fire, flood, power loss, telecommunications failures, computer viruses, hackings and other similar events. Any network interruption or inadequacy that causes interruptions in the availability of our services or deterioration in the quality of access to our services could reduce our user satisfaction and our competitiveness. In addition, any security breach caused by hacking, which involves effort to gain unauthorized access to information or systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, and the inadvertent transmission of computer viruses could have a material adverse effect on our business, financial condition and results of operations. We do not maintain insurance policies covering losses relating to our systems and we do not have business interruption insurance. See “Risk Factors - We have limited business insurance coverage. Any future business liability, disruptions or litigation we experience might divert management focus from our business and could significantly impact our financial results.”

Our business is dependent upon the reliability and accessibility of China’s telecommunications and Internet infrastructure and if they become nonfunctional our operational results could suffer as a result.

We render our services via telecommunications and Internet networks, and therefore our ability to fulfill our contracts and generate revenue and profits is dependent on those systems remaining available and accessible with minimal disruption or interruption. Just as we are dependent on the reliability of our software and systems and the telecommunications networks of our principal clients, we are also dependent on the operational reliability and capacity of China’s overall telecommunications and Internet infrastructure. Should this infrastructure or key portions of it be disabled or become nonfunctional, we may not be able to secure alternate means of communication or alternate means of accessing needed information. Our operational results could suffer as a result.

Our revenues are highly dependent on a limited number of industries and any decrease in demand for outsourced services in these industries could reduce our revenues and adversely affect our results of operations.

For the years ended December 31, 2015, 2014 and 2013, a majority of our net revenues were derived from clients in the telecommunications industry. The success of our business largely depends on continued demand for our services from clients in the telecommunications industry, as well as on trends in the telecommunications industry to outsource customer relation management services. A downturn in any of our targeted industries, particularly the telecommunications, a slowdown or reversal of the trend to outsource customer relation management services in any of these industries or the introduction of regulations that restrict or discourage companies from outsourcing could result in a decrease in the demand for our services, which in turn could harm our business, results of operations and financial condition. Any significant reduction in or the elimination of the use of the services we provide within any of these industries would result in reduced revenues and harm our business. Our clients may experience rapid changes in their prospects, substantial price competition and pressure on their profitability. This, in turn, may result in increasing pressure on us from clients in these key industries to lower our prices, which could negatively affect our business, results of operations and financial condition.

We depend on the provincial subsidiaries of China Mobile and China Telecom for a significant portion of our revenues, and this dependency is likely to continue. Any deterioration of such relationships may result in severe disruptions to our business operations and the loss of the majority of our revenues.

We have derived, and believe that in the foreseeable future we will continue to derive, a significant portion of our revenues from a limited number of clients. In 2015, the provincial subsidiaries of China Mobile and China Telecom accounted for 10% or more of our net revenues, and in the aggregate accounted for 64% of our net revenues. In 2014, the provincial subsidiaries of China Mobile and China Telecom accounted for 10% or more of our net revenues, and in the aggregate accounted for 74% of our net revenues. In 2013, the provincial subsidiaries of China Mobile and China Telecom accounted for 10% or more of our net revenues, and in the aggregate accounted for 78% of our net revenues. Our top five clients accounted for approximately 78%, 84% and 88% of our net revenues in 2015, 2014 and 2013, respectively.

We operate under non-exclusive revenue sharing arrangements with the provincial subsidiaries of China Mobile and China Telecom for inbound and outbound callings. We generally do not have long-term commitments from any of our clients to purchase our services. Our agreements with provincial subsidiaries of China Mobile and China Telecom generally have one-year terms and they do not have automatic renewal provisions. A number of factors other than our performance could cause the loss of or reduction in business or revenue from a client and these factors are not predictable. A client may demand price reductions, change its outsourcing strategy, switch to another outsourcing service provider or return work in-house. For example, if the provincial subsidiaries of China Mobile or China Telecom are unwilling to continue our business relationships, we will face significant loss of business. The loss, cancellation, deferral or renegotiation of our arrangements with the provincial subsidiaries of China Mobile or China Telecom could have a material adverse effect on our financial condition and results of operations. Our ability to maintain close relationships with these clients is essential to the growth and profitability of our business.

The alteration of the revenue sharing percentage in our cooperation agreements with the provincial subsidiaries of China Mobile and China Telecom or termination of these agreements could materially and adversely impact our business operations and financial conditions.

We have limited negotiating leverage with the provincial subsidiaries of China Mobile or China Telecom. Our revenues and profitability could be materially and adversely affected if the provincial subsidiaries of either China Mobile or China Telecom decide to materially increase its revenue sharing percentage. In addition, the provincial subsidiaries of China Mobile or China Telecom could impose monetary penalties upon us or even terminate cooperation agreements with us, for a variety of reasons, including without limitation, the following:

●	if the provincial subsidiaries of China Mobile or China Telecom receive a high level of customer complaints about our call center service; or

●	if we fail to meet the performance standards established by the provincial subsidiaries of China Mobile or China Telecom from time to time.

Significant changes in the policies or guidelines of the provincial subsidiaries of China Mobile or China Telecom with respect to services provided by us may materially adversely affect our financial condition and results of operations.

Any of the provincial subsidiaries of China Mobile or China Telecom may from time to time issue certain operating policies or guidelines, requesting or stating preferences for certain actions to be taken by all MVAS providers using their networks. Due to our reliance on the provincial subsidiaries of China Mobile and China Telecom, a significant change in the policies or guidelines of these clients may result in lower revenues or additional operating costs to us. We cannot assure that our financial condition and results of operations will not be materially adversely affected by a change in policies or guidelines by the provincial subsidiaries of either China Mobile or China Telecom.

Our clients may adopt technologies that decrease the demand for our services, which could harm our business, results of operations and financial condition.

We target clients that need our BPO services, and we depend on their continued need for our services. However, over time, our clients may adopt new technologies that decrease the need for live customer interaction, such as interactive voice response, web-based self-help and other technologies used to automate interactions with customers. The adoption of these technologies could reduce the demand for our services, create pricing pressure and harm our business, results of operations and financial condition.

Failure to attract and retain telecommunications operators to work with us will negatively affect our ability to grow revenues and market share.

The amount of fees we can charge the provincial subsidiaries of China Mobile or China Telecom depends upon the size of potential customers, the outbound cold calling success rate, and the quality of our data mining work. Telecommunications operators choose us to provide BPO services in part because of the effectiveness and quality of the services we offer. If we fail to maintain or increase the satisfaction level of our customers, or fail to solidify our brand name and reputation as a quality provider of call center services and content services, telecommunications operators may be unwilling to pay the fees at a level necessary for us to remain profitable.

Changes in the regulation of the Chinese telecommunications industry could result in new burdens and expenses on service providers like us.

Our principal customers are telecommunications companies that operate in a highly regulated environment. Major telecommunications companies in China are state-owned or controlled, and their business decisions and strategies are affected by government budgeting and spending plans. In addition, in December 2001, the Ministry of Industry and Information Technology of China promulgated a set of regulations governing telecommunications providers, and these regulations were augmented in 2003 with a classification system that covers, among other things, Type 2 (hereafter defined) value added service providers such as us. Changes in the regulatory system may impose new costs and burdens on us, or affect us indirectly by imposing new burdens and obligations onto our customers that, in turn, may be passed on to us under our agreements with customers. If such changes occur, our financial performance may be adversely affected.

Further restructuring of China’s telecommunications sector may have an adverse impact on our business prospects and results of operations.

Historically, China’s telecommunications sector has been subject to a number of state-mandated restructurings. For example, in 2002 China Telecom was split geographically into a northern division (consisting of 10 provinces) and a southern division (consisting of 21 provinces).

In May 2008, China announced a new restructuring plan for the country’s telecommunications carriers. This restructuring plan reorganized the operations of Chinese telecommunications carriers, creating three major carriers that have both mobile and fixed-line services. Moreover, in 2013, the Chinese government started to permit mobile virtual network operators to lease and repackage mobile services for sale to end customers. Such changes will lead to further intensified competition in China’s telecommunications industry. As a result, more call center outsourcing solution providers will be competing for projects and telecommunications carriers may be able to exact lower prices for our solutions and services. If we cannot effectively compete with our competitors, our profit margin will be reduced, and our results of operations may be materially and adversely affected. Furthermore, telecommunications carriers may also find it more cost-effective to keep or establish their own BPO operations, instead of outsourcing to third-party providers. If the outsourcing of such services is reduced or reversed, our financial condition and results of operations may be materially and adversely affected.

Call center services, particularly telemarketing services, may fall into disfavor among the public, reducing demand for our services.

Telemarketing services, particularly outbound call center services, may fall into public disfavor if the recipients of calls find them annoying, burdensome or otherwise overbearing. While we strive to render our services in a professional, polite and courteous manner, we cannot control the public perception of telemarketing generally. Moreover, we do not always have control over the nature or subject matter of outbound calls that our customers require us to make. Public hostility to telemarketing services generally, or to the particular types of calls our customers would like us to make, could result in decreased demand for such services, and thus be detrimental to our revenues and profits.

The growth of our business may be adversely affected due to public concerns over the security and privacy of confidential user information.

The growth of our business may be inhibited if public concerns over the security and privacy of confidential user information transmitted over the Internet and wireless networks are not adequately addressed. Our services may decline and our business may be adversely affected if significant breaches of network security or user privacy occur.

The intellectual property of our customers may be damaged, misappropriated, stolen or lost while in our possession, subjecting us to litigation and other adverse consequences.

In the course of providing services to our clients, we may have possession of or access to their intellectual property, including databases, software, certificates of authenticity and similar valuable items of intellectual property. If our clients’ intellectual property is damaged, misappropriated, stolen or lost, we could suffer adverse impacts to our business, including but not limited to:

●	claims under client agreements or applicable law, or other liability for damages;

●	delayed or lost revenue due to adverse client reaction;

●	negative publicity; and

●	litigation that could be costly and time-consuming.

Our limited operating history makes it difficult to evaluate our future prospects and results of operations.

We have a limited operating history. Taiying was established in 2007, CBPO, WFOE and CCRC were established in 2014. As our operating history is limited, the revenues and income potential of our business and markets are unproven. Our limited operating history and the early stage of development of the industry in which we operate makes it difficult to evaluate our business and future prospects. Although we expect our revenues to grow, we cannot assure that we will maintain our profitability or that we will not incur net losses in the future. Any significant failure to realize anticipated revenue growth could result in significant operating losses. Accordingly, you should consider our future prospects in light of the risks and uncertainties experienced by early stage companies in evolving markets such as the growing market for call center services in the PRC. In addition, we face numerous risks, uncertainties, expenses and difficulties frequently encountered by companies at an early stage of development. We will continue to encounter risks and difficulties in implementing our business model, including (among other risks and difficulties) potential failure to:

●	offer additional call center services to attract and retain a larger customer base;

●	increase our revenue and market share by targeting specific markets with positive consumer demographics;

●	expand our operations and service network to other provinces;

●	attract additional customers and increase spending per customer;

●	attract a wider client base and explore new mobile marketing opportunities to target segmented consumer groups;

●	increase visibility of our brand and maintain customer loyalty;

●	respond to competitive market conditions;

●	anticipate and adapt to changing conditions in the markets in which we operate as well as changes in government regulations, mergers and acquisitions involving our competitors, technological developments and other significant competitive and market dynamics;

●	manage risks associated with intellectual property rights;

●	maintain effective control of our costs and expenses;

●	raise sufficient capital to sustain and expand our business;

●	attract, train, retain and motivate qualified personnel, continue to train, motivate and retain our existing employees, attract and integrate new employees, including into our senior management; and

●	upgrade our technology to support additional research and development of new call center services.

We cannot predict whether we will be successful in addressing any or all of these risks. If we are unsuccessful in addressing these risks and uncertainties, our business, financial condition and results of operation may be materially and adversely affected.

Our dependence on the timing of the billing systems of the provincial subsidiaries of China Mobile and China Telecom may require us to estimate portions of our reported revenues and cost of revenues for our services. As a result, subsequent adjustments may have to be made to our financial statements.

It takes the provincial subsidiaries of China Mobile or China Telecom an average of 90 days to tender payment for our services after each month’s end. As a result, estimated revenues may account for a larger proportion of our reported revenues. As we do not bill our subscribers directly, we depend on the billing systems of the provincial subsidiaries of China Mobile or China Telecom to record the volume of our services provided, bill our customers, collect payments and remit to us our portion of the fees. We record revenues based on monthly statements from the provincial subsidiaries of China Mobile or China Telecom confirming the value of the services we provide that are billed by the provincial subsidiaries of China Mobile or China Telecom during the month. To the extent we have not received monthly statements from the operators, we must rely on our own internal records for a portion of our reported revenues. In such an instance, our internal estimates would be based on our own internal data of expected revenues and related fees from services provided. As a result of reliance on our internal estimates, we may overstate or understate our revenues and cost of revenues for the relevant reporting period, and may be required to make adjustments in our financial reports when we actually receive the telecommunications operators’ monthly statements for such a period. We endeavor to reduce the discrepancy between our revenue estimates and the revenues calculated by the telecommunications operators and their subsidiaries, but we cannot assure that such efforts will be successful. If we are required to make adjustments to our quarterly financial statements in subsequent quarters, it could adversely affect market sentiment toward us.

In addition, we generally do not have the ability to independently verify or challenge the accuracy of the billing systems of the telecommunications operators. We cannot assure that negotiations between us and the provincial subsidiaries of China Mobile or China Telecom to reconcile billing discrepancies would be resolved in our favor or that our results of operations would not be adversely affected as a result of such negotiations.

The markets in which we operate are highly competitive and fragmented. The competition could limit our ability to increase market share, and materially adversely affect our business operations, financial condition and results of operations.

We operate in a highly fragmented market and expect competition to persist and intensify in the future. The outsourcing industry is extremely competitive, and outsourcers have historically competed based on pricing terms. Accordingly, we could be subject to pricing pressure and may experience a decline in our average selling prices for our call center services. We compete with these companies primarily on the basis of brand, type and timing of service offerings, content, customer service, business partners and channel relationships. We also compete for experienced and talented employees. While we believe that we have certain advantages over our competitors, some of them may have greater financial, human and other resources, longer operating histories, greater technological expertise, more recognizable brand names and more established relationships than we do in the industries that we currently serve or may serve in the future. Some of our competitors may enter into strategic or commercial relationships among themselves or with larger, more established companies in order to increase their ability to address client needs. Increased competition, pricing pressure or loss of market share could reduce our operating margin, which could harm our business, results of operations and financial condition. Furthermore, our competitors may be able to develop or exploit new technologies faster than we can, or offer a broader range of services than we are presently able to offer.

We could face decreasing revenues and lower profitability if we are forced to significantly reduce the price of our services. We split a pre-determined percentage of our revenue with the provincial subsidiaries of China Mobile and China Telecom for most of our services. However, increasing competition among telecommunication companies in the PRC may lead to a reduction in telecommunication services fees that can be charged by such companies. If either the provincial subsidiaries of China Mobile or China Telecom experience a reduction in telecommunication services fees, such a reduction will negatively impact revenue generated by the provincial subsidiaries of China Mobile or China Telecom. Under such circumstances, we may be required to reduce the price of our services; or the provincial subsidiaries of China Mobile or China Telecom may demand an increase of its share of profit sharing under our agreements with their subsidiaries or seek competitors that charge less for services than we do, all or any of which could adversely affect our financial results.

If we fail to compete successfully against new and existing competitors, we may not be able to increase our market share, and our profitability may be adversely affected.

We do and will continue to face significant competition in the PRC in the BPO business. We compete for clients primarily on the basis of our brand name, delivery method, price and the range of services that we offer. We also compete for overall advertising spending with other alternative advertising media companies, such as the Internet, newspapers, television, magazines and radio.

Increased competition will provide advertisers with a wider range of media and advertising service alternatives, which could force us to offer lower prices for our services, resulting in reduced operating margins and profitability and a loss of market share. Some of our existing and potential competitors may have competitive advantages, such as significantly greater financial, marketing or other resources. We cannot assure that we will be able to successfully compete against new or existing competitors.

If we are unable to respond successfully to technological or industry developments, our business may be materially adversely affected.

Rapid advances in technology, industry standards and customer demands characterize the telecommunications industry. New technologies, industry standards or market demands may render our existing services or technologies less competitive or even obsolete. Telecommunications operators in the PRC are currently in the process of introducing 4G telecommunications services. Responding and adapting to 4G and other technological developments and standard changes in our industry may require substantial time, effort and capital investment. If we are unable to respond successfully to technology, industry and market developments, such developments may materially adversely affect our business, results of operations and competitiveness.

Our operating margin will suffer if we are not able to maintain our pricing, utilize our employees and assets efficiently or maintain and improve the current mix of services that we deliver.

Our operating margin is largely a function of the prices that we are able to charge for our services, the new programs we are able to develop, the efficient use of our assets, the utilization of our employees, and the geographical location from which we deliver services. For example, China Mobile Beijing has transferred a portion of its call center service business to our Shandong Province location in an effort to reduce costs. Our business model is predicated on our ability to objectively quantify the value that we provide to our clients. If we fail to succeed on any of these objectives, we may experience a decline in our current operating margin.

The rates we are able to charge for our services, our ability to manage our assets efficiently and the location from which we deliver our services are affected by a number of factors, including, without limitation:

●	our clients’ perceptions of our ability to add value through our services;

●	our ability to objectively differentiate and verify the value we offer to our clients;

●	competition;

●	the introduction of new services by us or our competitors;

●	our ability to estimate demand for our services;

●	our ability to control costs and improve the efficiency of our employees; and

●	general economic and political conditions.

Wage increases in China may prevent us from sustaining our competitive advantage and could reduce our profit margins.

Wage costs for our call center professionals and other employees form a significant part of our costs. For instance, in 2015, 2014 and 2013, our compensation and benefit expenses in respect of our professionals was $43.62 million, $31.62 million and $21.16 million, accounting for 73%, 74% and 75% of our total revenues, respectively. Because of rapid economic growth and increased competition for skilled employees in China, we may need to increase our levels of employee compensation more rapidly than in the past to remain competitive in retaining the quality and number of employees that our business requires. Increases in the wages and other compensations we pay our employees in China could reduce our competitive strength; especially if increase in wage costs of our call center professionals exceeds increase in our call center professionals’ billing rate, we may suffer a reduction in profit margins. In addition, the future issuance of equity-based compensation to our professional staff and other employees would also result in additional stock dilution for our shareholders.

We depend on our key personnel, and our business and growth prospects may be severely disrupted if we lose their services.

Our future success depends heavily upon the continued service of our key executives. In particular, we rely on the expertise and experience of Gary Wang, our founder, chairman and chief executive officer. We rely on his industry expertise and experience in our business operations, and in particular, his business vision, management skills, and working relationship with our employees, our other major shareholders, the regulatory authorities, and many of our clients. If he became unable or unwilling to continue in his present position, or if he joined a competitor or formed a competing company in violation of his employment agreement, we may not be able to replace him easily, our business may be significantly disrupted and our financial condition and results of operations may be materially adversely affected.

We do not maintain key man life insurance on any of our senior management or key personnel. The loss of any one of them would have a material adverse effect on our business and operations. Competition for senior management and our other key personnel is intense and the pool of suitable candidates is limited. We may be unable to locate a suitable replacement for any senior management or key personnel that we lose. In addition, if any member of our senior management or key personnel joins a competitor or forms a competing company, they may compete with us for customers, business partners and other key professionals and staff members of our company. Although each of our senior management and key personnel has signed a confidentiality and non-competition agreement in connection with his employment with us, we cannot assure that we will be able to successfully enforce these provisions in the event of a dispute between us and any member of our senior management or key personnel.

In addition, we compete for qualified personnel with other call center companies, and we face competition in attracting skilled personnel and retaining the members of our senior management team. These personnel possess technical and business capabilities, including expertise relevant to the BPO market, which are difficult to replace. There is intense competition for experienced senior management with technical and industry expertise in the BPO industry, and we may not be able to retain our key personnel. Intense competition for these personnel could cause our compensation costs to increase, which could have a material adverse effect on our results of operations. Our future success and ability to grow our business will depend in part on the continued service of these individuals and our ability to identify, hire and retain additional qualified personnel. If we are unable to attract and retain qualified employees, we may be unable to meet our business and financial goals.

If we fail to attract and retain enough sufficiently trained customer service associates and other personnel to support our operations, our business, results of operations and financial condition will be seriously harmed.

We rely on large numbers of customer service associates, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified customer service associates. Companies in the BPO market, including us, experience high employee attrition. Our attrition rate for our customer service associates who remained with us following a 90-day training and orientation period was on average approximately 5% per month. A significant increase in the attrition rate among our customer service associates could decrease our operating efficiency and productivity. Our failure to attract, train and retain customer service associates with the qualifications necessary to fulfill the needs of our existing and future clients would seriously harm our business, results of operations and financial condition.

Our senior management lacks experience in managing a public company and complying with laws applicable to operating as a U.S. public company domiciled in the British Virgin Islands and failure to comply with such obligations could have a material adverse effect on our business.

Prior to the completion of our initial public offering, Taiying operated as a private company located in the PRC. In connection with our initial public offering, the senior management of Taiying formed CCRC in the British Virgin Islands, CBPO in Hong Kong and made WFOE a CCRC subsidiary in the PRC. They also entered Taiying and WFOE into certain agreements that gave CCRC effective control over the operations of Taiying by virtue of its ownership of CBPO and CBPO’s ownership of WFOE. In the process of taking these steps to prepare our company for its initial public offering, Taiying’s senior management became the senior management of CCRC. None of CCRC’s senior management has experience managing a public company or managing a British Virgin Islands company.

As a result of our initial public offering, the company became subject to laws, regulations and obligations that dis not previously apply to it, and our senior management currently has limited experience in complying with such laws, regulations and obligations. For example, CCRC will need to comply with the British Virgin Islands laws applicable to companies that are domiciled in that country. The senior management is only experienced in operating the business of Taiying in compliance with Chinese laws. Similarly, by virtue of the initial public offering, CCRC is required to file annual reports in compliance with U.S. securities and other laws. These obligations can be burdensome and complicated, and failure to comply with such obligations could have a material adverse effect on CCRC. In addition, we expect that the process of learning about such new obligations as a public company in the United States will require our senior management to devote time and resources to such efforts that might otherwise be spent on the operation of our BPO business.

Our quarterly operating results are difficult to predict and may fluctuate significantly from period to period in the future.

Our quarterly operating results may differ significantly from period to period due to factors such as, without limitation:

●	client losses or program terminations;

●	variations in the volume of business from clients resulting from changes in our clients’ operations;

●	delays or difficulties in expanding our operational facilities and infrastructure;

●	changes to our pricing structure or that of our competitors;

●	inaccurate estimates of resources and time required to complete ongoing programs;

●	inaccurate estimates of amounts billed by our clients for the services we provided during such period;

●	currency fluctuation;

●	ability to hire and train new employees;

●	seasonal changes in the operations of our clients;

●	a deterioration of economic conditions in the PRC;

●	potential changes to the regulation of the advertising, Internet and wireless communications industries in the PRC; and

●	seasonality of economic activities in the PRC, such as the anticipated decrease in outbound calling during January and February each year due to the Chinese Lunar New Year holiday, and the anticipated decrease in revenues during July and August due to overall slow commercial activities during the summer months.

As a result, you may not be able to rely on period-to-period comparisons of our operating results as an indication of our future performance. If our revenues for a particular quarter are lower than we expect, we may be unable to reduce our operating expenses for that quarter by a corresponding amount, which would harm our operating results for that quarter relative to our operating results from other quarters.

We have limited business insurance coverage. Any future business liability, disruption or litigation we experience might divert management focus from our business and could significantly impact our financial results.

Availability of business insurance products and coverage in the PRC is limited, and most such products are expensive in relation to the coverage offered. We have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurances on commercially reasonable terms make it impractical for us to maintain such insurances. As a result, we do not have any business liability, disruption or litigation insurance coverage for our operations in the PRC. Accordingly, a business disruption, litigation or natural disaster may result in substantial costs and divert management’s attention from our business, which would have an adverse effect on our results of operations and financial condition.

We may require additional financing in the future and our operations could be curtailed if we are unable to obtain required additional financing when needed.

We may need to obtain additional debt or equity financing to fund future capital expenditures. While we do not anticipate seeking additional financing in the immediate future, any additional equity financing may result in dilution to the holders of our outstanding shares of capital stock. Additional debt financing may put us in situations that would restrict our freedom to operate our business, such as situations that:

●	limit our ability to pay dividends or require us to seek consent for the payment of dividends;

●	increase our vulnerability to general adverse economic and industry conditions;

●	require us to dedicate a portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow to fund capital expenditures, working capital and other general corporate purposes; and

●	limit our flexibility in planning for, or reacting to, changes in our business and our industry.

We cannot guaranty that we will be able to obtain additional financing on terms that are acceptable to us, or any financing at all.

Potential disruptions in the capital and credit markets may adversely affect our business, including the availability and cost of short-term funds for liquidity requirements, which could adversely affect our results of operations, cash flows and financial condition.

Potential changes in the global economy may affect the availability of business and consumer credit. We may need to rely on the credit markets, particularly for short-term borrowings from banks in the PRC, as well as the capital markets, to meet our financial commitments and short-term liquidity needs if internal funds from our operations are not available to be allocated to such purposes. Disruptions in the credit and capital markets could adversely affect our ability to draw on such short-term bank facilities. Our access to funds under such credit facilities is dependent on the ability of the banks that are parties to those facilities to meet their funding commitments, which may be dependent on governmental economic policies in the PRC. Those banks may not be able to meet their funding commitments to us if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests from us and other borrowers within a short period of time.

Long-term disruptions in the credit and capital markets could result from uncertainty, changing or increased regulations, reduced alternatives or failures of financial institutions could adversely affect our access to the liquidity needed for our business. Any disruption could require us to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business needs can be arranged. Such measures may include deferring capital expenditures, and reducing or eliminating discretionary uses of cash.

Continued market disruptions could cause broader economic downturns, which may lead to decreased cellular telephone usage, decreased commercial activities in general, and increased likelihood that customers will be unable to pay for our services. Further, bankruptcies or similar events by China Telecom, China Mobile, their subsidiaries or significant customers, or our other clients may cause us to incur bad debt expense at levels higher than historically experienced. These events would adversely impact our results of operations, cash flows and financial position.

Rapid growth and a rapidly changing operating environment may strain our limited resources.

We may not have adequate operational, administrative and financial resources to sustain the growth we want to achieve. Taiying was incorporated in December 2007. As of December 31, 2015, we had a total of approximately 7,799 employees. We have experienced rapid growth in our employee headcount. This expansion has resulted, and will continue to result, in substantial demands on our management resources. To manage our growth, we must develop and improve our existing administrative and operational systems and our financial and management controls and further expand, train and manage our work force. As we continue these efforts, we may incur substantial costs and expend substantial resources due to, among other things, different technology standards, legal considerations and cultural differences.

Our future success also depends on our product development, customer service, sales and marketing. If we fail to manage our growth and expansion effectively, the quality of our services and our customer support may deteriorate and our business may suffer. This could prompt either or both of the provincial subsidiaries of China Mobile or China Telecom to discontinue their respective outsourcing relationships with us. We cannot assure that we will be able to efficiently or effectively manage the growth of our operations, recruit top talent and train our personnel. Any failure to efficiently manage our expansion may materially and adversely affect our business and future growth.

Our bank accounts are not insured or protected against loss.

WFOE and the Operating Companies maintain cash accounts with various banks and trust companies located in the PRC. Such cash accounts are not insured or otherwise protected. Should any bank or trust company holding such cash deposits become insolvent, or if WFOE or an operating company of ours is otherwise unable to withdraw funds, this entity would lose the cash on deposit with that particular bank or trust company.

We may not pay dividends.

We have not previously paid any cash dividends, and we do not anticipate paying any dividends on our common shares. Although we have achieved net profitability in 2015, 2014 and 2013, we cannot assure that our operations will continue to result in sufficient revenues to enable us to operate at profitable levels or to generate positive cash flows. Furthermore, there is no assurance that our Board of Directors will declare dividends even if we are profitable. Dividend policy is subject to the discretion of our Board of Directors and will depend on, among other things, our earnings, financial condition, capital requirements and other factors. If we determine to pay dividends on any of our common shares in the future, we will be dependent, in large part, on receipt of funds from Taiying. See “Dividend Policy.”

Our growth strategy may prove to be disruptive and divert management resources, which could adversely affect our existing businesses.

Our growth strategy includes the continued expansion of Taiying’s call center operations and may include strategic acquisitions of competitive operators. We do not have any understanding, commitment or agreement in place with regard to any such acquisitions at this time. The implementation of such strategies may involve large transactions and present financial, managerial and operational challenges, including diversion of management attention from existing businesses, difficulty with integrating personnel and financial and other systems, increased expenses, including compensation expenses resulting from newly-hired employees, assumption of unknown liabilities and potential disputes. We also could experience financial or other setbacks if any of our growth strategies encounter problems of which we are not presently aware.

We expect to allocate a portion of the net proceeds from our initial public offering to such acquisitions, but we have not yet located any potential targets, and we may be unable to do so. Further, even if we find a target we believe to be suitable, we may be unable to negotiate acquisition terms that are satisfactory to us. In the event we are unable to complete acquisitions, we will reserve the right to reallocate such funds to our working capital. If this happens, we would have broad discretion over the ultimate use of such funds, and we could use such funds in ways with which investors might disagree.

Furthermore, any such acquisitions must comply with all PRC laws and regulations applicable to such transactions. The regulatory environment that governs mergers and acquisitions in the PRC has continued to evolve in recent years and remains subject to interpretation by the agencies that have responsibility for reviewing or approving such transactions. Compliance with such regulations in the process of structuring, negotiating and closing such transactions will require us to expend company resources that would otherwise be available for and used in the management and operation of the company, all of which could have an adverse effect on our operations and financial results.

We do not hold any patents or trademarks to protect our intellectual property and the misappropriation of our intellectual property could have a material adverse effect on our business, financial condition and results of operations.

Our intellectual property rights are important to our business. We rely on a combination of trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. We do not presently hold any patents or registered trademarks. However, we have been granted registered computer software ownership rights to ten pieces of intellectual property rights by the China State Copyright Bureau. In addition, we enter into confidentiality agreements with most of our employees and consultants, and control access to and distribution of our documentation and other licensed information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our technology without authorization, or to develop similar technology independently. Since the Chinese legal system in general, and the intellectual property regime in particular, is relatively weak, it is often difficult to enforce intellectual property rights in China. In addition, confidentiality agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China or elsewhere. In addition, policing any unauthorized use of our intellectual property is difficult, time-consuming and costly and the steps we have taken may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Our Corporate Structure

WFOE’s contractual arrangements with Taiying may result in adverse tax consequences to us.

We could face material and adverse tax consequences if the PRC tax authorities determine that WFOE’s contractual arrangements with Taiying were not made on an arm’s length basis and adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment. A transfer pricing adjustment could result in a reduction, for PRC tax purposes, of adjustments recorded by Taiying, which could adversely affect us by increasing Taiying’s tax liability without reducing WFOE’s tax liability, which could further result in late payment fees and other penalties to Taiying for underpaid taxes, all of which could have a material adverse effect on our results of operations and financial condition.

WFOE’s contractual arrangements with Taiying may not be as effective in providing control over Taiying as direct ownership.

We conduct substantially all of our operations, and generate substantially all of our revenues, through contractual arrangements with Taiying that provide us, through our ownership of WFOE, with effective control over Taiying. We depend on Taiying to hold and maintain contracts with our customers. Taiying also own substantially all of our intellectual property, facilities and other assets relating to the operation of our business, and employ the personnel for substantially all of our business. Neither our company nor WFOE has any ownership interest in Taiying. Although we have been advised by our PRC legal counsel, that each contract under WFOE’s contractual arrangements with Taiying is valid, binding and enforceable under current PRC laws and regulations, these contractual arrangements may not be as effective in providing us with control over Taiying as direct ownership of Taiying would be. In addition, Taiying may breach the contractual arrangements. For example, Taiying may decide not to make contractual payments to WFOE, and consequently to our company, in accordance with the existing contractual arrangements. In the event of any such breach, we would have to rely on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system.

PRC laws and regulations governing our businesses and the validity of certain of our contractual arrangements are uncertain. If we are found to be in violation of such PRC laws and regulations, we could be subject to sanctions. In addition, changes in such PRC laws and regulations may materially and adversely affect our business.

Foreign ownership of a call center BPO and related business, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record.

We are a BVI company and our PRC subsidiary WFOE is considered a foreign-invested enterprise. To comply with PRC laws and regulations, we conduct our business in China through WFOE, Taiying and its subsidiaries based on a series of contractual arrangements by and among WFOE, Taiying and its shareholders, which enable us to:

●	exercise effective control over Taiying and its subsidiaries;

●	receive substantially all of the economic benefits and bear the obligation to absorb substantially all of the losses of Taiying; and

●	have an exclusive option to purchase all or part of the equity interests in Taiying when and to the extent permitted by PRC law.

Because of these contractual arrangements, we are the primary beneficiary of Taiying and hence consolidate its financial results as our variable interest entity.

In the opinion of our PRC legal counsel, (a) our current ownership structure of our WFOE and Taiying, both comply with all existing PRC laws and regulations; and (b) each of the contractual arrangements is valid, binding and enforceable in accordance with its terms and applicable PRC Laws, and will not result in any violation of PRC laws or regulations currently in effect. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of PRC Laws and future PRC Laws, and there can be no assurance that the PRC authorities may take a view that is contrary to or otherwise different from our PRC legal counsel.

It is uncertain whether any new PRC laws, rules or regulations relating to contractual arrangements structures will be adopted or if adopted, what they would provide. Further, the effectiveness of newly enacted laws, regulations or amendments may be delayed, resulting in detrimental reliance by foreign investors. If CCRC, WFOE or Taiying are found to be in violation of any existing or future PRC laws, rules or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including, sanctions, fines, revoking the business and operating licenses of WFOE or Taiying, requiring us to discontinue or restrict our operations, restricting our right to collect revenue, requiring us to restructure our operations or taking other regulatory or enforcement actions against us. If we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of Taiying in our consolidated financial statements. In addition, any litigation in the PRC may be protracted and result in substantial costs and diversion of resources and management attention. Any of these events would have a material adverse effect on our business, financial condition and results of operations.

The shareholder of Taiying has potential conflicts of interest with us, which may adversely affect our business.

Neither WFOE nor we own any portion of the equity interests of Taiying. Instead, we rely on WFOE’s contractual obligations to enforce our interest in receiving payments from Taiying. Conflicts of interests may arise between Taiying’s shareholder and our company if, for example, its interests in receiving dividends from Taiying were to conflict with our interest requiring these companies to make contractually obligated payments to WFOE. As a result, we have required Taiying and its sole shareholder to execute irrevocable powers of attorney to appoint the individual designated by us to be his attorney-in-fact to vote on their behalf on all matters requiring shareholder approval by Taiying and to require Taiying’s compliance with the terms of its contractual obligations. We cannot assure, however, that when conflicts of interest arise, the shareholder will act completely in our interests or that conflicts of interests will be resolved in our favor. In addition, this shareholder could violate its agreements with us by diverting business opportunities from us to others. If we cannot resolve any conflicts of interest between us and Taiying’s shareholder, we would have to rely on legal proceedings, which could result in substantial costs and diversion of management attention and resources, all of which could have a material adverse effect on our business, financial condition and results of operations.

Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiary, limit our subsidiary’s ability to increase its registered capital, distribute profits to us, or otherwise adversely affect us.

On July 4, 2014, China’s State Administration for Foreign Exchange (“SAFE”) issued the Circular of the State Administration of Foreign Exchange on Issues concerning Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or Circular 37, which became effective as of July 4, 2014. According to Circular 37, prior registration with the local SAFE branch is required for PRC residents to contribute domestic assets or interests to offshore companies, known as a special purpose vehicle (SPV). Moreover, Circular 37 applies retroactively. As a result, PRC residents who have contributed domestic assets or interests to a SPV, but failed to complete foreign exchange registration of overseas investments as required before July 4, 2014 shall send a letter to SAFE and its branches for explanation. SAFE and its branches shall, under the principle of legality and legitimacy, conduct supplementary registration, and impose administrative punishment on those in violation of the administrative provisions on the foreign exchange pursuant to the law.

We attempt to comply, and attempt to ensure that our shareholders who are subject to these rules comply, with the relevant requirements. However, we cannot provide any assurances that all of our shareholders who are PRC residents will make or obtain any applicable registrations or comply with other requirements required by Circular 37 or other related rules. The failure or inability of our PRC resident shareholders to make any required registrations or comply with other requirements may subject such shareholders to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans to (including using the proceeds from our initial public offering) WFOE or Taiying, limiting their ability to pay dividends or otherwise distributing profits to us.

We rely on dividends paid by WFOE for our cash needs.

We rely primarily on dividends paid by WFOE for our cash needs, including the funds necessary to pay dividends and other cash distributions, if any, to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in the PRC is subject to limitations as described herein. Under British Virgin Islands law, we may only pay dividends from surplus (the excess, if any, at the time of the determination of the total assets of our company over the sum of our liabilities, as shown in our books of account, plus our capital), and we must be solvent before and after the dividend payment in the sense that we will be able to satisfy our liabilities as they become due in the ordinary course of business; and the realizable value of assets of our company will not be less than the sum of our total liabilities, other than deferred taxes as shown on our books of account, and our capital. If we determine to pay dividends on any of our common shares in the future, as a holding company, we will be dependent on receipt of funds from WFOE. See “Dividend Policy.”

Pursuant to the Implementation Rules for the new Chinese enterprise income tax law, effective on January 1, 2008, dividends payable by a foreign investment entity to its foreign investors are subject to a withholding tax of up to 10%. Pursuant to Article 10 of the Arrangement Between the Mainland of China and the Hong Kong Special Administration Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income effective December 8, 2006, dividends payable by a foreign investment entity to its Hong Kong investor who owns 25% or more of the equity of the foreign investment entity is subject to a withholding tax of up to 5%.

The payment of dividends by entities organized in the PRC is subject to limitations, procedures and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. WFOE is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its compulsory reserves fund until the accumulative amount of such reserves reaches 50% of its registered capital.

The transfer to this reserve must be made before distribution of any dividend to shareholders. The surplus reserve fund is non-distributable other than during liquidation and can be used to fund previous years’ losses, if any, and may be utilized for business expansion or converted into share capital by issuing new shares to existing shareholders in proportion to their shareholding or by increasing the par value of the shares currently held by them, provided that the remaining reserve balance after such issue is not less than 25% of the registered capital. As of December 31, 2015 and 2014, the accumulated appropriations to statutory reserves amounted to $1,288,617 and $781,731 respectively.

WFOE is required to allocate a portion of its after-tax profits, as determined by its board of directors, to the general reserve, and the staff welfare and bonus funds, which may not be distributed to equity owners.

Pursuant to the “Wholly Foreign-Owned Enterprise Law of the P.R. China (2000 Revision)” and “Implementing Rules for the Law of the People’s Republic of China on Wholly Foreign Owned Enterprises (2014 Revision)”, WFOE is required to allocate a portion of its after-tax profits in accordance with its Articles of Association, to the general reserve, and the staff welfare and bonus funds. No lower than 10% of an enterprise’s after tax-profits should be allocated to the general reserve. When the general reserve account balance is equal to or greater than 50% of the WFOE’s registered capital, no further allocation to the general reserve account is required. According to the Articles of Association of WFOE, WFOE’s board of directors determines the amount contributed to the staff welfare and bonus funds. The staff welfare and bonus fund is used for the collective welfare of the staff of WFOE. These reserves represent appropriations of retained earnings determined according to PRC law.

As of the date of this annual report, the amounts of these reserves have not yet been determined, and we have not committed to establishing such amounts at this time. Under current PRC laws, WFOE is required to set aside reserve amounts, but has not yet done so. WFOE has not done so because PRC authorities grant companies flexibility in making a determination. PRC law requires such a determination to be made in accordance with the company’s organizational documents and WFOE’s organizational documents do not require the determination to be made within a particular timeframe. Although we have not yet been required by PRC authorities to make such determinations or set aside such reserves, PRC authorities may require WFOE to rectify its noncompliance and we may be fined if we fail to do so after receiving a warning within its set time period.

Additionally, PRC law provides that a PRC company must allocate a portion of after-tax profits to the general reserve and the staff welfare and bonus funds reserve prior to the retention of profits or the distribution of profits to foreign invested companies. Therefore, if for any reason, the dividends from WFOE cannot be repatriated to us or not in time, our cash flow may be adversely impacted or we may become insolvent.

WFOE is required to make a payment under its agreement to bear the losses of Taiying, thus our liquidity may be adversely affected, which could harm our financial condition and results of operations.

On September 3, 2014, WFOE entered into an Entrusted Management Agreement with Taiying. Pursuant to the Entrusted Management Agreement, WFOE agreed to bear the losses of Taiying. If Taiying suffers losses and WFOE is required to absorb all or a portion of such losses, WFOE will be required to seek reimbursement from Taiying. In such event, it is unlikely that Taiying will be able to make such reimbursement and WFOE may be unable to recoup the loss WFOE absorbed at such time, if ever. Further, under the Entrusted Management Agreement, WFOE may absorb the losses at a time when WFOE does not have sufficient cash to make such payment and at a time when WFOE or we may be unable to borrow such funds on terms that are acceptable, if at all. As a result, any losses absorbed under the Entrusted Management Agreement may have an adverse effect on our liquidity, financial condition and results of operations.

Our failure to obtain prior approval of the China Securities Regulatory Commission (“CSRC”) for the listing and trading of our common shares on a foreign stock exchange could have a material adverse effect upon our business, operating results, reputation and trading price of our common shares.

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce of the People’s Republic of China (“MOFCOM”), the State Assets Supervision and Administration Commission, the State Administration of Taxation, the State Administration for Industry and Commerce, the CSRC and SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “New M&A Rule”) which became effective on September 8, 2006 and was amended on June 22, 2009. The New M&A Rule contains provisions that require that an offshore special purpose vehicle (SPV) formed for listing purposes and controlled directly or indirectly by PRC companies or individuals shall obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published procedures specifying documents and materials required to be submitted to it by an SPV seeking CSRC approval of overseas listings.

However, the application of the New M&A Rule remains unclear with no consensus currently existing among leading PRC law firms regarding the scope and applicability of the CSRC approval requirement. Our PRC counsel, has given us the following advice, based on their understanding of current PRC laws and regulations:

●	We currently control our PRC affiliate, Taiying, by virtue of WFOE’s VIE agreements with Taiying, but not through equity interest or asset acquisition which are stipulated in the New M&A Rule; and

●	In spite of the lack of clarity on this issue, the CSRC has not issued any definitive rule or interpretation regarding whether offerings like our initial public offering are subject to the New M&A Rule.

The CSRC has not issued any such definitive rule or interpretation, and we have not chosen to voluntarily request approval under the New M&A Rule. If prior CSRC approval was required, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory authorities. These authorities may impose fines and penalties upon our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from our initial public offering into the PRC, or take other actions that could have a material adverse effect upon our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our common shares.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common shares less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner if our revenues exceed $1 billion, if we issue more than $1 billion in non-convertible debt in a three year period, or if the market value of our commons shares held by non-affiliates exceeds $700 million as of any December 31 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our commons shares and our share price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail our company of this exemption from new or revised accounting standards and, therefore, are subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime.

As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

Substantial uncertainties exist with respect to the enactment timetable and final content of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

MOFCOM published a discussion draft of the proposed Foreign Investment Law in January 2015 (the “Draft FIL”) aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Draft FIL embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. MOFCOM is currently soliciting comments on this draft and substantial uncertainties exist with respect to its enactment timetable, final content, interpretation and implementation.

Among other things, the Draft FIL expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. The Draft FIL specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance, treated as a PRC domestic investor provided that the entity is “controlled” by PRC entities and/or citizens. Once an entity is determined to be an FIE, it will be subject to the foreign investment restrictions or prohibitions set forth in a “negative list,” to be separately issued by the State Council later. Unless the underlying business of the FIE falls within the negative list, which calls for market entry clearance, prior approval from the government authorities as mandated by the existing foreign investment legal regime would no longer be required for establishment of the FIE. Under the Draft FIL, VIEs that are controlled via contractual arrangement would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is on the “negative list” the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC companies or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, the VIEs will be treated as FIEs and any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal.

The call center services, which we conduct through our VIE, are currently subject to foreign investment restrictions set forth in the Catalogue of Industries for Guiding Foreign Investment, or the Catalogue, issued by the National Development and Reform Commission and the Ministry of Commerce that was amended in 2015 and became effective in April 2015. The Draft FIL, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

Foreign Operational Risks

We are dependent on the state of the PRC’s economy as all of our business is conducted in the PRC and a decline would have a material adverse effect on our business, financial condition and results of operations.

Currently, all of our business operations are conducted in the PRC, and all of our customers are also located in the PRC. Accordingly, any material slowdown in the PRC economy may cause our customers to reduce expenditures or delay the building of new facilities or projects. This may in turn lead to a decline in the demand for the services we provide. Any such decline would have a material adverse effect on our business, financial condition and results of operations.

A general economic downturn, a recession or a sudden disruption in business conditions in the PRC may affect consumer spending on discretionary items, including cellular telephone services and MVAS, which could adversely affect our business.

Consumer spending is generally affected by a number of factors, including general economic conditions, the level of unemployment, inflation, interest rates, energy costs, gasoline prices and consumer confidence generally, all of which are beyond our control. Consumer purchases of discretionary items tend to decline during recessionary periods, when disposable income is lower, and may impact sales of our services. In addition, sudden disruption in business conditions as a result of a terrorist attack, retaliation and the threat of further attacks or retaliation, war, adverse weather conditions and climate changes or other natural disasters, pandemic situations or large scale power outages can have a short or, sometimes, long-term impact on consumer spending. A downturn in the economy in the PRC, including any recession or a sudden disruption of business conditions in the PRC, could adversely affect our business, financial condition or results of operation.

Since our operations and assets are located in the PRC, shareholders may find it difficult to enforce a U.S. judgment against the assets of our company, our directors and executive officers.

Our operations and assets are located in the PRC. In addition, all of our executive officers and directors are non-residents of the U.S., and substantially all the assets of such persons are located outside the U.S. As a result, it could be difficult for investors to effect service of process in the U.S., or to enforce a judgment obtained in the U.S. against us or any of these persons.

Although we do not import goods into or export goods out of the PRC, fluctuation of the Renminbi (“RMB”) may indirectly affect our financial condition by affecting the volume of cross-border money flow.

Although we use the United States dollar for financial reporting purposes, all of the transactions effected by WFOE and Taiying are denominated in the PRC’s currency, the RMB. The value of the RMB fluctuates and is subject to changes in the PRC’s political and economic conditions. We do not currently engage in hedging activities to protect against foreign currency risks. Even if we choose to engage in such hedging activities, we may not be able to do so effectively. Future movements in the exchange rate of the RMB could adversely affect our financial condition as we may suffer financial losses when transferring money raised outside of China into the country or paying vendors for services performed outside of China.

If any dividend is declared in the future and paid in a foreign currency, you may be taxed on a larger amount in U.S. dollars than the U.S. dollar amount that you will actually ultimately receive.

If you are a United States holder, you will be taxed on the U.S. dollar value of your dividends, if any, at the time you receive them, even if you actually receive a smaller amount of U.S. dollars when the payment is in fact converted into U.S. dollars. Specifically, if a dividend is declared and paid in a foreign currency, the amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the payments made in the foreign currency, determined at the spot rate of the foreign currency to the U.S. dollar on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Thus, if the value of the foreign currency decreases before you actually convert the currency into U.S. dollars, you will be taxed on a larger amount in U.S. dollars than the U.S. dollar amount that you will actually ultimately receive.

We may become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors.

Based on the nature of our business activities, we may be classified as a passive foreign investment company (“PFIC”), by the U.S. Internal Revenue Service (“IRS”), for U.S. federal income tax purposes. Such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we are a PFIC, a U.S. investor will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for U.S. tax purposes if either:

●	75% or more of our gross income in a taxable year is passive income; or

●	the average percentage of our assets by value in a taxable year that produce or are held for the production of passive income (which includes cash) is at least 50%.

The calculation of the value of our assets is based, in part, on the then market value of our common shares, which is subject to change. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raised in our initial public offering. We cannot assure that we will not be a PFIC for any taxable year. See “Taxation – United States Federal Income Taxation-Passive Foreign Investment Company.”

Introduction of new laws or changes to existing laws by the PRC government may adversely affect our business.

The PRC legal system is a codified legal system made up of written laws, regulations, circulars, administrative directives and internal guidelines. Unlike common law jurisdictions such as the U.S., decided cases (which may be taken as reference) do not form part of the legal structure of the PRC and thus have no binding effect. Furthermore, in line with its transformation from a centrally planned economy to a more market-oriented economy, the PRC government is still in the process of developing a comprehensive set of laws and regulations. As the legal system in the PRC is still evolving, laws and regulations or their interpretation may be subject to further changes. Such uncertainty and prospective changes to the PRC legal system could adversely affect our results of operations and financial condition.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of the PRC, which may take as long as six months in the ordinary course. We receive the majority of our revenues in Renminbi. Under our current corporate structure, our income is derived from payments from WFOE. Shortages in the availability of foreign currency may restrict the ability of WFOE to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the PRC SAFE by complying with certain procedural requirements. However, approval from appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders. See “Business Overview – Regulations on Foreign Currency Exchange and Dividend Distribution.”

Fluctuation of the Renminbi could materially affect our financial condition and results of operations

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an appreciation of the Renminbi against the U.S. dollar. While the international reaction to the Renminbi revaluation has generally been positive, there remains international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more rapid appreciation of the Renminbi against the U.S. dollar. Any material revaluation of Renminbi may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our common shares in U.S. dollars. For example, an appreciation of Renminbi against the U.S. dollar would make any new Renminbi denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into Renminbi for such purposes. See “Exchange Rate Information.”

Our business benefits from certain government grants and incentives, and such grants decreased significantly during 2015. Expiration, reduction or discontinuation of, or changes to, these incentives will increase our burden and reduce our net income.

Taiying has received grants from various governmental agencies after meeting certain conditions, such as locating call centers in their jurisdictions or obtaining certain technological certifications. Government grants represented 81% of our net income during 2014. In 2015, grants represented 22% of net income.

Taiying has benefitted from such grants and subsidies. In particular, Taiying recently received:

●	a one-time subsidy of $130,172 in 2014 from Department of Commerce of Shandong Province for being a leader in the Shandong Service Industry innovation team;

●	a one-time subsidy of $376,361 in 2014 from Department of Foreign Trade and Economic Cooperation;

●	a one-time subsidy of $195,258 in 2014 from Taian Business Bureau for developing an outsourcing platform for E-commerce backend processing;

●	a one-time subsidy of $40,679 in 2014 from Department of Commerce of Shandong Province in support of our employment strategies;

●	a two-time subsidy of $3,417 and $9,519 in 2014 from Chongqing Retired Military Cadres Training Center in support of our employment strategies;

●	a three-time subsidy of $97,629, $128,700, and $170,061 in 2014 from Yongchuan Municipal Finance Bureau in support of our employment strategies;

●	a one-time tax credit of $246,772 in 2014 from local tax bureau for the promotion of foreign investments;

●	a two-time subsidy of $9,080 and $30,346 in 2014 from Chongqing Municipal Finance Bureau Social Security Fund for hiring internship of college students;

●	A one-time subsidy of $7,817 in 2015 from Taian Finance Bureau for Undergrants Intership Subsidy;

●	A one-time subsidy of $211 in 2015 from Taian Tax Bureau for the Individual Tax payment;

●	A one-time subsidy of $48,251 in 2015 from Taian Finance Bureau for Construction of Training System and Brand Building;

●	A one-time tax credit of $350,265 in 2015 from Local File (Great Development of West China) Investment Promotion for Four Exemptions and Four Reductions on Business Tax and Value Added Tax;

●	A one-time subsidy of $9,811 in 2015 from Chongqing Yongchuan District Finance Bureau;

●	A one-time subsidy of $23,603 in 2015 from Chongqing Finance Bureau for Chongqing Undergrants Intership Subsidy;

●	A one-time subsidy of $76,968 in 2015 from Chongqing Finance Bureau for the Unemployment Insurance Fund payment;

●	A one-time subsidy of $33,775 in 2015 from Chongqing Finance Bureau; and

●	A one-time subsidy of $476,880 in 2015 from Nanchang Qingshanhu District Dongzhen People’s Government for the office rental and renovation fees.

In addition, in 2015, 2014 and 2013, the Chinese government granted Taiying a 15% income tax rate, which is less than the standard 25% income tax rate in the PRC.

The local PRC government authorities may reduce or eliminate these incentives through new legislation at any time in the future. In the event Taiying is no longer exempt from lowered income taxation, its applicable tax rate would increase from 15% to up to 25%, the standard business income tax rate in the PRC. In addition, the termination of one-time subsidies for call center business development could increase the burden of constructing and operating call centers of such size in the future. The reduction or discontinuation of any of these economic incentives could negatively affect our business and operations.

Recent changes in the PRC’s labor law restrict our ability to reduce our workforce in the PRC in the event of an economic downturn and may increase our production costs.

In June 2007, the National People’s Congress of the PRC enacted new labor law legislation called the Labor Contract Law, which became effective on January 1, 2008. To clarify certain details in connection with the implementation of the Labor Contract Law, the PRC State Council promulgated the Implementing Rules for the Labor Contract Law on September 18, 2008, which came into effect immediately. The legislation formalized workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions. Considered one of the strictest labor laws in the world, among other things, this new law provides for specific standards and procedures for the termination of an employment contract and places the burden of proof on the employer. In addition, the law requires the payment of a statutory severance pay upon the termination of an employment contract in most cases, including the case of the expiration of a fixed-term employment contract. Further, the law requires an employer to conclude an “employment contract without a fixed-term” with any employee who either has worked for the same employer for 10 consecutive years or more or has had two consecutive fixed-term contracts with the same employer. An “employment contract without a fixed term” can no longer be terminated on the ground of the expiration of the contract, although it can still be terminated pursuant to the standards and procedures set forth under the new law. Because of the lack of precedent for the enforcement of such a law, the standards and procedures set forth under the law in relation to the termination of an employment contract have raised concerns among foreign investment enterprises in the PRC that such an “employment contract without a fixed term” might in fact become a “lifetime, permanent employment contract.” Finally, under the new law, downsizing of either more than 20 people or more than 10% of the workforce may occur only under specified circumstances, such as a restructuring undertaken pursuant to the PRC’s Enterprise Bankruptcy Law, or where a company suffers serious difficulties in production and/or business operations, or where there has been a material change in the objective economic circumstances relied upon by the parties at the time of the conclusion of the employment contract, thereby making the performance of such employment contract not possible. To date, there has been very little guidance or precedent as to how such specified circumstances for downsizing will be interpreted and enforced by the relevant PRC authorities. All of our employees working for us exclusively within the PRC are covered by the new law and thus, our ability to adjust the size of our operations when necessary in periods of recession or less severe economic downturns may be curtailed. Accordingly, if we face future periods of decline in business activity generally or adverse economic periods specific to our business, this new law can be expected to exacerbate the adverse effect of the economic environment on our results of operations and financial condition.

We may be subject to fines and legal sanctions by SAFE or other PRC government authorities if we or our employees who are PRC citizens fail to comply with PRC regulations relating to employee stock options granted by offshore listed companies to PRC citizens.

On February 1, 2012, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Issues Concerning the Administration of Foreign Exchange Used for Domestic Individuals’ Participation in Equity Incentive Plans of Companies Listed Overseas, or Circular 7. Under Circular 7, Chinese citizens who are granted share options by an offshore listed company are required, through a Chinese agent or Chinese subsidiary of the offshore listed company, to register with SAFE and complete certain other procedures, including applications for foreign exchange purchase quotas and opening special bank accounts. We and our Chinese employees who have been granted share options are subject to Circular 7. Failure to comply with these regulations may subject us or our Chinese employees to fines and legal sanctions imposed by SAFE or other PRC government authorities and may prevent us from further granting options under our share incentive plans to our employees. Such events could adversely affect our business operations.

Changes in PRC’s political and economic policies could harm our business.

Substantially all of our business operations are conducted in the PRC. Accordingly, our results of operations, financial condition and prospects are subject to economic, political and legal developments in the PRC. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources.

The PRC economy has historically been a planned economy subject to governmental plans and quotas and has, in certain aspects, been transitioning to a more market-oriented economy. Although we believe that the economic reform and the macroeconomic measures adopted by the PRC government have had a positive effect on the economic development of PRC, we cannot predict the future direction of these economic reforms or the effects these measures may have on our business, financial position or results of operations. In addition, the PRC economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development (“OECD”). These differences include, without limitation:

●	economic structure;

●	level of government involvement in the economy;

●	level of development;

●	level of capital reinvestment;

●	control of foreign exchange;

●	methods of allocating resources; and

●	balance of payments position.

As a result of these differences, our business may not develop in the same way or at the same rate as might be expected if the PRC economy were similar to those of the OECD member countries. See “Business Overview– Industry and Market Background.”

Since 1979, the Chinese government has promulgated many new laws and regulations covering general economic matters. Despite these efforts to develop a legal system, the PRC’s system of laws is not yet complete. Even where adequate law exists in the PRC, enforcement of existing laws or contracts based on existing law may be uncertain or sporadic, and it may be difficult to obtain swift and equitable enforcement or to obtain enforcement of a judgment by a court of another jurisdiction. The relative inexperience of the PRC’s judiciary, in many cases, creates additional uncertainty as to the outcome of any lawsuit. In addition, interpretation of statutes and regulations may be subject to government policies reflecting domestic political changes. Our activities in the PRC will also be subject to administration review and approval by various national and local agencies of the PRC’s government. Because of the changes occurring in the PRC’s legal and regulatory structure, we may not be able to secure the requisite governmental approval for our activities. Although we have obtained all required governmental approvals to operate our business as currently conducted, to the extent we are unable to obtain or maintain required governmental approvals, the PRC government may, in its sole discretion, prohibit us from conducting our business. See “Business Overview – Industry and Market Background.”

If relations between the United States and China worsen, our share price may decrease and we may have difficulty accessing U.S. capital markets.

At various times during recent years, the United States and China have had disagreements over political and economic issues. Controversies may arise in the future between these two countries. Any political or trade controversy between the United States and China could adversely affect the market price of our common shares and our ability to access U.S. capital markets.

The Chinese government could change its policies toward private enterprise or even nationalize or expropriate private enterprises, which could result in the total loss of our investment in that country.

Our business is subject to political and economic uncertainties and may be adversely affected by political, economic and social developments in the PRC. Over the past several years, the PRC government has pursued economic reform policies including the encouragement of private economic activity and greater economic decentralization. The PRC government may not continue to pursue these policies or may alter them to our detriment from time to time with little, if any, prior notice.

Changes in policies, laws and regulations or in their interpretation or the imposition of confiscatory taxation, restrictions on currency conversion, restrictions or prohibitions on dividend payments to shareholders, devaluations of currency or the nationalization or other expropriation of private enterprises could have a material adverse effect on our business. Nationalization or expropriation could even result in the total loss of our investment in the PRC and in the total loss of any investment in us.

Because our operations are located in the PRC, information about our operations is not readily available from independent third-party sources.

Because Taiying and WFOE are based in the PRC, our shareholders may have greater difficulty in obtaining information about them on a timely basis than would shareholders of a U.S.-based company. Their operations will continue to be conducted in the PRC and shareholders may have difficulty in obtaining information about them from sources other than the companies themselves. Information available from newspapers, trade journals, or local, regional or national regulatory agencies such as issuance of construction permits and contract awards for development projects will not be readily available to shareholders and, where available, will likely be available only in Chinese. Shareholders will be dependent upon management for reports of their progress, development, activities and expenditure of proceeds.

Risks Related to Ownership of Our Common Shares

The market price for our common shares may be volatile, which could result in substantial losses to investors.

The trading prices for our common shares have fluctuated since we first listed our common shares. Since our common shares became listed on the NASDAQ on December 21, 2015, the trading price of our common shares has ranged from $11.99 to $4.39 per common share, and the last reported trading price on April 28, 2016 was $10.74 per common share. The market price of our common shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	lawsuits threatened or filed against us;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole; and

●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

If our financial condition deteriorates, we may not meet continued listing standards on the NASDAQ Capital Market.

The NASDAQ Capital Market requires companies to fulfill specific requirements in order for their shares to continue to be listed. In order to qualify for continued listing on the NASDAQ Capital Market, we must meet the following criteria:

●	Our shareholders’ equity must be at least $2,500,000; or the market value of our listed securities must be at least $35,000,000; or our net income from continuing operations in our last fiscal year (or two of the last three fiscal years) must have been at least $500,000;

●	The market value of our shares held by non-affiliates must be at least $500,000;

●	The market value of our shares must be at least $1,000,000;

●	The minimum bid price for our shares must be at least $1.00 per share;

●	We must have at least 300 shareholders;

●	We must have at least 2 market makers; and

●	We must have adopted NASDAQ-mandated corporate governance measures, including a Board of Directors comprised of a majority of independent directors, an Audit Committee comprised solely of independent directors and the adoption of a code of ethics among other items.

If our shares are delisted from the NASDAQ Capital Market at some later date, our shareholders could find it difficult to sell our shares. In addition, if our common shares are delisted from the NASDAQ Capital Market at some later date, we may apply to have our common shares quoted on the Bulletin Board or in the “pink sheets” maintained by the National Quotation Bureau, Inc. The Bulletin Board and the “pink sheets” are generally considered to be less efficient markets than the NASDAQ Capital Market. In addition, if our common shares are not so listed or are delisted at some later date, our common shares may be subject to the “penny stock” regulations. These rules impose additional sales practice requirements on broker-dealers that sell low-priced securities to persons other than established customers and institutional accredited investors and require the delivery of a disclosure schedule explaining the nature and risks of the penny stock market. As a result, the ability or willingness of broker-dealers to sell or make a market in our common shares might decline. If our common shares are not so listed or are delisted from the NASDAQ Capital Market at some later date or become subject to the penny stock regulations, it is likely that the price of our shares would decline and that our shareholders would find it difficult to sell their shares.

We incur increased costs as a result of being a public company.

As a public company, we incur legal, accounting and other expenses that we did not incur as a private company. For example, we must now engage U.S. securities law counsel and U.S. auditors that we did not require as a private company, and we have annual payments for listing on Nasdaq. In addition, the Sarbanes-Oxley Act, as well as new rules subsequently implemented by the SEC and Nasdaq, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly. In addition, we incur additional costs associated with our public company reporting requirements. While it is impossible to determine the amounts of such expenses, we expect that we incur expenses of between $500,000 and $1 million per year that we did not experience as a private company.

Our classified board structure may prevent a change in control of our company.

Our board of directors is divided into three classes of directors. Directors of the first class hold office for a term expiring at the next annual meeting of shareholders, directors of the second class hold office for a term expiring at the second succeeding annual meeting of shareholders and directors of the third class hold office for a term expiring as the third succeeding annual meeting shareholders. Directors of each class are chosen for three-year terms upon the expiration of their current terms. The staggered terms of our directors may reduce the possibility of a tender offer or an attempt at a change in control, even though a tender offer or change in control might be in the best interest of our shareholders. See “Management – Composition of Board and Board Committees.”

Shares eligible for future sale may adversely affect the market price of our common shares, as the future sale of a substantial amount of outstanding common shares in the public marketplace could reduce the price of our common shares.

The market price of our shares could decline as a result of sales of substantial amounts of our shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our common shares. An aggregate of 18,329,600 of our shares are currently outstanding. The 2,400,000 shares sold in our initial public offering are freely transferable without restriction or further registration under the Securities Act. The remaining 15,929,600 shares are “restricted securities” as defined in Rule 144. These shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act.

Our employees, officers and/or directors control a sizeable amount of our common shares, decreasing your influence on shareholder decisions.

Our employees, officers and/or directors, in the aggregate, beneficially own approximately 28.1% of our outstanding shares.  As a result, our employees, officers and directors possess substantial ability to impact our management and affairs and the outcome of matters submitted to shareholders for approval. These shareholders, acting individually or as a group, could exert substantial influence over matters such as electing directors and approving mergers or other business combination transactions. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our common shares. These actions may be taken even if they are opposed by our other shareholders. See “Share Ownership.”

As the rights of stockholders under British Virgin Islands law differ from those under U.S. law, you may have fewer protections as a shareholder.

Our corporate affairs are governed by our memorandum and articles of association, the British Virgin Islands Business Companies Act, 2004 (the “BVI Act”), and the common law of the British Virgin Islands. The rights of shareholders to take legal action against our directors, actions by minority stockholders and the fiduciary responsibilities of our directors under British Virgin Islands law are to a large extent governed by the common law of the British Virgin Islands and by the BVI Act. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law.

As a result of all of the above, holders of our shares may have more difficulty protecting their interests through actions against our management, directors or major shareholders than they would as shareholders of a U.S. company.

British Virgin Islands companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of the ability to protect their interests.

British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The circumstances in which any such action may be brought, and the procedures and defenses that may be available with respect to any such action, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The British Virgin Islands courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law; and to impose liabilities against us, in original actions brought in the British Virgin Islands, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

The laws of the British Virgin Islands provide little protection for minority shareholders, so minority shareholders will have little or no recourse if the shareholders are dissatisfied with the conduct of our affairs.

Under the law of the British Virgin Islands, there is little statutory law for the protection of minority shareholders other than the provisions of the BVI Act dealing with shareholder remedies. The principal protection under statutory law is that shareholders may bring an action to enforce the constituent documents of the corporation, in our case, our Memorandum and Articles of Association. Shareholders are entitled to have the affairs of the company conducted in accordance with the general law and the Memorandum and Articles. There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law, since the common law of the British Virgin Islands for business companies is limited. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to law and the constituent documents of the corporation. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company’s memorandum and articles of association, then the courts will grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders, which are more limited than the rights afforded minority shareholders under the laws of many states in the United States.

Item 4. Information on the Company

A.	History and Development of the Company.

Corporate History – Taiying, WFOE, CBPO and CCRC

Taiying was incorporated on December 18, 2007 as a domestic Chinese limited company. We formed CBPO, WFOE and CCRC in 2014, in anticipation of registering the common shares of CCRC in our initial public offering. In connection with the formation of CCRC, CBPO and WFOE, we caused WFOE to become the wholly-owned foreign entity of CBPO as of August 2014 and to enter into certain control agreements with Taiying and its shareholder, pursuant to which we, by virtue of our ownership of CBPO and CBPO’s ownership of WFOE, control Taiying.

Corporate History – Central BPO, JTTC HTCC, SCBI, JCBI, ATIT, STTGB, STTCB, HTTYB, JTIS, NTEB, JXTT, XTCC and BTTC

Taiying incorporated the following wholly-owned subsidiaries on the dates indicated below:

●	Central BPO – January 28, 2010;

●	JTTC – February 25, 2010;

●	HTCC – April 20, 2010;

●	SCBI – August 9, 2012;

●	JCBI – December 12, 2013;

●	ATIT – December 26, 2013;

●	STTGB – May 28, 2013;

●	STTCB – February 22, 2013;

●	HTTYB – January 2, 2014 (this company is closed in 2015 and the operation was transferred to HTCC);

●	JTIS – July 1, 2014;

●	NTEB – December 25, 2014;

●	JXTT – January 8, 2015;

●	XTTC – March 20, 2015; and

●	BTTC – June 30, 2015

Purpose and Significance of Taiying and its Subsidiaries, Central BPO, JTTC, HTCC, SCBI, JCBI, ATIT, STTGB, STTCB, HTTYB, JTIS, NTEB, JXTT, XTTC and BTTC

Taiying and its subsidiaries operate call centers throughout China. Below is a list of the call centers Taiying and each subsidiary operates, along with the revenue allocated to each call center for 2015.

●	Central BPO operates a call center located in Chongqing and accounted for approximately 29.15% of revenue in 2015.

●	JTTC operates a call center located in Taizhou city, Jiangsu province, but did not account for any revenue in 2015 because all sales are internal.

●	SCBI operates a call center located in Yantai city, Shandong province, but did not account for any revenue in 2015 because all sales are internal.

●	JCBI operates a call center located in Kunshan city, Jiangsu province, and accounted for approximately 2.72% of revenue in 2015.

●	ATIT operates a call center but did not account for any revenues in 2015 because the call center is currently not operating. However, Taiying sent employees to work at customers’ facilities in Anhui province in 2015.

●	STTGB operates a call center but did not account for any revenues in 2015 because the call center is currently not operating. However, Taiying sent employees to work at a customer’s facility in Guangxi province in 2015.

●	STTCB does not operate a call center but accounted for approximately 5.64% of revenue in 2015 as the services were outsourced from Central BPO.

●	HTTYB operates a call center located in Yanjiao city, Hebei province, and did not account for any revenue in 2015 because it stopped operating in 2015 and operation was transferred to HTCC.

●	HTCC operates a call center located in Yanjiao city, Hebei province, and did not account for any revenue in 2015 because all sales are internal.

●	JTIS operates a call center located in Huaian city, Jiangsu province, but did not account for any revenue in 2015 because all sales are internal.

●	NTEB does not operate any call center as it provides technological support to other call centers. Accordingly, NTEB does not generate any external revenues.

●	JXTT operates a call center located in Nanchang city, Jiangxi province, but did not account for any revenue in 2015 because all sales are internal.

●	XTTC operates a call center located in Changji City, Xinjiang Uygur Autonomous Region, but did not account for any revenue in 2015 because all sales are internal.

●	Taiying operates a call center located in Taian City, Shandong province, which accounted for approximately 62.49% of revenue in 2015.

●	BTTC does not operate any call center. It does not generate any external revenues.

The principal executive offices of our main operations are located at 1366 Zhongtianmen Dajie, Xinghuo Science and Technology Park, Hugh-tech Zone, Taian City, Shandong Province, People's Republic of China 271000. Our telephone number at this address is (+86) 538 691 8899. Our registered office in the Brithish Virgin Islands is at the offices of NovaSage Chambers, P.O. Box 4389, Road Town, Tortola, British Virgin Islands, British Virgin Islands. Our agent for service of process in the United States is Vcorp Agent Services, Inc. located at 25 Robert Pitt Dr., Suite 204, Monsey, New York 10952. Our corporate website is www.ccrc.com.

Initial Public Offering

In December 2015, we completed our initial public offering, in which we offered and sold an aggregate of 2,400,000 common shares. We received approximately $8.8 million in proceeds before expenses and less placement fee. Our common shares are listed on the NASDAQ Capital Market under the symbol “CCRC.”

B.	Business Overview.

Overview

We are a BPO service provider focusing on the complex, voice-based segment of customer care services, including customer relationship management, technical support, sales, customer retention, marketing surveys and research for certain major enterprises in the PRC. Our call center BPO services enable our clients to increase revenue, reduce operating costs, improve customer satisfaction, and enhance overall brand value and customer loyalty. Our largest customers are the provincial subsidiaries of two of the three telecommunications carriers in the PRC, China Mobile and China Telecom. We also provide outsourcing services to our clients whereby they can lease our employees to work at their offices. We operate our business through contractual arrangements between our wholly-owned subsidiary, WFOE and our variable interest entity, Taiying.

Taiying was founded in 2007 by a group of call center industry veterans who have experience running one of the largest paging service call center network in northern China. Our service programs are delivered through a set of standardized best practices and sophisticated technologies by our highly trained call center professionals.

We seek to establish long-term, strategic relationships with our clients by delivering quantifiable value solutions that help improve our clients’ revenue generation, reduce operating costs, and improve customer satisfaction. To achieve these objectives, we work closely with our clients to understand what drives their economic value, and then we demonstrate how our performance on their programs will align with that value. After we initiate the client program, we measure our performance each quarter on key metrics that we have agreed upon with the client, such as first-time call resolution, the rate at which we are successful in completing a sale on behalf of our client and customer satisfaction, and then convert our performance into quantifiable value. We then share this information with our clients to enable them to compare the quantifiable value we have delivered to the value they have received from other BPO providers or their in-house operations. By entering into contracts containing pricing terms that our clients agree are based on the value we create per dollar spent by the client, rather than a pricing model focused solely on being able to deliver the least expensive service offering, or a cost-based commodity pricing model which we believe is most often emphasized in our industry, we believe we can increase our ability to withstand competitive pricing pressure and to win and retain clients.

We believe our investments in the quality of our people and processes can lead to quantifiably superior results for our clients. We have high standards for our employees and we make significant investments in all areas of our human capital, including training, quality assurance, coaching and our performance management system. We employ a scorecard system that uses objective metrics to review an employee’s performance to provide clarity of purpose and to ensure accountability for individual results. This scorecard system is linked to a compensation structure for our employees that is heavily based on individual performance. As a result of our reliance on objective metrics in our performance management system, we have what we refer to as a metric-driven performance culture among our employees. We believe that our focus on investing in human capital and use of a metric-driven, performance based business model positions us to provide value-added solutions to our clients, which we believe leads to strong relationships with our clients and recognition in our industry.

As we grow, we continue to expand our national presence and service offerings to increase revenue, improve operational efficiencies and drive brand loyalty for our clients. Our service is currently delivered from our call centers located in Shandong Province, Jiangxi Province, Hebei Province, Anhui Province, the Xinjiang Uygur Autonomous Region, the Guangxi Zhuang Autonomous Region and Chongqing City, which have a total capacity of 9,053 seats. In addition to answering and responding to inbound calls, we also make outbound cold calls to assist the provincial subsidiaries of China Mobile and China Telecom in promoting their own mobile value-added service MVAS products, such as weather, health, education and farming related MVAS to targeted China Mobile and China Telecom subscribers. Our largest clients in terms of revenue for the year ended December 31, 2015 were China Mobile Xinjiang China Mobile Beijing, China Telecom Chongqing, China Construction Bank, Alipay Internet Technology and Haier.

In addition, we have received several industry awards and asked to participate in several important industry activities. Notable awards and activities include:

●	“Science Development Best Enterprise in Taian Gaoxin District” for 2015, awarded by Taian Gaoxin District Party and Labor Management Commission;

●	“Pulitzer Award of Shandong Service Outsourcing” for 2015, awarded by Shandong Service Outsourcing Association;

●	“China Best Outsourcing Customers Contract Center (Inbound Calling)” for 2015, awarded by Alliance Institute of Chian Call Center and BPO Industry;

●	“Golden Earphone Award” for 2015, awarded by Research and Development Institute of China Call Center and E-Commerce;

●	“The Well Known Servicing Enterprise Who has the Most Growth Potential in China” for 2014, awarded by The Expert Committee of China Service and Trade Association;

●	“Important Contact Candidates of Outsourcing Enterprises” for 2012, by Ministry of Commerce of the People’s Republic of China;

●	“Shandong Province Service Outsourcing Growing Enterprise” for 2012, awarded by Shandong Province Department of Commerce;

●	“China’s Best Outbound Outsourcing Contact Center of the Year” for 2011, awarded by the Ministry of Industry and Information Technology based on the number of call center seats, number of employees, quality of customers, and quality of service;

●	“The Promising Star of China’s Best Outsourcing Contact Center of the Year” for 2011, awarded to Taiying’s subsidiary, Chongqing Centre BPO Industry Co., Ltd., by the Ministry of Industry and Information Technology based on the number of call center seats, number of employees, quality of customers, and quality of service;

●	“China’s Best Inbound Outsourcing Contact Center of the Year” for 2009, awarded by the Ministry of Industry and Information Technology based on the number of call center seats, number of employees, quality of customers, and quality of service;

●	“100 Strongest Outsourcing Company” for 2009, recognition granted by MOFCOM based on the number of call center seats, number of employees, quality of customer and quality of service;

●	being named as one of only four team members of the Ministry of Industry and Information Technology’s China Call Center BPO Industry Guideline Drafting Team;

●	being named the Leading Call Center BPO Enterprise by the government of Shandong Province (we believe we are only one of no more than three companies to have been so named to date); and

●	being chosen as the College Graduates Employment Training Base by the Youth League of Shandong Province.

In addition, our CEO, Gary Wang, was awarded the Operational Manager of the Best Enterprise in 2015, awarded by the Taian Gaoxin District Party Labor and Management Commission and the Outstanding Contribution Award of China Customer Contract Center Industry 2015, awarded by the Alliance Institute of China Calling Center an BPO Industry. Further, he is one of the ten people recognized to receive the 2013 Outstanding People Award of China Software Outsourcing and Information Technology Service Industry, an award jointly issued by China Software Outsourcing and Information Technology Service Industry Alliance and the Software and Integrated Circuit Promotion Center of the Ministry of Industry and Information Technology (MIIT). Mr. Wang was also one of the fifteen people recognized to receive the 2011 and 2009 China Sourcing Person of the Year within the China Software and Information Industry Category, and award given by MIIT. Our CFO, David Wang, was awarded the Outstanding People Award of China IT Service Industry for 2014 and 2015, awarded by the Alliance of China IT Service Industry. All of these awards and appointments were made by independent entities in open competitions with others in the industry. We believe they reflect widespread recognition of our stature and success in our industry as well as the quality of our service.

Industry and Market Background

China’s Call Center BPO Market

Compared with countries such as the U.S. and India that have relatively more mature markets, China’s call center outsourcing market is still in its early stage of development. In the past few years, competition in China’s market was relatively low due to highly differentiated positions and large number of unexploited potential outsourcing customers. At present, low price, standard service vendors tend to be most popular in the market. Nevertheless, as more competition in the China market is introduced in the future, we believe that the ability to provide customer-oriented solutions in the China call center BPO market will be increasingly valued by customers.

Future outsourcing development is highly dependent on the current BPO companies’ performance and strategies. Among the current outsourcing companies, the key drivers of high performance are cost, service quality, intellectual property rights protection, workforce skills, and industry expertise, along with a high degree of comfort and familiarity with the use of outsourcing as an effective business practice. Growth in the China call center BPO market will depend on the industry’s ability to address customer concerns in such areas as quality, confidentiality, information processing ability, human resources, and price.

In the highly competitive global contact center outsourcing market, China enjoys several advantages. As a result of 30 years of economic reform, China has greatly improved its infrastructure, in some areas matching those in developed countries. China has a large domestic market and supply of well-educated workers, along with a talent pool supported by a well-developed education system. In addition, despite rising labor costs, China’s outsourcing businesses still have, a low cost advantage on the global call center market.

We believe outsourcing will continue to grow as a result of greater client demand for cost savings, along with the need for high-quality customer interactions and innovative service solutions that deliver tangible value. We also believe the desire for companies to focus on core competencies will remain strong and continue to cause them to outsource certain non-core functions to experienced outsourcing providers with the appropriate scale, consistent processes and technological expertise.

China’s economic growth has resulted in a growing consumer population, and we believe that Chinese consumers will continue to develop needs that can be more efficiently serviced and supported through BPO services. The call center BPO services of our clients are non-core outsourcing processes, or BPO services that our clients may not view as critical to their operations and are outsourced to us. By providing these services for our clients, we aid them in streamlining their business operations. Our clients transfer the complete responsibility of their BPO functions to us, and we are then responsible for maintaining service quality standards.

Telecommunications Market

According to the Ministry of Industry and Information Technology, at the end of 2015, the number of China’s mobile phone subscribers increased to approximately 1.3 billion while the number of China’s fixed-line phone subscribers decreased to 231 million. At the end of 2015, China had approximately 620 million mobile internet users, the percentage of those using mobile phones to go online reaching 88.9%. With intensified competition in the telecommunications market, major telecommunication companies such as China Mobile are making transitions from voice-centric to data-centric operations, from communications to mobile Internet and information consumption, and from mobile communication operations to innovative full service operations.

Growth in China’s telecommunications sector continues to be influenced by the country’s overall economy. China’s gross domestic product (“GDP”) reached RMB 67.6 trillion in 2015, a 6.9% increase over the previous year, according to the National Statistical Bureau of China.

Our Operating Companies’ largest customers are the provincial subsidiaries of two of the three major telecommunications operators in China, namely China Mobile and China Telecom. The restructuring of China’s telecommunications industry opened the fixed-line, mobile and broadband segments to all existing telecommunications operators in China, and the ensuing competition in these segments prompted each telecommunications operator to focus more on operating efficiency and its measure metrics, namely, average revenue per employee. We believe that increasing competition among the three operators will drive demand for outsourcing their call center functions to third party service providers.

China’s Banking Industry

China’s banking system has grown considerably in recent years. According to the Institute of International Finance, China’s bank assets have grown more than five-fold over the last decade, as compared with a 40-50% increase in the US, Euro Area, and Japanese bank assets. According to Bankrate’s website, in 2015, four of the world’s top 10 banks by asset size are Chinese banks, including the world’s largest bank and the 2nd, 3rd, and 4th largest banks. The total assets of the Industrial and Commercial Bank of China, the biggest bank in the world reached $3.62 billion.

According to market research, China’s banking industry is likely to experience significant changes as a result of the continuous opening up and reform of the financial services industry. First, the marketization of interest rate and the loosening of financial services licenses will likely lead to significant changes in the business foundations of traditional commercial banks. As a consequence, the financial service market may offer increasingly more innovative financial products with better returns. Second, Internet and mobile computing are bringing dramatic changes to the delivery of traditional banking products such as deposits, lending, settlements and investments. These changes are likely to affect the traditional channels, products and services developed by commercial banks. Finally, China’s decision to grant banking licenses to private capital entities can invigorate its banking sector. These new comers can further improve the banking industry’s overall performance as a result of increased competition. Developments in China’s banking industry will bring pressure on financial institutions to take measures to generate sales, reduce their costs of operations, and become more efficient. One such measure is to outsource their call center or data services to companies like us.

Online Retail Market

China’s online retail market is expected to benefit from its large population of Internet users. According to China Internet Network Information Center, China had the world’s largest Internet population with 688 million users as of December 31, 2015. The number of China’s online purchases in that year was 358 million. This number is expected to increase as a result of continued growth in Internet users as well as an increased proportion of Internet users making purchases online. According to China Internet Network Information Center, China has the world’s largest mobile Internet user base with 620 million users as of end of 2015, and mobile usage is expected to increase, driven by the growing adoption of mobile devices. The increased usage of mobile devices will make access to the Internet even more convenient, drive higher online shopper engagement and enable new applications.

In 2015, the total transaction value of China’s online shopping market exceeded $589.61 billion, an increase of 33.3% over the previous year, according to China Internet Watch. Our recent execution of an outsourcing contract with a subsidiary of Alibaba, China’s largest online retailer will, we believe, position us favorably in providing outsourcing services to the online retail market. Alibaba had gross merchandise volume of $370 billion in the calendar year 2014.

Our Competitive Strengths

We believe the following strengths differentiate us from our competitors in our market in China:

●	We are a provider of telecommunications call center BPO services to subsidiaries of two significant telecommunications carriers in China. Our principal operating company, Taiying, is a provider of call center BPO services to the provincial subsidiaries of two of the three telecommunications carriers in China, specifically China Mobile and China Telecom;

●	We have developed comprehensive and scalable solutions. Taiying has developed different programs to maximize outbound calling professionals’ performance across all three major sales metrics: (i) units sold - conversion rate and sales per hour, (ii) customer retention, and (iii) customer satisfaction from a positive sales experience. Taiying benefits from economies of scale as a result of being one of the largest telecommunications call center BPO operation in China;

●	We possess a commitment to innovation and quality service. Taiying has obtained registered computer software ownership rights for ten pieces of intellectual property from the China State Copyright Bureau. Taiying has attained several awards in recognition of its efforts in setting up national call center standards and in improving the quality of call center service; and Taiying has been recognized with awards and certificates by a variety of government entities for its efforts in call center BPO service;

●

We possess a strategic, national presence. We have 11 call center locations in 8 provinces in the PRC China, with the intention to service 18 provinces, 2 autonomous region, and 4 directly-administered municipalities (Beijing, Shanghai, Tianjin, and Chongqing). We believe that our customers value this strong national presence and our ability to do business in multiple geographic regions in the PRC depending on factors such as the life cycle of their products, the complexity of the work being performed, the cultural and local language requirements, and the economics of the total service solution. Our resulting ability to customize a multi-geographic strategy enhances our ability to win new clients or expand our market share with existing clients;

●	We possess a high quality, loyal client base in attractive sectors. We maintain broad and long-standing relationships with the provincial subsidiaries of the leading telecommunications companies in the PRC: China Mobile and China Telecom. Notwithstanding our lack of long-term agreements we believe that we have sustainable and long-term relationships with our clients that make us an integral component of their planning, strategy, and cost model. We believe our clients seek our services due to our ability to provide scalable and timely solutions that leverage our proven processes and technology investments. We believe that our approach to client service and our relationships will allow us to maintain our existing base of business and grow new business as our clients launch new products and enter new geographic regions in the PRC;

●	We focus upon strong industry growth opportunities. We have traditionally focused on the telecommunications segments within the BPO market because of its growth potential and attractive operating margins. In addition, we seek to capitalize on the national trend toward outsourcing BPO services. We also believe that the current economic slowdown has increased demand for outsourcing not only because it can reduce customer service costs, but also because it offers an incremental channel to increase sales. At the same time, we expect to benefit from growth in other industries such as financial services, government bodies, IT and e-commerce; and

●	We employ highly qualified personnel. Taiying’s workforce is highly skilled with specialized training designed to address complex customer care engagements; our entrepreneurial management team includes employees who have significant experience managing call center services. Led by industry veteran, founder, chairman and chief executive officer, Gary Wang, our management team is comprised of an experienced group of executives, many of whom have approximately 15 or more years of operating experience in the call center BPO industry.

Our Strategies

We provide integrated BPO services to help our clients create maximum value for their customers over the long-term. Our goal is to become the largest call center BPO service provider in China. We intend to achieve this goal by implementing the following strategies:

We intend to pursue strategic acquisitions and alliances that fit within our core competencies and growth strategy. We plan to grow our revenues and market share both organically and through targeted acquisitions. Our plans to expand our service offerings into new segments, such as data management, or into new industries, such as financial services and government bodies, may be accomplished most efficiently and cost effectively through the acquisition of companies or assets, or through joint venture arrangements with third parties. We view acquisitions as a key component of our growth strategy and expect to seek acquisitions in the future that will expand our existing competencies or add to our portfolio of BPO capabilities;

We intend to strengthen relationships with key customers. Our existing clients are the subsidiaries of large companies with diverse BPO needs and we plan to continue our strategy of expanding the scale and scope of the services we provide for these large clients. We intend to further strengthen our relationships with key clients by not only offering an efficient and flexible cost model that can reduce costs to the client, but also by expanding our current service offerings within our existing client base to generate additional revenues for our clients;

We intend to develop new client relationships. We intend to capitalize on growth opportunities driven by a trend towards use of third party BPO service providers in China’s call center outsourcing market. The 9,053 seat capacity of our existing facilities in Shandong, Jiangsu Province, Jiangxi Province, Hebei Province, Anhui Province, the Xinjiang Uygur Autonomous Region, the Guangxi Zhuang Autonomous Region and Chongqing City represents what we believe is a very small percentage of China’s BPO market, which leaves potential for us to gain market share;

We intend to increase our revenue and market share by expanding our service networks to other provinces. We started with our call center in Shandong Province, which covers the north region of China. Over the years, we have established a new call center in Chongqing City, which covered the southwest region of China, and three new call centers in Jiangsu Province, which positioned us to target potential clients in the Yangtze River Delta. We have also added call centers in Hebei Province, Anhui Province, the Xinjiang Uygur Autonomous Region, and the Guangxi Zhuang Autonomous Region;

We intend to diversify our client base and provide services to other industries, such as financial services, government bodies, IT and e-commerce. We currently have a single industry focus, with most of our revenues coming from the telecommunications industry. While we continue to target the significant market opportunity still available in the telecommunications industry, diversification of our client base to include customers in the financial services, government, IT and e-commerce industries will position us to maximize our return on the core competencies of our operation. We believe that the financial services, government services, IT and e-commerce industries, combined with the telecommunications industry, represent a majority of the overall outsourced market;

We intend to continue to enhance our brand and augment our service offerings to attract a wider client base and increase revenues. We expect to continue to promote our brand name, increase our revenue through a combination of securing business from new clients and increasing our service offerings and market share for existing clients. We expect that our track record, reputation, referrals and historical working relationship with the provincial subsidiaries of two of the largest telecommunications operators in China, will allow us to win new clients in the future as more companies outsource their BPO function. We also expect to generate new business by working with our clients to outsource non-core programs that are currently managed internally; and

We intend to continue to attract and retain quality employees. We plan to continue our focus on, and investment in, human capital. Building on our already strong base of recruiting, training and performance management systems, we plan to expand our efforts in all of these areas to increase our recruiting capacity and maintain our ability to deliver high-quality services.

Our Lines of Service

We believe BPO is a key enabler of improved business performance as measured by a company’s ability to consistently outperform peers through both business and economic cycles. We believe the benefits of BPO include renewed focus on core capabilities, faster time to market, enhanced revenue generation opportunities, streamlined processes, reduced capital and operating risk, movement from a fixed to variable cost structure, access to borderless sourcing capabilities, and creation of proprietary best operating practices and technology, all of which contribute to increased customer satisfaction, profits and shareholder returns for our clients.

We believe that companies with high customer satisfaction levels enjoy premium pricing in their industry, which we believe results in increased profitability and greater shareholder returns. Given the strong correlation between customer satisfaction and improved profitability, we believe that more companies are increasingly focused on selecting outsourcing partners, such as Taiying, that can deliver strategic revenue generation and front-to-back-office capabilities to improve the customer experience.

Our service offerings enable our clients to increase revenue, reduce operating costs, improve customer satisfaction, and enhance overall brand value and customer loyalty.

Inbound Customer Care Service. Our inbound customer support service offers answering service hotlines in China, 24 hours a day, 7 days a week. Contacts are initiated primarily by inbound calls from customers on a wide range of topics dealing with customer enquiries regarding services and billings, directory assistance, account and service changes, password reset/appeals, product and service inquiries, hotel reservations, airline ticket purchases, customer retention and customer complaints. Customer retention programs are programs where the customer is calling to cancel service. In the latter case, our customer service associates are trained to attempt to resolve the customer’s issue and convince the customer to keep their service with the particular provider. In addition, we initiate sales calls, primarily to existing customers of our clients, for retention and loyalty programs, and in some cases unsolicited calling for customer acquisition. Taiying operates under licensing and revenue sharing agreements with the provincial subsidiaries of China Mobile and China Telecom for its inbound calling service.

Outbound Customer Care Service. We also provide outbound cold calling services such as selling China Mobile’s color ring back tones (“CRBT”), wireless news service, daily weather service and other Mobile value added service MVAS to targeted wireless subscribers. Through market segmentation, customer trends and analysis of customer attrition rates, we generate revenue by making targeted outbound cold callings of potential subscribers. Unlike other MVAS providers who use China Mobile or China Telecom networks simply as a distribution channel, we create and manage a vast range of MVAS products for China Mobile or China Telecom, as the case may be, and market them to mobile phone users through the company’s call centers under the China Mobile or China Telecom brand, as the case may be. The provincial subsidiaries of China Mobile and China Telecom compensate our company for selling their products and increasing their revenues by splitting the subscription fee according to a pre-determined formula for successfully enrolling each subscriber. We believe this arrangement, emphasizing the sale of the products of the telecommunications operator rather than our own distinguishes us from our competitors, and further strengthen our relationship with the provincial subsidiaries of China Mobile and China Telecom.

For inbound customer care service, fees are charged based on either number of calls (a fixed charge per interaction) or predetermined seats charges (weekly charges, or monthly charges per seat). For outbound cold calling services, fees are charged based on the success of marketing the product and service upon subscription. Telecommunications operators such as China Mobile and China Telecom typically charge a subscription fee to the subscriber’s monthly bill, keeps predetermined percentage of this fee for itself and remits the remainder to us. For advanced services, revenue sharing varies among products.

We currently derive a significant portion of our revenue from telecommunications clients. We receive most of our revenue from a small number of clients; we derived 78% and 84% of our revenues in 2015 and 2014, respectively, from our five largest clients.

We primarily utilize our cash flow from operations and short-term loans to fund working capital, and other strategic and general operating purposes. As of December 31, 2015 and 2014, we had $1,748,479 and $5,567,860 in short term loans, respectively. The amount of capital required over the next 12 months will also depend on our levels of investment in infrastructure necessary to meet the growth demand of our business. Our working capital and capital expenditure requirements could increase materially in the event of acquisitions or joint ventures, among other factors. These factors could require that we raise additional capital through future debt or equity financing. There can be no assurance that additional financing will be available, at all, or on terms favorable to us.

Customers

Many of our current customers are the provincial subsidiaries of China Mobile and China Telecom and their regional affiliated entities. For the year ended December 31, 2015, revenues from the provincial subsidiaries of China Mobile accounted for $26,704 million, revenues from the provincial subsidiaries of China Telecom were $10,988 million, or approximately 45% or 19% of our total revenues, respectively.

The provincial subsidiaries of China Mobile contributed 45%, 48% and 41% of total revenues for the years ended December 31, 2015, 2014 and 2013, respectively. The provincial subsidiaries of China Telecom contributed 19%, 26% and 37% of total revenues for the years ended December 31, 2015, 2014 and 2013, respectively.

In addition to the provincial subsidiaries of China Mobile and China Telecom, we also generate revenues from Haier, GM OnStar, and Volvo. We also have outsourcing contracts with two of China’s top five largest banks, China Construction Bank and China CITIC Bank. We also recently entered into an outsourcing contract with a subsidiary of China’s largest online retailer Alibaba along with contracts with, DIDI a mobile taxi-calling company, Jiedaibao and SF Express.

Contractual Arrangements

We have signed contracts with the provincial subsidiaries of China Mobile and China Telecom for inbound calling services generally having one-year term. Outbound customer care service contracts also generally have one-year terms. Both inbound and outbound contracts have no automatic renewal provisions.

Five of our customer relationships currently in place collectively accounted for about 78% of our revenues in the year of 2015. The customers (in order of their contribution to our revenues during that period) are as follows: the provincial subsidiaries of China Mobile and China Telecom, China Construction Bank, Alipay Internet Technology and Haier. Any loss of our relationship with those customers could impact our revenue and profits.

Sales and Marketing

Our sales and marketing strategy has focused primarily on the telecommunications sector and substantially all of our historical revenues have been derived from telecommunications customers. In addition to continuing to grow our presence in the telecom sector, we have focused on the financial services sector and government bodies for further expansion. We rely on our own sales force to market and sell our services in China. Our sales team is responsible for obtaining new clients and growing existing clients by identifying additional sales opportunities. Our sales team is supported by our sales support team, which responds to requests for proposals and requests for information, including preparing written responses to such requests. Our sales support team is also specifically responsible for managing and coordinating visits by clients to our call centers. We view these site visits as one of the most important parts of our sales cycle, and we design site visits to allow prospective clients to experience the elements of our business model at work.

The focus of our sales and marketing efforts is to educate prospective clients on what we believe differentiates us as an outsourced provider in the BPO market. Specifically, our sales effort focuses on our approach of investing in our human capital to outperform expectations and in delivering greater value per dollar spent. We provide a sales proposition to a prospective client based on quantifiable value per dollar spent by the client on our services. This gives the client a means of comparing our value created per dollar spent as compared to the same metrics for their internal centers or other outsourcers. We believe that this approach has been crucial to winning and retaining clients and increasing our ability to withstand competitive pricing pressure.

Our sales organizations are structured into three strategic customer accounts: The provincial subsidiaries of China Mobile and China Telecom and major enterprises. These accounts sell our solutions and services to the respective customers and manage our long-term relationships with them. As of December 31, 2015, we had 26 sales, marketing and sales support professionals.

Competition

We operate in a highly competitive environment. We estimate that there are hundreds of companies providing call center BPO service in China. We also compete with the in-house business process functions of our current and potential clients. We believe our key advantage over in-house business process functions is that we enable companies to focus on their core services while we focus on the specialized function of managing their customer relationships. We also compete with certain companies that provide BPO services including: CM-Tong, Meiyin, Boyue, Asiainfo, 95Teleweb, and Poicom.

We compete primarily on the basis of our experience, reputation, our quality and scope of services, our speed and flexibility of implementation, our technological expertise, total value delivered, and our quantifiable value per dollar spent by the client on our services.

The business process outsourcing industry is extremely competitive, and outsourcers have historically competed based on pricing terms. Accordingly, we could be subject to pricing pressure and may experience a decline in our average selling prices for our services. We attempt to mitigate this pricing pressure by differentiating ourselves from our competition based on the value we bring to our clients through the quality of our services and our ability to provide quantifiable results that our clients can measure against our competitors. We seek to compete by emphasizing to our clients the value they receive per dollar spent for our services. We do not generally compete in the segment of the customer care BPO market that focuses solely on price. We normally provide a sales proposition to a client based on quantifiable value per dollar spent by the client on our services. We believe that our ability to quantify value has allowed us to negotiate primarily fixed pricing with our clients that reflects the greater value created per dollar spent, rather than the cost-based commodity pricing model most often emphasized in our industry.

We believe that we have competitive advantages in the markets we serve due to our metric-driven BPO solutions, comprehensive and scalable product and service offerings, customer-centric and cost effective project management capability, and established customer relationships.

The principal competitive factors in our markets include:

●	ability to provide services that are innovative and attractive to customers and their end-users;

●	service functionality, quality and performance;

●	customer service and support;

●	pricing;

●	establishment of a significant customer base; and

●	ability to introduce new services to the market in a timely manner

Research and Development

We are committed to researching, designing and developing call center information technology solutions and software products that will meet the future needs of our customers. We continuously upgrade our existing software products to enhance scalability and performance and to provide added features and functions. As of December 31, 2015, our research and development team consisted of 56 researchers, engineers, developers and programmers. In addition, certain support employees regularly participate in our research and development programs. Other than wages and salaries paid to research personnel, we did not spend material amounts on research and development in the past two years.

Intellectual Property Rights

The PRC has domestic laws for the protection of rights in copyrights, patents, trademarks and trade secrets. The PRC is also a signatory to all of the world’s major intellectual property conventions, including the:

●	Convention establishing the World Intellectual Property Organization (WIPO Convention) (June 4, 1980);

●	Paris Convention for the Protection of Industrial Property (March 19, 1985);

●	Patent Cooperation Treaty (January 1, 1994); and

●	Agreement on Trade-Related Aspects of Intellectual Property Rights (TRIPs) (November 11, 2001).

The PRC Trademark Law, adopted in 1982 and revised in 2013, with its implementation rules adopted in 2014, protects registered trademarks. The Trademark Office of the State Administration of Industry and Commerce (“SAIC”), handles trademark registrations and grants trademark registrations for a term of ten years.

Our intellectual property rights are important to our business. We rely on a combination of trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. We do not presently hold any patents or registered trademarks.

We have been granted registered computer software ownership rights to ten pieces of intellectual property rights by the China State Copyright Bureau, which allows us to implement our own computer systems without having to purchase them from an outside vendor, lowering our startup costs for additional call centers. Among them are: five software programs related to call center integration and optimization; three software programs related to customer relationship management; one software program related to online testing; and one software program related to insurance industry customer service inquiry system. We enter into confidentiality agreements with most of our employees and consultants, and control access to and distribution of our documentation and other licensed information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our technology without authorization, or to develop similar technology independently. Since the Chinese legal system in general, and the intellectual property regime in particular, is relatively weak, it is often difficult to enforce intellectual property rights in China. Policing unauthorized use of our technology is difficult and the steps we take may not prevent misappropriation or infringement of our proprietary technology. In addition, litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others, which could result in substantial costs and diversion of our resources and could have a material adverse effect on our business, results of operations and financial condition.

We require our employees to enter into non-disclosure agreements to limit access to and distribution of our proprietary and confidential information. These agreements generally provide that any confidential or proprietary information developed by us or on our behalf must be kept confidential. These agreements also provide that any confidential or proprietary information disclosed to third parties in the course of our business must be kept confidential by such third parties.

As of December 31, 2015, we have obtained ten registered computer software ownership rights from the China State Copyright Bureau. We do not presently hold any patents or registered trademarks.

In the event of trademark infringement, the SAIC has the authority to fine the infringer and to confiscate or destroy the infringing products. In addition to actions taken by SAIC, Taiying would be entitled to sue an infringer for compensation.

REGULATION

Regulation of the Telecommunications Industry

The telecommunications industry is highly regulated in China. PRC laws and regulations restrict foreign investment in China’s telecommunications service industry. The contractual arrangements between our wholly-owned subsidiary, WFOE, and Taiying, allow us to exercise significant rights over the business operations of Taiying and to realize the economic benefits of the business. We believe that our operations are in compliance in all material aspects with current, applicable PRC regulations. However, many PRC laws and regulations are subject to extensive interpretive power of governmental agencies and commissions, and there is substantial uncertainty regarding the future interpretation and application of these laws or regulations.

The Chinese telecommunications industry, in which our largest customers operate, is subject to extensive government regulation and control. Currently, all the major telecommunications and Internet service providers in China are primarily state owned or state controlled and their business decisions and strategies are affected by the government’s budgeting and spending plans. In addition, they are required to comply with regulations and rules promulgated from time to time by the Ministry of Industry and Information Technology and other ministries and government departments.

In September, 2000, China published the Regulations of the People’s Republic of China on Telecommunications, or the “Telecommunications Regulations.” The Telecommunications Regulations were the first comprehensive set of regulations governing the conduct of telecommunications businesses in China. In particular, the Telecommunications Regulations set out in clear terms the framework for operational licensing, network interconnection, the setting of telecommunications charges and standards of telecommunications services in China. In the same month, China’s State Council approved the Administrative Measures on Internet Information Services, which provide for control and censoring of information on the Internet.

In December, 2001, the Ministry of Information Industry (“MII”), which was reorganized as the Ministry of Industry and Information Technology in June, 2008, promulgated the Administrative Measures for Telecommunications Business Operating Licenses, as amended (the “2009 Regulations”). The 2009 Regulations provide for two types of telecommunications operating licenses for carriers in the PRC, namely licenses for basic services and licenses for value-added services. In February, 2003, the MII issued a classification of basic and value-added telecommunications services (the “2003 Classification”). The 2003 Classification maintains the general distinction between basic telecommunications services, or BTS, and value-added telecommunications services, or VATS, and attempts to define the scope of each service. In particular, the 2003 Classification delineated the differences between “Type 1” and “Type 2” value-added services. Type 1 includes online data and transaction processing, domestic multi-party communications services, domestic Internet VPN services and Internet data center services. Type 2 covers storage and retransmission (email, voice mail, facsimile), call centers, Internet access and information services.

Under a separate set of regulations introduced in December, 2001, qualified foreign investors are permitted to invest in certain sectors of China’s telecommunications industry through Sino-foreign joint ventures, including Type 2 VATS providers, although there have been few reported investments of this nature to date. These regulations, known as the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises, as amended (the “2008 Provisions”), were the result of China’s accession to the World Trade Organization. Under these provisions, certain qualifying foreign investors are permitted to own up to 49% of basic telecommunications businesses in China, and up to 50% of value-added telecommunications services businesses (which include Internet service providers and Internet content providers) and wireless paging businesses.

Despite the introduction of the 2008 Provisions, PRC regulations still restrict most direct foreign ownership of VATS businesses in the PRC. We and our PRC operating subsidiaries are considered foreign persons or foreign-invested enterprises under PRC laws, and are therefore subject to foreign ownership restrictions in connection with our limited VATS Type 2 business activities. In order to comply with these restrictions, WFOE, our wholly-owned subsidiary, has entered into a series of control agreements with Taiying and its sole shareholder, which allow us to exercise significant rights over the business operations of Taiying and to realize the economic benefits of the business. We do not have any equity interest in Taiying, but instead have the right to enjoy economic benefits similar to equity ownership through our control agreements with Taiying and its sole shareholder. For more information on the regulatory and other risks associated with our contractual arrangements related to Taiying, please see the discussion in “Risk Factors—Risks Relating to Our Corporate Structure.” We believe that our operations are in compliance in all material aspects with current, applicable PRC regulations. However, many PRC laws and regulations are subject to extensive interpretive power of governmental agencies and commissions, and there is substantial uncertainty regarding the future interpretation and application of these laws or regulations.

Regulation of Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange. The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations (1996), as amended on August 5, 2008, the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996) and the Interim Measures on Administration on Foreign Debts (2003). Under these regulations, Renminbi are freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for most capital account items, such as direct investment, loans, repatriation of investment and investment in securities outside China, unless the prior approval of SAFE or its local counterparts is obtained. In addition, any loans to an operating subsidiary in China that is a foreign invested enterprise, cannot, in the aggregate, exceed the difference between its respective approved total investment amount and its respective approved registered capital amount. Furthermore, any foreign loan must be registered with SAFE or its local counterparts for the loan to be effective. Any increase in the amount of the total investment and registered capital must be approved by the PRC Ministry of Commerce or its local counterpart. We may not be able to obtain these government approvals or registrations on a timely basis, if at all, which could result in a delay in the process of making these loans.

The dividends paid by the subsidiary to its shareholder are deemed shareholder income and are taxable in China. Pursuant to the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), foreign-invested enterprises in China may retain foreign exchange incomes, subject to a cap approved by SAFE, for settlement of current account transactions without the approval of SAFE. Foreign exchange transactions under the capital account are still subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities.

Dividend Distribution. The principal regulations governing the distribution of dividends by foreign holding companies include the Company Law of the PRC (1993), as amended in 2013, the Foreign Investment Enterprise Law (1986), as amended in 2000, and the Administrative Rules under the Foreign Investment Enterprise Law (2001), as amended in 2014.

Under these regulations, wholly foreign-owned investment enterprises in China may pay dividends only out of their retained profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned investment enterprises in China are required to allocate at least 10% of their respective retained profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends, and a wholly foreign-owned enterprise is not permitted to distribute any profits until losses from prior fiscal years have been offset.

Circular 37. On July 4, 2014, SAFE issued Circular 37, which became effective as of July 4, 2014. According to Circular 37, PRC residents shall apply to SAFE and its branches for going through the procedures for foreign exchange registration of overseas investments before contributing the domestic assets or interests to a SPV. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required if the registered overseas SPV’s basic information such as domestic individual resident shareholder, name, operating period, or major events such as domestic individual resident capital increase, capital reduction, share transfer or exchange, merger or division has changed. Although the change of overseas funds raised by overseas SPV, overseas investment exercised by overseas SPV and non-cross-border capital flow are not included in Circular 37, we may be required to make foreign exchange registration if required by SAFE and its branches.

Moreover, Circular 37 applies retroactively. As a result, PRC residents who have contributed domestic assets or interests to a SPV, but failed to complete foreign exchange registration of overseas investments as required prior to implementation of Circular 37, are required to send a letter to SAFE and its branches for explanation. Under the relevant rules, failure to comply with the registration procedures set forth in Circular 37 may result in receiving a warning from SAFE and its branches, and may result in a fine of up to RMB 300,000 for an organization or up to RMB 50,000 for an individual. In the event of failing to register, if capital outflow occurred, a fine up to 30% of the illegal amount may be assessed.

PRC residents who control our company are required to register with SAFE in connection with their investments in us. If we use our equity interest to purchase the assets or equity interest of a PRC company owned by PRC residents in the future, such PRC residents will be subject to the registration procedures described in Circular 37.

New M&A Regulations and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, CSRC and SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006 and was amended on June 22, 2009. This New M&A Rule, among other things, includes provisions that purport to require that an offshore special purpose vehicle formed for purposes of overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals obtain the approval of CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On September 21, 2006, CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with the CSRC and it would take several months to complete the approval process. The application of this new PRC regulation remains unclear with no consensus currently existing among leading PRC law firms regarding the scope of the applicability of the CSRC approval requirement.

Our PRC counsel, has advised us that, based on their understanding of the current PRC laws and regulations:

●	we currently control the Operating Companies by virtue of WFOE’s VIE agreements with CCRC but not through equity interest acquisition nor asset acquisition which are stipulated in the New M&A Rule; and

●	in spite of the above, CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like our initial public offering are subject to this new procedure.

Regulations on Offshore Parent Holding Companies’ Direct Investment in and Loans to Their PRC Subsidiaries

An offshore company may invest equity in a PRC company, which will become the PRC subsidiary of the offshore holding company after investment. Such equity investment is subject to a series of laws and regulations generally applicable to any foreign-invested enterprise in China, which include the Wholly Foreign Owned Enterprise Law, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Contractual Joint Venture Enterprise Law, all as amended from time to time, and their respective implementing rules; the Administrative Provisions on Foreign Exchange in Domestic Direct Investment by Foreign Investors; and the Notice of the State Administration on Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment.

Under the aforesaid laws and regulations, the increase of the registered capital of a foreign-invested enterprise is subject to the prior approval by the original approval authority of its establishment. In addition, the increase of registered capital and total investment amount shall both be registered with SAIC and SAFE.

Shareholder loans made by offshore parent holding companies to their PRC subsidiaries are regarded as foreign debts in China for regulatory purpose, which is subject to a number of PRC laws and regulations, including the PRC Foreign Exchange Administration Regulations, the Interim Measures on Administration on Foreign Debts, the Tentative Provisions on the Statistics Monitoring of Foreign Debts and its implementation rules, and the Administration Rules on the Settlement, Sale and Payment of Foreign Exchange.

Under these regulations, the shareholder loans made by offshore parent holding companies to their PRC subsidiaries shall be registered with SAFE. Furthermore, the total amount of foreign debts that can be borrowed by such PRC subsidiaries, including any shareholder loans, shall not exceed the difference between the total investment amount and the registered capital amount of the PRC subsidiaries, both of which are subject to the governmental approval.

Proposed China Foreign Investment Law

The content of the Draft FIL marks a move by MOFCOM to alter its regulation on foreign investment and streamline the current regulatory framework. Among other proposals, the Draft FIL provides that a domestic enterprise established in the PRC that is “controlled” by a foreign investor will be deemed to be a foreign invested enterprise, even if the domestic enterprise is directly owned by Chinese shareholders. This means that if MOFCOM finds that a Chinese entity—which operates in a restricted or prohibited area—is effectively “controlled” by a foreign entity through a VIE structure, then it may treat the VIE structure as a foreign direct investment and, therefore, subject it to the additional regulations.

The National People’s Congress (“NPC”) has not yet provided a clear legislative timeline for the Draft FIL. Therefore, it may take some time before the Draft FIL is finally promulgated. Until then, the Draft FIL could be substantially amended as other relevant regulators such as the National Development and Reform Commission and the SAIC may intervene in the drafting. It remains to be seen how much of the Draft FIL will be preserved or changed and implemented before it is submitted to the National People’s Congress (NPC), for final approval. Therefore, without knowledge of the final content of the Draft FIL before it becomes law, there is uncertainty of the potential impact of the Draft FIL on our VIE structure.

C.	Organizational Structure.

We are a holding company incorporated in the British Virgin Islands that owns all of the outstanding capital stock of CBPO, our wholly owned Hong Kong subsidiary. CBPO, in turn, owns all of the outstanding capital stock of WFOE, our operating subsidiary based in Taian City, Shandong Province, China. WFOE has entered into control agreements with the sole shareholder of Taiying, which agreements allow WFOE to control Taiying. Through our ownership of CBPO, CBPO’s ownership of WFOE and WFOE’s agreements with Taiying, we control Taiying. Taiying, in turn, is the sole shareholder of Central BPO, JTTC, HTCC, SCBI, JCBI, ATIT, STTGB, STTCB, JTIS, NTEB, JXTT, XTTC and BTTC. CCRC was formed by Taiying as part of a reorganization to facilitate it becoming a public company. The shareholders of Beijing Taiying presently own 83% of the shares of CCRC.

Corporate History – Taiying, WFOE, CBPO and CCRC

Taiying was incorporated on December 18, 2007 as a domestic Chinese limited company. We formed CBPO, WFOE and CCRC in 2014, in anticipation of registering the common shares of CCRC in our initial public offering. In connection with the formation of CCRC, CBPO and WFOE, we caused WFOE to become the wholly-owned foreign entity of CBPO as of August 2014 and to enter into certain control agreements with Taiying and its shareholder, pursuant to which we, by virtue of our ownership of CBPO and CBPO’s ownership of WFOE, control Taiying.

Corporate History – Central BPO, JTTC HTCC, SCBI, JCBI, ATIT, STTGB, STTCB, HTTYB, JTIS, NTEB, JXTT, XTCC and BTTC

Taiying incorporated the following wholly-owned subsidiaries on the dates indicated below:

●	Central BPO – January 28, 2010;

●	JTTC – February 25, 2010;

●	HTCC – April 20, 2010;

●	SCBI – August 9, 2012;

●	JCBI – December 12, 2013;

●	ATIT – December 26, 2013;

●	STTGB – May 28, 2013;

●	STTCB – February 22, 2013;

●	HTTYB – January 2, 2014 (this company is closed in 2015 and the operation was transferred to HTCC);

●	JTIS – July 1, 2014;

●	NTEB – December 25, 2014;

●	JXTT – January 8, 2015;

●	XTTC – March 20, 2015; and

●	BTTC – June 30, 2015

Purpose and Significance of Taiying and its Subsidiaries, Central BPO, JTTC, HTCC, SCBI, JCBI, ATIT, STTGB, STTCB, HTTYB, JTIS, NTEB, JXTT, XTTC and BTTC

Taiying and its subsidiaries operate call centers throughout China. Below is a list of the call centers Taiying and each subsidiary operates, along with the revenue allocated to each call center for 2015.

●	Central BPO operates a call center located in Chongqing and accounted for approximately 29.15% of revenue in 2015.

●	JTTC operates a call center located in Taizhou city, Jiangsu province, but did not account for any revenue in 2015 because all sales are internal.

●	SCBI operates a call center located in Yantai city, Shandong province, but did not account for any revenue in 2015 because all sales are internal.

●	JCBI operates a call center located in Kunshan city, Jiangsu province, and accounted for approximately 2.72% of revenue in 2015.

●	ATIT operates a call center but did not account for any revenues in 2015 because the call center is currently not operating. However, Taiying sent employees to work at customers’ facilities in Anhui province in 2015.

●	STTGB operates a call center but did not account for any revenues in 2015 because the call center is currently not operating. However, Taiying sent employees to work at a customer’s facility in Guangxi province in 2015.

●	STTCB does not operate a call center but accounted for approximately 5.64% of revenue in 2015 as the services were outsourced from Central BPO.

●	HTTYB operates a call center located in Yanjiao city, Hebei province, and did not account for any revenue in 2015 because it stopped operating in 2015 and operation was transferred to HTCC.

●	HTCC operates a call center located in Yanjiao city, Hebei province, and did not account for any revenue in 2015 because all sales are internal.

●	JTIS operates a call center located in Huaian city, Jiangsu province, but did not account for any revenue in 2015 because all sales are internal.

●	NTEB does not operate any call center as it provides technological support to other call centers. Accordingly, NTEB does not generate any external revenues.

●	JXTT operates a call center located in Nanchang city, Jiangxi province, but did not account for any revenue in 2015 because all sales are internal.

●	XTTC operates a call center located in Changji City, Xinjiang Uygur Autonomous Region, but did not account for any revenue in 2015 because all sales are internal.

●	Taiying operates a call center located in Taian City, Shandong province, which accounted for approximately 62.49% of revenue in 2015.

●	BTTC does not operate any call center. It does not generate any external revenues.

Control Agreements

We conduct our business in China through our subsidiary, WFOE. WFOE, in turn, conducts its business through Taiying, in which we hold no equity interest, but which we control through a series of control agreements with Taiying and its shareholder. Foreign ownership of certain business is subject to restriction under applicable PRC laws, rules and regulations. Certain aspects of our call center business are subject to these restrictions on foreign investment. In order to comply with these laws and regulations, we have entered into control agreements with Taiying through which we operate the restricted businesses. Under U.S. GAAP, Taiying is considered a VIE. U.S. GAAP requires us to consolidate the operating companies in our financial statements because our control agreements related to Taiying provide us with the risks and rewards associated with equity ownership, even though we do not own any of the outstanding equity interests in the Operating Companies.

On September 3, 2014, Taiying and its sole shareholder, Beijing Taiying, entered into an Entrusted Management Agreement, Exclusive Option Agreement, Shareholder’s Voting Proxy Agreement and Pledge of Equity Interest Agreement (collectively, the “Control Agreements”) with WFOE in return for ownership interests in CCRC. Through the organization of CCRC as a holding company, Beijing Taiying’s shareholders now own 83% of the common shares of CCRC. The remaining 17% of CCRC’s common shares belong to other investors. CCRC indirectly controls Taiying through its 100% equity interests of WFOE. Through the Control Agreements, we can control the Operating Companies’ daily operations and financial affairs, appoint their senior executives and approve all matters requiring shareholder approval. As a result of the Control Agreements, which enable us to control the Operating Companies and cause WFOE to absorb 100% of the expected losses and gains of the Operating Companies, we are considered the primary beneficiary of the Operating Companies. Accordingly, we consolidate the Operating Companies’ operating results, assets and liabilities in our financial statements.

Our current corporate structure is as follows:

Contractual Arrangements with Taiying and its Shareholder. Our relationships with Taiying and its sole shareholder are governed by a series of contractual arrangements. Other than pursuant to the contractual arrangements between WFOE and Taiying, Taiying need not transfer any other funds generated from its operations to WFOE. Effective as of September 3, 2014, WFOE entered into the Control Agreements with Taiying and its sole shareholder, Beijing Taiying, which provide as follows:

Entrusted Management Agreement. Taiying, its sole shareholder and WFOE have entered into an Entrusted Management Agreement, which provides that WFOE will be fully and exclusively responsible for the management of Taiying. As consideration for such services, Taiying has agreed to pay the entrusted management fee during the term of this agreement. The entrusted management fee will be equal to Taiying’s estimated earnings. Also, WFOE will assume all operational risks related to the entrusted management of Taiying and bear all losses of Taiying. The term of this agreement will be from the effective date thereof to the earliest of the following: (1) the winding up of Taiying; (2) the termination date of the Entrusted Management Agreement, as agreed by the parties thereto; or (3) the date on which WFOE completes an acquisition of Taiying.

Exclusive Option Agreement. Taiying and Taiying’s sole shareholder have entered into an Exclusive Option Agreement with WFOE, which provides that WFOE will be entitled to acquire such shares from the current shareholder upon certain terms and conditions. In addition, WFOE is entitled to an irrevocable exclusive purchase option to purchase all or part of the assets and business of Taiying, if such a purchase is or becomes allowable under PRC laws and regulations and WFOE so elects. The Exclusive Option Agreement also prohibits Taiying and its shareholder from transferring any portion of the equity interests, business or assets of Taiying to anyone other than WFOE. WFOE has not yet taken any corporate action to exercise this right of purchase, and there is no guarantee that it will do so or will be permitted to do so by applicable law at such times as it may wish to do so.

Shareholder’s Voting Proxy Agreement. The shareholder of Taiying has executed a Shareholder’s Voting Proxy Agreement to irrevocably appoint the persons designated by WFOE with the exclusive right to exercise, on their behalf, all of its voting rights in accordance with applicable law and Taiying’s Articles of Association, including but not limited to the rights to sell or transfer all or any of its equity interests in Taiying and to appoint and elect the directors and Chairman as the authorized legal representative of Taiying. This agreement will only be terminated prior to the completion of acquisition of all of the equity interests in, or all assets or business of Taiying.

Pledge of Equity Interest Agreement. WFOE and the shareholder of Taiying have entered into a Pledge of Equity Agreement, pursuant to which the shareholder pledged all of its shares (100%) of Taiying, to WFOE. If Taiying or its shareholder breaches its respective contractual obligations in the “Entrusted Management Agreement”, “Exclusive Option Agreement” and “Shareholders’ Voting Proxy Agreement”, WFOE as pledgee, will be entitled to certain right to foreclose on the pledged equity interests. Taiying’s shareholder cannot dispose of the pledged equity interests or take any actions that would prejudice WFOE’s interest. This pledge has been recorded with applicable authorities in China to perfect WFOE’s security interest.

Although the structure the company has adopted is consistent with longstanding industry practice, and is commonly adopted by comparable companies in China, the PRC government may not agree that these arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. There are uncertainties regarding the interpretation and application of PRC laws and regulations including those that govern the company’s contractual arrangements, which could limit the company’s ability to enforce these contractual arrangements. If the company or any of its variable interest entities are found to be in violation of any existing or future PRC laws, rules or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including levying fines, revoking business and other licenses of the company’s variable interest entities, requiring the company to discontinue or restrict its operations, restricting its right to collect revenue, requiring the company to restructure its operations or taking other regulatory or enforcement actions against the company. In addition, it is unclear what impact the PRC government actions would have on the company and on its ability to consolidate the financial results of its variable interest entities in the consolidated financial statements, if the PRC government authorities were to find the company’s legal structure and contractual arrangements to be in violation of PRC laws, rules and regulations. If the imposition of any of these government actions causes the company to lose its right to direct the activities of Taiying and through Taiying’s equity interest in its subsidiaries or the right to receive their economic benefits, the company would no longer be able to consolidate the financial results of Taiying and its subsidiaries.

D.	Property, Plants and Equipment.

Our headquarters is located at 1366 Zhongtianmen Dajie, Xinghuo Science and Technology Park, High-tech Zone, Taian City, Shandong Province, People’s Republic of China. We have incorporated 11 subsidiary companies, which are separate legal entities, and 3 branch offices. strategically-located throughout China, affording our customers local expertise and management. Our facilities are used for sales and marketing, research and development and administrative functions. All of the facilities are leased. We believe our facilities are adequate for our current needs. A summary description of our call center locations follows:

Office	Address	Rental Term	Space
Principal Executive Office	1366 Zhongtianmen Dajie Xinghuo Science and Technology Park High-tech Zone, Taian City, Shandong Province People’s Republic of China 271000	October 2007- October 2017	132,510 sq. ft.

Chongqing Center	19 East Huilong Avenue Yongchuan, Chongqing People’s Republic of China 402160	June 2015 – May 2018	161,400 sq. ft.

Shandong Yantai Center	8 Jinhua Road Muping, Yantai, Shandong, People’s Republic of China 264100	Month to Month	129,120 sq. ft.

Jiangsu Huaqiao Center	Floor 2 Building 6, 1 Jin Jie Road, Huaqiao International Information Center, Huaqiao Development District, Kunshan City, Jiangsu Province, People’s Republic of China 215332	April 2015 - March 2020	10,260 sq. ft.

Jiangsu Taizhou Center	98 Phoenix West Road Taizhou, Jiangsu Province, People’s Republic of China 225300	December 2009- December 2024	129,120 sq. ft.

Office	Address	Rental Term	Space
Hebei Yanjiao Center	Bai Shi Jin Gu Industry Base, Yanjiao Developent District Sanhe City, Herbei Province People’s Republic of China 065201	January 2014- December 2019	31,100 sq. ft.

Anhui Hefei Center	1201 Huguang Road New Industrial Park Shushan District, Hefei City, Anhui Province, People’s Republic of China 230000	Month to Month	14,913 sq. ft.

Xinjiang Center	1003 Xihong West Road Saybagh District, Urumqi City, Xinjiang Uygur Autonomous Region, People’s Republic of China 830000	November 2014 – November 2017	21,800 sq. ft.

Guangxi Nanning Center	7-1 Xingguang Ave Jiangnan District, Nanning City, Guangxi Zhuang Autonomous Region, People’s Republic of China 530000	Month to Month	29,117 sq. ft.

Jiangsu Huaian Center	266 Chengde South Road Huaian Economic and Technology Development District, Jiangsu Province, People’s Republic of China 223005	March 2015 to September 2016	10,652 sq. ft.

Jiangxi Taiying Center	1807 Gaoxin Avenue Qingshan Lake District Nanchang City, Jiangxi Province People’s Republic of China 330096	January 2015- December 2020	52,568 sq. ft.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this annual report.

A.	Operating Results.

Overview

We are a BPO service provider focusing on the complex, voice-based segment of customer care services, including customer relationship management, technical support, sales, customer retention, marketing surveys and research for some of China’s major enterprises. We help China companies enhance their strategic capabilities, improve quality and lower costs by designing, implementing and managing their critical back-office processes. Our goal is to create the largest call center service network in China by providing a fully-integrated solution that spans people, process, proprietary technology and infrastructure for governments and private-sector clients in the automotive, financial services, government, logistics, media and entertainment, retail, technology, travel, and telecommunication industries.

Our service is currently delivered from our delivery centers located in Shandong Province, Jiangsu Province, Hebei Province, Anhui Province, the Xinjiang Uygur Autonomous Region, the Guangxi Zhuang Autonomous Region, and Chongqing City, with a capacity approximately of 9,053 seats. We believe Taiying and its subsidiaries’ strategic locations and our investment in technology and human resources position us well in our efforts to reach our goals.

Currently our largest customers are the provincial subsidiaries of China Mobile and China Telecom. In addition to answering inbound calls, or calls initiated by customers purchasing products and services from our clients, we also make outbound cold calls to help these subsidiaries of China Mobile and China Telecom promote their products, such as weather, health, education and farming related VAS products to targeted China Mobile and China Telecom’s subscribers.

We generate almost all of our revenues from a total of 18 subsidiaries of China Mobile and China Telecom, China Construction Bank, Alipay Internet Technology, Ping An Insurance, Haier, and HiSense. We signed outsourcing contracts with two of China’s top ten largest banks based upon assets held, China Construction Bank and China CITIC Bank. We also signed outsourcing contracts with a subsidiary of China’s online retailer Alibaba, China’s tourism network, Qunar, DIDI a mobile taxi-calling company, Jiedaibao and SF Express.

We received grants from various government agencies after meeting certain conditions if applicable, such as locating call centers in their jurisdictions or helping local employment needs. Government grants are recognized when received and all the conditions specified in the grant have been met. For the year ended December 31, 2015, the government grants were $1,027,581, accounting for 22% of our net income. Among the grants, $568,717 was for our presence in the region, awarded by the government for its initiatives of promoting local economy, $108,599 was for helping the local employment needs by providing jobs, and the other $350,265 was the tax refund subsidies from the government. There are no restrictions on how grants may be used and there are not any other obligations that exist after grants are received. We anticipate that we will continue to receive government grants in the coming year, and government grants will continue to have impact on our future profitability. In the absence of future government grants, our operations and profitability will be negatively impacted.

We operate our business through contractual arrangements between WFOE, our wholly-owned subsidiary, and Taiying. Through contractual arrangements, we are able to control the business of Taiying.

Principal Factors Affecting Our Results of Operations

Revenues

We generate revenue from the BPO programs we administer for our clients. For the year ended December 31, 2015, we derived approximately 64% of our revenues from Taiying’s call center service to China Mobile, China Telecom and their provincial subsidiaries.

We provide our services to clients under contracts that typically consist of a master services agreement containing the general terms and conditions of our client relationship, and a statement of work describing in detail the terms and conditions of each program we administer for a client. We have signed contracts with China Mobile and China Telecom for calling services which are typically for a one year term. However, our client relationships tend to be longer-term given the scale and complexity of the services we provide coupled with the risk and costs to our clients associated with bringing business processes in-house or outsourcing them to another provider.

For inbound customer care service, we charge fees based on either the number of calls (charges per interaction) or predetermined seats charges (weekly charges, or monthly charges per seat). We negotiate these terms on a client-by-client basis. In most contracts, our clients pay a pre-determined rate if we meet specified performance criteria. Such criteria are based on objective performance metrics that our client agrees would add quantifiable value to their operations. In addition, most of our contracts include provisions that provide for downward revision of our prices under certain circumstances, such as if the average speed required to answer a call is longer than agreed to with the client. All of our fees and downward revision provisions are negotiated at the time that we sign a statement of work with a client, and our revenue from our contracts is thus fixed and determinable at the end of each month. For the year ended December 31, 2015, 45% of our revenue was generated from inbound calling and 49% of our revenue was generated from outbound calling. The remaining 6% of revenues was related to other services provided to our customers such as data processing.

China’s major enterprises have begun to focus on BPO providers who can offer both inbound and outbound customer care service as a means to increase their sales and profitability. In the past, companies performed call center services internally, however, companies have found that by outsourcing these services they can lower their operational costs, along with obtaining high-quality customer interactions and innovative service solutions. We do not anticipate any major changes in our sales percentage between inbound and outbound calling and strive to keep a balance between these two services, because clients seek BPO providers who can provide both. However, if there is a major shift in profitability between inbound and outbound calls services, it is likely that we will focus our services to the area with the higher profit margin.

For outbound cold calling services, we charge fees based on the success of marketing services upon subscription. The fees we charge vary among all of our services.

We currently derive a significant portion of our revenue from our telecommunications clients. Provincial subsidiaries of China Mobile and China Telecom represented 64%, 74% and 78% of our sales for the years ended December 31, 2015, 2014 and 2013, respectively.

Factors Affecting Revenues

The following factors affect the revenues we derive from our operations. For other factors affecting our revenues, see “Risk Factors—Risks Related to Our Business.”

Customer demand for outsourced call center customer care services. Customer demand for outsourced call BPO services is closely linked to the performance of the general economy and is sensitive to business and personal discretionary spending levels. Declines in customer demand due to adverse general economic conditions, lower customer confidence and changes in customer preferences for our clients’ products can lower the revenues and profitability of our operations. As a result, changes in customer demand and general business cycles can subject our revenues to volatility. Management is constantly trying to find additional services that we can provide to our customers to help offset any decrease in demand for our services.

Relationships with major customers. Any negative changes in our relationship with China Mobile or China Telecom and negative changes in customer demand and usage preference for our services can bring negative consequence to the revenue and profitability of our business. The loss, cancellation, deferral or renegotiation of any large agreements with China Mobile or China Telecom could have a material adverse effect on our financial condition and results of operations. In addition, if China Mobile or China Telecom decides to increase their percentage of revenue sharing, or do not comply with the terms and conditions of our agreements with them, our revenues and profitability could also be materially adversely affected. To help offset this risk we attempt to expand our client lists, and develop more customers in other industries, such as, banking and e-commerce.

Consumer privacy. The growth of our business may be adversely affected if the public becomes concerned that confidential user information transmitted over the Internet and wireless networks is not adequately protected. A damaging consumer backlash against unsolicited mobile marketing could occur if overzealous marketers fail to respect consumers’ right to privacy and are perceived as inundating them with unwanted and irrelevant mobile marketing calls or messages. Our services may decline and our business may be adversely affected if significant breaches of network security or user privacy occur. We maintain and evaluate our networks for vulnerability in an attempt to safeguard consumer privacy.

Experienced customer care professionals. We rely on large numbers of customer service associates, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified customer service associates. If we fail to attract and retain enough sufficiently trained customer service associates and other personnel to support our operations and our business, results of operations and financial condition will be seriously harmed. We have developed relationships with local colleges to put us in the position to recruit quality employees.

Competition. Competition in the BPO market is intense and growing. While the call center industry in China features a large number of companies, most of those companies are smaller call center operators with fewer than 100 seats each. We believe that the industry will experience increasing consolidation since consolidated operations result in economies of scale, brand name recognition, and more convenience and efficiency in servicing China’s major enterprises. It is also possible that competition, in the form of new competitors or alliances, joint ventures or consolidation among existing competitors, may decrease our market share. Increased competition could result in lower personnel utilization rates, billing rate reductions, fewer customer engagements, reduced gross margins and loss of market share, any one of which could materially and adversely affect our profits and overall financial condition. To offset this risk, we seek to leverage our economies of scale, reputation in the marketplace and expand our geographic locations in order to serve our clients better and obtain new clients.

Expansion. We believe that businesses in China are increasingly looking for vendors that provide call center BPO services from multiple geographic locations. This allows clients to manage fewer vendors while minimizing risk to operations from natural disasters. We believe that we should continue to expand our business to other regions of China to increase our market share. In 2015, Taiying has incorporated three new subsidiary companies throughout China to further expand our business. If we fail to make acquisitions or expand to other geographic regions, our revenue growth could slow down.

Costs and Expenses

We primarily incur the following costs and expenses:

Costs of revenues. Cost of revenues consists primarily of the salaries, payroll taxes and employee benefit costs of our customer service associates and other operations personnel. Cost of revenues also includes direct communications costs, rent expense, information technology costs, and facilities support costs related to the operation of our call centers.

Selling, general and administrative expenses. Selling, general and administrative expenses consist primarily of compensation expense for our corporate staff and personnel supporting our corporate staff, communication costs, gasoline, welfare expenses, education expenses, professional fees (including consulting, audit and legal fees), travel and business hospitality expenses.

Depreciation. We currently purchase substantially all of our equipment. We record property and equipment at cost and calculate depreciation using the straight-line method over the estimated useful lives of our assets, which generally range from three to five years. We depreciate leasehold improvements on a straight-line basis over the shorter of the lease term or the estimated useful life of the asset. If the actual useful life of any asset is less than its estimated depreciable life, we would record additional depreciation expense or a loss on disposal to the extent the net book value of the asset is not recovered upon sale. Our depreciation is primarily driven by large investments in capital equipment required for our continued expansion, including the build-out of seats, which we define as workstations where customer service associates generate revenue. These expenditures include tenant improvements to new facilities, furniture, information technology infrastructure, computers and software licenses and are usually in the range of $2,000 to $8,000 per seat depending on specific client requirements. These costs are generally depreciated over five years.

Factors Affecting Expenses

Prevailing salary levels. Our cost of services is impacted the most by prevailing salary levels. Although we have not been subject to significant wage inflation in China, any increase in the market rate for wages could significantly harm our operating results and our operating margin.

Forecasted demand for our services. We often incur more costs in the early stages of implementing our client’s forecasted demand for our services. Similarly, we may also be required to increase recruiting and training costs to prepare our customer service associates for a specific type of service. If we undertake additional recruiting and training programs and our client terminates a program early or does not meet its forecasted demand, our operating margin could decline.

Managing our customer service associates efficiently. Our cost of services is also impacted by our ability to manage and employ our customer service associates efficiently. Our workforce management group monitors staffing requirements in an effort to ensure efficient use of these employees. Although we generally have been able to reallocate our customer service associates as client demand has fluctuated, an unanticipated termination or significant reduction of a program by a major client may cause us to experience a higher-than-expected number of unassigned customer service associates.

Transition to public company. Subsequent to the completion of our initial public offering, our administrative costs are increasing materially, as we need to comply with detailed reporting requirements. The increased expenses also include legal fees, insurance premiums, auditing fees, investor relations, stockholder meetings, printing and filing fees, share-based compensation expense, as well as employee-related expenses for regulatory compliance and other costs. In addition, the selling and administrative expenses are increasing as we add personnel and incur additional fees and costs related to the growth of our business and our operation as a publicly traded company in the United States.

Number of customers. To the extent Taiying increases the number of its clients, we expect to experience a corresponding increase in selling expenses and travel expenses. At present, Taiying is able to service substantially all of its customers with its 11 call center locations. As we expand our Chongqing, Xinjiang and Shandong facilities, we expect Taiying to add more customers and incur more selling expenses.

Number of call centers we operate. We operate 11 call centers throughout China, that enable us to service clients throughout Shandong province (Taian City, Yantai City), Jiangsu province (Taizhou City, Huaqiao City, Huaian City), Anhui province (Hefei City), Hebei province (Yanjiao City), the Xinjiang Uygur Autonomous Region (Changju City), the Guangxi Zhuang Autonomous Region (Nanning City), Jiangxi province (Nanchang City) and Chongqing (Yongchuan City). As Taiying operates more call centers, our administrative expenses tend to increase in dollars but decrease as a percentage of revenues.

Manage and utilize our seats efficiently. The effect of our depreciation on our operating margin is impacted by our ability to manage and utilize our seats efficiently. We seek to expand our seat capacity only after receiving contractual commitments from our clients. However, we have in the past increased our seat capacity based on forecasted demand projections from our clients, which are not contractual commitments. This has resulted in a surplus of seats, which has increased our depreciation and, to a limited extent, reduced our operating margin. As a general rule, the efficiency of our use of seats has had less of an impact on our operating margin than the efficiency of our deployment of our customer service associates.

Depreciation. Our depreciation is primarily driven by large investments in capital equipment required for our continued expansion, including the build-out of seats, which we define as workstations where customer service associates generate revenue. These expenditures include tenant improvements to new facilities, furniture, information technology infrastructure, computers and software licenses and are usually in the range of $2,000 to $8,000 per seat depending on specific client requirements. These costs are generally depreciated over five years and are substantially the same in the United States and in China.

Results of Operations

	For The Years Ended December 31,
	2015	2014	2013
Revenues, net	$59,350,721	$42,661,732	$27,609,436
Revenues – related party	-	11,407	520,869
Cost of revenues	46,891,617	35,188,331	23,757,669
Gross profit	12,459,104	7,484,808	4,372,636
Selling, general and administrative expenses	7,250,331	5,779,600	3,085,437
Operating income	$5,208,773	$1,705,208	$1,287,199

Revenues. Our revenue from third parties were $59,350,721 and $42,661,732 for the years ended December 31, 2015 and 2014, respectively, an increase of $16,688,989, or 39% as a result of growth in our BPO business. Our revenue from third parties was $42,661,732 and $27,609,436 for the years ended December 31, 2014 and 2013, respectively, an increase of $15,052,296, or 55% as a result of growth in our BPO business. Our revenue growth in both years of 2014 and 2015 resulted primarily from increased sales volumes to our existing clients. Our revenues from related parties decreased to zero for the year ended December 31, 2015, from $11,407 for the year ended December 31, 2014. Our revenues from related parties decreased $509,462 from $520,869 for the year ended December 31, 2013 to $11,407 for the year ended December 31, 2014. The decrease resulted entirely from the decrease in related party revenue from Shandong Luk Information Technology Co., Ltd., for the years ended December 31, 2015 and 2014.

Gross margin. Our gross margin increased from 18% for the year ended December 31, 2014, to 21% for the year ended December 31, 2015. Our gross margin increased from 16% for the year ended December 31, 2013, to 18% for the year ended December 31, 2014. The increase was primarily due to the increase of our operating efficiency and the non-renewal of certain client contracts where we experienced losses in 2014 and 2013.

Cost of revenues. Cost of revenues consists primarily of salaries, payroll taxes and employee benefits costs of our customer service associates and other operations personnel. Cost of revenues also includes direct communications costs, rent expense, information technology costs, facilities support. Our cost of revenues increased by $11,703,286, or 33% for the year ended December 31, 2015 compared to the year ended December 31, 2014. Our cost of revenues increased by $11,430,662, or 48% for the year ended December 31, 2014 compared to the year ended December 31, 2013. This absolute dollar increase in cost of revenues for the year ended December 31, 2015 over the year ended December 31, 2014 and for the year ended December 31, 2014 over the year ended December 31, 2013 directly corresponded to the increase in revenue during the same year. Our cost of revenues as a percentage of revenue was 79%, 82% and 84% for the years ended December 31, 2015, 2014 and 2013, respectively. This slight decrease was primarily due to the increase of our operating efficiency.

Selling, general and administrative expenses. Selling, general and administrative expenses consist primarily of sales and administrative employee-related expenses, professional fees, travel costs, and other corporate expenses. Selling, general and administrative expenses were $7,250,331 for the year ended December 31, 2015, and $5,779,600 for the year of 2014, an increase of $1,470,731, or 25%. Selling, general and administrative expenses were $3,085,437 for the year of 2013, an increase of $2,694,163, or 87% from December 31, 2013 to December 31, 2014. The increase in selling, general and administrative expenses over years is a result of higher payroll and bonus expenses paid to the administrative personnel and the management team. We anticipate that our administrative expenses, particularly those related to support personnel costs, professional fees, as well as Sarbanes-Oxley compliance, will continue to increase as we are a new publicly traded company in the United States.

Income from operations. Our income from operations were $5,208,773 for the year ended December 31, 2015, $1,705,208 for the year ended December 31, 2014, and $1,287,199 for the year ended December 31, 2013. Our operating income as a percentage of total revenues was 9% for the year ended December 31 2015, 4% for the year ended December 31, 2014, and 5% for the year ended December 31, 2013. The increase in our income from operations resulted from the expansion and growth of our business for new and existing customers.

Government Grants. Government grants were $1,027,581 and $1,439,186 for the years ended December 31, 2015 and 2014, respectively, a decrease of $411,605 or 29%. Government grants were $1,439,186 and $2,714,026 for the years ended December 31, 2014 and 2013, respectively, a decrease of $1,274,840 or 47%. Most of government grants were a one-time event. Government grants as a percentage of net income is 22%, 81% and 92% for the years ended December 31, 2015, 2014 and 2013, respectively.

Income Taxes. We incurred $1,275,633, $635,859 and $594,240 in income taxes for the years ended December 31, 2015, 2014 and 2013, respectively. The $639,774 increase from December 31, 2014 to December 31, 2015 and the $41,619 increase from December 31, 2013 to December 31, 2014 resulted from our increased revenues. For the years ended December 31, 2015, 2014 and 2013, Taiying was entitled to a preferential enterprise income tax (EIT) rate of 15%. The standard enterprise income tax rate in China is 25%. Other PRC entities are subject to the 25% EIT rate of their taxable income.

Net Income. Our net income was $4,774,243 and $1,782,101 for the years ended December 31, 2015 and 2014, representing a significant increase of $2,992,142, or 168%. The increase in net income was a result of our increased revenue and higher gross margin, offset by increased selling and administrative expense and decreased government grants for the year ended December 31, 2015, compared to the year ended December 31, 2014.

Our net income was $1,782,101 and $2,949,268 for the years ended December 31, 2014 and 2013, respectively, representing a decrease of $1,167,167, or 40%. The decrease in net income was a result of our increased selling, general and administrative expenses, and decreased government grants, although we achieved a higher gross margin for the year ended December 31, 2014, compared to the year ended December 31, 2013.

B.	Liquidity and Capital Resources.

Liquidity

Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations and otherwise operate on an ongoing basis. At December 31, 2015, our working capital was positive $16,139,360, compared to positive working capital of $5,465,307 at December 31, 2014.

Our cash and cash equivalents balance at December 31, 2015 totaled $13,623,849, compared to $5,097,010 at December 31, 2014. During the year ended December 31, 2015, cash provided by operating activities amounted to $5,956,771, cash used in investment activities amounted to $1,950,145, cash provided by financing activities amounted to $4,818,501, and the negative effect of prevailing exchange rates on our cash position was $298,288. During the year ended December 31, 2014, cash provided by operating activities of $495,727, cash used in investment activities amounted to $1,306,673, and cash provided by financing activities was $182,350. In addition, the positive effect of prevailing exchange rates on our cash position was $11,043. During the year ended December 31, 2013, cash provided by operating activities was $3,831,419. Cash used in investment activities amounted to $438,466, and cash provided by financing activities was $3,085. In addition, the positive effect of prevailing exchange rates on our cash position was $100,052.

The significant increase of $8,526,839 in cash and cash equivalents from December 31, 2014 to December 31, 2015 was due to the proceeds of $8,497,024 we received from the issuance of our common shares in our IPO. We successfully completed our initial public offering on December 18, 2015 and issued 2,400,000 common shares.

Other than the continued strength of China’s economy, the needs of telecommunications operators to outsource their call center functions, and the growing demand for Taiying’s call-center service among other industries (all of which we believe may increase our liquidity, if they continue), we are not aware of any trends or any demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in our liquidity increasing or decreasing in any material way.

For 2016, we expect our main growth will be organic, from Taiying’s 11 call center locations. The demand for Taiying’s call center services appears to be strengthening, from which we expect to generate a positive cash flow. We are seeking to acquire potential target companies and expect to complete any acquisitions at the end of 2016 or early 2017, which may be a more efficient way to expand our business. In the near future, additional amounts need to be used for facility improvements and expansion based on our current estimates of our facilities requirements that are necessary to support the anticipated growth of our business. In addition, we expect additional cash and cash equivalent will be occupied as working capital with the rapid growth of our revenue. We believe that we will be able to finance our acquisition plan, our working capital needs and planned facilities improvements and expansion for at least the next 12 months from cash generated from operations, borrowings under our revolving line of credit and the proceeds from our initial public offering. The most recent revolving line of credit was entered into in July and September, 2015 with Industrial Bank Co., Ltd., Taian Branch for a term of one year in the amount of RMB 10,000,000 (approximately $1,540,666) with an annual fluctuating interest rate ranged from 6.4% to 6.5%.

To the extent demand for Taiying’s call center BPO services increases, we need to consider establishing or acquiring additional facilities in different cities to meet such increased demand. In 2015, we set up Jiangxi Taiying Technology Co., Ltd., Beijing Taiying Technology Co., Ltd. and Xinjiang Taiying Technology Co., Ltd. With the completion of our initial public offering in December 2015, we want to accelerate the expansion of our business by acquiring value-added target companies in the near future.

Our long-term future capital requirements will depend on many factors, including our level of revenue, the timing and extent of our spending to support the maintenance and growth of our operations, the expansion of our sales and the continued market acceptance of our services. As of December 31, 2015, we had a $1,540,666 short-term bank loans outstanding, compared to $5,369,347 short-term bank loans outstanding as of December 31, 2014. We also expect to continue to have significant capital requirements associated with the maintenance and growth of our operations, including the lease and build-out of additional facilities primarily to support an increase in the number of our customer service associates and the purchase of computer equipment and software, telecommunications equipment and furniture, fixtures and office equipment to support our operations. We expect to incur additional costs associated with becoming a publicly traded company in the United States, primarily due to increased expenses that we will incur to comply with the requirements of the Sarbanes-Oxley Act of 2002, as well as costs related to accounting and tax services, directors and officers insurance, legal expenses and investor and stockholder-related expenses. These additional long-term expenses may require us to seek other sources of financing, such as additional borrowings or public or private equity or debt capital. The availability of these other sources of financing will depend upon our financial condition and results of operations as well as prevailing market conditions, and may not be available on terms reasonably acceptable to us or at all.

We plan to use proceeds from our initial public offering to fund our business. Accordingly, the following regulations have to be followed, regarding capital injections to foreign-invested enterprises.

PRC regulations relating to investments in offshore companies by PRC residents. SAFE (Short for State Administration of Foreign Exchange ) promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014. SAFE Circular 37 requires PRC residents to register and update certain investments in companies incorporated outside of China with their local SAFE branch. SAFE also subsequently issued various guidance and rules regarding the implementation of SAFE Circular 37, which imposed obligations on PRC subsidiaries of offshore companies to coordinate with and supervise any PRC-resident beneficial owners of offshore entities in relation to the SAFE registration process.

We may not be aware of the identities of all of our beneficial owners who are PRC residents. We do not have control over our beneficial owners and cannot assure you that all of our PRC-resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules. The failure of our beneficial owners who are PRC residents to register or amend their SAFE registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions. Failure to register may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to our company. These risks may have a material adverse effect on our business, financial condition and results of operations.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion. We are an offshore holding company conducting our operations in China through our WFOE and consolidated Taiying. As an offshore holding company, we may make loan to WFOE and Taiying subject to the approval from government authorities and limitation of amount, we also may make additional capital contributions to our WFOE.

Any loan to our WFOE, which is treated as foreign-invested enterprise under PRC law, is subject to PRC regulations and foreign exchange loan registrations. In January 2003, SDRC (Short for State Development and Reform Commission), SAFE and Ministry of Finance jointly promulgated the Circular on The Interim Provisions on the Management of Foreign Debts, or the Circular 28, regulating the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment as approved by the Ministry of Commerce or its local counterpart and the amount of registered capital of such foreign-invested company. This means loans by us to our WFOE to finance its activities cannot exceed statutory limits and must be registered with SAFE. For example, the current amounts of approved total investment and registered capital of our WFOE is $10 million and $5 million, respectively, which means WFOE cannot obtain loans in excess of $5 million from our entities outside of China currently.

We decided to finance WFOE by means of capital contributions. These capital contributions must be approved by the Ministry of Commerce or its local counterpart. In August 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular No. 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular No. 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such have not been used. Violation of SAFE Circular No. 142 could result in severe monetary or other penalties. Furthermore, SAFE promulgated a circular in November 2010, SAFE Circular No. 59, which tightens the regulations over settlement of net proceeds from overseas offering like this offering and requires that the settlement of net proceeds must be consistent with the description in the prospectus for the offering or otherwise approved by our board. These two circulars may significantly limit our ability to transfer the net proceeds from this offering to Taiying. Further, we may not be able to convert the net proceeds into RMB to invest in or acquire any other PRC Companies in China, which may adversely affect our liquidity and our ability to fund and expand our business in China.

Currently, the approved investment amount of WFOE is $10 million, its registered capital as of the last period presented is $5 million. Taiying is a PRC domestic company, which has registered capital RMB 10,000,000. Violations of these SAFE regulations may result in severe monetary or other penalties, including confiscation of earnings derived from such violation activities, a fine of up to 30% of the RMB funds converted from the foreign invested funds or in the case of a severe violation, a fine ranging from 30% to 100% of the RMB funds converted from the foreign-invested funds.

Capital Resources

The following table provides certain selected balance sheets comparisons as of December 31, 2015 and December 31, 2014:

	December 31,	December 31,	Increase
	2015	2014	(Decrease)

Cash	$13,623,849	$5,097,010	$8,526,839
Accounts receivable, net	8,852,024	6,819,452	2,032,572
Accounts receivable - related party	353,513	373,339	(19,826)
Notes receivable, current	125,687	1,157,793	(1,032,106)
Prepayments	625,876	639,861	(13,985)
Due from related parties	675,623	763,977	(88,354)
Other current assets	1,128,262	1,297,995	(169,733)
Total current assets	25,384,834	16,149,427	9,235,407
Restricted cash	500,000	-	500,000
Notes receivable, non-current	970,620	-	970,620
Property and equipment, net	4,087,832	3,715,981	371,851
Other assets	41,729	-	41,729
Deferred tax assets, non-current	23,974	-	23,974
Total non-current assets	5,624,155	3,715,981	1,908,174
Total assets	$31,008,989	$19,865,408	$11,143,581

Accounts payable	$896,841	$189,089	$707,752
Accrued liabilities and other payables	2,746,992	2,224,301	522,691
Wages payable	2,803,294	2,041,226	762,068
Income taxes payable	1,014,595	477,740	536,855
Short term loans	1,748,479	5,567,860	(3,819,381)
Due to related parties	-	2,422	(2,422)
Deferred tax liabilities, current	35,273	181,482	(146,209)
Total current liabilities	9,245,474	10,684,120	(1,438,646)
Deferred tax liabilities, non-current	-	4,450	(4,450)
Total non-current liabilities	-	4,450	(4,450)
Total liabilities	9,245,474	10,688,570	(1,443,096)

We and Taiying maintain cash and cash equivalents in China. At December 31, 2015 and 2014, bank deposits were as follows:

Country	December 31, 2015	December 31, 2014
China	$5,622,121	$4,456,377
China (offshore bank account)	8,001,728	640,633
Total	$13,623,849	$5,097,010

The majority of our cash balances at December 31, 2015 are in the form of U.S. dollars stored in offshore bank account. Cash held in banks (both mainland and offshore bank accounts) in the PRC is not insured. The value of cash on deposit in mainland China of $5,622,121 as of December 31, 2015 has been converted based on the exchange rate as of December 31, 2015. In 1996, the Chinese government introduced regulations, which relaxed restrictions on the conversion of the RMB; however restrictions still remain, including but not limited to restrictions on foreign invested entities. Foreign invested entities may only buy, sell or remit foreign currencies after providing valid commercial documents at only those banks authorized to conduct foreign exchanges. Furthermore, the conversion of RMB for capital account items, including direct investments and loans, is subject to PRC government approval. Chinese entities are required to establish and maintain separate foreign exchange accounts for capital account items. We cannot be certain Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the RMB, especially with respect to foreign exchange transactions. Accordingly, cash on deposit in banks in the PRC is not readily deployable by us for use outside of China.

Cash and cash equivalents

As of December 31, 2015, cash and cash equivalents were $13,623,849, which increased by $8,526,839 compared to $5,097,010 as of December 31, 2014. The following table sets forth certain items in our consolidated statements of cash flows for 2013, 2014 and 2015.

	For The Years Ended December 31,
	2015	2014	2013
Net cash provided by operating activities	$5,956,771	$495,727	$3,831,419
Net cash used in investing activities	(1,950,145)	(1,306,673)	(438,466)
Net cash provided by financing activities	4,818,501	182,350	3,085
Exchange rate effect on cash	(298,288)	11,043	100,052
Net cash inflow (outflow)	$8,526,839	$(617,553)	$3,496,090

Accounts Receivable

Account receivables as of December 31, 2015 was $8,852,024, an increase of $2,032,572 compared to December 31, 2014. This increase resulted primarily from increases in the volume of services we provide.

Notes receivable, Current

Note receivable, current as of December 31, 2015 was $125,687, a decrease of $1,032,106 compared to December 31, 2014. The decrease was primarily due to the note receivable of $970,620 (RMB 6,300,000) from Chongqing Taiying Industrial Development Co., Ltd. being reclassified into non-current assets, as the note is not expected to be collected within one year

Amounts due from related parties

As of December 31, 2015, balances due from related parties were $675,623, a decrease of $88,354 compared to $763,977 at December 31, 2014. The amount owed to the Company by related party companies represents non-secured short-term loans obtained from the Company, which bear no interest and are due on demand. The remaining amounts owed to the Company by individuals represent advances to the Company management members for business travel or business development purpose and cash advances to the related parties, which were non-secured and interest-free.

Current assets

Current assets as of December 31, 2015 totaled $25,384,834, an increase of $9,235,407, or 57% from our December 31, 2014 balance. This increase primarily resulted from an $8,526,839 increase in cash and cash equivalent due to the proceeds we received from the issuance of our common shares in our initial public offering, a $2,032,572 increase in accounts receivable and offset by the $1,032,106 decrease in notes receivable, current and $169,733 decrease in other current assets.

Property and equipment

Property and equipment as of December 31, 2015 were $4,087,832, a slight increase of $371,851 compared to December 31, 2014. This increase primarily resulted from an increase of $850,533 in electronic equipment to support the growth of our operations, an increase of $464,252 in construction in progress, an increase of $131,966 in computer software and an increase of $137,656 in vehicles, offset by an increase of $1,150,498 in accumulated depreciation.

Deferred tax assets and deferred tax liabilities

The company recognized current deferred tax liabilities in the amount of $35,273 as of December 31, 2015, a decrease of $146,209 compared to $181,482 as of December 31, 2014. This decrease primarily resulted from the decrease in current deferred tax liabilities related to accrued revenue for the year ended December 31, 2015.

The company recognized non-current deferred tax assets in the amount of $23,974 as of December 31, 2015, an increase of $23,974 compared to $0 as of December 31, 2014. This balance primarily resulted from the temporary difference of depreciation expense, and the loss carried forward for the year ended December 31, 2015.

Accrued liabilities and other payables

Accrued liabilities and other payables principally include network rental expense in the telecommunication industry, unpaid travel expense and professional service expense. The balance as of December 31, 2015 was $2,746,992, an increase of $522,691 compared to $2,224,301 as of December 31, 2014. The increase primarily resulted from the fact that the company has more expense with the growing revenue.

Wages payable

Wages payable as of December 31, 2015 was $2,803,294, an increase of $762,068 compared to $2,041,226 as of December 31, 2014. This increase resulted from the increased employees compensation with our expansion of operations for the year ended December 31, 2015.

Short-term loans

Our short-term loans as of December 31, 2015 were $1,748,479, a significant decrease of $3,819,381, compared to $5,567,860 as of December 31, 2014. This decrease mainly resulted from the repayment of short-term loans from Shanghai Pudong Development Bank Jinan Branch, China Construction Bank Yongchuan Branch, and Bank of China Taian Branch during the year ended December 31, 2015.

Cash Provided By Operating Activities

Net cash provided by operating activities for the year ended December 31, 2015 totaled $5,956,771. The activities were mainly comprised of an increase in accounts receivable of $2,499,956, an increase in prepayments of $361,006, an increase in due from related parties of $114,670, a decrease in due to related parties of $2,394, deferred income tax asset/liability of $172,000, and offset by our net income of $4,774,243, depreciation of $1,340,961, a decrease in other current assets of $105,230, an increase in accounts payable of $725,435, an increase in wages payable of $908,720, an increase in income tax payable of $586,931, and an increase in accrued liabilities and other payables of $665,277.

Net cash provided by operating activities for the year ended December 31, 2014 totaled $495,727. The activities were mainly comprised of our net income of $1,782,101, depreciation of $1,342,258, deferred income tax asset/liability of $109,657, allowance for doubtful accounts of $145,076, a decrease in due from related parties of $468,555, an increase in due to related parties of $3,493, an increase in account payable of $18,998, an increase in wages payable of $267,931, an increase in income taxes payable of $106,833 and an increase in accrued liabilities and other payables of $249,914, and offset by an increase in account receivable of $3,251,749, an increase in other current assets of $234,067, an increase in prepayments of $489,918, an increase in account receivable - related parties of $11,407, and a gain on disposal of property and equipment of $11,948.

Net cash provided by operations for the year ended December 31, 2013 totaled $3,831,419. The amount mainly reflects our net income of $2,949,268, depreciation of $1,145,348, deferred income tax asset of $215,748, decreased account receivable from related parties of $318,861, increased wage payable of $548,372, increased income tax payable of $361,547, increased accrued liabilities and other payables of $726,485, offset by increased account receivable of $2,008,418, increased prepayment of $88,972, increased other current assets of $287,655 and decreased account payable of $70,675.

The significant increase in cash flows from our operating activities for the year ended December 31, 2015 compared to the year ended December 31, 2014 primarily resulted from our increased net income, decreased cash outflow in accounts receivable, prepayments, more cash inflow in accounts payable, wages payable, income taxes payable, accrued liabilities and other payable, offset by more cash outflow in deferred income tax asset/liability and due from related parties.

The decrease in cash flows from our operating activities for the year ended December 31, 2014 compared to the year ended December 31, 2013 primarily resulted from increased cash outflow in account receivables, prepayments, less cash inflow in wages payable, income taxes payable, accrued liabilities and other payable, offset by more cash inflow in account payable and due from related parties.

Cash Used In Investing Activities

Net cash used in investing activities for the year ended December 31, 2015 totaled $1,950,145. The activities were primarily comprised of $1,614,696 used to purchase property and equipment, $930,536 advanced to related parties, $500,000 transferred to restricted cash, and offset by collections from related parties of $1,095,087.

Net cash used in investing activities for the year ended December 31, 2014 totaled $1,306,673. The activities were primarily comprised of $965,118 spent to purchase property and equipment, $1,986,421 advanced to related parties, $132,742 lent to third parties, and offset by collections from related parties of $1,633,073, and collections from third parties of $130,172.

Net cash used in investing activities for the year ended December 31, 2013 totaled $438,466. The activities were primarily comprised of $600,916 used for property and equipment purchases, $1,146,919 loaned to third parties with no interest, $2,555,137 loaned to the related parties with no interest, offset by collections from the related parties of $3,864,506. Cash used for property and equipment purchases each year includes information technology equipment, furniture, fixtures and leasehold improvements for expansion of available seats.

One of our primary uses of cash in our investing activities for each period is for our purchase of property and equipment, including information technology equipment, furniture, fixtures and leasehold improvements for expansion of available seats. We spent $649,578 more than the year of 2014 in purchasing property and equipment for the year ended December 31, 2015. In addition, we collected $537,986 less than the year of 2014 in repayment from our related parties, and transferred $500,000 to restricted cash for the year ended December 31, 2015. Although we paid $1,055,885 less than the year of 2014 in advance to our related parties for the year ended December 31, 2015. These are the primary reasons that we used $643,472 more than the year of 2014 in our investing activities for the year ended December 31, 2015.

We spent $364,202 more than the year of 2013 in purchasing property and equipment for the year ended December 31, 2014. In addition, we received $2,231,433 less than the year of 2013 in repayment from our related parties for the year ended December 31, 2014, although we paid $568,716 less to our related parties for the year ended December 31, 2014. These were the main reasons that we used $868,207 more than the year of 2013 in our investing activities for the year ended December 31, 2014.

Cash Provided By Financing Activities

For the year ended December 31, 2015, net cash provided by financing activities was $4,818,501. We received these funds from the issuance of our common shares in our initial public offering in the amount of $8,497,024, proceeds from short-term loans of $3,800,367, offset by repayment for short-term loans of $7,478,890.

For the year ended December 31, 2014, net cash provided by financing activities was $182,350. We received these funds from issuance of common shares of $1,174,380 in a private placement transaction, capital contributions from owners of $3,340,396, proceeds from short-term loans of $7,386,830, proceeds from related parties of $32,543, offset by the repayment for short-term loans of $8,001,883 and repayment to related parties of $3,749,916.

For the year ended December 31, 2013, net cash provided by financing activities was $3,085. The activities were mainly comprised of distribution of capital to owners of $3,182,236, repayment for short term loans of $10,775,527, repayment to related parties of $9,574, offset by proceeds from related parties of $ 3,517,971, and proceeds from short term loans of $10,452,451.

The change in cash flow for our financing activities in the amount of $4,636,151 more for the year ended December 31, 2015 than the year ended 2014 was primarily due to receiving $7,322,644 more in the year ended 2015 than the year ended 2014 from the proceeds of the issuance of common shares, and receiving $3,586,463 less in the year ended 2015 than in the year ended 2014 from proceeds of short-term loans.

The change in cash flow for our financing activities for the year ended December 31, 2014 was partially due to the proceeds from issuances of common shares of $1,174,380 and capital contribution from owners of $3,340,396, offset by repayment to related parties of $3,749,916. In addition, the short term loan incurred net cash outflow of $615,053 for the year ended December 31, 2014.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our audited consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these audited consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We evaluate our estimates on an ongoing basis, including those related to revenue recognition and income taxes. We base our estimates on our historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making the judgments we make about the carrying values of our assets and liabilities that are not readily apparent from other sources. Because these estimates can vary depending on the situation, actual results may differ from the estimates.

The critical accounting policies summarized in this section are discussed in further detail in the notes to the audited consolidated financial statements appearing elsewhere in this prospectus. Management believes that the application of these policies on a consistent basis enables us to provide useful and reliable financial information about our operating results and financial condition.

Variable Interest Entities

Pursuant to ASC 810 and related subtopics related to the consolidation of variable interest entities, we are required to include in our consolidated financial statements the financial statements of VIEs. The accounting standards require a VIE to be consolidated by a company if that company is subject to a majority of the risk of loss for the VIE or is entitled to receive a majority of the VIE’s residual returns. VIEs are those entities in which we, through contractual arrangements, bear the risk of, and enjoy the rewards normally associated with ownership of the entity, and therefore we are the primary beneficiary of the entity. Taiying is considered a VIE, and we are the primary beneficiary. We, through our wholly-owned subsidiary, WFOE, entered into the Control Agreements with Taiying pursuant to which WFOE shall receive all of Taiying’s net income and bear all losses of Taiying. In accordance with these agreements, Taiying shall pay consulting fees equal to 100% of its estimated earnings before tax to WFOE.

The accounts of Taiying and its subsidiaries are consolidated in the accompanying financial statements. As VIEs, Taiying and its subsidiaries’ sales are included in our total sales, its income from operations is consolidated with ours, and our net income includes all of Taiying and its subsidiaries’ net income, and their assets and liabilities are included in our consolidated balance sheets. The VIEs do not have any non-controlling interest and, accordingly, we did not subtract any net income in calculating the net income attributable to us. Because of the Control Agreements, we have pecuniary interest in Taiying that require consolidation of Taiying and its subsidiaries’ financial statements with our financial statements.

As required by ASC 810-10, we perform a qualitative assessment to determine whether we are the primary beneficiary of Taiying which is identified as a VIE of us. A quality assessment begins with an understanding of the nature of the risks in the entity as well as the nature of the entity’s activities including terms of the contracts entered into by the entity, ownership interests issued by the entity and the parties involved in the design of the entity. The significant terms of the agreements between us and Taiying are discussed above in the “Our Corporate Structure—Contractual Arrangements with Taiying and Taiying’s Shareholder” section. Our assessment on the involvement with Taiying reveals that we have the absolute power to direct the most significant activities that impact the economic performance of Taiying. WFOE, our wholly own subsidiary, is obligated to absorb all operating risks of loss from Taiying and entitles WFOE to receive all of Taiying’s expected residual returns. In addition, Taiying’s shareholders have pledged their equity interest in Taiying to WFOE, irrevocably granted WFOE an exclusive option to purchase, to the extent permitted under PRC Law, all or part of the equity interests in Taiying and agreed to entrust all the rights to exercise their voting power to the person(s) appointed by WFOE. Under the accounting guidance, we are deemed to be the primary beneficiary of Taiying and the results of Taiying and its subsidiaries are consolidated in our consolidated financial statements for financial reporting purposes.

Revenue Recognition

The Company recognizes revenue when evidence of an arrangement exists, the delivery of service has occurred, the fee is fixed or determinable and collection is reasonably assured. The Company provides i) inbound call service, which includes directory assistance, mobile phone service plan, billing questions, hotline consultation, complaints, customer feedbacks, customer relationship management, etc., and ii) outbound call service, which includes products selling, marketing surveys, new products informing, plans expiration and bills overdue notification, etc. The BPO inbound and outbound service fees are based on either a per minute, per hour, per transaction or per call basis. For inbound call service, the revenues are recognized in the same period when the service is provided and the actual costs occurred. For outbound call service, certain business successful rate was obtained. The fee is determined on a per-call basis where the Company receives a basic standard fee for each call plus an extra fee for successfully selling a product or completing a survey, etc. Certain client programs provide for adjustments to monthly billings based upon whether the Company achieves, exceeds or fails certain performance criteria. Adjustments to monthly billings consist of contractual bonuses/penalties, holdbacks and other performance based contingencies. Revenue recognition is limited to the amount that is not contingent upon delivery of future services or meeting other specified performance conditions.

Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We base our estimates and judgments on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions of future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. Significant estimates and assumptions by management include, among others, useful lives and impairment of long-lived assets, allowance for doubtful accounts, income taxes including the valuation allowance for deferred tax assets. While we believe that the estimates and assumptions used in the preparation of the financial statements are appropriate, actual results could differ from those estimates. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the financial statements in the period they are determined to be necessary.

Fair Value of Financial Instruments

For certain of our financial instruments, including cash and cash equivalents, accounts receivable, prepayments due from related parties, other current assets, accounts payable due to related parties, and accrued liabilities and other payables, the carrying amounts approximate their fair values due to the short maturities.

Foreign Currency Translation

The accompanying consolidated financial statements are presented in United States dollar (“$”), which is our reporting currency. The functional currency of China Customer Relations Centers, Inc. and CBPO is the United States dollar. The functional currency of our subsidiary and VIEs located in the PRC is the Renminbi (“RMB”). For the subsidiaries whose functional currencies are RMB, results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. The resulting translation adjustments are included in determining other comprehensive income. Transaction gains and losses are reflected in the consolidated statements of income.

Recent Accounting Pronouncements

In August 2015, the FASB issued ASU 2015-14,"Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date". The amendments in the ASU defer the effective date of ASU 201409 for all entities by one year. Public business entities, certain not-for-profit entities, and certain employee benefit plans should apply the guidance in ASU 201409 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is currently in the process of evaluating the impact of the adoption on its consolidated financial statements.

In September 2015, the FASB issued ASU 2015-16, "Business Combinations (Topic 805): Simplifying the Accounting for Measurement Period Adjustments". The amendments in ASU 201516 require that an acquirer recognize adjustments to estimated amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The amendments require that the acquirer record, in the same period's financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the estimated amounts, calculated as if the accounting had been completed at the acquisition date. The amendments also require an entity to present separately on the face of the income statement or disclose in the notes the portion of the amount recorded in current period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the estimated amounts had been recognized as of the acquisition date. The adoption of this standard is not expected to have a material impact on the Company's financial position and results of operations.

In November 2015, the FASB issued ASU 2015-17, "Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes". The amendments in ASU 201517 eliminates the current requirement for organizations to present deferred tax liabilities and assets as current and noncurrent in a classified balance sheet. Instead, organizations will be required to classify all deferred tax assets and liabilities as noncurrent. The amendments in this ASU are effective for public business entities for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. The amendments may be applied prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Company is currently in the process of evaluating the impact of the adoption on its consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01, "Financial Instruments Overall (Subtopic 82510): Recognition and Measurement of Financial Assets and Financial Liabilities". The amendments in ASU 201601,among other things, requires equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income; Requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes; Requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (i.e., securities or loans and receivables); Eliminates the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost. . The amendments in this ASU are effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The new guidance permits early adoption of the own credit provision. In addition, the new guidance permits early adoption of the provision that exempts private companies and not-for-profit organizations from having to disclose fair value information about financial instruments measured at amortized cost. The Company is currently in the process of evaluating the impact of the adoption on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)". Among other things, in the amendments in ASU 2016-02, lessees will be required to recognize the following for all leases (with the exception of short term leases) at the commencement date: A lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and A right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. Certain targeted improvements were made to align, where necessary, lessor accounting with the lessee accounting model and Topic 606, Revenue from Contracts with Customers. The amendments in this ASU are effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted for all public business entities and all nonpublic business entities upon issuance. Lessees (for capital and operating leases) and lessors (for sales type, direct financing, and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees and lessors may not apply a full retrospective transition approach. The Company is currently in the process of evaluating the impact of the adoption on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-08,"Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)". The amendments in this ASU are intended to improve the operability and understandability of the implementation guidance on principal versus agent considerations by amending certain existing illustrative examples and adding additional illustrative examples to assist in the application of the guidance. The effective date and transition of these amendments is the same as the effective date and transition of ASU 20140-9, "Revenue from Contracts with Customers (Topic 606)". Public entities should apply the amendments in ASU 2014-09 for annual reporting periods beginning after December 15, 2017, including interim reporting periods therein. The Company is currently in the process of evaluating the impact of the adoption on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, “Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting”. The amendments are effective for public companies for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Several aspects of the accounting for share-based payment award transactions are simplified, including: (a) income tax consequences; (b) classification of awards as either equity or liabilities; and (c) classification on the statement of cash flows. The Company is currently in the process of evaluating the impact of the adoption on its financial statements.

In April 2016, the FASB issued ASU 2016-10, “Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing”. The amendments add further guidance on identifying performance obligations and also to improve the operability and understandability of the licensing implementation guidance. The amendments do not change the core principle of the guidance in Topic 606. The effective date and transition requirements for the amendments are the same as the effective date and transition requirements in Topic 606. The Company is currently in the process of evaluating the impact of the adoption on its financial statements.

C.	Research and Development, Patent and Licenses, ect.

Please refer to Item 4B “Information on the Company—Business Overview—Research and Development” and “—Intellectual Property.”

D.	Trend Information.

Based on our experience and observations of the business in which we operate, we believe the following trends are likely to affect our industry and, as a result, our company, if they continue in the future.

●	We believe China’s major enterprises have begun to focus on BPO providers who can offer fully integrated revenue generation solutions to target new markets and improve revenue and profitability. We believe companies in various industries, including credit card, insurance and logistics enterprises, have been increasingly contacting BPO service providers for their services as a means to increase sales and profitability. In the past, companies of these types typically performed call center services internally. CCRC believes such companies are increasingly outsourcing these functions.

●	Having experienced success with outsourcing a portion of their business processes to capable third-party providers, Chinese companies are increasingly inclined to outsource a larger percentage of this work. We have observed this trend among our major customers, the provincial subsidiaries of China Mobile and China Telecom, who have increased outsourcing as a means of meeting internal goals of limiting growth in their own employment. We believe companies will continue to consolidate their business processes with third-party providers, such as Taiying, who are financially stable and able to invest in their business while also demonstrating the ability to cost-effectively meet their evolving needs.

●	There is increasing adoption of outsourcing across broader groups of industries. Early adopters of the BPO trend, such as the media and communications industries, are being joined by companies in other industries, including government, automobile, retail, logistics, media, financial services, IT and e-commerce. These companies are beginning to adopt outsourcing to improve their business processes and competitiveness. For example, we see increasing interest in our services from companies in the financial services industries, as evidenced by our recent clients, two of the largest five commercial banks in China. We believe the increasing adoption of outsourcing across broader groups of industries and the number of other industries that will adopt or increase their level of outsourcing will continue to grow, further enabling us to increase and diversify our revenue and client base.

●	As companies broaden their product offerings and seek to enter new geographic locations, we believe they will be looking for outsourcing providers that can provide speed-to-market while reducing their capital and operating risk. To achieve these benefits, companies are seeking BPO providers with an extensive operating history, an established geographic footprint, the financial strength to invest in innovations to deliver more strategic capabilities and the ability to scale and meet customer demands quickly. We believe we can quickly implement large, complex business processes around China in a short period of time while assuring a high-quality experience for their customers.

●	Our existing clients are large companies with diverse BPO needs, and we plan to continue our strategy of expanding the scale and scope of the services we provide for these large clients. As a full-service provider of voice services such as care, sales, and other back-office functions, we can provide numerous capabilities to our existing client base. We have experienced continued growth from our existing clients, with more services being demanded by our existing clients. We believe our organic growth in Taiying’s sales of service to existing clients is likely to continue for the near future.

●	While we have our Shandong contact center to cover the services demanded from the northern part of China and the Bohai Bay Economic Rim, we believe that our Chongqing, Hebei, Anhui, Guangxi, Xinjiang, Jiangxi and Jiangsu Province contact centers has allowed us to expand our geographic reach to other parts of China, particularly the southwest region and the Yangtze River Delta, covering a total of 18 provinces, 2 autonomous regions, and 4 directly-administered municipalities (Beijing, Shanghai, Tianjin, and Chongqing) in China, which have a total population of 1.13 billion. Given our strategic locations and our significant investment in standardized technology and processes, we believe that we can meet our clients’ speed-to-market demand of launching new products or entering new geographic locations.

●	While we continue to target the significant market opportunity still available in the telecommunications industry, we are focusing on reaching new clients in the financial service and internet commerce industry, which have a large share of the overall outsourced market. We have been actively marketing our services to a wider range of industries, including government, consumer products and logistics entities.

●	We believe that competition in the customer care call center BPO market is going to become more intense, and consolidation is going to prevail in the near future. It is possible that competition in the form of new competitors or alliances, joint ventures or consolidation among existing competitors may decrease our market share.

E.	Off-Balance Sheet Arrangements.

Under SEC regulations, we are required to disclose off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, such as changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. An off-balance sheet arrangement means a transaction, agreement or contractual arrangement to which any entity that is not consolidated with us is a party, under which we have:

●	any obligation under certain guarantee contracts,

●	any retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets,

●	any obligation under a contract that would be accounted for as a derivative instrument, except that it is both indexed to our stock and classified in shareholder equity in our statement of financial position, and

●	any obligation arising out of a material variable interest held by us in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to us, or engages in leasing, hedging or research and development services with us.

We do not have any off-balance sheet arrangements that we are required to disclose pursuant to these regulations. In the ordinary course of business, we enter into operating lease commitments, and other contractual obligations. These transactions are recognized in our financial statements in accordance with generally accepted accounting principles in the United States.

F.	Tabular Disclosure of Contractual Obligations.

We have certain potential commitments that include future estimated payments. Changes in our business needs, cancellation provisions, changing interest rates, and other factors may result in actual payments differing from the estimates. We cannot provide certainty regarding the timing and amounts of payments.

The following table summarizes our contractual obligations as of December 31, 2015, and the effect these obligations are expected to have on our liquidity and cash flows in future periods:

Contractual obligations	Total	1 year	2-3 years	3-5 years	5 years and thereafter
Operating leases	$4,280,007	$1,140,480	$1,529,653	$916,888	$692,986
Total	$4,280,007	$1,140,480	$1,529,653	$916,888	$692,986

G.	Safe Harbor.

See “Forward-Looking Statements.”

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management.

MANAGEMENT

The following table sets forth our executive officers and directors, their ages and the positions held by them:

Name	Age	Position	Appointed
Gary Wang(1) (2)	48	Chief Executive Officer, Chairman of the Board and Director	2014
David Wang(1) (2)	44	Chief Financial Officer, Director	2014
Guoan Xu(1) (2)	39	Vice President, Director	2014
Tianjun Zhang(1) (2) (5) (6) (7)	43	Director	2015
Weixin Wang(1) (3) (6) (7)	45	Director	2014
Jie Xu(1) (4) (5)	43	Director	2014
Owens Meng(1) (3) (5) (6) (7)	38	Director	2014

(1)	The individual’s business address is c/o Taiying, 1366 Zhongtianmen Dajie, Xinghuo Science and Technology Park, High-tech Zone, Taian City, Shandong Province, People’s Republic of China 271000.
(2)	Class III director whose term expires at the third succeeding annual meeting of shareholders.
(3)	Class II director whose term expires at the second succeeding annual meeting of shareholders.
(4)	Class I director whose term expires at the next annual meeting of shareholders.
(5)	Member of audit committee.
(6)	Member of compensation committee.
(7)	Member of nominating committee.

Gary Wang. Mr. Wang has served as the Chief Executive Officer and Chairman of CCRC since September 2014. Mr. Wang co-founded Taiying in 2007 and has served as Taiying’s Chief Executive Officer since December 2007. From 2004 through 2007, Mr. Wang was the Chief Executive Officer of Shandong Luk Information Technology Co. Ltd, a call center company based in Shandong Province. Mr. Wang received his MBA from the Hong Kong Polytechnic University, and a bachelor’s degree in finance from Shandong University of Finance. Mr. Wang was nominated as a director because he has 15 years of experience serving in executive positions at companies exclusively operating in the call center industry and has extensive knowledge, experience and relationships in China’s BPO industry.

David Wang. Mr. Wang has served as the Chief Financial Officer and Vice Chairman of CCRC since September 2014. Mr. Wang co-founded Taiying in 2007 and has served as Taiying’s Executive Vice President and Chief Financial Officer since April 2008. From January 2006 through March 2008, Mr. Wang served as Executive Vice President of Fountain Investments Limited, an investment advisory firm based in Shandong Province. From 2003 through 2005, Mr. Wang was Assistant to the President of Tianqin Securities Limited, a full-service investment banking and brokerage firm based in Shandong Province. Mr. Wang holds a bachelor’s degree in computer science from Shandong University, and is currently studying for the FMBA program at China Europe International Business School (CEIBS). Mr. Wang was nominated as a director because of his extensive operating and financial knowledge of the company as a long-term executive, which gives him detailed understanding of the complexities of our operations.

Guoan Xu. Mr. Xu has served as Vice President and Director of CCRC since September 2014. Mr. Xu has served as director and vice president of Taiying since 2014. Between 2008 and 2013, Mr. Xu served as a consultant and independent director of Taiying. Mr. Xu holds an associate bachelor’s degree in politics and public relations from Shandong University. Mr. Xu was nominated as a director because of his extensive operating and public relation experience.

Tianjun Zhang. Mr. Zhang has served as an independent director of CCRC since October 2015. Since February 2014, Mr. Zhang has been the vice president of Jinan Zhongwei Century Technology Co., Ltd. Between February 2011 and February 2014, Mr. Zhang was a director of Sinopec Ningxia Branch. Between November 2009 and February 2011, Mr. Zhang was a vice president of Star Media Tanzania Co., Ltd. Between December 2001 and November 2009, Mr. Zhang was the general manager of Shandong branch of CITIC Application Service Provider Co., Ltd. Mr. Zhang received both his MBA and bachelor degree in computer science from Shandong University. Mr. Zhang was nominated as a director because of his experience in management.

Weixin Wang. Mr. Wang has served as an independent director of CCRC since September 2014. Since 2013, Mr. Wang has been the vice chairman of Jiangsu Sailian Information Industry Research Institute. Between 2006 and 2013, Mr. Wang was the director of Software and Integrated Circuit Promotion Center within the Strategy Consulting Department of Ministry and Information Technology. Between 2004 and 2006, Mr. Wang was an associate researcher of China Institute of Science. Mr. Wang holds a doctorate degree in engineering from the China Academy of Agricultural Mechanization Sciences (CAAMS). Mr. Wang was nominated as a director because of his research and development experience in information and technology.

Jie Xu. Mr. Xu has served as an independent director of CCRC since September 2014. Since June 2015, Mr. Xu has been the Chief investment officer of Shandong Juneng Investment Co., Ltd, an affiliated company of Shandong State-Owned Assets Investment Holdings, Co., Ltd. Between September 2012 and May 2015, Mr. Xu was the general manager of the asset management department of Luzheng Futures Stock Co., Ltd. Between 2008 and 2012, Mr. Xu was the senior manager of Qilu Securities (Beijing) Asset Management Company, a division of Qilu Securities Co., Ltd., as full-service brokerage and investment banking firm. Between 2006 and 2007, Mr. Xu was an investment relation manager for Shandong Tianye Hengji Stock Company Limited. Between 2002 and 2006, Mr. Xu was assistant vice president of the securities investment department of General Investment Management co., Ltd. Mr. Xu holds a bachelor degree in finance from Shandong Economic University. Mr. Xu was nominated as a director because of his experience in capital markets and finance.

Owens Meng. Mr. Meng has served as an independent director of CCRC since September 2014. Since 2013, Mr. Meng has been the managing director of Beijing Songlin Xinya Financial Consultants, Ltd. Between 2007 and 2013, Mr. Meng served as chief representative of Sherb Consulting LLC Beijing Representative Office, and managing director of Sherb & Co, LLP, a mid-sized accounting firm which has audited more than 25 China-based, US publicly traded companies. Between 2003 and 2006, Mr. Meng worked as an audit manager for Grant Thornton Beijing. Mr. Meng is a member of China Institute of Certified Public Accountants (CICPA), and a Certified Internal Auditor (CIA) of the Institute of Internal Auditors. Mr. Meng holds a bachelor degree in accounting and economics from Beijing Technology and Business University. Mr. Meng was nominated as a director because of his experience in auditing, US GAAP and with United States compliance issues.

There are no family relations among any of our officers or directors. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

B.	Compensation.

Executive Compensation

Our compensation committee approves our salary and benefit policies. Before our initial public offering, our board of directors determined the compensation to be paid to our executive officers based on our financial and operating performance and prospects, and contributions made by the officers to our success. Each of the named officers are measured by a series of performance criteria by the board of directors, or the compensation committee on a yearly basis. Such criteria are set forth based on certain objective parameters such as job characteristics, required professionalism, management skills, interpersonal skills, related experience, personal performance and overall corporate performance.

In 2015, we paid an aggregate of approximately $633,052 U.S. dollars in cash as salaries bonuses and fees to our senior executives and officers named in this annual report. Other than salaries, fees and share incentives, we do not otherwise provide pension, retirement or similar benefits to our officers and directors.

Director Compensation

All directors hold office until the next annual meeting of shareholders at which their respective class of directors is re-elected and until their successors have been duly elected and qualified. There are no family relationships among our directors or executive officers. Officers are elected by and serve at the discretion of the Board of Directors. Employee directors do not receive any compensation for their services. Independent directors are entitled to receive $20,000 per year for serving as directors and may receive stock, option or other equity-based incentives to our directors for their service. We did not pay our independent directors in 2015, as our initial public offering did not close until December 18, 2015. The following table presents information regarding the compensation of our independent directors for fiscal 2015. Compensation for our Chief Executive Officer, Gary Wang, Chief Financial Officer, David Wang and Guoan Xu are Vice President is reflected above in the Summary Compensation Table rather than below.

Summary Director Compensation Table FY 2015

Name	Director fees earned or paid in cash	Other Compensation	Total ($)
Weixin Wang	$0	$0	$0
Jie Xu	0	0	0
Tianjun Zhang	0	0	0
Owens Meng	0	0	0

C.	Board Practices.

See information provided in response to Item 6.A. above as to the current directors.

Composition of Board

Our board of directors currently consists of seven directors. There are no family relationships between any of our executive officers and directors.

The directors are divided into three classes, as nearly equal in number as the then total number of directors permits. Class I directors shall face re-election at our annual general meeting of shareholders in 2016 and every three years thereafter. Class II directors shall face re-election at our annual general meeting of shareholders in 2017 and every three years thereafter. Class III directors shall face re-election at our annual general meeting of shareholders in 2018 and every three years thereafter.

If the number of directors changes, any increase or decrease will be apportioned among the classes so as to maintain the number of directors in each class as nearly as possible. Any additional director of a class elected to fill a vacancy resulting from an increase in such class will hold office for a term that coincides with the remaining term of that class. Decreases in the number of directors will not shorten the term of any incumbent director. These board provisions could make it more difficult for third parties to gain control of our company by making it difficult to replace members of the Board of Directors.

A director may vote in respect of any contract or transaction in which he is interested, provided, however that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote on that matter. A general notice or disclosure to the directors or otherwise contained in the minutes of a meeting or a written resolution of the directors or any committee thereof of the nature of a director’s interest shall be sufficient disclosure and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may be counted for a quorum upon a motion in respect of any contract or arrangement which he shall make with our company, or in which he is so interested and may vote on such motion.

There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting.

The Board of Directors maintains a majority of independent directors who are deemed to be independent under the definition of independence provided by NASDAQ Stock Market Rule 4200(a)(15). Messrs. Weixin Wang, Jie Xu, Tianjun Zhang and Owens Meng are our independent directors.

There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Our Board of Directors plays a significant role in our risk oversight. The Board of Directors makes all relevant company decisions. As such, it is important for us to have both our Chief Executive Officer and Chief Financial Officer serve on the Board as they play key roles in the risk oversight or the company. As a smaller reporting company with a small board of directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

Board Committees

Currently, three committees have been established under the board: the audit committee, the compensation committee and the nominating committee. The audit committee is responsible for overseeing the accounting and financial reporting processes of our company and audits of the financial statements of our company, including the appointment, compensation and oversight of the work of our independent auditors. The compensation committee of the board of directors reviews and makes recommendations to the board regarding our compensation policies for our officers and all forms of compensation, and also administers our incentive compensation plans and equity-based plans (but our board retains the authority to interpret those plans). The nominating committee of the board of directors is responsible for the assessment of the performance of the board, considering and making recommendations to the board with respect to the nominations or elections of directors and other governance issues. The nominating committee considers diversity of opinion and experience when nominating directors.

Tianjun Zhang and Owens Meng serve on all three committees. Weixin Wang serves on the nominating and compensation committees. Jie Xu serves on the audit committee. At this time, Weixin Wang chairs the nominating committee; Owens Meng chairs the audit committee; and Tianjun Zhang chairs the compensation committee. Owens Meng qualifies as an “audit committee financial expert” as that term is defined by the applicable SEC regulations and Nasdaq Capital Market corporate governance requirements.

Duties of Directors

Under British Virgin Islands law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. We have the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

●	appointing officers and determining the term of office of the officers;

●	authorizing the payment of donations to religious, charitable, public or other bodies, clubs, funds or associations as deemed advisable;

●	exercising the borrowing powers of the company and mortgaging the property of the company;

●	executing checks, promissory notes and other negotiable instruments on behalf of the company; and

●	maintaining or registering a register of mortgages, charges or other encumbrances of the company.

Interested Transactions

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the board or otherwise contained in the minutes of a meeting or a written resolution of the board or any committee of the board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.

Remuneration and Borrowing

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid for all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors.

Our board of directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Qualification

A director is not required to hold shares as a qualification to office.

Limitation on Liability and Other Indemnification Matters

Under British Virgin Islands law, each of our directors and officers, in performing his or her functions, is required to act honestly and in good faith with a view to our best interests and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. British Virgin Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Under our memorandum and articles of association, we may indemnify our directors, officers and liquidators against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with civil, criminal, administrative or investigative proceedings to which they are party or are threatened to be made a party by reason of their acting as our director, officer or liquidator. To be entitled to indemnification, these persons must have acted honestly and in good faith with a view to the best interest of the company and, in the case of criminal proceedings, they must have had no reasonable cause to believe their conduct was unlawful. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. These provisions will not limit the liability of directors under United States federal securities laws.

We may indemnify any of our directors or anyone serving at our request as a director of another entity against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings. We may only indemnify a director if he or she acted honestly and in good faith with the view to our best interests and, in the case of criminal proceedings, the director had no reasonable cause to believe that his or her conduct was unlawful. The decision of our board of directors as to whether the director acted honestly and in good faith with a view to our best interests and as to whether the director had no reasonable cause to believe that his or her conduct was unlawful, is in the absence of fraud sufficient for the purposes of indemnification, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entry of no plea does not, by itself, create a presumption that a director did not act honestly and in good faith and with a view to our best interests or that the director had reasonable cause to believe that his or her conduct was unlawful. If a director to be indemnified has been successful in defense of any proceedings referred to above, the director is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the director or officer in connection with the proceedings.

We may purchase and maintain insurance in relation to any of our directors or officers against any liability asserted against the directors or officers and incurred by the directors or officers in that capacity, whether or not we have or would have had the power to indemnify the directors or officers against the liability as provided in our memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors or officers under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

D.	Employees.

Our Employees

As of December 31, 2015, we had approximately 5,543 full-time employees and approximately 2,256 part-time employees and interns. Our senior management and many of our employees have had prior experience in the call center industry.

We devote significant resources to recruiting and training our call center associates. We target and select high-caliber employees through a rigorous screening and testing process. After we hire an employee, we make significant investments in foundation training, client-specific training and ongoing instruction and coaching. We emphasize small teams, which facilitates significant time for evaluation and coaching of our customer service associates by our team leaders and quality personnel.

Our culture is metric-driven and performance-based. We employ a scorecard system for substantially all of our employees that define specific goals to provide clarity of purpose and to enable objective weekly, monthly and quarterly performance evaluations. We believe that this system, which is linked with a compensation structure that is heavily weighted with performance-based incentives, helps our managers identify and coach low performers, reward high performers and ultimately achieve high levels of quality for our clients.

Most of our senior management and technical employees are well-educated Chinese professionals with substantial experience in call center management and call center system integration and application software development. We believe that attracting and retaining highly experienced call center associates and sales and marketing personnel is a key to our success. In addition, we believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations. Our employees are not represented through any collective bargaining agreements or by labor unions.

Employment Agreements

Under Chinese law, we may only terminate employment agreements without cause and without penalty by providing notice of non-renewal one month prior to the date on which the employment agreement is scheduled to expire. If we fail to provide this notice or if we wish to terminate an employment agreement in the absence of cause, then we are obligated to pay the employee one month’s salary for each year we have employed the employee. We are, however, permitted to terminate an employee for cause without penalty to our company, where the employee has committed a crime or the employee’s actions or inactions have resulted in a material adverse effect to us.

Our employment agreements with our executive officers generally provide for a term of three (3) years, provided that either party may terminate the agreement on sixty (60) days notice and a salary to be paid monthly. The agreements also provide that the executive officers are to work an average of forty (40) hours per week and are entitled to all legal holidays as well as other paid leave in accordance with PRC laws and regulations and our internal work policies. Under such agreements, our executive officers can be terminated for cause without further compensation. The employment agreements also provide that we will pay for all mandatory social security programs for our executive officers in accordance with PRC regulations. During the agreement and for one (1) year afterward, our executive officers are required to keep trade secrets confidential.

The contracts that we have entered into with executive officers include the following:

Gary Wang

We entered into an employment agreement with Mr. Wang, through Taiying, effective September 3, 2014, providing for Mr. Wang to serve as our Chief Executive Officer. Under the terms of Mr. Wang’s employment agreement, Mr. Wang is, among other matters, to take overall responsibility for the operational management and financial management of us in compliance with all applicable laws and devote a minimum of forty hours per week to our business and affairs and in return will be entitled to the following:

●	Annual compensation of $116,964; and

●	Reimbursement of reasonable expenses.

Mr. Wang’s employment agreement is for an initial term of thirty-six months, renewable for an additional twenty-four months unless either party terminates it in writing at least sixty days before the expiration of the initial term.

Additionally, Mr. Wang’s employment agreement provides for confidentiality and nondisclosure provisions, whereby Mr. Wang is required to keep trade secrets confidential during the course of his employment and for a period of thirty-six months following the termination of his employment. His employment contract also contains a non-compete clause for a duration of twenty-four months following his employment.

David Wang

We entered into an employment agreement with Mr. Wang, through Taiying, effective September 3, 2014, providing for Mr. Wang to serve as our Chief Financial Officer. Under the terms of Mr. Wang’s employment agreement, Mr. Wang is, among other matters, to oversee all financial and operational controls and metrics within the organization in accordance with industry rules and devote a minimum of forty hours per week to our business and affairs and in return will be entitled to the following:

●	Annual compensation of $77,983; and

●	Reimbursement of reasonable expenses.

Mr. Wang’s employment agreement is for an initial term of thirty-six months, renewable for an additional twenty-four months unless either party terminates it in writing at least sixty days before the expiration of the initial term.

Additionally, Mr. Wang’s employment agreement provides for confidentiality and nondisclosure provisions, whereby Mr. Wang is required to keep trade secrets confidential during the course of his employment and for a period of thirty-six months following the termination of his employment. His employment contract also contains a non-compete clause for a duration of twenty-four months following his employment.

Guoan Xu

We entered into an employment agreement with Mr. Xu, through Taiying, effective September 3, 2014, providing for Mr. Xu to serve as our Vice President. Under the terms of Mr. Xu’s employment agreement, Mr. Xu is, among other matters, to take respective responsibility for the operation and management of us in accordance with industry rules and devote a minimum of forty hours per week to our business and affairs and in return will be entitled to the following:

●	Annual compensation of $77,983; and

●	Reimbursement of reasonable expenses.

Mr. Xu’s employment agreement is for an initial term of thirty-six months, renewable for an additional twenty-four months unless either party terminates it in writing at least sixty days before the expiration of the initial term.

Additionally, Mr. Xu’s employment agreement provides for confidentiality and nondisclosure provisions, whereby Mr. Xu is required to keep trade secrets confidential during the course of his employment and for a period of thirty-six months following the termination of his employment. His employment contract also contains a non-compete clause for a duration of twenty-four months following his employment.

E.	Share Ownership.

The following tables set forth certain information with respect to the beneficial ownership of our common shares as of April 28, 2016, for:

●	each of our directors and named executive officers; and

●	all of our directors and executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power or the power to receive the economic benefit with respect to all common shares that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 18,329,600 common shares outstanding at April 28, 2016. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o China Customer Relations Centers, Inc., 1366 Zhongtianmen Dajie, Xinghuo Science and Technology Park, High-tech Zone, Taian City, Shandong Province, People’s Republic of China 271000.

	Beneficial Ownership (1)
Name of Beneficial Owner	Common Shares	Percentage
Gary Wang (2) (5)	3,958,763	21.7%
David Wang (3) (5)	1,069,936	5.8%
Guoan Xu (4) (5)	122,400	*
Weixin Wang (5)	0	0
Jie Xu (5)	0	0
Tianjun Zhang(5)	0	0
Owens Meng (5)	0	0
All directors and executive officers as a group	5,151,099	28.1%

*	Less than 1%.
(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common shares or the power to receive the economic benefit of the common shares.
(2)	Chairman and Chief Executive Officer
(3)	Chief Financial Officer
(4)	Vice President
(5)	Director

Share Option Pool

We intend to establish a pool for share options for our employees. This pool will contain options to purchase our common shares equal to ten percent (10%) of the number of common shares. Currently, this pool will contain options to purchase up to 1,832,960 of our common shares subject to outstanding share options.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders.

The following tables set forth certain information with respect to the beneficial ownership of our common shares as of April 28, 2016, for:

●	each stockholder known by us to be the beneficial owner of more than 5% of our outstanding common shares.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power or the power to receive the economic benefit with respect to all common shares that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 18,329,600 common shares outstanding at April 28, 2016. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o China Customer Relations Centers, Inc., 1366 Zhongtianmen Dajie, Xinghuo Science and Technology Park, High-tech Zone, Taian City, Shandong Province, People’s Republic of China 271000.

	Beneficial Ownership (1)
Name of Beneficial Owner	Common Shares	Percentage
Qingmao Zhang	1,224,000	6.7%
Qiaolin Wang	979,200	5.3%
Jishan Sun (3)	764,240	4.2%
Telecare Global Services Limited (2)(3)	764,240	4.2%
5% or greater beneficial owners as a group	3,731,680	20.36%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common shares or the power to receive the economic benefit of the common shares.
(2)	Represents 764,240 shares directly held by Telecare Global Services Limited, a British Virgin Islands limited liability company controlled by Mr. Jishan Sun. Mr. Sun holds voting and investment power over the shares held.
(3)	Mr. Jishan Sun and Telecare Global Services Limited each hold less than 5% of the common shares, but due to Mr. Sun’s control of Telecare, the common shares of each are considered in the aggregate making them principal shareholders. Mr. Sun holds voting and investment power over the shares held.

B.	Related Party Transactions.

Related parties with whom we have conducted business consist of the following:

Name of Related Party	Nature of Relationship
David Wang	Shareholder, Director and Chief Financial Officer

Guoan Xu	Shareholder, Director and Vice President

Limin Gao	Manager of Taiying

Gary Wang	Principal Shareholder, Director, Chief Executive Officer and Chairman of the Board

Qiaolin Wang	Shareholder, Manager of Shandong Central BPO Industry Co., Ltd.

Yongjie Yang	Wife of Gary Wang

Qingmao Zhang	Principal Shareholder

Chunmei Sun	Wife of David Wang

Beijing Taiying Anrui Holding Co., Ltd. (“Beijing Taiying”)	Sole Shareholder of Taiying

Shandong Luk Information Technology Co., Ltd.	Controlled by the brother of Gary Wang

Chongqing Ruixuan Technology Co., Ltd.	Controlled by Beijing Taiying

Chongqing Shenggu Human Resources Co., Ltd.	Controlled by Beijing Taiying

Chongqing Shenggu Investment Co., Ltd.	Controlled by Beijing Taiying

Chongqing Shenggu Construction Co., Ltd.	Controlled by Beijing Taiying

Shandong Shenggu Investment Co., Ltd.	Controlled by Beijing Taiying

Northern Shenggu Call Center Training School	Controlled by Beijing Taiying

Yantai Shenggu Human Resources Management Co., Ltd.	Controlled by Beijing Taiying

Chongqing Yongchuan Shenggu Training School	Controlled by Beijing Taiying

Beijing Shenggu Investment Co., Ltd.	Controlled by Beijing Taiying

Revenues from related party. We are the subcontractor of Shandong Luk Information Technology Co., Ltd. (“Shandong Luk”), a related party which is controlled by the brother of Gary Wang. For the years ended December 31, 2015, 2014 and 2013, the company generated related party revenues from Shandong Luk in the amount of $0, $11,407 and $520,869, respectively. The related party accounts receivable with Shandong Luk amounted to $353,513 and $373,339 as of December 31, 2015 and 2014, respectively.

Services provided by related party. The Company also subcontracted projects to the related party, Shandong Luk, and the related party provided services for amounts of $892,595, $718,756 and $0 for the years ended December 31, 2015, 2014 and 2013, respectively, which was recorded in cost of revenues. Out of the services provided, both parties agreed to use $26,830 and $426,434 to settle part of the balances that Shandong Luk owed to the Company as of December 31, 2015 and 2014, respectively.

Amounts due from related parties. Amounts due from related parties consist of the following:

Name of Related Party	As of December 31, 2015	Largest Principal Amount for 2015	As of December 31, 2014	Largest Principal Amount for 2014	As of December 31, 2013	Largest Principal Amount for 2013
David Wang	$—	$4,214	$—	$54,831	$55,151	$198,032
Qiaolin Wang	—	2,791	2,948	2,948	—	—
Limin Gao	—	753	437	3,765	—	5,932
Guoan Xu	—	2,293	—	14,390	10,622	590,530
Gary Wang	—	—	—	5,185	305	585,915
Qingmao Zhang	—	—	—	523	—	—
Chunmei Sun	—	74,423	76,485	76,485	—	—
Beijing Taiying	15,406	539,387	—	—	—	—
Shandong Luk	448,339	475,168	354,095	918,350	750,226	2,585,485
Chongqing Ruixuan Technology Co., Ltd.	—	28,138	29,717	29,717	29,890	61,778
Chongqing Shenggu Human Resources Co., Ltd.	211,878	520,011	223,761	370,198	111,692	176,561
Chongqing Shenggu Investment Co., Ltd.	—	616	651	651	327	327
Chongqing Shenggu Construction Co., Ltd.	—	2,503	2,644	2,644	327	327
Shandong Shenggu Investment Co., Ltd.	—	2,311	2,441	5,875	2,625	2,625
Yantai Shenggu Human Resources Management Co., Ltd.	—	—	—	401	—	—
Nortern Shenggu Call Center Training School	—	62	65	65	65	65
Chongqing Yongchuan Shenggu Training School	—	94,709	70,733	70,733	—	—
	$675,623	$1,747,379	$763,977	$1,556,761	$961,230	$4,207,577

The amounts owed to our company by related party companies and Chunmei Sun represented non-secured short-term loans obtained from us, which bore no interest and were due on demand. The amounts owed to our company by other individuals represented advances to our management members for business travel, and business development expenses. Those cash advances to the related parties were interest free and non-secured. As of July 31, 2015 all amounts owed to our company from the related parties (companies and individuals) loans have been repaid in full except the Beijing Taiying, Shandong Luk and Chongqing Shenggu Human Resources Co, Ltd. transactions, which are for business purposes.

Amounts due to related parties. Amounts due to related parties consist of the following:

Name of Related Party	As of December 31, 2015	Largest Principal Amount for 2015	As of December 31, 2014	Largest Principal Amount for 2014	As of December 31, 2013	Largest Principal Amount for 2013
Limin Gao	$—	$—	$—	$1,655	$382	$381
Guoan Xu	—	2,271	2,422	3,634	—	—
Gary Wang	—	3,058	—	3,160	—	1,637
Yongjie Yang	—	—	—	—	—	—
Qingmao Zhang	—	—	—	374	374	374
Chunmei Sun (1)	—	—	—	389,847	392,118	392,118
Chongqing Shenggu Investment Co., Ltd.	—	—	—	1,919,948	1,931,134	1,931,134
Chongqing Shenggu Construction Co., Ltd.	—	—	—	1,301,660	1,309,243	1,309,243
Shandong Shenggu Investment Co., Ltd.	—	—	—	—	—	8,183
Chongqing Ruixuan Technology Co., Ltd.	—	—	—	—	—	517,583
Northern Shenggu Call Center Training School	—	—	—	79,727	80,191	80,191
Yantai Shenggu Human Resources Management Co., Ltd.	—	10,785	—	79,401	79,667	79,667
Chongqing Yongchuan Shenggu Training School	—	—	—	49,127	21,592	31,095
	$—	$16,114	$2,422	$3,828,533	$3,814,701	$4,351,606

(1)	In 2014, we decided to pay Chunmei Sun the interest at an annual rate of 15% since the starting date of the loan. The loan used to bear no interest before 2014. The interest expense recorded for the related party loan amounted to $108,264 and zero for the years ended December 31, 2014 and 2013, respectively. This loan was fully repaid in 2014.

Amounts owed represent expenses paid by the related parties on behalf of our company and non-secured, due on demand loans. Except the loan from Chunmei Sun mentioned above, all other loans obtained from the related parties bear no interest.

Contractual Arrangements with Taiying and its Sole Shareholder

We operate our business in China through a series of contractual arrangements with Taiying and its sole shareholder, which is controlled by Gary Wang, our Chief Executive Officer and Chairman, and other related parties. For a description of these contractual arrangements see “Organizational Structure—Control Agreements.”

C.	Interests of experts and counsel.

Not applicable for annual reports on Form 20-F.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information.

See information provided in response to Item 18 below.

Legal and Administrative Proceedings

We are currently not a party to any material legal or administrative proceedings and are not aware of any pending or threatened material legal or administrative proceedings against us. We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business.

Dividend Policy

The holders of shares of our common shares are entitled to dividends out of funds legally available when and as declared by our board of directors. Our board of directors has never declared a dividend and does not anticipate declaring a dividend in the foreseeable future. Should we decide in the future to pay dividends, as a holding company, our ability to do so and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiary and other holdings and investments. In addition, the Operating Companies may, from time to time, be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions. In the event of our liquidation, dissolution or winding up, holders of our common shares are entitled to receive, ratably, the net assets available to shareholders after payment of all creditors.

B.	Significant Changes.

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. The Offer and Listing

A.	Offer and listing details.

Our common shares have been listed on the NASDAQ Capital Market since December 21, 2015 under the symbol “CCRC.” The table below shows, for the periods indicated, the high and low market prices for our shares.

	Price per share of common shares:
	High	Low
Annual highs and lows
Fiscal year 2015 (from December 21, 2015)	$11.99	$4.39

Quarterly highs and lows
Fourth quarter 2015 (from December 21, 2015)	$11.99	$4.39
First quarter 2016	$10.80	$5.65
Second quarter 2016 (through April 28, 2016)	$11.89	$8.85

Monthly highs and lows
December 2015 (from December 21, 2015)	$11.99	$4.39
January 2016	$9.10	$5.65
February 2016	$10.80	$7.15
March 2016	$10.75	$8.19
April 2016 (through April 28, 2016)	$11.89	$8.85

B.	Plan of distribution.

Not applicable for annual reports on Form 20-F.

C.	Markets.

Our common shares are listed on the NASDAQ Capital Market under the symbol “CCRC.”

D.	Selling shareholders.

Not applicable for annual reports on Form 20-F.

E.	Dilution.

Not applicable for annual reports on Form 20-F.

F.	Expense and issue.

Not applicable for annual reports on Form 20-F.

Item 10. Additional Information

A.	Share Capital.

Not applicable for annual reports on Form 20-F.

B.	Memorandum and Articles of Association.

We incorporate by reference the description of our Memorandum and Articles of Association, as currently in effect in the British Virgin Islands, set forth in our registration statement on Form F-1, declared effective on December 9, 2015 (File No. 333-199306).

C.	Material Contracts.

Other than described elsewhere in this annual report, we did not have any other material contracts.

D.	Exchange Controls.

Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations (1996), as amended on August 5, 2008, the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996) and the Interim Measures on Administration on Foreign Debts (2003). Under these regulations, Renminbi are freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for most capital account items, such as direct investment, loans, repatriation of investment and investment in securities outside China, unless the prior approval of SAFE or its local counterparts is obtained. In addition, any loans to an operating subsidiary in China that is a foreign invested enterprise, cannot, in the aggregate, exceed the difference between its respective approved total investment amount and its respective approved registered capital amount. Furthermore, any foreign loan must be registered with SAFE or its local counterparts for the loan to be effective. Any increase in the amount of the total investment and registered capital must be approved by the PRC Ministry of Commerce or its local counterpart. We may not be able to obtain these government approvals or registrations on a timely basis, if at all, which could result in a delay in the process of making these loans.

The dividends paid by the subsidiary to its shareholder are deemed shareholder income and are taxable in China. Pursuant to the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), foreign-invested enterprises in China may purchase or remit foreign exchange, subject to a cap approved by SAFE, for settlement of current account transactions without the approval of SAFE. Foreign exchange transactions under the capital account are still subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities.

Circular 37

On July 4, 2014, SAFE issued Circular 37, which became effective as of July 4, 2014. According to Circular 37, PRC residents shall apply to SAFE and its branches for going through the procedures for foreign exchange registration of overseas investments before contributing the domestic assets or interests to a SPV. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required if the registered overseas SPV’s basic information such as domestic individual resident shareholder, name, operating period, or major events such as domestic individual resident capital increase, capital reduction, share transfer or exchange, merger or division has changed. Although the change of overseas funds raised by overseas SPV, overseas investment exercised by overseas SPV and non-cross-border capital flow are not included in Circular 37, we may be required to make foreign exchange registration if required by SAFE and its branches.

Moreover, Circular 37 applies retroactively. As a result, PRC residents who have contributed domestic assets or interests to a SPV, but failed to complete foreign exchange registration of overseas investments as required prior to implementation of Circular 37, are required to send a letter to SAFE and its branches for explanation. Under the relevant rules, failure to comply with the registration procedures set forth in Circular 37 may result in receiving a warning from SAFE and its branches, and may result in a fine of up to RMB 300,000 for an organization or up to RMB 50,000 for an individual. In the event of failing to register, if capital outflow occurred, a fine up to 30% of the illegal amount may be assessed.

PRC residents who control our company are required to register with SAFE in connection with their investments in us. If we use our equity interest to purchase the assets or equity interest of a PRC company owned by PRC residents in the future, such PRC residents will be subject to the registration procedures described in Circular 37.

Regulations on Offshore Parent Holding Companies’ Direct Investment in and Loans to Their PRC Subsidiaries

An offshore company may invest equity in a PRC company, which will become the PRC subsidiary of the offshore holding company after investment. Such equity investment is subject to a series of laws and regulations generally applicable to any foreign-invested enterprise in China, which include the Wholly Foreign Owned Enterprise Law, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Contractual Joint Venture Enterprise Law, all as amended from time to time, and their respective implementing rules; the Administrative Provisions on Foreign Exchange in Domestic Direct Investment by Foreign Investors; and the Notice of the State Administration on Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment.

Under the aforesaid laws and regulations, the increase of the registered capital of a foreign-invested enterprise is subject to the prior approval by the original approval authority of its establishment. In addition, the increase of registered capital and total investment amount shall both be registered with SAIC and SAFE.

Shareholder loans made by offshore parent holding companies to their PRC subsidiaries are regarded as foreign debts in China for regulatory purpose, which is subject to a number of PRC laws and regulations, including the PRC Foreign Exchange Administration Regulations, the Interim Measures on Administration on Foreign Debts, the Tentative Provisions on the Statistics Monitoring of Foreign Debts and its implementation rules, and the Administration Rules on the Settlement, Sale and Payment of Foreign Exchange.

Under these regulations, the shareholder loans made by offshore parent holding companies to their PRC subsidiaries shall be registered with SAFE. Furthermore, the total amount of foreign debts that can be borrowed by such PRC subsidiaries, including any shareholder loans, shall not exceed the difference between the total investment amount and the registered capital amount of the PRC subsidiaries, both of which are subject to the governmental approval.

Proposed China Foreign Investment Law

The content of the Draft FIL marks a move by MOFCOM to alter its regulation on foreign investment and streamline the current regulatory framework. Among other proposals, the Draft FIL provides that a domestic enterprise established in the PRC that is “controlled” by a foreign investor will be deemed to be a foreign invested enterprise, even if the domestic enterprise is directly owned by Chinese shareholders. This means that if MOFCOM finds that a Chinese entity—which operates in a restricted or prohibited area—is effectively “controlled” by a foreign entity through a VIE structure, then it may treat the VIE structure as a foreign direct investment and, therefore, subject it to the additional regulations.

The National People’s Congress (“NPC”) has not yet provided a clear legislative timeline for the Draft FIL. Therefore, it may take some time before the Draft FIL is finally promulgated. Until then, the Draft FIL could be substantially amended as other relevant regulators such as the National Development and Reform Commission and the State Administration of Industry and Commerce may intervene in the drafting. It remains to be seen how much of the Draft FIL will be preserved or changed and implemented before it is submitted to the National People’s Congress (NPC), for final approval. Therefore, without knowledge of the final content of the Draft FIL before it becomes law, there is uncertainty of the potential impact of the Draft FIL on our VIE structure.

Regulation of Dividend Distribution

The principal regulations governing the distribution of dividends by foreign holding companies include the Company Law of the PRC (1993), as amended in 2013, the Foreign Investment Enterprise Law (1986), as amended in 2000, and the Administrative Rules under the Foreign Investment Enterprise Law (2001), as amended in 2014.

Under these regulations, wholly foreign-owned investment enterprises in China may pay dividends only out of their retained profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned investment enterprises in China are required to allocate at least 10% of their respective retained profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends, and a wholly foreign-owned enterprise is not permitted to distribute any profits until losses from prior fiscal years have been offset.

E.	Taxation.

The following sets forth the material British Virgin Islands, Chinese and U.S. federal income tax matters related to an investment in our common shares. It is directed to U.S. Holders (as defined below) of our common shares and is based on laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This description does not deal with all possible tax consequences relating to an investment in our common shares, such as the tax consequences under state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold common shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of shares and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

WE URGE POTENTIAL PURCHASERS OF OUR SHARES TO CONSULT THEIR OWN TAX
ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX
CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR SHARES.

PRC Enterprise Income Tax

According to the Enterprise Income Tax Law of PRC (the “EIT Law”), which was promulgated on March 16, 2007 and became effective on January 1, 2008, the income tax for both domestic and foreign-invested enterprises is at a uniform rate of 25%, unless they qualify for certain exceptions. The Regulation on the Implementation of Enterprise Income Tax Law of the PRC (the “EIT Rules”) was promulgated on December 6, 2007 and became effective on January 1, 2008.

On April 14, 2008, the Chinese Ministry of Science and Technology, Ministry of Finance and State Administration of Taxation enacted the Administrative Measures for Certifying High and New Technology Enterprises, which retroactively became effective on January 1, 2008. Under the EIT Law, certain qualified high-tech companies may benefit from a preferential tax rate of 15% if they own their core intellectual properties and are classified into certain industries strongly supported by the Chinese government and set forth by certain departments of the Chinese State Council. Taiying was granted the high and new technology enterprise (“HNTE”) qualification valid for three years starting from June 12, 2009 and successfully renewed the qualification in 2012 and 2015, which is valid through December 10, 2018. There can be no assurance, however, that Taiying and its subsidiaries will continue to meet the qualifications for such a reduced tax rate. In addition, there can be no guaranty that relevant governmental authorities will not revoke Taiying’s “high and new technology enterprise” status in the future.

Uncertainties exist with respect to how the EIT Law applies to the tax residence status of CCRC and our offshore subsidiaries. Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise”, which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise, the only official guidance for this definition currently available is set forth in Circular 82 issued by the State Administration of Taxation, at April 22, 2009 which provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following criteria are satisfied:

●	the place where the senior management and core management departments that are in charge of its daily operations perform their duties is mainly located in the PRC;

●	its financial and human resources decisions are made by or are subject to approval by persons or bodies in the PRC;

●	its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and

●	more than half of the enterprise’s directors or senior management with voting rights frequently reside in the PRC.

We do not believe that we meet the conditions outlined in the preceding paragraph since CCRC does not have a PRC enterprise or enterprise group as our primary controlling shareholder. In addition, we are not aware of any offshore holding companies with a corporate structure similar to the Company that has been deemed a PRC “resident enterprise” by the PRC tax authorities.

If we are deemed a PRC resident enterprise, we may be subject to the EIT at the rate of 25% on our global income, except that the dividends we receive from our PRC subsidiaries may be exempt from the EIT to the extent such dividends are deemed dividends among qualified resident enterprises. If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiaries, a 25% EIT on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

PRC Business Tax and VAT

Pursuant to applicable PRC tax regulations, any entity or individual conducting business in the value-added telecommunication service industry used to be generally required to pay a business tax at the rate of 3% on the revenues generated from providing such services. However, beginning on June 1, 2014, a value-added tax has generally been imposed to replace the business tax in value-added telecommunications services. Pursuant to the Provisional Regulations on Value-added Tax of the PRC last amended on November 5, 2008 and became effective from January 1, 2009 and its EIT Rules, all entities or individuals in the PRC engaging in the sale of goods, the provision of processing services, repairs and replacement services, and the importation of goods are required to pay VAT. The amount of VAT payable is calculated as “output VAT” minus “input VAT”. According to Circular of the Ministry of Finance and the State Administration of Taxation on the Inclusion of Telecommunications Industry in the Pilot Collection of Value-added Tax in Lieu of Business Tax (“Circular 43”) promulgated at April 29, 2014, the rate of VAT is 6% for value-added telecommunications services.

People’s Republic of China Taxation

Under the EIT law and EIT Rules, both of which became effective on January 1, 2008, the income tax for both domestic and foreign-invested enterprises is at a uniform rate of 25%, unless they qualify for certain exceptions. On April 14, 2008, the Chinese Ministry of Science and Technology, Ministry of Finance and State Administration of Taxation enacted the Administrative Measures for Certifying High and New Technology Enterprises, which retroactively became effective on January 1, 2008 provide that certain qualified high-tech companies may benefit from a preferential tax rate of 15% if they own their core intellectual properties and are classified into certain industries strongly supported by the Chinese government and set forth by certain departments of the Chinese State Council. Taiying was granted the HNTE qualification valid for three years starting from June 12, 2009 and successfully renewed the qualification in 2012 and 2015, which is valid through December 10, 2018. There can be no assurance, however, that Taiying and its subsidiaries will continue to meet the qualifications for such a reduced tax rate. In addition, there can be no guaranty that relevant governmental authorities will not revoke Taiying’s “high and new technology enterprise” status in the future.

We are a holding company incorporated in the British Virgin Islands and we gain substantial income by way of dividends from our PRC subsidiaries. The EIT Law and Rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC Subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has tax treaty with China that provides for a different withholding arrangement.

British Virgin Islands Taxation

Under the BVI Act as currently in effect, a holder of common shares who is not a resident of the British Virgin Islands is exempt from British Virgin Islands income tax on dividends paid with respect to the common shares and all holders of common shares are not liable to the British Virgin Islands for income tax on gains realized during that year on sale or disposal of such shares. The British Virgin Islands does not impose a withholding tax on dividends paid by a company incorporated or re-registered under the BVI Act.

There are no capital gains, gift or inheritance taxes levied by the British Virgin Islands on companies incorporated or re-registered under the BVI Act. In addition, shares of companies incorporated or re-registered under the BVI Act are not subject to transfer taxes, stamp duties or similar charges.

There is no income tax treaty or convention currently in effect between the United States and the British Virgin Islands or between China and the British Virgin Islands.

United States Federal Income Taxation

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	a dealer in securities or currencies;

●	a person whose “functional currency” is not the United States dollar;

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to mark-to-market;

●	U.S. expatriates;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our common shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting shares;

●	persons who acquired our common shares pursuant to the exercise of any employee share option or otherwise as consideration; or

●	persons holding our common shares through partnerships or other pass-through entities.

Prospective purchasers are urged to consult their tax advisors about the application of the U.S. Federal tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our common shares.

Taxation of Dividends and Other Distributions on our Common Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the common shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the common shares are readily tradable on an established securities market in the United States, or in the event we are deemed to be a PRC “resident enterprise” under the PRC tax law, we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, common shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NASDAQ Capital Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our common shares, including the effects of any change in law after the date of this annual report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our common shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your common shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Common Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the common shares. The gain or loss will generally be capital gain or loss. Capital gains are generally subject to United States federal income tax at the same rate as ordinary income, except that non-corporate U.S. Holders who have held common shares for more than one year may be eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company

Based on our current operations and the composition of our income and assets, we are not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year ending December 31, 2015. Our actual PFIC status for the current taxable years ending December 31, 2016 will not be determinable until after the close of such taxable years and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year. PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

●	at least 75% of its gross income is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our common shares, our PFIC status will depend in large part on the market price of our common shares. Accordingly, fluctuations in the market price of the common shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raised in our initial public offering. If we are a PFIC for any year during which you hold common shares, we will continue to be treated as a PFIC for all succeeding years during which you hold common shares. However, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the common shares.

If we are a PFIC for any taxable year during which you hold common shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the common shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the common shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the common shares;

●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale or other disposition of the common shares cannot be treated as capital, even if you hold the common shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the common shares, you will include in ordinary income each year an amount equal to the excess, if any, of the fair market value of the common shares as of the close of your taxable year over your adjusted tax basis in such common shares. You are allowed a deduction for the excess, if any, of the adjusted tax basis of the common shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the common shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the common shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the common shares, as well as to any loss realized on the actual sale or disposition of the common shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such common shares. Your tax basis in the common shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “—Taxation of Dividends and Other Distributions on our Common Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the NASDAQ Capital Market. If the common shares are regularly traded on the NASDAQ Capital Market and if you are a holder of common shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold common shares in any year in which we are a PFIC, you will generally be required to file U.S. Internal Revenue Service Form 8621 to report your ownership of our common shares as well as distributions received on the common shares, any gain realized on the disposition of the common shares, any PFIC elections you would like to make in regard to the common shares, and any information required to be reported pursuant to such an election.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our common shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our common shares and proceeds from the sale, exchange or redemption of our common shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders.

Under the Hiring Incentives to Restore Employment Act of 2010, certain United States Holders are required to report information relating to common shares, subject to certain exceptions (including an exception for shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold shares. U.S. Holders are urged to consult their own tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status to the payor, under penalties of perjury, on the applicable IRS Form W-8BEN.

F.	Dividends and Paying Agents.

Not applicable for annual reports on Form 20-F.

G.	Statement by Experts.

Not applicable for annual reports on Form 20-F.

H.	Documents on Display.

We are subject to the information requirements of the Exchange Act. In accordance with these requirements, the company files reports and other information with the SEC. You may read and copy any materials filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC. In accordance with NASDAQ Stock Market Rule 5250(d), we will post this annual report on Form 20-F on our website at www.ccrc.com. In addition, we will provide hard copies of our annual report free of charge to shareholders upon request.

I.	Subsidiary Information.

Not Applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our main interest rate exposure relates to bank borrowings. We manage our interest rate exposure with a focus on reducing our overall cost of debt and exposure to changes in interest rates. In 2015, we had $1.66 million weighted outstanding bank loans, with weighted average effective interest rate of 30%. In the year 2014, we had $2.73 million outstanding bank loans, with weighted average effective interest rate of 87%.

As of December 31, 2015, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, profit attributable to equity owners of our company would have been RMB 0.1 million ($0.02) lower/higher, respectively, mainly as a result of higher/lower interest income from our cash and cash equivalents and loan receivables.

As of December 31, 2014, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, profit attributable to equity owners of our company would have been RMB 0.33 million ($0.05) lower/higher, respectively, mainly as a result of higher/lower interest income from our cash and cash equivalents and loan receivables.

Foreign Exchange Risk

Our functional currency is the RMB, and our financial statements are presented in U.S. dollar. The RMB depreciated against the U.S. dollar by 0.6% in 2014 and 5.0% in 2015. The change in the value of RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operation.

Currently, our assets, liabilities, revenues and costs are denominated in RMB and in U.S. dollars, Our exposure to foreign exchange risk will primarily relate to those financial assets denominated in U.S. dollars. Any significant revaluation of RMB against U.S. dollar may materially affect our earnings and financial position, and the value of, and any dividends payable on, our common shares in U.S. dollars in the future.

Commodity Risk

We are not exposed to commodity price risk.

Item 12. Description of Securities Other Than Equity Securities

With the exception if Items 12.D.3 and 12.D.4, this Item 12 is not applicable for annual reports on Form 20-F. As to Items 12.D.3 and 12.D.4, this Item 12 is not applicable, as the company does not have any American Depository Shares.

PART II

Item 13. Defaults, Dividends Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

See “Item 10.B – Additional Information – Memorandum and articles of association” for a description of the rights of securities holders, which remain unchanged.

Item 15. Controls and Procedures

(a)	Disclosure Controls and Procedures.

As of December 31, 2015 (the “Evaluation Date”), the company carried out an evaluation, under the supervision of and with the participation of management, including the company’s chief executive officer and chief financial officer, of the effectiveness of the design and operation of the company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based on the foregoing, the chief executive officer and chief financial officer concluded that as of the Evaluation Date the company’s disclosure controls and procedures were effective and designed to ensure that all material information required to be included in our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and to ensure that information required to be disclosed is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decision regarding required disclosure.

(b)	Management’s annual report on internal control over financial reporting.

This annual report does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of the company's registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

(c)	Attestation report of the registered public accounting firm.

Not applicable.

(d)	Changes in internal control over financial reporting.

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 15T. Controls and Procedures

Not applicable.

Item 16. [Reserved]

Item 16A. Audit Committee and Financial Expert

The company’s Board of Directors has determined that Mr. Owens Meng qualifies as an “audit committee financial expert” in accordance with applicable NASDAQ Capital Market standards. The company’s Board of Directors has also determined that Mr. Meng and the other members of the Audit Committee are all “independent” in accordance with the applicable NASDAQ Capital Market standards.

Item 16B. Code of Ethics

Our board of directors has adopted a code of ethics that applies to all of our directors, executive officers and employees. We have filed our code of ethics as an exhibit to our registration statement on Form F-1, declared effective on December 9, 2015 (File No. 333-199306). The code is also available on our official website under the investor relations section at www.ccrc.com

Item 16C. Audit-Related Fees

Audit Fees

During fiscal 2014 and 2015, MaloneBailey, LLP’s fees for the annual audit of our financial statements and the periodic reviews of the financial statements were $192,000 and $150,000, respectively.

Audit-Related Fees

The company paid MaloneBailey, LLP $35,000 for audit-related services in fiscal 2015 for services rendered in connection with financial due diligence of the company in connection with the company’s initial public offering. The company did not pay MaloneBailey, LLP for audit-related fees in fiscal 2014.

Tax Fees

The company has not paid Malone Bailey, LLP for tax services in fiscal 2015 and 2014.

All Other Fees

The company has not paid Malone Bailey, LLP for any other services in fiscal 2015 and 2014.

Audit Committee Pre-Approval Policies

Before MaloneBailey, LLP was engaged by the company to render audit or non-audit services, the engagement was approved by the company’s audit committee. All services rendered by MaloneBailey, LLP have been so approved.

Item 16D. Exemptions form the Listing Standards for the Audit Committee

Not Applicable.

Item 16E. Purchase of Equity Securities by the Issuer and the Affiliated Purchasers

Neither the company nor any affiliated purchaser has purchased any shares or other units of any class of the company’s equity securities registered by the company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended December 31, 2015.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Other than as described in this section, our corporate governance practices do not differ from those followed by domestic companies listed on the NASDAQ Capital Market. NASDAQ Listing Rule 5635 generally provides that shareholder approval is required of U.S. domestic companies listed on the NASDAQ Capital Market prior to issuance (or potential issuance) of securities equaling 20% or more of the company’s common stock or voting power for less than the greater of market or book value.

Notwithstanding this general requirement, NASDAQ Listing Rule 5615(a)(3)(A) permits foreign private issuers like the company to follow their home country practice rather than this shareholder approval requirement. The company, therefore, is not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements

The consolidated financial statements of China Customer Relations Centers, Inc. are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit No.	Description of Exhibit

1.1	Memorandum and Articles of Association (1)

2.1	Specimen Common Share Certificate (1)

4.1	Translation of Shareholder’s Voting Proxy Agreement (1)

4.2	Translation of Entrusted Management Agreement (1)

4.3	Translation of Exclusive Option Agreement (1)

4.4	Translation of Pledge of Equity Agreement (1)

4.5	Summary Translation of Shandong Taiying Technology Co., Ltd loan agreement with Industrial Bank Co., Ltd. (2)

8.1	List of Subsidiaries (1)

11.1	Code of Ethics (1)

12.1	Certification of the Chief Executive Officer of China Customer Relations Centers, Inc. pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (2)

12.2	Certification of the Chief Financial Officer of China Customer Relations Centers, Inc. pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (2)

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (2)

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (2)

15.1	2014 Share Incentive Plan (1)

101.INS	XBRL Instance Document (2)

101.SCH	XBRL Taxonomy Extension Schema Document (2)

101.CAL	XBRL Taxonomy Extension Calculation Linkbase (2)

101.DEF	XBRL Taxonomy Extension Definition Linkbase (2)

101.LAB	XBRL Taxonomy Extension Labels Linkbase (2)

101.PRE	XBRL Taxonomy Extension Presentation Linkbase (2)

(1)	Filed as an exhibit to the China Customer Relations Centers, Inc.’s Registration Statement on Form S-1, as amended on Form F-1 (Registration No. 333-199306) initially filed on October 14, 2014 and hereby incorporated by reference.

(2)	Filed herewith.

SIGNATURES

The registrant hereby certifies that is meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA CUSTOMER RELATIONS CENTERS, INC.

By:	/s/ GARY WANG
Gary Wang
Chief Executive Officer

Date: April 29, 2016

CHINA CUSTOMER RELATIONS CENTERS, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

China Customer Relations Centers, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of China Customer Relations Centers, Inc. and Subsidiaries (collectively, the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2015. The consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Customer Relations Centers, Inc. and Subsidiaries as of December 31, 2015 and 2014, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

/s/ MaloneBailey, LLP

www.malonebailey.com

Houston, Texas

April 29, 2016

CHINA CUSTOMER RELATIONS CENTERS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2015	2014

ASSETS
Cash	$13,623,849	$5,097,010
Accounts receivable, net	8,852,024	6,819,452
Accounts receivable - related party	353,513	373,339
Notes receivable, current	125,687	1,157,793
Prepayments	625,876	639,861
Due from related parties	675,623	763,977
Other current assets	1,128,262	1,297,995
Total current assets	25,384,834	16,149,427
Restricted cash	500,000	-
Notes receivable, non-current	970,620	-
Property and equipment, net	4,087,832	3,715,981
Other assets	41,729	-
Deferred tax assets, non-current	23,974	-
Total non-current assets	5,624,155	3,715,981
Total assets	$31,008,989	$19,865,408

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable	$896,841	$189,089
Accrued liabilities and other payables	2,746,992	2,224,301
Wages payable	2,803,294	2,041,226
Income taxes payable	1,014,595	477,740
Short term loans	1,748,479	5,567,860
Due to related parties	-	2,422
Deferred tax liabilities, current	35,273	181,482
Total current liabilities	9,245,474	10,684,120
Deferred tax liabilities, non-current	-	4,450
Total non-current liabilities	-	4,450
Total liabilities	9,245,474	10,688,570
Shareholders' equity
Common shares, $0.001 par value, 100,000,000 shares authorized, 18,329,600 and 15,929,600 shares issued and outstanding as of December 31, 2015 and 2014, respectively	18,330	15,930
Additional paid-in capital	11,178,774	2,684,150
Retained earnings	9,728,228	5,460,871
Statutory reserves	1,288,617	781,731
Accumulated other comprehensive income	(450,434)	234,156
Total shareholders' equity	21,763,515	9,176,838
Total liabilities and shareholders' equity	$31,008,989	$19,865,408

The accompanying notes are an integral part of these consolidated financial statements

CHINA CUSTOMER RELATIONS CENTERS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For The Years Ended December 31,
	2015	2014	2013

Revenues, net	$59,350,721	$42,661,732	$27,609,436
Revenues - related party	-	11,407	520,869
Total revenues	59,350,721	42,673,139	28,130,305
Cost of revenues	46,891,617	35,188,331	23,757,669
Gross profit	12,459,104	7,484,808	4,372,636
Operating expenses:
Selling, general & administrative expenses	7,250,331	5,779,600	3,085,437
Total operating expenses	7,250,331	5,779,600	3,085,437
Income from operations	5,208,773	1,705,208	1,287,199
Interest expense	(278,363)	(552,894)	(468,823)
Government grants	1,027,581	1,439,186	2,714,026
Other income	225,306	64,873	112,140
Other expense	(133,421)	(238,413)	(101,034)
Total other income	841,103	712,752	2,256,309
Income before provision for income taxes	6,049,876	2,417,960	3,543,508
Income tax provision	1,275,633	635,859	594,240
Net income	$4,774,243	$1,782,101	$2,949,268
Comprehensive income
Net income	$4,774,243	$1,782,101	$2,949,268
Other comprehensive income (loss)
Foreign currency translation adjustment	(684,590)	27,280	78,074
Total comprehensive income	$4,089,653	$1,809,381	$3,027,342
Earnings per common share
Basic	$0.30	$0.11	$0.19
Diluted	$0.30	$0.11	$0.19
Weighted average common shares outstanding
Basic	16,015,079	15,586,865	15,294,800
Diluted	16,015,079	15,586,865	15,294,800

The accompanying notes are an integral part of these consolidated financial statements

CHINA CUSTOMER RELATIONS CENTERS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Number of Shares	Common Shares	Additional Paid-in Capital	Statutory Reserves	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance, January 1, 2013	15,294,800	$15,295	$1,352,245	$228,660	$1,282,573	$128,802	$3,007,575
Net income	-	-	-	-	2,949,268	-	2,949,268
Distribution of capital to owners	-	-	(3,182,236)	-	-	-	(3,182,236)
Foreign currency translation adjustment	-	-	-	-	-	78,074	78,074
Transfer to reserve	-	-	-	305,203	(305,203)	-	-
Balance, December 31, 2013	15,294,800	$15,295	$(1,829,991)	$533,863	$3,926,638	$206,876	$2,852,681
Net income	-	-	-	-	1,782,101	-	1,782,101
Issuance of common shares for cash	634,800	635	1,173,745	-	-	-	1,174,380
Capital contribution from owners	-	-	3,340,396	-	-	-	3,340,396
Foreign currency translation adjustment	-	-	-	-	-	27,280	27,280
Transfer to reserve	-	-	-	247,868	(247,868)	-	-
Balance, December 31, 2014	15,929,600	$15,930	$2,684,150	$781,731	$5,460,871	$234,156	$9,176,838
Net income	-	-	-	-	4,774,243	-	4,774,243
Issuance of common shares for cash	2,400,000	2,400	8,494,624	-	-	-	8,497,024
Foreign currency translation adjustment	-	-	-	-	-	(684,590)	(684,590)
Transfer to reserve	-	-	-	506,886	(506,886)	-	-
Balance, December 31, 2015	18,329,600	$18,330	$11,178,774	$1,288,617	$9,728,228	$(450,434)	$21,763,515

The accompanying notes are an integral part of these consolidated financial statements

CHINA CUSTOMER RELATIONS CENTERS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For The Years Ended December 31,
	2015	2014	2013
Cash flows from operating activities
Net income	$4,774,243	$1,782,101	$2,949,268
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,340,961	1,342,258	1,145,348
Allowance for doubtful accounts	-	145,076	23,628
Gain on disposal of property and equipment	-	(11,948)	-
Deferred income taxes	(172,000)	109,657	215,748
Changes in assets and liabilities:
Accounts receivable	(2,499,956)	(3,251,749)	(2,008,418)
Accounts receivable - related party	-	(11,407)	318,861
Due from related parties	(114,670)	468,555	(2,864)
Due to related parties	(2,394)	3,493	746
Prepayments	(361,006)	(489,918)	(88,972)
Other current assets	105,230	(234,067)	(287,655)
Accounts payable	725,435	18,998	(70,675)
Wage payable	908,720	267,931	548,372
Income taxes payable	586,931	106,833	361,547
Accrued liabilities and other payables	665,277	249,914	726,485
Net cash provided by operating activities	5,956,771	495,727	3,831,419
Cash flows from investing activities
Purchase of property and equipment	(1,614,696)	(965,118)	(600,916)
Change of restricted cash	(500,000)	-	-
Proceeds from sale of property and equipment	-	14,363	-
Loans to third parties	-	(132,742)	(1,146,919)
Repayment from third parties	-	130,172	-
Advance to related parties	(930,536)	(1,986,421)	(2,555,137)
Repayment from related parties	1,095,087	1,633,073	3,864,506
Net cash used in investing activities	(1,950,145)	(1,306,673)	(438,466)
Cash flows from financing activities
Proceeds from issuances of common shares	8,497,024	1,174,380	-
Capital contribution from owners	-	3,340,396	-
Distribution of capital to owners	-	-	(3,182,236)
Proceeds from related parties	-	32,543	3,517,971
Repayment to related parties	-	(3,749,916)	(9,574)
Proceeds from short term loans	3,800,367	7,386,830	10,452,451
Repayment of short term loans	(7,478,890)	(8,001,883)	(10,775,527)
Net cash provided by financing activities	4,818,501	182,350	3,085
Effect of exchange rate changes on cash and cash equivalents	(298,288)	11,043	100,052
Net change in cash and cash equivalents	8,526,839	(617,553)	3,496,090
Cash and cash equivalents, beginning of the year	5,097,010	5,714,563	2,218,473
Cash and cash equivalents, end of the year	$13,623,849	$5,097,010	$5,714,563
Supplemental cash flow information
Interest paid	$278,363	$552,894	$468,823
Income taxes paid	$915,895	$490,318	$17,303
Non-cash investing and financing activities
Transfer from prepayments to property and equipment	$405,924	$289,806	$232,843
Liabilities assumed in connection with purchase of property and equipment	$23,900	$68,839	$703,077

The accompanying footnotes are an integral part of these consolidated financial statements

CHINA CUSTOMER RELATIONS CENTERS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – ORGANIZATION

China Customer Relations Centers, Inc. (the “Company”), was incorporated on March 6, 2014 under the laws of British Virgin Islands. China BPO Holdings Limited (“CBPO”), the Company’s 100% owned subsidiary, was established in Hong Kong on March 28, 2014 as a limited liability company. Other than the equity interest in CBPO, the Company does not own any material assets or liabilities except for cash and restricted cash as disclosed in the table at page F-10 or conduct any operations. CBPO holds all of the outstanding equity interest in Shandong Juncheng Information Technology Co., Ltd., a company established on August 19, 2014 in the People’s Republic of China (“PRC”) as a wholly foreign owned enterprise (“WFOE”). Other than the equity interest in WFOE, CBPO does not own any material assets or liabilities or conduct any operations. Shandong Taiying Technology Co., Ltd (“Taiying”) was incorporated on December 18, 2007 as a domestic Chinese corporation. Taiying and its thirteen wholly owned subsidiaries are engaged in business process outsourcing (“BPO”), acting as a service provider focusing on the complex voice-based segment of customer care services, including customer relationship management, sales, customer retention, marketing surveys and research for some of China’s big enterprises.

The Company does not conduct any substantive operations of its own, rather, it conducts its primary business operations through WFOE, which in turn, conducts its business through Taiying. Effective control over Taiying was transferred to the Company through the series of contractual arrangements without transferring legal ownership in Taiying (“reorganization”). As a result of these contractual arrangements, the Company maintained the ability to approve decisions made by Taiying and was entitled to substantially all of the economic benefits of Taiying.

Under the laws and regulations of the PRC, foreign persons and foreign companies are restricted from investing directly in certain businesses within the PRC. Call center businesses are subject to these restrictions on foreign investment. In order to comply with these laws and regulations, on September 3, 2014, Taiying and its sole shareholder, Beijing Taiying Anrui Holding Co., Ltd. (“Beijing Taiying”), entered into an entrusted management agreement with WFOE, which provides that WFOE will be entitled to the full guarantee for the performance of such contracts, agreements or transactions entered into by Taiying. WFOE is also entitled to receive the residual return of Taiying. As a result of the agreement, WFOE will absorb 100% of the expected losses and gains of Taiying.

WFOE also entered into a pledge of equity agreement with Taiying’s sole shareholder, Beijing Taiying, who pledged all its equity interest in these entities to WFOE. The pledge of equity agreement, which was entered into by Beijing Taiying, pledged its equity interest in WFOE as a guarantee for the entrustment payment under the Entrusted Management Agreement. The provincial Administration for Industry and Commerce approved and registered such pledge of equity by which WFOE owns the right of pledge legally.

In addition, WFOE entered into an option agreement to acquire its sole shareholder’s equity interest in these entities at such times as it may wish to do so.

The followings are brief descriptions of contracts entered between WFOE, Taiying and its sole shareholder, Beijing Taiying:

(1) Entrusted Management Agreement. The domestic companies, WFOE, Taiying and its sole shareholder, Beijing Taiying, have entered into an Entrusted Management Agreement, which provides that WFOE will be fully and exclusively responsible for the management of Taiying. As consideration for such services, Taiying has agreed to pay WFOE the management fee during the term of this agreement and the management fee shall be equal to Taiying’s estimated earnings before tax. Also, WFOE will assume all operating risks related to this entrusted management service to Taiying and bear all losses of Taiying. The term of this agreement will be from the effective date thereof to the earlier of the following: (1) the winding up of Taiying, or (2) the termination date of this Agreement to be determined by the parties hereto, or (3) the date on which WFOE completes the acquisition of Taiying.

(2) Exclusive Option Agreement. Taiying and its sole shareholder, Beijing Taiying, have entered into an Exclusive Option Agreement with WFOE, which provides that WFOE will be entitled to acquire such shares from the current shareholder upon certain terms and conditions, meanwhile WFOE will be entitled an irrevocable exclusive purchase option to purchase all or part of the assets and business of Taiying, if such a purchase is or becomes allowable under PRC laws and regulations. The Exclusive Option Agreement also prohibits the current shareholder of Taiying as well as Taiying from transferring any portion of their equity interests, business or assets to anyone other than WFOE. WFOE has not yet taken any corporate action to exercise this right of purchase, and there is no guarantee that it will do so or will be permitted to do so by applicable law at such times as it may wish to do so.

(3) Shareholder’s Voting Proxy Agreement. The sole shareholder of Taiying has executed a Shareholder’s Voting Proxy Agreement to irrevocably appoint the persons designated by WFOE with the exclusive right to exercise, on its behalf, all of its Voting Rights in accordance with the laws and Taiying’s Articles of Association, including but not limited to the rights to sell or transfer all or any of its equity interests of Taiying, and to appoint and elect the directors and Chairman as the authorized legal representative of Taiying. This agreement will be only terminated prior to the completion of acquisition of all of the equity interests in, or all assets or business of Taiying.

(4) Pledge of Equity Agreement. WFOE and the sole shareholder of Taiying have entered into a Pledge of Equity Agreement, pursuant to which the sole shareholder pledge all of its shares (100%) of Taiying, as appropriate, to WFOE. If Taiying or its sole shareholder breaches their respective contractual obligations in the “Entrusted Management Agreement”, “Exclusive Option Agreement” and “Shareholder’s Voting Proxy Agreement”, WFOE as Pledgee, will be entitled to certain rights to foreclose on the pledged equity interests. Such Taiying shareholder cannot dispose of the pledged equity interests or take any actions that would prejudice WFOE’s interest.

Upon executing the above agreements, Taiying is considered a Variable Interest Entity (“VIE”) and WFOE is the primary beneficiary. Accordingly, Taiying is consolidated into WFOE under the guidance of FASB Accounting Standards Codification (“ASC”) 810, Consolidation.

Except for the disclosed above, there are no arrangements that could require the Company to provide financial support to Taiying, including events or circumstances that could expose the Company to a loss. As stated in the disclosure of various agreements between the Company and Taiying, the Company has rights to acquire any portion of the equity interests of Taiying. Also, the Company may allocate its available funds to Taiying for business purposes. There are no fixed terms of such arrangements.

Although the structure the Company has adopted is consistent with longstanding industry practice, and is commonly adopted by comparable companies in China, the PRC government may not agree that these arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. There are uncertainties regarding the interpretation and application of PRC laws and regulations including those that govern the Company’s contractual arrangements, which could limit the Company’s ability to enforce these contractual arrangements. If the Company or any of its variable interest entities are found to be in violation of any existing or future PRC laws, rules or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including levying fines, revoking business and other licenses of the Company’s variable interest entities, requiring the Company to discontinue or restrict its operations, restricting its right to collect revenue, requiring the Company to restructure its operations or taking other regulatory or enforcement actions against the Company. In addition, it is unclear what impact the PRC government actions would have on the Company and on its ability to consolidate the financial results of its variable interest entities in the consolidated financial statements, if the PRC government authorities were to find the Company’s legal structure and contractual arrangements to be in violation of PRC laws, rules and regulations. If the imposition of any of these government actions causes the Company to lose its right to direct the activities of Taiying and through Taiying’s equity interest in its subsidiaries or the right to receive their economic benefits, the Company would no longer be able to consolidate the Taiying and its subsidiaries.

Immediately before and after the reorganization, the shareholder of Taiying controlled Taiying and the Company; therefore, for accounting purposes, the reorganization is accounted for as a transaction of entities under common control. Accordingly, the accompanying consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented.

As of the filing date, the Company’s subsidiaries and variable interest entities are as follows:

Name	Date of Incorporation	Place of incorporation	Percentage of effective ownership	Principal Activities
China BPO Holdings Limited, (“CBPO”)	March 28, 2014	Hong Kong	100%	Holding company of WFOE

Shandong Juncheng Information Technology Co., Ltd. (“WFOE”)	August 19, 2014	PRC	100%	Holding company

Shandong Taiying Technology Co., Ltd. (“Taiying”)	December 18, 2007	PRC	Contractual arrangements (1)	BPO service provider principally serves North China

Chongqing Central BPO Industry Co., Ltd. (“Central BPO”)	January 28, 2010	PRC	100% (2)	BPO service provider principally serves South China

Jiangsu Taiying Technology Co., Ltd. (“JTTC”)	February 25, 2010	PRC	100% (2)	BPO service provider which principally serves East China

Hebei Taiying Communication BPO Co., Ltd. (“HTCC”)	April 20, 2010	PRC	100% (2)	BPO service provider which principally serves North China

Shandong Central BPO Industry Co., Ltd. (“SCBI”)	August 9, 2012	PRC	100% (2)	BPO service provider which principally serves North China

Shandong Taiying Technology Chongqing Branch Company (“STTCB”)	February 22, 2013	PRC	100% (2)	BPO service provider principally serves South China

Shandong Taiying Technology Guangxi Branch Company (“STTGB”)	May 28, 2013	PRC	100% (2)	BPO service provider principally serves South China

Jiangsu Central Information Service Co., Ltd. (“JCBI”)	December 12, 2013	PRC	100% (2)	BPO service provider principally serves East China

Anhui Taiying Information Technology Co., Ltd. (“ATIT”)	December 26, 2013	PRC	100% (2)	BPO service provider principally serves East China

Jiangsu Taiying Information Service Co., Ltd. (“JTIS”)	July 1, 2014	PRC	100% (2)	BPO service provider principally serves East China

Nanjing Taiying E-Commercial Business Co., Ltd. (“NTEB”)	December 25, 2014	PRC	100% (2)	BPO service provider principally serves East China

Jiangxi Taiying Technology Co., Ltd. (“JXTT”)	January 8, 2015	PRC	100% (2)	BPO service provider principally serves Southeast China
Xinjiang Taiying Technology Co., Ltd (“XTTC”)	March 20, 2015	PRC	100% (2)	BPO service provider principally serves Northwest, China
Beijing Taiying Technology Co., Ltd. (“BTTC”)	June 30, 2015	PRC	100% (2)	BPO service provider principally serves North, China

(1)	VIE effectively controlled by WFOE through a series of contractual agreements

(2)	Wholly-owned subsidiaries of Taiying

As of December 31, 2015 and December 31, 2014, the assets and liabilities in the Company’s balance sheets relate to CCRC and CBPO are as follows:

	December 31, 2015		December 31, 2014
	Held by CCRC	Held by CBPO	Held by CCRC	Held by CBPO
Assets
Cash	$7,999,771	$1,957	$588,677	$51,956
Restricted cash	500,000	-	-	-

Liabilities
Other payables	$64,534	$2,000	$15,295	$52,000

WOFE does not own any material assets or conduct any operations.

As of December 31, 2015 and December 31, 2014, the carrying amount and classification of the assets and liabilities in the Company’s balance sheets that relate to the Company’s VIE and VIE’s subsidiaries is as follows:

	December 31, 2015	December 31, 2014

ASSETS
Cash	$5,622,121	$4,456,377
Accounts receivable	8,852,024	6,819,452
Accounts receivable - related party	353,513	373,339
Notes receivable, current	125,687	1,157,793
Prepayments	625,876	639,861
Due from related parties	675,623	763,977
Other current assets	1,128,262	1,297,995
Total current assets of VIE and its subsidiaries	17,383,106	15,508,794
Notes receivable, non-current	970,620	-
Property and equipment, net	4,087,832	3,715,981
Deferred tax assets, non-current	23,974	-
Other long term assets	41,729	-
Total non-current assets of VIE and its subsidiaries	5,124,155	3,715,981
Total assets of VIE and its subsidiaries	$22,507,261	$19,224,775

LIABILITIES
Accounts payable	$896,841	$189,089
Accrued liabilities and other payables	2,682,458	2,157,006
Wages payable	2,803,294	2,041,226
Income taxes payable	1,014,595	477,740
Short term loans	1,748,479	5,567,860
Due to related parties	-	2,422
Deferred tax liabilities, current	35,273	181,482
Total current liabilities of VIE and its subsidiaries	9,180,940	10,616,825
Deferred tax liabilities, non-current	-	4,450
Total non-current liabilities of VIE and its subsidiaries	-	4,450
Total liabilities of VIE and its subsidiaries	$9,180,940	$10,621,275

Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying audited financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The consolidated financial statements include the accounts of the Company and Taiying, which is a variable interest entity with the Company as the primary beneficiary. In accordance with U.S. GAAP regarding “Consolidation of Variable Interest Entities (VIE)”, the Company identifies entities for which control is achieved through means other than through voting rights, and determines when and which business enterprise, if any, should consolidate the VIE.

The Company evaluated its participating interest in Taiying and concluded it is the primary beneficiary of Taiying, a VIE. The Company consolidated Taiying and all significant intercompany transactions and balances have been eliminated.

Foreign Currency Translation

The accompanying consolidated financial statements are presented in United States dollar (“$”), which is the reporting currency of the Company. The functional currency of China Customer Relations Centers, Inc. and CBPO is United States dollar. The functional currency of the Company’s subsidiary and VIEs located in the PRC is Renminbi (“RMB”). For the subsidiaries whose functional currencies are RMB, results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. The resulting translation adjustments are included in determining other comprehensive income. Transaction gains and losses are reflected in the consolidated statements of income.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates and judgments on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions of future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. Significant estimates and assumptions by management include, among others, useful lives and impairment of long-lived assets, allowance for doubtful accounts, income taxes including the valuation allowance for deferred tax assets. While the Company believes that the estimates and assumptions used in the preparation of the financial statements are appropriate, actual results could differ from those estimates. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the financial statements in the period they are determined to be necessary.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and cash in time deposits, certificates of deposit and all highly liquid instruments with original maturities of three months or less.

Accounts Receivable

Accounts receivable consists principally of amounts due from trade customers. Credit is extended based on an evaluation of the customer’s financial condition and collateral is not generally required. Certain credit sales are made to industries that are subject to cyclical economic changes.

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its clients to make required payments or to cover potential credit losses. Estimates are based on historical collection experience, current trends, credit policy and relationship between accounts receivable and revenues. In determining these estimates, the Company examines historical write-offs of its receivables and reviews each client’s account to identify any specific customer collection issues.

Impairment of Long-Lived Assets

The Company’s long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. Impairment evaluations involve management’s estimates on asset useful lives and future cash flows. Actual useful lives and cash flows could be different from those estimated by management which could have a material effect on our reporting results and financial position. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation and include expenditures for additions and major improvements. Significant improvements and betterments are capitalized where it is probable that the expenditure resulted in an increase in the future economic benefits expected to be obtained from the use of the asset beyond its originally assessed standard of performance. Routine repairs and maintenance are expensed when incurred. Gains and losses on disposal of fixed assets are recognized in the income statement based on the net disposal proceeds less the carrying amount of the assets.

Certain call center decoration projects were still under construction as of December 31, 2015 and the costs of construction was reported as construction in progress. No provision for depreciation is made on the assets under construction until such time as the relevant assets are completed and ready for their intended use.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Electronic equipment	3-5 years
Furniture & Fixture	5 years
Motor vehicles	4 years
Computer software	5 years
Leasehold improvements	5 years

Fair Value of Financial Instruments

For certain of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, prepayments, due from related parties, other current assets, accounts payable, due to related parties, and accrued liabilities and other payables, the carrying amounts approximate their fair values due to the short maturities.

Lease Commitments

The Company has adopted FASB ASC 840. If the lease terms meet one or all of the following four criteria, it will be classified as a capital lease, otherwise, it is an operating lease: (1) The lease transfers the title to the lessee at the end of the term; (2) the lease contains a bargain purchase option; (3) the lease term is equal to 75% of the estimated economic life of the leased property or more; (4) the present value of the minimum lease payment in the term equals or exceeds 90% of the fair value of the leased property.

Payments made under operating leases are charged to the consolidated statements of income on a straight-line basis over the lease period.

Earnings Per Share

Basic earnings per common share is computed by dividing net earnings attributable to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income attributable to common shareholders by the sum of the weighted average number of common shares outstanding and dilutive potential common shares during the period.

Revenue Recognition

The Company recognizes revenue when evidence of an arrangement exists, the delivery of service has occurred, the fee is fixed or determinable and collection is reasonably assured. The Company provides i) inbound call service, which includes directory assistance, mobile phone service plan, billing questions, hotline consultation, complaints, customer feedbacks, customer relationship management, etc., and ii) outbound call service, which includes products selling, marketing surveys, new products informing, plans expiration and bills overdue notification, etc. The BPO inbound and outbound service fees are based on either a per minute, per hour, per transaction or per call basis. For inbound call service, the revenues are recognized in the same period when the service is provided and the actual costs occurred. For outbound call service, certain business successful rate was obtained. The fee is determined on a per-call basis where the Company receives a basic standard fee for each call plus an extra fee for successfully selling a product or completing a survey, etc. Certain client programs provide for adjustments to monthly billings based upon whether the Company achieves, exceeds or fails certain performance criteria. Adjustments to monthly billings consist of contractual bonuses/penalties, holdbacks and other performance based contingencies. Revenue recognition is limited to the amount that is not contingent upon delivery of future services or meeting other specified performance conditions.

Government Grants

The Company received grants from various government agencies after meeting certain conditions if applicable, such as locating contact centers in their jurisdictions or helping local employment needs. Government grants are recognized when received and all the conditions specified in the grant have been met. Currently the conditions are limited to the two listed above and the Company is not under any obligations under the grant terms after amounts have been received.

Income taxes

The Company accounts for income taxes under the provision of FASB ASC 740-10, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are cash and accounts receivable arising from its normal business activities. The Company places its cash in what it believes to be credit-worthy financial institutions. The Company routinely assesses the financial strength of the customer and, based upon factors surrounding the credit risk, establishes an allowance, if required, for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowance is limited.

Related Parties Transactions

A related party is generally defined as (i) any person that holds 10% or more of the Company’s securities and their immediate families, (ii) the Company’s management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. The Company conducts business with its related parties in the ordinary course of business. Related parties may be individuals or corporate entities.

Segment Reporting

The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s chief operating decision maker has been identified as the chief executive officer of the Company who reviews financial information of separate operating segments based on U.S. GAAP. The chief operating decision maker now reviews results analyzed by customer. This analysis is only presented at the revenue level with no allocation of direct or indirect costs. Consequently, the Company has determined that it has only one operating segment.

Recently Issued Accounting Pronouncements

In August 2015, the FASB issued ASU 2015-14,"Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date". The amendments in the ASU defer the effective date of ASU 201409 for all entities by one year. Public business entities, certain not-for-profit entities, and certain employee benefit plans should apply the guidance in ASU 201409 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is currently in the process of evaluating the impact of the adoption on its consolidated financial statements.

In September 2015, the FASB issued ASU 2015-16, "Business Combinations (Topic 805): Simplifying the Accounting for Measurement Period Adjustments". The amendments in ASU 201516 require that an acquirer recognize adjustments to estimated amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The amendments require that the acquirer record, in the same period's financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the estimated amounts, calculated as if the accounting had been completed at the acquisition date. The amendments also require an entity to present separately on the face of the income statement or disclose in the notes the portion of the amount recorded in current period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the estimated amounts had been recognized as of the acquisition date. The adoption of this standard is not expected to have a material impact on the Company's financial position and results of operations.

In November 2015, the FASB issued ASU 2015-17, "Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes". The amendments in ASU 201517 eliminates the current requirement for organizations to present deferred tax liabilities and assets as current and noncurrent in a classified balance sheet. Instead, organizations will be required to classify all deferred tax assets and liabilities as noncurrent. The amendments in this ASU are effective for public business entities for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. The amendments may be applied prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Company is currently in the process of evaluating the impact of the adoption on its consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01, "Financial Instruments Overall (Subtopic 82510): Recognition and Measurement of Financial Assets and Financial Liabilities". The amendments in ASU 201601,among other things, requires equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income; Requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes; Requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (i.e., securities or loans and receivables); Eliminates the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost. . The amendments in this ASU are effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The new guidance permits early adoption of the own credit provision. In addition, the new guidance permits early adoption of the provision that exempts private companies and not-for-profit organizations from having to disclose fair value information about financial instruments measured at amortized cost. The Company is currently in the process of evaluating the impact of the adoption on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)". Among other things, in the amendments in ASU 2016-02, lessees will be required to recognize the following for all leases (with the exception of short term leases) at the commencement date: A lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and A right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. Certain targeted improvements were made to align, where necessary, lessor accounting with the lessee accounting model and Topic 606, Revenue from Contracts with Customers. The amendments in this ASU are effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted for all public business entities and all nonpublic business entities upon issuance. Lessees (for capital and operating leases) and lessors (for sales type, direct financing, and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees and lessors may not apply a full retrospective transition approach. The Company is currently in the process of evaluating the impact of the adoption on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-08,"Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)". The amendments in this ASU are intended to improve the operability and understandability of the implementation guidance on principal versus agent considerations by amending certain existing illustrative examples and adding additional illustrative examples to assist in the application of the guidance. The effective date and transition of these amendments is the same as the effective date and transition of ASU 20140-9, "Revenue from Contracts with Customers (Topic 606)". Public entities should apply the amendments in ASU 2014-09 for annual reporting periods beginning after December 15, 2017, including interim reporting periods therein. The Company is currently in the process of evaluating the impact of the adoption on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, “Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting”. The amendments are effective for public companies for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Several aspects of the accounting for share-based payment award transactions are simplified, including: (a) income tax consequences; (b) classification of awards as either equity or liabilities; and (c) classification on the statement of cash flows. The Company is currently in the process of evaluating the impact of the adoption on its financial statements.

In April 2016, the FASB issued ASU 2016-10, “Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing”. The amendments add further guidance on identifying performance obligations and also to improve the operability and understandability of the licensing implementation guidance. The amendments do not change the core principle of the guidance in Topic 606. The effective date and transition requirements for the amendments are the same as the effective date and transition requirements in Topic 606. The Company is currently in the process of evaluating the impact of the adoption on its financial statements.

Note 3 – NOTES RECEIVABLE

The notes receivable includes due on demand interest-free notes to third parties. For the year ended December 31, 2015, the Company did not receive repayment or advance additional notes to the third parties. For the year ended December 31, 2014, the Company received repayments of notes for a total amount of $130,172 from a third party company and a third party individual. In addition, the Company advanced $132,742 to a third party company. For the year ended December 31, 2013, the Company advanced due on demand interest-free notes to a third-party individual and a third party company which amounted to $1,146,919.

During the year ended December 31, 2015, a note receivable in the amount of $970,620 (RMB6,300,000) was reclassified into non-current assets as the note is estimated not to be collected within one year. The note was advanced to Chongqing Taiying Industrial Development Co., Ltd. David Wang, shareholder, director and Chief Financial Officer in the Company, owns 5% of the equity interest of Chongqing Taiying Industrial Development Co., Ltd.

As of December 31, 2015 and December 31, 2014, the notes receivable balance (including current and non-current portion) was $1,096,307 and $1,157,793, respectively.

Note 4 – ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	December 31, 2015	December 31, 2014
Accounts receivable	$8,874,559	$6,843,251
Less: Allowance for doubtful accounts	(22,535)	(23,799)
Accounts receivable, net	$8,852,024	$6,819,452

The changes in allowance for doubtful accounts consist of the following:

	For the Year Ended December 31, 2015	For the Year Ended December 31, 2014
Balance, beginning of the year	$23,799	$28,872
Provision for doubtful accounts	-	145,076
Uncollectible receivables written-off	-	(149,975)
Translation adjustments	(1,264)	(174)
Balance, end of the year	$22,535	$23,799

Note 5 – OTHER CURRENT ASSETS

Other current assets consist of other receivables and deposits. Other receivable principally includes advances to employees for business travel or business development purpose and other miscellaneous receivables such utility fees, social insurances, and personal income tax paid in advances on behalf of employees. Deposits include guarantee deposit, rent deposit, and security deposit for bidding customer projects. As of December 31, 2015 and 2014, other current assets consist of the following:

	December 31,
	2015	2014
Other receivables	$321,430	$442,951
Deposits	806,832	855,044
Total other current assets	$1,128,262	$1,297,995

Note 6 – PROPERTY AND EQUIPMENT, NET

As of December 31, 2015 and 2014, property and equipment consist of the following:

	December 31, 2015	December 31, 2014
Electronic equipment	$5,834,784	$4,984,251
Office furniture and equipment	1,358,324	1,415,725
Motor vehicles	624,992	487,336
Construction in progress	464,252	-
Computer software	215,085	83,119
Leasehold improvements	1,489,991	1,494,648
Total property and equipment	9,987,428	8,465,079

Accumulated depreciation	(5,899,596)	(4,749,098)

Property and equipment, net	$4,087,832	$3,715,981

Depreciation expense for the years ended December 31, 2015, 2014 and 2013 was $1,340,961, $1,342,258 and $1,145,348, respectively.

Note 7 – DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES

The components of the deferred tax assets and liabilities are as follows:

	December 31,
	2015	2014
Deferred tax assets, current
Allowance for doubtful accounts	$5,634	$5,951
Accrued revenue (net of cost)	49,870	82,729
	55,504	88,680
Less: valuation allowance	-	(62,672)
	55,504	26,008
Deferred tax assets, non-current
Depreciation expense	2,085	2,202
Loss carryforward	25,847	73,065
	27,932	75,267
Less: valuation allowance	(3,958)	(57,700)
	23,974	17,567
Deferred tax liability, current
Accrued revenue (net of cost)	(90,777)	(207,490)
	(90,777)	(207,490)
Deferred tax liabilities, non-current
Depreciation expense	-	(22,017)
	$-	$(22,017)

The Company has net operating losses of $103,390 as of December 31, 2015. If not used, such losses will start expiring from the beginning of 2017.

For the purpose of presentation in the consolidated balance sheets, certain deferred income tax assets and liabilities have been offset. The following is the analysis of the deferred income tax balances for financial reporting purpose:

	December 31,
	2015	2014
Deferred tax assets, current	$-	$-
Deferred tax assets, non-current	23,974	-
Deferred tax liabilities, current	(35,273)	(181,482)
Deferred tax liabilities, non-current	-	(4,450)

Note 8 – SHORT TERM LOANS

Short term loans and related guarantees are comprised of the following:

		December 31, 2015	December 31, 2014
	Guarantee	Balance	Balance
Bank of China, Tainan Branch	Taian Development District Taishan Venture Capital Co., Ltd, Gary Wang and Yongjie Yang	$-	$813,537
Shanghai Pudong Development Bank, Jinan Branch	Taian Hongze Investment Guarantee Co., Ltd and Gary Wang	-	1,627,075
Industrial Bank Co., Ltd., Taian Branch	Taian Development District Taishan Venture Capital Co., Ltd and Gary Wang	1,540,666	1,627,075
China Construction Bank, Yongchuan Branch	Chongqing Shuangye Financing Guarantee Co., Ltd, Taiying, Gary Wang and Yongjie Yang	-	1,301,660

Subtotal of bank loans		$1,540,666	$5,369,347

The annual interest rates of the short-term bank loans listed above ranged from 6.4% to 9.0%.

In addition to the short-term bank loans, the Company also entered into short term loan agreements with other third party individuals and companies for the years ended December 31, 2015, 2014 and 2013. For the year ended December 31, 2015, the Company borrowed $2,192,004 from one third party individual and three third party companies, and repaid an amount of $2,171,291. A loan with an amount of $965,018 was secured by certain fixed assets of Taiying and was charged with a monthly interest rate of 1.67%. The net carrying value of the fixed assets of Taiying pledged for the loan amounted to $2,493,055. As of December 31, 2015, this secured loan has been paid off. All other three loans are unsecured and bear an annual interest rate ranging from 0% to 10%. For the year ended December 31, 2014, the Company borrowed $2,017,122 from two third party individuals and three third party companies, and repaid an amount of $1,818,609. For the year ended December 31, 2013, the Company borrowed $4,314,014 from third party individuals and companies and repaid in full. For the years ended December 31, 2014 and 2013, all these loans are unsecured and bear no interest. The loans were borrowed primarily to pay off salaries and other payable related to the business operation. The balance of short term loans with third party individuals and companies other than the banks as of December 31, 2015 and 2014 was $207,813 and $198,513, respectively.

The interest expenses for the years ended December 31, 2015, 2014 and 2013 were $278,363, $552,894 and $468,823, respectively.

Note 9 – RELATED PARTY TRANSACTIONS

The related parties consist of the following:

Name of Related Party	Nature of Relationship
David Wang	Shareholder, Director and Chief Financial Officer

Guoan Xu	Shareholder, Director and Vice President

Limin Gao	Manager of Taiying

Gary Wang	Principal Shareholder, Director, Chief Executive Officer and Chairman of the Board

Yongjie Yang	Wife of Gary Wang

Qingmao Zhang	Principal Shareholder

Chunmei Sun	Wife of David Wang

Qiaolin Wang	Shareholder, Manager of Shandong Central BPO Industry Co., Ltd.

Beijing Taiying	Sole Shareholder

Shandong Luk Information Technology Co., Ltd.	Controlled by the brother of Gary Wang

Chongqing Ruixuan Technology Co., Ltd.	Controlled by Beijing Taiying

Chongqing Shenggu Human Resources Co., Ltd.	Controlled by Beijing Taiying

Chongqing Shenggu Investment Co., Ltd.	Controlled by Beijing Taiying

Chongqing Shenggu Construction Co., Ltd.	Controlled by Beijing Taiying

Shandong Shenggu Investment Co., Ltd.	Controlled by Beijing Taiying

Northern Shenggu Call Center Training School	Controlled by Beijing Taiying

Yantai Shenggu Human Resources Management Co., Ltd.	Controlled by Beijing Taiying

Chongqing Yongchuan Shenggu Training School	Controlled by Beijing Taiying

Revenues from related party

The Company was the subcontractor of Shandong Luk Information Technology Co., Ltd. (“Shandong Luk”) to provide BPO services, a related party controlled by the brother of Gary Wang. For the years ended December 31, 2015, 2014 and 2013, the Company generated related party revenues from Shandong Luk in the amount of $0, $11,407 and $520,869, respectively. The related party accounts receivable with Shandong Luk amounted to $353,513 and $373,339 as of December 31, 2015 and 2014, respectively.

Services provided by related party

The Company also subcontracted projects to the related party, Shandong Luk, and the related party provided services for amounts of $892,595, $718,756 and $0 for the years ended December 31, 2015, 2014 and 2013, respectively, which was recorded in cost of revenues. Out of the services provided, both parties agreed to use $26,830 and $426,434 to settle part of the balances that Shandong Luk owed to the Company as of December 31, 2015 and 2014, respectively.

Due from related parties

Due from related parties consist of the following:

Name of Related Party	December 31, 2015	December 31, 2014
Qiaolin Wang	$-	$2,948
Limin Gao	-	437
Chunmei Sun	-	76,485
Shandong Luk Information Technology Co., Ltd.	448,339	354,095
Beijing Taiying	15,406	-
Chongqing Ruixuan Technology Co., Ltd.	-	29,717
Chongqing Shenggu Human Resources Co., Ltd.	211,878	223,761
Chongqing Shenggu Investment Co., Ltd.	-	651
Chongqing Shenggu Construction Co., Ltd.	-	2,644
Shandong Shenggu Investment Co., Ltd.	-	2,441
Northern Shenggu Call Center Training School	-	65
Chongqing Yongchuan Shenggu Training School	-	70,733

	$675,623	$763,977

The amount owed to the Company by related party companies  and Chunmei Sun represents non-secured short-term loans obtained from the Company, which bears no interest and was due on demand.

The remaining amounts owed to the Company by individuals represent advances to the Company management members for business travel or business development purpose and cash advances to the related parties which were non-secured and interest-free.

Due to related parties

The balance of due to related parties was zero and $2,422 as of December 31, 2015 and 2014, respectively.

As of December 31, 2013, the Company obtained loans from Chunmei Sun for a total amount of $392,118. In 2014, the Company decided to pay Chunmei Sun the interest at an annual rate of 15% since the starting date of the loans. The loans used to bear no interest before 2014. The interest expense recorded for the related party loans amounted to $108,264 and $0 for the years ended December 31, 2014 and 2013, respectively. The loans were fully repaid in 2014.

Amounts owed by the Company represent non-secured loans obtained from related parties which were due on demand and expenses the related parties paid on behalf of the Company. Except the loan from Chunmei Sun mentioned above, all other loans obtained from related parties bear no interest.

Note 10 – MAJOR CUSTOMERS AND CREDIT RISK

The Company had two customers including their provincial subsidiaries in each of the three years ended December 31, 2015, 2014 and 2013 that contributed at least 10% of total revenues. The provincial subsidiaries of both customers are in the telecommunications industry, which collectively represents 64%, 74% and 78% of the total revenues for the years ended December 31, 2015, 2014 and 2013, respectively. The account receivable balances due from these two customers were $3,903,981 and $3,909,063 at December 31, 2015 and 2014, respectively.

The loss of one or more of its significant customers could have a material adverse effect on the Company’s business, operating results, or financial condition. The Company does not require collateral from its customers. To limit the Company’s credit risk, management performs periodic credit evaluations of its customers and maintains allowances for uncollectible accounts. Although the Company’s accounts receivable could increase dramatically as the Company grows its sales, management does not believe significant credit risk exists as of December 31, 2015 and 2014.

Notes 11 – INCOME TAXES

British Virgin Islands (“BVI”)

Under the current laws of BVI, China Customer Relations Centers, Inc. is not subject to tax on income or capital gain. In addition, payments of dividends by the Company to their shareholders are not subject to withholding tax in the BVI.

Hong Kong

The Company’s subsidiary, CBPO, is incorporated in Hong Kong and has no operating profit or tax liabilities during the period. CBPO is subject to tax at 16.5% on the assessable profits arising in or derived from Hong Kong.

PRC

The Company’s subsidiary and VIE registered in the PRC are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. On March 16, 2007, the National People’s Congress enacted a new enterprise income tax law, which took effect on January 1, 2008. The law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises. According to the tax law, entities that qualify as high and new technology enterprises (“HNTE”) supported by the PRC government are allowed a 15% preferential tax rate instead of the uniform tax rate of 25%.

Taiying was granted the HNTE valid for three years starting from June 12, 2009 and successfully renewed the qualification of HNTE in the year of 2012, and subsequently in the year of 2015. The qualification of HNTE will be renewed after evaluation by relevant government authorities every three years. Taiying is entitled to a preferential EIT rate of 15%. Other PRC entities are subject to the 25% EIT rate of their taxable income.

The provision for income taxes consists of the following:

	For the Years Ended December 31,
	2015	2014	2013
Current	$1,447,633	$526,202	$380,121
Deferred	(172,000)	109,657	214,119
Total	$1,275,633	$635,859	$594,240

The reconciliations of the PRC statutory income tax rate and the Company’s effective income tax rate are as follows:

	For the Years Ended December 31,
	2015	2014	2013
PRC statutory income tax rate	25.00%	25.00%	25.00%
Effect of income tax exemptions and reliefs	(4.82%)	(8.10%)	(7.79%)
Effect of expenses not deductible for tax purposes	0.83%	2.10%	3.25%
Effect of income not recognized for tax purposes	(2.17%)	(3.89%)	(4.25%)
Effect of valuation allowance on deferred income tax assets	0.02%	4.98%	0.00%
Effect of income tax rate difference under different tax jurisdictions	2.62%	6.21%	0.00%
Others	(0.39%)	0.00%	0.56%
Total	21.09%	26.30%	16.77%

Accounting for Uncertainty in Income Taxes

The tax authority of the PRC Government conducts periodic and ad hoc tax filing reviews on business enterprises operating in the PRC after those enterprises complete their relevant tax filings. Therefore, the Company’s PRC entities’ tax filings results are subject to change. It is therefore uncertain as to whether the PRC tax authority may take different views about the Company’s PRC entities’ tax filings, which may lead to additional tax liabilities.

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. The management evaluated the Company’s tax positions and concluded that no provision for uncertainty in income taxes was necessary as of December 31, 2015 and 2014.

Notes 12 – COMMITMENTS

The Company leases facilities with expiration dates between February 2016 and December 2024. Rental expense for the years ended December 2015, 2014 and 2013 was $1,426,695, $788,216 and $430,835, respectively. The Company has future minimum lease obligations as of December 31, 2015 as follows:

2016	$1,140,480
2017	952,541
2018	577,112
2019	478,275
2020	438,613
Thereafter	692,986
Total	$4,280,007

Note 13 – STATUTORY RESERVES

According to the Company Law in the PRC, companies are required to set aside 10% of their after-tax profit to general reserves each year, based on the PRC accounting standards, until the cumulative total of such reserves reaches 50% of the registered capital. These general reserves are not distributable as cash dividends to equity owners. The Company had appropriated $1,288,617 and $781,731 to statutory reserves as of December 31, 2015 and 2014, respectively.

Note 14 – SHAREHOLDERS’ EQUITY

On March 6, 2014, China Customer Relations Centers, Inc. (“CCRC”) was incorporated in the British Virgin Islands. On the same day, the Company issued 10,000 common shares at $0.001 per share to its incorporator for a consideration of $10.

On June 16, 2014, a total of 634,800 shares were issued at $1.85 per share to two individuals and three corporations with cash proceeds of $222,000 received in June, 2014 and the remaining cash proceeds received in July 2014.

On September 3, 2014, the Company entered into certain control agreements with Taiying and its sole shareholder, Beijing Taiying, pursuant to which we, by virtue of our ownership of CBPO and CBPO’s ownership of WFOE, control Taiying. In exchange for these control and grants, the shareholders of Beijing Taiying received ownership of the majority of the shares of CCRC. That is, 20 Beijing Taiying shareholders (including Gary Wang, who founded Taiying and is the chairman of the boards of both Taiying and CCRC) transferred their right to control Taiying to WFOE. Beijing Taiying shareholders then collectively received 15,284,800 of CCRC’s 15,929,600 presently issued and outstanding shares, representing 96% of CCRC’s issued common shares.

On September 3, 2014, the Company’s Board of Directors approved the 2014 Share Incentive Plan (“the Plan”). Under the Plan, awards of options and restricted stock may be granted. These options may be incentive stock options or non-statutory stock options. Under the Plan, a total of 1,832,960 unissued shares shall be reserved. The exercise price of an option shall not be less than 100% of the fair market value of such shares on the date of grant.

On December 18, 2015, the Company completed its initial public offering on the NASDAQ Capital Market under the symbol of "CCRC." The Company offered 2,400,000 common shares at $4 per share. Net proceeds raised by the Company from the initial public offering amounted to $8,497,024 after deducting underwriting discounts and commissions and other offering expenses. Out of the $8.5 million net proceeds, $500,000 was deposited into an escrow account to satisfy the initial $500,000 in potential indemnification obligations arising during an escrow period of two years following the closing date of December 18, 2015 and was presented as restricted cash.

As of the filing date, there is a total number of 18,329,600 shares outstanding.

