Form 20-F
period 2016-12-31
China Customer Relations Centers, Inc.
filed 2017-04-28
CIK 1620664

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2016

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☒

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Yes ☐ No ☐

 i

Defined Terms and Conventions

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only:

●	The terms “we,” “us,” “Company” “our company,” and “our” refer to China Customer Relations Centers, Inc. and its wholly-owned subsidiaries and its affiliated entities, including our variable interest entities and their subsidiaries;

●	China Customer Relations Center, Inc., a British Virgin Islands company (“CCRC” when referring solely to our British Virgin Islands listing company);

●	China BPO Holdings Limited, a Hong Kong company wholly-owned by CCRC (“CBPO”);

●	Shandong Juncheng Information Technology Co., Ltd., a Chinese company wholly-owned by CBPO (“WFOE”);

●	Shandong Taiying Technology Co., Ltd., an affiliated Chinese company that WFOE controls by virtue of contractual arrangements (“Taiying”);

●	Chongqing Central BPO Industry Co., Ltd., a wholly-owned subsidiary of Taiying (“Central BPO”);

●	Jiangsu Taiying Technology Co., Ltd., a wholly-owned subsidiary of Taiying (“JTTC”);

●	Hebei Taiying Communication BPO Co., Ltd., a subsidiary with 51% shares owned by Taiying (“HTCC”);

●	Shandong Central BPO Industry Co., Ltd., a wholly-owned subsidiary of Taiying (“SCBI”);

●	Jiangsu Central Information Service Co., Ltd., a wholly-owned subsidiary of Taiying (“JCBI”);

●	Anhui Taiying Information Technology Co., Ltd., a wholly-owned subsidiary of Taiying (“ATIT”);

●	Shandong Taiying Technology Nanning Branch Company, a wholly-owned branch company of Taiying (“STTNB”);

●	Shandong Taiying Technology Chongqing Branch Company, a wholly-owned branch company of Taiying (“STTCB”);

●	Jiangsu Taiying Information Service Co., Ltd., a wholly-owned subsidiary of Taiying (“JTIS”);

●	Jiangxi Taiying Technology Co., Ltd., a wholly-owned subsidiary of Taiying (“JXTT”);

●	Xinjiang Taiying Technology Co., Ltd., a wholly-owned subsidiary of Taiying (“XTTC”);

●	Nanjing Taiying E-Commerce Business Co., Ltd., a wholly-owned subsidiary of Taiying (“NTEB”);

●	Beijing Taiying Technology Co., Ltd., a wholly-owned subsidiary of Taiying (“BTTC”);

●	Zaozhuang Shenggu E-commerce Co. Ltd., a wholly owned subsidiary of BTTC (“ZSEC”);

●	“shares” and “common shares” refer to our common shares, $0.001 par value per share;

●

“Operating Companies” or “Operating Company” refer to, collectively or individually, as the case may be, to Taiying, Central BPO, BTTC, JTTC, HTCC, SCBI, JCBI, NTEB, STTNB, STTCB, JTIS, JXTT, XTTC and ZSEC;

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

In the table below, we provide you with summary financial data of our company. The selected consolidated statement of income and other comprehensive income data for the years ended December 31, 2014, 2015 and 2016 and the selected consolidated balance sheet data as of December 31, 2015 and 2016 are derived from our audited consolidated financial statements, which are included elsewhere in this annual report. The selected consolidated statement of income and comprehensive income data for the year ended December 31, 2013 and the selected consolidated balance sheet data as of December 31, 2013 and 2014 are derived from our audited consolidated financial statements, which are not included in this annual report. Historical results are not necessarily indicative of the results that may be expected for any future period. When you read this historical selected financial data, it is important that you read it along with the historical statements and notes and “Operating and Financial Review and Prospects” included elsewhere in this annual report.

Selected Consolidated Statement of Income and Other	For The Years Ended December 31,
Comprehensive Income Data	2016	2015	2014	2013	2012
(In U.S. dollars)
Total revenues	$72,731,706	$59,350,721	$42,673,139	$28,130,305	$21,780,782
Cost of revenues	53,098,552	46,891,617	35,188,331	23,757,669	19,436,755
Gross profit	19,633,154	12,459,104	7,484,808	4,372,636	2,344,027
Total operating expenses	11,082,106	7,259,279	5,779,600	3,085,437	2,649,439
Income (loss) from operations	8,551,048	5,199,825	1,705,208	1,287,199	(305,412)
Other income and (expenses)
Government grants	801,125	1,027,581	1,439,186	2,714,026	1,152,983
Other income	479,387	225,306	64,873	112,140	85,802
Other expense	(55,003)	(124,473)	(238,413)	(101,034)	(137,451)
Interest expense	(50,383)	(278,363)	(552,894)	(468,823)	(517,400)
Total other income	1,175,126	850,051	712,752	2,256,309	583,934
Income before provision for income taxes	9,726,174	6,049,876	2,417,960	3,543,508	278,522
Income tax provision	1,448,923	1,275,633	635,859	594,240	(35,066)
Net income	8,277,251	4,774,243	1,782,101	2,949,268	313,588
Earnings per common share – basic and fully diluted	$0.45/0.45	$0.30/0.30	$0.11/0.11	$0.19/0.19	$0.02/0.02

	As of December 31,
Selected Balance Sheet Data	2016	2015	2014	2013	2012
(In U.S. dollars)
Cash	$15,947,268	$13,623,849	$5,097,010	$5,714,563	$2,218,473
Total current assets	31,955,356	25,385,177	16,149,427	13,448,808	8,090,493
Total non-current assets	5,768,273	5,624,155	3,715,981	3,795,375	3,425,107
Total assets	37,723,629	31,009,332	19,865,408	17,244,183	11,515,600
Total current liabilities	9,220,397	9,245,817	10,684,120	14,391,502	8,508,025
Total non-current liabilities	-	-	4,450	-	-
Total liabilities	9,220,397	9,245,817	10,688,570	14,391,502	8,508,025
Total shareholders’ equity	28,503,232	21,763,515	9,176,838	2,852,681	3,007,575
Total liabilities and shareholders’ equity	$37,723,629	$31,009,332	$19,865,408	$17,244,183	$11,515,600

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

Exchange Rate Information

Our business is conducted in China, and the financial records of WFOE and Taiying are maintained in RMB, their functional currency. However, we use the U.S. dollar as our reporting currency; therefore, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then-current exchange rates, for the convenience of the readers. Our financial statements have been translated into U.S. dollars in accordance with Accounting Standards Codification (“ASC”) 830-10, “Foreign Currency Matters.” We have translated our asset and liability accounts using the exchange rate in effect at the balance sheet date. We translated our statements of operations using the average exchange rate for the period. We reported the resulting translation adjustments under other comprehensive income. Unless otherwise noted, we have translated balance sheet amounts with the exception of equity at December 31, 2016 at 6.9437 RMB to $1.00 as compared to RMB 6.4907 to $1.00 at December 31, 2015. The average translation rates applied to income statement accounts for the years ended December 31, 2016, 2015 and 2014 were RMB 6.6430, RMB 6.2175 and RMB 6.1457, respectively.

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

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

Forex Exchange Rate

	(RMB per U.S. Dollar)
	Period End	Average

2012	6.3086	6.3116
2013	6.1104	6.1905
2014	6.1460	6.1457
2015	6.4907	6.2175
2016	6.9437	6.6430
November 2016	6.8863	6.8420
December 2016	6.9437	6.9307
January 2017	6.8808	6.8974
February 2017	6.8683	6.7703
March 2017	6.8905	6.8882
April 2017 (through April 27)	6.8947	6.8875

B.	Capitalization and indebtedness.

Not applicable for annual reports on Form 20-F.

C.	Reasons for Offer and use of Proceeds.

Not applicable for annual reports on Form 20-F.

D.	Risk Factors.

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

For the years ended December 31, 2016, 2015and 2014, a majority of our net revenues were derived from clients in the telecommunications industry. The success of our business largely depends on continued demand for our services from clients in the telecommunications industry, as well as on trends in the telecommunications industry to outsource customer relation management services. A downturn in any of our targeted industries, particularly the telecommunications, a slowdown or reversal of the trend to outsource customer relation management services in any of these industries or the introduction of regulations that restrict or discourage companies from outsourcing could result in a decrease in the demand for our services, which in turn could harm our business, results of operations and financial condition. Any significant reduction in or the elimination of the use of the services we provide within any of these industries would result in reduced revenues and harm our business. Our clients may experience rapid changes in their prospects, substantial price competition and pressure on their profitability. This, in turn, may result in increasing pressure on us from clients in these key industries to lower our prices, which could negatively affect our business, results of operations and financial condition.

We depend on the provincial subsidiaries of China Mobile and China Telecom for a significant portion of our revenues, and this dependency is likely to continue. Any deterioration of such relationships may result in severe disruptions to our business operations and the loss of the majority of our revenues.

We have derived, and believe that in the foreseeable future we will continue to derive, a significant portion of our revenues from a limited number of clients. In 2016, the provincial subsidiaries of China Mobile and China Telecom accounted for 10% or more of our net revenues, and in the aggregate accounted for 48% of our net revenues. In 2015, the provincial subsidiaries of China Mobile and China Telecom accounted for 10% or more of our net revenues, and in the aggregate accounted for 64% of our net revenues. In 2014, the provincial subsidiaries of China Mobile and China Telecom accounted for 10% or more of our net revenues, and in the aggregate accounted for 74% of our net revenues. Our top five clients accounted for approximately 71%, 78% and 84% of our net revenues in 2016, 2015 and 2014, respectively.

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

Our principal customers are telecommunications companies that operate in a highly regulated environment. Major telecommunications companies in China are state-owned or controlled, and their business decisions and strategies are affected by government budgeting and spending plans. In addition, in December 2001, the Ministry of Industry and Information Technology of China promulgated a set of regulations governing telecommunications providers, and these regulations were amended in 2015 with a classification system that covers, among other things, Type 2 (hereafter defined) value added service providers such as us. Changes in the regulatory system may impose new costs and burdens on us, or affect us indirectly by imposing new burdens and obligations onto our customers that, in turn, may be passed on to us under our agreements with customers. If such changes occur, our financial performance may be adversely affected.

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

Rapid advances in technology, industry standards and customer demands characterize the telecommunications industry. New technologies, industry standards or market demands may render our existing services or technologies less competitive or even obsolete. Telecommunications operators in the PRC are currently in the process of implementing 4G telecommunications services and introducing 5G telecommunications services by 2020. Responding and adapting to 4G, 5G and other technological developments and standard changes in our industry may require substantial time, effort and capital investment. If we are unable to respond successfully to technology, industry and market developments, such developments may materially adversely affect our business, results of operations and competitiveness.

Our operating margin will suffer if we are not able to maintain our pricing, utilize our employees and assets efficiently or maintain and improve the current mix of services that we deliver.

Our operating margin is largely a function of the prices that we are able to charge for our services, the new programs we are able to develop, the efficient use of our assets, the utilization of our employees, and the geographical location from which we deliver services. For example, China Mobile Beijing has transferred a portion of its call center service business to our Shandong Province location in an effort to reduce costs and Xiaoju Technology Co., Ltd. (DiDi) has transferred a portion of its call center service business to our Shandong and Jiangsu Province locations. Our business model is predicated on our ability to objectively quantify the value that we provide to our clients. If we fail to succeed on any of these objectives, we may experience a decline in our current operating margin.

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

Wage costs for our call center professionals and other employees form a significant part of our costs. For instance, in 2016, 2015 and 2014, our compensation and benefit expenses in respect of our professionals was $51.43 million, $43.62 million and $31.62 million, accounting for 71%, 73% and 74% of our total revenues, respectively. Because of rapid economic growth and increased competition for skilled employees in China, we may need to increase our levels of employee compensation more rapidly than in the past to remain competitive in retaining the quality and number of employees that our business requires. Increases in the wages and other compensations we pay our employees in China could reduce our competitive strength; especially if increase in wage costs of our call center professionals exceeds increase in our call center professionals’ billing rate, we may suffer a reduction in profit margins. In addition, the future issuance of equity-based compensation to our professional staff and other employees would also result in additional stock dilution for our shareholders.

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

We may not have adequate operational, administrative and financial resources to sustain the growth we want to achieve. Taiying was incorporated in December 2007. As of December 31, 2016, we had a total of approximately 5,963 full-time employees and 1,820 part-time employees and interns. We have experienced rapid growth in our employee headcount. This expansion has resulted, and will continue to result, in substantial demands on our management resources. To manage our growth, we must develop and improve our existing administrative and operational systems and our financial and management controls and further expand, train and manage our work force. As we continue these efforts, we may incur substantial costs and expend substantial resources due to, among other things, different technology standards, legal considerations and cultural differences.

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

We may not pay dividends.

We have not previously paid any cash dividends, and we do not anticipate paying any dividends on our common shares. Although we have achieved net profitability in 2016, 2015 and 2014, we cannot assure that our operations will continue to result in sufficient revenues to enable us to operate at profitable levels or to generate positive cash flows. Furthermore, there is no assurance that our Board of Directors will declare dividends even if we are profitable. Dividend policy is subject to the discretion of our Board of Directors and will depend on, among other things, our earnings, financial condition, capital requirements and other factors. If we determine to pay dividends on any of our common shares in the future, we will be dependent, in large part, on receipt of funds from Taiying. See “Dividend Policy.”

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

Our intellectual property rights are important to our business. We rely on a combination of trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. We presently hold two patents, one registered trademark and have been granted registered computer software ownership rights to fifty pieces of intellectual property rights by the China State Copyright Bureau. In addition, we enter into confidentiality agreements with some of our employees and consultants, and control access to and distribution of our documentation and other licensed information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our technology without authorization, or to develop similar technology independently. Since the Chinese legal system in general, and the intellectual property regime in particular, is relatively weak, it is often difficult to enforce intellectual property rights in China. In addition, confidentiality agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China or elsewhere. In addition, policing any unauthorized use of our intellectual property is difficult, time-consuming and costly and the steps we have taken may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

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

The transfer to this reserve must be made before distribution of any dividend to shareholders. The surplus reserve fund is non-distributable other than during liquidation and can be used to fund previous years’ losses, if any, and may be utilized for business expansion or converted into share capital by issuing new shares to existing shareholders in proportion to their shareholding or by increasing the par value of the shares currently held by them, provided that the remaining reserve balance after such issue is not less than 25% of the registered capital. As of December 31, 2016 and 2015, the accumulated appropriations to statutory reserves amounted to $2,067,835 and $1,288,617 respectively.

WFOE is required to allocate a portion of its after-tax profits, as determined by its board of directors, to the general reserve, and the staff welfare and bonus funds, which may not be distributed to equity owners.

Pursuant to the “Wholly Foreign-Owned Enterprise Law of the P.R. China (2016 Revision)” and “Implementing Rules for the Law of the People’s Republic of China on Wholly Foreign Owned Enterprises (2014 Revision)”, WFOE is required to allocate a portion of its after-tax profits in accordance with its Articles of Association, to the general reserve, and the staff welfare and bonus funds. No lower than 10% of an enterprise’s after tax-profits should be allocated to the general reserve. When the general reserve account balance is equal to or greater than 50% of the WFOE’s registered capital, no further allocation to the general reserve account is required. According to the Articles of Association of WFOE, WFOE’s board of directors determines the amount contributed to the staff welfare and bonus funds. The staff welfare and bonus fund is used for the collective welfare of the staff of WFOE. These reserves represent appropriations of retained earnings determined according to PRC law.

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

Our business may be materially and adversely affected if any of our Operating Companies declare bankruptcy or become subject to a dissolution or liquidation proceeding.

The Enterprise Bankruptcy Law of China provides that an enterprise may be liquidated if the enterprise fails to settle its debts as and when they fall due and if the enterprise’s assets are, or are demonstrably, insufficient to clear such debts.

Our Operating Companies hold certain assets that are important to our business operations. If any of our Operating Companies undergoes a voluntary or involuntary liquidation proceeding, unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

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

Failure to comply with the Individual Foreign Exchange Rules relating to the overseas direct investment or the engagement in the issuance or trading of securities overseas by our Chinese resident stockholders may subject such stockholders to fines or other liabilities.

Other than Circular 37, our ability to conduct foreign exchange activities in China may be subject to the interpretation and enforcement of the Implementation Rules of the Administrative Measures for Individual Foreign Exchange promulgated by SAFE in January 2007 (as amended and supplemented, the “Individual Foreign Exchange Rules”). Under the Individual Foreign Exchange Rules, any Chinese individual seeking to make a direct investment overseas or engage in the issuance or trading of negotiable securities or derivatives overseas must make the appropriate registrations in accordance with SAFE provisions. Chinese individuals who fail to make such registrations may be subject to warnings, fines or other liabilities.

We may not be fully informed of the identities of all our beneficial owners who are Chinese residents. For example, because the investment in or trading of our shares will happen in an overseas public or secondary market where shares are often held with brokers in brokerage accounts, it is unlikely that we will know the identity of all of our beneficial owners who are Chinese residents. Furthermore, we have no control over any of our future beneficial owners and we cannot assure you that such Chinese residents will be able to complete the necessary approval and registration procedures required by the Individual Foreign Exchange Rules.

It is uncertain how the Individual Foreign Exchange Rules will be interpreted or enforced and whether such interpretation or enforcement will affect our ability to conduct foreign exchange transactions. Because of this uncertainty, we cannot be sure whether the failure by any of our Chinese resident stockholders to make the required registration will subject our subsidiaries to fines or legal sanctions on their operations, delay or restriction on repatriation of proceeds of this offering into the China, restriction on remittance of dividends or other punitive actions that would have a material adverse effect on our business, results of operations and financial condition.

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

Our business benefits from certain government grants and incentives, and such grants decreased significantly during 2016. Expiration, reduction or discontinuation of, or changes to, these incentives will increase our burden and reduce our net income.

The Company has received grants from various governmental agencies after meeting certain conditions, such as locating call centers in their jurisdictions or obtaining certain technological certifications. Government grants represented 22% of our net income during 2015. In 2016, grants represented 10% of net income.

The Company has benefitted from such grants and subsidies. In particular, The Company recently received:

●	A one-time subsidy of $186,663 in 2016 from Department of Finance of Shandong Province for enterprise special support fund;

●	A one-time subsidy of $3,274 in 2016 from Taian Finance Bureau for Undergrads Internship Subsidy;

●	A one-time subsidy of $481 in 2016 from Taian Tax Bureau for the Individual Tax payment;

●	A one-time subsidy of $13,985 in 2016 from Taian Finance Bureau for the Unemployment Insurance Fund payment;

●	A one-time subsidy of $7,527 in 2016 from Taian Finance Bureau for the Brand Technology Creativity Award;

●	A one-time subsidy of $270,962 in 2016 from Chongqing Yongchuan District People’s Government for the office renovation fees. The amount was included in deferred revenue as the performance obligation is not fulfilled;

●	A one-time subsidy of $130,226 in 2016 from Chongqing Finance Bureau for Undergrads Internship Subsidy;

●	A one-time subsidy of $119,890 in 2016 from Chongqing Finance Bureau for the Unemployment Insurance Fund payment;

●	A one-time subsidy of $86,953 in 2016 from Chongqing Finance Bureau for the Loan Interest Subsidy

●	A one-time subsidy of $2,629 in 2016 from Chongqing Finance Bureau;

●	A one-time subsidy of $66,081 in 2016 from Yantai Finance Bureau;

●	A one-time subsidy of $2,045 in 2016 from Yantai Finance Bureau for the Unemployment Insurance Fund payment;

●	A one-time subsidy of $7,529 in 2016 from Taizhou Finance Bureau;

●	A one-time subsidy of $140,273 in 2016 from Taizhou Finance Bureau for Tax Refund;

●	A one-time subsidy of $12,163 in 2016 from Huaian Finance Bureau;

●	A one-time subsidy of $12,131 in 2016 from Huaian Finance Bureau for the Unemployment Insurance Fund payment;

●	A one-time subsidy of $9,275 in 2016 from Nanjing Gaochun District Finance Bureau for Tax Refund;

●	A one-time subsidy of $7,817 in 2015 from Taian Finance Bureau for Undergrads Intership Subsidy;

●	A one-time subsidy of $211 in 2015 from Taian Tax Bureau for the Individual Tax payment;

●	A one-time subsidy of $48,251 in 2015 from Taian Finance Bureau for Construction of Training System and Brand Building;

●	A one-time tax credit of $350,265 in 2015 from Local File (Great Development of West China) Investment Promotion for Four Exemptions and Four Reductions on Business Tax and Value Added Tax;

●	A one-time subsidy of $9,811 in 2015 from Chongqing Yongchuan District Finance Bureau;

●	A one-time subsidy of $23,603 in 2015 from Chongqing Finance Bureau for Chongqing Undergrads Intership Subsidy;

●	A one-time subsidy of $76,968 in 2015 from Chongqing Finance Bureau for the Unemployment Insurance Fund payment;

●	A one-time subsidy of $33,775 in 2015 from Chongqing Finance Bureau; and

●	A one-time subsidy of $476,880 in 2015 from Nanchang Qingshanhu District Dongzhen People’s Government for the office rental and renovation fees.

In addition, in 2016, 2015 and 2014, the Chinese government granted Taiying a 15% income tax rate, which is less than the standard 25% income tax rate in the PRC.

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

PRC’s labor law restricts our ability to reduce our workforce in the PRC in the event of an economic downturn and may increase our production costs.

In December 2012, the National People’s Congress of the PRC enacted the Decision to Amend the Labor Contract Law, according to the decision, the new Labor Contract Law became effective on July 1, 2013. To clarify certain details in connection with the implementation of the Labor Contract Law, the PRC State Council promulgated the Implementing Rules for the Labor Contract Law on September 18, 2008, which came into effect immediately. The legislation formalized workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions. Considered one of the strictest labor laws in the world, among other things, this new law provides for specific standards and procedures for the termination of an employment contract and places the burden of proof on the employer. In addition, the law requires the payment of a statutory severance pay upon the termination of an employment contract in most cases, including the case of the expiration of a fixed-term employment contract. Further, the law requires an employer to conclude an “employment contract without a fixed-term” with any employee who either has worked for the same employer for 10 consecutive years or more or has had two consecutive fixed-term contracts with the same employer. An “employment contract without a fixed term” can no longer be terminated on the ground of the expiration of the contract, although it can still be terminated pursuant to the standards and procedures set forth under the new law. Because of the lack of precedent for the enforcement of such a law, the standards and procedures set forth under the law in relation to the termination of an employment contract have raised concerns among foreign investment enterprises in the PRC that such an “employment contract without a fixed term” might in fact become a “lifetime, permanent employment contract.” Finally, under the new law, downsizing of either more than 20 people or more than 10% of the workforce may occur only under specified circumstances, such as a restructuring undertaken pursuant to the PRC’s Enterprise Bankruptcy Law, or where a company suffers serious difficulties in production and/or business operations, or where there has been a material change in the objective economic circumstances relied upon by the parties at the time of the conclusion of the employment contract, thereby making the performance of such employment contract not possible. To date, there has been very little guidance or precedent as to how such specified circumstances for downsizing will be interpreted and enforced by the relevant PRC authorities. All of our employees working for us exclusively within the PRC are covered by the new law and thus, our ability to adjust the size of our operations when necessary in periods of recession or less severe economic downturns may be curtailed. Accordingly, if we face future periods of decline in business activity generally or adverse economic periods specific to our business, this new law can be expected to exacerbate the adverse effect of the economic environment on our results of operations and financial condition.

We may be subject to fines and legal sanctions by SAFE or other PRC government authorities if we or our employees who are PRC citizens fail to comply with PRC regulations relating to employee stock options granted by offshore listed companies to PRC citizens.

On February 15, 2012, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Issues Concerning the Administration of Foreign Exchange Used for Domestic Individuals’ Participation in Equity Incentive Plans of Companies Listed Overseas, or Circular 7. Under Circular 7, Chinese citizens who are granted share options by an offshore listed company are required, through a Chinese agent or Chinese subsidiary of the offshore listed company, to register with SAFE and complete certain other procedures, including applications for foreign exchange purchase quotas and opening special bank accounts. We and our Chinese employees who have been granted share options are subject to Circular 7. Failure to comply with these regulations may subject us or our Chinese employees to fines and legal sanctions imposed by SAFE or other PRC government authorities and may prevent us from further granting options under our share incentive plans to our employees. Such events could adversely affect our business operations.

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

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, this offering and our reputation and could result in a loss of your investment in our shares, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantially all of their operations in China, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in some cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our company, our business and this offering. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend the Company. This situation may be a major distraction to our management. If such allegations are not proven to be groundless, our company and business operations will be severely hampered and your investment in our shares could be rendered worthless.

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

The trading prices for our common shares have fluctuated since we first listed our common shares. Since our common shares became listed on the NASDAQ on December 21, 2015, the trading price of our common shares has ranged from  $4.39 to $22.00 per common share, and the last reported trading price on April 27, 2017 was $14.66 per common share. The market price of our common shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

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

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies which could have an adverse effect on our results of operations.

Upon completion of this offering, we will be a reporting company in the United States. As a reporting company, we will be required to file periodic reports with the Securities and Exchange Commission upon the occurrence of matters that are material to our company and shareholders. In some cases, we will need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our company. Similarly, as a U.S.-listed public company, we will be governed by U.S. laws that our competitors, which are mostly private Chinese companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public listing could affect our results of operations.

Our classified board structure may prevent a change in control of our company.

Our board of directors is divided into three classes of directors. Directors of the first class hold office for a term expiring at the next annual meeting of shareholders, directors of the second class hold office for a term expiring at the second succeeding annual meeting of shareholders and directors of the third class hold office for a term expiring as the third succeeding annual meeting shareholders. Directors of each class are chosen for three-year terms upon the expiration of their current terms. The staggered terms of our directors may reduce the possibility of a tender offer or an attempt at a change in control, even though a tender offer or change in control might be in the best interest of our shareholders.  See “Management – C. Board Practices.”

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

Corporate History – Central BPO, JTTC HTCC, SCBI, JCBI, ATIT, STTNB, STTCB, JTIS, NTEB, JXTT, XTCC, BTTC and ZSEC

Taiying incorporated the following subsidiaries on the dates indicated below:

●	Central BPO – January 28, 2010;

●	JTTC – February 25, 2010;

●	HTCC – April 20, 2010;

●	SCBI – August 9, 2012;

●	JCBI – December 12, 2013;

●	ATIT – December 26, 2013;

●	STTNB – May 28, 2013;

●	STTCB – February 22, 2013;

●	JTIS – July 1, 2014;

●	NTEB – December 25, 2014;

●	JXTT – January 8, 2015;

●	XTTC – March 20, 2015; and

●	BTTC – June 30, 2015

●	ZSEC – June 16, 2016

Purpose and Significance of Taiying and its Subsidiaries, Central BPO, JTTC, HTCC, SCBI, JCBI, ATIT, STTNB, STTCB, JTIS, NTEB, JXTT, XTTC, BTTC and ZSEC

Taiying and its subsidiaries operate call centers throughout China. Below is a list of the call centers Taiying and each subsidiary operates, along with the revenue allocated to each call center for 2016.

●	Central BPO operates a call center located in Chongqing and accounted for approximately 29.93% of revenue in 2016.

●	JTTC operates a call center located in Taizhou city, Jiangsu province, and accounted for approximately 6.30% of revenue in 2016.

●	SCBI operates a call center located in Yantai city, Shandong province, and accounted for approximately 5.94% of revenue in 2016.

●	JCBI operates a call center located in Kunshan city, Jiangsu province, and accounted for approximately 1.50% of revenue in 2016.

●	ATIT operates a call center located in Hefei city, Anhui province, and accounted for approximately 1.80% of revenue in 2016.

●	STTNB operates a call center located in Nanning city, Guangxi province, and accounted for approximately 3.96% of revenue in 2016.

●	STTCB does not operate a call center as the services were outsourced from Central BPO.

●	HTCC operates a call center located in Sanhe city, Hebei province, and is accounted for approximately 3.82% of revenue in 2016.

●	JTIS operates a call center located in Huaian city, Jiangsu province, and is accounted for approximately 7.63% of revenue in 2016.

●	NTEB does not operate any call center as it provides technological support to other call centers. Accordingly, NTEB does not generate any external revenues.

●	JXTT operates a call center located in Nanchang city, Jiangxi province, and is accounted for approximately 5.08% of revenue in 2016.

●	XTTC operates a call center located in Changji City, Xinjiang Uygur Autonomous Region, and is accounted for approximately 10.55% of revenue in 2016.

●	Taiying operates a call center located in Taian City, Shandong province, which accounted for approximately 23.50% of revenue in 2016.

●	BTTC does not operate any call center. It does not generate any external revenues.

●	ZSEC did not operate any call center, and did not generate any revenue currently. Taiying began to send employees to work at a customer’s facilities, in order to develop the BPO service area around Zaozhuang City, Shandong Province.

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

As we grow, we continue to expand our national presence and service offerings to increase revenue, improve operational efficiencies and drive brand loyalty for our clients. Our service is currently delivered from our call centers located in Shandong Province, Jiangxi Province, Hebei Province, Anhui Province, the Xinjiang Uygur Autonomous Region, the Guangxi Zhuang Autonomous Region and Chongqing City, which have a total capacity of 11,057 seats. In addition to answering and responding to inbound calls, we also make outbound cold calls to assist the provincial subsidiaries of China Mobile and China Telecom in promoting their own mobile value-added service MVAS products, such as weather, health, education and farming related MVAS to targeted China Mobile and China Telecom subscribers. Our largest clients in terms of revenue for the year ended December 31, 2016 were China Mobile, China Telecom, China Construction Bank, Alipay Internet Technology and Haier.

In addition, we have received several industry awards and asked to participate in several important industry activities. Notable awards and activities include:

●	“Business Work Advanced Unit of Taian City”, awarded by the People’s Government of Taian on February 2016;

●	“Golden Earphone Award - China Best Call Center (Runoff Election)” for 2016, awarded by CCM World Group;

●	Golden Earphone Award - China Best Call Center (Excellent Outsourcing Service)” for 2016, awarded by CCM World Group;

●	“Golden Voice Award - China Best Outsourcing Customer Contact Center” for 2016, awarded by 51 Call Center;

●	“Scientific Development Advanced Enterprise” for 2015, awarded by the Management Committee of Taian Gaoxin District and the Party Working Committee of Taian Gaoxin District;

●	“Opening Up Work Advanced Enterprise” for 2015, awarded by the Management Committee of Taian Gaoxin District and the Party Working Committee of Taian Gaoxin District;

●	“Science Development Advanced Enterprise in Taian Gaoxin District” for 2015, awarded by Taian Gaoxin District Party and Labor Management Commission;

●	“Pulitzer Award of Shandong Service Outsourcing” for 2015, awarded by Shandong Service Outsourcing Association;

●	“Golden Voice Award - China Best Outsourcing Customers Contact Center (Inbound Calling)” for 2015, awarded by 51 Call Center;

●	“Golden Earphone Award” for 2015, awarded by CCM World Group;

●	“The Well Known Servicing Enterprise Who has the Most Growth Potential in China” for 2014, awarded by The Expert Committee of China Service and Trade Association;

●	“Important Contact Candidates of Outsourcing Enterprises” for 2012, by Ministry of Commerce of the People’s Republic of China;

●	“Shandong Province Service Outsourcing Growing Enterprise” for 2012, awarded by Shandong Province Department of Commerce;

●	“China’s Best Outbound Outsourcing Contact Center of the Year” for 2011, awarded by the Ministry of Industry and Information Technology based on the number of call center seats, number of employees, quality of customers, and quality of service;

●	“The Promising Star of China’s Best Outsourcing Contact Center of the Year” for 2011, awarded to Taiying’s subsidiary, Chongqing Centre BPO Industry Co., Ltd., by the Ministry of Industry and Information Technology based on the number of call center seats, number of employees, quality of customers, and quality of service;

●	“China’s Best Inbound Outsourcing Contact Center of the Year” for 2009, awarded by the Ministry of Industry and Information Technology based on the number of call center seats, number of employees, quality of customers, and quality of service;

●	“100 Strongest Outsourcing Company” for 2009, recognition granted by MOFCOM based on the number of call center seats, number of employees, quality of customer and quality of service;

●	being named as one of only four team members of the Ministry of Industry and Information Technology’s China Call Center BPO Industry Guideline Drafting Team;

●	being named the Leading Call Center BPO Enterprise by the government of Shandong Province (we believe we are only one of no more than three companies to have been so named to date);

●	being chosen as the College Graduates Employment Training Base by the Youth League of Shandong Province; and

●	being chosen as the College Graduates Employment Training Base by the Youth League of Shandong Province.

In addition, our CEO, Gary Wang, was awarded the Golden Voice Award – China Customer Service Leader for 2016, awarded by 51 Call Center, Operational Manager of the Best Enterprise in 2015, awarded by the Taian Gaoxin District Party Labor and Management Commission and the Outstanding Contribution Award of China Customer Contract Center Industry 2015, awarded by the Alliance Institute of China Calling Center an BPO Industry. Further, he is one of the ten people recognized to receive the 2013 Outstanding People Award of China Software Outsourcing and Information Technology Service Industry, an award jointly issued by China Software Outsourcing and Information Technology Service Industry Alliance and the Software and Integrated Circuit Promotion Center of the Ministry of Industry and Information Technology (MIIT). Mr. Wang was also one of the fifteen people recognized to receive the 2011 and 2009 China Sourcing Person of the Year within the China Software and Information Industry Category, and award given by MIIT. Our CFO, David Wang, was awarded the Outstanding People Award of China IT Service Industry for 2014 and 2015, awarded by the Alliance of China IT Service Industry. All of these awards and appointments were made by independent entities in open competitions with others in the industry. We believe they reflect widespread recognition of our stature and success in our industry as well as the quality of our service.

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

Telecommunications Market

According to the Ministry of Industry and Information Technology, at the end of July 2016, the number of China’s mobile phone subscribers increased to approximately 1.3 billion. According to China Internet Network Information Center at the end of 2016, China had approximately 695 million mobile internet users, the percentage of those using mobile phones to go online reaching 95%. With intensified competition in the telecommunications market, major telecommunication companies such as China Mobile are making transitions from voice-centric to data-centric operations, from communications to mobile Internet and information consumption, and from mobile communication operations to innovative full service operations.

Growth in China’s telecommunications sector continues to be influenced by the country’s overall economy. China’s gross domestic product (“GDP”) increased 6.7% over the previous year, according to the National Statistical Bureau of China.

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

China’s Banking Industry

China’s banking system has grown considerably in recent years. According to the Institute of International Finance, China’s bank assets have grown more than five-fold over the last decade, as compared with a 40-50% increase in the US, Euro Area, and Japanese bank assets. According to Bankrate’s website, in 2016, the top four of the world’s largest banks by asset size are Chinese banks. The total assets of the Industrial and Commercial Bank of China, the biggest bank in the world reached $3.62 trillion.

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

Online Retail Market

China’s online retail market is expected to benefit from its large population of Internet users. According to China Internet Network Information Center, China had the world’s largest Internet population with 731 million users as of December 31, 2016. According to China Internet Network Information Center, China has the world’s largest mobile Internet user base with 695 million users as of end of 2016, and mobile usage is expected to increase, driven by the growing adoption of mobile devices. The increased usage of mobile devices will make access to the Internet even more convenient, drive higher online shopper engagement and enable new applications.

In 2016, the total transaction value of China’s online shopping market exceeded $752 billion, an increase of 26.2% over the previous year, according to China Internet Watch. This number is expected to increase as a result of continued growth in Internet users as well as an increased proportion of Internet users making purchases online. Our recent execution of an outsourcing contract with a subsidiary of Alibaba, China’s largest online retailer will, we believe, position us favorably in providing outsourcing services to the online retail market. Alibaba is expected to reach gross merchandise volume of $912 billion in the calendar year 2020.

Our Competitive Strengths

We believe the following strengths differentiate us from our competitors in our market in China:

●	We are a provider of telecommunications call center BPO services to subsidiaries of two significant telecommunications carriers in China. Our principal operating company, Taiying, is a provider of call center BPO services to the provincial subsidiaries of two of the three telecommunications carriers in China, specifically China Mobile and China Telecom;

●	We have developed comprehensive and scalable solutions. Taiying has developed different programs to maximize outbound calling professionals’ performance across all three major sales metrics: (i) units sold - conversion rate and sales per hour, (ii) customer retention, and (iii) customer satisfaction from a positive sales experience. Taiying benefits from economies of scale as a result of being one of the largest telecommunications call center BPO operation in China;

●	We possess a commitment to innovation and quality service. Taiying, JTIC, JXTY, SCBI and Central BPO have respectively obtained an aggregate 50 registered computer software ownership rights from the China State Copyright Bureau. Taiying has attained several awards in recognition of its efforts in setting up national call center standards and in improving the quality of call center service; and Taiying has been recognized with awards and certificates by a variety of government entities for its efforts in call center BPO service;

●

We possess a strategic, national presence. We have 11 call center locations in 10 provinces in the PRC China, with the intention to service 18 provinces, 2 autonomous region, and 4 directly-administered municipalities (Beijing, Shanghai, Tianjin, and Chongqing). We believe that our customers value this strong national presence and our ability to do business in multiple geographic regions in the PRC depending on factors such as the life cycle of their products, the complexity of the work being performed, the cultural and local language requirements, and the economics of the total service solution. Our resulting ability to customize a multi-geographic strategy enhances our ability to win new clients or expand our market share with existing clients;

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

We intend to develop new client relationships. We intend to capitalize on growth opportunities driven by a trend towards use of third party BPO service providers in China’s call center outsourcing market. The 11,057 seat capacity of our existing facilities in Shandong, Jiangsu Province, Jiangxi Province, Hebei Province, Anhui Province, the Xinjiang Uygur Autonomous Region, the Guangxi Zhuang Autonomous Region and Chongqing City represents what we believe is a very small percentage of China’s BPO market, which leaves potential for us to gain market share;

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

We currently derive a significant portion of our revenue from telecommunications clients. We receive most of our revenue from a small number of clients; we derived 71% and 78% of our revenues in 2016 and 2015, respectively, from our five largest clients.

We primarily utilize our cash flow from operations and short-term loans to fund working capital, and other strategic and general operating purposes. As of December 31, 2016 and 2015, we had $0 and $1,748,479 in short term loans, respectively. The amount of capital required over the next 12 months will also depend on our levels of investment in infrastructure necessary to meet the growth demand of our business. Our working capital and capital expenditure requirements could increase materially in the event of acquisitions or joint ventures, among other factors. These factors could require that we raise additional capital through future debt or equity financing. There can be no assurance that additional financing will be available, at all, or on terms favorable to us.

Customers

Many of our current customers are the provincial subsidiaries of China Mobile and China Telecom and their regional affiliated entities. For the year ended December 31, 2016, revenues from the provincial subsidiaries of China Mobile accounted for $24.96 million, revenues from the provincial subsidiaries of China Telecom were $10.46 million, or approximately 34% or 14% of our total revenues, respectively.

The provincial subsidiaries of China Mobile contributed 34%, 45% and 48% of total revenues for the years ended December 31, 2016, 2015 and 2014, respectively. The provincial subsidiaries of China Telecom contributed 14%, 19% and 26% of total revenues for the years ended December 31, 2016, 2015 and 2015, respectively.

In addition to the provincial subsidiaries of China Mobile and China Telecom, we also generate revenues from Haier, GM OnStar, and Volvo. We also have outsourcing contracts with two of China’s top five largest banks, China Construction Bank and China CITIC Bank. We also recently entered into an outsourcing contract with ChinaCitic Bank, Rookie Logistic, Alipay, and Benz.

Contractual Arrangements

We have signed contracts with the provincial subsidiaries of China Mobile and China Telecom for inbound calling services generally having one-year term. Outbound customer care service contracts also generally have one-year terms. Both inbound and outbound contracts have no automatic renewal provisions.

Five of our customer relationships currently in place collectively accounted for about 71% of our revenues in the year of 2016. The customers (in order of their contribution to our revenues during that period) are as follows: the provincial subsidiaries of China Mobile and China Telecom, China Construction Bank, Alipay Internet Technology and Haier. Any loss of our relationship with those customers could impact our revenue and profits.

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

Our sales organizations are structured into three strategic customer accounts: The provincial subsidiaries of China Mobile and China Telecom and major enterprises. These accounts sell our solutions and services to the respective customers and manage our long-term relationships with them. As of December 31, 2016, we had 12 sales, marketing and sales support professionals.

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

Research and Development

We are committed to researching, designing and developing call center information technology solutions and software products that will meet the future needs of our customers. We continuously upgrade our existing software products to enhance scalability and performance and to provide added features and functions. As of December 31, 2016, our research and development team consisted of 57 researchers, engineers, developers and programmers. In addition, certain support employees regularly participate in our research and development programs. Research and development expenses consist primarily of wage expense incurred to personnel to continuously upgrade the Company’s existing software products. For the year ended December 31, 2016, 2015, and 2014, research and development expenses of $3,264,073, $1,962,659, and $679,755 were included in selling, general and administrative expenses.

Intellectual Property Rights

The PRC has domestic laws for the protection of rights in copyrights, patents, trademarks and trade secrets. The PRC is also a signatory to all of the world’s major intellectual property conventions, including the:

●	Convention establishing the World Intellectual Property Organization (WIPO Convention) (June 4, 1980);

●	Paris Convention for the Protection of Industrial Property (March 19, 1985);

●	Patent Cooperation Treaty (January 1, 1994); and

●	Agreement on Trade-Related Aspects of Intellectual Property Rights (TRIPs) (November 11, 2001).

●	WIPO Copyright Treaty (WCT) and WIPO Performances and Phonograms Treaty (WPPT) (June 2007).

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

We have been granted registered computer software ownership rights to fifty pieces of intellectual property rights by the China State Copyright Bureau, which allows us to implement our own computer systems without having to purchase them from an outside vendor, lowering our startup costs for additional call centers. Among them are: five software programs related to call center integration and optimization; three software programs related to customer relationship management; one software program related to online testing; and one software program related to insurance industry customer service inquiry system. The China State Intellectual Property Office has granted us patents to two pieces of intellectual property rights, both patents are related to call center integration and optimization. The Trademark Office of SAIC has granted us a registered trademark for the abbreviation of our company name, CCRC. We have been granted one domain name right by Internet Corporation for Assigned Names and Numbers (“ICANN”), which is our website address ccrc.com. We enter into confidentiality agreements with most of our employees and consultants, and control access to and distribution of our documentation and other licensed information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our technology without authorization, or to develop similar technology independently. Since the Chinese legal system in general, and the intellectual property regime in particular, is relatively weak, it is often difficult to enforce intellectual property rights in China. Policing unauthorized use of our technology is difficult and the steps we take may not prevent misappropriation or infringement of our proprietary technology. In addition, litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others, which could result in substantial costs and diversion of our resources and could have a material adverse effect on our business, results of operations and financial condition.

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

As of December 31, 2016, we have obtained fifty registered computer software ownership rights from the China State Copyright Bureau, two patents from the China State Intellectual Property Office, one registered trademark from the Trademark Office of SAIC and one domain name right from ICANN.

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

In September, 2000, China published the Regulations of the People’s Republic of China on Telecommunications, or the “Telecommunications Regulations.”, as amended in February, 2016. The Telecommunications Regulations were the first comprehensive set of regulations governing the conduct of telecommunications businesses in China. In particular, the Telecommunications Regulations set out in clear terms the framework for operational licensing, network interconnection, the setting of telecommunications charges and standards of telecommunications services in China. Also in September 2000, China’s State Council approved the Administrative Measures on Internet Information Services, as amended in January, 2011, which provide for control and censoring of information on the Internet.

In December, 2001, the Ministry of Information Industry (“MII”), which was reorganized as the Ministry of Industry and Information Technology in June, 2008, promulgated the Administrative Measures for Telecommunications Business Operating Licenses, as amended (the “2009 Regulations”). The 2009 Regulations provide for two types of telecommunications operating licenses for carriers in the PRC, namely licenses for basic services and licenses for value-added services. In February, 2003, the MII issued a classification of basic and value-added telecommunications services, as amended in March, 2016 (the “2015 Classification”). The 2015 Classification maintains the general distinction between basic telecommunications services, or BTS, and value-added telecommunications services, or VATS, and attempts to define the scope of each service. In particular, the 2015 Classification delineated the differences between “Type 1” and “Type 2” value-added services. Type 1 includes internet data center (IDC), content delivery network (CDN), domestic Internet VPN services (IP-VPN) and internet access services (ISP). Type 2 covers storage and retransmission (email, voice mail, facsimile), online date and transaction processing, call centers, domestic multi-party communications services, information services, encoding and protocol conversion and domain name services (DNS).

Under a separate set of regulations introduced in December, 2001, qualified foreign investors are permitted to invest in certain sectors of China’s telecommunications industry through Sino-foreign joint ventures, including Type 2 VATS providers, although there have been few reported investments of this nature to date. These regulations, known as the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises, as amended (the “2016 Provisions”), were the result of China’s accession to the World Trade Organization. Under these provisions, certain qualifying foreign investors are permitted to own up to 49% of basic telecommunications businesses in China, and up to 50% of value-added telecommunications services businesses and wireless paging businesses (one of the basic telecommunications businesses).

Despite the introduction of the 2016 Provisions, PRC regulations still restrict most direct foreign ownership of VATS businesses in the PRC. We and our PRC operating subsidiaries are considered foreign persons or foreign-invested enterprises under PRC laws, and are therefore subject to foreign ownership restrictions in connection with our limited VATS Type 2 business activities. In order to comply with these restrictions, WFOE, our wholly-owned subsidiary, has entered into a series of control agreements with Taiying and its sole shareholder, which allow us to exercise significant rights over the business operations of Taiying and to realize the economic benefits of the business. We do not have any equity interest in Taiying, but instead have the right to enjoy economic benefits similar to equity ownership through our control agreements with Taiying and its sole shareholder. For more information on the regulatory and other risks associated with our contractual arrangements related to Taiying, please see the discussion in “Risk Factors—Risks Relating to Our Corporate Structure.” We believe that our operations are in compliance in all material aspects with current, applicable PRC regulations. However, many PRC laws and regulations are subject to extensive interpretive power of governmental agencies and commissions, and there is substantial uncertainty regarding the future interpretation and application of these laws or regulations.

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

Dividend Distribution. The principal regulations governing the distribution of dividends by foreign holding companies include the Company Law of the PRC (1993), as amended in 2013, the Foreign Investment Enterprise Law (1986), as amended in 2016, and the Administrative Rules under the Foreign Investment Enterprise Law (2001), as amended in 2014.

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

Under the aforesaid laws and regulations, the increase of the registered capital of a foreign-invested enterprise is subject to the prior approval by the original approval authority of its establishment. In addition, the increase of registered capital and total investment amount shall be registered with Ministry of Commerce (or authorized provincial or same level government), SAIC and SAFE.

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

Regulations Relating to Intellectual Property Rights

Patent. Patents in China are principally protected under the Patent Law of China. The duration of a patent right is either 10 years (utility model or design) or 20 years (invention) from the date of application, depending on the type of patent right.

 Copyright. Copyright in China, including copyrighted software, is principally protected under the Copyright Law of China and related rules and regulations. Under the Copyright Law, for a company, the term of protection for copyright is 50 years from the first publication of its work.

Trademark. Registered trademarks are protected under the Trademark Law of China and related rules and regulations. Trademarks are registered with the Trademark Office of the State Administration for Industry and Commerce. Where registration is sought for a trademark that is identical or similar to another trademark that has already been registered or given preliminary examination and approval for use in the same or similar category of commodities or services, the application for registration of such trademark could be rejected. Trademark registrations are effective for a renewable ten-year period, unless otherwise revoked.

Domain names. Domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by the MIIT. The MIIT is the major regulatory body responsible for the administration of the Chinese Internet domain names, under supervision of which the CNNIC is responsible for the daily administration of .cn domain names and Chinese domain names. MIIT adopts the “first to file” principle with respect to the registration of domain names.

Employee Stock Option Plans

In February 2012, SAFE promulgated the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, replacing earlier rules promulgated in March 2007, to regulate the foreign exchange administration of Chinese citizens and non-Chinese citizens who reside in China for a continuous period of not less than one year, with a few exceptions, who participate in stock incentive plans of overseas publicly-listed companies. Pursuant to these rules, these individuals who participate in any stock incentive plan of an overseas publicly-listed company, are required to register with SAFE through a domestic qualified agent, which could be the Chinese subsidiaries of such overseas listed company, and complete certain other procedures. We and our executive officers and other employees who are Chinese citizens or non-Chinese citizens who reside in China for a continuous period of not less than one year and have been granted options would be subject to these regulations upon the completion of this offering. Failure to complete such SAFE registrations could subject us and these employees to fines and other legal sanctions. The State Administration of Taxation has issued certain circulars concerning employee share options or restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares would be subject Chinese individual income tax.

Regulations Relating to Labor

Pursuant to the China Labor Law, which was adopted in 1995 and amended in 2009, and the China Labor Contract Law, which was adopted in 2008 and amended in 2012, a written labor contract is required when an employment relationship is established between an employer and an employee. Other labor-related regulations and rules of China stipulate the maximum number of working hours per day and per week as well as the minimum wages. An employer is required to set up occupational safety and sanitation systems, implement the national occupational safety and sanitation rules and standards, educate employees on occupational safety and sanitation, prevent accidents at work and reduce occupational hazards.

An employer is obligated to sign an indefinite term labor contract with an employee if the employer continues to employ the employee after two consecutive fixed-term labor contracts or the employee has worked for the employer for ten years, with certain exceptions. The employer also has to pay compensation to the employee if the employer terminates an indefinite term labor contract, with certain exceptions. Except where the employer proposes to renew a labor contract by maintaining or raising the conditions of the labor contract and the employee is not agreeable to the renewal, an employer is required to compensate the employee when a definite term labor contract expires. Furthermore, under the Regulations on Paid Annual Leave for Employees issued by the State Council in December 2007 and effective as of January 2008, an employee who has served an employer for more than one year and less than ten years is entitled to a 5-day paid vacation, those whose service period ranges from 10 to 20 years are entitled to a 10-day paid vacation, and those who have served for more than 20 years are entitled to a 15-day paid vacation. An employee who does not use such vacation time at the request of the employer must be compensated at three times their normal salaries for each waived vacation day.

Pursuant to the Regulations on Occupational Injury Insurance which was adopted in 2004 and amended in 2010, and the Interim Measures concerning the Maternity Insurance for Enterprise Employees, which was adopted in 1995, Chinese companies must pay occupational injury insurance premiums and maternity insurance premiums for their employees. Pursuant to the Interim Regulations on the Collection and Payment of Social Insurance Premiums, which was adopted in 1999, and the Interim Measures concerning the Administration of the Registration of Social Insurance, which was adopted in 1999, basic pension insurance, medical insurance and unemployment insurance are collectively referred to as social insurance. Both Chinese companies and their employees are required to contribute to the social insurance plans. The aforesaid measures are reiterated in the Social Insurance Law of China, which was adopted in July 2011, which stipulates the system of social insurance of China, including basic pension insurance, medical insurance, unemployment insurance, occupational injury insurance and maternity insurance. Pursuant to the Regulations on the Administration of Housing Fund, which was adopted in 1999 and amended in 2002, Chinese companies must register with applicable housing fund management centers and help each of their employees to establish a special housing fund account in an entrusted bank. Both Chinese companies and their employees are required to contribute to the housing funds.

C.	Organizational Structure.

We are a holding company incorporated in the British Virgin Islands that owns all of the outstanding capital stock of CBPO, our wholly owned Hong Kong subsidiary. CBPO, in turn, owns all of the outstanding capital stock of WFOE, our operating subsidiary based in Taian City, Shandong Province, China. WFOE has entered into control agreements with the sole shareholder of Taiying, which agreements allow WFOE to control Taiying. Through our ownership of CBPO, CBPO’s ownership of WFOE and WFOE’s agreements with Taiying, we control Taiying. Taiying, in turn, is the sole shareholder of Central BPO, JTTC, HTCC, SCBI, JCBI, ATIT, STTNB, STTCB, JTIS, NTEB, JXTT, XTTC, BTTC and ZSEC. CCRC was formed by Taiying as part of a reorganization to facilitate it becoming a public company. The shareholders of Beijing Taiying presently own 83% of the shares of CCRC.

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

Corporate History – Central BPO, JTTC HTCC, SCBI, JCBI, ATIT, STTNB, STTCB, JTIS, NTEB, JXTT, XTCC, BTTC and ZSEC

Taiying incorporated the following subsidiaries on the dates indicated below:

●	Central BPO – January 28, 2010;

●	JTTC – February 25, 2010;

●	HTCC – April 20, 2010;

●	SCBI – August 9, 2012;

●	JCBI – December 12, 2013;

●	ATIT – December 26, 2013;

●	STTNB – May 28, 2013;

●	STTCB – February 22, 2013;

●	JTIS – July 1, 2014;

●	NTEB – December 25, 2014;

●	JXTT – January 8, 2015;

●	XTTC – March 20, 2015; and

●	BTTC – June 30, 2015

●	ZSEC - June 16, 2016

Purpose and Significance of Taiying and its Subsidiaries, Central BPO, JTTC, HTCC, SCBI, JCBI, ATIT, STTNB, STTCB, JTIS, NTEB, JXTT, XTTC, ZSEC and BTTC

Taiying and its subsidiaries operate call centers throughout China. Below is a list of the call centers Taiying and each subsidiary operates, along with the revenue allocated to each call center for 2016.

●	Central BPO operates a call center located in Chongqing and accounted for approximately 29.93% of revenue in 2016.

●	JTTC operates a call center located in Taizhou city, Jiangsu province, and accounted for approximately 6.30% of revenue in 2016.

●	SCBI operates a call center located in Yantai city, Shandong province, and accounted for approximately 5.94% of revenue in 2016.

●	JCBI operates a call center located in Kunshan city, Jiangsu province, and accounted for approximately 1.50% of revenue in 2016.

●	ATIT operates a call center located in Hefei city, Anhui province, and accounted for approximately 1.80% of revenue in 2016.

●	STTNB operates a call center located in Nanning city, Guangxi province, and accounted for approximately 3.96% of revenue in 2016.

●	STTCB does not operate a call center as the services were outsourced from Central BPO.

●	HTCC operates a call center located in Sanhe city, Hebei province, and is accounted for approximately 3.82% of revenue in 2016.

●	JTIS operates a call center located in Huaian city, Jiangsu province, and is accounted for approximately 7.63% of revenue in 2016.

●	NTEB does not operate any call center as it provides technological support to other call centers. Accordingly, NTEB does not generate any external revenues.

●	JXTT operates a call center located in Nanchang city, Jiangxi province, and is accounted for approximately 5.08% of revenue in 2016.

●	XTTC operates a call center located in Changji City, Xinjiang Uygur Autonomous Region, and is accounted for approximately 10.55% of revenue in 2016.

●	Taiying operates a call center located in Taian City, Shandong province, which accounted for approximately 23.50% of revenue in 2016.

●	BTTC does not operate any call center. It does not generate any external revenues.

●	ZSEC does not operate any call center, and did not generate any revenue currently. Taiying began to send employees to work at a customer’s facilities, in order to develop the BPO service area around Zaozhuang City, Shandong Province.

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

Our headquarters is located at 1366 Zhongtianmen Dajie, Xinghuo Science and Technology Park, High-tech Zone, Taian City, Shandong Province, People’s Republic of China. Taiying have incorporated 14 subsidiary companies, which are separate legal entities strategically-located throughout China, affording our customers local expertise and management. Our facilities are used for sales and marketing, research and development and administrative functions. All of the facilities are leased. We believe our facilities are adequate for our current needs. A summary description of our call center locations follows:

Office	Address	Rental Term	Space
Principal Executive Office	1366 ZhongtianmenDajie Xinghuo Science and Technology Park High-tech Zone, Taian City, Shandong Province People’s Republic of China 271000	October 2007- October 2017	132,510 sq. ft.

Chongqing Center	19 East Huilong Avenue Yongchuan, Chongqing People’s Republic of China 402160	June 2015 – May 2018	161,400 sq. ft.

Shandong Yantai Center	8 Jinhua Road Muping, Yantai, Shandong, People’s Republic of China 264100	Month to Month	129,120 sq. ft.

Jiangsu Huaqiao Center	Floor 2 Building 6, 1 Jin Jie Road, Huaqiao International Information Center, Huaqiao Development District, Kunshan City, Jiangsu Province, People’s Republic of China 215332	April 2015 - March 2020	10,260 sq. ft.

Jiangsu Taizhou Center	98 Phoenix West Road Taizhou, Jiangsu Province, People’s Republic of China 225300	December 2009- December 2024	129,120 sq. ft.

HebeiYanjiao Center	Bai Shi Jin Gu Industry Base, YanjiaoD evelopent District Sanhe City, Hebei Province People’s Republic of China 065201	January 2014- December 2019	31,100 sq. ft.

Office	Address	Rental Term	Space

Anhui Hefei Center	1201 Huguang Road New Industrial Park Shushan District, Hefei City, Anhui Province, People’s Republic of China 230000	February 1, 2016 – January 31, 2017h	14,913 sq. ft.

Xinjiang Center	1003 Xihong West Road Saybagh District, Urumqi City, Xinjiang Uygur Autonomous Region, People’s Republic of China 830000	November 2014 – December 2017	21,800 sq. ft.

Guangxi Nanning Center	7-1 Xingguang Ave Jiangnan District, Nanning City, Guangxi Zhuang Autonomous Region, People’s Republic of China 530000	Month to Month	29,117 sq. ft.

Jiangsu Huaian Center	Rooms 311-313, 315, 508-516 266 Chengde South Road Huaian Economic and Technology Development District, Jiangsu Province, People’s Republic of China 223005	Rooms 508-516: March 2015 to August 2016 (extension currently be negotiated); Rooms 311-313, 315: March 2016 to March 2017	10,652 sq. ft.

Jiangxi Taiying Center	1807 Gaoxin Avenue Qingshan Lake District Nanchang City, Jiangxi Province People’s Republic of China 330096	January 2015- December 2020	52,568 sq. ft.

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

Our service is currently delivered from our delivery centers located in Shandong Province, Jiangsu Province, Hebei Province, Anhui Province, the Xinjiang Uygur Autonomous Region, the Guangxi Zhuang Autonomous Region, and Chongqing City, with a capacity approximately of 11,057 seats. We believe Taiying and its subsidiaries’ strategic locations and our investment in technology and human resources position us well in our efforts to reach our goals.

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

We generate almost all of our revenues from a total of 10 subsidiaries of China Mobile and China Telecom, China Construction Bank, Alipay Internet Technology, Ping An Insurance, Haier, and HiSense. We signed outsourcing contracts with two of China’s top ten largest banks based upon assets held, China Construction Bank and China CITIC Bank. We also signed outsourcing contracts with a subsidiary of China’s online retailer Alibaba, China’s tourism network, Qunar, DIDI a mobile taxi-calling company, Jiedaibao and SF Express.

We received grants from various government agencies after meeting certain conditions if applicable, such as locating call centers in their jurisdictions or helping local employment needs. Government grants are recognized when received and all the conditions specified in the grant have been met. For the year ended December 31, 2016, the government grants recognized as income were $801,125, accounting for 10% of our net income. Among the grants, $186,663 was for our presence in the region, awarded by the government for its initiatives of promoting local economy, $281,553 was for helping the local employment needs by providing jobs. There are no restrictions on how grants may be used and there are not any other obligations that exist after grants are received. We also received $270,962 for improvement of our leased offices, as the performance obligation is not fulfilled, the amount was included in deferred revenue. We anticipate that we will continue to receive government grants in the coming year, and government grants will continue to have impact on our future profitability. In the absence of future government grants, our operations and profitability will be negatively impacted.

We operate our business through contractual arrangements between WFOE, our wholly-owned subsidiary, and Taiying. Through contractual arrangements, we are able to control the business of Taiying.

Principal Factors Affecting Our Results of Operations

Revenues

We generate revenue from the BPO programs we administer for our clients. For the year ended December 31, 2016, we derived approximately 48% of our revenues from Taiying’s call center service to China Mobile, China Telecom and their provincial subsidiaries.

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

For inbound customer care service, we charge fees based on either the number of calls (charges per interaction) or predetermined seats charges (weekly charges, or monthly charges per seat). We negotiate these terms on a client-by-client basis. In most contracts, our clients pay a pre-determined rate if we meet specified performance criteria. Such criteria are based on objective performance metrics that our client agrees would add quantifiable value to their operations. In addition, most of our contracts include provisions that provide for downward revision of our prices under certain circumstances, such as if the average speed required to answer a call is longer than agreed to with the client. All of our fees and downward revision provisions are negotiated at the time that we sign a statement of work with a client, and our revenue from our contracts is thus fixed and determinable at the end of each month. For the year ended December 31, 2016, 78% of our revenue was generated from inbound calling and 14% of our revenue was generated from outbound calling. The remaining 8% of revenues was related to other services provided to our customers such as data processing.

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

We currently derive a significant portion of our revenue from our telecommunications clients. Provincial subsidiaries of China Mobile and China Telecom represented 48%, 64% and 74% of our sales for the years ended December 31, 2016, 2015 and 2014, respectively.

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

Expansion. We believe that businesses in China are increasingly looking for vendors that provide call center BPO services from multiple geographic locations. This allows clients to manage fewer vendors while minimizing risk to operations from natural disasters. We believe that we should continue to expand our business to other regions of China to increase our market share. In 2016, Taiying has incorporated one new subsidiary company throughout China to further expand our business. If we fail to make acquisitions or expand to other geographic regions, our revenue growth could slow down.

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

Number of call centers we operate. We operate 11 call centers throughout China, that enable us to service clients throughout Shandong province (Taian City, Yantai City, Jinan City), Jiangsu province (Taizhou City, Huaqiao City, Huaian City), Anhui province (Hefei City), Hebei province (Yanjiao City), the Xinjiang Uygur Autonomous Region (Changju City), the Guangxi Zhuang Autonomous Region (Nanning City), Jiangxi province (Nanchang City), Chongqing (Yongchuan City), Beijing centrally-administered City, and Henan province (Zhengzhou City). As Taiying operates more call centers, our administrative expenses tend to increase in dollars but decrease as a percentage of revenues.

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

Results of Operations

	For The Years Ended December 31,
	2016	2015	2014
Revenues, net	$72,731,706	$59,350,721	$42,661,732
Revenues – related party	-	-	11,407
Cost of revenues	53,098,552	46,891,617	35,188,331
Gross profit	19,633,154	12,459,104	7,484,808
Gross margin	27%	21%	18%
Selling, general and administrative expenses	11,082,106	7,259,279	5,779,600
Operating income	$8,551,048	$5,199,825	$1,705,208

Revenues. Our revenues from third parties were $72,731,706 and $59,350,721 for the years ended December 31, 2016 and 2015, respectively, an increase of $13,380,985, or 23% as a result of growth in our BPO business. Our revenues from third parties were $59,350,721 and $42,661,732 for the years ended December 31, 2015 and 2014, respectively, an increase of $16,688,989, or 39% as a result of growth in our BPO business. All of our revenue was generated from third party companies for the years ended December 31, 2016 and 2015. Our revenue growth in the years of 2016, 2015 and 2014 resulted primarily from acquiring new customers and increased sales volumes to our existing clients. Our revenues from related parties decreased to $0 for the year ended December 31, 2015, from $11,407 for the year ended December 31, 2014. The decrease resulted entirely from the decrease in related party revenue from Shandong Luk Information Technology Co., Ltd., for the years ended December 31, 2015 and 2014. No revenue was generated from related party for the year ended December 31, 2016.

Gross margin. Our gross margin increased from 18% for the year ended December 31, 2014, to 21% for the year ended December 31, 2015, and continued increasing to 27% for the year ended December 31, 2016. The continuous growth was primarily due to the increase of our operating efficiency, our growing reputation in the industry and the non-renewal of certain client contracts where we experienced losses in 2014.

Cost of revenues. Cost of revenues consists primarily of salaries, payroll taxes and employee benefits costs of our customer service associates and other operations personnel. Cost of revenues also includes direct communications costs, rent expense, information technology costs, facilities support. Our cost of revenues increased by $6,206,935, or 13% for the year ended December 31, 2016 compared to the year ended December 31, 2015. Our cost of revenues increased by $11,703,286, or 33% for the year ended December 31, 2015 compared to the year ended December 31, 2014. This absolute dollar increase in cost of revenues for the year ended December 31, 2016 over the year ended December 31, 2015 and for the year ended December 31, 2015 over the year ended December 31, 2014 directly corresponded to the increase in revenue during the same year. Our cost of revenues as a percentage of revenue was 73%, 79% and 82% for the years ended December 31, 2016, 2015 and 2014, respectively. This decrease was primarily due to the increase of our operating efficiency and growing reputation in business.

Selling, general and administrative expenses. Selling, general and administrative expenses consist primarily of sales and administrative employee-related expenses, professional fees, travel costs, research and development costs, and other corporate expenses. Selling, general and administrative expenses were $11,082,106 for the year of 2016, an increase of $3,822,827, or 53% from December 31, 2015 to December 31, 2016. Selling, general and administrative expenses were $7,259,279 for the year ended December 31, 2015, and $5,779,600 for the year of 2014, an increase of $1,479,679, or 26%. The increase in selling, general and administrative expenses over years is a result of higher payroll and bonus expenses paid to the administrative and research personnel and the management team. We anticipate that our administrative expenses, particularly those related to support personnel costs, professional fees, as well as Sarbanes-Oxley compliance, will continue to increase as we are a new publicly traded company in the United States.

Income from operations. Our income from operations were $8,551,048 for the year ended December 31, 2016, $5,199,825 for the year ended December 31, 2015, and $1,705,208 for the year ended December 31, 2014. Our operating income as a percentage of total revenues was 12% for the year ended December 31 2015, 9% for the year ended December 31, 2015, and 4% for the year ended December 31, 2014. The increase in our income from operations resulted from the expansion and growth of our business for new and existing customers.

Government Grants. Government grants were $801,125 and $1,027,581 for the years ended December 31, 2016 and 2015, respectively, a decrease of $226,456 or 22%. Government grants were $1,027,581 and $1,439,186 for the years ended December 31, 2015 and 2014, respectively, a decrease of $411,605 or 29%. Most of government grants were a one-time event. Government grants as a percentage of net income is 10%, 22% and 81% for the years ended December 31, 2016, 2015 and 2014, respectively. For the year ended December 31, 2016, the Company also received grants of $270,962 from governmental agencies for improving leased offices, the amount is included in deferred revenue as the performance obligation was not fulfilled as of December 31, 2016.

Income Taxes. We incurred $1,448,923, $1,275,633 and $635,859 in income taxes for the years ended December 31, 2016, 2015 and 2014, respectively. The $173,290 increase from year ended December 31, 2015 to year ended December 31, 2016 and the $639,774 increase from year ended December 31, 2014 to December 31, 2015 resulted from our increased revenues and increased gross margin. For the years ended December 31, 2016, 2015 and 2014, Taiying was entitled to a preferential enterprise income tax (EIT) rate of 15%. The standard enterprise income tax rate in China is 25%.

Net Income. Our net income was $8,277,251 and $4,774,243 for the years ended December 31, 2016 and 2015, representing a significant increase of $3,503,008, or 73%. The increase in net income was a result of our increased revenue and higher gross margin, offset by increased selling and administrative expense and decreased government grants for the year ended December 31, 2016, compared to the year ended December 31, 2015.

Our net income was $4,774,243 and $1,782,101 for the years ended December 31, 2015 and 2014, respectively, representing an increase of $2,992,142, or 168%. The increase in net income was a result of our increased revenue and higher gross margin, offset by increased selling and administrative expense and decreased government grants for the year ended December 31, 2015, compared to the year ended December 31, 2014.

B.	Liquidity and Capital Resources.

Liquidity

Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations and otherwise operate on an ongoing basis. At December 31, 2016, our working capital was positive $22,734,959, compared to positive working capital of $16,139,360 at December 31, 2015.

Our cash and cash equivalents balance at December 31, 2016 totaled $15,947,268, compared to $13,623,849 at December 31, 2015. During the year ended December 31, 2016, cash provided by operating activities amounted to $5,666,284, cash used in investment activities amounted to $1,020,870, cash used in financing activities amounted to $1,510,962, and the negative effect of prevailing exchange rates on our cash position was $811,033. During the year ended December 31, 2015, cash provided by operating activities of $5,956,771, cash used in investment activities amounted to $1,950,145, and cash provided by financing activities was $4,818,501. In addition, the negative effect of prevailing exchange rates on our cash position was $298,288. During the year ended December 31, 2014, cash provided by operating activities was $495,727. Cash used in investment activities amounted to $1,306,673, and cash provided by financing activities was $182,350. In addition, the positive effect of prevailing exchange rates on our cash position was $11,043.

The increase of $2,323,419 in cash and cash equivalents from December 31, 2015 to December 31, 2016 was due to proceeds from initial public offering in 2015 and our increased net income for the year ended December 31, 2016.

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

For 2017, we expect our main growth will be organic, from Taiying’s 11 call center locations. The demand for Taiying’s call center services appears to be strengthening, from which we expect to generate a positive cash flow. We are seeking to acquire potential target companies and expect to complete any acquisitions at the end of 2017 or early 2018, which may be a more efficient way to expand our business. In the near future, additional amounts need to be used for facility improvements and expansion based on our current estimates of our facilities requirements that are necessary to support the anticipated growth of our business. In addition, we expect additional cash and cash equivalent will be occupied as working capital with the rapid growth of our revenue. We believe that we will be able to finance our acquisition plan, our working capital needs and planned facilities improvements and expansion for at least the next 12 months from cash generated from operations, borrowings under our revolving line of credit and the proceeds from our initial public offering.

To the extent demand for Taiying’s call center BPO services increases, we need to consider establishing or acquiring additional facilities in different cities to meet such increased demand. In 2015 and 2016, we set up Jiangxi Taiying Technology Co., Ltd., Beijing Taiying Technology Co., Ltd., Xinjiang Taiying Technology Co., Ltd., and Zhaozhuang Shenggu E-commerce Co., Ltd. With the completion of our initial public offering in December 2015 and the sustained rapid growth in the last three years, we want to accelerate the expansion of our business by acquiring value-added target companies in the near future.

Our long-term future capital requirements will depend on many factors, including our level of revenue, the timing and extent of our spending to support the maintenance and growth of our operations, the expansion of our sales and the continued market acceptance of our services. As of December 31, 2016, we had no short-term bank loans outstanding, compared to $1,540,666 short-term bank loans outstanding as of December 31, 2015. We also expect to continue to have significant capital requirements associated with the maintenance and growth of our operations, including the lease and build-out of additional facilities primarily to support an increase in the number of our customer service associates and the purchase of computer equipment and software, telecommunications equipment and furniture, fixtures and office equipment to support our operations. We expect to continue to incur additional costs associated with being a publicly traded company in the United States, primarily due to increased expenses that we incur to comply with the requirements of the Sarbanes-Oxley Act of 2002, as well as costs related to accounting and tax services, directors and officers insurance, legal expenses and investor and stockholder-related expenses. These additional long-term expenses may require us to seek other sources of financing, such as additional borrowings or public or private equity or debt capital. The availability of these other sources of financing will depend upon our financial condition and results of operations as well as prevailing market conditions, and may not be available on terms reasonably acceptable to us or at all.

We are using proceeds from our initial public offering to fund our business. Accordingly, the following regulations have to be followed, regarding capital injections to foreign-invested enterprises.

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

Capital Resources

The following table provides certain selected balance sheets comparisons as of December 31, 2016 and December 31, 2015:

	December 31,	December 31,	Increase
	2016	2015	(Decrease)

Cash	$15,947,268	$13,623,849	$2,323,419	17%
Accounts receivable, net	13,595,396	8,852,024	4,743,372	54%
Accounts receivable - related party	-	353,513	(353,513)	-100%
Notes receivable, current	547,259	125,687	421,572	335%
Prepayments	504,780	708,549	(203,769)	-29%
Due from related parties	248,866	675,623	(426,757)	-63%
Deferred tax asset, current	69,864	-	69,864	100%
Other current assets	1,041,923	1,045,932	(4,009)	-0%
Total current assets	31,955,356	25,385,177	6,570,179	26%
Restricted cash	500,000	500,000	-	N/A
Notes receivable, non-current	907,297	970,620	(63,323)	-7%
Property and equipment, net	4,360,976	4,129,561	231,415	6%
Deferred tax assets, non-current	-	23,974	(23,974)	-100%
Total non-current assets	5,768,273	5,624,155	144,118	3%
Total assets	$37,723,629	$31,009,332	$6,714,297	22%

Accounts payable	$664,838	$310,216	$354,622	114%
Accounts payable - related party	129,489	-	129,489	100%
Accrued liabilities and other payables	3,603,471	3,333,960	269,511	8%
Deferred revenue	607,160	-	607,160	100%
Wages payable	2,885,735	2,803,294	82,441	3%
Income taxes payable	883,654	1,014,595	(130,941)	-13%
Short term loans	-	1,748,479	(1,748,479)	-100%
Due to related parties	446,050	-	446,050	100%
Deferred tax liabilities, current	-	35,273	(35,273)	-100%
Total current liabilities	9,220,397	9,245,817	(25,420)	0%
Total liabilities	9,220,397	9,245,817	(25,420)	0%

We and Taiying maintain cash and cash equivalents in China. At December 31, 2016 and 2015, bank deposits were as follows:

Country	December 31, 2016	December 31, 2015
China	$13,467,904	$5,556,626
China (offshore bank account)	2,399,775	8,001,708
Total	$15,867,679	$13,558,334

The majority of our cash balances at December 31, 2016 are in the form of RMB stored in bank account of China. Cash held in banks (both mainland and offshore bank accounts) in the PRC is not insured. The value of cash on deposit in mainland China of $13,467,904 as of December 31, 2016 has been converted based on the exchange rate as of December 31, 2016. In 1996, the Chinese government introduced regulations, which relaxed restrictions on the conversion of the RMB; however restrictions still remain, including but not limited to restrictions on foreign invested entities. Foreign invested entities may only buy, sell or remit foreign currencies after providing valid commercial documents at only those banks authorized to conduct foreign exchanges. Furthermore, the conversion of RMB for capital account items, including direct investments and loans, is subject to PRC government approval. Chinese entities are required to establish and maintain separate foreign exchange accounts for capital account items. We cannot be certain Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the RMB, especially with respect to foreign exchange transactions. Accordingly, cash on deposit in banks in the PRC is not readily deployable by us for use outside of China. We also have $79,589 and $65,514 of petty cash stocked in the Company as of December 31, 2016 and 2015 for daily expenses.

Cash and cash equivalents

As of December 31, 2016, cash and cash equivalents were $15,947,268, which increased by $2,323,419 compared to $13,623,849 as of December 31, 2015. The following table sets forth certain items in our consolidated statements of cash flows for 2014, 2015 and 2016.

	For The Years Ended December 31,
	2016	2015	2014
Net cash provided by operating activities	$5,666,284	$5,956,771	$495,727
Net cash used in investing activities	(1,020,870)	(1,950,145)	(1,306,673)
Net cash provided by (used in) financing activities	(1,510,962)	4,818,501	182,350
Exchange rate effect on cash	(811,033)	(298,288)	11,043
Net cash inflow (outflow)	$2,323,419	$8,526,839	$(617,553)

Accounts Receivable

Account receivables as of December 31, 2016 was $13,595,396, an increase of $4,743,372 compared to a balance of $8,852,024 as of December 31, 2015. This increase resulted primarily from increases in the volume of services we provide.

Accounts Receivable – related party

The Company was the subcontractor of Shandong Luk Information Technology Co., Ltd. (“Shandong Luk”) to provide BPO services, a related party controlled by the brother of Gary Wang, The Company did not generate related party revenues from Shandong Luk for the year ended December 31, 2016 and 2015. The Company generated revenue in the amount of $11,407 for the year ended December 31, 2014. The related party accounts receivable with Shandong Luk amounted to $0 and $353,513 as of December 31, 2016 and 2015, respectively.

Amounts due from related parties

As of December 31, 2016, balances due from related parties were $248,866, a decrease of $426,757 compared to $675,623 at December 31, 2015. The amount owed to the Company by related party companies represents non-secured short-term loans obtained from the Company, which bear no interest and are due on demand.

Due from related parties consist of the following:

Name of Related Party	December 31, 2016	December 31, 2015
Shandong Luk Information Technology Co., Ltd.	-	448,339
Beijing Taiying Anrui Holding Co., Ltd.	50,811	15,406
Chongqing Shenggu Human Resources Co., Ltd.	198,055	211,878
	$248,866	$675,623

Current assets

Current assets as of December 31, 2016 totaled $31,955,356, an increase of $6,570,179, or 26% from our December 31, 2015 balance. This increase primarily resulted from a $2,323,419 increase in cash and cash equivalents, a $4,743,372 increase in accounts receivable, a $421,572 increase in notes receivable, current, a $69,864 increase in deferred tax assets, current and offset by a $353,513 decrease in accounts receivable – related party, a $4,009 decrease in other current assets, a $203,769 decrease in prepayment, and a $426,757 decrease in due from related parties.

Property and equipment, net

Property and equipment, net as of December 31, 2016 were $4,360,976, a slight increase of $231,415 compared to December 31, 2015. This increase primarily resulted from an increase of $288,572 in electronic equipment to support the growth of our operations, and an increase of $103,594 in construction in progress, offset by the current depreciation.

Accrued liabilities and other payables

Accrued liabilities and other payables principally include network rental expense in the telecommunication industry, unpaid travel expense, bonus to employees, and professional service expense. The balance as of December 31, 2016 was $3,603,471, an increase of $269,511 compared to $3,333,960 as of December 31, 2015.

Wages payable

Wages payable as of December 31, 2016 was $2,885,735, an increase of $82,441 compared to $2,803,294 as of December 31, 2015. This increase resulted from the increased employees’ compensation with our expansion of operations for the year ended December 31, 2016.

Cash Provided By Operating Activities

Net cash provided by operating activities for the year ended December 31, 2016 totaled $5,666,284. The activities were mainly comprised of an increase in accounts receivable of $5,561,722, an increase in prepayments of $767,516 and offset by our net income of $8,277,251, depreciation and amortization of $1,542,352, allowance for doubtful accounts of $805,870, an increase in wage payable of $277,335, and an increase in accrued liabilities and other payables of $454,572, and an increase in deferred revenue of $634,644.

Net cash provided by operating activities for the year ended December 31, 2015 totaled $5,956,771. The activities were mainly comprised of an increase in accounts receivable of $2,499,956, an increase in prepayments of $447,311, an increase in due from related parties of $114,670, a decrease in due to related parties of $2,394, deferred income tax asset/liability of $172,000, and offset by our net income of $4,774,243, depreciation of $1,340,961, a decrease in other current assets of $191,536, an increase in accounts payable of $113,033, an increase in wages payable of $908,720, an increase in income tax payable of $586,931, and an increase in accrued liabilities and other payables of $1,277,678.

Net cash provided by operating activities for the year ended December 31, 2014 totaled $495,727. The activities were mainly comprised of an increase in accounts receivable of $3,251,749, an increase in prepayment of $489,918, an increase in other current assets of $234,429, and offset by our net income of $1,782,101, depreciation of $1,342,258, deferred income tax asset/liability of $109,657, allowance for doubtful accounts of $145,076, a decrease in due from related parties of $468,555, an increase in due to related parties of $3,493, an increase in account payable of $18,998, an increase in wages payable of $267,931, an increase in income taxes payable of $106,833 and an increase in accrued liabilities and other payables of $250,276.

The slight decrease in cash flows from our operating activities for the year ended December 31, 2016 compared to the year ended December 31, 2015 primarily resulted from our increased cash outflow in accounts receivable and prepayments, offset by increased net income.

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

Cash Used In Investing Activities

Net cash used in investing activities for the year ended December 31, 2016 totaled $1,020,870. The activities were primarily comprised of $478,775 used to purchase property and equipment, $18,210 advanced to related parties, and $563,896 loans made to a third party company, offset by $40,011 repayment from related parties.

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

One of our primary uses of cash in our investing activities for each period is for our purchase of property and equipment, including information technology equipment, furniture, fixtures and leasehold improvements for expansion of available seats. We spent $1,135,921 less than the year of 2015 in purchasing property and equipment for the year ended December 31, 2016. In addition, we collected $1,055,076 less than the year of 2015 in repayment from our related parties, we did not transfer any amount to restricted cash for the year ended December 31, 2016, and we paid $912,326 less than the year of 2015 in advance to our related parties for the year ended December 31, 2016. These are the primary reasons that we used $929,275 less than the year of 2015 in our investing activities for the year ended December 31, 2016.

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

Cash Provided By (Used In) Financing Activities

For the year ended December 31, 2016, net cash used in financing activities was $1,510,962. We repaid short-term loans of $1,510,962.

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

The change in cash flow for our financing activities in the amount of $6,329,463 less for the year ended December 31, 2016 than the year ended December 31, 2015 was primarily due to receiving $8,497,024 less in the year of 2016 than the year of 2015 from the proceeds of the issuance of common shares, and receiving $3,800,367 less in the year ended 2016 than in the year ended 2015 from proceeds of short-term loans offset by $5,967,928 less repayment of short-term loans in the year of 2016 than the year of 2015.

The change in cash flow for our financing activities in the amount of $4,636,151 more for the year ended December 31, 2015 than the year ended December 31, 2014 was primarily due to receiving $7,322,644 more in the year of 2015 than the year of 2014 from the proceeds of the issuance of common shares, and receiving $3,586,463 less in the year of 2015 than in the year of 2014 from proceeds of short-term loans.

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

Recent Accounting Pronouncements

In May 2016, the FASB issued ASU 2016-12, “Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients”. The amendments, among other things: (1) clarify the objective of the collectability criterion for applying paragraph 606-10-25-7; (2) permit an entity to exclude amounts collected from customers for all sales (and other similar) taxes from the transaction price; (3) specify that the measurement date for noncash consideration is contract inception; (4) provide a practical expedient that permits an entity to reflect the aggregate effect of all modifications that occur before the beginning of the earliest period presented when identifying the satisfied and unsatisfied performance obligations, determining the transaction price, and allocating the transaction price to the satisfied and unsatisfied performance obligations; (5) clarify that a completed contract for purposes of transition is a contract for which all (or substantially all) of the revenue was recognized under legacy GAAP before the date of initial application, and (6) clarify that an entity that retrospectively applies the guidance in Topic 606 to each prior reporting period is not required to disclose the effect of the accounting change for the period of adoption. The effective date of these amendments is at the same date that Topic 606 is effective. The Company is currently in the process of evaluating the impact of the adoption on its consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments”. These amendments provide cash flow statement classification guidance for: 1. Debt Prepayment or Debt Extinguishment Costs; 2. Settlement of Zero-Coupon Debt Instruments or Other Debt Instruments with Coupon Interest Rates That Are Insignificant in Relation to the Effective Interest Rate of the Borrowing; 3. Contingent Consideration Payments Made after a Business Combination; 4. Proceeds from the Settlement of Insurance Claims; 5. Proceeds from the Settlement of Corporate-Owned Life Insurance Policies, including Bank-Owned Life Insurance Policies; 6. Distributions Received from Equity Method Investees; 7.Beneficial Interests in Securitization Transactions; and 8. Separately Identifiable Cash Flows and Application of the Predominance Principle. The amendments in this ASU are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early application is permitted, including adoption in an interim period. The Company is currently in the process of evaluating the impact of the adoption on its consolidated financial statements.

In October 2016, the FASB issued ASU 2016-16, “Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory”. These amendments require an entity to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. The amendments eliminate the exception for an intra-entity transfer of an asset other than inventory. The amendments do not include new disclosure requirements; however, existing disclosure requirements might be applicable when accounting for the current and deferred income taxes for an intra-entity transfer of an asset other than inventory. The amendments in this ASU are effective for public business entities for fiscal year beginning after December 15, 2017, and interim period within those fiscal years. Early application is permitted, including adoption in an interim period. The Company is currently in the process of evaluating the impact of the adoption on its consolidated financial statements.

In October 2016, the FASB issued ASU 2016-17, “Consolidation (Topic 810): Interests Held through Related Parties That Are under Common Control”. These amendments change the evaluation of whether a reporting entity is the primary beneficiary of a variable interest entity by changing how a reporting entity that is a single decision maker of a variable interest entity treats indirect interests in the entity held through related parties that are under common control with the reporting entity. If a reporting entity satisfies the first characteristic of a primary beneficiary (such that it is the single decision maker of a variable interest entity), the amendments require that reporting entity, in determining whether it satisfies the second characteristic of a primary beneficiary, to include all of its direct variable interests in a variable interest entity and, on a proportionate basis, its indirect variable interests in a variable interest entity held through related parties, including related parties that are under common control with the reporting entity. The amendments in this ASU are effective for public business entities for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. If an entity adopts the pending content that links to this paragraph in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The Company is currently in the process of evaluating the impact of the adoption on its consolidated financial statements

In December 2016, the FASB issued ASU 2016-20, “Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers”. The amendments in ASU 2016-20 affect narrow aspects of the guidance issued in ASU 2014-09 including Loan Guarantee Fees, Contract Costs, Provisions for Losses on Construction-Type and Production-Type Contracts, Disclosure of Remaining Performance Obligations, Disclosure of Prior Period Performance Obligations, Contract Modifications, Contract Asset vs. Receivable, Refund Liabilities, Advertising Costs, Fixed Odds Wagering Contracts in the Casino Industry, and Costs Capitalized for Advisors to Private Funds and Public Funds. The effective date of these amendments are at the same date that Topic 606 is effective. Topic 606 is effective for public entities for annual reporting periods beginning after December 15, 2017, including interim reporting periods therein (i.e., January 1, 2018, for a calendar year entity). The Company is currently in the process of evaluating the impact of the adoption on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-03, “Accounting Changes and Error Corrections (Topic 250) and Investments - Equity Method and Joint Ventures (Topic 323)”. This pronouncement amends the SEC’s reporting requirements for public filers in regard to new accounting pronouncements or existing pronouncements that have not yet been adopted. Companies are to provide qualitative disclosures if they have not yet implemented an accounting standards update. Companies should disclose if they are unable to estimate the impact of a specific pronouncement, and provide disclosures including a description of the effect on accounting policies that the registrant expects to apply. These provisions apply to all pronouncements that have not yet been implemented by registrants. There are additional provisions that relate to corrections to several other prior FASB pronouncements. The Company has incorporated language into other recently issued accounting pronouncement notes, where relevant for the corrections in FASB ASU 2017-03. The Company is implementing the updated SEC requirements on not yet adopted accounting pronouncements with these consolidated financial statements.

C.	Research and Development, Patent and Licenses, etc.

Please refer to Item 4 Subparagraph B, “Information on the Company—Business Overview—Research and Development” and “—Intellectual Property Rights.”

D.	Trend Information.

Based on our experience and observations of the business in which we operate, we believe the following trends are likely to affect our industry and, as a result, our company, if they continue in the future.

●	We believe China’s major enterprises have begun to focus on BPO providers who can offer fully integrated revenue generation solutions to target new markets and improve revenue and profitability. We believe companies in various industries, including credit card, insurance and logistics enterprises, have been increasingly contacting BPO service providers for their services as a means to increase sales and profitability. In the past, companies of these types typically performed call center services internally. CCRC believes such companies are increasingly outsourcing these functions.

●	Having experienced success with outsourcing a portion of their business processes to capable third-party providers, Chinese companies are increasingly inclined to outsource a larger percentage of this work. We have observed this trend among our major customers, the provincial subsidiaries of China Mobile and China Telecom, who have increased outsourcing as a means of meeting internal goals of limiting growth in their own employment. We believe companies will continue to consolidate their business processes with third-party providers, such as Taiying, who are financially stable and able to invest in their business while also demonstrating the ability to cost-effectively meet their evolving needs.

●	There is increasing adoption of outsourcing across broader groups of industries. Early adopters of the BPO trend, such as the media and communications industries, are being joined by companies in other industries, including government, automobile, retail, logistics, media, financial services, IT and e-commerce. These companies are beginning to adopt outsourcing to improve their business processes and competitiveness. For example, we see increasing interest in our services from companies in the financial services industries, as evidenced by our recent clients, two of the largest five commercial banks in China. We believe the increasing adoption of outsourcing across broader groups of industries and the number of other industries that will adopt or increase their level of outsourcing will continue to grow, further enabling us to increase and diversify our revenue and client base.

●	As companies broaden their product offerings and seek to enter new geographic locations, we believe they will be looking for outsourcing providers that can provide speed-to-market while reducing their capital and operating risk. To achieve these benefits, companies are seeking BPO providers with an extensive operating history, an established geographic footprint, the financial strength to invest in innovations to deliver more strategic capabilities and the ability to scale and meet customer demands quickly. We believe we can quickly implement large, complex business processes around China in a short period of time while assuring a high-quality experience for their customers.

●	Our existing clients are large companies with diverse BPO needs, and we plan to continue our strategy of expanding the scale and scope of the services we provide for these large clients. As a full-service provider of voice services such as care, sales, and other back-office functions, we can provide numerous capabilities to our existing client base. We have experienced continued growth from our existing clients, with more services being demanded by our existing clients. We believe our organic growth in Taiying’s sales of service to existing clients is likely to continue for the near future.

●	While we have our Shandong contact center to cover the services demanded from the northern part of China and the Bohai Bay Economic Rim, we believe that our Chongqing, Hebei, Anhui, Guangxi, Xinjiang, Jiangxi, Jiangsu, Henan Province and Beijing City contact centers has allowed us to expand our geographic reach to other parts of China, particularly the southwest region and the Yangtze River Delta, covering a total of 18 provinces, 2 autonomous regions, and 4 directly-administered municipalities (Beijing, Shanghai, Tianjin, and Chongqing) in China, which have a total population of 1.13 billion. Given our strategic locations and our significant investment in standardized technology and processes, we believe that we can meet our clients’ speed-to-market demand of launching new products or entering new geographic locations.

●	While we continue to target the significant market opportunity still available in the telecommunications industry, we are focusing on reaching new clients in the financial service and internet commerce industry, which have a large share of the overall outsourced market. We have been actively marketing our services to a wider range of industries, including government, consumer products and logistics entities.

●	We believe that competition in the customer care call center BPO market is going to become more intense, and consolidation is going to prevail in the near future. It is possible that competition in the form of new competitors or alliances, joint ventures or consolidation among existing competitors may decrease our market share.

E.	Off-Balance Sheet Arrangements.

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

The following table summarizes our contractual obligations as of December 31, 2016, and the effect these obligations are expected to have on our liquidity and cash flows in future periods:

Contractual obligations	Total	1 year	2-3 years	4-5 years	5 years and thereafter
Operating leases	$3,055,193	$1,125,865	$957,552	$506,393	$465,383
Total	$3,055,193	$1,125,865	$957,552	$506,393	$465,383

G.	Safe Harbor.

See “Forward-Looking Statements.”

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management.

MANAGEMENT

The following table sets forth our executive officers and directors, their ages and the positions held by them:

Name	Age	Position	Appointed
Gary Wang(1) (2)	48	Chief Executive Officer, Chairman of the Board and Director	2014
David Wang(1) (2)	44	Chief Financial Officer, Director	2014
Guoan Xu(1) (2)	39	Vice President, Director	2014
Tianjun Zhang(1) (4) (5) (6) (7)	43	Director	2015
Weixin Wang(1) (3) (6) (7)	45	Director	2014
Jie Xu(1) (4) (5)	43	Director	2014
Owens Meng(1) (3) (5) (6) (7)	38	Director	2014

(1)	The individual’s business address is c/o Taiying, 1366 Zhongtianmen Dajie, Xinghuo Science and Technology Park, High-tech Zone, Taian City, Shandong Province, People’s Republic of China 271000.

(2)	Class III director whose term expires at the 2019 annual meeting of shareholders.

(3)	Class II director whose term expires at the 2018 annual meeting of shareholders.

(4)	Class I director whose term expires at the 2017 annual meeting of shareholders.

(5)	Member of audit committee.
(6)	Member of compensation committee.
(7)	Member of nominating committee.

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

In 2016, we paid an aggregate of approximately $971,240 U.S. dollars in cash as salaries bonuses and fees to our senior executives and officers named in this annual report. Other than salaries, fees and share incentives, we do not otherwise provide pension, retirement or similar benefits to our officers and directors.

Director Compensation

All directors hold office until the next annual meeting of shareholders at which their respective class of directors is re-elected and until their successors have been duly elected and qualified. There are no family relationships among our directors or executive officers. Officers are elected by and serve at the discretion of the Board of Directors. Employee directors do not receive any compensation for their services. Independent directors are entitled to receive $20,000 per year for serving as directors and may receive stock, option or other equity-based incentives to our directors for their service. The following table presents information regarding the compensation of our independent directors for fiscal 2016. Compensation for our Chief Executive Officer, Gary Wang, Chief Financial Officer, David Wang and Guoan Xu are Vice President is reflected above in the Summary Compensation Table rather than below.

Summary Director Compensation Table FY 2016

Name	Director fees earned or paid in cash	Other Compensation	Total ($)
Weixin Wang	$20,000	$0	$20,000
Jie Xu	20,000	0	20,000
Tianjun Zhang	20,000	0	20,000
Owens Meng	20,000	0	20,000

C.	Board Practices.

See information provided in response to Item 6.A. above as to the current directors.

Composition of Board

Our board of directors currently consists of seven directors. There are no family relationships between any of our executive officers and directors.

The directors are divided into three classes, as nearly equal in number as the then total number of directors permits. Class I directors shall face re-election at our annual general meeting of shareholders in 2017 and every three years thereafter. Class II directors shall face re-election at our annual general meeting of shareholders in 2018 and every three years thereafter. Class III directors shall face re-election at our annual general meeting of shareholders in 2019 and every three years thereafter.

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

Our Employees

As of December 31, 2016, we had approximately 5,963 full-time employees and approximately 1,820 part-time employees and interns. Our senior management and many of our employees have had prior experience in the call center industry.

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

Employment Agreements

Under Chinese laws, there are some situations where we can terminate employment agreements without paying economic compensation, such as the employer maintains or raises the employment conditions but the employee refuses to accept the new employment agreement, when the employment agreement is scheduled to expire, the employee is retired in accordance with laws or the employee is dead, declared dead or has disappeared. For termination of employment in absence of legal cause, we are obligated to pay the employee two-month’s salary for each year we have employed the employee. We are, however, permitted to terminate an employee for cause without paying economic compensation, such as when the employee has committed a crime, being proved unqualified for recruitment during the probation period, seriously violating the rules and regulations of the employer, or the employee’s actions or inactions have resulted in a material adverse effect to us.

Our employment agreements with our executive officers generally provide for a term of three (3) years, provided that either party may terminate the agreement on sixty (60) days’ notice and a salary to be paid monthly. The agreements also provide that the executive officers are to work an average of forty (40) hours per week and are entitled to all legal holidays as well as other paid leave in accordance with PRC laws and regulations and our internal work policies. Under such agreements, our executive officers can be terminated for cause without further compensation. The employment agreements also provide that we will pay for all mandatory social security programs for our executive officers in accordance with PRC regulations. During the agreement and for one (1) year afterward, our executive officers are required to keep trade secrets confidential.

The contracts that we have entered into with executive officers include the following:

Gary Wang

We entered into an employment agreement with Mr. Wang, effective March 1, 2017, providing for Mr. Wang to serve as the Company’s Chief Executive Officer. Under the terms of Mr. Wang’s employment agreement, Mr. Wang is, among other matters, to take overall responsibility for the operational management and financial management of the Company in compliance with all applicable laws and devote a minimum of forty hours per week to our business and affairs and in return will be entitled to the following:

●	Annual compensation of RMB 1,800,000 (approximately $277,000); and

●	Reimbursement of reasonable expenses.

Mr. Wang will be eligible to receive an annual bonus with a target payout up to 150% of his base salary, subject to achieving Company and individual performance goals established by the Company’s Compensation Committee. Mr. Wang’s employment agreement is for an initial term of thirty-six months, renewable for an additional twenty-four months unless either party terminates it in writing at least sixty days before the expiration of the initial term.

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

David Wang

We entered into an employment agreement with Mr. Wang, effective March 1, 2017, providing for Mr. Wang to serve as our Chief Financial Officer. Under the terms of Mr. Wang’s employment agreement, Mr. Wang is, among other matters, to oversee all financial and operational controls and metrics within the organization in accordance with industry rules and devote a minimum of forty hours per week to our business and affairs and in return will be entitled to the following:

●	Annual compensation of RMB 1,200,000 (approximately $185,000); and

●	Reimbursement of reasonable expenses.

Mr. Wang will be eligible to receive an annual bonus with a target payout up to 150% of his base salary, subject to achieving Company and individual performance goals established by the Company’s Compensation Committee. Mr. Wang’s employment agreement is for an initial term of thirty-six months, renewable for an additional twenty-four months unless either party terminates it in writing at least sixty days before the expiration of the initial term.

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

Guoan Xu

We entered into an employment agreement with Mr. Xu, through Taiying, effective March 1, 2017, providing for Mr. Xu to serve as our Vice President. Under the terms of Mr. Xu’s employment agreement, Mr. Xu is, among other matters, to take respective responsibility for the operation and management of us in accordance with industry rules and devote a minimum of forty hours per week to our business and affairs and in return will be entitled to the following:

●	Annual compensation of RMB 1,080,000 (approximately $166,000); and

●	Reimbursement of reasonable expenses.

Mr. Xu will be eligible to receive an annual bonus with a target payout up to 150% of his base salary, subject to achieving Company and individual performance goals established by the Company’s Compensation Committee. Mr. Xu’s employment agreement is for an initial term of thirty-six months, renewable for an additional twenty-four months unless either party terminates it in writing at least sixty days before the expiration of the initial term.

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

The following tables set forth certain information with respect to the beneficial ownership of our common shares as of April 28, 2017, for:

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

Applicable percentage ownership is based on 18,329,600 common shares outstanding at April 28, 2017. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o China Customer Relations Centers, Inc., 1366 Zhongtianmen Dajie, Xinghuo Science and Technology Park, High-tech Zone, Taian City, Shandong Province, People’s Republic of China 271000.

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

The following tables set forth certain information with respect to the beneficial ownership of our common shares as of April 28, 2017, for:

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

Applicable percentage ownership is based on 18,329,600 common shares outstanding at April 28, 2017. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o China Customer Relations Centers, Inc., 1366 Zhongtianmen Dajie, Xinghuo Science and Technology Park, High-tech Zone, Taian City, Shandong Province, People’s Republic of China 271000.

	Beneficial Ownership (1)
Name of Beneficial Owner	Common Shares	Percentage
Qingmao Zhang	1,224,000	6.7%
Qiaolin Wang	979,200	5.3%
Jishan Sun (3)	764,240	4.2%
Telecare Global Services Limited (2)(3)	764,240	4.2%
Guangzhou Cornerstone Asset Management Co., Ltd.	1,032,000	5.6%
5% or greater beneficial owners as a group	4,763,680	26.0%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common shares or the power to receive the economic benefit of the common shares.
(2)	Represents 764,240 shares directly held by Telecare Global Services Limited, a British Virgin Islands limited liability company controlled by Mr. Jishan Sun. Mr. Sun holds voting and investment power over the shares held.
(3)	Mr. Jishan Sun and Telecare Global Services Limited each hold less than 5% of the common shares, but due to Mr. Sun’s control of Telecare, the common shares of each are considered in the aggregate making them principal shareholders. Mr. Sun holds voting and investment power over the shares held.

B.	Related Party Transactions.

The related parties consist of the following:

Name of Related Party	Nature of Relationship
David Wang	Shareholder, Director and Chief Financial Officer

Guoan Xu	Shareholder, Director and Vice President

Limin Gao	Manager of Taiying

Gary Wang	Principal Shareholder, Director, Chief Executive Officer and Chairman of the Board

Yongjie Yang	Wife of Gary Wang

Qingmao Zhang	Principal Shareholder

Chunmei Sun	Wife of David Wang

Qiaolin Wang	Shareholder

Beijing TaiyingAnrui Holding Co., Ltd	Sole Shareholder

Shandong Luk Information Technology Co., Ltd.	Controlled by the brother of Gary Wang

Chongqing Ruixuan Technology Co., Ltd.	Controlled by Beijing Taiying

Chongqing Shenggu Human Resources Co., Ltd.	Controlled by Beijing Taiying

Chongqing Shenggu Investment Co., Ltd.	Controlled by Beijing Taiying

Chongqing Shenggu Construction Co., Ltd.	Controlled by Beijing Taiying

Shandong Shenggu Investment Co., Ltd.	Controlled by Beijing Taiying

Northern Shenggu Call Center Training School	Controlled by Beijing Taiying

YantaiShenggu Human Resources Management Co., Ltd.	Controlled by Beijing Taiying

Chongqing Yongchuan Shenggu Training School	Controlled by Beijing Taiying

Zaozhuang Shenggu Chuangke Enterprise Management Co., Ltd.	Controlled by Gary Wang

Chongqing Taiying Shiye Development Co., Ltd.	David Wang being a 5% shareholder

Beijing Jiate Information Technology Co., Ltd.	Shareholder of HTCC.

Beijing Jiate Information Technology Co., Ltd.

In July 2016, HTCC, its parent company Taiying, and Beijing Jiate Information Technology Co., Ltd. (“Jiate”) entered into an investment agreement, pursuant to which Jiate will contribute RMB4,900,000 (approximately $706,000) into HTCC in order to obtain 49% equity interest in HTCC. Based on the agreement, all the parties agreed to complete the registration process with local administrative department within 30 days after the agreement was signed and Jiate is entitled to HTCC’s earnings after injecting the first portion of investment in the amount of RMB2,450,000 (approximately $356,000) prior to February 1, 2017. The registration process was completed on July 11, 2016 and HTCC received the capital contribution of $356,000 on January 31, 2017. As a result, Jiate became the related party of the Company.

Jiate acts as an intermediary agent and receives commission for referring customers to HTCC. The services provided by Jiate were recorded as related party transactions in the year ended December 31, 2016. See more details in services provides by related parties.

As of December 31, 2015, the balance of receivable from Jiate was $125,687 which was recorded as notes receivable, current. The balance was fully settled during the year ended December 31, 2016 by a repayment of $40,011 and payment of expense made by Jiate on behalf of the Company in the amount of 82,794.

Notes receivable from related party

Chongqing Taiying Shiye Co., Ltd. (“Shiye”), a company in which David Wang owns 5% of the equity interest, borrowed $1,130,765 from the Company for a construction project in the year ended December 31, 2013. The receivable bears no interest and is due on demand. During the year ended December 31, 2014, Shiye repaid $113,901 to the Company.

As of December 31, 2016 and 2015, the receivable from Shiye was recorded as notes receivable – related party, non-current in the amount of $907,297 and $970,620, respectively.

Revenues from related party

The Company was the subcontractor of Shandong Luk Information Technology Co., Ltd. (“Shandong Luk”) to provide BPO services, a related party controlled by the brother of Gary Wang. The Company did not generate any related party revenues from Shandong Luk for the years ended December 31, 2016 and 2015. And the Company generated revenues in the amount of $11,407 for the year ended December 31, 2014. The accounts receivable with Shandong Luk amounted to $353,513 as of December 31, 2015. During the year ended December 31, 2016, the Company decided to record an allowance for all the receivable balance from Shandong Luk, included in accounts receivable – related party, as the Company does not expect to collect from Shandong Luk within a reasonable period of time.

Services provided by related parties

The Company subcontracted projects to a related party, Shandong Luk, and the related party provided services in the amount of $485,304, $892,595 and $718,756 for the years ended December 31, 2016, 2015 and 2014, respectively, which was included in cost of revenues. Out of the services provided, both parties agreed to use $0, $26,830, and $426,434 to settle part of the balances that Shandong Luk owed to the Company as of December 31, 2016, 2015, and 2014, respectively.

Jiate charged the Company $188,319 for the customers it referred to the Company during the year ended December 31, 2016, which was included in selling, general and administrative expenses. As of December 31, 2016 and 2015, the related party accounts payable balance was $129,489 and $0, respectively.

Due from related parties

Due from related parties consist of the following:

Name of Related Party	December 31, 2016	December 31, 2015	December 31, 2014
Qiaolin Wang	$-	$-	$2,948
Limin Gao	-	-	437
Chunmei Sun	-	-	76,485
Shandong Luk Information Technology Co., Ltd.	-	448,339	354,095
Beijing Taiying Anrui Holding Co.,Ltd	50,811	15,406	-
Chongqing Ruixuan Technology Co., Ltd.	-	-	29,717
Chongqing Shenggu Human Resources Co., Ltd.	198,055	211,878	223,761
Chongqing Shenggu Investment Co., Ltd.	-	-	651
Chongqing Shenggu Construction Co., Ltd.	-	-	2,644
Shandong Shenggu Investment Co., Ltd.	-	-	2,441
Northern Shenggu Call Center Training School	-	-	65
Chongqing Yongchuan Shenggu Training School	-	-	70,733

	$248,866	$675,623	$763,977

The amount owed to the Company by related party companies represents non-secured short-term loans obtained from the Company, which bears no interest and was due on demand.

During the year ended December 31, 2016, the Company decided to record an allowance for all the receivable balance from Shandong Luk, included in due from related parties, as the Company does not expect to collect from Shandong Luk within a reasonable period of time.

The remaining amounts owed to the Company by individuals represent advances to the Company management members for business travel or business development purpose and cash advances to the related parties which were non-secured and interest-free.

The Company provided a loan of $18,210 to Beijing Taiying during the year ended December 31, 2016.

The Company received the repayment for loan of $40,011, $1,095,087, and 1,633,073 from related party companies for the year ended December 31, 2016, 2015, and 2014, respectively.

Due to related parties

In 2014, the Company repaid a loan obtained from Chunmei Sun for $392,118. The loan bears an annual interest rate of 15%. For the year ended December 31, 2014, the interest expense recorded for the related party loan amounted to $108,264.

During the year ended December 31, 2016, a related party paid expenses on behalf of the Company in the amount of $1,746. As of December 31, 2016 and 2015, the balance owed to this related party was $1,670.

For the years ended December 31, 2015 and 2014, the Company borrowed $19,841 and $294,500 from, and repaid $0 and $95,987 to Jiate, respectively. For the year ended December 31, 2016, Jiate purchased property and equipment for the Company in the amount of $238,353, and paid expenses on behalf of the Company in the amount of $23,094.

As of December 31, 2015, the balance owed to Jiate was $207,813, which was included in short term loans. As of December 31, 2016, the balance owed to Jiate was $444,380, which was included in due to related parties as Jiate became the related party of the Company.

Due to related parties consist of the following:

Name of Related Party	December 31, 2016	December 31, 2015
Beijing Jiate Information Technology Co., Ltd.	444,380	-
Guoan Xu	1,670	-

	$446,050	$-

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

	Price per share of common shares:
	High	Low
Annual highs and lows
Fiscal year 2016	$22.00	$5.54

Quarterly highs and lows
First quarter 2016	$10.80	$5.65
Second quarter 2016	$12.68	$5.54
Third quarter 2016	$16.38	$9.66
Fourth quarter 2016	$22.00	$10.98
First quarter 2017	$19.32	$11.83
Second quarter 2017 (through April 27, 2017)	$15.67	$12.90

Monthly highs and lows
November 2016	$17.05	$13.36
December 2016	$22.00	$13.46
January 2017	$19.32	$17.05
February 2017	$18.97	$11.83
March 2017	$14.26	$12.11
April 2017 (through April 27, 2017)	$15.67	$12.90

B.	Plan of distribution.

Not applicable for annual reports on Form 20-F.

C.	Markets.

Our common shares are listed on the NASDAQ Capital Market under the symbol “CCRC.”

D.	Selling shareholders.

Not applicable for annual reports on Form 20-F.

E.	Dilution.

Not applicable for annual reports on Form 20-F.

F.	Expense and issue.

Not applicable for annual reports on Form 20-F.

Item 10. Additional Information

A.	Share Capital.

Not applicable for annual reports on Form 20-F.

B.	Memorandum and Articles of Association.

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

Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations (1996), as amended on August 5, 2008, the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996) and the Interim Measures on Administration on Foreign Debts (2003). Under these regulations, Renminbi are freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for most capital account items, such as direct investment, loans, repatriation of investment and investment in securities outside China, unless the prior approval of competent authorities (if required) and registration with SAFE or its local counterparts are obtained. In addition, any loans to an operating subsidiary in China that is a foreign invested enterprise, cannot, in the aggregate, exceed the difference between its respective approved total investment amount and its respective approved registered capital amount. Furthermore, any foreign loan must be registered with SAFE or its local counterparts for the loan to be effective. Any increase in the amount of the total investment and registered capital must be approved by the PRC Ministry of Commerce or authorized provincial or same level government. We may not be able to obtain these government approvals or registrations on a timely basis, if at all, which could result in a delay in the process of making these loans.

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

Circular 37

On July 4, 2014, SAFE issued Circular 37, which became effective as of July 4, 2014. According to Circular 37, PRC residents shall apply to SAFE and its branches for going through the procedures for foreign exchange registration of overseas investments before contributing the domestic or offshore assets or interests to a SPV. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required if the registered overseas SPV’s basic information such as domestic individual resident shareholder, name, operating period, or major events such as domestic individual resident capital increase, capital reduction, share transfer or exchange, merger or division has changed. Although the change of overseas funds raised by overseas SPV, overseas investment exercised by overseas SPV and non-cross-border capital flow are not included in Circular 37, we may be required to make foreign exchange registration if required by SAFE and its branches.

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

Under the aforesaid laws and regulations, the increase of the registered capital of a foreign-invested enterprise is subject to the prior approval by the original approval authority of its establishment. In addition, the increase of registered capital and total investment amount shall be registered with Ministry of Commerce (or authorized provincial or same level government), SAIC and SAFE.

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

Regulation of Dividend Distribution

The principal regulations governing the distribution of dividends by foreign holding companies include the Company Law of the PRC (1993), as amended in 2013, the Foreign Investment Enterprise Law (1986), as amended in 2016, and the Administrative Rules under the Foreign Investment Enterprise Law (2001), as amended in 2014.

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

On April 14, 2008, the Chinese Ministry of Science and Technology, Ministry of Finance and State Administration of Taxation enacted the Administrative Measures for Certifying High and New Technology Enterprises, which retroactively became effective on January 1, 2008 and amended on January 1, 2016. Under the EIT Law, certain qualified high-tech companies may benefit from a preferential tax rate of 15% if they own their core intellectual properties and are classified into certain industries strongly supported by the Chinese government and set forth by certain departments of the Chinese State Council. Taiying was granted the high and new technology enterprise (“HNTE”) qualification valid for three years starting from June 12, 2009 and successfully renewed the qualification in 2012 and 2015, which is valid through December 10, 2018. There can be no assurance, however, that Taiying and its subsidiaries will continue to meet the qualifications for such a reduced tax rate. In addition, there can be no guaranty that relevant governmental authorities will not revoke Taiying’s “high and new technology enterprise” status in the future.

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

PRC Business Tax and VAT

Pursuant to applicable PRC tax regulations, any entity or individual conducting business in the value-added telecommunication service industry used to be generally required to pay a business tax at the rate of 3% on the revenues generated from providing such services. However, beginning on June 1, 2014, a value-added tax has generally been imposed to replace the business tax in value-added telecommunications services. Pursuant to the Provisional Regulations on Value-added Tax of the PRC last amended on February 6, 2016 and its Implementing Rules, all entities or individuals in the PRC engaging in the sale of goods, the provision of processing services, repairs and replacement services, and the importation of goods are required to pay VAT. The amount of VAT payable is calculated as “output VAT” minus “input VAT”. According to Circular of the Ministry of Finance and the State Administration of Taxation on the Fully Carrying out the Pilot Collection of Value-added Tax in Lieu of Business Tax (“Circular 36”) promulgated at March 23, 2016, the rate of VAT is 6% for value-added telecommunications services.

People’s Republic of China Taxation

Under the EIT law and EIT Rules, both of which became effective on January 1, 2008, the income tax for both domestic and foreign-invested enterprises is at a uniform rate of 25%, unless they qualify for certain exceptions. On April 14, 2008, the Chinese Ministry of Science and Technology, Ministry of Finance and State Administration of Taxation enacted the Administrative Measures for Certifying High and New Technology Enterprises, which retroactively became effective on January 1, 2008 and amended on January 1, 2016. provide that certain qualified high-tech companies may benefit from a preferential tax rate of 15% if they own their core intellectual properties and are classified into certain industries strongly supported by the Chinese government and set forth by certain departments of the Chinese State Council. Taiying was granted the HNTE qualification valid for three years starting from June 12, 2009 and successfully renewed the qualification in 2012 and 2015, which is valid through December 10, 2018. There can be no assurance, however, that Taiying and its subsidiaries will continue to meet the qualifications for such a reduced tax rate. In addition, there can be no guaranty that relevant governmental authorities will not revoke Taiying’s “high and new technology enterprise” status in the future.

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

Not Applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our main interest rate exposure relates to bank borrowings. We manage our interest rate exposure with a focus on reducing our overall cost of debt and exposure to changes in interest rates. In the year 2016, we had $0.773 million weight average outstanding bank loans, with weighted average effective interest rate of 7%. In 2015, we had $1.66 million weighted average outstanding bank loans, with weighted average effective interest rate of 30%.

As of December 31, 2016, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, profit attributable to equity owners of our company would have been RMB 51,173 ($7,703) lower/higher, respectively, mainly as a result of higher/lower interest income from our cash and cash equivalents and loan receivables.

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

Foreign Exchange Risk

Our functional currency is the RMB, and our financial statements are presented in U.S. dollar. The RMB depreciated against the U.S. dollar by 5.0% in 2015 and 7.0% in 2016. The change in the value of RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operation.

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

As of December 31, 2016 (the “Evaluation Date”), the company carried out an evaluation, under the supervision of and with the participation of management, including the company’s chief executive officer and chief financial officer, of the effectiveness of the design and operation of the company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based on the foregoing, the chief executive officer and chief financial officer concluded that as of the Evaluation Date the company’s disclosure controls and procedures were effective and designed to ensure that all material information required to be included in our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and to ensure that information required to be disclosed is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decision regarding required disclosure.

(b)	Management’s annual report on internal control over financial reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed under the supervision of our chief executive officer and chief financial officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our consolidated financial statements for external reporting purpose in accordance with U.S. generally accepted accounting principles.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2016. In making this assessment, management used the framework set forth in the report Internal Control – Integrated framework issued by the Committee of Sponsoring Organization of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (1)the control environment, (2)risk assessment,(3)control activities, (4)information and communication and (5)monitoring.

Based on that evaluation, management concluded that these controls were effective at December 31, 2016.

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

Audit Fees

During fiscal 2015 and 2016, MaloneBailey, LLP’s fees for the annual audit of our financial statements and the periodic reviews of the financial statements were $150,000 and $230,000, respectively.

Audit-Related Fees

The company did not pay MaloneBailey, LLP for audit-related fees in fiscal 2016. The company paid MaloneBailey, LLP $35,000 for audit-related services in fiscal 2015 for services rendered in connection with financial due diligence of the company in connection with the company’s initial public offering.

Tax Fees

The company has not paid Malone Bailey, LLP for tax services in fiscal 2016, 2015 and 2014.

All Other Fees

The company has not paid Malone Bailey, LLP for any other services in fiscal 2016, 2015 and 2014.

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

Item 16D. Exemptions form the Listing Standards for the Audit Committee

Not Applicable.

Item 16E. Purchase of Equity Securities by the Issuer and the Affiliated Purchasers

Neither the company nor any affiliated purchaser has purchased any shares or other units of any class of the company’s equity securities registered by the company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended December 31, 2016.

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

Item 19. Exhibits

Exhibit No.	Description of Exhibit

1.1	Memorandum and Articles of Association (1)

2.1	Specimen Common Share Certificate (1)

4.1	Translation of Shareholder’s Voting Proxy Agreement (1)

4.2	Translation of Entrusted Management Agreement (1)

4.3	Translation of Exclusive Option Agreement (1)

4.4	Translation of Pledge of Equity Agreement (1)

4.5	Employment Agreement of Gary Wang

4.6	Employment Agreement of David Wang

4.7	Employment Agreement of GuoanXu

4.8	Investment Agreement of Hebei Taiying Communications BPO Co., Ltd.

8.1	List of Subsidiaries (1)

11.1	Code of Ethics (1)

12.1	Certification of the Chief Executive Officer of China Customer Relations Centers, Inc. pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer of China Customer Relations Centers, Inc. pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	2014 Share Incentive Plan (1)

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Labels Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

(1)	Filed as an exhibit to the China Customer Relations Centers, Inc.’s Registration Statement on Form S-1, as amended on Form F-1 (Registration No. 333-199306) initially filed on October 14, 2014 and hereby incorporated by reference.

SIGNATURES

The registrant hereby certifies that is meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA CUSTOMER RELATIONS CENTERS, INC.

By:	/s/ GARY WANG
Gary Wang
Chief Executive Officer

Date: April 28, 2017

CHINA CUSTOMER RELATIONS CENTERS, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 and 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

China Customer Relations Centers, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of China Customer Relations Centers, Inc. and Subsidiaries (collectively, the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2016. The consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

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

In our opinion, the accompanying consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Customer Relations Centers, Inc. and Subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

/s/ MaloneBailey, LLP

www.malonebailey.com

Houston, Texas

April 28, 2017

CHINA CUSTOMER RELATIONS CENTERS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2016	2015

ASSETS
Cash	$15,947,268	$13,623,849
Accounts receivable, net	13,595,396	8,852,024
Accounts receivable - related party	-	353,513
Notes receivable, current	547,259	125,687
Prepayments	504,780	708,549
Due from related parties	248,866	675,623
Deferred tax assets, current	69,864	-
Other current assets	1,041,923	1,045,932
Total current assets	31,955,356	25,385,177
Restricted cash	500,000	500,000
Notes receivable – related party, non-current	907,297	970,620
Property and equipment, net	4,360,976	4,129,561
Deferred tax assets, non-current	-	23,974
Total non-current assets	5,768,273	5,624,155
Total assets	$37,723,629	$31,009,332

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable	$664,838	$310,216
Accounts payable - related party	129,489	-
Accrued liabilities and other payables	3,603,471	3,333,960
Deferred revenue	607,160	-
Wages payable	2,885,735	2,803,294
Income taxes payable	883,654	1,014,595
Short term loans	-	1,748,479
Due to related parties	446,050	-
Deferred tax liabilities, current	-	35,273
Total current liabilities	9,220,397	9,245,817
Total liabilities	9,220,397	9,245,817
Shareholders' equity
Common shares, $0.001 par value, 100,000,000 shares authorized, 18,329,600 shares issued and outstanding as of December 31, 2016 and 2015	18,330	18,330
Additional paid-in capital	11,178,774	11,178,774
Retained earnings	17,226,261	9,728,228
Statutory reserves	2,067,835	1,288,617
Accumulated other comprehensive loss	(1,987,968)	(450,434)
Total shareholders' equity	28,503,232	21,763,515
Total liabilities and shareholders' equity	$37,723,629	$31,009,332

The accompanying notes are an integral part of these consolidated financial statements

CHINA CUSTOMER RELATIONS CENTERS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For The Years Ended December 31,
	2016	2015	2014

Revenues, net	$72,731,706	$59,350,721	$42,661,732
Revenues - related party	-	-	11,407
Total revenues	72,731,706	59,350,721	42,673,139
Cost of revenues	53,098,552	46,891,617	35,188,331
Gross profit	19,633,154	12,459,104	7,484,808
Operating expenses:
Selling, general and administrative expenses	11,082,106	7,259,279	5,779,600
Total operating expenses	11,082,106	7,259,279	5,779,600
Income from operations	8,551,048	5,199,825	1,705,208
Other income (expenses):
Interest expense	(50,383)	(278,363)	(552,894)
Government grants	801,125	1,027,581	1,439,186
Other income	479,387	225,306	64,873
Other expense	(55,003)	(124,273)	(238,413)
Total other income	1,175,126	850,051	712,752
Income before provision for income taxes	9,726,174	6,049,876	2,417,960
Income tax provision	1,448,923	1,275,633	635,859
Net income	$8,277,251	$4,774,243	$1,782,101
Comprehensive income
Net income	$8,277,251	$4,774,243	$1,782,101
Other comprehensive income (loss)
Foreign currency translation adjustment	(1,537,534)	(684,590)	27,280
Total comprehensive income	$6,739,717	$4,089,653	$1,809,381

Earnings per common share
Basic	$0.45	$0.30	$0.11
Diluted	$0.45	$0.30	$0.11
Weighted average common shares outstanding
Basic	18,329,600	16,015,079	15,586,865
Diluted	18,329,600	16,015,079	15,586,865

The accompanying notes are an integral part of these consolidated financial statements

CHINA CUSTOMER RELATIONS CENTERS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Number of Shares	Common Stock	Additional Paid-in Capital	Statutory Reserves	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, January 1, 2014	15,294,800	$15,295	$(1,829,991)	$533,863	$3,926,638	$206,876	$2,852,681
Net income					1,782,101		1,782,101
Issuance of common shares for cash	634,800	635	1,173,745				1,174,380
Capital contribution from owners			3,340,396				3,340,396
Foreign currency translation adjustment						27,280	27,280
Transfer to reserve				247,868	(247,868)		-
Balance, December 31, 2014	15,929,600	$15,930	$2,684,150	$781,731	$5,460,871	$234,156	$9,176,838
Net income					4,774,243		4,774,243
Issuance of common shares for cash	2,400,000	2,400	8,494,624				8,497,024
Foreign currency translation adjustment						(684,590)	(684,590)
Transfer to reserve				506,886	(506,886)		-
Balance, December 31, 2015	18,329,600	$18,330	$11,178,774	$1,288,617	$9,728,228	$(450,434)	$21,763,515
Net income					8,277,251		8,277,251
Foreign currency translation adjustment						(1,537,534)	(1,537,534)
Transfer to reserve				779,218	(779,218)		-
Balance, December 31, 2016	18,329,600	$18,330	$11,178,774	$2,067,835	$17,226,261	$(1,987,968)	$28,503,232

The accompanying notes are an integral part of these consolidated financial statements

CHINA CUSTOMER RELATIONS CENTERS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For years ended December 31,
	2016	2015	2014

Cash flows from operating activities
Net income	$8,277,251	$4,774,243	$1,782,101
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,542,352	1,340,961	1,342,258
Allowance for doubtful accounts	805,870	-	145,076
Gain on disposal of property and equipment	-	-	(11,948)
Deferred income taxes	(84,067)	(172,000)	109,657
Changes in assets and liabilities:
Accounts receivable	(5,561,722)	(2,499,956)	(3,251,749)
Accounts receivable - related party	-	-	(11,407)
Due from related parties	-	(114,670)	468,555
Due to related parties	-	(2,394)	3,493
Prepayments	(767,516)	(447,311)	(489,918)
Other current assets	(63,669)	191,536	(234,429)
Accounts payable	193,639	113,033	18,998
Accounts payable - related party	25,276	-	-
Wage payable	277,335	908,720	267,931
Income taxes payable	(67,681)	586,931	106,833
Deferred revenue	634,644	-	-
Accrued liabilities and other payables	454,572	1,277,678	250,276
Net cash provided by operating activities	5,666,284	5,956,771	495,727
Cash flows from investing activities
Purchase of property and equipment	(478,775)	(1,614,696)	(965,118)
Change of restricted cash	-	(500,000)	-
Proceeds from sale of property and equipment	-	-	14,363
Loans to third parties	(563,896)	-	(132,742)
Repayment from third parties	-	-	130,172
Advance to related parties	(18,210)	(930,536)	(1,986,421)
Repayment from related parties	40,011	1,095,087	1,633,073
Net cash used in investing activities	(1,020,870)	(1,950,145)	(1,306,673)
Cash flows from financing activities
Proceeds from issuances of common shares	-	8,497,024	1,174,380
Capital contribution from owners	-	-	3,340,396
Proceeds from related parties	-	-	32,543
Repayment to related parties	-	-	(3,749,916)
Borrowings from short term loan	-	3,800,367	7,386,830
Repayment of short term loans	(1,510,962)	(7,478,890)	(8,001,883)
Net cash provided by (used in) financing activities	(1,510,962)	4,818,501	182,350
Effect of exchange rate changes on cash and cash equivalents	(811,033)	(298,288)	11,043
Net change in cash and cash equivalents	2,323,419	8,526,839	(617,553)
Cash and cash equivalents, beginning of the year	13,623,849	5,097,010	5,714,563
Cash and cash equivalents, end of the year	$15,947,268	$13,623,849	$5,097,010
Supplemental cash flow information
Interest paid	$50,383	$278,363	$552,894
Income taxes paid	$1,558,290	$915,895	$490,318
Non-cash investing and financing activities
Transfer from prepayments to property and equipment	$932,192	$405,924	$289,806
Liabilities assumed in connection with purchase of property and equipment	$672,715	$23,900	$68,839
Short term loan reclassified to due to related party	$203,048
Operating expenses paid by related parties	$107,634

The accompanying footnotes are an integral part of these consolidated financial statements

CHINA CUSTOMER RELATIONS CENTERS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – ORGANIZATION

China Customer Relations Centers, Inc. (the “Company”), was incorporated on March 6, 2014 under the laws of British Virgin Islands. China BPO Holdings Limited (“CBPO”), the Company’s 100% owned subsidiary, was established in Hong Kong on March 28, 2014 as a limited liability company. Other than the equity interest in CBPO, the Company does not own any material assets or liabilities except for cash and restricted cash and other receivables as disclosed in the table at page F-10 or conduct any operations. CBPO holds all of the outstanding equity interest in Shandong Juncheng Information Technology Co., Ltd., a company established on August 19, 2014 in the People’s Republic of China (“PRC”) as a wholly foreign owned enterprise (“WFOE”). Other than the equity interest in WFOE, CBPO does not own any material assets or liabilities except for cash, long term investment, and other payables as disclosed in the table at page F-10 or conduct any operations. Shandong Taiying Technology Co., Ltd (“Taiying”) was incorporated on December 18, 2007 as a domestic Chinese corporation. Taiying and its fourteen wholly owned or majority owned subsidiaries are engaged in business process outsourcing (“BPO”), acting as a service provider focusing on the complex voice-based segment of customer care services, including customer relationship management, sales, customer retention, marketing surveys and research for some of China’s big enterprises.

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

(2) Exclusive Option Agreement.Taiying and its sole shareholder, Beijing Taiying, have entered into an Exclusive Option Agreement with WFOE, which provides that WFOE will be entitled to acquire such shares from the current shareholder upon certain terms and conditions, meanwhile WFOE will be entitled an irrevocable exclusive purchase option to purchase all or part of the assets and business of Taiying, if such a purchase is or becomes allowable under PRC laws and regulations. The Exclusive Option Agreement also prohibits the current shareholder of Taiying as well as Taiying from transferring any portion of their equity interests, business or assets to anyone other than WFOE. WFOE has not yet taken any corporate action to exercise this right of purchase, and there is no guarantee that it will do so or will be permitted to do so by applicable law at such times as it may wish to do so.

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

As of the filing date, the Company’s subsidiaries and variable interest entities are as follows:

Name	Date of Incorporation	Place of incorporation	Percentage of effective ownership	Principal Activities
China BPO Holdings Limited, (“CBPO”)	March 28, 2014	Hong Kong	100%	Holding company of WFOE

Shandong Juncheng Information Technology Co., Ltd. (“WFOE”)	August 19, 2014	PRC	100%	Holding company

Shandong Taiying Technology Co., Ltd. (“Taiying”)	December 18, 2007	PRC	Contractual arrangements (1)	BPO service provider principally serves North China

Chongqing Central BPO Industry Co., Ltd. (“Central BPO”)	January 28, 2010	PRC	100% (2)	BPO service provider principally serves South China

Jiangsu Taiying Technology Co., Ltd. (“JTTC”)	February 25, 2010	PRC	100% (2)	BPO service provider which principally serves East China

Hebei Taiying Communication BPO Co., Ltd. (“HTCC”)	April 20, 2010	PRC	51% (4)	BPO service provider which principally serves North China

Shandong Central BPO Industry Co., Ltd. (“SCBI”)	August 9, 2012	PRC	100% (2)	BPO service provider which principally serves North China

Shandong Taiying Technology Chongqing Branch Company (“STTCB”)	February 22, 2013	PRC	100% (2)	BPO service provider principally serves South China

Shandong Taiying Technology Nanning Branch Company (“STTNB”)	May 28, 2013	PRC	100% (2)	BPO service provider principally serves South China

Jiangsu Central Information Service Co., Ltd. (“JCBI”)	December 12, 2013	PRC	100% (2)	BPO service provider principally serves East China

Anhui Taiying Information Technology Co., Ltd. (“ATIT”)	December 26, 2013	PRC	100% (2)	BPO service provider principally serves East China

Jiangsu Taiying Information Service Co., Ltd. (“JTIS”)	July 1, 2014	PRC	100% (2)	BPO service provider principally serves East China

Nanjing Taiying E-Commercial Business Co., Ltd. (“NTEB”)	December 25, 2014	PRC	100% (2)	BPO service provider principally serves East China

Jiangxi Taiying Technology Co., Ltd. (“JXTT”)	January 8, 2015	PRC	100% (2)	BPO service provider principally serves Southeast China
Xinjiang Taiying Technology Co., Ltd (“XTTC”)	March 20, 2015	PRC	100% (2)	BPO service provider principally serves Northwest, China
Beijing Taiying Technology Co., Ltd. (“BTTC”)	June 30, 2015	PRC	100% (2)	BPO service provider principally serves North China
Zaozhuang Shenggu E-commerce Co., Ltd. (“ZSEC”)	June 16, 2016	PRC	100% (3)	E-commerce service provider for the Company

(1) VIE effectively controlled by WFOE through a series of contractual agreements

(2) Wholly-owned subsidiaries of Taiying

(3) Wholly-owned subsidiary of BTTC

(4) 49% owned by Beijing Jiate Information Technology Co., Ltd., see Note 9 and Note 15 for detailed discussion.

As of December 31, 2016 and 2015, the assets and liabilities in the Company’s balance sheets relate to CCRC, CBPO, and WOFE are as follows:

	December 31, 2016			December 31, 2015
	Held by CCRC	Held by CBPO	Held by WFOE	Held by CCRC	Held by CBPO	Held by WFOE

Assets
Cash	$2,397,440	$2,354	$4,986,891	$7,999,771	$1,957	$650
Restricted cash	500,000			500,000
Other receivables	4,950,500		942
Long term investment		5,000,000

Liabilities
Other payables	$94,285	$5,002,500	$1,872	$64,534	$2,000	$1,030

As of December 31, 2016 and 2015, the carrying amount and classification of the assets and liabilities in the Company’s balance sheets that relate to the Company’s VIE and VIE’s subsidiaries is as follows:

	December 31, 2016	December 31, 2015

ASSETS
Cash	$8,560,583	$5,621,471
Accounts receivable	13,595,396	8,852,024
Accounts receivable - related party	-	353,513
Notes receivable, current	547,259	125,687
Prepayments	504,780	708,549
Due from related parties	248,866	675,623
Deferred Income Tax Assets	69,864	-
Other current assets	1,042,006	1,045,932
Total current assets of VIE and its subsidiaries	24,568,754	17,382,799
Notes receivable – related party, non-current	907,297	970,620
Property and equipment, net	4,360,976	4,129,561
Deferred tax assets, non-current	-	23,974
Total non-current assets of VIE and its subsidiaries	5,268,273	5,124,155
Total assets of VIE and its subsidiaries	$29,837,027	$22,506,954

LIABILITIES
Accounts payable	$664,838	$310,216
Accounts payable - related party	129,489	-
Accrued liabilities and other payables	3,456,339	3,266,396
Deferred revenue	607,160	-
Wages payable	2,885,735	2,803,294
Income taxes payable	883,654	1,014,595
Short term loans	-	1,748,479
Due to related parties	446,050	-
Deferred tax liabilities, current	-	35,273
Total current liabilities of VIE and its subsidiaries	9,073,265	9,178,253
Total liabilities of VIE and its subsidiaries	$9,073,265	$9,178,253

Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principals of Consolidation

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

Reclassification

Certain prior year amounts have been reclassified to conform to the current period presentation. These reclassifications had no impact on net earnings and financial position.

Foreign Currency Translation

The accompanying consolidated financial statements are presented in United States dollar (“$”), which is the reporting currency of the Company. The functional currency of China Customer Relations Centers, Inc. and CBPO is United States dollar. The functional currency of the Company’s subsidiary and VIEs located in the PRC is Renminbi (“RMB”). For the subsidiaries whose functional currencies are RMB, results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. The resulting translation adjustments are included in determining other comprehensive income. Transaction gains and losses are reflected in the consolidated statements of income. For the year ended December 31, 2016, the Company had gain of $278,411 resulted from foreign currency transactions, which was included in other income.

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

Certain call center decoration projects were still under construction as of December 31, 2016 and the costs of construction were reported as construction in progress. No provision for depreciation is made on the assets under construction until such time as the relevant assets are completed and ready for their intended use.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Electronic equipment	3-5 years
Furniture and Fixture	5 years
Motor vehicles	4 years
Computer software	5 years
Leasehold improvements	5 years

Fair Value of Financial Instruments

For certain of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, prepayments, other current assets, accounts payable, accrued liabilities and other payables, deferred revenue, wages payable, and income taxes payable, the carrying amounts approximate their fair values due to the short maturities.

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

Earnings Per Share

Basic earnings per common share is computed by dividing net earnings attributable to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income attributable to common stockholders by the sum of the weighted average number of common stock outstanding and dilutive potential common stock during the period.

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

Government Grants

Government grants include cash subsidies as well as other subsidies received from various government agencies by the subsidiaries of the Company. Such subsidies are generally provided as incentives from the local government to encourage the expansion of local business. The government grant is recognized in the consolidated statements of income and comprehensive income when the relevant performance criteria specified in the grant are met, for instance, locating contact centers in their jurisdictions or helping local employment needs. Grants applicable to purchase of property and equipment are credited to deferred revenue upon receipt and are amortized over the life of depreciable assets. For the year ended December 31, 2016, the Company received grant of $270,962 for the purpose of making improvement on its leased offices. The Company included this amount in deferred revenue as the performance obligation is not fulfilled as of December 31, 2016.

Research and Development Expenses

Research and development expenses consist primarily of wage expense incurred to personnel to continuously upgrade the Company’s existing software products. For the years ended December 31, 2016, 2015, and 2014, research and development expenses of $3,264,073, $1,962,659, and $679,755 were included in selling, general and administrative expenses in the consolidated statements of income and comprehensive income.

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

Transactions involving related parties cannot be presumed to be carried out on an arm's-length basis, as the requisite conditions of competitive, freemarket dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm's-length transactions unless such representations can be substantiated. It is not, however, practical to determine the fair value of amounts due from/to related parties due to their related party nature.

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

Recently Issued Accounting Pronouncements

In May 2016, the FASB issued ASU 2016-12, “Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients”. The amendments, among other things: (1) clarify the objective of the collectability criterion for applying paragraph 606-10-25-7; (2) permit an entity to exclude amounts collected from customers for all sales (and other similar) taxes from the transaction price; (3) specify that the measurement date for noncash consideration is contract inception; (4) provide a practical expedient that permits an entity to reflect the aggregate effect of all modifications that occur before the beginning of the earliest period presented when identifying the satisfied and unsatisfied performance obligations, determining the transaction price, and allocating the transaction price to the satisfied and unsatisfied performance obligations; (5) clarify that a completed contract for purposes of transition is a contract for which all (or substantially all) of the revenue was recognized under legacy GAAP before the date of initial application, and (6) clarify that an entity that retrospectively applies the guidance in Topic 606 to each prior reporting period is not required to disclose the effect of the accounting change for the period of adoption. The effective date of these amendments is at the same date that Topic 606 is effective. The Company is currently in the process of evaluating the impact of the adoption on its consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments”. These amendments provide cash flow statement classification guidance for: 1. Debt Prepayment or Debt Extinguishment Costs; 2. Settlement of Zero-Coupon Debt Instruments or Other Debt Instruments with Coupon Interest Rates That Are Insignificant in Relation to the Effective Interest Rate of the Borrowing; 3. Contingent Consideration Payments Made after a Business Combination; 4. Proceeds from the Settlement of Insurance Claims; 5. Proceeds from the Settlement of Corporate-Owned Life Insurance Policies, including Bank-Owned Life Insurance Policies; 6. Distributions Received from Equity Method Investees; 7.Beneficial Interests in Securitization Transactions; and 8. Separately Identifiable Cash Flows and Application of the Predominance Principle. The amendments in this ASU are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early application is permitted, including adoption in an interim period. The Company is currently in the process of evaluating the impact of the adoption on its consolidated financial statements.

In October 2016, the FASB issued ASU 2016-16, “Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory”. These amendments require an entity to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. The amendments eliminate the exception for an intra-entity transfer of an asset other than inventory. The amendments do not include new disclosure requirements; however, existing disclosure requirements might be applicable when accounting for the current and deferred income taxes for an intra-entity transfer of an asset other than inventory. The amendments in this ASU are effective for public business entities for fiscal year beginning after December 15, 2017, and interim period within those fiscal years. Early application is permitted, including adoption in an interim period. The Company is currently in the process of evaluating the impact of the adoption on its consolidated financial statements.

In October 2016, the FASB issued ASU 2016-17, “Consolidation (Topic 810): Interests Held through Related Parties That Are under Common Control”. These amendments change the evaluation of whether a reporting entity is the primary beneficiary of a variable interest entity by changing how a reporting entity that is a single decision maker of a variable interest entity treats indirect interests in the entity held through related parties that are under common control with the reporting entity. If a reporting entity satisfies the first characteristic of a primary beneficiary (such that it is the single decision maker of a variable interest entity), the amendments require that reporting entity, in determining whether it satisfies the second characteristic of a primary beneficiary, to include all of its direct variable interests in a variable interest entity and, on a proportionate basis, its indirect variable interests in a variable interest entity held through related parties, including related parties that are under common control with the reporting entity. The amendments in this ASU are effective for public business entities for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. If an entity adopts the pending content that links to this paragraph in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The Company is currently in the process of evaluating the impact of the adoption on its consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash”. These amendments require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. As a result, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments do not provide a definition of restricted cash or restricted cash equivalents. The amendments in this ASU are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The amendments should be applied using a retrospective transition method to each period presented. The Company is currently in the process of evaluating the impact of the adoption on its consolidated financial statements.

In December 2016, the FASB issued ASU 2016-20, “Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers”. The amendments in ASU 2016-20 affect narrow aspects of the guidance issued in ASU 2014-09 including Loan Guarantee Fees, Contract Costs, Provisions for Losses on Construction-Type and Production-Type Contracts, Disclosure of Remaining Performance Obligations, Disclosure of Prior Period Performance Obligations, Contract Modifications, Contract Asset vs. Receivable, Refund Liabilities, Advertising Costs, Fixed Odds Wagering Contracts in the Casino Industry, and Costs Capitalized for Advisors to Private Funds and Public Funds. The effective date of these amendments are at the same date that Topic 606 is effective. Topic 606 is effective for public entities for annual reporting periods beginning after December 15, 2017, including interim reporting periods therein (i.e., January 1, 2018, for a calendar year entity). The Company is currently in the process of evaluating the impact of the adoption on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-03, “Accounting Changes and Error Corrections (Topic 250) and Investments - Equity Method and Joint Ventures (Topic 323)”. This pronouncement amends the SEC’s reporting requirements for public filers in regard to new accounting pronouncements or existing pronouncements that have not yet been adopted. Companies are to provide qualitative disclosures if they have not yet implemented an accounting standards update. Companies should disclose if they are unable to estimate the impact of a specific pronouncement, and provide disclosures including a description of the effect on accounting policies that the registrant expects to apply. These provisions apply to all pronouncements that have not yet been implemented by registrants. There are additional provisions that relate to corrections to several other prior FASB pronouncements. The Company has incorporated language into other recently issued accounting pronouncement notes, where relevant for the corrections in FASB ASU 2017-03. The Company is implementing the updated SEC requirements on not yet adopted accounting pronouncements with these consolidated financial statements.

Note 3 – NOTES RECEIVABLE, CURRENT

The notes receivable includes due on demand interest-free notes to third parties. For the year ended December 31, 2016, the Company advanced a loan of $563,896 to a third party company. The loan is non-interest bearing and due on demand. For the year ended December 31, 2014, the Company received repayments of notes for a total amount of $130,172 from a third party individual.

As of December 31, 2016 and 2015, balance of notes receivable, current was $547,259, and $125,687, respectively.

Note 4 – ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	December 31, 2016	December 31, 2015
Accounts receivable	$13,595,396	$8,874,559
Less: Allowance for doubtful accounts	-	(22,535)
Accounts receivable, net	$13,595,396	$8,852,024

The changes in allowance for doubtful accounts consist of the following:

	For the Year Ended December 31, 2016	For the Year Ended December 31, 2015
Balance, beginning of the year	$22,535	$23,799
Provision for doubtful accounts	33,993	-
Uncollectible receivables written-off	(56,010)	-
Translation adjustments	(518)	(1,264)
Balance, end of the year	$-	$22,535

Note 5 – OTHER CURRENT ASSETS

Other current assets consist of other receivables and deposits. Other receivable principally includes advances to employees for business travel or business development purpose and other miscellaneous receivables such utility fees, social insurances, and personal income tax paid in advances on behalf of employees. Deposits include guarantee deposit, rent deposit, and security deposit for bidding customer projects. As of December 31, 2016 and 2015, other current assets consist of the following:

	December 31,
	2016	2015
Other receivables	$263,791	$321,773
Deposits	777,808	724,159
Others	324	-
Total other current assets	$1,041,923	$1,045,932

Note 6 – PROPERTY AND EQUIPMENT, NET

As of December 31, 2016 and 2015, property and equipment consist of the following:

	December 31, 2016	December 31, 2015
Electronic equipment	$6,123,356	$5,834,784
Office furniture and equipment	1,978,542	1,358,324
Motor vehicles	609,853	624,992
Construction in progress	567,846	464,252
Computer software	258,802	261,070
Leasehold improvements	1,463,575	1,489,991
Total property and equipment	11,001,974	10,033,413

Accumulated depreciation	(6,640,998)	(5,903,852)

Property and equipment, net	$4,360,976	$4,129,561

Depreciation expense for the years ended December 31, 2016, 2015 and 2014 was $1,542,352, $1,345,217 and $1,145,348, respectively.

For the year ended December 31, 2016, the Company acquired property and equipment on credit in the amount of $672,715, among which $238,353 is acquired through a related party, refer to Note 9 for further discussion. For the years ended December 31, 2015 and 2014, the Company acquired property and equipment on credit in the amount of $23,900 and $68,839, respectively.

Note 7 – DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES

The components of the deferred tax assets and liabilities are as follows:

	December 31,
	2016	2015
Deferred tax assets, current
Revenue an expense cutoff	$62,789	$-
Allowance for doubtful accounts	153,957	5,634
Accrued revenue (net of cost)	-	49,870
	216,746	55,504
Less: valuation allowance	-	-
	216,746	55,504
Deferred tax assets, non-current
Depreciation expense	-	2,085
Loss carryforward	-	25,847
	-	27,932
Less: valuation allowance	-	(3,958)
	-	23,974
Deferred tax liability, current
Accrued revenue (net of cost)	(60,476)	(90,777)
Revenue and expense cutoff	(86,406)	-
	(146,882)	(90,777)

For the purpose of presentation in the consolidated balance sheets, certain deferred income tax assets and liabilities have been offset. The following is the analysis of the deferred income tax balances for financial reporting purpose:

	December 31,
	2016	2015
Deferred tax assets, current	$69,864	$-
Deferred tax assets, non-current	-	23,974
Deferred tax liabilities, current	-	(35,273)

Note 8 – SHORT TERM LOANS

Short term loans and related guarantees are comprised of the following:

		December 31, 2016	December 31, 2015
	Guarantee	Balance	Balance
Industrial Bank Co., Ltd., Taian Branch	Taian Development District Taishan Venture Capital Co., Ltd and Gary Wang	-	1,540,666

Subtotal of bank loans		$-	$1,540,666

The annual interest rates of the short-term bank loans listed above ranged from 6.4% to 6.5%. On June 24, 2016, the Company repaid the outstanding bank loans in full.

In addition to the short-term bank loans, the Company also entered into short term loan agreements with other third party individuals and companies for the years ended December 31, 2015 and 2014. For the year ended December 31, 2015, the Company borrowed $2,172,163 from one third party individual and two third party companies, and repaid an amount of $2,171,291. A loan with an amount of $965,018 was secured by certain fixed assets of Taiying and was charged with a monthly interest rate of 1.67%. The net carrying value of the fixed assets of Taiying pledged for the loan amounted to $2,493,055. As of December 31, 2015, this secured loan has been paid off. All other three loans are unsecured and bear an annual interest rate ranging from 0% to 10%. For the year ended December 31, 2014, the Company borrowed $1,722,622 from two third party individuals and two third party companies, and repaid an amount of $1,722,622. For the year ended December 31, 2014, all these loans are unsecured and bear no interest. The loans were borrowed primarily to pay off salaries and other payable related to the business operation.

The interest expenses for the years ended December 31, 2016, 2015 and 2014 were $50,383, $278,363 and $552,894, respectively.

Note 9 – RELATED PARTY TRANSACTIONS

The related parties had transactions for the years ended December 31, 2016, 2015 and 2014 consist of the following:

Name of Related Party	Nature of Relationship
Guoan Xu	Shareholder, Director and Vice President

Beijing Taiying Anrui Holding Co., Ltd.	Sole Shareholder

Shandong Luk Information Technology Co., Ltd.	Controlled by the brother of Gary Wang

Chunmei Sun	Wife of Gary Wang

Chongqing Shenggu Human Resources Co., Ltd.	Controlled by Beijing Taiying

Chongqing Taiying Shiye Development Co., Ltd.	David Wang being a 5% shareholder

Beijing Jiate Information Technology Co., Ltd.	Shareholder of HTCC

Beijing Jiate Information Technology Co., Ltd.

In July 2016, HTCC, its parent company Taiying, and Beijing Jiate Information Technology Co., Ltd. (“Jiate”) entered into an investment agreement, pursuant to which Jiate will contribute RMB4,900,000 (approximately $706,000) into HTCC in order to obtain 49% equity interest in HTCC. Based on the agreement, all the parties agreed to complete the registration process with local administrative department within 30 days after the agreement was signed and Jiate is entitled to HTCC’s earnings after injecting the first portion of investment in the amount of RMB2,450,000 (approximately $356,000) prior to February 1, 2017. The registration process was completed on July 11, 2016 and HTCC received the capital contribution of $356,000 on January 31, 2017. As a result, Jiate became the related party of the Company.

Jiate acts as an intermediary agent and receives commission for referring customers to HTCC. The services provided by Jiate were recorded as related party transactions in the year ended December 31, 2016. See more details in services provides by related parties.

As of December 31, 2015, the balance of receivable from Jiate was $125,687 which was recorded as notes receivable, current. The balance was fully settled during the year ended December 31, 2016 by a repayment of $40,011 and payment of expense made by Jiate on behalf of the Company in the amount of 82,794.

Notes receivable from related party

Chongqing Taiying Shiye Co., Ltd. (“Shiye”), a company in which David Wang owns 5% of the equity interest, borrowed $1,130,765 from the Company for a construction project in the year ended December 31, 2013. The receivable bears no interest and is due on demand. During the year ended December 31, 2014, Shiye repaid $113,901 to the Company.

As of December 31, 2016 and 2015, the receivable from Shiye was recorded as notes receivable – related party, non-current in the amount of $907,297 and $970,620, respectively.

Revenues from related party

The Company was the subcontractor of Shandong Luk Information Technology Co., Ltd. (“Shandong Luk”) to provide BPO services, a related party controlled by the brother of Gary Wang. The Company did not generate any related party revenues from Shandong Luk for the years ended December 31, 2016 and 2015. And the Company generated revenues in the amount of $11,407 for the year ended December 31, 2014. The accounts receivable with Shandong Luk amounted to $353,513 as of December 31, 2015. During the year ended December 31, 2016, the Company decided to record an allowance for all the receivable balance from Shandong Luk, included in accounts receivable – related party, as the Company does not expect to collect from Shandong Luk within a reasonable period of time.

Services provided by related parties

The Company subcontracted projects to a related party, Shandong Luk, and the related party provided services in the amount of $485,304, $892,595 and $718,756 for the years ended December 31, 2016, 2015 and 2014, respectively, which was included in cost of revenues. Out of the services provided, both parties agreed to use $0, $26,830, and $426,434 to settle part of the balances that Shandong Luk owed to the Company as of December 31, 2016, 2015, and 2014, respectively.

Jiate charged the Company $188,319 for the customers it referred to the Company during the year ended December 31, 2016, which was included in selling, general and administrative expenses. As of December 31, 2016 and 2015, the related party accounts payable balance was $129,489 and $0, respectively.

Due from related parties

Due from related parties consist of the following:

Name of Related Party	December 31, 2016	December 31, 2015
Shandong Luk Information Technology Co., Ltd.	$-	$448,339
Beijing Taiying Anrui Holding Co., Ltd.	50,811	15,406
Chongqing Shenggu Human Resources Co., Ltd.	198,055	211,878
	$248,866	$675,623

The Company provided a loan of $18,210 to Beijing Taiying during the year ended December 31, 2016.

The amount owed to the Company by related party companies represents non-secured short-term loans obtained from the Company, which bears no interest and was due on demand.

During the year ended December 31, 2016, the Company decided to record an allowance for all the receivable balance from Shandong Luk, included in due from related parties, as the Company does not expect to collect from Shandong Luk within a reasonable period of time.

Due to related parties

The balance of due to related parties was $446,050 and $0 as of December 31, 2016 and 2015, respectively.

In 2014, the Company repaid a loan obtained from Chunmei Sun for $392,118. The loan bears an annual interest rate of 15%. For the year ended December 31, 2014, the interest expense recorded for the related party loan amounted to $108,264.

During the year ended December 31, 2016, a related party paid expenses on behalf of the Company in the amount of $1,746. As of December 31, 2016, the balance owed to this related party was $1,670.

For the years ended December 31, 2015 and 2014, the Company borrowed $19,841 and $294,500 from Jiate, and repaid $0 and $95,987 to Jiate, respectively. For the year ended December 31, 2016, the Company purchased property and equipment through Jiate in the amount of $238,353. Jiate also paid expenses on behalf of the Company in the amount of $23,094.

As of December 31, 2015, the balance owed to Jiate was $207,813, which was included in short term loans. For the year ended December 31, 2016, $203,048 was reclassified from short term loans to due to related parties as Jiate became a related party of the Company. As of December 31, 2016, the balance owed to Jiate was $444,380, which was included in due to related parties.

Note 10 – MAJOR CUSTOMERS AND CREDIT RISK

The Company had two customers including their provincial subsidiaries in each of the years ended December 31, 2016, 2015 and 2014 that contributed at least 10% of total revenues. The provincial subsidiaries of both customers are in the telecommunications industry, which collectively represents 48%, 64% and 74% of the total revenues for the years ended December 31, 2016, 2015 and 2014, respectively. The account receivable balances due from these two customers were $4,025,927 and $3,903,981 at December 31, 2016 and 2015, respectively.

The loss of one or more of its significant customers could have a material adverse effect on the Company’s business, operating results, or financial condition. The Company does not require collateral from its customers. To limit the Company’s credit risk, management performs periodic credit evaluations of its customers and maintains allowances for uncollectible accounts. Although the Company’s accounts receivable could increase dramatically as the Company grows its sales, management does not believe significant credit risk exists as of December 31, 2016 and 2015.

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

PRC

The Company’s subsidiary, VIE and VIE’s subsidiaries registered in the PRC are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. On March 16, 2007, the National People’s Congress enacted a new enterprise income tax law, which took effect on January 1, 2008. The law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises. According to the tax law, entities that qualify as high and new technology enterprises (“HNTE”) supported by the PRC government are allowed a 15% preferential tax rate instead of the uniform tax rate of 25%.

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

The provision for income taxes consists of the following:

	For the Years Ended December 31,
	2016	2015	2014
Current	$1,554,060	1,447,633	$526,202
Deferred	(105,137)	(172,000)	109,657
Total	$1,448,923	1,275,633	$635,859

The reconciliations of the PRC statutory income tax rate and the Company’s effective income tax rate are as follows:

	For the Years Ended December 31,
	2016	2015	2014
PRC statutory income tax rate	25%	25%	25%
Effect of income tax exemptions and reliefs	(7.36%)	(4.82%)	(8.10%)
Effect of expenses not deductible for tax purposes	0.39%	0.83%	2.10%
Effect of income not taxable	(0.49%)	(2.17%)	(3.89%)
Effect of additional deduction allowed for tax purposes	(2.66%)	-	-
Effect of valuation allowance on deferred income tax assets	0.00%	0.02%	4.98%
Effect of income tax rate difference under different tax jurisdictions	1.73%	2.62%	6.21%
Others	(1.61%)	(0.39%)	0.00%
Total	15.00%	21.09%	26.30%

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

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. The management evaluated the Company’s tax positions and concluded that no provision for uncertainty in income taxes was necessary as of December 31, 2016 and 2015.

Notes 12 – COMMITMENTS

The Company leases facilities with expiration dates between February 2016 and December 2024. Rental expense for the years ended December 31, 2016, 2015 and 2014 was $1,783,888, $1,426,695 and $788,216, respectively. The Company has future minimum lease obligations as of December 31, 2016 as follows:

2017	1,125,865
2018	521,376
2019	436,176
2020	351,265
2021	155,128
Thereafter	465,383
Total	$3,055,193

JTIS leased offices and apartments located in Huai’an Economic and Technology Development District (the “District”). To attract more business in the newly constructed business center, the local government provided incentive to all companies located in the District by offering free office rent for certain period of time. The initial rent free period given to JTIS is 5 years and subject to change. For the year ended December 31, 2016, JTIS was also provided three apartments free of charge by the local government.

Note 13 – STATUTORY RESERVES

According to the Company Law in the PRC, companies are required to set aside 10% of their after-tax profit to general reserves each year, based on the PRC accounting standards, until the cumulative total of such reserves reaches 50% of the registered capital. These general reserves are not distributable as cash dividends to equity owners. The Company had appropriated $2,067,835 and $1,288,617 to statutory reserves as of December 31, 2016 and 2015, respectively.

Note 14 – STOCKHOLDERS’ EQUITY

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

Note 15 – SUBSEQUENT EVENTS

In July 2016, HTCC, its parent company Taiying, and Beijing Jiate Information Technology Co., Ltd. (“Jiate”) entered into an investment agreement, pursuant to which Jiate will contribute RMB4,900,000 (approximately $706,000) into HTCC in order to obtain 49% equity interest in HTCC. Based on the agreement, all the parties agreed to complete the registration process with local administrative department within 30 days after the agreement was signed and Jiate is entitled to HTCC’s earnings after injecting the first portion of investment in the amount of RMB2,450,000 (approximately $356,000) prior to February 1, 2017. The registration process was completed on July 11, 2016 and HTCC received the capital contribution of $356,000 on January 31, 2017. See Note 9 for more discussion.

On November 12, 2016, the Company entered into a share subscription agreement with Beijing Ling Ban Future Technology Co. Ltd. (“Ling Ban”), pursuant to which the Company agreed to invest RMB 18 million (approximately $2,592,000) in Ling Ban in order to obtain 6% equity interest in Ling Ban. On March 23, 2017, the Company transferred RMB 8 million (approximately $1,162,000) to Ling Ban. No additional investment was made by the Company as of the filing date.

On November 12, 2016, the Company entered into an investment agreement with Beijing Ling Ban Intelligence Online Services Co., Ltd. (“Ling Ban Online”), a wholly owned subsidiary of Ling Ban. Pursuant to the agreement the Company agreed to invest RMB 6 million (approximately $864,000) in Ling Ban Online in order to obtain 10% of equity interest in Ling Ban Online as well as to acquire additional 10% equity interest in Ling Ban Online from Ling Ban for a cash consideration of RMB 6 million (approximately $864,000). On January 4, 2017, the Company transferred RMB 6 million (approximately $864,000) to Ling Ban Online. No additional payment was made by the Company as of the filing date.

