Form 20-F
period 2017-12-31
China Customer Relations Centers, Inc.
filed 2018-04-27
CIK 1620664

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2017

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 18,329,600 outstanding common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐    No ☒

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

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

Yes ☐    No ☐

i

Defined Terms and Conventions

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only:

●	The terms “we,” “us,” “Company” “our company,” and “our” refer to China Customer Relations Centers, Inc. and its wholly-owned subsidiaries and its affiliated entities, including our variable interest entities and their subsidiaries;

●	China Customer Relations Center, Inc., a British Virgin Islands company (“CCRC” when referring solely to our British Virgin Islands listing company);

●	China BPO Holdings Limited, a Hong Kong company wholly-owned by CCRC (“CBPO”);

●	Shandong Juncheng Information Technology Co., Ltd., a Chinese company wholly-owned by CBPO (“WFOE”);

●	Taian Juncheng Information Technology Co., Ltd., a Chinese company wholly-owned by WFOE (“TJIT”);

●	Shandong Taiying Technology Co., Ltd., an affiliated Chinese company that WFOE controls by virtue of contractual arrangements (“Taiying”);

●	Global Telecare Services Limited, a Hong Kong company wholly-owned by Taiying (“GTSL”);

●	Chongqing Central BPO Industry Co., Ltd., a wholly-owned subsidiary of Taiying (“Central BPO”);

●	Jiangsu Taiying Technology Co., Ltd., a wholly-owned subsidiary of Taiying (“JTTC”);

●	Hebei Taiying Communication BPO Co., Ltd., a subsidiary with 51% shares owned by Taiying (“HTCC”);

●	Shandong Central BPO Industry Co., Ltd., a wholly-owned subsidiary of Central BPO (“SCBI”);

●	Jiangsu Central Information Service Co., Ltd., a wholly-owned subsidiary of Taiying (“JCBI”);

●	Anhui Taiying Information Technology Co., Ltd., a wholly-owned subsidiary of Taiying (“ATIT”);

●	Shandong Taiying Technology Nanning Branch Company, a wholly-owned branch company of Taiying (“STTNB”);

●	Shandong Taiying Technology Chongqing Branch Company, a wholly-owned branch company of Taiying (“STTCB”);

●	Jiangsu Taiying Information Service Co., Ltd., a wholly-owned subsidiary of Taiying (“JTIS”);

●	Jiangxi Taiying Technology Co., Ltd., a wholly-owned subsidiary of Taiying (“JXTT”);

●	Sichuan Taiying technology Co., Ltd., a wholly-owned subsidiary of Taiying (“STTC”);

●	Guangxi Taiying Information Technology Co., Ltd., a wholly-owned subsidiary of Taiying (“GTTC”)

ii

●	Xinjiang Taiying Technology Co., Ltd., a wholly-owned subsidiary of Taiying (“XTTC”);

●	Nanjing Taiying E-Commerce Business Co., Ltd., a wholly-owned subsidiary of Taiying (“NTEB”);

●	Beijing Taiying Technology Co., Ltd., a wholly-owned subsidiary of Taiying (“BTTC”);

●	Baoding Taiying Information Technology Service Co., Ltd., a wholly-owned subsidiary of Taiying (“BTIT”);

●	Zaozhuang Shenggu E-commerce Co. Ltd., a wholly owned subsidiary of BTTC (“ZSEC”);

●	“shares” and “common shares” refer to our common shares, $0.001 par value per share;

●	“Operating Companies” or “Operating Company” refer to, collectively or individually, as the case may be, to Taiying, Central BPO, BTTC, JTTC, HTCC, SCBI, JCBI, NTEB, STTNB, STTCB, JTIS, JXTT, XTTC, TJIT, GTSL, BTIT, STTC, GTTC and ZSEC;

●	“China” and “PRC” refer to the People’s Republic of China, excluding, for the purposes of this annual report only, Macau, Taiwan and Hong Kong;

●	“BPO” refers to business process outsourcing;

●	“tier 1 cities” are to the term used by the National Bureau of Statistics of China and refer to Beijing, Shanghai, Shenzhen and Guangzhou;

●	“tier 2 cities” are the 32 major cities, other than tier 1 cities, as categorized by the National Bureau of Statistics of China, including provincial capitals, administrative capitals of autonomous regions, direct-controlled municipalities and other major cities designated as “municipalities with independent planning” by the State Council;

●	“MVAS” refers to mobile value-added services, such as weather, health, education and farming related products to targeted telecommunications subscribers; and

●	all references to “RMB,” and “Renminbi” are to the legal currency of China, and all references to “USD,” and “U.S. Dollars” are to the legal currency of the United States.

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

iii

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

iv

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable for annual reports on Form 20-F.

Item 2. Offer Statistics and Expected Timetable

Not applicable for annual reports on Form 20-F.

Item 3. Key Information

A.	Selected Financial Data.

In the table below, we provide you with summary financial data of our company. The selected consolidated statement of income and other comprehensive income data for the years ended December 31, 2015, 2016 and 2017 and the selected consolidated balance sheet data as of December 31, 2016 and 2017 are derived from our audited consolidated financial statements, which are included elsewhere in this annual report. The selected consolidated statement of income and comprehensive income data for the year ended December 31, 2014 and the selected consolidated balance sheet data as of December 31, 2014 and 2015 are derived from our audited consolidated financial statements, which are not included in this annual report. Historical results are not necessarily indicative of the results that may be expected for any future period. When you read this historical selected financial data, it is important that you read it along with the historical statements and notes and “Operating and Financial Review and Prospects” included elsewhere in this annual report.

Selected Consolidated Statement of Income and Other	For The Years Ended December 31,
Comprehensive Income Data	2017	2016	2015	2014	2013
(In U.S. dollars)
Total revenues	$88,971,787	$72,731,706	$59,350,721	$42,673,139	$28,130,305
Cost of revenues	65,562,563	53,098,552	46,891,617	35,188,331	23,757,669
Gross profit	23,409,224	19,633,154	12,459,104	7,484,808	4,372,636
Total operating expenses	14,766,524	11,082,106	7,259,279	5,779,600	3,085,437
Income (loss) from operations	8,642,700	8,551,048	5,199,825	1,705,208	1,287,199
Other income and (expenses)
Government grants	1,885,340	801,125	1,027,581	1,439,186	2,714,026
Other income	175,995	479,387	225,306	64,873	112,140
Other expense	(331,641)	(55,003)	(124,473)	(238,413)	(101,034)
Interest expense	(1,609)	(50,383)	(278,363)	(552,894)	(468,823)
Total other income	1,728,085	1,175,126	850,051	712,752	2,256,309
Income before provision for income taxes	10,370,785	9,726,174	6,049,876	2,417,960	3,543,508
Income tax provision	1,255,654	1,448,923	1,275,633	635,859	594,240
Net income	9,115,131	8,277,251	4,774,243	1,782,101	2,949,268
Net income attributable to noncontrolling interest	341,672	-	-	-	-
Net income attributable to China Customer Relations Centers, Inc.	8,773,459	8,277,251	4,774,243	1,782,101	2,949,268
Earnings per common share attributable to China Customer Relations Centers, Inc. – basic and fully diluted	$0.48/0.48	$0.45/0.45	$0.30/0.30	$0.11/0.11	$0.19/0.19

	As of December 31,
Selected Balance Sheet Data	2017	2016	2015	2014	2013
(In U.S. dollars)
Cash	$18,628,365	$15,947,268	$13,623,849	$5,097,010	$5,714,563
Total current assets	45,867,354	32,385,492	25,385,177	16,149,427	13,448,808
Total non-current assets	10,069,477	5,338,137	5,624,155	3,715,981	3,795,375
Total assets	55,936,831	37,723,629	31,009,332	19,865,408	17,244,183
Total current liabilities	15,823,091	9,220,397	9,245,817	10,684,120	14,391,502
Total non-current liabilities	-	-	-	4,450	-
Total liabilities	15,823,091	9,220,397	9,245,817	10,688,570	14,391,502
Total equity	40,113,740	28,503,232	21,763,515	9,176,838	2,852,681
Total liabilities and shareholders’ equity	$55,936,831	$37,723,629	$31,009,332	$19,865,408	$17,244,183

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

Exchange Rate Information

Our business is conducted in China, and the financial records of WFOE and Taiying are maintained in RMB, their functional currency. However, we use the U.S. dollar as our reporting currency; therefore, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then-current exchange rates, for the convenience of the readers. Our financial statements have been translated into U.S. dollars in accordance with Accounting Standards Codification (“ASC”) 830-10, “Foreign Currency Matters.” We have translated our asset and liability accounts using the exchange rate in effect at the balance sheet date. We translated our statements of operations using the average exchange rate for the period. We reported the resulting translation adjustments under other comprehensive income. Unless otherwise noted, we have translated balance sheet amounts with the exception of equity at December 31, 2017 at 6.5064 RMB to $1.00 as compared to RMB 6. 6.9437 to $1.00 at December 31, 2016. The average translation rates applied to income statement accounts for the years ended December 31, 2017, 2016 and 2015 were RMB 6.7570, RMB 6.6430 and RMB 6.2175, respectively.

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

Forex Exchange Rate

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	(RMB per U.S. Dollar)
	Period End	Average

2012	6.3086	6.3116

2013	6.1104	6.1905

2014	6.1460	6.1457

2015	6.4907	6.2175

2016	6.9437	6.6430

2017	6.5064	6.7570

	(RMB per U.S. Dollar)
	Period High	Period Low

October 2017	6.6544	6.5786

November 2017	6.6403	6.5740

December 2017	6.6200	6.5064

January 2018	6.5167	6.2963

February 2018	6.3508	6.2644

March 2018	6.3468	6.2726

April 2018 (through April 27, 2018)	6.3276	6.2738

B.	Capitalization and indebtedness.

Not applicable for annual reports on Form 20-F.

C.	Reasons for Offer and use of Proceeds.

Not applicable for annual reports on Form 20-F.

D.	Risk Factors.

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

For the years ended December 31, 2017, 2016 and 2015, a majority of our net revenues were derived from clients in the telecommunications industry. The success of our business largely depends on continued demand for our services from clients in the telecommunications industry, as well as on trends in the telecommunications industry to outsource customer relation management services. A downturn in any of our targeted industries, particularly the telecommunications, a slowdown or reversal of the trend to outsource customer relation management services in any of these industries or the introduction of regulations that restrict or discourage companies from outsourcing could result in a decrease in the demand for our services, which in turn could harm our business, results of operations and financial condition. Any significant reduction in or the elimination of the use of the services we provide within any of these industries would result in reduced revenues and harm our business. Our clients may experience rapid changes in their prospects, substantial price competition and pressure on their profitability. This, in turn, may result in increasing pressure on us from clients in these key industries to lower our prices, which could negatively affect our business, results of operations and financial condition.

We depend on the provincial subsidiaries of China Mobile for a significant portion of our revenues, and this dependency is likely to continue. Any deterioration of such relationship may result in severe disruptions to our business operations and the loss of the majority of our revenues.

We have derived, and believe that in the foreseeable future we will continue to derive, a significant portion of our revenues from a limited number of clients. In 2017, the provincial subsidiaries of China Mobile accounted for 28% of our net revenues. In 2016, the provincial subsidiaries of China Mobile and China Telecom accounted for 10% or more of our net revenues, and in the aggregate accounted for 48% of our net revenues. In 2015, the provincial subsidiaries of China Mobile and China Telecom accounted for 10% or more of our net revenues, and in the aggregate accounted for 64% of our net revenues. Our top five clients accounted for approximately 57%, 71% and 78% of our net revenues in 2017, 2016 and 2015, respectively.

We operate under non-exclusive revenue sharing arrangements with the provincial subsidiaries of China Mobile for inbound and outbound callings. We generally do not have long-term commitments from any of our clients to purchase our services. Our agreements with provincial subsidiaries of China Mobile generally have one-year terms and they do not have automatic renewal provisions. A number of factors other than our performance could cause the loss of or reduction in business or revenue from a client and these factors are not predictable. A client may demand price reductions, change its outsourcing strategy, switch to another outsourcing service provider or return work in-house. For example, if the provincial subsidiaries of China Mobile are unwilling to continue our business relationships, we will face significant loss of business. The loss, cancellation, deferral or renegotiation of our arrangements with the provincial subsidiaries of China Mobile could have a material adverse effect on our financial condition and results of operations. Our ability to maintain close relationships with these clients is essential to the growth and profitability of our business.

The alteration of the revenue sharing percentage in our cooperation agreements with the provincial subsidiaries of China Mobile or termination of these agreements could materially and adversely impact our business operations and financial conditions.

We have limited negotiating leverage with the provincial subsidiaries of China Mobile. Our revenues and profitability could be materially and adversely affected if the provincial subsidiaries of China Mobile decide to materially increase its revenue sharing percentage. In addition, the provincial subsidiaries of China Mobile could impose monetary penalties upon us or even terminate cooperation agreements with us, for a variety of reasons, including without limitation, the following:

●	if the provincial subsidiaries of China Mobile receive a high level of customer complaints about our call center service; or

●	if we fail to meet the performance standards established by the provincial subsidiaries of China Mobile from time to time.

Significant changes in the policies or guidelines of the provincial subsidiaries of China Mobile with respect to services provided by us may materially adversely affect our financial condition and results of operations.

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

The amount of fees we can charge the provincial subsidiaries of China Mobile depends upon the size of potential customers, the outbound cold calling success rate, and the quality of our data mining work. Telecommunications operators choose us to provide BPO services in part because of the effectiveness and quality of the services we offer. If we fail to maintain or increase the satisfaction level of our customers, or fail to solidify our brand name and reputation as a quality provider of call center services and content services, telecommunications operators may be unwilling to pay the fees at a level necessary for us to remain profitable.

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

Our dependence on the timing of the billing systems of the provincial subsidiaries of China may require us to estimate portions of our reported revenues and cost of revenues for our services. As a result, subsequent adjustments may have to be made to our financial statements.

It takes the provincial subsidiaries of China Mobile an average of 90 days to tender payment for our services after each month’s end. As a result, estimated revenues may account for a larger proportion of our reported revenues. As we do not bill our subscribers directly, we depend on the billing systems of the provincial subsidiaries of China Mobile to record the volume of our services provided, bill our customers, collect payments and remit to us our portion of the fees. We record revenues based on monthly statements from the provincial subsidiaries of China Mobile confirming the value of the services we provide that are billed by the provincial subsidiaries of China Mobile during the month. To the extent we have not received monthly statements from the operators, we must rely on our own internal records for a portion of our reported revenues. In such an instance, our internal estimates would be based on our own internal data of expected revenues and related fees from services provided. As a result of reliance on our internal estimates, we may overstate or understate our revenues and cost of revenues for the relevant reporting period, and may be required to make adjustments in our financial reports when we actually receive the telecommunications operators’ monthly statements for such a period. We endeavor to reduce the discrepancy between our revenue estimates and the revenues calculated by the telecommunications operators and their subsidiaries, but we cannot assure that such efforts will be successful. If we are required to make adjustments to our quarterly financial statements in subsequent quarters, it could adversely affect market sentiment toward us.

In addition, we generally do not have the ability to independently verify or challenge the accuracy of the billing systems of the telecommunications operators. We cannot assure that negotiations between us and the provincial subsidiaries of China Mobile to reconcile billing discrepancies would be resolved in our favor or that our results of operations would not be adversely affected as a result of such negotiations.

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

We could face decreasing revenues and lower profitability if we are forced to significantly reduce the price of our services. We split a pre-determined percentage of our revenue with the provincial subsidiaries of China Mobile for most of our services. However, increasing competition among telecommunication companies in the PRC may lead to a reduction in telecommunication services fees that can be charged by such companies. If the provincial subsidiaries of China Mobile experience a reduction in telecommunication services fees, such a reduction will negatively impact revenue generated by the provincial subsidiaries of China Mobile. Under such circumstances, we may be required to reduce the price of our services; or the provincial subsidiaries of China Mobile may demand an increase of its share of profit sharing under our agreements with their subsidiaries or seek competitors that charge less for services than we do, all or any of which could adversely affect our financial results.

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

Wage costs for our call center professionals and other employees form a significant part of our costs. For instance, in 2017, 2016 and 2015, our compensation and benefit expenses in respect of our professionals was $58.76 million, $51.43 million and $43.62 million, accounting for 66%, 71% and 73% of our total revenues, respectively. Because of rapid economic growth and increased competition for skilled employees in China, we may need to increase our levels of employee compensation more rapidly than in the past to remain competitive in retaining the quality and number of employees that our business requires. Increases in the wages and other compensations we pay our employees in China could reduce our competitive strength; especially if increase in wage costs of our call center professionals exceeds increase in our call center professionals’ billing rate, we may suffer a reduction in profit margins. In addition, the future issuance of equity-based compensation to our professional staff and other employees would also result in additional stock dilution for our shareholders.

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

We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption law.

In connection with our initial public offering, we became subject to the U.S. Foreign Corrupt Practices Act (“FCPA”), and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute for the purpose of obtaining or retaining business. We are also subject to the Anti-Unfair Competition Law of the PRC and the relevant anti-bribery provisions in the Criminal Law of the PRC, or together, the “PRC Anti-Bribery Laws.” The current PRC Anti-Bribery Laws prohibit the payment of bribes to government officials, private companies or individuals in a commercial transaction or their agents. We have operations, agreements with third parties, and make sales in China, which may experience corruption. Our activities in China create the risk of unauthorized payments or offers of payments by one of the employees, consultants or distributors of our company, because these parties are not always subject to our control. We are in process of implementing an anticorruption program, which prohibits the offering or giving of anything of value to foreign officials, directly or indirectly, for the purpose of obtaining or retaining business. The anticorruption program also requires that clauses mandating compliance with our policy be included in all contracts with foreign sales agents, sales consultants and distributors and that they certify their compliance with our policy annually. It further requires all hospitality involving promotion of sales to foreign governments and government-owned or controlled entities to be in accordance with specified guidelines. In the meantime, we believe to date we have complied in all material respects with the provisions of the FCPA and the PRC Anti-Bribery Laws.

However, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants or distributors of our Company may engage in conduct for which we might be held responsible. Violations of the FCPA or PRC Anti-Bribery Laws may result in severe criminal or administrative sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the government may seek to hold our company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

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

Continued market disruptions could cause broader economic downturns, which may lead to decreased cellular telephone usage, decreased commercial activities in general, and increased likelihood that customers will be unable to pay for our services. Further, bankruptcies or similar events by China Mobile, its subsidiaries or significant customers, or our other clients may cause us to incur bad debt expense at levels higher than historically experienced. These events would adversely impact our results of operations, cash flows and financial position.

Rapid growth and a rapidly changing operating environment may strain our limited resources.

We may not have adequate operational, administrative and financial resources to sustain the growth we want to achieve. Taiying was incorporated in December 2007. As of December 31, 2017, we had a total of approximately 8,545 full-time employees and 3,305 part-time employees and interns. We have experienced rapid growth in our employee headcount. This expansion has resulted, and will continue to result, in substantial demands on our management resources. To manage our growth, we must develop and improve our existing administrative and operational systems and our financial and management controls and further expand, train and manage our work force. As we continue these efforts, we may incur substantial costs and expend substantial resources due to, among other things, different technology standards, legal considerations and cultural differences.

Our future success also depends on our product development, customer service, sales and marketing. If we fail to manage our growth and expansion effectively, the quality of our services and our customer support may deteriorate and our business may suffer. This could prompt the provincial subsidiaries of China Mobile to discontinue their respective outsourcing relationships with us. We cannot assure that we will be able to efficiently or effectively manage the growth of our operations, recruit top talent and train our personnel. Any failure to efficiently manage our expansion may materially and adversely affect our business and future growth.

We may be classified as a “Resident Enterprise” of China pursuant to the Enterprise Income Tax Law, and subject to unfavorable tax consequences to us and our non-PRC shareholders.

China passed an Enterprise Income Tax Law (the “EIT Law”) and implementing rules, both of which became effective on January 1, 2008. Under the EIT Law, resident enterprises pay income tax at the rate of 25% for their worldwide income while non-resident enterprises pay 20% for their income generated from China. As far as the definition of resident enterprises, according to the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise.” The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

On April 22, 2009, the State Administration of Taxation of China (the “SAT”) issued the Circular 82 Concerning Relevant Issues Regarding Cognizance of Chinese Investment Controlled Enterprises Incorporated Offshore as Resident Enterprises pursuant to Criteria of De Facto Management Bodies (“Circular 82”) further interpreting the application of the EIT Law and its implementation to offshore entities controlled by a Chinese enterprise or group. Pursuant to the Circular 82, an enterprise incorporated in an offshore jurisdiction and controlled by a Chinese enterprise or group will be classified as a “non-domestically incorporated resident enterprise” if  (i) its senior management in charge of daily operations reside or perform their duties mainly in China; (ii) its financial or personnel decisions are made or approved by bodies or persons in China; (iii) its substantial assets and properties, accounting books, corporate stamps, board and shareholder minutes are kept in China; and (iv) at least half of its directors with voting rights or senior management frequently reside in China. The SAT issued a bulletin on August 3, 2011 to provide more guidance on the implementation of Circular 82, or Bulletin 45. Bulletin 45 clarifies certain matters relating to resident status determination, post-determination administration and competent tax authorities. In addition, the SAT issued a bulletin on January 29, 2014, which further provides that, among other things, an entity that is classified as a “resident enterprise” in accordance with Circular 82 shall file the application for classifying its status of residential enterprise with the local tax authorities where its main domestic investors are registered. From the year in which the entity is determined to be a “resident enterprise,” any dividend, profit and other equity investment gain shall be taxed in accordance with the enterprise income tax law and its implementing rules. A resident enterprise would have to pay a withholding tax at a rate of 10% when paying dividends to its non-PRC shareholders.

We do not believe that our company or its subsidiaries meet the conditions outlined in the preceding paragraph to be classified as a PRC “resident enterprise,” since CCRC does not have a PRC enterprise or enterprise group as our primary controlling shareholder, and we are not aware of any offshore company with a corporate structure similar to the company that has been deemed a PRC “resident enterprise” by the PRC tax authorities.

However, as the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body,” we cannot guarantee that the relevant authorities will not make a contrary conclusion to ours. If the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Second, under the EIT Law and its implementing rules, dividends paid to us from our PRC subsidiaries would qualify as “tax-exempt income.” Finally, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC shareholders and with respect to gains derived by our non-PRC shareholders from transferring our shares. In addition to the uncertainty in how the new resident enterprise classification could apply, it is also possible that the rules may change in the future, possibly with retroactive effect. If we are required under the Enterprise Income Tax law to withhold PRC income tax on our dividends payable to our foreign shareholders, or if we are required to pay PRC income tax on the transfer of our shares under the circumstances mentioned above, the value of your investment in our common shares may be materially and adversely affected. It is unclear whether in the event we are considered as a PRC resident enterprise, holders of our shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

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

We may not pay dividends.

We have not previously paid any cash dividends, and we do not anticipate paying any dividends on our common shares. Although we have achieved net profitability in 2017, 2016 and 2015, we cannot assure that our operations will continue to result in sufficient revenues to enable us to operate at profitable levels or to generate positive cash flows. Furthermore, there is no assurance that our Board of Directors will declare dividends even if we are profitable. Dividend policy is subject to the discretion of our Board of Directors and will depend on, among other things, our earnings, financial condition, capital requirements and other factors. If we determine to pay dividends on any of our common shares in the future, we will be dependent, in large part, on receipt of funds from Taiying. See “Dividend Policy.”

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

Our intellectual property rights are important to our business. We rely on a combination of trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. We presently hold two patents, one registered trademark and have been granted registered computer software ownership rights to 81 pieces of intellectual property rights by the China State Copyright Bureau. In addition, we enter into confidentiality agreements with some of our employees and consultants, and control access to and distribution of our documentation and other licensed information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our technology without authorization, or to develop similar technology independently. Since the Chinese legal system in general, and the intellectual property regime in particular, is relatively weak, it is often difficult to enforce intellectual property rights in China. In addition, confidentiality agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China or elsewhere. In addition, policing any unauthorized use of our intellectual property is difficult, time-consuming and costly and the steps we have taken may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

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

The transfer to this reserve must be made before distribution of any dividend to shareholders. The surplus reserve fund is non-distributable other than during liquidation and can be used to fund previous years’ losses, if any, and may be utilized for business expansion or converted into share capital by issuing new shares to existing shareholders in proportion to their shareholding or by increasing the par value of the shares currently held by them, provided that the remaining reserve balance after such issue is not less than 25% of the registered capital. As of December 31, 2017 and 2016, the accumulated appropriations to statutory reserves amounted to $2,597,031 and $2,067,835 respectively.

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

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce of the People’s Republic of China (“MOFCOM”), the State Assets Supervision and Administration Commission, the State Administration of Taxation, the State Administration for Industry and Commerce, the CSRC and SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which was subsequently revised on June 22, 2009 (the “New M&A Rule”) which became effective on September 8, 2006 and was amended on June 22, 2009. The New M&A Rule contains provisions that require that an offshore special purpose vehicle (SPV) formed for overseas listing purposes and controlled directly or indirectly by PRC companies or individuals shall obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published Provisions on Indirect Issuance of Securities Overseas by a Domestic Enterprise or Overseas Listing of Its Securities for Trading, which specify documents and materials required to be submitted to the CSRC by a SPV seeking CSRC’s approval for overseas listings.

However, the application of the New M&A Rule remains unclear with no consensus currently existing among leading PRC law firms regarding the scope and applicability of the CSRC approval requirement. Our PRC counsel, KaiTong Law Firm, has given us the following advice, based on their understanding of current PRC laws and regulations:

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

The CSRC has not issued any such definitive rule or interpretation, and we have not chosen to voluntarily request approval under the New M&A Rule. We did not obtain CSRC approval prior to our initial public offering. If prior CSRC approval was required, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory authorities. These authorities may impose fines and penalties upon our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from our initial public offering into the PRC, or take other actions that could have a material adverse effect upon our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our common shares.

Failure to comply with the Individual Foreign Exchange Rules relating to the overseas direct investment or the engagement in the issuance or trading of securities overseas by our Chinese resident shareholders may subject such shareholders to fines or other liabilities.

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

It is uncertain how the Individual Foreign Exchange Rules will be interpreted or enforced and whether such interpretation or enforcement will affect our ability to conduct foreign exchange transactions. Because of this uncertainty, we cannot be sure whether the failure by any of our Chinese resident shareholders to make the required registration will subject our subsidiaries to fines or legal sanctions on their operations, restriction on remittance of dividends or other punitive actions that would have a material adverse effect on our business, results of operations and financial condition.

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

Our business benefits from certain government grants and incentives, and such grants decreased significantly during 2017. Expiration, reduction or discontinuation of, or changes to, these incentives will increase our burden and reduce our net income.

The Company has received grants from various governmental agencies after meeting certain conditions, such as locating call centers in their jurisdictions or obtaining certain technological certifications. Government grants represented 10% of our net income during 2016. In 2017, grants represented 21% of net income.

The Company has benefitted from such grants and subsidies. In particular, the grants and subsidies that the Company recently received included but not limited to:

●	A one-time subsidy of $295,989 in 2017 from Taian Department of Finance for the reward fund for listing;

●	A one-time subsidy of $295,989 in 2017 from Department of Finance of High-Tech District for the reward fund for listing;

●	A one-time subsidy of $93,237 in 2017 from Taian Department of Commerce for the 2016 special fund for foreign trade and economic development;

●	A recurring subsidy of total $118,396 in 2017 from Department of Commerce of Shandong Province for innovative enterprises;

●	A one-time subsidy of $7,400 in 2017 from Department of Science and Technology of Taian for the 2016 small-to-micro enterprises development special fund;

●	A one-time subsidy of $166,198 million in 2017 from Department of Commerce of Taian City for the 2016 city special fund for foreign trade and economic development;

●	A one-time subsidy of $16,860 in 2017 from the Center of Labor and Employment of Taian city for the subsidy for employment and internship;

●	A one-time subsidy of $2,960 in 2017 from the Party Working Committee of High-Tech District for the rewards for Taian Pioneer and High-Tech Pioneer;

●	One-time subsidies of total $43,806 in 2017 from the Department of Science and Technology of High-Tech District for the 2016 research and development subsidies on the district, city, and province levels;

●	A one-time subsidy of $19,683 in 2017 from Taian Labor and Employment Center for the 2017 employment stabilization subsidy;

●	A one-time subsidy of $740 in 2017 from the Organization Department of the Provincial Committee of Shandong Province for the rewards for excellent Party members;

●	A one-time subsidy of $11,681 in 2017 from Gaochun District Government for the taxpayers’ subsidy;

●	A one-time subsidy of $29,599 in 2017 from Chongqing Science and Technology Committee for high-tech enterprises;

●	A one-time subsidy of $29,599 in 2017 from the Science and Technology Committee of Yongchuan District, Chongqing for high-tech enterprises;

●	A recurring subsidy of total $22,273 in 2017 from Chongqing Personnel Exchange Services Center for college internship subsidy of the third and fourth quarters of 2016;

●	A recurring subsidy of total $190,726 in 2017 from Huaian Software Zone Management Development Co., Ltd. for quarterly taxpayer and transportation subsidy;

●	A one-time subsidy of $29,599 in 2017 from the Department of Commerce of Langfang City for BPO services subsidy;

●	A one-time subsidy of $44,398 in 2017 from Department of Commerce of Jiangsu Province for provincial BPO services subsidy;

●	A one-time subsidy of $100,622 in 2017 from Nanchang Departy of Commerce and Department of Commerce of Qingshanhu District for the subsidy of development of BPO industry;

●	A one-time subsidy of $216,831 in 2017 from the People’s Government of Jingdong Township for rent subsidy;

●	A one-time subsidy of $9,986 in 2017 from the Office of Employment of Qingshanhu District for undergrads employment subsidy;

●	A one-time subsidy of $14,799 in 2017 from Taizhou Department of Commerce and Taizhou Department of Finance for the 2016 Targeted BPO Onshore Project;

●	A one-time subsidy of $2,960 in 2017 from Taizhou Data Industry Park Management Committee for the 2016 Enterprise Tax Contribution Award;

●	A one-time subsidy of $4,440 in 2017 from Taizhou Bureau of Quality and Technical Supervision for standardized work subsidy;

●	A one-time subsidy of $29,599 in 2017 from Taizhou Department of Commerce and Taizhou Department of Finance for the 2017 Targeted BPO Onshore Project;

●	A one-time subsidy of $31,671 in 2017 from Yantai Science and Technology Department for the 2016 research and development subsidy;

●	A one-time subsidy of $38,627 in 2017 from the Department of Commerce of Xinjiang Uygur Autonomous Region for the special fund of foreign trade and economic development;

●	A one-time subsidy of $215 in 2017 from Hefei Social Security Department for the stabilized employment subsidy;

●	A one-time subsidy of $16,457 in 2017 from Department of Human Resources and Social Security of Shushan District, Anhui for employment training subsidy;

●	A one-time subsidy of $186,663 in 2016 from Department of Finance of Shandong Province for enterprise special support fund;

●	A one-time subsidy of $3,274 in 2016 from Taian Finance Bureau for Undergrads Internship Subsidy;

●	A one-time subsidy of $481 in 2016 from Taian Tax Bureau for the Individual Tax payment;

●	A one-time subsidy of $13,985 in 2016 from Taian Finance Bureau for the Unemployment Insurance Fund payment;

●	A one-time subsidy of $7,527 in 2016 from Taian Finance Bureau for the Brand Technology Creativity Award;

●	A one-time subsidy of $270,962 in 2016 from Chongqing Yongchuan District People’s Government for the office renovation fees. The amount was included in deferred revenue as the performance obligation is not fulfilled;

●	A one-time subsidy of $130,226 in 2016 from Chongqing Finance Bureau for Undergrads Internship Subsidy;

●	A one-time subsidy of $119,890 in 2016 from Chongqing Finance Bureau for the Unemployment Insurance Fund payment;

●	A one-time subsidy of $86,953 in 2016 from Chongqing Finance Bureau for the Loan Interest Subsidy

●	A one-time subsidy of $2,629 in 2016 from Chongqing Finance Bureau;

●	A one-time subsidy of $66,081 in 2016 from Yantai Finance Bureau;

●	A one-time subsidy of $2,045 in 2016 from Yantai Finance Bureau for the Unemployment Insurance Fund payment;

●	A one-time subsidy of $7,529 in 2016 from Taizhou Finance Bureau;

●	A one-time subsidy of $140,273 in 2016 from Taizhou Finance Bureau for Tax Refund;

●	A one-time subsidy of $12,163 in 2016 from Huaian Finance Bureau;

●	A one-time subsidy of $12,131 in 2016 from Huaian Finance Bureau for the Unemployment Insurance Fund payment;

●	A one-time subsidy of $9,275 in 2016 from Nanjing Gaochun District Finance Bureau for Tax Refund;

In addition, Taiying was entitled to a 15% income tax rate for 2015, 2016, and 2017, and Central BPO, JTTC, SCBI, JCBI, HTCC, JXTT, and XTTC were entitled to the 15% income tax rate beginning in 2017, which is less than the standard 25% income tax rate in the PRC.

The local PRC government authorities may reduce or eliminate these incentives through new legislation at any time in the future. In the event Taiying and its applicable subsidiaries are no longer exempt from lowered income taxation, their applicable tax rate would increase from 15% to up to 25%, the standard business income tax rate in the PRC. In addition, the termination of one-time subsidies for call center business development could increase the burden of constructing and operating call centers of such size in the future. The reduction or discontinuation of any of these economic incentives could negatively affect our business and operations.

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

On February 15, 2012, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Issues Concerning the Administration of Foreign Exchange Used for Domestic Individuals’ Participation in Equity Incentive Plans of Companies Listed Overseas, or Circular 7. Under Circular 7, Chinese citizens who are granted share options by an offshore listed company are required, through a Chinese agent or Chinese subsidiary of the offshore listed company, to register with SAFE and complete certain other procedures, including applications for foreign exchange purchase quotas and opening special bank accounts. In the event we or our Chinese employees are granted share options we and our Chinese employees will subject to Circular 7. Failure to comply with these regulations may subject us or our Chinese employees to fines and legal sanctions imposed by SAFE or other PRC government authorities and may prevent us from further granting options under our share incentive plans to our employees. Such events could adversely affect our business operations.

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

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, and our reputation and could result in a loss of your investment in our shares, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantially all of their operations in China, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in some cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our company and our business. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend the Company. This situation may be a major distraction to our management. If such allegations are not proven to be groundless, our company and business operations will be severely hampered and your investment in our shares could be rendered worthless.

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

Our subsidiaries’ financial statements are prepared under different accounting standards than our consolidated financial statements.

We prepare the financial statements for each of our subsidiaries that are PRC legal entities in accordance with the requirements of generally accepted accounting principles in China, or PRC GAAP. These financial statements drive how we calculate the taxes payable for operations of these subsidiaries. By contrast, we prepare the consolidated financial statements for CCRC in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The process of consolidating the financial statements and changing from PRC GAAP to U.S. GAAP requires us to make certain adjustments on consolidation. This can result in some discrepancies between the financial statements used to prepare our tax filings in China and the financial statements audited by our independent registered accounting firm and subsequently filed with the SEC. We intend to continue reporting in this manner. To the extent the discrepancies between PRC GAAP and U.S. GAAP are material, we could find, for example, that a PRC subsidiary shows taxable income for which payment of taxes is due, while our U.S. GAAP-audited financial statements show taxable loss.

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

The trading prices for our common shares have fluctuated since we first listed our common shares. Since our common shares became listed on the NASDAQ on December 21, 2015, the trading price of our common shares has ranged from $4.39 to $23.40 per common share, and the last reported trading price on April 26, 2018 was $17.52 per common share. The market price of our common shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

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

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, shareholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

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

As a reporting company in the United States, we are required to file periodic reports with the Securities and Exchange Commission upon the occurrence of matters that are material to our Company and shareholders. In some cases, we will need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our Company. Similarly, as a U.S.-listed public company, we are governed by U.S. laws that our competitors, which are mostly private Chinese companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public listing could affect our results of operations.

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

As the rights of shareholders under British Virgin Islands law differ from those under U.S. law, you may have fewer protections as a shareholder.

Our corporate affairs are governed by our memorandum and articles of association, the British Virgin Islands Business Companies Act, 2004 (the “BVI Act”), and the common law of the British Virgin Islands. The rights of shareholders to take legal action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are to a large extent governed by the common law of the British Virgin Islands and by the BVI Act. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law.

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

Corporate History – Taiying, WFOE, CBPO, TJIT and CCRC

Taiying was incorporated on December 18, 2007 as a domestic Chinese limited company. We formed CBPO, WFOE and CCRC in 2014, in anticipation of registering the common shares of CCRC in our initial public offering. In connection with the formation of CCRC, CBPO and WFOE, we caused WFOE to become the wholly-owned foreign entity of CBPO as of August 2014 and to enter into certain control agreements with Taiying and its shareholder, pursuant to which we, by virtue of our ownership of CBPO and CBPO’s ownership of WFOE, control Taiying. TJIT was established on February 8, 2017 and is wholly-owned by WFOE.

Corporate History – Central BPO, JTTC HTCC, SCBI, JCBI, ATIT, STTNB, STTCB, JTIS, NTEB, JXTT, XTCC, BTTC, GTSL, BTIT, STTC, GTTC and ZSEC

Taiying incorporated the following subsidiaries and branch companies on the dates indicated below:

●	Central BPO – January 28, 2010;

●	JTTC – February 25, 2010;

●	HTCC – April 20, 2010;

●	SCBI – August 9, 2012;

●	JCBI – December 12, 2013;

●	ATIT – December 26, 2013;

●	STTNB – May 28, 2013;

●	STTCB – February 22, 2013;

●	JTIS – July 1, 2014;

●	NTEB – December 25, 2014;

●	JXTT – January 8, 2015;

●	XTTC – March 20, 2015;

●	BTTC – June 30, 2015;

●	ZSEC – June 16, 2016;

●	GTSL – February 17, 2017;

●	BTIT – June 16, 2017;

●	STTC – November 8, 2017; and

●	GTTC – March 28, 2018.

Purpose and Significance of TJIT, Taiying and its Subsidiaries, Central BPO, JTTC, HTCC, SCBI, JCBI, ATIT, STTNB, STTCB, JTIS, NTEB, JXTT, XTTC, BTTC, GTSL, BTIT, STTC, GTTC and ZSEC

TJIT, subsidiary of WFOE operates a call center located in Taian City, Shandong Province and accounted for approximately 0% of revenue in 2017.

Taiying and its subsidiaries operate call centers throughout China. Below is a list of the call centers Taiying and each subsidiary operates, along with the revenue allocated to each call center for 2017.

●	Central BPO operates two call center located in Chongqing and accounted for approximately 19% of revenue in 2017.

●	JTTC operates a call center located in Taizhou city, Jiangsu province, and accounted for approximately 5.38% of revenue in 2017.

●	SCBI operates a call center located in Yantai city, Shandong province, and accounted for approximately 3.90% of revenue in 2017.

●	JCBI does not operate a call center, and accounted for approximately 0% of revenue in 2017.

●	ATIT operates three call centers located in Hefei city, Chuzhou city, and Luan city, Anhui province, and accounted for approximately 4.17% of revenue in 2017.

●	STTNB operates a call center located in Nanning city, Guangxi Zhuang Autonomous Region, and accounted for approximately 0% of revenue in 2017.

●	STTCB does not operate a call center as the services were outsourced to Central BPO.

●	HTCC operates a call center located in Yanjiao city, Hebei province, and is accounted for approximately 2.35% of revenue in 2017.

●	JTIS operates a call center located in Huaian city, Jiangsu province, and is accounted for approximately 8.00% of revenue in 2017.

●	NTEB does not operate any call center as it provides technological support to other call centers. Accordingly, NTEB does not generate any external revenues.

●	JXTT operates a call center located in Nanchang city, Jiangxi province, and is accounted for approximately 3.86% of revenue in 2017.

●	XTTC operates a call center located in Urumqi City, Xinjiang Uygur Autonomous Region, and is accounted for approximately 2.13% of revenue in 2017.

●	Taiying operates a call center located in Taian City, Shandong province, which accounted for approximately 49.60% of revenue in 2017.

●	GTSL does not operate a call center as it was newly established in February 2017. It does not operate any call center and does not generate any external revenues.

●	BTIT operates a call center located in Baoding City, Hebei Province, and accounted for approximately 0.35% of revenue in 2017.

●	STTC operates two call centers located in Chengdu City, Sichuan Province, and accounted for approximately 0% of revenue in 2017.

●	GTTC does not operated any call center as it was opened in March 2018.

●	BTTC does not operate any call center. It does not generate any external revenues.

●	ZSEC operates a call center located in Zaozhuang City, Shandong Province, and accounted for approximately 1.26% of revenue in 2017.

The principal executive offices of our main operations are located at 1366 Zhongtianmen Street, Xinghuo Science and Technology Park, High-tech Zone, Taian City, Shandong Province, People’s Republic of China 271000. Our telephone number at this address is (+86) 538 691 8899. Our registered office in the Brithish Virgin Islands is at the offices of NovaSage Chambers, P.O. Box 4389, Road Town, Tortola, British Virgin Islands, British Virgin Islands. Our agent for service of process in the United States is Vcorp Agent Services, Inc. located at 25 Robert Pitt Dr., Suite 204, Monsey, New York 10952. Our corporate website is www.ccrc.com.

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

As we grow, we continue to expand our national presence and service offerings to increase revenue, improve operational efficiencies and drive brand loyalty for our clients. Our service is currently delivered from our call centers located in Shandong Province, Jiangxi Province, Hebei Province, Anhui Province, Sichuan Province, the Xinjiang Uygur Autonomous Region, the Guangxi Zhuang Autonomous Region, Beijing City, and Chongqing City, which have a total capacity of 15,260 seats. In addition to answering and responding to inbound calls, we also make outbound cold calls to assist the provincial subsidiaries of China Mobile and China Telecom in promoting their own mobile value-added service MVAS products, such as weather, health, education and farming related MVAS to targeted China Mobile and China Telecom subscribers. Our largest clients in terms of revenue for the year ended December 31, 2017 were China Mobile, China Telecom, DiDi Chuxing Technology, China Construction Bank, and Alipay Internet Technology.

In addition, we have received several industry awards and asked to participate in several important industry activities. Notable awards and activities include:

●	“Yearly Enterprise of Excellent Development” for 2016 awarded by the Party Working Committee of High-Tech District, Taian in February 2017;

●	“Golden Voice Award - China Best Customer Outsourcing Employer” for 2017, awarded by CNCBA in September 2017;

●	“Golden Earphone Award - China Best Customer Center – Excellent Management Innovation Award” for 2017, awarded by CICED in October 2017;

●	“Golden Earphone Award - China Best Data Management Customer Center” for 2017, awarded by CICED in October 2017;

●	“Tai Mountain Pioneer Talents” for 2017, awarded by the People’s Government of Taian in December 2017;

●	“Business Work Advanced Unit of Taian City”, awarded by the People’s Government of Taian in February 2016;

●	“Golden Earphone Award - China Best Call Center (Runoff Election)” for 2016, awarded by CCM World Group;

●	Golden Earphone Award - China Best Call Center (Excellent Outsourcing Service)” for 2016, awarded by CCM World Group;

●	“Golden Voice Award - China Best Outsourcing Customer Contact Center” for 2016, awarded by 51 Call Center;

●	“Scientific Development Advanced Enterprise” for 2015, awarded by the Management Committee of Taian Gaoxin District and the Party Working Committee of Taian Gaoxin District;

●	“Opening Up Work Advanced Enterprise” for 2015, awarded by the Management Committee of Taian Gaoxin District and the Party Working Committee of Taian Gaoxin District;

●	“Science Development Advanced Enterprise in Taian Gaoxin District” for 2015, awarded by Taian Gaoxin District Party and Labor Management Commission;

●	“Pulitzer Award of Shandong Service Outsourcing” for 2015, awarded by Shandong Service Outsourcing Association;

●	“Golden Voice Award - China Best Outsourcing Customers Contact Center (Inbound Calling)” for 2015, awarded by 51 Call Center;

●	“Golden Earphone Award” for 2015, awarded by CCM World Group;

●	“The Well Known Servicing Enterprise Who has the Most Growth Potential in China” for 2014, awarded by The Expert Committee of China Service and Trade Association;

●	“Important Contact Candidates of Outsourcing Enterprises” for 2012, by Ministry of Commerce of the People’s Republic of China;

●	“Shandong Province Service Outsourcing Growing Enterprise” for 2012, awarded by Shandong Province Department of Commerce;

●	“China’s Best Outbound Outsourcing Contact Center of the Year” for 2011, awarded by the Ministry of Industry and Information Technology based on the number of call center seats, number of employees, quality of customers, and quality of service;

●	“The Promising Star of China’s Best Outsourcing Contact Center of the Year” for 2011, awarded to Taiying’s subsidiary, Chongqing Centre BPO Industry Co., Ltd., by the Ministry of Industry and Information Technology based on the number of call center seats, number of employees, quality of customers, and quality of service;

●	“China’s Best Inbound Outsourcing Contact Center of the Year” for 2009, awarded by the Ministry of Industry and Information Technology based on the number of call center seats, number of employees, quality of customers, and quality of service;

●	“100 Strongest Outsourcing Company” for 2009, recognition granted by MOFCOM based on the number of call center seats, number of employees, quality of customer and quality of service;

●	being named as one of only four team members of the Ministry of Industry and Information Technology’s China Call Center BPO Industry Guideline Drafting Team;

●	being named the Leading Call Center BPO Enterprise by the government of Shandong Province (we believe we are only one of no more than three companies to have been so named to date);

●	being chosen as the College Graduates Employment Training Base by the Youth League of Shandong Province; and

●	being chosen as the College Graduates Employment Training Base by the Youth League of Shandong Province.

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

Telecommunications Market

At the end of January 2018, the number of China’s mobile phone subscribers increased to approximately 1.4 billion. According to China Internet Network Information Center in 2017, China reached approximately 724 million mobile internet users, the percentage of those using mobile phones to go online reaching 96%. With intensified competition in the telecommunications market, major telecommunication companies such as China Mobile are making transitions from voice-centric to data-centric operations, from communications to mobile Internet and information consumption, and from mobile communication operations to innovative full service operations.

Growth in China’s telecommunications sector continues to be influenced by the country’s overall economy. China’s gross domestic product (“GDP”) increased 6.9% over the previous year, according to the National Statistical Bureau of China.

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

China’s Banking Industry

China’s banking system has grown considerably in recent years. According to the Institute of International Finance, China’s bank assets have grown to 39.9 trillion in 2017 up 8.7% from the previous year. According to Bankrate’s website, in 2017, the top four of the world’s largest banks by asset size are Chinese banks. The total assets of the Industrial and Commercial Bank of China, the biggest bank in the world reached $3.62 trillion.

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

Online Retail Market

China’s online retail market is expected to benefit from its large population of Internet users. According to China Internet Network Information Center, China’s Internet population reached 772 million users as of December 31, 2017. According to China Internet Watch, China’s mobile Internet user base reached 724 million users as of June 30, 2017, and mobile usage is expected to increase, driven by the growing adoption of mobile devices. The increased usage of mobile devices will make access to the Internet even more convenient, drive higher online shopper engagement and enable new applications.

In 2017, the total transaction value of China’s online shopping market exceeded $1 trillion to reach $1.149 trillion, an increase of 32% over the previous year. This number is expected to increase as a result of continued growth in Internet users as well as an increased proportion of Internet users making purchases online. Our outsourcing contract with a subsidiary of Alibaba, China’s largest online retailer will, we believe, position us favorably in providing outsourcing services to the online retail market. Alibaba is expected to reach gross merchandise volume of $912 billion in the calendar year 2020.

Our Competitive Strengths

We believe the following strengths differentiate us from our competitors in our market in China:

●	We are a provider of telecommunications call center BPO services to subsidiaries of two significant telecommunications carriers in China. Our principal operating company, Taiying, is a provider of call center BPO services to the provincial subsidiaries of two of the three telecommunications carriers in China, specifically China Mobile and China Telecom;

●	We have developed comprehensive and scalable solutions. Taiying has developed different programs to maximize outbound calling professionals’ performance across all three major sales metrics: (i) units sold - conversion rate and sales per hour, (ii) customer retention, and (iii) customer satisfaction from a positive sales experience. Taiying benefits from economies of scale as a result of being one of the largest telecommunications call center BPO operation in China;

●	We possess a commitment to innovation and quality service. Taiying, JTIC, JXTY, SCBI and Central BPO have respectively obtained an aggregate 80 registered computer software ownership rights from the China State Copyright Bureau. Taiying has attained several awards in recognition of its efforts in setting up national call center standards and in improving the quality of call center service; and Taiying has been recognized with awards and certificates by a variety of government entities for its efforts in call center BPO service;

●	We possess a strategic, national presence. We have 11 call center locations in 10 provinces in the PRC China, with the intention to service 18 provinces, 2 autonomous regions, and 4 directly-administered municipalities (Beijing, Shanghai, Tianjin, and Chongqing). We believe that our customers value this strong national presence and our ability to do business in multiple geographic regions in the PRC depending on factors such as the life cycle of their products, the complexity of the work being performed, the cultural and local language requirements, and the economics of the total service solution. Our resulting ability to customize a multi-geographic strategy enhances our ability to win new clients or expand our market share with existing clients;

●	We possess a high quality, loyal client base in attractive sectors. We maintain broad and long-standing relationships with the provincial subsidiaries of the leading telecommunications companies in the PRC: China Mobile and China Telecom. Notwithstanding our lack of long-term agreements we believe that we have sustainable and long-term relationships with our clients that make us an integral component of their planning, strategy, and cost model. We believe our clients seek our services due to our ability to provide scalable and timely solutions that leverage our proven processes and technology investments. We believe that our approach to client service and our relationships will allow us to maintain our existing base of business and grow new business as our clients launch new products and enter new geographic regions in the PRC;
40

●	We focus upon strong industry growth opportunities. We have traditionally focused on the telecommunications segments within the BPO market because of its growth potential and attractive operating margins. In addition, we seek to capitalize on the national trend toward outsourcing BPO services. We also believe that the current economic slowdown has increased demand for outsourcing not only because it can reduce customer service costs, but also because it offers an incremental channel to increase sales. At the same time, we expect to benefit from growth in other industries such as financial services, government bodies, IT and e-commerce; and

●	We employ highly qualified personnel. Taiying’s workforce is highly skilled with specialized training designed to address complex customer care engagements; our entrepreneurial management team includes employees who have significant experience managing call center services. Led by industry veteran, founder, chairman and chief executive officer, Gary Wang, our management team is comprised of an experienced group of executives, many of whom have approximately 15 or more years of operating experience in the call center BPO industry.

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

We intend to develop new client relationships. We intend to capitalize on growth opportunities driven by a trend towards use of third party BPO service providers in China’s call center outsourcing market. The 15,260 seat capacity of our existing facilities in Shandong Province, Jiangsu Province, Jiangxi Province, Hebei Province, Anhui Province, Sichuan Province, the Xinjiang Uygur Autonomous Region, the Guangxi Zhuang Autonomous Region, Beijing City, and Chongqing City represents what we believe is a very small percentage of China’s BPO market, which leaves potential for us to gain market share;

We intend to increase our revenue and market share by expanding our service networks to other provinces. We started with our call center in Shandong Province, which covers the north region of China. Over the years, we have established a new call center in Chongqing City, which covered the southwest region of China, and three new call centers in Jiangsu Province, which positioned us to target potential clients in the Yangtze River Delta. We have also added call centers in Beijing City, Hebei Province, Anhui Province, Sichuan Province, the Xinjiang Uygur Autonomous Region, and the Guangxi Zhuang Autonomous Region;

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

We currently derive a significant portion of our revenue from telecommunications clients. We receive most of our revenue from a small number of clients; we derived 57% and 71% of our revenues in 2017 and 2016, respectively, from our five largest clients.

We primarily utilize our cash flow from operations and short-term loans to fund working capital, and other strategic and general operating purposes. As of December 31, 2017 and 2016, we had $3,842,371 and $0 in short term loans, respectively. The amount of capital required over the next 12 months will also depend on our levels of investment in infrastructure necessary to meet the growth demand of our business. Our working capital and capital expenditure requirements could increase materially in the event of acquisitions or joint ventures, among other factors. These factors could require that we raise additional capital through future debt or equity financing. There can be no assurance that additional financing will be available, at all, or on terms favorable to us.

Customers

Many of our current customers are the provincial subsidiaries of China Mobile and China Telecom and their regional affiliated entities. For the year ended December 31, 2017, revenues from the provincial subsidiaries of China Mobile accounted for $25.3 million, revenues from the provincial subsidiaries of China Telecom were $8.0 million, or approximately 28% and 9% of our total revenues, respectively.

The provincial subsidiaries of China Mobile contributed 28%, 34% and 45% of total revenues for the years ended December 31, 2017, 2016 and 2015, respectively. The provincial subsidiaries of China Telecom contributed 9%, 14% and 19% of total revenues for the years ended December 31, 2017, 2016 and 2015, respectively.

In addition to the provincial subsidiaries of China Mobile and China Telecom, we also generate revenues from Haier, GM OnStar, and Volvo. We also have outsourcing contracts with two of China’s top five largest banks, China Construction Bank and China CITIC Bank. We also recently entered into an outsourcing contract with China Merchants Bank, Shouqi Limousine & Chauffeur, OFO Shared Bicycles, Tmall.com, TianAn Life Insurance.

Contractual Arrangements

We have signed contracts with the provincial subsidiaries of China Mobile and China Telecom for inbound calling services generally having one-year term. Outbound customer care service contracts also generally have one-year terms. Both inbound and outbound contracts have no automatic renewal provisions.

Five of our customer relationships currently in place collectively accounted for about 57% of our revenues in the year of 2017. The customers (in order of their contribution to our revenues during that period) are as follows: the provincial subsidiaries of China Mobile and China Telecom, DiDi Chuxing Technology, China Construction Bank, and Alipay Internet Technology. Any loss of our relationship with those customers could impact our revenue and profits.

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

Our sales organizations are structured into three strategic customer accounts: The provincial subsidiaries of China Mobile and China Telecom and major enterprises. These accounts sell our solutions and services to the respective customers and manage our long-term relationships with them. As of December 31, 2017, we had 18 sales, marketing and sales support professionals.

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

Research and Development

We are committed to researching, designing and developing call center information technology solutions and software products that will meet the future needs of our customers. We continuously upgrade our existing software products to enhance scalability and performance and to provide added features and functions. As of December 31, 2017, our research and development team consisted of 58 researchers, engineers, developers and programmers. In addition, certain support employees regularly participate in our research and development programs. Research and development expenses consist primarily of wage expense incurred to personnel to continuously upgrade the Company’s existing software products. For the year ended December 31, 2017, 2016, and 2015, research and development expenses of $3,551,629, $3,264,073, and $1,962,659 were included in selling, general and administrative expenses.

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

We have been granted registered computer software ownership rights to 81 pieces of intellectual property rights by the China State Copyright Bureau, which allows us to implement our own computer systems without having to purchase them from an outside vendor, lowering our startup costs for additional call centers. Among them are: seven software programs related to call center integration and optimization; five software programs related to customer relationship management; four software program related to online testing; one software program related to insurance industry customer service inquiry system, and one software program related to hospital customer service inquiry system. The China State Intellectual Property Office has granted us patents to two pieces of intellectual property rights, both patents are related to call center integration and optimization. The Trademark Office of SAIC has granted us a registered trademark for the abbreviation of our company name, CCRC. We have been granted one domain name right by Internet Corporation for Assigned Names and Numbers (“ICANN”), which is our website address ccrc.com. We enter into confidentiality agreements with most of our employees and consultants, and control access to and distribution of our documentation and other licensed information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our technology without authorization, or to develop similar technology independently. Since the Chinese legal system in general, and the intellectual property regime in particular, is relatively weak, it is often difficult to enforce intellectual property rights in China. Policing unauthorized use of our technology is difficult and the steps we take may not prevent misappropriation or infringement of our proprietary technology. In addition, litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others, which could result in substantial costs and diversion of our resources and could have a material adverse effect on our business, results of operations and financial condition.

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

As of December 31, 2017, we have obtained 81 registered computer software ownership rights from the China State Copyright Bureau, two patents from the China State Intellectual Property Office, one registered trademark from the Trademark Office of SAIC and one domain name right from ICANN.

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

Moreover, Circular 37 applies retroactively. As a result, PRC residents who have contributed domestic assets or interests to a SPV, but failed to complete foreign exchange registration of overseas investments as required prior to implementation of Circular 37, are required to send a letter to SAFE and its branches for explanation. Under the relevant rules, failure to comply with the registration procedures set forth in Circular 37 may result in receiving a warning from SAFE and its branches, and may result in a fine of up to RMB300,000 for an organization or up to RMB50,000 for an individual. In the event of failing to register, if capital outflow occurred, a fine up to 30% of the illegal amount may be assessed.

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

On September 21, 2006, CSRC published on its official website the Provisions on Indirect Issuance of Securities Overseas by a Domestic Enterprise or Overseas Listing of Its Securities for Trading, which specify procedures regarding CSRC’s approval for overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with the CSRC and it would take several months to complete the approval process. The application of this new PRC regulation remains unclear with no consensus currently existing among leading PRC law firms regarding the scope of the applicability of the CSRC approval requirement.

Our PRC counsel, KaiTong Law Firm, has advised us that, based on their understanding of the current PRC laws and regulations:

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

Employee Stock Option Plans

In February 2012, SAFE promulgated the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, replacing earlier rules promulgated in March 2007, to regulate the foreign exchange administration of Chinese citizens and non-Chinese citizens who reside in China for a continuous period of not less than one year, with a few exceptions, who participate in stock incentive plans of overseas publicly-listed companies. Pursuant to these rules, these individuals who participate in any stock incentive plan of an overseas publicly-listed company, are required to register with SAFE through a domestic qualified agent, which could be the Chinese subsidiaries of such overseas listed company, and complete certain other procedures. We and our executive officers and other employees who are Chinese citizens or non-Chinese citizens who reside in China for a continuous period of not less than one year and have been granted options would be subject to these regulations. Failure to complete such SAFE registrations could subject us and these employees to fines and other legal sanctions. The State Administration of Taxation has issued certain circulars concerning employee share options or restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares would be subject Chinese individual income tax.

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

We are a holding company incorporated in the British Virgin Islands that owns all of the outstanding capital stock of CBPO, our wholly owned Hong Kong subsidiary. CBPO, in turn, owns all of the outstanding capital stock of WFOE, our operating subsidiary based in Taian City, Shandong Province, China. WFOE has entered into control agreements with the sole shareholder of Taiying, which agreements allow WFOE to control Taiying. Through our ownership of CBPO, CBPO’s ownership of WFOE and WFOE’s agreements with Taiying, we control Taiying. Taiying, in turn, is the sole shareholder of Central BPO, JTTC, HTCC, SCBI, JCBI, ATIT, STTNB, STTCB, JTIS, NTEB, JXTT, XTTC, BTTC, GTSL, BTIT, STTC, GTTC and ZSEC. CCRC was formed by Taiying as part of a reorganization to facilitate it becoming a public company. TJIT was established on February 8, 2017 and is wholly-owned by WFOE. The shareholders of Beijing Taiying presently own 83% of the shares of CCRC.

Corporate History – Taiying, WFOE, CBPO, TJIT and CCRC

Taiying was incorporated on December 18, 2007 as a domestic Chinese limited company. We formed CBPO, WFOE and CCRC in 2014, in anticipation of registering the common shares of CCRC in our initial public offering. In connection with the formation of CCRC, CBPO and WFOE, we caused WFOE to become the wholly-owned foreign entity of CBPO as of August 2014 and to enter into certain control agreements with Taiying and its shareholder, pursuant to which we, by virtue of our ownership of CBPO and CBPO’s ownership of WFOE, control Taiying. TJIT was established on February 8, 2017 and is wholly-owned by WFOE.

Corporate History – Central BPO, JTTC, HTCC, SCBI, JCBI, ATIT, STTNB, STTCB, JTIS, NTEB, JXTT, XTCC, BTTC, GTSL, BTIT, STTC, GTTC and ZSEC

Taiying incorporated the following subsidiaries and branch companies on the dates indicated below:

●	Central BPO – January 28, 2010;

●	JTTC – February 25, 2010;

●	HTCC – April 20, 2010;

●	SCBI – August 9, 2012;

●	JCBI – December 12, 2013;

●	ATIT – December 26, 2013;

●	STTNB – May 28, 2013;

●	STTCB – February 22, 2013;

●	JTIS – July 1, 2014;

●	NTEB – December 25, 2014;

●	JXTT – January 8, 2015;

●	XTTC – March 20, 2015; and

●	BTTC – June 30, 2015

●	ZSEC - June 16, 2016

●	GTSL – February 17, 2017

●	BTIT – June 16, 2017;

●	STTC – November 8, 2017

●	GTTC – March 28, 2018

Purpose and Significance of TJIT, Taiying and its Subsidiaries, Central BPO, JTTC, HTCC, SCBI, JCBI, ATIT, STTNB, STTCB, JTIS, NTEB, JXTT, XTTC, ZSEC, GTSL, BTIT, STTC, GTTC and BTTC

TJIT, subsidiary of WFOE operates a call center located in Taian City, Shandong Province and accounted for approximately 0% of revenue in 2017.

Taiying and its subsidiaries operate call centers throughout China. Below is a list of the call centers Taiying and each subsidiary operates, along with the revenue allocated to each call center for 2017.

●	Central BPO operates two call centers located in Chongqing and accounted for approximately 19% of revenue in 2017.

●	JTTC operates a call center located in Taizhou city, Jiangsu province, and accounted for approximately 5.38% of revenue in 2017.

●	SCBI operates a call center located in Yantai city, Shandong province, and accounted for approximately 3.90% of revenue in 2017.

●	JCBI does not operate a call center, and accounted for approximately 0% of revenue in 2017.

●	ATIT operates three call centers located in Hefei city, Chuzhou city, and Luan city, Anhui province, and accounted for approximately 4.17% of revenue in 2017.

●	STTNB operates a call center located in Nanning city, Guangxi Zhuang Autonomous Region, and accounted for approximately 0% of revenue in 2017.

●	STTCB does not operate a call center as the services were outsourced to Central BPO.

●	HTCC operates a call center located in Yanjiao city, Hebei province, and is accounted for approximately 2.35% of revenue in 2017.

●	JTIS operates a call center located in Huaian city, Jiangsu province, and is accounted for approximately 8.00% of revenue in 2017.

●	NTEB does not operate any call center as it provides technological support to other call centers. Accordingly, NTEB does not generate any external revenues.

●	JXTT operates a call center located in Nanchang city, Jiangxi province, and is accounted for approximately 3.86% of revenue in 2017.

●	XTTC operates a call center located in Urumqi City, Xinjiang Uygur Autonomous Region, and is accounted for approximately 2.13% of revenue in 2017.

●	Taiying operates a call center located in Taian City, Shandong province, which accounted for approximately 49.60% of revenue in 2017.

●	GTSL does not operate a call center as it was newly established in February 2017. It does not operate any call center and does not generate any external revenues.

●	BTIT operates a call center located in Baoding City, Hebei Province, and accounted for approximately 0.35% of revenue in 2017.

●	STTC operates two call centers located in Chengdu City, Sichuan Province, and accounted for approximately 0% of revenue in 2017.

●	GTTC does not operated any call center as it was opened in March 2018.

●	BTTC does not operate any call center. It does not generate any external revenues.

●	ZSEC operates a call center located in Zaozhuang City, Shandong Province, and accounted for approximately 1.26% of revenue in 2017.

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

Our current corporate structure is as follows:

China Customer Relations Center, Inc. (BVI)
100%
China BPO Holdings Limited. (Hong Kong)
Global Telecare Services Limited (Hong Kong)
Outside China
Inside China
100%
100%
Tai'an Juncheng Information Technology Co., Ltd. (China)
100%
Shandong Juncheng Information Technology Co., Ltd. (China)
Contractual Relationship
Shandong Taiying Technology, Co., Ltd. (China)
100%
100%
100%
100%
100%
51%
100%
100%
Sichuan Taiying Technology Co., Ltd.
Jiangsu Taiying Technology Co., Ltd.
Chongqing Central BPO Industry Co., Ltd.
Jiangsu Central Information Service Co., Ltd.
Anhui Taiying Information Technology Co., Ltd.
Hebei Taiying Communication BPO Co., Ltd.
Shandong Taiying Technology Co., Ltd. Nanning Branch Company
Beijing Taiying Technology Co., Ltd.
100%
Shandong Central BPO Industry Co., Ltd.
100%
Zaozhuang Shenggu E-commerce Co. Ltd.
100%
100%
100%
100%
100%
100%
100%
Shandong Taiying Technology Co., Ltd. Chongqing Branch Company
Nanjing Taiying E-Commerce Business Co., Ltd.
Jiangsu Taiying Information Service Co., Ltd.
Jiangxi Taiying Technology Co., Ltd.
Xinjiang Taiying Technology Co., Ltd.
Baoding Taiying Information Technology Service Co., Ltd.
Guangxi Taiying Information Technology Co., Ltd.

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

Our headquarters is located at 1366 Zhongtianmen Street, Xinghuo Science and Technology Park, High-tech Zone, Taian City, Shandong Province, People’s Republic of China. WFOE and Taiying has incorporated total 18 subsidiary companies and branch offices  strategically-located throughout China, affording our customers local expertise and management. Our facilities are used for sales and marketing, research and development and administrative functions. All of the facilities are leased. We believe our facilities are adequate for our current needs. A summary description of our facilities  follows:

Office	Address	Rental Term	Space
Principal Executive Office	1366 Zhongtianmen Street, IB District Standard Factories, Xinghuo Science and Technology Park High-tech Zone, Taian City, Shandong Province People’s Republic of China 271000	November 2017- October 2020	132,558 sq. ft.

Shandong Taian Center	Northern Part of Single-Floor Factory and 1/F & 4/F of General Bldg., 1366 Zhongtianmen Street
Xinghuo Science and Technology Park High-tech Zone, Taian City,
Shandong Province
	People’s Republic of China	1/F: November 2017 – October 2020; 4/F: April 2018 – March 2021	45,144 sq. ft.

Chongqing Yongchuan Center	799 Heshun Ave. Bldg. 7 & Bldg. 10, 1-5/F Yongchuan District, Chongqing, People’s Republic of China 402160	January 2017 – December 2018	139,231 sq. ft.

Chongqing City Center	161 3rd Zhongshan Rd., Guangfa Building 5/F, Yuzhong District, Chongqing, People’s Republic of China	January 2018 – December 2018	18,535 sq. ft.

Shandong Yantai Center	8-9 Jinhua Road Muping, Yantai, Shandong, People’s Republic of China 264100	June 2015 – May 2018	92,645 sq. ft.

Nanjing Office	8 Zhuanqiang Economic Park, Gaochun District, Nanjing City, Jiangsu Province, People’s Republic of China	December 2014 – December 2024	538 sq. ft.

Beijing City Office	8 Guanghua Road Zhaoyang District, Beijing City, People’s Republic of China	June 2017 – June 2019	1735 sq. ft.

Jiangsu Taizhou Center	98 Phoenix West Road Taizhou, Jiangsu Province, People’s Republic of China 225300	December 2009- December 2024	129,120 sq. ft.

Hebei Yanjiao Center	Bai Shi Jin Gu Industry Base, Yanjiao Developent District Sanhe City, Hebei Province People’s Republic of China 065201	September 2017- September 2020	31,100 sq. ft.

Office	Address	Rental Term	Space

Anhui Hefei Center	1201 Huguang Road New Industrial Park Shushan District, Hefei City, Anhui Province, People’s Republic of China 230000	October 2017 – September 2022	54,864 sq. ft.

Anhui Chuzhou Center	82 Huayuan Road, Startup Center Bldg. 3, Rm. 1801-1803, Chuzhou City, Anhui Province, People’s Republic of China	January 2018 – October 2018	2960 sq. ft.

Anhui Luan Center	Finance Plaza, 8/F, Rm. 809, South Meishan Road Highway, Luan City, Anhui Province, People’s Republic of China	May 2017 – April 2018	1785 sq. ft.

Xinjiang Center	1003 Xihong West Road Saybagh District, Urumqi City, Xinjiang Uygur Autonomous Region, People’s Republic of China 830000	November 2014 – December 2017	21,800 sq. ft.

Guangxi Nanning Center	56 Xiuxiang Ave, Jiangnan District, Nanning City, Guangxi Zhuang Autonomous Region, People’s Republic of China 530000	Month to Month	5,469 sq. ft.

Jiangsu Huaian Center

Rooms 208-209, 210-211, 311-313, 315, 402-410, 411-416, 501-507, 517, 518, 508-516

266 Chengde South Road
Huaian Economic and Technology Development District, Jiangsu Province,
People’s Republic of China 223005

Rm. 208-209: September 2017 – August 2022;

Rm. 210-211: July 2017 – June 2022;

Rm. 311-313, 315: March 2015 – March 2020;

Rm. 402-407: November 2015 – October 2020;

Rm. 408-410: December 2016 – November 2021;

Rm. 411-417: September 2017 – August 2022;

Rm. 501-507,517,518: July 2017 – June 2020;

Rm. 508-516: September 2014 – August 2019

36,500 sq. ft.

Jiangxi Nanchang Center	1807 Gaoxin Avenue Qingshan Lake District Nanchang City, Jiangxi Province People’s Republic of China 330096	January 2015- December 2020	52,568 sq. ft.

Sichuan Chengdu Center	4 Jianshe South Zhi Rd., Dongjiaojiyi Park, 17th Bldg. 1/F-5/F, and 19th Bldg, 2/F-5/F, Chengdu, Sichuan, People’s Republic of China	17th Bldg.: November 2017 – November 2022; 19th Bldg.: December 2017 – December 2023	100,131 sq. ft.

Chengdu Xiexin Center	Fuqing Rd. Erduan, Xiexin Center Office Bldg., 4/F, Chenghua District, Chengdu, Sichuan, People’s Republic of China	May 2017 – May 2018	228 seats

Office	Address	Rental Term	Space

Chengdu Office	25 Fuqing Rd. Erduan, Bldg 1, 10/F, Rm. 1003, Chenghua District, Chengdu, Sichuan, People’s Republic of China	November 2017 – May 2018	1,421 sq. ft.

Henan Luoyang Office	Bldg. A2, Rm. 1318, 1320, Luoyang Hengsheng Science & Technology Park, 369 Taikang East Rd., Economic Development District, Luoyang, Hebei, People’s Republic of China	December 2017 – November 2018	970 sq. ft.

Zaozhuang Center	BPO Industry Park, No. 2 South Bldg., Dongshun Rd., Taierzhuang District, Zaozhuang, Shandong, People’s Republic of China	June 2016 – May 2026	16,146 sq. ft.

Baoding Office	999 Fuxing East Rd., Baoding Zhidian Startup Base Bldg. 1, 2/F, Rm. 203, Beishi District, Baoding, Hebei, People’s Republic of China	January 2018 – January 2019	5,683 sq. ft.

Baoding Center	999 Fuxing East Rd., Baoding Zhidian Startup Base Bldg. 1, 2/F, Rm. 202, Beishi District, Baoding, Hebei, People’s Republic of China	April 2017 – April 2019	9,750 sq. ft.

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

Our service is currently delivered from our delivery centers located in Shandong Province, Jiangsu Province, Hebei Province, Anhui Province, the Xinjiang Uygur Autonomous Region, the Guangxi Zhuang Autonomous Region, Jiangxi Province, and Chongqing City, with a capacity approximately of 13,992 seats. We believe Taiying and its subsidiaries’ strategic locations and our investment in technology and human resources position us well in our efforts to reach our goals.

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

We received grants from various government agencies after meeting certain conditions if applicable, such as locating call centers in their jurisdictions or helping local employment needs. Government grants are recognized when received and all the conditions specified in the grant have been met. For the year ended December 31, 2017, the government grants recognized as income were $1,885,340, accounting for 21% of our net income. Among the grants, $591,979 was for our successful listing on the Nasdaq Capital Market, and $367,456 was for the special fund from the local Municipal Bureau of Foreign Trade and Economic Cooperation. We anticipate that we will continue to receive government grants in the coming year, and government grants will continue to have impact on our future profitability. In the absence of future government grants, our operations and profitability will be negatively impacted.

We operate our business through contractual arrangements between WFOE, our wholly-owned subsidiary, and Taiying. Through contractual arrangements, we are able to control the business of Taiying.

Principal Factors Affecting Our Results of Operations

Revenues

We generate revenue from the BPO programs we administer for our clients. For the year ended December 31, 2017, we derived approximately 37% of our revenues from Taiying’s call center service to China Mobile, China Telecom and their provincial subsidiaries.

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

For inbound customer care service, we charge fees based on either the number of calls (charges per interaction) or predetermined seats charges (weekly charges, or monthly charges per seat). We negotiate these terms on a client-by-client basis. In most contracts, our clients pay a pre-determined rate if we meet specified performance criteria. Such criteria are based on objective performance metrics that our client agrees would add quantifiable value to their operations. In addition, most of our contracts include provisions that provide for downward revision of our prices under certain circumstances, such as if the average speed required to answer a call is longer than agreed to with the client. All of our fees and downward revision provisions are negotiated at the time that we sign a statement of work with a client, and our revenue from our contracts is thus fixed and determinable at the end of each month. For the year ended December 31, 2017, 63% of our revenue was generated from inbound calling and 17% of our revenue was generated from outbound calling. The remaining 20% of revenues was related to other services provided to our customers such as data processing.

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

We currently derive a significant portion of our revenue from our telecommunications clients. Provincial subsidiaries of China Mobile and China Telecom represented 37%, 48%, and 64% of our sales for the years ended December 31, 2017, 2016, and 2015, respectively.

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

Relationships with major customers. Any negative changes in our relationship with China Mobile, China Telecom or other major enterprises and negative changes in customer demand and usage preference for our services can bring negative consequence to the revenue and profitability of our business. The loss, cancellation, deferral or renegotiation of any large agreements with China Mobile, China Telecom or other major enterprises could have a material adverse effect on our financial condition and results of operations. In addition, if China Mobile, China Telecom or other major enterprises decide to increase their percentage of revenue sharing, or do not comply with the terms and conditions of our agreements with them, our revenues and profitability could also be materially adversely affected. To help offset this risk we attempt to expand our client lists, and develop more customers in other industries, such as, banking and e-commerce.

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

Expansion. We believe that businesses in China are increasingly looking for vendors that provide call center BPO services from multiple geographic locations. This allows clients to manage fewer vendors while minimizing risk to operations from natural disasters. We believe that we should continue to expand our business to other regions of China to increase our market share. In 2017, Taiying incorporated three new subsidiary companies and one in 2018 throughout China to further expand our business. If we fail to make acquisitions or expand to other geographic regions, our revenue growth could slow down.

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

Transition to public company. Subsequent to the completion of our initial public offering, our administrative costs are increasing materially, as we need to comply with detailed reporting requirements. The increased expenses also include legal fees, insurance premiums, auditing fees, investor relations, shareholder meetings, printing and filing fees, share-based compensation expense, as well as employee-related expenses for regulatory compliance and other costs. In addition, the selling and administrative expenses are increasing as we add personnel and incur additional fees and costs related to the growth of our business and our operation as a publicly traded company in the United States.

Number of customers. To the extent Taiying increases the number of its clients, we expect to experience a corresponding increase in selling expenses and travel expenses. At present, Taiying is able to service substantially all of its customers with its 18 call center locations. As we expand our Chongqing, Xinjiang, Guangxi and Shandong facilities, we expect Taiying to add more customers and incur more selling expenses.

Number of call centers we operate. We operate 18 call centers throughout China, that enable us to service clients throughout Shandong province (Taian City, Yantai City, Zaozhuang City), Jiangsu province (Taizhou City, Huaian City), Anhui province (Hefei City, Chuzhou City, Luan City), Hebei province (Yanjiao City, Baoding City), the Xinjiang Uygur Autonomous Region (Urumqi City), the Guangxi Zhuang Autonomous Region (Nanning City), Jiangxi province (Nanchang City), Chongqing City, Sichuan Province (Chengdu City). As Taiying operates more call centers, our administrative expenses tend to increase in dollars but decrease as a percentage of revenues.

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

Results of Operations

	For The Years Ended December 31,
	2017	2016	2015
Revenues, net	$88,971,787	$72,731,706	$59,350,721
Cost of revenues	65,562,563	53,098,552	46,891,617
Gross profit	23,409,224	19,633,154	12,459,104
Gross margin	26%	27%	21%
Selling, general and administrative expenses	14,766,524	11,082,106	7,259,279
Operating income	$8,642,700	$8,551,048	$5,199,825

Revenues. Our revenues from third parties were $88,971,787 and $72,731,706 for the years ended December 31, 2017 and 2016, respectively, an increase of $16,240,081, or 22% as a result of growth in our BPO business. Our revenues from third parties were $72,731,706 and $59,350,721 for the years ended December 31, 2016 and 2015, respectively, an increase of $13,380,985, or 23% as a result of growth in our BPO business. All of our revenue was generated from third party companies for the years ended December 31, 2017, 2016, and 2015. Our revenue growth in the years of 2017, 2016 and 2015 resulted primarily from acquiring new customers and increased sales volumes to our existing clients.

Gross margin. Our gross margin increased from 21% for the year ended December 31, 2015, to 27% for the year ended December 31, 2016, and stayed stable with minor decreased to 26% for the year ended December 31, 2017. Gross margin stayed at similar level during 2017 compared with 2016 due to our emphasis on market expansion rather than operating efficiency in 2017.

Cost of revenues. Cost of revenues consists primarily of salaries, payroll taxes and employee benefits costs of our customer service associates and other operations personnel. Cost of revenues also includes direct communications costs, rent expense, information technology costs, facilities support. Our cost of revenues increased by $12,464,011, or 23% for the year ended December 31, 2017 compared to the year ended December 31, 2016. Our cost of revenues increased by $6,206,935, or 13% for the year ended December 31, 2016 compared to the year ended December 31, 2015. This absolute dollar increase in cost of revenues for the year ended December 31, 2017 over the year ended December 31, 2016 and for the year ended December 31, 2016 over the year ended December 31, 2015 directly corresponded to the increase in revenue during the same year. Our cost of revenues as a percentage of revenue was 74%, 73% and 79% for the years ended December 31, 2017, 2016 and 2015, respectively. The general trend of decrease in percentage was primarily due to the increase of our operating efficiency and growing reputation in business over the course of operation.

Selling, general and administrative expenses. Selling, general and administrative expenses consist primarily of sales and administrative employee-related expenses, professional fees, travel costs, research and development costs, and other corporate expenses. Selling, general and administrative expenses were $14,766,524 for the year of 2017, an increase of $3,684,418, or 33% from December 31, 2016 to December 31, 2017. Selling, general and administrative expenses were $11,082,106 for the year of 2016, an increase of $3,822,827, or 53% from December 31, 2015 to December 31, 2016. The increase in selling, general and administrative expenses over years is a result of higher payroll and bonus expenses paid to the administrative and research personnel and the management team. We anticipate that our administrative expenses, particularly those related to support personnel costs, professional fees, as well as Sarbanes-Oxley compliance, will continue to increase as we are a new publicly traded company in the United States.

Income from operations. Our income from operations were $8,642,700 for the year ended December 31, 2017, $8,551,048 for the year ended December 31, 2016, and $5,199,825 for the year ended December 31, 2015. Our operating income as a percentage of total revenues was 10% for the year ended December 31 2017, 12% for the year ended December 31, 2016, and 9% for the year ended December 31, 2015. We have been keeping a relatively stable yield from operation while successfully expanding and growing our business for new and existing customers.

Government Grants. Government grants were $1,885,340 and $801,125 for the years ended December 31, 2017 and 2016, respectively, an increase of $1,084,215 or 135%. Government grants were $801,125 and $1,027,581 for the years ended December 31, 2016 and 2015, respectively, a decrease of $226,456 or 22%. Most of government grants were a one-time event. Government grants as a percentage of net income is 21%, 10% and 22% for the years ended December 31, 2017, 2016 and 2015, respectively. The government grants of $1,885,340 for the year ended December 31, 2017 consist of $591,979 from government departments for successfully listing on the Nasdaq Capital Market, $367,456 was from the special fund from the Foreign Trade and Economic Cooperation Bureau.

Income Taxes. We incurred $1,255,654, $1,448,923 and $1,275,633 in income taxes for the years ended December 31, 2017, 2016 and 2015, respectively. The $193,269 decrease from the year ended December 31, 2016 to the year ended December 31, 2017 resulted from our successful application for the preferential tax rate for some of our subsidiaries. For the year ended December 31, 2017, Taiying, Central BPO, JTTC, SCBI, JCBI, HTCC, JXTT, and XTTC were entitled to a preferential enterprise income tax (EIT) rate of 15%. For the year ended December 31, 2016, Taiying was entitled to a preferential enterprise income tax (EIT) rate of 15%. The standard enterprise income tax rate in China is 25%. The $173,290 increase from year ended December 31, 2015 to year ended December 31, 2016 resulted from our increased revenues and increased gross margin.

Net Income attributable to China Customer Relations Centers, Inc. Our net income attributable to China Customer Relations Centers, Inc. was $8,773,459 and $8,277,251 for the years ended December 31, 2017 and 2016, representing an increase of $496,208, or 6%. We have been keeping a stable yield from our operations while successfully expanding and growing our business from new and existing customers for the year ended December 31, 2017, compared to the year ended December 31, 2016.

Our net income attributable to China Customer Relations Centers, Inc. was $8,277,251 and $4,774,243 for the years ended December 31, 2016 and 2015, representing a significant increase of $3,503,008, or 73%. The increase in net income was a result of our increased revenue and higher gross margin, offset by increased selling and administrative expense and decreased government grants for the year ended December 31, 2016, compared to the year ended December 31, 2015.

Net Income attributable to Noncontrolling interest. Noncontrolling interest represents the ownership interests Jiate holds in HTCC and the amount recorded as noncontrolling interest in our consolidated statements of income and comprehensive income is computed by multiplying the after-tax loss for the year ended December 31, 2017 by the percentage ownership in HTCC not directly attributable to us. For the years ended December 31, 2017, 2016, and 2015, the weighted average noncontrolling interest attributable to ownership interests in HTCC not directly attributable to us was 48%, 0%, and 0%, respectively.

B.	Liquidity and Capital Resources

Liquidity

Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations and otherwise operate on an ongoing basis. At December 31, 2017, we have a working capital of $30,044,263, compared to a working capital of $22,665,095 at December 31, 2016.

Our cash and cash equivalents balance at December 31, 2017 totaled $18,628,365, compared to $15,947,268 at December 31, 2016. During the year ended December 31, 2017, cash provided by operating activities was $3,002,240, cash used in investment activities was $4,865,819, and cash provided by financing activities was $3,660,157, and the positive effect of prevailing exchange rates on our cash position was $884,519. During the year ended December 31, 2016, cash provided by operating activities was $5,666,284, cash used in investment activities was $1,020,870, cash used in financing activities was $1,510,962, and the negative effect of prevailing exchange rates on our cash position was $811,033. During the year ended December 31, 2015, cash provided by operating activities was $5,956,771, cash used in investment activities amounted was $1,950,145, and cash provided by financing activities was $4,818,501, and the negative effect of prevailing exchange rates on our cash position was $298,288.

The increase of $2,681,097 in cash and cash equivalents from December 31, 2016 to December 31, 2017 was primarily due to proceeds of $3,780,490 borrowed from Bank of China and our increased net income, offset by capital expansion we initiated to expand current call centers and equip new call centers for the year ended December 31, 2017.

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

For 2017, we expect our main growth will be organic, from Taiying’s 18 call center locations. The demand for Taiying’s call center services appears to be strengthening, from which we expect to generate a positive cash flow. We are seeking to acquire potential target companies and expect to complete any acquisitions in the near future, which may be a more efficient way to expand our business. In the near future, additional amounts need to be used for facility improvements and expansion based on our current estimates of our facilities requirements that are necessary to support the anticipated growth of our business. In addition, we expect additional cash and cash equivalent will be occupied as working capital with the rapid growth of our revenue. We believe that we will be able to finance our acquisition plan, our working capital needs and planned facilities improvements and expansion for at least the next 12 months from cash generated from operations, borrowings under our revolving line of credit and the proceeds from our initial public offering.

To the extent demand for Taiying’s call center BPO services increases, we need to consider establishing or acquiring additional facilities in different cities to meet such increased demand. Since 2015, we set up Jiangxi Taiying Technology Co., Ltd., Beijing Taiying Technology Co., Ltd., Xinjiang Taiying Technology Co., Ltd., Zaozhuang Shenggu E-commerce Co., Ltd., Tai’an Juncheng Information Technology Co., Ltd., Sichuan Taiying Technology Co., Ltd, Baoding Taiying Information Technology Service Co., Ltd., Guangxi Taiying Information Technology Co., Ltd., and Global Telecare Services Limited. With the completion of our initial public offering in December 2015 and the sustained rapid growth in the last three years, we want to accelerate the expansion of our business by acquiring value-added target companies in the near future.

Our long-term future capital requirements will depend on many factors, including our level of revenue, the timing and extent of our spending to support the maintenance and growth of our operations, the expansion of our sales and the continued market acceptance of our services. As of December 31, 2017, we had a short term bank loan outstanding of $3,842,371, compared to $0 short term bank loan outstanding as of December 31, 2016. We also expect to continue to have significant capital requirements associated with the maintenance and growth of our operations, including the lease and build-out of additional facilities primarily to support an increase in the number of our customer service associates and the purchase of computer equipment and software, telecommunications equipment and furniture, fixtures and office equipment to support our operations. We expect to continue to incur additional costs associated with being a publicly traded company in the United States, primarily due to increased expenses that we incur to comply with the requirements of the Sarbanes-Oxley Act of 2002, as well as costs related to accounting and tax services, directors and officers insurance, legal expenses and investor and shareholder-related expenses. These additional long-term expenses may require us to seek other sources of financing, such as additional borrowings or public or private equity or debt capital. The availability of these other sources of financing will depend upon our financial condition and results of operations as well as prevailing market conditions, and may not be available on terms reasonably acceptable to us or at all.

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

We decided to finance WFOE by means of capital contributions. These capital contributions must be approved by the Ministry of Commerce or its local counterpart. In August 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular No. 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular No. 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such have not been used. Violation of SAFE Circular No. 142 could result in severe monetary or other penalties. Furthermore, SAFE promulgated a circular in November 2010, SAFE Circular No. 59, which requires the authenticity of settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the offering documents, or otherwise approved by our board. These two circulars may significantly limit our ability to effectively transfer the proceeds from future financing activities to Taiying. Further, we may not be able to convert the net proceeds into RMB to invest in or acquire any other PRC Companies in China, which may adversely affect our liquidity and our ability to fund and expand our business in China.

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

Capital Resources

The following table provides certain selected balance sheets comparisons as of December 31, 2017 and December 31, 2016:

	December 31,	December 31,	Increase
	2017	2016	(Decrease)%

Cash and cash equivalents	$18,628,365	$15,947,268	$2,681,097	17%
Accounts receivable, net	23,689,583	13,595,396	10,094,187	74%
Notes receivable	-	547,259	(547,259)	-100%
Notes receivable – related party, current	968,277	-	968,277	100%
Prepayments	1,277,149	504,780	772,369	153%
Due from related parties, net	219,051	248,866	(29,815)	-12%
Restricted cash	-	500,000	(500,000)	-100%
Other current assets	1,084,929	1,041,923	43,006	4%
Total current assets	45,867,354	32,385,492	13,481,862	42%
Cost method investments	3,688,676	-	3,688,676	100%
Notes receivable – related party, non-current	-	907,297	(907,297)	-100%
Property and equipment, net	6,067,338	4,360,976	1,706,362	39%
Deferred tax assets	313,463	69,864	243,599	349%
Total non-current assets	10,069,477	5,338,137	4,731,340	89%
Total assets	$55,936,831	$37,723,629	$18,213,202	48%

Short term loan	$3,842,371	$-	$3,842,371	100%
Accounts payable	495,177	664,838	(169,661)	-26%
Accounts payable - related parties	46,661	129,489	(82,828)	-64%
Accrued liabilities and other payables	4,724,823	3,603,471	1,121,352	31%
Deferred revenue	607,660	607,160	500	0%
Wages payable	5,565,078	2,885,735	2,679,343	93%
Income taxes payable	541,321	883,654	(342,333)	-39%
Due to related parties	-	446,050	(446,050)	-100%
Total current liabilities	15,823,091	9,220,397	6,602,694	72%
Total liabilities	$15,823,091	$9,220,397	$6,602,694	72%

We maintain cash and cash equivalents in China. At December 31, 2017 and 2016, bank deposits were as follows:

	December 31,	December 31,
Country	2017	2016
China	$17,334,930	$13,467,904
China (offshore bank account)	1,221,729	2,399,775
Total	$18,556,659	$15,867,679

The majority of our cash balances at December 31, 2017 are in the form of RMB stored in bank account of China. Cash held in banks (both mainland and offshore bank accounts) in the PRC is not insured. The value of cash on deposit in mainland China of $17,334,930 as of December 31, 2017 has been converted based on the exchange rate as of December 31, 2017. In 1996, the Chinese government introduced regulations, which relaxed restrictions on the conversion of the RMB; however restrictions still remain, including but not limited to restrictions on foreign invested entities. Foreign invested entities may only buy, sell or remit foreign currencies after providing valid commercial documents at only those banks authorized to conduct foreign exchanges. Furthermore, the conversion of RMB for capital account items, including direct investments and loans, is subject to PRC government approval. Chinese entities are required to establish and maintain separate foreign exchange accounts for capital account items. We cannot be certain Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the RMB, especially with respect to foreign exchange transactions. Accordingly, cash on deposit in banks in the PRC is not readily deployable by us for use outside of China.

Cash and cash equivalents

As of December 31, 2017, cash and cash equivalents were $18,628,365, which increased by $2,681,097 compared to $15,947,268 as of December 31, 2016. The following table sets forth certain items in our consolidated statements of cash flows for 2015, 2016 and 2017.

	For The Years Ended December 31,
	2017	2016	2015
Net cash provided by operating activities	$3,002,240	$5,666,284	$5,956,771
Net cash used in investing activities	(4,865,819)	(1,020,870)	(1,950,145)
Net cash provided by (used in) financing activities	3,660,157	(1,510,962)	4,818,501
Exchange rate effect on cash and cash equivalents	884,519	(811,033)	(298,288)
Net cash inflow	$2,681,097	$2,323,419	$8,526,839

Accounts Receivable

Account receivables as of December 31, 2017 was $23,689,583, an increase of $10,094,187 compared to a balance of $13,595,396 as of December 31, 2016. This increase resulted primarily from increases in the volume of services we provide.

Due from related parties

As of December 31, 2017, balances due from related parties were $219,051, a decrease of $29,815 compared to $248,866 at December 31, 2016. The amount owed to the Company by related party companies represents non-secured short-term loans obtained from the Company, which bear no interest and are due on demand.

Due from related parties consist of the following:

Name of Related Party	December 31, 2017	December 31, 2016
Beijing Taiying Anrui Holding Co., Ltd.	$-	$50,811
Chongqing Shenggu Human Resources Co., Ltd.	219,051	198,055
	$219,051	$248,866

Current assets

Current assets as of December 31, 2017 totaled $45,867,354, an increase of $13,481,862, or 42% from our December 31, 2016 balance. This increase primarily resulted from a $2,681,097 increase in cash and cash equivalents, a $10,094,187 increase in accounts receivable, a $968,277 increase in notes receivable from a related party, a $772,369 increase in prepayments, a $43,006 increase in other current assets, and offset by a $547,259 decrease in notes receivable from a third party, $500,000 decrease in restricted cash, and a $29,815 decrease in due from related parties.

Property and equipment, net

Property and equipment, net as of December 31, 2017 were $6,067,338, an increase of $1,706,362 compared to December 31, 2016. This increase primarily resulted from an increase of $3,037,106 in electronic equipment to support the growth of our operations, and an aggregate increase of $578,791 in other property and equipment, offset by the current depreciation.

Accrued liabilities and other payables

Accrued liabilities and other payables principally include network rental expense in the telecommunication industry, unpaid travel expense, bonus to employees, and professional service expense. The balance as of December 31, 2017 was $4,724,823, an increase of $1,121,352 compared to $3,603,471 as of December 31, 2016.

Wages payable

Wages payable as of December 31, 2017 was $5,565,078, an increase of $2,679,343 compared to $2,885,735 as of December 31, 2016. This increase resulted from the increased employees’ compensation with our expansion of operations for the year ended December 31, 2017.

Cash Provided By Operating Activities

Net cash provided by operating activities for the year ended December 31, 2017 totaled $3,002,240. The activities were mainly comprised of net income of $9,115,131, depreciation of $1,852,152, an increase in wages payable of $2,393,214, and an increase in accrued liabilities and other payables of $1,016,373 offset by an increase of $9,269,755 in accounts receivable, a decrease of $505,372 in accounts payable, an increase of $1,313,830 in prepayments, and a decrease of $386,825 in income taxes payable.

Net cash provided by operating activities for the year ended December 31, 2016 totaled $5,666,284. The activities were mainly comprised of an increase in accounts receivable of $5,561,722, an increase in prepayments of $767,516 and offset by our net income of $8,277,251, depreciation of $1,542,352, allowance for doubtful accounts of $805,870, an increase in wage payable of $277,335, and an increase in accrued liabilities and other payables of $454,572, and an increase in deferred revenue of $634,644.

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

The significant decrease in cash flows from our operating activities for the year ended December 31, 2017 compared to the year ended December 31, 2016 primarily resulted from our increase in account receivable and prepayments, the decrease in account payable, income taxes payable, and deferred revenue, offset by the increase in net income, depreciation, and wages payable.

The slight decrease in cash flows from our operating activities for the year ended December 31, 2016 compared to the year ended December 31, 2015 primarily resulted from our increased cash outflow in accounts receivable and prepayments, offset by increased net income.

Cash Used In Investing Activities

Net cash used in investing activities for the year ended December 31, 2017 totaled $4,865,819. The activities were primarily comprised of a $233,596 collection from a loan made to a third party company, $3,509,404 payment for cost method investments, $500,000 change in restricted cash due to release of the escrow deposit, and $2,082,719 purchase of property and equipment.

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

One of our primary uses of cash in our investing activities for each period is for our purchase of property and equipment, including information technology equipment, furniture, fixtures and leasehold improvements for expansion of available seats. We spent $1,603,944 more than in 2016 in purchasing property and equipment for the year ended December 31, 2017. In addition, for the year ended December 31, 2017, we paid cash of $3,509,404 to make investments in other companies for the first time in the past three years.

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

Cash Provided By (Used In) Financing Activities

For the year ended December 31, 2017, net cash provided by financing activities was $3,660,157, which primarily consisted of proceeds from a loan from Bank of China.

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

 The change in cash flow for our financing activities in the amount of $5,171,119 more for the year ended December 31, 2017 than the year ended December 31, 2016 was due to the borrowing of $3,780,490 from Bank of China and $0 repayment of bank loans in 2017, as compared to 2016.

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

The critical accounting policies summarized in this section are discussed in further detail in the notes to the audited consolidated financial statements appearing elsewhere in this annual report. Management believes that the application of these policies on a consistent basis enables us to provide useful and reliable financial information about our operating results and financial condition.

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

Noncontrolling Interest

Noncontrolling interest on the consolidated balance sheets resulted from the consolidation of HTCC, a 51% owned subsidiary starting from January 31, 2017. The portion of the income or loss applicable to the noncontrolling interest in subsidiaries is reflected in the consolidated statements of income and comprehensive income.

Fair Value of Financial Instruments

For certain of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, net, prepayments, other current assets, accounts payable, accrued liabilities and other payables, deferred revenue, wages payable, income taxes payable, and short term loan, the carrying amounts approximate their fair values due to the short maturities.

Cost Method Investments

The Company accounts for investments in equity securities of privately held companies where the Company’s level of ownership is such that it cannot exercise significant influence over the investee are stated at cost, adjusted for declines in fair value that are considered other than temporary. Fair value of the investments is estimated based on the income approach or other valuation techniques. In determining whether impairment is other-than-temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence that would be considered in this assessment includes, but is not limited to, the reasons for the impairment, the severity and duration of the impairment, and forecasted recovery. Any impairment is included in the consolidated statements of income and comprehensive income.

Foreign Currency Translation

The accompanying consolidated financial statements are presented in United States dollar (“$”), which is our reporting currency. The functional currency of China Customer Relations Centers, Inc. and CBPO is the United States dollar. The functional currency of our subsidiary and VIEs located in the PRC is the Renminbi (“RMB”). For the subsidiaries whose functional currencies are RMB, results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. The resulting translation adjustments are included in determining other comprehensive income. Transaction gains and losses are reflected in the consolidated statements of income and comprehensive income.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (ASC 606)” and issued subsequent amendments to the initial guidance or implementation guidance between August 2015 and November 2017 within ASU 2015-04, ASU 2016-08, ASU 2016-10, ASU 2016-12, ASU 2016-20, ASU 2017-13, and ASU 2017-14 (collectively, including ASU 2014-09, “ASC 606”). Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. ASC 606 is effective for fiscal years and interim periods within those years beginning after December 15, 2017, and early adoption is permitted for periods beginning after December 15, 2016. The Company elected to adopt the new standard effective January 1, 2018.

The guidance permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (modified retrospective method). The Company elected adopting the standard using the modified retrospective method in 2018. The Company has identified its revenue streams and assessed each for the impacts. The Company expects the adoption of Topic 606 will not have a material impact in the timing or amount of revenue recognized, including the presentation of revenues in the Company’s consolidated statements of income and comprehensive income.

In November 2015, the FASB issued ASU 2015-17, “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes”. The amendments in ASU 2015-17 eliminate the current requirement for organizations to present deferred tax liabilities and assets as current and noncurrent in a classified balance sheet. Instead, organizations will be required to classify all deferred tax assets and liabilities as noncurrent. The amendments in this ASU are effective for public business entities for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. The amendments may be applied prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Company adopted this amendment from January 1, 2017. The adoption did not have any impact on our consolidated financial statements and related disclosures other than reclassification of current deferred tax items to non-current for all periods presented.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)”. Under ASU 2016-02, lessees will be required to recognize all leases (with the exception of short-term leases) at the commencement date including a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use (ROU) asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Lessees (for capital and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees may not apply a full retrospective transition approach.

The standard will be effective for the Company beginning January 1, 2019, with early adoption permitted. The Company plans to adopt the standard effective January 1, 2019 on a modified retrospective basis. The Company anticipates this standard will have a material impact on the Company’s consolidated balance sheets. However, the Company does not expect adoption will have a material impact on the consolidated statements of income and comprehensive income. While the Company is continuing to assess potential impacts of the standard, the Company currently expects the most significant impact will be the recognition of ROU assets and lease liabilities for the ongoing leases.

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

The following table summarizes our contractual obligations as of December 31, 2017, and the effect these obligations are expected to have on our liquidity and cash flows in future periods:

Contractual obligations	Total	1 year	2-3 years	4-5 years	5 years and thereafter
Operating leases	$11,734,193	$3,422,189	$4,564,728	$2,499,710	$1,247,566
Total	$11,734,193	$3,422,189	$4,564,728	$2,499,710	$1,247,566

G.	Safe Harbor.

See “Forward-Looking Statements.”

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management.

MANAGEMENT

The following table sets forth our executive officers and directors, their ages and the positions held by them:

Name	Age	Position	Appointed
Gary Wang(1) (2)	51	Chief Executive Officer, Chairman of the Board and Director	2014
David Wang(1) (2)	47	Chief Financial Officer, Director	2014
Guoan Xu(1) (2)	43	Vice President, Director	2014
Tao Bai	41	Vice President	2017
Tianjun Zhang(1) (4) (5) (6) (7)	46	Director	2015
Weixin Wang(1) (3) (6) (7)	48	Director	2014
Jie Xu(1) (4) (5)	46	Director	2014
Owens Meng(1) (3) (5) (6) (7)	41	Director	2014

(1)	The individual’s business address is c/o Taiying, 1366 Zhongtianmen Dajie, Xinghuo Science and Technology Park, High-tech Zone, Taian City, Shandong Province, People’s Republic of China 271000.

(2)	Class III director whose term expires at the 2019 annual meeting of shareholders.

(3)	Class II director whose term expires at the 2018 annual meeting of shareholders.

(4)	Class I director whose term expires at the 2020 annual meeting of shareholders.

(5)	Member of audit committee.

(6)	Member of compensation committee.

(7)	Member of nominating committee.

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

Tao Bai. Mr. Bai joined Taiying in 2015 as the manager and has served as Vice President of CCRC since 2017 with his focus on sales and marketing for the company. Prior to joining the company, Mr. Bai was the Vice President of YonyouTelecom from 2013 to 2015. Between 2002 and 2013, Mr. Bai worked for China Mobile Beijing Branch as a manager specializing in call center management, marketing, and human resources. Mr. Bai holds a master degree in automation from Tsinghua University.

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

In 2017, we paid an aggregate of approximately $1,576,000 U.S. dollars in cash as salaries bonuses and fees to our senior executives and officers named in this annual report. Other than salaries, fees and share incentives, we do not otherwise provide pension, retirement or similar benefits to our officers and directors.

Director Compensation

All directors hold office until the next annual meeting of shareholders at which their respective class of directors is re-elected and until their successors have been duly elected and qualified. There are no family relationships among our directors or executive officers. Officers are elected by and serve at the discretion of the Board of Directors. Employee directors do not receive any compensation for their services. Independent directors are entitled to receive $20,000 per year for serving as directors and may receive stock, option or other equity-based incentives to our directors for their service. The following table presents information regarding the compensation of our independent directors for fiscal 2017. Compensation for our Chief Executive Officer, Gary Wang, Chief Financial Officer, David Wang and Guoan Xu are Vice President is reflected above in the Summary Compensation Table rather than below.

Summary Director Compensation Table FY 2017

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

The directors are divided into three classes, as nearly equal in number as the then total number of directors permits. Class I directors shall face re-election at our annual general meeting of shareholders in 2020 and every three years thereafter. Class II directors shall face re-election at our annual general meeting of shareholders in 2018 and every three years thereafter. Class III directors shall face re-election at our annual general meeting of shareholders in 2019 and every three years thereafter.

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

Our Employees

As of December 31, 2017, we had approximately 8,545 full-time employees and approximately 3,305 part-time employees and interns. Our senior management and many of our employees have had prior experience in the call center industry.

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

Employment Agreements

Under Chinese laws, there are some situations where we can terminate employment agreements without paying economic compensation, such as the employer maintains or raises the employment conditions but the employee refuses to accept the new employment agreement, when the employment agreement is scheduled to expire, the employee is retired in accordance with laws or the employee is dead, declared dead or has disappeared. For termination of employment in absence of legal cause we are obligated to pay the employee two-month’s salary for each year we have employed the employee. We are, however, permitted to terminate an employee for cause without paying economic compensation, such as when the employee has committed a crime, being proved unqualified for recruitment during the probation period, seriously violating the rules and regulations of the employer, or the employee’s actions or inactions have resulted in a material adverse effect to us.

Our employment agreements with our executive officers generally provide for a term of three years, provided that either party may terminate the agreement on 60 days notice and a salary to be paid monthly, subject to certain limitations. The agreements also provide that the executive officers are to work an average of 40 hours per week and are entitled to all legal holidays as well as other paid leave in accordance with Chinese laws and regulations and our internal work policies. Under such agreements, our executive officers may be terminated for cause without further compensation. During the agreement and for three years afterward, our executive officers are required to keep trade secrets confidential.

The contracts that we have entered into with executive officers include the following:

Gary Wang

We entered into an employment agreement with Mr. Wang, effective March 1, 2017, providing for Mr. Wang to serve as the Company’s Chief Executive Officer. Under the terms of Mr. Wang’s employment agreement, Mr. Wang is, among other matters, to take overall responsibility for the operational management and financial management of the Company in compliance with all applicable laws and devote a minimum of forty hours per week to our business and affairs and in return will be entitled to the following:

●	Annual compensation of RMB1,800,000 (approximately $277,000); and

●	Reimbursement of reasonable expenses.

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

David Wang

We entered into an employment agreement with Mr. Wang, effective March 1, 2017, providing for Mr. Wang to serve as our Chief Financial Officer. Under the terms of Mr. Wang’s employment agreement, Mr. Wang is, among other matters, to oversee all financial and operational controls and metrics within the organization in accordance with industry rules and devote a minimum of forty hours per week to our business and affairs and in return will be entitled to the following:

●	Annual compensation of RMB1,200,000 (approximately $185,000); and

●	Reimbursement of reasonable expenses.

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

Guoan Xu

We entered into an employment agreement with Mr. Xu, through Taiying, effective March 1, 2017, providing for Mr. Xu to serve as our Vice President. Under the terms of Mr. Xu’s employment agreement, Mr. Xu is, among other matters, to take respective responsibility for the operation and management of us in accordance with industry rules and devote a minimum of forty hours per week to our business and affairs and in return will be entitled to the following:

●	Annual compensation of RMB1,080,000 (approximately $166,000); and

●	Reimbursement of reasonable expenses.

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

Tao Bai

We entered into an employment agreement with Mr. Bai, effective March 1, 2017, providing for Mr. Bai to serve as our Vice President. Under the terms of Mr. Bai’s employment agreement, Mr. Bai is, among other matters, act as our Vice President in accordance with industry rules and devote a minimum of forty hours per week to our business and affairs and in return will be entitled to the following:

●	Annual compensation of RMB1,080,000 (approximately $166,000); and

●	Reimbursement of reasonable expenses.

Mr. Bai will be eligible to receive an annual bonus with a target payout up to 150% of his base salary, subject to achieving Company and individual performance goals established by the Company’s Compensation Committee. Mr. Bai’s employment agreement is for an initial term of thirty-six months, renewable for an additional twenty-four months unless either party terminates it in writing at least sixty days before the expiration of the initial term.

Additionally, Mr. Bai’s employment agreement provides for confidentiality and nondisclosure provisions, whereby Mr. Bai is required to keep trade secrets confidential during the course of his employment and for a period of thirty-six months following the termination of his employment. His employment contract also contains a non-compete clause for a duration of twenty-four months following his employment.

E.	Share Ownership.

The following tables set forth certain information with respect to the beneficial ownership of our common shares as of April 27, 2018, for:

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

Applicable percentage ownership is based on 18,329,600 common shares outstanding at April 27, 2018. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o China Customer Relations Centers, Inc., 1366 Zhongtianmen Dajie, Xinghuo Science and Technology Park, High-tech Zone, Taian City, Shandong Province, People’s Republic of China 271000.

	Beneficial Ownership (1)
Name of Beneficial Owner	Common Shares	Percentage
Gary Wang (2) (5)	3,958,763	21.6%
David Wang (3) (5)	1,069,936	5.8%
Guoan Xu (4) (5)	122,400	*
Tao Bai (4)	0	0
Weixin Wang (5)	0	0
Jie Xu (5)	0	0
Tianjun Zhang (5)	0	0
Owens Meng (5)	0	0
All directors and executive officers as a group	5,151,099	28.1%

*	Less than 1%.
(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common shares or the power to receive the economic benefit of the common shares.
(2)	Chairman and Chief Executive Officer
(3)	Chief Financial Officer
(4)	Vice President
(5)	Director

Share Option Pool

We intend to establish a pool for share options for our employees. This pool will contain options to purchase our common shares equal to ten percent (10%) of the number of common shares. Currently, this pool will contain options to purchase up to 1,832,960 of our common shares subject to outstanding share options.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders.

The following tables set forth certain information with respect to the beneficial ownership of our common shares as of April 27, 2018, for:

●	each shareholder known by us to be the beneficial owner of more than 5% of our outstanding common shares.

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

Applicable percentage ownership is based on 18,329,600 common shares outstanding at April 27, 2018. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o China Customer Relations Centers, Inc., 1366 Zhongtianmen Dajie, Xinghuo Science and Technology Park, High-tech Zone, Taian City, Shandong Province, People’s Republic of China 271000.

	Beneficial Ownership (1)
Name of Beneficial Owner	Common Shares	Percentage
Qingmao Zhang	1,174,000	6.4%
5% or greater beneficial owners as a group	1,174,000	6.4%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common shares or the power to receive the economic benefit of the common shares.

B.	Related Party Transactions.

The related parties had transactions for the years ended December 31, 2017, 2016 and 2015 consist of the following:

Name of Related Party	Nature of Relationship
Guoan Xu	Shareholder, Director and Vice President

Beijing Taiying Anrui Holding Co., Ltd. (“Beijing Taiying”)	Sole Shareholder

Shandong Luk Information Technology Co., Ltd. (“Shandong Luk”)	Controlled by the brother of Gary Wang

Chongqing Shenggu Human Resources Co., Ltd.	Controlled by Beijing Taiying

Chongqing Taiying Shiye Development Co., Ltd. (“Shiye”)	David Wang being a 5% shareholder

Beijing Jiate Information Technology Co., Ltd. (“Jiate”)	Noncontrolling shareholder of HTCC

Jiangsu Sound Valley Human Resource Management Co., Ltd. (“JSVH”)	Controlled by Gary Wang

Notes receivable from related party

Shiye, a company in which David Wang owns 5% of the equity interest, borrowed $1,130,765 from the Company for a construction project in the year ended December 31, 2013. The receivable bears no interest and is due on demand. During the year ended December 31, 2014, Shiye repaid $113,901 to the Company.

On April 10, 2018, the Company and Shiye entered into an agreement, pursuant to which Shiye agreed to settle the remaining outstanding balance due to the Company before December 31, 2018.

As of December 31, 2017 and 2016, the receivable from Shiye was presented as notes receivable – related party, current and notes receivable – related party, non-current, in the amount of $968,277 and $907,297, respectively, in the consolidated balance sheets.

The receivable balance due from Jiate was $125,687 as of December 31, 2015. The balance was fully settled during the year ended December 31, 2016 by a repayment of $40,011 and payment of expense made by Jiate on behalf of the Company in the amount of $82,794. The Company did not make any advance to Jiate in the year ended December 31, 2017.

Revenues from related party

The Company was the subcontractor of Shandong Luk. The Company did not generate any related party revenues from Shandong Luk for the years ended December 31, 2017, 2016, and 2015. The accounts receivable from Shandong Luk was $353,513 as of December 31, 2015. During the year ended December 31, 2016, the Company decided to reserve an allowance for all outstanding receivable balance from Shandong Luk as the Company does not expect to collect from Shandong Luk within a reasonable period of time.

Services provided by related parties

The Company subcontracted projects to Shandong Luk and Shandong Luk provided services in the amount of $67,440, $485,304, and $892,595 for the years ended December 31, 2017, 2016, and 2015, respectively, which were included in the cost of revenues. As of December 31, 2017 and 2016, the balance owed to Shandong Luk was $0 and $17,659, respectively.

Jiate acts as an intermediary agent and receives commission for referring customers to HTCC. Jiate charged the Company $193,142 and $188,319 for the customers it referred to the Company during the years ended December 31, 2017 and 2016, which was included in selling, general and administrative expenses. As of December 31, 2017 and 2016, the balance owed to Jiate was $46,661 and $111,830, respectively.

JSVH and Beijing Taiying provided service to the Company in the amount of $42,060 and $108,453, respectively, during 2017. The expense from which were included in selling, general and administrative expenses. As of December 31, 2017 and 2016, the balance owed to JSVH and Beijing Taiying were $0.

Due from related parties

Due from related parties consist of the following:

Name of Related Party	December 31, 2017	December 31, 2016
Beijing Taiying Anrui Holding Co., Ltd.	$-	$50,811
Chongqing Shenggu Human Resources Co., Ltd.	219,051	198,055
	$219,051	$248,866

The amount owed to the Company by related party companies represents non-secured short-term loans obtained from the Company, which bears no interest and was due on demand.

The Company provided a loan of $18,210 to Beijing Taiying during the year ended December 31, 2016. During the year ended December 31, 2017, Beijing Taiying provided service to the Company in the amount of $108,453. Out of the services provided, Beijing Taiying and the Company agreed to use $52,215 to settle balance Beijing Taiying owed to the Company as of December 31, 2017 in full.

The Company provided a loan of $7,400, $0, and $0 to Chongqing Shenggu Human Resources Co., Ltd. during the year ended December 31, 2017, 2016, and 2015, respectively.

The receivable balance due from Shandong Luk was $448,339 as of December 31, 2015. During the year ended December 31, 2016, the Company decided to record an allowance for all outstanding receivable balance from Shandong Luk, included in due from related parties, as the Company does not expect to collect from Shandong Luk within a reasonable period of time.

Due to related parties

The balance of due to related parties was $0 and $446,050 as of December 31, 2017 and 2016, respectively.

For the years ended December 31, 2017, 2016, and 2015, Guoan Xu paid expenses on behalf of the Company in the amount of $0, $1,746, and $0, respectively, and the Company made repayment to Guoan Xu in the amount of $1,717, $0, and $0, respectively. As of December 2017 and 2016, the balance owed to Guoan Xu was $0 and $1,670, respectively.

For the years ended December 31, 2017, 2016, and 2015, the Company purchased property and equipment through Jiate in the amount of $15,539, $238,353, and $0, respectively, and borrowed $0, $0, $19,841, respectively, from Jiate; Jiate also paid operating expenses on behalf of the Company in the amount of $0, $23,094, and $0, respectively. The Company made repayment to Jiate in the amount of $472,197, $0, $0 during the years ended December 31, 2017, 2016, and 2015, respectively.

As of December 2017 and 2016, the balance owed to Jiate was $0 and $444,380, respectively.

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

	Price per share of common shares:
	High	Low
Annual highs and lows
Fiscal year 2016	$22.00	$5.54
Fiscal year 2017	$19.32	$11.59

Quarterly highs and lows
First quarter 2016	$10.80	$5.65
Second quarter 2016	$12.68	$5.54
Third quarter 2016	$16.38	$9.66
Fourth quarter 2016	$22.00	$10.98
First quarter 2017	$19.32	$11.83
Second quarter 2017	$17.70	$12.90
Third quarter 2017	$17.41	$12.56
Fourth quarter 2017	$18.80	$11.59
First quarter 2018	$23.40	$10.75
Second quarter 2018 (through April 27, 2018)	$19.28	$13.80

Monthly highs and lows
November 2017	$15.66	$11.93
December 2017	$18.80	$13.91
January 2018	$23.40	$14.48
February 2018	$15.31	$10.75
March 2018	$17.10	$11.79
April 2018 (through April 26, 2018)	$19.28	$13.80

B.	Plan of distribution.

Not applicable for annual reports on Form 20-F.

C.	Markets.

Our common shares are listed on the NASDAQ Capital Market under the symbol “CCRC.”

D.	Selling shareholders.

Not applicable for annual reports on Form 20-F.

E.	Dilution.

Not applicable for annual reports on Form 20-F.

F.	Expense and issue.

Not applicable for annual reports on Form 20-F.

Item 10. Additional Information

A.	Share Capital.

Not applicable for annual reports on Form 20-F.

B.	Memorandum and Articles of Association.

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

Circular 19 & Circular 16. On March 30, 2015, SAFE issued the Circular Concerning the Reform of the Administration of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or Circular 19, which became effective on June 1, 2015. Circular 19 regulates the conversion of foreign currency capital funds into RMB by a foreign-invested enterprise, and limits how the converted RMB may be used.

Furthermore, SAFE promulgated a circular on June 9, 2016, Circular on Reforming and Regulating Policies on the Administration over Foreign Exchange Settlement under Capital Accounts, or Circular 16, which further revises several clauses in Circular 19. Both Circular 19 and Circular 16 regulate that foreign exchange incomes of a domestic enterprise under their capital account shall not be used in the ways stated below:

●	For expenditures that are forbidden by relevant laws and regulations, or for purposes which are not included in the business scope approved by relevant government authority;

●	For direct or indirect securities investments within China, or for any other kinds of investments except banks’ principal-guaranteed wealth-management products, unless otherwise prescribed by other laws and regulations;

●	For issuing RMB entrusted loans directly or indirectly (except those included in the business scope), or for repaying inter-enterprise loans (including advances by the third party), or for repaying bank loans which has been on-lent to third parties;

●	For issuing RMB loans to non-affiliated enterprises, unless expressly permitted in the business scope;

●	For purchasing or constructing real estate which is not for personal use, in addition to those real estate enterprises.

In addition, SAFE supervises the flow and use of those RMB capital converted from foreign currency capital funds of a foreign-invested company by further focusing on ex post facto supervisions and violations, and the use the net proceeds from our initial public to invest in or acquire any other Chinese companies in China is subject to the provisions under both Circular 19 and Circular 16.

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

WE URGE POTENTIAL PURCHASERS OF OUR SHARES TO CONSULT THEIR OWN TAX
ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX
CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR SHARES.

PRC Enterprise Income Tax

According to the Enterprise Income Tax Law of PRC (the “EIT Law”), which was promulgated on March 16, 2007 and became effective on January 1, 2008 and last amended on February 24, 2017, the income tax for both domestic and foreign-invested enterprises is at a uniform rate of 25%, unless they qualify for certain exceptions. The Regulation on the Implementation of Enterprise Income Tax Law of the PRC (the “EIT Rules”) was promulgated on December 6, 2007 and became effective on January 1, 2008.

On April 14, 2008, the Chinese Ministry of Science and Technology, Ministry of Finance and State Administration of Taxation enacted the Administrative Measures for Certifying High and New Technology Enterprises, which retroactively became effective on January 1, 2008 and amended on January 1, 2016. Under the EIT Law, certain qualified high-tech companies may benefit from a preferential tax rate of 15% if they own their core intellectual properties and are classified into certain industries strongly supported by the Chinese government and set forth by certain departments of the Chinese State Council. Taiying was granted the high and new technology enterprise (“HNTE”) qualification valid for three years starting from June 12, 2009 and successfully renewed the qualification in 2012 and 2015, which is valid through December 10, 2018. Further, the following subsidiaries were granted the HNTE qualifications and entitled to a preferential EIT rate of 15% valid for three years: Central BPO starting from December 5, 2016, JTTC from November 30, 2016, SCBI from December 15, 2016, JCBI from November 30, 2016, HTCC from October 27, 2017, and JXTT from November 15, 2016. There can be no assurance, however, that Taiying and its subsidiaries will continue to meet the qualifications for such a reduced tax rate. In addition, there can be no guaranty that relevant governmental authorities will not revoke Taiying’s “high and new technology enterprise” status in the future.

On April 6, 2012, State Administration of Taxation circulated the Announcement on Enterprise Income Tax Regarding Further Implementing the Western China Development Strategy, effective retroactively on January 1, 2011. Pursuant to the Announcement, an enterprise with over 70% of its annual revenues generated from businesses listed in the Catalogue of Industries Encouraged to Develop in the Western Region will be granted a preferential tax rate of 15%. XTTC was granted a preferential EIT rate of 15% for 2017 valid through 2020 for its BPO business conducted in the western region of China. There can be no assurance, however, that XTTC will continue to meet the qualifications for such a reduced tax rate.

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

Further, the SAT issued a bulletin on August 3, 2011 to provide more guidance on the implementation of Circular 82, or Bulletin 45. Bulletin 45 clarifies certain matters relating to resident status determination, post-determination administration and competent tax authorities. The SAT then issued a bulletin on January 29, 2014, which further provides that, among other things, an entity that is classified as a “resident enterprise” in accordance with Circular 82 shall file the application for classifying its status of residential enterprise with the local tax authorities where its main domestic investors are registered. Form the year in which the entity is determined to be a “resident enterprise,” any dividend, profit and other equity investment gain shall be taxed in accordance with the enterprise income tax law and its implementing rules. A resident enterprise would have to pay a withholding tax at a rate of 10% when paying dividends to its non-PRC shareholders.

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

PRC Value-Added Tax (“VAT”)

The Provisional Regulations of the PRC on Value-added Tax were promulgated by the State Council on December 13, 1993 and came into effect on January 1, 1994 which were subsequently amended on November 10, 2008 and February 6, 2016. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax was promulgated by the Ministry of Finance on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011, or collectively, VAT Law. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax, or Order 691. According to the VAT Law and Order 691, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of VAT. The VAT tax rates generally applicable are simplified as 17%, 11%, 6% and 0%, and the VAT tax rate applicable to the small-scale taxpayers is 3%. According to Circular of the Ministry of Finance and the State Administration of Taxation on the Fully Carrying out the Pilot Collection of Value-added Tax in Lieu of Business Tax (“Circular 36”) promulgated at March 23, 2016, the rate of VAT is 6% for value-added telecommunications services.

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

Passive Foreign Investment Company

Based on our current operations and the composition of our income and assets, we are not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year ending December 31, 2016. Our actual PFIC status for the current taxable years ending December 31, 2017 will not be determinable until after the close of such taxable years and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year. PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

Not Applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our main interest rate exposure relates to bank borrowings. We manage our interest rate exposure with a focus on reducing our overall cost of debt and exposure to changes in interest rates. In 2017, we had $0.89 million weighted average outstanding bank loans, with weighted average effective interest rate of 0.19%. In the year 2016, we had $0.773 million weight average outstanding bank loans, with weighted average effective interest rate of 7%.

As of December 31, 2017, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, profit attributable to equity owners of our company would have been RMB259,629 ($38,424) lower/higher, respectively, mainly as a result of higher/lower interest income from our cash and cash equivalents and loan receivables.

As of December 31, 2016, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, profit attributable to equity owners of our company would have been RMB51,173 ($7,703) lower/higher, respectively, mainly as a result of higher/lower interest income from our cash and cash equivalents and loan receivables.

Foreign Exchange Risk

Our functional currency is the RMB, and our financial statements are presented in U.S. dollar. The RMB appreciated against the U.S. dollar by 6.3% in 2017 and depreciated against the U.S. dollar by 7.0% in 2016. The change in the value of RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operation.

Currently, our assets, liabilities, revenues and costs are denominated in RMB and in U.S. dollars. Our exposure to foreign exchange risk will primarily relate to those financial assets denominated in U.S. dollars. Any significant revaluation of RMB against U.S. dollar may materially affect our earnings and financial position, and the value of, and any dividends payable on, our common shares in U.S. dollars in the future.

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

As of December 31, 2017 (the “Evaluation Date”), the company carried out an evaluation, under the supervision of and with the participation of management, including the company’s chief executive officer and chief financial officer, of the effectiveness of the design and operation of the company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based on the foregoing, the chief executive officer and chief financial officer concluded that as of the Evaluation Date the company’s disclosure controls and procedures were effective and designed to ensure that all material information required to be included in our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and to ensure that information required to be disclosed is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decision regarding required disclosure.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2017. In making this assessment, management used the framework set forth in the report Internal Control – Integrated framework issued in 2013 by the Committee of Sponsoring Organization of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (1)the control environment, (2)risk assessment,(3)control activities, (4)information and communication and (5)monitoring.

Based on that evaluation, management concluded that these controls were effective at December 31, 2017.

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

Audit Fees

During fiscal 2017 and 2016, MaloneBailey, LLP’s fees for the annual audit of our financial statements and the periodic reviews of the financial statements were $275,000 and $275,000, respectively.

Audit-Related Fees

The company did not pay MaloneBailey, LLP for audit-related fees in fiscal 2017 or 2016.

Tax Fees

The company has not paid MaloneBailey, LLP for tax services in fiscal 2017 or 2016.

All Other Fees

The company has not paid MaloneBailey, LLP for any other services in fiscal 2017 or 2016.

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

Item 16D. Exemptions form the Listing Standards for the Audit Committee

Not Applicable.

Item 16E. Purchase of Equity Securities by the Issuer and the Affiliated Purchasers

Neither the company nor any affiliated purchaser has purchased any shares or other units of any class of the company’s equity securities registered by the company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended December 31, 2017.

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

In order to qualify for the exemption set forth in Rule 5615(a)(3), we must promptly notify NASDAQ of our intention to utilize our home country practice of the British Virgin Islands by providing NASDAQ a written statement from independent counsel licensed in the British Virgin Islands. The written statement provided to NASDAQ must state that the British Virgin Islands does not have an equivalent to NASDAQ’s 20% rule and that our current practice is both legal and an accepted business practice in the British Virgin Islands. We have not determined whether we will follow our home practice of not obtaining shareholder approval prior to entering into a transaction with the potential to issue securities as described above. Therefore, currently there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq rules.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements

The consolidated financial statements of China Customer Relations Centers, Inc. are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit No.	Description of Exhibit

1.1	Memorandum and Articles of Association (1)

2.1	Specimen Common Share Certificate (1)

4.1	Translation of Shareholder’s Voting Proxy Agreement (1)

4.2	Translation of Entrusted Management Agreement (1)

4.3	Translation of Exclusive Option Agreement (1)

4.4	Translation of Pledge of Equity Agreement (1)

4.5	Employment Agreement of Gary Wang (2)

4.6	Employment Agreement of David Wang (2)

4.7	Employment Agreement of GuoanXu (2)

4.8	Employment Agreement of Tao Bai

8.1	List of Subsidiaries

11.1	Code of Ethics (1)

12.1	Certification of the Chief Executive Officer of China Customer Relations Centers, Inc. pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer of China Customer Relations Centers, Inc. pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	2014 Share Incentive Plan (1)

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Labels Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

(1)	Filed as an exhibit to the China Customer Relations Centers, Inc.’s Registration Statement on Form S-1, as amended on Form F-1 (Registration No. 333-199306) initially filed on October 14, 2014 and hereby incorporated by reference.
(2)	Filed as an exhibit to China Customer Relations Centers, Inc.’s 2016 Annual Report on Form 20-F, filed on April 28, 2017 and hereby incorporated by reference.

SIGNATURES

The registrant hereby certifies that is meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA CUSTOMER RELATIONS CENTERS, INC.

By:	/s/ GARY WANG
Gary Wang
Chief Executive Officer

Date: April 27, 2018

CHINA CUSTOMER RELATIONS CENTERS, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

China Customer Relations Centers, Inc. and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of China Customer Relations Centers, Inc. and Subsidiaries (collectively, the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ MaloneBailey, LLP

www.malonebailey.com

We have served as the Company’s auditor since 2014.

Houston, Texas

April 27, 2018

CHINA CUSTOMER RELATIONS CENTERS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2017	2016

ASSETS
Cash and cash equivalents	$18,628,365	$15,947,268
Accounts receivable, net	23,689,583	13,595,396
Notes receivable	-	547,259
Notes receivable – related party, current	968,277	-
Prepayments	1,277,149	504,780
Due from related parties, net	219,051	248,866
Restricted cash	-	500,000
Other current assets	1,084,929	1,041,923
Total current assets	45,867,354	32,385,492
Cost method investments	3,688,676	-
Notes receivable - related party, non-current	-	907,297
Property and equipment, net	6,067,338	4,360,976
Deferred tax assets	313,463	69,864
Total non-current assets	10,069,477	5,338,137
Total assets	$55,936,831	$37,723,629

LIABILITIES AND EQUITY
Short term loan	$3,842,371	$-
Accounts payable	495,177	664,838
Accounts payable - related parties	46,661	129,489
Accrued liabilities and other payables	4,724,823	3,603,471
Deferred revenue	607,660	607,160
Wages payable	5,565,078	2,885,735
Income taxes payable	541,321	883,654
Due to related parties	-	446,050
Total current liabilities	15,823,091	9,220,397
Total liabilities	15,823,091	9,220,397
Equity
Common shares, $0.001 par value, 100,000,000 shares authorized, 18,329,600 shares issued and outstanding as of December 31, 2017 and 2016	18,330	18,330
Additional paid-in capital	11,202,396	11,178,774
Retained earnings	25,292,402	17,226,261
Statutory reserves	2,597,031	2,067,835
Accumulated other comprehensive income (loss)	80,868	(1,987,968)
Total China Customer Relations Centers, Inc. shareholders’ equity	39,191,027	28,503,232
Noncontrolling interest	922,713	-
Total equity	40,113,740	28,503,232
Total liabilities and equity	$55,936,831	$37,723,629

The accompanying notes are an integral part of these consolidated financial statements

CHINA CUSTOMER RELATIONS CENTERS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For The Years Ended December 31,
	2017	2016	2015

Revenues, net	$88,971,787	$72,731,706	$59,350,721
Cost of revenues	65,562,563	53,098,552	46,891,617
Gross profit	23,409,224	19,633,154	12,459,104
Operating expenses:
Selling, general & administrative expenses	14,766,524	11,082,106	7,259,279
Total operating expenses	14,766,524	11,082,106	7,259,279
Income from operations	8,642,700	8,551,048	5,199,825
Interest expense	(1,609)	(50,383)	(278,363)
Government grants	1,885,340	801,125	1,027,581
Other income	175,995	479,387	225,306
Other expense	(331,641)	(55,003)	(124,473)
Total other income	1,728,085	1,175,126	850,051
Income before provision for income taxes	10,370,785	9,726,174	6,049,876
Income tax provision	1,255,654	1,448,923	1,275,633
Net income	9,115,131	8,277,251	4,774,243
Less: net income attribute to noncontrolling interest	341,672	-	-
Net income attribute to China Customer Relations Center, Inc.	$8,773,459	$8,277,251	$4,774,243

Comprehensive income
Net income	$9,115,131	$8,277,251	$4,774,243
Foreign currency translation adjustment	2,141,796	(1,537,534)	(684,590)
Total comprehensive income	11,256,927	6,739,717	4,089,653
Less: Comprehensive income attributable to noncontrolling interest	401,324	-	-
Comprehensive income attributable to China Customer Relations Centers, Inc.	$10,855,603	$6,739,717	$4,089,653

Earnings per share attributable to China Customer Relations Centers, Inc.
Basic	$0.48	$0.45	$0.30
Diluted	$0.48	$0.45	$0.30
Weighted average common shares outstanding
Basic	18,329,600	18,329,600	16,015,079
Diluted	18,329,600	18,329,600	16,015,079

The accompanying notes are an integral part of these consolidated financial statements

CHINA CUSTOMER RELATIONS CENTERS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Number of Shares	Common Stock	Additional Paid-in Capital	Statutory Reserves	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest	Total
Balance, January 1, 2015	15,929,600	$15,930	$2,684,150	$781,731	$5,460,871	$234,156	$-	$9,176,838
Net income					4,774,243			4,774,243
Issuance of common shares for cash	2,400,000	2,400	8,494,624					8,497,024
Foreign currency translation adjustment						(684,590)		(684,590)
Transfer to reserve				506,886	(506,886)			-
Balance, December 31, 2015	18,329,600	$18,330	$11,178,774	$1,288,617	$9,728,228	$(450,434)	$-	$21,763,515
Net income					8,277,251			8,277,251
Foreign currency translation adjustment						(1,537,534)		(1,537,534)
Transfer to reserve				779,218	(779,218)			-
Balance, December 31, 2016	18,329,600	$18,330	$11,178,774	$2,067,835	$17,226,261	$(1,987,968)	$-	$28,503,232
Net income					8,773,459		341,672	9,115,131
Foreign currency translation adjustment						2,082,144	59,652	2,141,796
Contribution from non-controlling investor			23,622		(178,122)	(13,308)	521,389	353,581
Transfer to reserve				529,196	(529,196)			-
Balance, December 31, 2017	18,329,600	$18,330	$11,202,396	$2,597,031	$25,292,402	$80,868	$922,713	$40,113,740

The accompanying notes are an integral part of these consolidated financial statements

CHINA CUSTOMER RELATIONS CENTERS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For The Years Ended December 31,
	2017	2016	2015
Cash flows from operating activities
Net income	$9,115,131	$8,277,251	$4,774,243
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,852,152	1,542,352	1,340,961
Allowance for doubtful accounts	429,803	805,870	-
Loss on disposal of property and equipment	2,416	-	-
Deferred income taxes	(230,043)	(84,067)	(172,000)
Changes in assets and liabilities:
Accounts receivable	(9,269,755)	(5,561,722)	(2,499,956)
Due from related parties, net	-	-	(114,670)
Due to related parties	-	-	(2,394)
Prepayments	(1,313,830)	(767,516)	(447,311)
Other current assets	25,925	(63,669)	191,536
Accounts payable	(505,372)	193,639	113,033
Accounts payable - related parties	(88,136)	25,276	-
Wages payable	2,393,214	277,335	908,720
Income taxes payable	(386,825)	(67,681)	586,931
Deferred revenue	(38,813)	634,644	-
Accrued liabilities and other payables	1,016,373	454,572	1,277,678
Net cash provided by operating activities	3,002,240	5,666,284	5,956,771
Cash flows from investing activities
Purchase of property and equipment	(2,082,719)	(478,775)	(1,614,696)
Change of restricted cash	500,000	-	(500,000)
Proceeds from sale of property and equipment	108	-	-
Payments for cost method investments	(3,509,404)	-	-
Loan to third party	-	(563,896)	-
Repayments from third party	233,596	-	-
Advances to related parties	(7,400)	(18,210)	(930,536)
Repayments from related parties	-	40,011	1,095,087
Net cash used in investing activities	(4,865,819)	(1,020,870)	(1,950,145)
Cash flows from financing activities
Proceeds from issuances of common shares	-	-	8,497,024
Contribution from noncontrolling investor in subsidiary	353,581	-	-
Repayments to related parties	(473,914)	-	-
Borrowings of short term loan	3,780,490	-	3,800,367
Repayments of short term loans	-	(1,510,962)	(7,478,890)
Net cash provided (used in) by financing activities	3,660,157	(1,510,962)	4,818,501
Effect of exchange rate changes on cash and cash equivalents	884,519	(811,033)	(298,288)
Net change in cash and cash equivalents	2,681,097	2,323,419	8,526,839
Cash and cash equivalents, beginning of the year	15,947,268	13,623,849	5,097,010
Cash and cash equivalents, end of the year	$18,628,365	$15,947,268	$13,623,849
Supplemental cash flow information
Interest paid	$1,609	$50,383	$278,363
Income taxes paid	$1,767,983	$1,558,290	$915,895
Non-cash investing and financing activities
Transfer from prepayments to property and equipment	$866,940	$932,192	$405,924
Liabilities assumed in connection with purchase of property and equipment	$252,317	$672,715	$23,900
Property and equipment paid by related party	$15,539	$-	$-
Short term loan reclassified to due to related party	$-	$203,048	$-
Advance to related party settled through service provided	$52,215	$-	$-
Settlement of notes receivable from a third party	$328,783	$-	$-
Operating expenses paid by related party	$-	$107,634	$-

The accompanying footnotes are an integral part of these consolidated financial statements

CHINA CUSTOMER RELATIONS CENTERS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – ORGANIZATION

China Customer Relations Centers, Inc. (the “Company”), was incorporated on March 6, 2014 under the laws of British Virgin Islands. China BPO Holdings Limited (“CBPO”), the Company’s 100% owned subsidiary, was established in Hong Kong on March 28, 2014 as a limited liability company. Other than the equity interest in CBPO, the Company does not own any material assets or liabilities except for cash and restricted cash and other receivables as disclosed in the table at page F-10 or conduct any operations. CBPO holds all of the outstanding equity interest in Shandong Juncheng Information Technology Co., Ltd., a company established on August 19, 2014 in the People’s Republic of China (“PRC”) as a wholly foreign owned enterprise (“WFOE”). Other than the equity interest in WFOE, CBPO does not own any material assets or liabilities except for cash, long term investment, and other payables as disclosed in the table at page F-10 or conduct any operations. Shandong Taiying Technology Co., Ltd (“Taiying”) was incorporated on December 18, 2007 as a domestic Chinese corporation. Taiying and its wholly owned or majority owned subsidiaries are engaged in business process outsourcing (“BPO”), acting as a service provider focusing on the complex voice-based segment of customer care services, including customer relationship management, sales, customer retention, marketing surveys and research for some of China’s big enterprises.

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

As of the filing date, the Company’s subsidiaries and variable interest entities are as follows:

Name	Date of Incorporation	Place of incorporation	Percentage of effective ownership	Principal Activities
China BPO Holdings Limited, (“CBPO”)	March 28, 2014	Hong Kong	100%	Holding company of WFOE

Shandong Juncheng Information Technology Co., Ltd. (“WFOE”)	August 19, 2014	PRC	100%	Holding company

Shandong Taiying Technology Co., Ltd. (“Taiying”)	December 18, 2007	PRC	Contractual arrangements (1)	BPO service provider principally serves North China

Chongqing Central BPO Industry Co., Ltd. (“Central BPO”)	January 28, 2010	PRC	100% (2)	BPO service provider principally serves South China

Jiangsu Taiying Technology Co., Ltd. (“JTTC”)	February 25, 2010	PRC	100% (2)	BPO service provider which principally serves East China

Hebei Taiying Communication BPO Co., Ltd. (“HTCC”)	April 20, 2010	PRC	51% (4)	BPO service provider which principally serves North China

Shandong Central BPO Industry Co., Ltd. (“SCBI”)	August 9, 2012	PRC	100% (2)	BPO service provider which principally serves North China

Shandong Taiying Technology Chongqing Branch Company (“STTCB”)	February 22, 2013	PRC	100% (2)	BPO service provider principally serves South China

Shandong Taiying Technology Nanning Branch Company (“STTNB”)	May 28, 2013	PRC	100% (2)	BPO service provider principally serves South China

Jiangsu Central Information Service Co., Ltd. (“JCBI”)	December 12, 2013	PRC	100% (2)	BPO service provider principally serves East China

Anhui Taiying Information Technology Co., Ltd. (“ATIT”)	December 26, 2013	PRC	100% (2)	BPO service provider principally serves East China

Jiangsu Taiying Information Service Co., Ltd. (“JTIS”)	July 1, 2014	PRC	100% (2)	BPO service provider principally serves East China

Nanjing Taiying E-Commercial Business Co., Ltd. (“NTEB”)	December 25, 2014	PRC	100% (2)	BPO service provider principally serves East China

Name	Date of Incorporation	Place of incorporation	Percentage of effective ownership	Principal Activities
Jiangxi Taiying Technology Co., Ltd. (“JXTT”)	January 8, 2015	PRC	100% (2)	BPO service provider principally serves Southeast China

Xinjiang Taiying Technology Co., Ltd (“XTTC”)	March 20, 2015	PRC	100% (2)	BPO service provider principally serves Northwest, China

Beijing Taiying Technology Co., Ltd. (“BTTC”)	June 30, 2015	PRC	100% (2)	BPO service provider principally serves North China

Zaozhuang Shenggu E-commerce Co., Ltd. (“ZSEC”)	June 16, 2016	PRC	100% (3)	E-commerce service provider for the Company

Baoding Taiying Information Technology Service Co., Ltd. (“BTIT”)	June 16, 2017	PRC	100% (2)	BPO service provider principally serves Hebei Province, China

Sichuan Taiying Technology Co., Ltd. (“STTC”)	November 8, 2017	PRC	100% (2)	BPO service provider principally serves Sichuan Province, China

Tai’an Juncheng Information Technology Co., Ltd. (“TJIT”)	February 8, 2017	PRC	100% (5)	Not engaged in any principal activity and is in the process of business cancellation

Global Telecare Services Limited (“GTSL”)	February 17, 2017	Hong Kong	100% (2)	Holding company for future acquisition of foreign businesses

Guangxi Taiying Information Technology Co., Ltd. (“GTTC”)	March 28, 2018	PRC	100% (2)	BPO service provider principally serves Guangxi Zhuang Autonomous Region, China

(1) VIE effectively controlled by WFOE through a series of contractual agreements

(2) Wholly-owned subsidiaries of Taiying

(3) Wholly-owned subsidiary of BTTC

(4) 49% owned by Beijing Jiate Information Technology Co., Ltd., see Note 3 for detailed discussion

(5) Wholly-owned subsidiary of WFOE

As of December 31, 2017 and 2016, the assets and liabilities in the Company’s balance sheets relate to CCRC, CBPO, and WOFE are as follows:

	December 31, 2017			December 31, 2016
	Held by CCRC	Held by CBPO	Held by WFOE	Held by CCRC	Held by CBPO	Held by WFOE

Assets
Cash and cash equivalents	$1,209,530	$12,219	$5,021,541	$2,397,440	$2,354	$4,986,891
Restricted cash	-	-	-	500,000	-
Other receivables	2,035	-	544	4,950,500	-	942
Long term investment	-	5,000,000	-	-	5,000,000	-

Liabilities	-	-	-	-	-	-
Other payables	$15,295	$52,000	$-	$94,285	$5,002,500	$1,872

As of December 31, 2017 and 2016, the carrying amount and classification of the assets and liabilities in the Company’s balance sheets that relate to the Company’s VIE and VIE’s subsidiaries is as follows:

	December 31, 2017	December 31, 2016
ASSETS
Cash and cash equivalents	$12,385,075	$8,560,583
Accounts receivable, net	23,689,583	13,595,396
Notes receivable	-	547,259
Notes receivable – related party, current	968,277	-
Prepayments	1,217,149	504,780
Due from related parties, net	219,051	248,866
Other current assets	1,082,350	1,042,006
Total current assets of VIE and its subsidiaries	39,561,485	24,498,890
Cost method investments	3,688,676	-
Notes receivable – related party, non-current	-	907,297
Property and equipment, net	6,067,338	4,360,976
Deferred tax assets	313,463	69,864
Total non-current assets of VIE and its subsidiaries	10,069,477	5,338,137
Total assets of VIE and its subsidiaries	$49,630,962	$29,837,027

LIABILITIES
Accounts payable	$495,177	$664,838
Accounts payable - related parties	46,661	129,489
Accrued liabilities and other payables	4,657,528	3,456,339
Deferred revenue	607,660	607,160
Wages payable	5,565,078	2,885,735
Income taxes payable	541,321	883,654
Short term loan	3,842,371	-
Due to related parties	-	446,050
Total current liabilities of VIE and its subsidiaries	15,755,796	9,073,265
Total liabilities of VIE and its subsidiaries	$15,755,796	$9,073,265

Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principals of Consolidation

The accompanying audited financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The consolidated financial statements include the accounts of the Company and Taiying, which is a variable interest entity with the Company as the primary beneficiary. In accordance with U.S. GAAP regarding “Consolidation of Variable Interest Entities (“VIE”)”, the Company identifies entities for which control is achieved through means other than through voting rights, and determines when and which business enterprise, if any, should consolidate the VIE.

The Company evaluated its participating interest in Taiying and concluded it is the primary beneficiary of Taiying, a VIE. The Company consolidated Taiying and all significant intercompany transactions and balances have been eliminated.

Noncontrolling Interest

Noncontrolling interest on the consolidated balance sheets is resulted from the consolidation of HTCC, a 51% owned subsidiary starting from January 31, 2017. The portion of the income or loss applicable to the noncontrolling interest in subsidiary is reflected in the consolidated statements of income and comprehensive income.

Reclassification

Certain prior year amounts have been reclassified to conform to the current period presentation. These reclassifications had no impact on net earnings and financial position.

Foreign Currency Translation

The accompanying consolidated financial statements are presented in United States dollar (“$”), which is the reporting currency of the Company. The functional currency of China Customer Relations Centers, Inc. and CBPO is United States dollar. The functional currency of the Company’s subsidiary and VIEs located in the PRC is Renminbi (“RMB”). For the subsidiaries whose functional currencies are RMB, results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. The resulting translation adjustments are included in determining other comprehensive income. Transaction gains and losses are reflected in the consolidated statements of income and comprehensive income. For the year ended December 31, 2017, the Company had loss of $283,343 resulted from foreign currency transactions, which was included in other expense.

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

Certain call center decoration projects were still under construction as of December 31, 2017 and the costs of construction were reported as construction in progress. No provision for depreciation is made on the assets under construction until such time as the relevant assets are completed and ready for their intended use.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Electronic equipment	3-5 years
Furniture and Fixture	5 years
Motor vehicles	4 years
Computer software	5 years
Leasehold improvements	5 years

Fair Value of Financial Instruments

For certain of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, net, prepayments, other current assets, accounts payable, accrued liabilities and other payables, deferred revenue, wages payable, income taxes payable, and short term loan, the carrying amounts approximate their fair values due to the short maturities.

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

Payments made under operating leases are charged to the consolidated statements of income and comprehensive income on a straight-line basis over the lease period.

Earnings Per Share

Basic earnings per common share is computed by dividing net earnings attributable to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income attributable to common shareholders by the sum of the weighted average number of common stock outstanding and dilutive potential common stock during the period.

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

Government Grants

Government grants include cash subsidies as well as other subsidies received from various government agencies by the subsidiaries of the Company. Such subsidies are generally provided as incentives from the local government to encourage the expansion of local business. The government grant is recognized in the consolidated statements of income and comprehensive income when the relevant performance criteria specified in the grant are met, for instance, locating contact centers in their jurisdictions or helping local employment needs. Grants applicable to purchase of property and equipment are credited to deferred revenue upon receipt and are amortized over the life of depreciable assets. For the year ended December 31, 2016, the Company received grant of $270,962 for the purpose of making improvement on its leased offices. The Company included this amount in deferred revenue as the performance obligation is not fulfilled as of December 31, 2017.

Research and Development Expenses

Research and development expenses consist primarily of wage expense incurred to personnel to continuously upgrade the Company’s existing software products. For the years ended December 31, 2017, 2016, and 2015, research and development expenses of $3,551,629, $3,264,073, and $1,962,659 were included in selling, general and administrative expenses in the consolidated statements of income and comprehensive income.

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

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, freemarket dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated. It is not, however, practical to determine the fair value of amounts due from/to related parties due to their related party nature.

Cost Method Investments

The Company accounts for investments in equity securities of privately held companies where the Company’s level of ownership is such that it cannot exercise significant influence over the investee are stated at cost, adjusted for declines in fair value that are considered other than temporary. Fair value of the investments is estimated based on income approach or other valuation techniques. In determining whether impairment is other-than-temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence that would be considered in this assessment includes, but is not limited to, the reasons for the impairment, the severity and duration of the impairment, and forecasted recovery. Any impairment is included in the consolidated statements of income and comprehensive income.

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

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (ASC 606)” and issued subsequent amendments to the initial guidance or implementation guidance between August 2015 and November 2017 within ASU 2015-04, ASU 2016-08, ASU 2016-10, ASU 2016-12, ASU 2016-20, ASU 2017-13, and ASU 2017-14 (collectively, including ASU 2014-09, “ASC 606”). Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. ASC 606 is effective for fiscal years and interim periods within those years beginning after December 15, 2017, and early adoption is permitted for periods beginning after December 15, 2016. The Company elected to adopt the new standard effective January 1, 2018.

The guidance permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (modified retrospective method). The Company elected adopting the standard using the modified retrospective method in 2018. The Company has identified its revenue streams and assessed each for the impacts. The Company expects the adoption of Topic 606 will not have a material impact in the timing or amount of revenue recognized, including the presentation of revenues in the Company’s consolidated statements of income and comprehensive income.

In November 2015, the FASB issued ASU 2015-17, “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes”. The amendments in ASU 2015-17 eliminate the current requirement for organizations to present deferred tax liabilities and assets as current and noncurrent in a classified balance sheet. Instead, organizations will be required to classify all deferred tax assets and liabilities as noncurrent. The amendments in this ASU are effective for public business entities for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. The amendments may be applied prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Company adopted this amendment from January 1, 2017. The adoption did not have any impact on our consolidated financial statements and related disclosures other than reclassification of current deferred tax items to non-current for all periods presented.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)”. Under ASU 2016-02, lessees will be required to recognize all leases (with the exception of short-term leases) at the commencement date including a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use (ROU) asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Lessees (for capital and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees may not apply a full retrospective transition approach.

The standard will be effective for the Company beginning January 1, 2019, with early adoption permitted. The Company plans to adopt the standard effective January 1, 2019 on a modified retrospective basis. The Company anticipates this standard will have a material impact on the Company’s consolidated balance sheets. However, the Company does not expect adoption will have a material impact on the consolidated statements of income and comprehensive income. While the Company is continuing to assess potential impacts of the standard, the Company currently expects the most significant impact will be the recognition of ROU assets and lease liabilities for the ongoing leases.

Note 3 – NONCONTROLLING INTEREST

In July 2016, HTCC, its parent company Taiying, and Beijing Jiate Information Technology Co., Ltd. (“Jiate”) entered into an investment agreement, pursuant to which Jiate will contribute RMB4,900,000 (approximately $706,000) into HTCC in order to obtain 49% equity interest in HTCC. Based on the agreement, all the parties agreed to complete the registration process with local administrative department within 30 days after the agreement is signed and Jiate is entitled to HTCC’s earnings after injecting the first portion of investment in the amount of RMB2,450,000 (approximately $354,000) prior to February 1, 2017. The registration process was completed on July 11, 2016 and HTCC received the capital contribution of $353,581 on January 31, 2017.

Note 4 – COST METHOD INVESTMENTS

On November 12, 2016, the Company entered into two separate investment agreements with Beijing Ling Ban Future Technology Co., Ltd. (“Ling Ban”) and Beijing Ling Ban Intelligence Online Services Co., Ltd. (“Ling Ban Online”), pursuant to which the Company agreed to invest RMB18 million (approximately $2,592,000 at the time) and RMB6 million (approximately $864,000 at the time) in Ling Ban and Ling Ban Online, in order to obtain 6% and 10% equity interest in Ling Ban and Ling Ban Online, respectively. The Company further agreed to acquire an additional 10% equity interest in Ling Ban Online from Ling Ban for RMB6 million (approximately $864,000).

During the year ended December 31, 2017, the Company transferred a total of RMB24 million ($3,509,404) to Ling Ban and Ling Ban Online, which represents 6% and 10% equity interest in Ling Ban and Ling Ban Online, respectively. On July 24, 2017, the Company entered into a supplemental agreement with Ling Ban, pursuant to which both parties consented to revoke the right the Company has to purchase of the additional 10% equity interest in Ling Ban Online from Ling Ban. The Company accounts for the investments using the cost method as the Company is unable to exercise significant influence on the investee.

The Company reviews its investments in Ling Ban and Ling Ban Online to determine whether a decline in fair value below the carrying value, if any, is other-than-temporary. No impairment loss occurred during the years ended December 31, 2017. Although assumptions used in estimates of fair value of the investments in Ling Ban and Ling Ban Online are the management’s best estimates, such assumptions are, by nature, highly judgmental and may vary significantly from actual results.

The following table entails the carrying value and change of the Company’s investments in Ling Ban and Ling Ban Online made in the year ended December 31, 2017.

For the year ended December 31, 2017

Beginning Balance	$-
Investment made to Ling Ban	2,645,672
Investment made to Ling Ban Online	863,732
Translation adjustment	179,272
Ending Balance	$3,688,676

Note 5 – NOTES RECEIVABLE

The notes receivable includes due on demand interest-free notes to a third-party company. For the year ended December 31, 2016, the Company advanced a loan of $563,896 to a third-party company. The loan is non-interest bearing and due on demand. During the year ended December 31, 2017, the third-party company repaid $233,596 to the Company, and settled $62,393 against the amount receivable from the Company. The remaining amount of $266,390 is settled as the lease prepayment for the office space the Company leased from the third-party company. As of December 31, 2017, the outstanding balance of notes receivable was $0.

Note 6 – ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	December 31, 2017	December 31, 2016
Accounts receivable	$24,135,940	$13,595,396
Less: Allowance for doubtful accounts	(446,357)	-
Accounts receivable, net	$23,689,583	$13,595,396

The changes in allowance for doubtful accounts consist of the following:

	For the Year Ended December 31, 2017	For the Year Ended December 31, 2016	For the Year Ended December 31, 2015
Balance, beginning of the year	$-	$22,535	$23,799
Provision for doubtful accounts	429,803	33,993	-
Uncollectible receivables written-off	-	(56,010)	-
Translation adjustments	16,554	(518)	(1,264)
Balance, end of the year	$446,357	$-	$22,535

Note 7 – OTHER CURRENT ASSETS

Other current assets mainly consist of other receivables and deposits. Other receivables principally include advances to employees for business travel or business development purpose and other miscellaneous receivables such utility fees, social insurances, and personal income tax paid in advances on behalf of employees. Deposits include guarantee deposit, rent deposit, and security deposit for bidding customer projects. As of December 31, 2017 and 2016, other current assets consist of the following:

	December 31,
	2017	2016
Other receivables	$195,397	$263,791
Deposits	889,186	777,808
Others	346	324
Total other current assets	$1,084,929	$1,041,923

Note 8 – PROPERTY AND EQUIPMENT, NET

As of December 31, 2017 and 2016, property and equipment consist of the following:

	December 31, 2017	December 31, 2016
Electronic equipment	$9,160,462	$6,123,356
Office furniture and equipment	2,205,517	1,978,542
Motor vehicles	650,842	609,853
Construction in progress	784,317	567,846
Computer software	470,761	258,802
Leasehold improvements	1,557,931	1,463,575
Total property and equipment	14,829,830	11,001,974

Accumulated depreciation	(8,762,492)	(6,640,998)

Property and equipment, net	$6,067,338	$4,360,976

Depreciation expense for the years ended December 31, 2017, 2016 and 2015 was $1,852,152, $1,542,352, and $1,345,217, respectively.

For the year ended December 31, 2017, the Company acquired property and equipment on credit in the amount of $267,856, among which $15,539 is acquired through a related party. For the year ended December 31, 2016, the Company acquired property and equipment on credit in the amount of $672,715, among which $238,353 is acquired through a related party. See Note 12 for further discussion. For the year ended December 31, 2015, the Company acquired property and equipment on credit in the amount of $23,900.

Note 9 – ACCRUED LIABILITIES AND OTHER PAYABLES

Accrued liabilities and other payables mainly consist of bonus payables, VAT and other taxes payables, and other accrued liabilities. Other accrued liabilities principally include accrued network rental expense in the telecommunication industry, unpaid travel expense, accrued professional service expense, and rent payable for leased offices and apartments.

	December 31,
	2017	2016
Bonus payables	$1,529,791	$982,178
VAT and other taxes payables	1,677,755	932,775
Other accrued liabilities	1,517,277	1,688,518
Total accrued liabilities and other payables	$4,724,823	$3,603,471

Note 10 – DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES

The components of the deferred tax assets and liabilities are as follows:

	December 31,
	2017	2016
Deferred tax assets
Revenue and expense cutoff	$78,456	$62,789
Allowance for doubtful accounts	235,007	153,957
Loss carryforward	1,709,433	-
	2,022,896	216,746
Less: valuation allowance	(1,709,433)	-
	$313,463	$216,746
Deferred tax liability
Accrued revenue (net of cost)	$-	$(60,476)
Revenue and expense cutoff	-	(86,406)
	$-	$(146,882)

For the purpose of presentation in the consolidated balance sheets, certain deferred income tax assets and liabilities have been offset. The following is the analysis of the deferred income tax balances for financial reporting purpose:

	December 31,
	2017	2016
Deferred tax assets	$313,463	$69,864
Deferred tax liabilities	$-	$-

Note 11 – SHORT TERM LOAN

On December 18, 2017, the Company borrowed a one-year loan of $3,780,490 from Bank of China. The loan matures on December 17, 2018, bears an annual interest rate of 5.22%, and is guaranteed by Gary Wang, David Wang, Guoan Xu, and their family spouses.

On June 24, 2016, the Company paid $1,510,962 to Industrial Bank Co., Ltd. as a full repayment of the loan outstanding as of December 31, 2015.

The interest expenses for the years ended December 31, 2017, 2016 and 2015 were $1,609, $50,383 and $278,363, respectively.

Note 12 – RELATED PARTY TRANSACTIONS

The related parties had transactions for the years ended December 31, 2017, 2016 and 2015 consist of the following:

Name of Related Party	Nature of Relationship
Guoan Xu	Shareholder, Director and Vice President

Beijing Taiying Anrui Holding Co., Ltd. (“Beijing Taiying”)	Sole Shareholder

Shandong Luk Information Technology Co., Ltd. (“Shandong Luk”)	Controlled by the brother of Gary Wang

Chongqing Shenggu Human Resources Co., Ltd.	Controlled by Beijing Taiying

Chongqing Taiying Shiye Development Co., Ltd. (“Shiye”)	David Wang being a 5% shareholder

Beijing Jiate Information Technology Co., Ltd. (“Jiate”)	Noncontrolling shareholder of HTCC

Jiangsu Sound Valley Human Resource Management Co., Ltd. (“JSVH”)	Controlled by Gary Wang

Notes receivable from related party

Shiye, a company in which David Wang owns 5% of the equity interest, borrowed $1,130,765 from the Company for a construction project in the year ended December 31, 2013. The receivable bears no interest and is due on demand. During the year ended December 31, 2014, Shiye repaid $113,901 to the Company.

On April 10, 2018, the Company and Shiye entered into an agreement, pursuant to which Shiye agreed to settle the remaining outstanding balance due to the Company before December 31, 2018.

As of December 31, 2017 and 2016, the receivable from Shiye was presented as notes receivable – related party, current and notes receivable – related party, non-current, in the amount of $968,277 and $907,297, respectively, in the consolidated balance sheets.

The receivable balance due from Jiate was $125,687 as of December 31, 2015. The balance was fully settled during the year ended December 31, 2016 by a repayment of $40,011 and payment of expense made by Jiate on behalf of the Company in the amount of $82,794. The Company did not make any advance to Jiate in the year ended December 31, 2017.

Revenues from related party

The Company was the subcontractor of Shandong Luk. The Company did not generate any related party revenues from Shandong Luk for the years ended December 31, 2017, 2016, and 2015. The accounts receivable from Shandong Luk was $353,513 as of December 31, 2015. During the year ended December 31, 2016, the Company decided to reserve an allowance for all outstanding receivable balance from Shandong Luk as the Company does not expect to collect from Shandong Luk within a reasonable period of time.

Services provided by related parties

The Company subcontracted projects to Shandong Luk and Shandong Luk provided services in the amount of $67,440, $485,304, and $892,595 for the years ended December 31, 2017, 2016, and 2015, respectively, which were included in the cost of revenues. As of December 31, 2017 and 2016, the balance owed to Shandong Luk was $0 and $17,659, respectively.

Jiate acts as an intermediary agent and receives commission for referring customers to HTCC. Jiate charged the Company $193,142 and $188,319 for the customers it referred to the Company during the years ended December 31, 2017 and 2016, which was included in selling, general and administrative expenses. As of December 31, 2017 and 2016, the balance owed to Jiate was $46,661 and $111,830, respectively.

JSVH and Beijing Taiying provided service to the Company in the amount of $42,060 and $108,453, respectively, during 2017. The expense from which were included in selling, general and administrative expenses. As of December 31, 2017 and 2016, the balance owed to JSVH and Beijing Taiying were $0.

Due from related parties

Due from related parties consist of the following:

Name of Related Party	December 31, 2017	December 31, 2016
Beijing Taiying Anrui Holding Co., Ltd.	$-	$50,811
Chongqing Shenggu Human Resources Co., Ltd.	219,051	198,055
	$219,051	$248,866

The amount owed to the Company by related party companies represents non-secured short-term loans obtained from the Company, which bears no interest and was due on demand.

The Company provided a loan of $18,210 to Beijing Taiying during the year ended December 31, 2016. During the year ended December 31, 2017, Beijing Taiying provided services to the Company in the amount of $108,453. Out of the services provided, Beijing Taiying and the Company agreed to use $52,215 to settle the balance Beijing Taiying owed to the Company as of December 31, 2016 in full.

The Company provided a loan of $7,400, $0, and $0 to Chongqing Shenggu Human Resources Co., Ltd. during the year ended December 31, 2017, 2016, and 2015, respectively.

The receivable balance due from Shandong Luk was $448,339 as of December 31, 2015. During the year ended December 31, 2016, the Company decided to record an allowance for all outstanding receivable balance from Shandong Luk, included in due from related parties, as the Company does not expect to collect from Shandong Luk within a reasonable period of time.

Due to related parties

The balance of due to related parties was $0 and $446,050 as of December 31, 2017 and 2016, respectively.

For the years ended December 31, 2017, 2016, and 2015, Guoan Xu paid expenses on behalf of the Company in the amount of $0, $1,746, and $0, respectively, and the Company made repayment to Guoan Xu in the amount of $1,717, $0, and $0, respectively. As of December 2017 and 2016, the balance owed to Guoan Xu was $0 and $1,670, respectively.

For the years ended December 31, 2017, 2016, and 2015, the Company purchased property and equipment through Jiate in the amount of $15,539, $238,353, and $0, respectively, and borrowed $0, $0, $19,841, respectively, from Jiate; Jiate also paid operating expenses on behalf of the Company in the amount of $0, $23,094, and $0, respectively. The Company made repayment to Jiate in the amount of $472,197, $0, $0 during the years ended December 31, 2017, 2016, and 2015, respectively.

As of December 2017 and 2016, the balance owed to Jiate was $0 and $444,380, respectively.

Note 13 – MAJOR CUSTOMERS AND CREDIT RISK

The Company had one customer including its provincial subsidiaries for the year ended December 31, 2017 that contributed at least 10% of total revenues. The account receivable balance due from this customer was $8,344,173 at December 31, 2017.

The Company had two customers including their provincial subsidiaries in the year ended December 31, 2016 that contributed at least 10% of total revenues. The account receivable balance due from these two customers was $4,025,927 as of December 31, 2016.

The provincial subsidiaries of major customers are in the telecommunications industry, which collectively represents 28%, 48% and 64% of the total revenues for the years ended December 31, 2017, 2016 and 2015, respectively.

The loss of one or more of its significant customers could have a material adverse effect on the Company’s business, operating results, or financial condition. The Company does not require collateral from its customers. To limit the Company’s credit risk, management performs periodic credit evaluations of its customers and maintains allowances for uncollectible accounts. Although the Company’s accounts receivable could increase dramatically as the Company grows its sales, management does not believe significant credit risk exists as of December 31, 2017 and 2016.

Notes 14 – INCOME TAXES

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

On April 6, 2012, State Administration of Taxation circulated the Announcement on Enterprise Income Tax Regarding Further Implementing the Western China Development Strategy (the “Announcement”), effective retroactively on January 1, 2011, pursuant to which a qualified enterprise will be granted for a preferential tax rate of 15%.

For the year ended December 31, 2017, Taiying, Central BPO, JTTC, SCBI, JCBI, HTCC, and JXTT were entitled to a preferential EIT rate of 15% pursuant to the qualification of being HNTE, and XTTC was entitled to a preferential EIT rate of 15% as it was a qualified enterprise as indicated in the Announcement. For the years ended December 31, 2016 and 2015, Taiying was entitled to a preferential EIT rate of 15% pursuant to the qualification of being a HNTE. Other PRC entities are subject to the 25% EIT rate of their taxable income.

The provision for income taxes consists of the following:

	For the Years Ended December 31,
	2017	2016	2015
Current	$1,539,515	1,554,060	$1,447,633
Deferred	(283,861)	(105,137)	(172,000)
Total	$1,255,654	1,448,923	$1,275,633

The reconciliations of the PRC statutory income tax rate and the Company’s effective income tax rate are as follows:

	For the Years Ended December 31,
	2017	2016	2015
PRC statutory income tax rate	25%	25%	25%
Effect of income tax exemptions and reliefs	(14.59%)	(7.36%)	(4.82%)
Effect of expenses not deductible for tax purposes	0.47%	0.39%	0.83%
Effect of income not taxable	-	(0.49%)	(2.17%)
Effect of additional deduction allowed for tax purposes	(0.22%)	(2.66%)	-
Effect of valuation allowance on deferred income tax assets	2.66%	0.00%	0.02%
Effect of income tax rate difference under different tax jurisdictions	1.13%	1.73%	2.62%
Others	(2.34%)	(1.61%)	(0.39%)
Total	12.11%	15.00%	21.09%

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

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. The management evaluated the Company’s tax positions and concluded that no provision for uncertainty in income taxes was necessary as of December 31, 2017 and 2016.

Notes 15 – COMMITMENTS

The Company leases facilities with expiration dates between December 2017 and May 2026. Rental expense for the years ended December 31, 2017, 2016 and 2015 was $2,733,265, $1,783,888, and $1,426,695, respectively. The Company has future minimum lease obligations as of December 31, 2017 as follows:

2018	3,422,189
2019	2,387,847
2020	2,176,881
2021	1,322,611
2022	1,177,099
Thereafter	1,247,566
Total	$11,734,193

JTIS leased offices and apartments located in Huai’an Economic and Technology Development District (the “District”). To attract more business in the newly constructed business center, the local government provided incentive to all companies located in the District by offering free office rent for certain period of time. The initial rent free period given to JTIS is 5 years and subject to change. For the year ended December 31, 2017, JTIS was provided eight offices and four apartments free of charge by the local government.

Note 16 – STATUTORY RESERVES

According to the Company Law in the PRC, companies are required to set aside 10% of their after-tax profit to general reserves each year, based on the PRC accounting standards, until the cumulative total of such reserves reaches 50% of the registered capital. These general reserves are not distributable as cash dividends to equity owners. The Company had appropriated $2,597,031 and $2,067,835 to statutory reserves as of December 31, 2017 and 2016, respectively.

Note 17 – SUBSEQUENT EVENTS

On January 18, 2018, the Company borrowed a one-year loan of RMB25,000,000 (approximately $3,780,000) from Bank of China. The loan matures on January 17, 2019, charges an annual interest rate of 5.22%, and is guaranteed by Gary Wang, David Wang, Guoan Xu, and their spouses.

A company of which David Wang was registered as the legal person was established on March 9, 2018, with a claimed registered capital of RMB20,000,000. The Company anticipates making an investment in this related party company to acquire 10% ownership interest for RMB2,000,000 (approximately $307,000). The Company has not made the investment as of the filing date.

On March 28, 2018, Taiying established GTTC, a wholly owned subsidiary, with a claimed registered capital of RMB10,000,000 to expand its market reach and operations. Taiying has not made any capital injection to GTTC as of filing date.

On April 10, 2018, Taiying and Shiye entered into an agreement, pursuant to which Shiye agreed to settle the outstanding note payable to Taiying through cash repayment or selling certain building constructed by Shiye using the fund advanced from Taiying. Both parties agreed to settle the outstanding note due from Shiye no later than December 31, 2018.

