Form 20-F
period 2018-12-31
China Customer Relations Centers, Inc.
filed 2019-04-26
CIK 1620664

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2018

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

Yes ☐    No ☐

i

Defined Terms and Conventions

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only:

●	The terms “we,” “us,” “Company” “our company,” and “our” refer to China Customer Relations Centers, Inc. and its wholly-owned subsidiaries and its affiliated entities, including our variable interest entities and their subsidiaries;

●	China Customer Relations Center, Inc., a British Virgin Islands company (“CCRC” when referring solely to our British Virgin Islands listing company);

●	China BPO Holdings Limited, a Hong Kong company wholly-owned by CCRC (“CBPO”);

●	Shandong Juncheng Information Technology Co., Ltd., a Chinese company wholly-owned by CBPO (“WFOE”);

●	Taian Juncheng Information Technology Co., Ltd., a Chinese company wholly-owned by WFOE (“TJIT”), voluntarily dissolved in July 2018;

●	Shandong Taiying Technology Co., Ltd., an affiliated Chinese company that WFOE controls by virtue of contractual arrangements (“Taiying”);

●	Global Telecare Services Limited, a Hong Kong company wholly-owned by Taiying (“GTSL”);

●	Chongqing Central BPO Industry Co., Ltd., a wholly-owned subsidiary of Taiying (“Central BPO”);

●	Jiangsu Taiying Technology Co., Ltd., a wholly-owned subsidiary of Taiying (“JTTC”);

●	Hebei Taiying Communication BPO Co., Ltd., a subsidiary with 51% shares owned by Taiying (“HTCC”);

●	Shandong Central BPO Industry Co., Ltd., a wholly-owned subsidiary of Central BPO (“SCBI”);

●	Jiangsu Central Information Service Co., Ltd., a wholly-owned subsidiary of Taiying (“JCBI”);

●	Anhui Taiying Information Technology Co., Ltd., a wholly-owned subsidiary of Taiying (“ATIT”);

●	Shandong Taiying Technology Nanning Branch Company, a wholly-owned branch company of Taiying (“STTNB”), voluntarily dissolved in January 2019;

●	Shandong Taiying Technology Chongqing Branch Company, a wholly-owned branch company of Taiying (“STTCB”);

●	Shandong Taiying Technology Wuhan Branch Company, a wholly-owned branch company of Taiying (“STTWB”);

●	Shandong Taiying Technology Chuzhou Branch Company, a wholly-owned branch company of Taiying (“STTCZB”);

●	Jiangsu Taiying Information Service Co., Ltd., a wholly-owned subsidiary of Taiying (“JTIS”);

●	Jiangxi Taiying Technology Co., Ltd., a wholly-owned subsidiary of Taiying (“JXTT”);

●	Sichuan Taiying technology Co., Ltd., a wholly-owned subsidiary of Taiying (“STTC”);

●	Guangxi Taiying Information Technology Co., Ltd., a wholly-owned subsidiary of Taiying (“GTTC”)

●	Xinjiang Taiying Technology Co., Ltd., a wholly-owned subsidiary of Taiying (“XTTC”);

●	Nanjing Taiying E-Commerce Business Co., Ltd., a wholly-owned subsidiary of Taiying (“NTEB”);

●	Beijing Taiying Technology Co., Ltd., a wholly-owned subsidiary of Taiying (“BTTC”);

●	Guangdong Taiying Technology Co., Ltd., a wholly-owned subsidiary of Taiying (“GDTC”);

●	Baoding Taiying Information Technology Service Co., Ltd., a wholly-owned subsidiary of Taiying (“BTIT”);

●	Zaozhuang Shenggu E-commerce Co. Ltd., a wholly owned subsidiary of BTTC (“ZSEC”);

●	“shares” and “common shares” refer to our common shares, $0.001 par value per share;

●

“Operating Companies” or “Operating Company” refer to, collectively or individually, as the case may be, to Taiying, Central BPO, BTTC, JTTC, HTCC, SCBI, NTEB, JCBI, ATIT, STTCB, STTWB, STTCZB, JTIS, JXTT, XTTC, GTSL, GDTC, BTIT, STTC, GTTC and ZSEC;

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

In the table below, we provide you with summary financial data of our company. The selected consolidated statement of income and other comprehensive income data for the years ended December 31, 2016, 2017 and 2018 and the selected consolidated balance sheet data as of December 31, 2017 and 2018 are derived from our audited consolidated financial statements, which are included elsewhere in this annual report. The selected consolidated statement of income and comprehensive income data for the year ended December 31, 2014 and the selected consolidated balance sheet data as of December 31, 2014 and 2015 are derived from our audited consolidated financial statements, which are not included in this annual report. Historical results are not necessarily indicative of the results that may be expected for any future period. When you read this historical selected financial data, it is important that you read it along with the historical statements and notes and “Operating and Financial Review and Prospects” included elsewhere in this annual report.

Selected Consolidated
Statement of Income and Other	For The Years Ended December 31,
Comprehensive Income Data	2018	2017	2016	2015	2014
(In U.S. dollars)
Total net revenues	$141,433,641	$88,971,787	$72,731,706	$59,350,721	$42,673,139
Cost of revenues	102,567,896	65,562,563	53,098,552	46,891,617	35,188,331
Gross profit	38,865,745	23,409,224	19,633,154	12,459,104	7,484,808
Total operating expenses	21,329,908	14,766,524	11,082,106	7,259,279	5,779,600
Income from operations	17,535,837	8,642,700	8,551,048	5,199,825	1,705,208
Other income and (expenses)
Government grants	1,709,297	1,885,340	801,125	1,027,581	1,439,186
Other income	552,205	175,995	479,387	225,306	64,873
Other expense	(124,370)	(331,641)	(55,003)	(124,473)	(238,413)
Interest expense	(404,958)	(1,609)	(50,383)	(278,363)	(552,894)
Total other income	1,732,174	1,728,085	1,175,126	850,051	712,752
Income before provision for income taxes	19,268,011	10,370,785	9,726,174	6,049,876	2,417,960
Income tax provision	2,966,880	1,255,654	1,448,923	1,275,633	635,859
Net income	16,301,131	9,115,131	8,277,251	4,774,243	1,782,101
Net income attributable to noncontrolling interest	208,593	341,672	-	-	-
Net income attributable to China Customer Relations Centers, Inc.	16,092,538	8,773,459	8,277,251	4,774,243	1,782,101
Earnings per common share attributable to China Customer Relations Centers, Inc. – basic and fully diluted	$0.88/0.88	$0.48/0.48	$0.45/0.45	$0.30/0.30	$0.11/0.11

	As of December 31,
Selected Balance Sheet Data	2018	2017	2016	2015	2014
(In U.S. dollars)
Cash and cash equivalents	$24,419,912	$18,628,365	$15,947,268	$13,623,849	$5,097,010
Total current assets	58,939,783	45,867,354	32,385,492	25,385,177	16,149,427
Total non-current assets	12,268,122	10,069,477	5,338,137	5,624,155	3,715,981
Total assets	71,207,905	55,936,831	37,723,629	31,009,332	19,865,408
Total current liabilities	17,889,549	15,823,091	9,220,397	9,245,817	10,684,120
Total non-current liabilities	-	-	-	-	4,450
Total liabilities	17,889,549	15,823,091	9,220,397	9,245,817	10,688,570
Total equity	53,318,356	40,113,740	28,503,232	21,763,515	9,176,838
Total liabilities and equity	$71,207,905	$55,936,831	$37,723,629	$31,009,332	$19,865,408

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

Exchange Rate Information

Our business is conducted in China, and the financial records of WFOE and Taiying are maintained in RMB, their functional currency. However, we use the U.S. dollar as our reporting currency; therefore, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then-current exchange rates, for the convenience of the readers. Our financial statements have been translated into U.S. dollars in accordance with Accounting Standards Codification (“ASC”) 830-10, “Foreign Currency Matters.” We have translated our asset and liability accounts using the exchange rate in effect at the balance sheet date. We translated our statements of operations using the average exchange rate for the period. We reported the resulting translation adjustments under other comprehensive income. Unless otherwise noted, we have translated balance sheet amounts with the exception of equity at December 31, 2018 at RMB 6.8764 to $1.00 as compared to RMB 6.5064 to $1.00 at December 31, 2017. The average translation rates applied to income statement accounts for the years ended December 31, 2018, 2017 and 2016 were RMB 6.6146, RMB 6.7570 and RMB 6.6430, respectively.

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

We depend on a limited number of clients for a significant portion of our revenues, and this dependency is likely to continue. Any deterioration of such relationship may result in severe disruptions to our business operations and the loss of the majority of our revenues.

We have derived, and believe that in the foreseeable future we will continue to derive, a significant portion of our revenues from a limited number of clients. In 2018, the provincial subsidiaries of China Mobile and Didi Chuxing accounted for 20% and 19% of our net revenues, respectively. In 2017, the provincial subsidiaries of China Mobile accounted for 28% of our net revenues. In 2016, the provincial subsidiaries of China Mobile and China Telecom accounted for 10% or more of our net revenues, and in the aggregate accounted for 48% of our net revenues. Our top five clients accounted for approximately 58%, 57%, and 71% of our net revenues in 2018, 2017 and 2016, respectively.

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

The alteration of the revenue sharing percentage in our agreements with our customers or termination of these agreements could materially and adversely impact our business operations and financial conditions.

Our revenues and profitability could be materially and adversely affected if our customers decide to materially increase its revenue sharing percentage in our agreements with them. In addition, in some instances our customers can impose monetary penalties upon us or even terminate agreements with us, for a variety of reasons, including without limitation, the following:

●	if the customers receive a high level of customer complaints about our call center service; or

●	if we fail to meet the performance standards established by our customers from time to time.

Significant changes in the policies or guidelines of our customers with respect to services provided by us may materially adversely affect our financial condition and results of operations.

Our clients may from time to time issue certain operating policies or guidelines, requesting or stating preferences for certain actions to be taken by all MVAS providers using their networks. A significant change in the policies or guidelines of our clients may result in lower revenues or additional operating costs to us. We cannot assure that our financial condition and results of operations will not be materially adversely affected by a change in policies or guidelines by our clients.

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

If we fail to obtain and maintain the licenses, permits and approvals required or applicable to our business under the complex regulatory environment for our businesses in China, our business, financial condition and results of operations may be materially and adversely affected.

As the telecommunication industry in China is still at a relatively early stage of development, new laws and regulations may be adopted from time to time to address new issues that come to the authorities’ attention. Considerable uncertainties still exist with respect to the interpretation and implementation of existing and future laws and regulations governing our business activities. We cannot assure you that we will not be found in violation of any future laws and regulations or any of the laws and regulations currently in effect due to changes in or discrepancies with respect to the relevant authorities’ interpretation of these laws and regulations. In addition, we may be required to obtain additional license or approvals, and we cannot assure you that we will be able to timely obtain or maintain all the required licenses or approvals or make all the necessary filings in the future. Should we be required to obtain additional licenses or approvals, we may not be able to do so in a timely manner or at all. If we fail to obtain or maintain any of the required licenses or approvals or make the necessary filings, or fail to obtain required licenses or approvals in a timely manner, we may be subject to various penalties, such as confiscation of the net revenues that were generated through the unlicensed telecommunications activities, the imposition of fines and the termination or restriction of our operations. Any such penalties may disrupt our business operations or materially and adversely affect our business, financial condition and results of operations.

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

Our leased property interest may be defective and our right to lease the properties may be affected by such defects, which could cause significant disruption to our business.

Under the applicable PRC laws and regulations, all lease agreements are required to be registered with the local housing authorities. The landlords of certain of our leased premises in China may have not completed the registration of their ownership rights or our leases with the relevant authorities. Failure to complete these required registrations may expose our landlords, lessors and us to potential monetary fines. If these registrations are not obtained in a timely manner, or at all, we may be subject to monetary fines or may have to relocate our offices, which will incur the associated losses and adversely affect our normal business operations.

Our operating margin will suffer if we are not able to maintain our pricing, utilize our employees and assets efficiently or maintain and improve the current mix of services that we deliver.

Our operating margin is largely a function of the prices that we are able to charge for our services, the new programs we are able to develop, the efficient use of our assets, the utilization of our employees, and the geographical location from which we deliver services. For example, China Mobile Beijing has transferred a portion of its call center service business to our Shandong Province location in an effort to reduce costs and Didi Chuxing has transferred a portion of its call center service business to our Shandong and Jiangsu Province locations. Our business model is predicated on our ability to objectively quantify the value that we provide to our clients. If we fail to succeed on any of these objectives, we may experience a decline in our current operating margin.

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

Wage costs for our call center professionals and other employees form a significant part of our costs. For instance, in 2018, 2017 and 2016, our compensation and benefit expenses in respect of our professionals was $90.68 million, $58.76 million and $51.43 million, accounting for 64%, 66% and 71% of our total revenues, respectively. Because of rapid economic growth and increased competition for skilled employees in China, we may need to increase our levels of employee compensation more rapidly than in the past to remain competitive in retaining the quality and number of employees that our business requires. Increases in the wages and other compensations we pay our employees in China could reduce our competitive strength; especially if increase in wage costs of our call center professionals exceeds increase in our call center professionals’ billing rate, we may suffer a reduction in profit margins. In addition, the future issuance of equity-based compensation to our professional staff and other employees would also result in additional stock dilution for our shareholders.

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

Prior to the completion of our initial public offering, Taiying operated as a private company located in the PRC. In connection with our initial public offering, the senior management of Taiying formed CCRC in the British Virgin Islands, CBPO in Hong Kong and made WFOE a CCRC subsidiary in the PRC. Taiying, its shareholder, and WFOE also entered into certain agreements that gave CCRC effective control over the operations of Taiying by virtue of its ownership of CBPO and CBPO’s ownership of WFOE. In the process of taking these steps to prepare our company for its initial public offering, Taiying’s senior management became the senior management of CCRC. None of CCRC’s senior management has experience managing a public company or managing a British Virgin Islands company.

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

We may not have adequate operational, administrative and financial resources to sustain the growth we want to achieve. Taiying was incorporated in December 2007. As of December 31, 2018, we had a total of approximately 11,101 full-time employees and 3,135 part-time employees and interns. We have experienced rapid growth in our employee headcount. This expansion has resulted, and will continue to result, in substantial demands on our management resources. To manage our growth, we must develop and improve our existing administrative and operational systems and our financial and management controls and further expand, train and manage our work force. As we continue these efforts, we may incur substantial costs and expend substantial resources due to, among other things, different technology standards, legal considerations and cultural differences.

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

We may not pay dividends.

We have not previously paid any cash dividends, and we do not anticipate paying any dividends on our common shares. Although we have achieved net profitability in 2018, 2017 and 2016, we cannot assure that our operations will continue to result in sufficient revenues to enable us to operate at profitable levels or to generate positive cash flows. Furthermore, there is no assurance that our Board of Directors will declare dividends even if we are profitable. Dividend policy is subject to the discretion of our Board of Directors and will depend on, among other things, our earnings, financial condition, capital requirements and other factors. If we determine to pay dividends on any of our common shares in the future, we will be dependent, in large part, on receipt of funds from Taiying. See “Dividend Policy.”

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

Pursuant to the Implementation Rules for the Chinese Enterprise Income Tax Law, effective on January 1, 2008, dividends payable by a foreign investment entity to its foreign investors are subject to a withholding tax of up to 10%. Pursuant to Article 10 of the Arrangement Between the Mainland of China and the Hong Kong Special Administration Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income effective December 8, 2006, dividends payable by a foreign investment entity to its Hong Kong investor who owns 25% or more of the equity of the foreign investment entity is subject to a withholding tax of up to 5%.

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

The transfer to this reserve must be made before distribution of any dividend to shareholders. The surplus reserve fund is non-distributable other than during liquidation and can be used to fund previous years’ losses, if any, and may be utilized for business expansion or converted into share capital by issuing new shares to existing shareholders in proportion to their shareholding or by increasing the par value of the shares currently held by them, provided that the remaining reserve balance after such issue is not less than 25% of the registered capital. As of December 31, 2018 and 2017, the accumulated appropriations to statutory reserves amounted to $3,916,149 and $2,597,031 respectively.

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

However, the application of the New M&A Rule remains unclear with no consensus currently existing among leading PRC law firms regarding the scope and applicability of the CSRC approval requirement. Our PRC counsel, GFE Law Firm, has given us the following advice, based on their understanding of current PRC laws and regulations:

●	We currently control our PRC affiliate, Taiying, by virtue of WFOE’s VIE agreements with Taiying, not through equity interest or asset acquisition which are stipulated in the New M&A Rule; and

●	In spite of the lack of clarity on this issue, the CSRC has not issued any definitive rule or interpretation regarding whether offerings like our initial public offering are subject to the New M&A Rule.

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

Our business benefits from certain government grants and incentives, and such grants decreased significantly during 2018. Expiration, reduction or discontinuation of, or changes to, these incentives will increase our burden and reduce our net income.

The Company has received grants from various governmental agencies after meeting certain conditions, such as locating call centers in their jurisdictions or obtaining certain technological certifications. Government grants represented 21% of our net income during 2017. In 2018, grants represented 10% of net income.

The Company has benefitted from such grants and subsidies. In particular, the grants and subsidies that the Company received in 2018 included but not limited to:

●	Rent subsidies of a total of RMB 596,960 from Management Committee of Taian High-Tech Industry Development Zone for moving in the provincial startup zone;

●	Electricity subsidies of a total pf RMB 198,000 from Management Committee of Taian High-Tech Industry Development Zone for moving in the provincial startup zone;

●	A recurring subsidy of a total of RMB 1,362,122 from the Management Development Committee of Huaian Software Zone for tax returns of the 3rd and 4th quarters of 2017 and 1st quarter of 2018;

●	A one-time subsidy of RMB 870,000 from Taian City Department of Commerce for 2017 city wide high-tech enterprises;

●	A recurring subsidy of a total of RMB 1,586,400 from Chongqing City Human Resources Communication Center for college internship development;

●	A one-time subsidy of RMB 700,000 from Taian City Department of Commerce for 2017 international business and economics development;

●	A one-time subsidy of RMB 595,800 from Nanchang City Department of Commerce for 2016 service outsourcing industry development support;

●	A one-time subsidy of RMB 500,000 from Taian City Department of Commerce for financial support of High-tech Zone;

●	A one-time subsidy of RMB 500,000 from Sanhe City Department of Commerce for 2017 international business and economics development (service outsourcing technology export);

●	A one-time subsidy of RMB 264,600 from Taian City Department of Human Resources and Social Security for 2017 employment and internship support;

●	A one-time subsidy of RMB 110,000 from Sanhe City Department of Commerce for 2018 service outsourcing support in Hebei Province;

●	A one-time subsidy of RMB 100,000 from Sanhe City Department of Commerce for 2017 service outsourcing support;

●	A one-time subsidy of RMB 100,000 from Sanhe City Department of Commerce for service outsourcing support in Langfang City;

●	A recurring subsidy of a total of RMB 154,400 from Shushan District Department of Human Resources and Social Security for stabilizing employment;

●	A one-time subsidy of RMB 55,655 from Nanjing City Gaochun District Tile Headquarter Economic Development Zone Management Co., Ltd., for supporting enterprise development;

●	A one-time subsidy of RMB 20,000 from Taizhou Data Industrial Park Management Committee for advanced enterprises with innovative technology;

●	A one-time tax return of RMB 15,305 from Taian City High-tech District Department of Local Tax;

●	A one-time subsidy of RMB 11,029 from Hefei City Department of Social Security for stabilizing employment;

●	A recurring tax returns of a total of RMB 9,453 from Department of Local Tax Shushan District Branch for 2016 and 2017;

●	A one-time subsidy of RMB 171,000 from Taizhou City Department of Commerce for research development and professional development supports;

●	A one-time subsidy of RMB 56,800 from High-tech District Department Science and Education for provincial high-tech enterprises;

●	A one-time subsidy of RMB 50,000 from Development and Reform Committee of High-tech District for district service development;

●	A one-time subsidy of RMB 30,000 from the Administration of Market Supervision and Management;

●	A one-time subsidy of RMB 300,000 from the Management Committee of Data Zone;

●	A recurring subsidy of total RMB 159,876 from Social Security Fund Management Center of Huaian Economics Technology Development District, Jiangsu Province for 2016 and 2017 stabilizing employment support;

●	A one-time subsidy of RMB 274,700 from Social Security Fund Management Center of Huaian Economics Technology Development District, Jiangsu Province for service outsourcing development;

●	A one-time subsidy of RMB 100,000 from Qingshan Lake District Department of Science and Technology for high-tech enterprises support;

●	A one-time subsidy of RMB 4,200 from High-tech District Communist Party of China Working Committee for party members;

●	A recurring subsidy of RMB 69,300 from Taian City Department of Human Resources and Social Security for 2017 stabilizing employment support;

●	A one-time subsidy of RMB 61,390 from Yantai City Department of Science and Technology for technology development support;

●	A one-time subsidy of RMB 194,000 from Taierzhuang City Department of Human Resources and Social Security for start-up enterprises support;
●	A one-time tax return of RMB 31,900 from Chongqing City Yongchuan District Department of Local Tax;

●	A one-time subsidy of RMB 187,400 from Yongchuan District Department of Human Resources and Social Security Unemployment Office for college student social security support;

●	A one-time subsidy of RMB 3,000 from Yongchuan District Department of Science and Technology for high-tech enterprises support.

In addition, Taiying was entitled to a 15% income tax rate for 2016, 2017 and 2018 and Central BPO, JTTC, SCBI, JTIS, HTCC, JXTT, and XTTC were entitled to the 15% income tax rate beginning in 2017. ZSEC was entitled to the 15% income tax rate beginning in 2018. The preferential income tax rate is less than the standard 25% income tax rate in the PRC.

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

The PRC Labor Contract Law, effective on July 1, 2013, is considered one of the strictest labor laws in the world, which, among other things, provides for specific standards and procedures for the termination of an employment contract and places the burden of proof on the employer. The law requires the payment of a statutory severance pay upon the termination of an employment contract in most cases, including the case of the expiration of a fixed-term employment contract. Further, it requires an employer to conclude an “employment contract without a fixed-term” with any employee who either has worked for the same employer for 10 consecutive years or more or has had two consecutive fixed-term contracts with the same employer. An “employment contract without a fixed term” can no longer be terminated on the ground of the expiration of the contract, although it can still be terminated pursuant to the standards and procedures set forth under the new law. Because of the lack of precedent for the enforcement of such a law, the standards and procedures set forth under the law in relation to the termination of an employment contract have raised concerns among foreign investment enterprises in the PRC that such an “employment contract without a fixed term” might in fact become a “lifetime, permanent employment contract.”

In addition, under the PRC Labor Contract Law, downsizing of either more than 20 people or more than 10% of the workforce may occur only under specified circumstances, such as a restructuring undertaken pursuant to the PRC’s Enterprise Bankruptcy Law, or where a company suffers serious difficulties in production and/or business operations, or where there has been a material change in the objective economic circumstances relied upon by the parties at the time of the conclusion of the employment contract, thereby making the performance of such employment contract not possible. All of our employees working for us exclusively within the PRC are covered by the PRC Labor Contract Law and thus, our ability to adjust the size of our operations when necessary in periods of recession or less severe economic downturns may be curtailed. Accordingly, if we face future periods of decline in business activity generally or adverse economic periods specific to our business, this new law can be expected to exacerbate the adverse effect of the economic environment on our results of operations and financial condition.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. If any of PRC companies controlled by us are deemed to have made inadequate employee benefit payments for their employees, we may be required to make up the contributions for these plans as well as to pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

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

Substantially all of our business operations are conducted in the PRC. Accordingly, our results of operations, financial condition and prospects are subject to economic, political and legal developments in the PRC. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, and control of foreign exchange and allocation of resources.

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

The trading prices for our common shares have fluctuated since we first listed our common shares. Since our common shares became listed on the NASDAQ on December 21, 2015, the trading price of our common shares has ranged from $4.39 to $35.10 per common share, and the last reported trading price on April 25, 2019 was $11.68 per common share. The market price of our common shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

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

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our stock price or trading volume to decline.

The trading market for our common shares is influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a foreign public company, we may be slow to attract research coverage and the analysts who publish information about our common shares will have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our stock price, our stock price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline and result in the loss of all or a part of your investment in us.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

We are subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to provide reasonable assurance that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

If we fail to maintain an effective system of internal control, we may be unable to accurately report our operating results, meet our reporting obligations or prevent fraud.

As a public company in the United States we are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, which requires that we include a report of management on our internal control over financial reporting in this annual report on Form 20-F. In addition, once we cease to be an “emerging growth company” as such term is defined under the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Generally, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, and harm our results of operations. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

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

Corporate History – Taiying, WFOE, CBPO, TJIT and CCRC

Taiying was incorporated on December 18, 2007 as a domestic Chinese limited company, with initial registered capital of RMB 3 million. The registered capital of Taiying was increased to RMB 10 million on February 16, 2012, and to RMB 36 million on February 25, 2019. We formed CBPO, WFOE and CCRC in 2014, in anticipation of registering the common shares of CCRC in our initial public offering. In connection with the formation of CCRC, CBPO and WFOE, we caused WFOE to become the wholly-owned foreign entity of CBPO as of August 2014 and to enter into certain control agreements with Taiying and its shareholder, pursuant to which we, by virtue of our ownership of CBPO and CBPO’s ownership of WFOE, control Taiying. We previously incorporated TJIT as a wholly-owned subsidiary of WFOE on February 8, 2017 and voluntarily dissolved TJIT on July 30, 2018 due to its lack of business.

Corporate History – Central BPO, JTTC, HTCC, SCBI, JCBI, ATIT, STTWB, STTCB, STTCZB, JTIS, NTEB, JXTT, XTTC, BTTC, GTSL, BTIT, STTC, GDTC, GTTC and ZSEC

Taiying incorporated the following subsidiaries and branch companies on the dates indicated below:

●	Central BPO – January 28, 2010;

●	JTTC – February 25, 2010;

●	HTCC – April 20, 2010;

●	SCBI – August 9, 2012;

●	JCBI – December 12, 2013;

●	ATIT – December 26, 2013;

●	STTWB – November 8, 2018;

●	STTCB – February 22, 2013;

●	STTCZB – January 28, 2019;

●	JTIS – July 1, 2014;

●	NTEB – December 25, 2014;

●	JXTT – January 8, 2015;

●	XTTC – March 20, 2015;

●	BTTC – June 30, 2015;

●	ZSEC – June 16, 2016;

●	GTSL – February 17, 2017;

●	GDTC – September 6, 2018;

●	BTIT – June 16, 2017;

●	STTC – November 8, 2017; and

●	GTTC – March 28, 2018.

We previously incorporated branch office STTNB on May 28, 2013 and voluntarily dissolved it on January 15, 2019 as the operation of STTNB has been transferred to GTTC.

The principal executive offices of our main operations are located at 1366 Zhongtianmen Street, Xinghuo Science and Technology Park, High-tech Zone, Taian City, Shandong Province, People’s Republic of China 271000. Our telephone number at this address is (+86) 538 691 8899. Our registered office in the British Virgin Islands is at the offices of NovaSage Chambers, P.O. Box 4389, Road Town, Tortola, British Virgin Islands, British Virgin Islands. Our agent for service of process in the United States is Vcorp Agent Services, Inc. located at 25 Robert Pitt Dr., Suite 204, Monsey, New York 10952. Our corporate website is www.ccrc.com.

B.	Business Overview.

Overview

We are a BPO service provider focusing on the complex, voice-based and online-based segments of customer care services, including customer relationship management, technical support, sales, customer retention, marketing surveys and research for certain major enterprises in the PRC. We provide customer care service via telephone and multimedia platforms, such as Apps, WeChat, Weibo and websites to our clients. Our call center BPO services enable our clients to increase revenue, reduce operating costs, improve customer satisfaction, and enhance overall brand value and customer loyalty. Our largest customers are the provincial subsidiaries of China Mobile and Didi Chuxing. We also provide outsourcing services to our clients whereby they can lease our employees to work at their offices. We operate our business through contractual arrangements between our wholly-owned subsidiary, WFOE and our variable interest entity, Taiying.

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

As we grow, we continue to expand our national presence and service offerings to increase revenue, improve operational efficiencies and drive brand loyalty for our clients. Our service is currently delivered from our call centers located in Shandong Province, Jiangsu Province, Henan Province, Guangdong Province, Yunnan Province, Hubei Province, Jiangxi Province, Hebei Province, Anhui Province, Sichuan Province, the Xinjiang Uygur Autonomous Region, the Guangxi Zhuang Autonomous Region, Beijing City, and Chongqing City, which had a total capacity of 18,384 seats as of December 31, 2018. We reserved seats in excess of our current labor capacity in anticipation to increase in labor force due to increase in projects in the near future. In addition to answering and responding to inbound calls, we also make outbound cold calls to assist the provincial subsidiaries of China Mobile and China Telecom in promoting their own mobile value-added service MVAS products, such as weather, health, education and farming related MVAS to targeted China Mobile and China Telecom subscribers. We also provide online customer care services via multimedia platforms including Apps, WeChat, Weibo, and websites for our e-commerce clients. Our largest clients in terms of revenue for the year ended December 31, 2018 were China Mobile, DiDi Chuxing, Taobao, China Merchants Bank, and Alipay Internet Technology.

In addition, we have received several industry awards and asked to participate in several important industry activities. Notable awards and activities include:

●	“Enterprise for Public Service” awarded by the Charity General Committee of Yongchuan District, Chongqing in March 2019;

●	“2018 Advanced Entity” awarded by the Chongqing BPO Organization in January 2019;

●	“Vice President Enterprise” awarded by Foshan BPO Organization in December 2018;

●	“Leading Enterprise of Jiangxi Province BPO Industry” awarded by Jiangxi Province BPO Industry Organization in December 2018;

●	“Best Intelligent Solution for China Customer Service Centers of 2017 – 2018” awarded by CCCS Customer Service Center Standard Committee in November 2018;

●	“Best BPO Service Provider for China Customer Service Centers of 2017 – 2018” awarded by CCCS Customer Service Center Standard Committee in November 2018;

●	“Golden Headphone Yearly Best Data Management Customer Center – Excellent Customer Experience” awarded by China Call Center and E-Commerce Development Research Institution in October 2018;

●	“Golden Voice Yearly Customer Service Center – Customer Service” awarded by China Call Center and E-Commerce Development Research Institution in October 2018;

●	“Excellent Exhibitor” awarded by Foshan Service Trade and BPO Brand Expo Organization Committee in October 2018;

●	“Small-and-Mid Sized Technology Enterprise of Hebei Province” awarded by the Science and Technology Department of Hebei Province in August 2018;

●	“City-level Small-and-Mid Sized Technology Enterprise” awarded by the Zaozhuang City Science and Technology Department in July 2018;

●	“Advanced Enterprise of Safe Production” awarded by the Muping Development District Management Committee in February 2018;

●	“2017 Excellent E-Commerce Service Enterprise of Shandong Province” awarded by the Shandong Province E-Commerce Organization in January 2018;

●	“Advanced Entity Taxpayer of Industry Taxation” awarded by the Management Committee of Chongqing City Yongchuan District Software and Information Service Outsourcing Industry Zone in January 2018;

●	“Advanced Entity of United Ethnic Groups” awarded by Xinjiang Shandong Chamber of Commerce in 2018;

●	“Award for BPO Service” awarded by Intelligence Service Summit Organization Committee in 2018;

●	“Software Enterprise” awarded by the Jiangsu Province Software Industry Organization in 2018;

●	“Yearly Enterprise of Excellent Development” for 2016 awarded by the Party Working Committee of High-Tech District, Taian in February 2017;

●	“Golden Voice Award - China Best Customer Outsourcing Employer” for 2017, awarded by CNCBA in September 2017;

●	“Golden Earphone Award - China Best Customer Center – Excellent Management Innovation Award” for 2017, awarded by CICED in October 2017;

●	“Golden Earphone Award - China Best Data Management Customer Center” for 2017, awarded by CICED in October 2017;

●	“Tai Mountain Pioneer Talents” for 2017, awarded by the People’s Government of Taian in December 2017;

●	“Business Work Advanced Unit of Taian City”, awarded by the People’s Government of Taian in February 2016;

●	“Golden Earphone Award - China Best Call Center (Runoff Election)” for 2016, awarded by CCM World Group;

●	Golden Earphone Award - China Best Call Center (Excellent Outsourcing Service)” for 2016, awarded by CCM World Group;

●	“Golden Voice Award - China Best Outsourcing Customer Contact Center” for 2016, awarded by 51 Call Center;

●	“Scientific Development Advanced Enterprise” for 2015, awarded by the Management Committee of Taian Gaoxin District and the Party Working Committee of Taian Gaoxin District;

●	“Opening Up Work Advanced Enterprise” for 2015, awarded by the Management Committee of Taian Gaoxin District and the Party Working Committee of Taian Gaoxin District;

●	“Science Development Advanced Enterprise in Taian Gaoxin District” for 2015, awarded by Taian Gaoxin District Party and Labor Management Commission;

●	“Pulitzer Award of Shandong Service Outsourcing” for 2015, awarded by Shandong Service Outsourcing Association;

●	“Golden Voice Award - China Best Outsourcing Customers Contact Center (Inbound Calling)” for 2015, awarded by 51 Call Center;

●	“Golden Earphone Award” for 2015, awarded by CCM World Group;

●	“The Well Known Servicing Enterprise Who has the Most Growth Potential in China” for 2014, awarded by The Expert Committee of China Service and Trade Association;

●	“Important Contact Candidates of Outsourcing Enterprises” for 2012, by Ministry of Commerce of the People’s Republic of China;

●	“Shandong Province Service Outsourcing Growing Enterprise” for 2012, awarded by Shandong Province Department of Commerce;

●	“China’s Best Outbound Outsourcing Contact Center of the Year” for 2011, awarded by the Ministry of Industry and Information Technology based on the number of call center seats, number of employees, quality of customers, and quality of service;

●	“The Promising Star of China’s Best Outsourcing Contact Center of the Year” for 2011, awarded to Taiying’s subsidiary, Chongqing Centre BPO Industry Co., Ltd., by the Ministry of Industry and Information Technology based on the number of call center seats, number of employees, quality of customers, and quality of service;

●	“China’s Best Inbound Outsourcing Contact Center of the Year” for 2009, awarded by the Ministry of Industry and Information Technology based on the number of call center seats, number of employees, quality of customers, and quality of service;

●	“100 Strongest Outsourcing Company” for 2009, recognition granted by MOFCOM based on the number of call center seats, number of employees, quality of customer and quality of service;

●	being named as one of only four team members of the Ministry of Industry and Information Technology’s China Call Center BPO Industry Guideline Drafting Team;

●	being named the Leading Call Center BPO Enterprise by the government of Shandong Province (we believe we are only one of no more than three companies to have been so named to date);

●	being chosen as the College Graduates Employment Training Base by the Youth League of Shandong Province; and

●	being chosen as the College Graduates Employment Training Base by the Youth League of Shandong Province.

In addition, our CEO, Gary Wang, was awarded the 2017 Leading E-Commerce Professional in Shandong Province by the Shandong Province E-Commerce Organization in January 2018, the Excellent Member of the Youth League by the Yantai City Muping District Committee of the Youth League in May 2018, the Professional Talent of Shandong Province Service Industry by the Shandong Province Economy and Information Committee in September 2018, the Leading Professional of Taishan by the People’s Government of Taian City in December 2017, the Golden Voice Award – China Customer Service Leader for 2016, awarded by 51 Call Center, Operational Manager of the Best Enterprise in 2015, awarded by the Taian Gaoxin District Party Labor and Management Commission and the Outstanding Contribution Award of China Customer Contract Center Industry 2015, awarded by the Alliance Institute of China Calling Center an BPO Industry. Further, he is one of the ten people recognized to receive the 2013 Outstanding People Award of China Software Outsourcing and Information Technology Service Industry, an award jointly issued by China Software Outsourcing and Information Technology Service Industry Alliance and the Software and Integrated Circuit Promotion Center of the Ministry of Industry and Information Technology (MIIT). Mr. Wang was also one of the fifteen people recognized to receive the 2011 and 2009 China Sourcing Person of the Year within the China Software and Information Industry Category, and award given by MIIT. Our CFO, David Wang, was awarded the Golden Headphone Award Excellent Achievement for the 20th Anniversary of China Customer Service Center Industry Development by the China Call Center and E-Commerce Development Research Institution in October 2017, the Golden Voice Award 2017 China Customer Service Leader by the China Call Center and BPO Industry Association in September 2017, Outstanding People Award of China IT Service Industry for 2014 and 2015, awarded by the Alliance of China IT Service Industry. All of these awards and appointments were made by independent entities in open competitions with others in the industry. Our Vice President, Tao Bai, was awarded the Golden Headphone Award Yearly Best Manager of China Customer Service Center by China Call Center and E-Commerce Development Research Institution in October 2018, and the Golden Voice Award 2018 Excellent Contribution for China Customer Service Center Industry by the China Call Center and BPO Industry Association in October 2018. Also, our Vice President, Guoan Xu, was awarded the 2017 Influential People by the China Information Technology Service Industry Association in November 2017, and the Revitalization of Taian Award by the People’s Government of Taian City in May 2017. We believe they reflect widespread recognition of our stature and success in our industry as well as the quality of our service.

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

Telecommunications Market

As of November 2018, the number of China’s mobile phone subscribers increased to approximately 1.5 billion. According to China Internet Network Information Center in 2018, China reached approximately 788 million mobile internet users, the percentage of those using mobile phones to go online reaching 98%. With intensified competition in the telecommunications market, major telecommunication companies such as China Mobile are making transitions from voice-centric to data-centric operations, from communications to mobile Internet and information consumption, and from mobile communication operations to innovative full service operations.

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

Online Retail Market

China’s online retail market is expected to benefit from its large population of Internet users. According to China Internet Network Information Center, China’s Internet population reached 802 million users as August 2018. According to China Internet Network Information Center, China’s mobile Internet user base reached 802 million users as of August 2018, and mobile usage is expected to increase, driven by the growing adoption of mobile devices. The increased usage of mobile devices will make access to the Internet even more convenient, drive higher online shopper engagement and enable new applications.

Our Competitive Strengths

We believe the following strengths differentiate us from our competitors in our market in China:

●	We are a provider of telecommunications call center BPO services to subsidiaries of two significant telecommunications carriers in China. Our principal operating company, Taiying, is a provider of call center BPO services to the provincial subsidiaries of two of the three telecommunications carriers in China, specifically China Mobile and China Telecom;

●	We have developed comprehensive and scalable solutions. Taiying has developed different programs to maximize outbound calling professionals’ performance across all three major sales metrics: (i) units sold - conversion rate and sales per hour, (ii) customer retention, and (iii) customer satisfaction from a positive sales experience. Taiying benefits from economies of scale as a result of being one of the largest telecommunications call center BPO operation in China;

●	We possess a commitment to innovation and quality service. Taiying, JTIC, JXTY, SCBI and Central BPO have respectively obtained an aggregate 105 registered computer software ownership rights from the China State Copyright Bureau. Taiying has attained several awards in recognition of its efforts in setting up national call center standards and in improving the quality of call center service; and Taiying has been recognized with awards and certificates by a variety of government entities for its efforts in call center BPO service;

●	We possess a strategic, national presence. We have 26 call center locations in 15 provinces, autonomous regions, and directly-administered municipalities (Beijing, Shanghai, and Chongqing), with the intention to service the whole China. We believe that our customers value this strong national presence and our ability to do business in multiple geographic regions in the PRC depending on factors such as the life cycle of their products, the complexity of the work being performed, the cultural and local language requirements, and the economics of the total service solution. Our resulting ability to customize a multi-geographic strategy enhances our ability to win new clients or expand our market share with existing clients;

●	We possess a high quality, loyal client base in attractive sectors. We maintain broad and long-standing relationships with the provincial subsidiaries of the leading telecommunications companies in the PRC: China Mobile and China Telecom. Notwithstanding our lack of long-term agreements we believe that we have sustainable and long-term relationships with our clients that make us an integral component of their planning, strategy, and cost model. We believe our clients seek our services due to our ability to provide scalable and timely solutions that leverage our proven processes and technology investments. We believe that our approach to client service and our relationships will allow us to maintain our existing base of business and grow new business as our clients launch new products and enter new geographic regions in the PRC;

●	We focus upon strong industry growth opportunities. We have traditionally focused on the telecommunications segments within the BPO market because of its growth potential and attractive operating margins. In addition, we seek to capitalize on the national trend toward outsourcing BPO services. We also believe that the current economic slowdown has increased demand for outsourcing not only because it can reduce customer service costs, but also because it offers an incremental channel to increase sales. At the same time, we expect to benefit from growth in other industries such as financial services, government bodies, IT and e-commerce; and

●	We employ highly qualified personnel. Taiying’s workforce is highly skilled with specialized training designed to address complex customer care engagements; our entrepreneurial management team includes employees who have significant experience managing call center services. Led by industry veteran, founder, chairman and chief executive officer, Gary Wang, our management team is comprised of an experienced group of executives, many of whom have approximately 15 or more years of operating experience in the call center BPO industry.

Our Strategies

We provide integrated BPO services to help our clients create maximum value for their customers over the long-term. Our goal is to become the largest call center BPO service provider in China. We intend to achieve this goal by implementing the following strategies:

We intend to pursue strategic acquisitions and alliances that fit within our core competencies and growth strategy. We plan to grow our revenues and market share both organically and through targeted acquisitions. Our plans to expand our service offerings into new segments, such as data management, or into new industries, such as financial services and government bodies, may be accomplished most efficiently and cost-effectively through the acquisition of companies or assets, or through joint venture arrangements with third parties. We view acquisitions as a key component of our growth strategy and expect to seek acquisitions in the future that will expand our existing competencies or add to our portfolio of BPO capabilities;

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

We intend to develop new client relationships. We intend to capitalize on growth opportunities driven by a trend towards use of third party BPO service providers in China’s call center outsourcing market. The current 17,493 seat capacity of our existing facilities in Shandong Province, Jiangsu Province, Jiangxi Province, Hebei Province, Anhui Province, Sichuan Province, the Xinjiang Uygur Autonomous Region, the Guangxi Zhuang Autonomous Region, Beijing City, and Chongqing City represents what we believe is a very small percentage of China’s BPO market, which leaves potential for us to gain market share;

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

Online Customer Care Service. Our online customer service is an alternative to our inbound customer care service. Instead of offering customer care services via telephone, we provide services, such as verifying information, filling in information, and answering inquires, through an online form of live chat through multimedia platforms including Appss, WeChat, Weibo, and websites. Our clients that use these services are primary e-commerce providers and clients with some or all of their services provided online.

AI Customer Care Service. Beginning in 2019, we plan to add artificial intelligence customer care service to our lines of services. We intend to use customer service robots, which are professional service robots intended to interact with customers. These robots come with highly humanoid voice generation technology and enhanced industry knowledge mapping and learning capabilities, which can automate many tasks in customer service. We believe, like all robots, our customer service robots’ value lies in labor savings, efficiency and uptime.

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

We currently derive a significant portion of our revenue from telecommunications clients. We receive most of our revenue from a small number of clients; we derived 58% and 57% of our revenues in 2018 and 2017, respectively, from our five largest clients.

We primarily utilize our cash flow from operations and short-term loans to fund working capital, and other strategic and general operating purposes. As of December 31, 2018, and 2017, we had $3,635,623 and $3,842,371 in short term loans, respectively. The amount of capital required over the next 12 months will also depend on our levels of investment in infrastructure necessary to meet the growth demand of our business. Our working capital and capital expenditure requirements could increase materially in the event of acquisitions or joint ventures, among other factors. These factors could require that we raise additional capital through future debt or equity financing. There can be no assurance that additional financing will be available, at all, or on terms favorable to us.

Customers

We provide services to a diverse client base that includes such customers as DiDi Chuxing, Shouqi Limousine & Chauffeur, Taobao, the provincial subsidiaries of China Mobile and China Telecom, Tmall Technology, TianAn Life Insurance, Alipay, and Alibaba. We also have outsourcing contracts with some of China’s largest banks, including China Construction Bank, China CITIC Bank, and China Merchants Bank.

Contractual Arrangements

We have signed contracts with the provincial subsidiaries of China Mobile and China Telecom for inbound calling services generally having one-year term. Outbound customer care service contracts also generally have one-year terms. Both inbound and outbound contracts have no automatic renewal provisions.

Five of our customer relationships currently in place collectively accounted for about 58% of our revenues in the year of 2018. The customers (in order of their contribution to our revenues during that period) are as follows: China Mobile and its provincial subsidiaries, DiDi Chuxing, Taobao, China Merchants Bank Credit Card Center, and Chongqing subsidiary of China Telecom. Any loss of our relationship with those customers could impact our revenue and profits.

Sales and Marketing

Recently we have focused on the financial services sector, internet-based companies and government bodies for further expansion. We rely on our own sales force to market and sell our services in China. Our sales team is responsible for obtaining new clients and growing existing clients by identifying additional sales opportunities. Our sales team is supported by our sales support team, which responds to requests for proposals and requests for information, including preparing written responses to such requests. Our sales support team is also specifically responsible for managing and coordinating visits by clients to our call centers. We view these site visits as one of the most important parts of our sales cycle, and we design site visits to allow prospective clients to experience the elements of our business model at work.

The focus of our sales and marketing efforts is to educate prospective clients on what we believe differentiates us as an outsourced provider in the BPO market. Specifically, our sales effort focuses on our approach of investing in our human capital to outperform expectations and in delivering greater value per dollar spent. We provide a sales proposition to a prospective client based on quantifiable value per dollar spent by the client on our services. This gives the client a means of comparing our value created per dollar spent as compared to the same metrics for their internal centers or other outsourcers. We believe that this approach has been crucial to winning and retaining clients and increasing our ability to withstand competitive pricing pressure. As of December 31, 2018, we had 38 sales, marketing and sales support professionals.

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

We believe that we have competitive advantages in the markets we serve due to our metric-driven BPO solutions, comprehensive and scalable product and service offerings, customer-centric and cost-effective project management capability, and established customer relationships.

The principal competitive factors in our markets include:

●	ability to provide services that are innovative and attractive to customers and their end-users;

●	service functionality, quality and performance;

●	customer service and support;

●	pricing;

●	establishment of a significant customer base; and

●	ability to introduce new services to the market in a timely manner

Research and Development

We are committed to researching, designing and developing call center information technology solutions and software products that will meet the future needs of our customers. We continuously upgrade our existing software products to enhance scalability and performance and to provide added features and functions. As of December 31, 2018, our research and development team consisted of 70 researchers, engineers, developers and programmers. In addition, certain support employees regularly participate in our research and development programs. Research and development expenses consist primarily of wage expense incurred to personnel to continuously upgrade the Company’s existing software products. For the years ended December 31, 2018, 2017, and 2016, research and development expenses of $4,069,794, $3,551,629, and $3,264,073 were included in selling, general and administrative expenses.

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

We have been granted registered computer software ownership rights to 105 pieces of computer software by the China State Copyright Bureau, which allows us to implement our own computer systems without having to purchase them from an outside vendor, lowering our startup costs for additional call centers. Among them are: seven software programs related to call center integration and optimization; five software programs related to customer relationship management; four software programs related to online testing; one software program related to insurance industry customer service inquiry system, and one software program related to hospital customer service inquiry system. The China State Intellectual Property Office has granted us patents to two pieces of intellectual property rights, both patents are related to call center integration and optimization. The Trademark Office of SAIC has granted us 14 registered trademarks for the abbreviations of our company name and images of our products. We have been granted 17 domain name rights by the Internet Corporation for Assigned Names and Numbers (“ICANN”) and 11 domain name rights by the China Internet Network Information Center (“CNNIC”), including our website address ccrc.com. We enter into confidentiality agreements with most of our employees and consultants, and control access to and distribution of our documentation and other licensed information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our technology without authorization, or to develop similar technology independently. Since the Chinese legal system in general, and the intellectual property regime in particular, is relatively weak, it is often difficult to enforce intellectual property rights in China. Policing unauthorized use of our technology is difficult and the steps we take may not prevent misappropriation or infringement of our proprietary technology. In addition, litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others, which could result in substantial costs and diversion of our resources and could have a material adverse effect on our business, results of operations and financial condition.

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

As of December 31, 2018, we have obtained 105 registered computer software ownership rights from the China State Copyright Bureau, two patents from the China State Intellectual Property Office, 14 registered trademarks from the Trademark Office of SAIC and 26 domain name rights from ICANN and CNNIC.

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

In September 2000, China published the Regulations of the People’s Republic of China on Telecommunications, or the “Telecommunications Regulations.”, as amended in February 2016. The Telecommunications Regulations were the first comprehensive set of regulations governing the conduct of telecommunications businesses in China. In particular, the Telecommunications Regulations set out in clear terms the framework for operational licensing, network interconnection, the setting of telecommunications charges and standards of telecommunications services in China. Also, in September 2000 China’s State Council approved the Administrative Measures on Internet Information Services, as amended in January 2011, which provide for control and censoring of information on the Internet.

In December 2001, the Ministry of Information Industry (“MII”), which was reorganized as the Ministry of Industry and Information Technology in June 2008, promulgated the Administrative Measures for Telecommunications Business Operating Licenses, as amended (the “2009 Regulations”). The 2009 Regulations provide for two types of telecommunications operating licenses for carriers in the PRC, namely licenses for basic services and licenses for value-added services. In February 2003, the MII issued a classification of basic and value-added telecommunications services, as amended in March 2016 (the “2015 Classification”). The 2015 Classification maintains the general distinction between basic telecommunications services, or BTS, and value-added telecommunications services, or VATS, and attempts to define the scope of each service. In particular, the 2015 Classification delineated the differences between “Type 1” and “Type 2” value-added services. Type 1 includes internet data center (IDC), content delivery network (CDN), domestic Internet VPN services (IP-VPN) and internet access services (ISP). Type 2 covers storage and retransmission (email, voice mail, facsimile), online date and transaction processing, call centers, domestic multi-party communications services, information services, encoding and protocol conversion and domain name services (DNS).

Under a separate set of regulations introduced in December 2001, qualified foreign investors are permitted to invest in certain sectors of China’s telecommunications industry through Sino-foreign joint ventures, including Type 2 VATS providers, although there have been few reported investments of this nature to date. These regulations, known as the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises, as amended (the “2016 Provisions”), were the result of China’s accession to the World Trade Organization. Under these provisions, certain qualifying foreign investors are permitted to own up to 49% of basic telecommunications businesses in China, and up to 50% of value-added telecommunications services businesses and wireless paging businesses (one of the basic telecommunications businesses). Such requirements for foreign investments in telecommunication businesses are once again confirmed in the 2018 Special Management Measures (Negative List) for the Access Investment (the “Negative List”) jointly issued by NDRC and MOFCOM on December 21, 2018.

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

Our PRC counsel, GFE Law Office, has advised us that, based on their understanding of the current PRC laws and regulations:

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

PRC Foreign Investment Law

On March 15, 2019, the National People’s Congress of the PRC adopted the Foreign Investment Law of the PRC (the “FIL”), which will become effective on January 1, 2020. The FIL sets forth the principal basic legal framework of foreign investment in the PRC, and once taking effect, will replace the trio of existing laws regulating foreign investment in the PRC, namely, the Wholly Foreign-Invested Enterprises Law, the Law on Sino-Foreign Equity Joint Ventures, and the Law on Sino-Foreign Contractual Joint Ventures, together with their implementation rules and ancillary regulations. Pursuant to the FIL, foreign-invested enterprises established after the effective date of the FIL will comply with, as the case may be, the Company Law or the Partnership Enterprise Law of the PRC in terms of its organization form, corporate structure and bylaws. For FIEs established prior to the effective date of the FIL, they will have a five-year transition period, during which the FIEs, such as our WFOE, may maintain its current organization form, corporate structure and bylaws.

The FIL provides clear provisions on issues of common concern for foreign-invested enterprises (“FIEs”) and their investors, such as the pre-access national treatment plus negative list system, the equal application of all national policies to FIEs, no expropriation of foreign investments under unexceptional circumstances, liberalization of inbound and outbound remittances, and concentration of undertakings reviews and foreign investment security review systems. The FIL, however, does not address details on how it would be applied in practice, which will be left to subsequent implementing regulations, rules and local regulations.

Importantly, compared to the previous draft circulated on January 19, 2015 which specifically identified the VIE structures as a form of foreign investment, the FIL makes no reference to the status of VIE structures. Instead, the FIL adds a catch-all clause stipulating that “foreign investment” includes “investments made by foreign investors in China through other means as provided by laws, administrative regulations or by the State Council.” Therefore, while the FIL does not address the legality of VIE structures, it leaves open the possibility that VIE structures may be included in the regulatory scope of “foreign investment” through special laws, or administrative regulations or even normative documents formulated by the State Council.

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

Pursuant to the Regulations on Occupational Injury Insurance which was adopted in 2004 and amended in 2010, and the Interim Measures concerning the Maternity Insurance for Enterprise Employees, which was adopted in 1995, Chinese companies must pay occupational injury insurance premiums and maternity insurance premiums for their employees. Pursuant to the Interim Regulations on the Collection and Payment of Social Insurance Premiums, which was adopted in 1999, and the Interim Measures concerning the Administration of the Registration of Social Insurance, which was adopted in 1999, basic pension insurance, medical insurance and unemployment insurance are collectively referred to as social insurance. Both Chinese companies and their employees are required to contribute to the social insurance plans. The aforesaid measures are reiterated in the Social Insurance Law of China, which was adopted in July 2011 and amended in 2018, which stipulates the system of social insurance of China, including basic pension insurance, medical insurance, unemployment insurance, occupational injury insurance and maternity insurance. Pursuant to the Regulations on the Administration of Housing Fund, which was adopted in 1999 and amended in 2002, Chinese companies must register with applicable housing fund management centers and help each of their employees to establish a special housing fund account in an entrusted bank. Both Chinese companies and their employees are required to contribute to the housing funds.

C.	Organizational Structure.

We are a holding company incorporated in the British Virgin Islands that owns all of the outstanding capital stock of CBPO, our wholly owned Hong Kong subsidiary. CBPO, in turn, owns all of the outstanding capital stock of WFOE, our operating subsidiary based in Taian City, Shandong Province, China. WFOE has entered into control agreements with the sole shareholder of Taiying, which agreements allow WFOE to control Taiying. Through our ownership of CBPO, CBPO’s ownership of WFOE and WFOE’s agreements with Taiying, we control Taiying. Taiying, in turn, is the sole shareholder of Central BPO, JTTC, SCBI, JCBI, ATIT, STTWB, STTCB, STTCZB, JTIS, NTEB, JXTT, XTTC, BTTC, GTSL, BTIT, STTC, GTTC, GDTC, HTTC and ZSEC. CCRC was formed by Taiying as part of a reorganization to facilitate it becoming a public company. TJIT was established on February 8, 2017 as a wholly-owned subsidiary of WFOE, and was voluntarily dissolved on July 30, 2018. The shareholders of Beijing Taiying presently own 83% of the shares of CCRC.

Corporate History – Taiying, WFOE, CBPO, TJIT and CCRC

Taiying was incorporated on December 18, 2007 as a domestic Chinese limited company, with initial registered capital of RMB3 million. The registered capital of Taiying was increased to RMB 10 million on February 16, 2012, and to RMB36 million on February 25, 2019. We formed CBPO, WFOE and CCRC in 2014, in anticipation of registering the common shares of CCRC in our initial public offering. In connection with the formation of CCRC, CBPO and WFOE, we caused WFOE to become the wholly-owned foreign entity of CBPO as of August 2014 and to enter into certain control agreements with Taiying and its shareholder, pursuant to which we, by virtue of our ownership of CBPO and CBPO’s ownership of WFOE, control Taiying. TJIT was established on February 8, 2017 as a wholly-owned subsidiary of WFOE, and was voluntarily dissolved on July 30, 2018.

Corporate History – Central BPO, JTTC, HTCC, SCBI, JCBI, ATIT, STTWB, STTCB, STTCZB, JTIS, NTEB, JXTT, XTTC, BTTC, GTSL, GDTC, BTIT, STTC, GTTC and ZSEC

Taiying incorporated the following subsidiaries and branch companies on the dates indicated below:

●	Central BPO – January 28, 2010;

●	JTTC – February 25, 2010;

●	HTCC – April 20, 2010;

●	SCBI – August 9, 2012;

●	JCBI – December 12, 2013;

●	ATIT – December 26, 2013;

●	STTWB – November 8, 2018;

●	STTCB – February 22, 2013;

●	STTCZB – January 28, 2019;

●	JTIS – July 1, 2014;

●	NTEB – December 25, 2014;

●	JXTT – January 8, 2015;

●	XTTC – March 20, 2015;

●	BTTC – June 30, 2015;

●	ZSEC - June 16, 2016;

●	GDTC – September 6, 2018;

●	GTSL – February 17, 2017;

●	BTIT – June 16, 2017;

●	STTC – November 8, 2017; and

●	GTTC – March 28, 2018.

We previously incorporated branch office STTNB in Nanning City, Guangxi Zhuang Autonomous Region on May 28, 2013 and voluntarily dissolved it on January 15, 2019 as the operation of STTNB has been transferred to GTTC.

Purpose and Significance of Taiying and its Subsidiaries, Central BPO, JTTC, HTCC, SCBI, JCBI, ATIT, STTWB, STTCB, STTCZB, JTIS, NTEB, JXTT, XTTC, ZSEC, GTSL, BTIT, STTC, GDTC, GTTC and BTTC

TJIT, subsidiary of WFOE located in Taian City, Shandong Province and accounted for approximately 0% of revenue in 2018, and was voluntarily dissolved on July 30, 2018.

Taiying and its subsidiaries operate call centers throughout China. Below is a list of the call centers Taiying and each subsidiary operates, along with the revenue allocated to each call center for 2018.

●	Central BPO operates two call centers located in Chongqing and accounted for approximately 15.91% of revenue in 2018.

●	JTTC operates one call center located in Taizhou city, Jiangsu province, and accounted for approximately 7.52% of revenue in 2018.

●	SCBI operates a call center located in Yantai city, Shandong province, and accounted for approximately 5.88% of revenue in 2018.

●	JCBI operates a call center in Kunshan city, Jiangsu province, and accounted for approximately 0.12% of revenue in 2018.

●	ATIT operates five call centers located in Hefei city, Chuzhou city, Bozhou city, Anqing city, and Luan city, Anhui province, and accounted for approximately 9.94% of revenue in 2018.

●	STTWB operates a call center in Wuhan city, Hubei province, and accounted for approximately 0.27% of revenue in 2018.

●	STTCB does not operate a call center as the services were outsourced to Central BPO.

●	STTCZB does not operate a call center as it was newly incorporated in January 2019.

●	HTCC operates a call center located in Yanjiao city, Hebei province, and is accounted for approximately 3.57% of revenue in 2018.

●	JTIS operates a call center located in Huaian city, Jiangsu province, and is accounted for approximately 12.23% of revenue in 2018.

●	NTEB does not operate any call center as it provides technological support to other call centers. Accordingly, NTEB does not generate any external revenues.

●	JXTT operates a call center located in Nanchang city, Jiangxi province, and is accounted for approximately 5.12% of revenue in 2018.

●	XTTC operates a call center located in Urumqi City, Xinjiang Uygur Autonomous Region, and is accounted for approximately 3.16% of revenue in 2018.

●	Taiying operates four call centers located in Taian city and Jinan city, Shandong province, and Luoyang city, Henan Province, which accounted for approximately 21.67% of revenue in 2018.

●	GTSL does not operate a call center and does not generate any external revenues.

●	BTIT operates a call center located in Baoding City, Hebei Province, and accounted for approximately 0.74% of revenue in 2018.

●	STTC operates a call center located in Chengdu City, Sichuan Province, and accounted for approximately 3.40% of revenue in 2018.

●	GTTC operates three call centers located in Nanning City, Guangxi Zhuang Autonomous Region, Luoyang City, Henan Province, and Kunming City, Yunnan Province, and accounted for approximately 4.28% of revenue in 2018.

●	GDTC operates a call center located in Foshan City, Guangdong Province, and accounted for approximately 0.13% of revenue in 2018.

●	BTTC does not operate any call center. It does not generate any external revenues.

●	ZSEC operates a call center located in Zaozhuang City, Shandong Province, and accounted for approximately 6.06% of revenue in 2018.

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

Our current corporate structure is as follows:

China Customer Relations Centers, Inc. (BVI)
100%
China BPO Holdings Limited (Hong Kong)
Global Telecare Services Limited (HK)
Outside China
100%
Inside China
100%
Branch Office
Shandong Juncheng Information Technology Co., Ltd.
Contractual Relationship
Shandong Taiying Technology Co., Ltd.
Shandong Taiying Technology Chongqing Branch Company
Shandong Taiying Technology Wuhan Branch Company
Shandong Taiying Technology Chuzhou Branch Company
100%
Beijing Taiying Technology Co., Ltd.
100%
Chongqing Central BPO Co., Ltd.
100%
Guangxi Taiying Information Technology Co., Ltd.
100%
Sichuan Taiying Technology Co., Ltd.
100%
Baoding Taiying Information Technology Service Co., Ltd.
100%
Jiangsu Taiying Information Service Co., Ltd.
100%
Jiangsu Central Information Service Co., Ltd.
51%
Hebei Taiying Communication BPO Co., Ltd.
100%
Xinjiang Taiying Technology Co., Ltd.
100%
Jiangxi Taiying Technology Co., Ltd.
100%
Nanjing Taiying E-Commerce Business Co., Ltd.
100%
Anhui Taiying Information Technology Co., Ltd.
100%
Jiangsu Taiying Technology Co., Ltd.
100%
Guangdong Taiying Technology Co., Ltd.
100%
Zaozhuang Shenggu E-Commerce Co., Ltd.
100%
Shandong Central BPO Industry Co., Ltd.

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

Office	Address	Rental Term	Space

Principal Executive Office	General Bldg 1/F-3/F, 1366 Zhongtianmen Street, IB District Standard Factories, Xinghuo Science and Technology Park High-tech Zone, Taian City, Shandong Province People’s Republic of China 271000	November 2017- October 2020	132,558 sq. ft.

Jinan Office	Yinzuo Jingdu International Plaza 1-507, 66 E. Shunhe St., Shizhong District, Jinan, PRC	January 2019 – December 2019	906 sq. ft.

Shandong Taian Center	Northern Part of Single-Floor Factory and 1/F of General Bldg., 1366 Zhongtianmen Street Xinghuo Science and Technology Park High-tech Zone, Taian City, Shandong Province People’s Republic of China	1/F: November 2017 – October 2020; 4/F: April 2018 – March 2021	32,529 sq. ft.

Chongqing Yongchuan Center	799 Heshun Ave. Bldg. 7 & 1-5/F of Bldg. 10, Yongchuan District, Chongqing, People’s Republic of China 402160	Periodic Tenancy	139,231 sq. ft.

Chongqing Center	#14-#19, 5/F, A Zone, Neptune Science & Technology Mansion, 62 Xingguang Ave., Southern Area, Chongqing, PRC	August 2018 – August 2021	25,219 sq. ft.

Shandong Yantai Center	8-9 Jinhua Road Muping, Yantai, Shandong, People’s Republic of China 264100	June 2018 – May 2021	92,645 sq. ft.

Office	Address	Rental Term	Space

Nanjing Office 1	8 Zhuanqiang Economic Park, Gaochun District, Nanjing City, Jiangsu Province, People’s Republic of China	December 2014 – December 2024	538 sq. ft.

Nanjing Office 2	99 Shengtai Rd., Bldg 4, 3/F, Jiangning District, Nanjing, PRC	July 2018 – July 2021	14,434 sq. ft.

Beijing City Office	8 Guanghua Road Zhaoyang District, Beijing City, People’s Republic of China	June 2017 – June 2019	1735 sq. ft.

Jiangsu Taizhou Center	West Bldg #2, 1/F – 4/F, 98 Phoenix West Road, Taizhou, Jiangsu Province, People’s Republic of China 225300	1/F & 2/F: December 2009 – December 2024 3/F & 4/F: January 2017 – December 2024	129,167 sq. ft.

Hebei Yanjiao Center	Bai Shi Jin Gu Industry Base, Yanjiao Development District, Sanhe City, Hebei Province People’s Republic of China 065201	September 2015 – September 2020	31,100 sq. ft.

Anhui Hefei Center	1299 Huguang Rd., Phase II Office Bldg. #1, 2-4/F, Shushan Economy Development District, Hefei City, Anhui Province, People’s Republic of China 230000	2/F & 3/F (partial): October 2017 – September 2022; 3/F & 4/F: September 2018 – September 2022	70,127 sq. ft.

Anhui Chuzhou Office	6/F, 68 Xin’an Rd., Chuzhou Development District, Chuzhou, PRC	September 2018 – September 2021	1,808 sq. ft.

Xinjiang Center	90 Xishan Rd., Urumqi City, Xinjiang Uygur Autonomous Region, People’s Republic of China 830000	Periodic Tenancy	31,291 sq. ft.

Guangxi Nanning Center	No. 5 Factory, China ASEAN Technology Enterprise Incubate Base II, 3 Zongbu Rd., Nanning City, Guangxi Zhuang Autonomous Region, People’s Republic of China 530000	Periodic Tenancy	14,687 sq. ft.

Jiangsu Huaian Center 1	Huaian Insigma Technolgoy Park, Bldg. #35, 4-5/F, 8 Keji Rd., Economy & Technology Development District, Huaian, PRC	January 2019 – June 2019	44,131 sq. ft.

Jiangsu Huaian Center 2	Rooms 103, 208-209, 210-211, 311-315, 402-416, 501-518, Bldg #6 266 Chengde South Road Huaian Economic and Technology Development District, Jiangsu Province, People’s Republic of China 223005	January 2019 – December 2019	40,042 sq. ft.

Jiangxi Nanchang Center	1807 Gaoxin Avenue Qingshan Lake District Nanchang City, Jiangxi Province People’s Republic of China 330096	January 2015- December 2020	52,568 sq. ft.

Sichuan Chengdu Center	4 Jianshe South Zhi Rd., Dongjiaojiyi Park, 17th Bldg. 1/F-5/F, and 19th Bldg, 2/F-5/F, Chengdu, Sichuan, People’s Republic of China	17th Bldg.: November 2017 – November 2022; 19th Bldg.: December 2017 – December 2023	100,131 sq. ft.

Office	Address	Rental Term	Space

Henan Luoyang Center	China Mobile Online Services Park Zone, Customer Service Bldg 2/F, Intersection of Taikang Rd. and Huitong St., Economy Technology Development District, Luoyang, Henan, PRC	February 2019 – February 2020	8,589.6 sq. ft.

Zaozhuang Center	BPO Industry Park, South Bldg. & South Bldg. #2, Dongshun Rd., Taierzhuang District, Zaozhuang, Shandong, People’s Republic of China	South Bldg.: July 2018 – January 2021; South Bldg. #2: June 2016 – May 2026	86,111 sq. ft.

Baoding Center	999 Fuxing East Rd., Baoding Zhidian Startup Base Bldg. 1, 2/F, Rm. 202 & 203, Beishi District, Baoding, Hebei, People’s Republic of China	Rm. 202: April 2017 – December 2020; Rm. 203: February 2019 – December 2020	17,048 sq. ft.

Guangdong Foshan Center	Rongyao International Finance Center, Rm. 401-408, 501-508, 25 Ronghe Rd., Guicheng Street, Nanhai District, Foshan, PRC	December 2018 – December 2023	44,849 sq. ft.

Wuhan Office	Rm. A10-202, Guanggu Software Park, Donghu High-Tech District, Wuhan, PRC	September 2018 – September 2019	2,260 sq. ft.

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

Overview

We are a BPO service provider focusing on the complex, voice-based and online-based segments of customer care services, including customer relationship management, technical support, sales, customer retention, marketing surveys and research for some of China’s major enterprises. We provide customer care service via telephone and multimedia platforms, such as Apps, WeChat, Weibo, and websites to our clients. We help China companies enhance their strategic capabilities, improve quality and lower costs by designing, implementing and managing their critical back-office processes. Our goal is to create the largest call center service network in China by providing a fully-integrated solution that spans people, process, proprietary technology and infrastructure for governments and private-sector clients in the automotive, financial services, government, logistics, media and entertainment, retail, technology, travel, and telecommunication industries.

Our service is currently delivered from our call centers located in Shandong Province, Jiangsu Province, Henan Province, Guangdong Province, Yunnan Province, Hubei Province, Sichuan Province, Hebei Province, Anhui Province, the Xinjiang Uygur Autonomous Region, the Guangxi Zhuang Autonomous Region, Jiangxi Province and Chongqing City, with a capacity approximately of 18,384 seats. We reserved seats in excess of our current labor capacity in anticipation to increase in labor force due to increase in projects in the near future. We believe Taiying and its subsidiaries’ strategic locations and our investment in technology and human resources position us well in our efforts to reach our goals.

In addition to answering inbound calls, or calls initiated by customers purchasing products and services from our clients, we also make outbound cold calls to help our clients promote their products, such as weather, health, education and farming related VAS products to targeted subscribers.

We generate almost all of our revenues from Didi Chuxing (a mobile taxi-calling company), Taobao, China Merchants Bank, subsidiaries of China Mobile and China Telecom, China Construction Bank, Alipay Internet Technology, Ping An Insurance, Haier, and HiSense. We signed outsourcing contracts with two of China’s top ten largest banks based upon assets held, China Construction Bank and China CITIC Bank. We also signed outsourcing contracts with a subsidiary of China’s online retailer Alibaba, Qunar, Jiedaibao, SF Express and China’s tourism network.

We received grants from various government agencies after meeting certain conditions if applicable, such as locating call centers in their jurisdictions or helping local employment needs. Government grants are recognized when received and all the conditions specified in the grant have been met. For the year ended December 31, 2018, the government grants recognized as income were $1,709,297, accounting for 10% of our net income. For the year ended December 31, 2017, the government grants recognized as income were $1,885,340, accounting for 21% of our net income. We anticipate that we will continue to receive government grants in the coming year, and government grants will continue to have impact on our future profitability. In the absence of future government grants, our operations and profitability will be negatively impacted.

We operate our business through contractual arrangements between WFOE, our wholly-owned subsidiary, and Taiying. Through contractual arrangements, we are able to control the business of Taiying.

Principal Factors Affecting Our Results of Operations

Revenues

We generate revenue from the BPO programs we administer for our clients. For the year ended December 31, 2018, we derived 19% of our revenues from Didi Chuxing, and we also derived approximately 20% of our revenues from our service to China Mobile and their provincial subsidiaries.

We provide our services to clients under contracts that typically consist of a master services agreement containing the general terms and conditions of our client relationship, and a statement of work describing in detail the terms and conditions of each program we administer for a client. We have signed contracts with China Mobile and China Telecom for calling services which are typically for a one-year term. However, our client relationships tend to be longer-term given the scale and complexity of the services we provide coupled with the risk and costs to our clients associated with bringing business processes in-house or outsourcing them to another provider.

For inbound customer care service, we charge fees based on either the number of calls (charges per interaction) or predetermined seats charges (weekly charges, or monthly charges per seat). We negotiate these terms on a client-by-client basis. In most contracts, our clients pay a pre-determined rate if we meet specified performance criteria. Such criteria are based on objective performance metrics that our client agrees would add quantifiable value to their operations. In addition, most of our contracts include provisions that provide for downward revision of our prices under certain circumstances, such as if the average speed required to answer a call is longer than agreed to with the client. All of our fees and downward revision provisions are negotiated at the time that we sign a statement of work with a client, and our revenue from our contracts is thus fixed and determinable at the end of each month. For the year ended December 31, 2018, 49% of our revenue was generated from inbound calling and 30% of our revenue was generated from outbound calling. The remaining 21% of revenues was related to other services provided to our customers such as data processing.

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

We currently still derive a significant portion of our revenue from our telecommunications clients. Though we have reduced the dependence gradually during the past three years. Provincial subsidiaries of China Mobile and China Telecom represented 25%, 37%, and 48% of our sales for the years ended December 31, 2018, 2017, and 2016, respectively.

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

Expansion. We believe that businesses in China are increasingly looking for vendors that provide call center BPO services from multiple geographic locations. This allows clients to manage fewer vendors while minimizing risk to operations from natural disasters. We believe that we should continue to expand our business to other regions of China to increase our market share. In 2018, Taiying incorporated three new subsidiary companies and one in 2019 throughout China to further expand our business. If we fail to make acquisitions or expand to other geographic regions, our revenue growth could slow down.

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

Number of customers. To the extent Taiying increases the number of its clients, we expect to experience a corresponding increase in selling expenses and travel expenses. At present, Taiying is able to service substantially all of its customers with its 26 call center locations including the call centers on client sites. As we expand our Chongqing, Xinjiang, Guangxi and Shandong facilities, we expect Taiying to add more customers and incur more selling expenses.

Number of call centers we operate. We operate 26 call centers throughout China, that enable us to service clients throughout Shandong province (Taian City, Yantai City, Zaozhuang City), Jiangsu province (Taizhou City, Huaian City), Anhui province (Hefei City, Chuzhou City, Luan City), Hebei province (Yanjiao City, Baoding City), the Xinjiang Uygur Autonomous Region (Urumqi City), the Guangxi Zhuang Autonomous Region (Nanning City), Jiangxi province (Nanchang City), Chongqing City, Sichuan Province (Chengdu City), and Yunnan province (Kunming City). As Taiying operates more call centers, our administrative expenses tend to increase in dollars but decrease as a percentage of revenues.

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

Results of Operations

	For The Years Ended December 31,
	2018	2017	2016
Revenues, net	$141,433,641	$88,971,787	$72,731,706
Cost of revenues	102,567,896	65,562,563	53,098,552
Gross profit	38,865,745	23,409,224	19,633,154
Gross margin	27%	26%	27%
Selling, general and administrative expenses	21,329,908	14,766,524	11,082,106
Operating income	$17,535,837	$8,642,700	$8,551,048

Revenues. Our revenues from third parties were $141,433,641 and $88,971,787 for the years ended December 31, 2018 and 2017, respectively, an increase of $52,461,854, or 59% as a result of growth in our BPO business. Our revenues from third parties were $88,971,787 and $72,731,706 for the years ended December 31, 2017 and 2016, respectively, an increase of $16,240,081, or 22% as a result of growth in our BPO business. All of our revenue was generated from third party companies for the years ended December 31, 2018, 2017, and 2016. Our revenue growth in the years of 2018, 2017 and 2016 resulted primarily from acquiring new customers and increased sales volumes to our existing clients.

Gross margin. Our gross margin stayed stable for the years ended December 31, 2018, 2017, and 2016 at 27%, 26%, and 27%, respectively. We have been maintaining our efficiency while expanding our business over the years.

Cost of revenues. Cost of revenues consists primarily of salaries, payroll taxes and employee benefits costs of our customer service associates and other operations personnel. Cost of revenues also includes direct communications costs, rent expenses, information technology costs and facilities support expenses. Our cost of revenues increased by $37,005,333, or 56% for the year ended December 31, 2018 compared to the year ended December 31, 2017. Our cost of revenues increased by $12,464,011, or 23% for the year ended December 31, 2017 compared to the year ended December 31, 2016. This absolute dollar increase in cost of revenues for the year ended December 31, 2018 over the year ended December 31, 2017 and for the year ended December 31, 2017 over the year ended December 31, 2016 directly corresponded to the increase in revenue during the same year. Our cost of revenues as a percentage of revenue was 73%, 74% and 73% for the years ended December 31, 2018, 2017 and 2016, respectively.

Selling, general and administrative expenses. Selling, general and administrative expenses consist primarily of sales and administrative employee-related expenses, professional fees, travel costs, research and development costs, and other corporate expenses. Selling, general and administrative expenses were $21,329,908 for the year of 2018, an increase of $6,563,384, or 44% from December 31, 2017 to December 31, 2018. Selling, general and administrative expenses were $14,766,524 for the year of 2017, an increase of $3,684,418, or 33% from December 31, 2016 to December 31, 2017. The increase in selling, general and administrative expenses over years is a result of higher payroll and bonus expenses paid to the administrative and research personnel and the management team. We anticipate that our administrative expenses, particularly those related to support personnel costs, professional fees, as well as Sarbanes-Oxley compliance, will continue to increase as we are a new publicly traded company in the United States.

Income from operations. Our income from operations were $17,535,837 for the year ended December 31, 2018, $8,642,700 for the year ended December 31, 2017, and $8,551,048 for the year ended December 31, 2016. Our operating income as a percentage of total revenues was 12% for the year ended December 31, 2018, 10% for the year ended December 31, 2017, and 12% for the year ended December 31, 2016. We have been keeping a relatively stable yield from operation while successfully expanding and growing our business for new and existing customers.

Government Grants. Government grants were $1,709,297 and $1,885,340 for the years ended December 31, 2018 and 2017, respectively, a decrease of $176,043 or 9%. Government grants were $1,885,340 and $801,125 for the years ended December 31, 2017 and 2016, respectively, an increase of $1,084,215 or 135%. Most of government grants were a one-time event. Government grants as a percentage of net income is 10%, 21% and 10% for the years ended December 31, 2018, 2017 and 2016, respectively.

Income Taxes. We incurred $2,966,880, $1,255,654 and $1,448,923 in income taxes for the years ended December 31, 2018, 2017 and 2016, respectively. The $1,711,226 increase from year ended December 31, 2017 to year ended December 31, 2018 resulted from our increased revenues and operating income. The $193,269 decrease from the year ended December 31, 2016 to the year ended December 31, 2017 resulted from our successful application for the preferential tax rate for some of our subsidiaries. In 2018, ZSEC, Taiying, Central BPO, JTTC, SCBI, JTIS, HTCC, JXTT, and XTTC were entitled to a preferential enterprise income tax rate of 15%. In 2017, Taiying, Central BPO, JTTC, SCBI, JTIS, HTCC, JXTT, and XTTC were entitled to a preferential enterprise income tax rate of 15%. In 2016, Taiying was entitled to a preferential enterprise income tax rate of 15%. The standard enterprise income tax rate in China is 25%.

Net Income attributable to China Customer Relations Centers, Inc.

Our net income attributable to China Customer Relations Centers, Inc. was $16,092,538 and $8,773,459 for the years ended December 31, 2018 and 2017, respectively, representing a significant increase of $7,319,079, or 83%. The increase in net income was a result of our increased revenues, offset by increased cost of revenues, selling and administrative expenses and income tax expense, and decreased government grants for the year ended December 31, 2018, compared to the year ended December 31, 2017.

Our net income attributable to China Customer Relations Centers, Inc. was $8,773,459 and $8,277,251 for the years ended December 31, 2017 and 2016, respectively, representing an increase of $496,208, or 6%. We have been keeping a stable yield from our operations while successfully expanding and growing our business from new and existing customers for the year ended December 31, 2017, compared to the year ended December 31, 2016.

Net Income attributable to Noncontrolling interest. Noncontrolling interest represents the ownership interests Jiate holds in HTCC and the amount recorded as noncontrolling interest in our consolidated statements of income and comprehensive income is computed by multiplying the after-tax loss for the year ended December 31, 2017 by the percentage ownership in HTCC not directly attributable to us. For the years ended December 31, 2018, 2017, and 2016, the weighted average noncontrolling interest attributable to ownership interests in HTCC not directly attributable to us was 49%, 48%, and 0%, respectively.

B.	Liquidity and Capital Resources

Liquidity

Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations and otherwise operate on an ongoing basis. At December 31, 2018, we have a working capital of $41,050,234, compared to a working capital of $30,044,263 at December 31, 2017.

Our cash and cash equivalents balance at December 31, 2018 totaled $24,419,912, compared to $18,628,365 at December 31, 2017. During the year ended December 31, 2018, cash provided by operating activities was $12,142,470, cash used in investing activities amounted was $4,748,428, and cash used in financing activities was $89,084, and the negative effect of prevailing exchange rates on our cash position was $1,513,411. During the year ended December 31, 2017, cash provided by operating activities was $3,002,240, cash used in investment activities was $5,365,819, cash provided by financing activities was $3,660,157, and the positive effect of prevailing exchange rates on our cash position was $884,519. During the year ended December 31, 2016, cash provided by operating activities was $5,666,284, cash used in investing activities was $1,020,870, cash used in financing activities was $1,510,962, and the negative effect of prevailing exchange rates on our cash position was $811,033.

The increase of $5,791,547 in cash and cash equivalents from December 31, 2017 to December 31, 2018 was mainly due to our increased net income, offset by capital expansion we initiated to expand current call centers and equip new call centers for the year ended December 31, 2018.

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

For 2018, we expect our main growth will be organic, from Taiying’s 26 call center locations. The demand for Taiying’s call center services appears to be strengthening, from which we expect to generate a positive cash flow. We are seeking to acquire potential target companies and expect to complete any acquisitions in the near future, which may be a more efficient way to expand our business. In the near future, additional amounts need to be used for facility improvements and expansion based on our current estimates of our facilities requirements that are necessary to support the anticipated growth of our business. In addition, we expect additional cash and cash equivalent will be occupied as working capital with the rapid growth of our revenue. We believe that we will be able to finance our acquisition plan, our working capital needs and planned facilities improvements and expansion for at least the next 12 months from cash generated from operations, borrowings under our revolving line of credit and the proceeds from our initial public offering.

To the extent demand for Taiying’s call center BPO services increases, we need to consider establishing or acquiring additional facilities in different cities to meet such increased demand. In addition to subsidiaries established in prior years, we set up Guangdong Taiying Technology Co., Ltd. and two new branch companies of Taiying since 2018. With the completion of our initial public offering in December 2015 and the sustained rapid growth in the last three years, we want to accelerate the expansion of our business by acquiring value-added target companies in the near future.

Our long-term future capital requirements will depend on many factors, including our level of revenue, the timing and extent of our spending to support the maintenance and growth of our operations, the expansion of our sales and the continued market acceptance of our services. As of December 31, 2018, we had a short-term bank loan outstanding of $3,635,623, compared to $3,842,371 short term bank loan outstanding as of December 31, 2017. We also expect to continue to have significant capital requirements associated with the maintenance and growth of our operations, including the lease and build-out of additional facilities primarily to support an increase in the number of our customer service associates and the purchase of computer equipment and software, telecommunications equipment and furniture, fixtures and office equipment to support our operations. We expect to continue to incur additional costs associated with being a publicly traded company in the United States, primarily due to increased expenses that we incur to comply with the requirements of the Sarbanes-Oxley Act of 2002, as well as costs related to accounting and tax services, directors and officers insurance, legal expenses and investor and shareholder-related expenses. These additional long-term expenses may require us to seek other sources of financing, such as additional borrowings or public or private equity or debt capital. The availability of these other sources of financing will depend upon our financial condition and results of operations as well as prevailing market conditions, and may not be available on terms reasonably acceptable to us or at all.

We are using proceeds from our initial public offering to fund our business. Accordingly, the following regulations have to be followed, regarding capital injections to foreign-invested enterprises.

PRC regulations relating to investments in offshore companies by PRC residents. SAFE (Short for State Administration of Foreign Exchange) promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014. SAFE Circular 37 requires PRC residents to register and update certain investments in companies incorporated outside of China with their local SAFE branch. SAFE also subsequently issued various guidance and rules regarding the implementation of SAFE Circular 37, which imposed obligations on PRC subsidiaries of offshore companies to coordinate with and supervise any PRC-resident beneficial owners of offshore entities in relation to the SAFE registration process.

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

Currently, the approved investment amount of WFOE is $10 million, its registered capital as of the last period presented is $5 million. Taiying is a PRC domestic company, which has a registered capital of RMB 10,000,000. Violations of these SAFE regulations may result in severe monetary or other penalties, including confiscation of earnings derived from such violation activities, a fine of up to 30% of the RMB funds converted from the foreign invested funds or in the case of a severe violation, a fine ranging from 30% to 100% of the RMB funds converted from the foreign-invested funds.

Capital Resources

The following table provides certain selected balance sheets comparisons as of December 31, 2018 and December 31, 2017:

	December 31,	December 31,	Increase
	2018	2017	(Decrease)%

Cash and cash equivalents	$24,419,912	$18,628,365	$5,791,547	31%
Accounts receivable, net	30,050,506	23,689,583	6,360,923	27%
Notes receivable – related party, current	-	968,277	(968,277)	-100%
Prepayments	1,689,835	1,277,149	412,686	32%
Prepayment, related party	91,618	-	91,618	100%
Due from related parties, net	199,994	219,051	(19,057)	-9%
Income taxes recoverable	527,995	-	527,995	100%
Other current assets	1,959,923	1,084,929	874,994	81%
Total current assets	58,939,783	45,867,354	13,072,429	29%
Equity investments	3,491,653	3,688,676	(197,023)	-5%
Property and equipment, net	8,290,460	6,067,338	2,223,122	37%
Deferred tax assets	486,009	313,463	172,546	55%
Total non-current assets	12,268,122	10,069,477	2,198,645	22%
Total assets	$71,207,905	$55,936,831	$15,271,074	27%

Short term loan	$3,635,623	$3,842,371	$(206,748)	-5%
Accounts payable	610,724	495,177	115,547	23%
Accounts payable - related parties	162,112	46,661	115,451	247%
Accrued liabilities and other payables	5,673,159	4,724,823	948,336	20%
Deferred revenue	361,636	607,660	(246,024)	-40%
Wages payable	7,082,138	5,565,078	1,517,060	27%
Income taxes payable	364,157	541,321	(177,164)	-33%
Total current liabilities	17,889,549	15,823,091	2,066,458	13%
Total liabilities	$17,889,549	$15,823,091	$2,066,458	13%

We maintain cash and cash equivalents in China. At December 31, 2018 and 2017, bank deposits were as follows:

	December 31,	December 31,
Country	2018	2017
China	$23,767,806	$17,334,930
China (offshore bank account)	596,689	1,221,729
Total	$24,364,495	$18,556,659

The majority of our cash balances at December 31, 2018 are in the form of RMB stored in bank account of China. Cash held in banks (both mainland and offshore bank accounts) in the PRC is not insured. The value of cash on deposit in mainland China of $24,364,495 as of December 31, 2018 has been converted based on the exchange rate as of December 31, 2018. In 1996, the Chinese government introduced regulations, which relaxed restrictions on the conversion of the RMB; however restrictions still remain, including but not limited to restrictions on foreign invested entities. Foreign invested entities may only buy, sell or remit foreign currencies after providing valid commercial documents at only those banks authorized to conduct foreign exchanges. Furthermore, the conversion of RMB for capital account items, including direct investments and loans, is subject to PRC government approval. Chinese entities are required to establish and maintain separate foreign exchange accounts for capital account items. We cannot be certain Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the RMB, especially with respect to foreign exchange transactions. Accordingly, cash on deposit in banks in the PRC is not readily deployable by us for use outside of China.

Cash and cash equivalents

As of December 31, 2018, cash and cash equivalents were $24,419,912, which increased by $5,791,547 compared to $18,628,365 as of December 31, 2017. The following table sets forth certain items in our consolidated statements of cash flows for 2016, 2017 and 2018.

	For The Years Ended December 31,
	2018	2017	2016
Net cash provided by operating activities	$12,142,470	$3,002,240	$5,666,284
Net cash used in investing activities(1)	(4,748,428)	(5,365,819)	(1,020,870)
Net cash provided by (used in) financing activities	(89,084)	3,660,157	(1,510,962)
Exchange rate effect on cash, cash equivalents and restricted cash	(1,513,411)	884,519	(811,033)
Net cash inflow	$5,791,547	$2,181,097	$2,323,419

(1) For net cash used in investing activities for the year ended December 31, 2017, a positive effect from collection of restricted cash of $500,000, which was excluded from presentation of cash flows used in investing activities in the statements of cash flow and included in the beginning balance of cash, cash equivalents and restricted cash pursuant to the adoption of ASU 2016-18.

Accounts Receivable, net

Account receivables, net as of December 31, 2018 was $30,050,506, an increase of $6,360,923 compared to a balance of $23,689,583 as of December 31, 2017. This increase resulted primarily from increases in the volume of services we provide.

Due from related parties, net

As of December 31, 2018, net balances due from related parties were $199,994, a decrease of $19,057 compared to $219,051 at December 31, 2017. The amount owed to the Company by related party companies represents non-secured, interest free, short-term loan obtained from the Company, which was due on demand, for balance outstanding as of December 31, 2018 and 2017.

Current assets

Current assets as of December 31, 2018 totaled $58,939,783, an increase of $13,072,429, or 29% from our December 31, 2017 balance. This increase primarily resulted from a $5,791,547 increase in cash and cash equivalents, a $6,360,923 increase in net accounts receivable, an $874,994 increase in other current assets, a $412,686 increase in prepayments, and a $527,995 increase in income taxes recoverable, offset by a $968,277 decrease in notes receivable from a related party.

Property and equipment, net

Property and equipment, net as of December 31, 2018 were $8,290,460, an increase of $2,223,122 compared to December 31, 2017. This increase primarily resulted from an increase of $2,351,649 in electronic equipment to support the growth of our operations, offset by an aggregate decrease of $86,946 in other property and equipment and current depreciation.

Accrued liabilities and other payables

Accrued liabilities and other payables principally include network rental expense in the telecommunication industry, unpaid travel expense, bonus to employees, and professional service expense. The balance as of December 31, 2018 was $5,673,159, an increase of $948,336 compared to $4,724,823 as of December 31, 2017.

Wages payable

Wages payable as of December 31, 2018 was $7,082,138, an increase of $1,517,060 compared to $5,565,078 as of December 31, 2017. This increase resulted from the increased employees’ compensation with our expansion of operations for the year ended December 31, 2018.

Cash Provided By Operating Activities

Net cash provided by operating activities for the year ended December 31, 2018 totaled $12,142,470. The activities were mainly comprised of net income of $16,301,131, depreciation of $2,635,242, allowance for doubtful accounts of $952,439, and an increase in accrued liabilities and other payables of $1,077,098, offset by an increase of $7,937,804 in net accounts receivable and $970,199 in other current assets.

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

The significant increase in cash flows from our operating activities for the year ended December 31, 2018 compared to the year ended December 31, 2017 primarily resulted from our increase in net income yield from our operation for the year ended December 31, 2018, offset by increase in net accounts receivable.

The significant decrease in cash flows from our operating activities for the year ended December 31, 2017 compared to the year ended December 31, 2016 primarily resulted from our increase in account receivable and prepayments, the decrease in account payable, income taxes payable, and deferred revenue, offset by the increase in net income, depreciation, and wages payable.

Cash Used In Investing Activities

Net cash used in investing activities for the year ended December 31, 2018 totaled $4,748,428. The activities were primarily comprised of a $4,768,139 purchase of property and equipment.

Net cash used in investing activities for the year ended December 31, 2017 totaled $5,365,819. The activities were primarily comprised of a $233,596 collection from a loan made to a third party company, $3,509,404 payment for equity investments, and $2,082,719 purchase of property and equipment.

Net cash used in investing activities for the year ended December 31, 2016 totaled $1,020,870. The activities were primarily comprised of $478,775 used to purchase property and equipment, $18,210 advanced to related parties, and $563,896 loans made to a third party company, offset by $40,011 repayment from related parties.

One of our primary uses of cash in our investing activities for each period is for our purchase of property and equipment, including information technology equipment, furniture, fixtures and leasehold improvements for expansion of available seats. We spent $2,685,420 more than 2017 in purchasing property and equipment for the year ended December 31, 2018. We spent $1,603,944 more than 2016 in purchasing property and equipment for the year ended December 31, 2017. In addition, for the year ended December 31, 2017, we paid cash of $3,509,404 to make investments in other companies for the first time in the past three years.

Cash Provided By (Used In) Financing Activities

For the year ended December 31, 2018, net cash used in financing activities was $89,084, which primarily resulted from a dividend of $355,232 distributed to Jiate, 49% owner of HTCC.

For the year ended December 31, 2017, net cash provided by financing activities was $3,660,157, which primarily consisted of proceeds from a loan from Bank of China.

For the year ended December 31, 2016, net cash used in financing activities was $1,510,962. We repaid short-term loans of $1,510,962.

We have maintained a stable financing with the Bank of China during the year ended December 31, 2018. We decided to distribute the dividend to Jiate for the continuous source of income Jiate has introduced to HTCC.

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

Revenue Recognition

The Company operates call centers and generates revenues primarily by providing BPO services, which focus on complex, voice-based and online-based segment of customer care services.

On January 1, 2018, the Company adopted ASC 606, Revenue from Contracts with Customers, using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under ASC 606, while prior period amounts have not been adjusted and continue to be reported in accordance with the Company’s historic accounting under ASC 605, Revenue Recognition. The adoption had no material impact on the Company’s consolidated financial statements and there was no adjustment to the beginning retained earnings on January 1, 2018.

Under ASC 606, revenue is recognized when control of the promised services is transferred to the Company’s customers, in an amount that reflects the consideration that the Company expects to be entitled to in exchange for those services, net of value-added tax. The Company determines revenue recognition through the following steps:

●	Identify the contract with a customer;

●	Identify the performance obligations in the contract;

●	Determine the transaction price;

●	Allocate the transaction price to the performance obligations in the contract; and

●	Recognize revenue when (or as) the entity satisfies a performance obligation.

The Company provides BPO service, such as i) inbound call service, which includes directory assistance, mobile phone service plan, billing questions, hotline consultation, complaints, customer feedbacks, customer relationship management, etc., and ii) outbound call service, which includes products selling, marketing surveys, new products informing, plans expiration and bills overdue notification, products selling, marketing surveys, new products informing, plans expiration and bills overdue notification, etc., for its customers.

The Company makes arrangement and provides service to its customer pursuant to a master agreement that specifies service content and the price of an individual performance of each service, generally on monthly basis. The BPO inbound and outbound service fees are based on either a per minute, per hour, per transaction or per call basis. For outbound call service, certain business successful rate was obtained. The fee is determined on a per call basis where the Company receives a basic standard fee for each call plus an extra fee for successfully selling a product or completing a survey, etc.

The nature of the Company’s contracts with customers gives rise to certain types of variable consideration. Certain client programs provide for adjustments to monthly billings based upon whether the Company achieves, exceeds or fails certain performance criteria. Adjustments to monthly billings consist of contractual bonuses/penalties, holdbacks and other performance based contingencies. The Company includes estimated amounts of variable consideration in the transaction price to the extent that it is probable there will not be a significant reversal of revenue. Estimates are based on historical or anticipated performance and represent the Company’s best judgment at the time.

Revenues are recognized as the performance obligations are satisfied over time over the service period as the service is rendered.

The Company’s chief operating decision maker reviews results analyzed by customers and the analysis is only presented at the revenue level with no allocation of direct or indirect costs. The Company determines that it has only one operating segment. Consequently, the Company does not disaggregate revenue recognized from contracts with customers.

Contract liabilities represented receipt in advance from customers. As of December 31, 2018, receipt in advance from customers was $361,636. As of December 31, 2017, receipt in advance from customers was and $331,009, of which $310,510 was recognized as revenue in the year ended December 31, 2018. Receipt in advance from customers is included in deferred revenue in the consolidated balance sheets. The Company does not have any contract asset.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates and judgments on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions of future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. Significant estimates and assumptions by management include, among others, useful lives and impairment of long-lived assets, impairment of equity investments, allowance for doubtful accounts, income taxes including the valuation allowance for deferred tax assets, and estimated amounts of variable consideration in the Company’s revenue recognition. While the Company believes that the estimates and assumptions used in the preparation of the financial statements are appropriate, actual results could differ from those estimates. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the financial statements in the period they are determined to be necessary.

Noncontrolling Interest

Noncontrolling interest on the consolidated balance sheets resulted from the consolidation of HTCC, a 51% owned subsidiary starting from January 31, 2017. The portion of the income or loss applicable to the noncontrolling interest in subsidiaries is reflected in the consolidated statements of income and comprehensive income.

Fair Value of Financial Instruments

For certain of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, net, prepayments, income taxes recoverable, other current assets, accounts payable, accrued liabilities and other payables, deferred revenue, wages payable, income taxes payable, and short term loan, the carrying amounts approximate their fair values due to the short maturities.

Equity Investments

The Company’s equity investments consist of investments in equity securities of privately held companies without readily determinable fair value, where the Company’s level of ownership is such that it cannot exercise significant influence over the investees. Investments are initially recorded at the amount of the Company’s initial investment and adjusted for declines in fair value that are considered other than temporary.

Subsequent to the Company’s adoption of ASC 321 on January 1, 2018, the Company elected to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. The Company makes a qualitative assessment of whether the investments is impaired at each reporting date. If a qualitative assessment indicates that an investment is impaired, the Company estimates the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Company has to recognize an impairment loss in net income equal to the difference between the carrying value and fair value.

Foreign Currency Translation

The accompanying consolidated financial statements are presented in United States dollar (“$”), which is the reporting currency of the Company. The functional currency of China Customer Relations Centers, Inc. and CBPO is United States dollar. The functional currency of the Company’s subsidiary and VIEs located in the PRC is Renminbi (“RMB”). For the subsidiaries whose functional currencies are RMB, results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. The resulting translation adjustments are included in determining other comprehensive income. Transaction gains and losses are reflected in the consolidated statements of income and comprehensive income. For the years ended December 31, 2018, 2017 and 2016, the Company had gain (loss) of $231,928, ($283,343) and $278,411, respectively, resulting from foreign currency transactions, which was included in other income (other expense) in the consolidated statements of income and comprehensive income.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (ASC 606)” and issued subsequent amendments to the initial guidance or implementation guidance between August 2015 and November 2017 within ASU 2015-04, ASU 2016-08, ASU 2016-10, ASU 2016-12, ASU 2016-20, ASU 2017-13, and ASU 2017-14 (collectively, including ASU 2014-09, “ASC 606”). Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. Effective January 1, 2018, the Company adopted the standard using the modified retrospective method, the adoption of ASC 606 did not have a material impact on our consolidated financial statements. See Note 2 – Revenue Recognition for further details.

In January 2016, the FASB issued ASU No. 2016-01, “Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities,” which improves the recognition and measurement of financial instruments. The new guidance requires equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income and separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (i.e., securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements. The ASU allows a measurement alternative for equity investments without readily determinable fair value and do not qualify for the existing practical expedient in ASC 820, Fair Value Measurements and Disclosures, at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transaction for identical or similar investments of the same issuer, if any.

ASU 2016-01 was further amended in February 2018 by ASU 2018-03, “Technical Corrections and Improvements to Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities.” This update was issued to clarify certain narrow aspects of guidance concerning the recognition of financial assets and liabilities established in ASU 2016-01. This includes an amendment to clarify that an entity measuring an equity security using the measurement alternative may change its measurement approach to a fair valuation method in accordance with Topic 820, Fair Value Measurement, through an irrevocable election that would apply to that security and all identical or similar investments of the same issued.

ASU 2016-01 and 2018-03 are effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company adopted the ASU effective January 1, 2018. The adoption did not have a material impact on our consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)” and issued subsequent amendments to the initial guidance or implementation guidance including ASU 2017-13, 2018-01, 2018-10, 2018-11, 2018-20 and 2019-01 (collectively, including ASU 2016-02, “ASC 842”). Under ASC 842, lessees will be required to recognize all leases at the commencement date including a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use (ROU) asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.

The standard will be effective for the Company beginning January 1, 2019, with early adoption permitted. The Company will adopt the standard on January 1, 2019 on a modified retrospective basis and will not restate comparable periods. The Company will elect the package of practical expedients permitted under the transition guidance, which allows the Company to carry forward the historical lease classification, the assessment whether a contract is or contains a lease and initial direct costs for any leases that exist prior to adoption of the new standard. The Company will also elect the practical expedient not to separate lease and non-lease components for certain classes of underlying assets and the short-term lease exemption for contracts with lease terms of 12 months or less. The Company estimates that approximately $8.7 million would be recognized as total right-of-use assets and total lease liabilities in the consolidated balance sheets as of January 1, 2019. However, the Company does not expect the adoption to have a material impact to the consolidated statements of income and comprehensive income and cash flows.

In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (ASC 230): Restricted Cash” update on the presentation of restricted cash in the statement of cash flows. The new guidance requires an entity to show the changes in the total of cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows, and an entity will no longer present transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. The Company adopted this new accounting standard retrospectively starting January 1, 2018.

As a result of the adoption, net cash provided by investing activities was adjusted to exclude the changes in restricted cash, resulting in an increase of $500,000 in net cash used in investing activities in the previously reported amount for the year ended December 31, 2017. The Company’s restricted cash represents cash deposits in escrow account in relation to our IPO commenced in 2015, separately from cash and cash equivalents.

In October 2018, the FASB released ASU No. 2018-17, “Consolidation (“ASC 810”): Targeted Improvements” to Related Party Guidance for Variable Interest Entities, which improves the consistency of the application of the variable interest entity related party guidance for common control arrangements. The amendments require reporting entities to consider indirect interests held through related parties under common control on a proportional basis rather than as the equivalent of a direct interest in its entirety (as currently required in GAAP) when determining whether a decision-making fee is a variable interest. ASU 2018-17 will be effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years, and early adoption is permitted. The amendments should be applied retrospectively with a cumulative-effect adjustment to retained earnings at the beginning of the earliest period presented. The Company does not expect that the adoption will have a material impact on our financial condition or results of operations.

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

The following table summarizes our contractual obligations as of December 31, 2018, and the effect these obligations are expected to have on our liquidity and cash flows in future periods:

Contractual obligations	Total	1 year	2-3 years	4-5 years	thereafter
Operating leases	$9,734,482	$3,817,578	$3,701,259	$1,988,383	$227,262
Total	$9,734,482	$3,817,578	$3,701,259	$1,988,383	$227,262

G.	Safe Harbor.

See “Forward-Looking Statements.”

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management.

MANAGEMENT

The following table sets forth our executive officers and directors, their ages and the positions held by them:

Name	Age	Position	Appointed
Gary Wang(1) (2)	51	Chief Executive Officer, Chairman of the Board and Director	2014
David Wang(1) (2)	48	Chief Financial Officer, Director	2014
Guoan Xu(1) (2)	43	Vice President, Director	2014
Tao Bai	42	Vice President	2017
Tianjun Zhang(1) (4) (5) (6) (7)	47	Director	2015
Weixin Wang(1) (3) (6) (7)	49	Director	2014
Jie Xu(1) (4) (5)	47	Director	2014
Owens Meng(1) (3) (5) (6) (7)	41	Director	2014

(1)	The individual’s business address is c/o Taiying, 1366 Zhongtianmen Dajie, Xinghuo Science and Technology Park, High-tech Zone, Taian City, Shandong Province, People’s Republic of China 271000.

(2)	Class III director whose term expires at the 2019 annual meeting of shareholders.

(3)	Class II director whose term expires at the 2021 annual meeting of shareholders.

(4)	Class I director whose term expires at the 2020 annual meeting of shareholders.

(5)	Member of audit committee.

(6)	Member of compensation committee.

(7)	Member of nominating committee.

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

Owens Meng. Mr. Meng has served as an independent director of CCRC since September 2014. Mr. Meng is a certified public accountant in Delaware. Since 2013, Mr. Meng has been the managing director of Beijing Songlin Xinya Financial Consultants, Ltd. Between 2007 and 2013, Mr. Meng served as chief representative of Sherb Consulting LLC Beijing Representative Office, and managing director of Sherb & Co, LLP, a mid-sized accounting firm which has audited more than 25 China-based, US publicly traded companies. Between 2003 and 2006, Mr. Meng worked as an audit manager for Grant Thornton Beijing. Mr. Meng is a member of China Institute of Certified Public Accountants (CICPA), and a Certified Internal Auditor (CIA) of the Institute of Internal Auditors. Mr. Meng has also served as an independent director of TDH Holdings, Inc. since February 2019. Mr. Meng holds a bachelor degree in accounting and economics from Beijing Technology and Business University. Mr. Meng was nominated as a director because of his experience in auditing, US GAAP and with United States compliance issues.

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

In 2018, we paid an aggregate of approximately $1,532,973 U.S. dollars in cash as salaries bonuses and fees to our senior executives and officers named in this annual report. Other than salaries, fees and share incentives, we do not otherwise provide pension, retirement or similar benefits to our officers and directors.

Director Compensation

All directors hold office until the next annual meeting of shareholders at which their respective class of directors is re-elected and until their successors have been duly elected and qualified. There are no family relationships among our directors or executive officers. Officers are elected by and serve at the discretion of the Board of Directors. Employee directors do not receive any compensation for their services. Independent directors are entitled to receive $20,000 per year for serving as directors and may receive stock, option or other equity-based incentives to our directors for their service. The following table presents information regarding the compensation of our independent directors for fiscal 2018. Compensation for our Chief Executive Officer, Gary Wang, Chief Financial Officer, David Wang and Guoan Xu are Vice President is reflected above in the Summary Compensation Table rather than below.

Summary Director Compensation Table FY 2018

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

The directors are divided into three classes, as nearly equal in number as the then total number of directors permits. Class I directors shall face re-election at our annual general meeting of shareholders in 2020 and every three years thereafter. Class II directors shall face re-election at our annual general meeting of shareholders in 2021 and every three years thereafter. Class III directors shall face re-election at our annual general meeting of shareholders in 2019 and every three years thereafter.

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

Our Employees

As of December 31, 2018, we had approximately 11,101 full-time employees and approximately 3,135 part-time employees and interns. Our senior management and many of our employees have had prior experience in the call center industry.

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

The following tables set forth certain information with respect to the beneficial ownership of our common shares as of April 26, 2019, for:

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

Applicable percentage ownership is based on 18,329,600 common shares outstanding at April 26, 2019. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o China Customer Relations Centers, Inc., 1366 Zhongtianmen Dajie, Xinghuo Science and Technology Park, High-tech Zone, Taian City, Shandong Province, People’s Republic of China 271000.

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

2018 Share Incentive Plan

On August 11, 2018, the Company’s shareholders approved the 2018 Share Incentive Plan (the “2018 Incentive Plan”). The 2018 Incentive Plan allows for issuance of up to 2,000,000 shares of the Company’s Common Shares to employees, non-employee directors, officers and consultants for services rendered to the Company.

As of the current date, there are 2,000,000 shares available for issuance under the 2018 Incentive Plan.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders.

The following tables set forth certain information with respect to the beneficial ownership of our common shares as of April 26, 2019, for:

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

Applicable percentage ownership is based on 18,329,600 common shares outstanding at April 26, 2019. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o China Customer Relations Centers, Inc., 1366 Zhongtianmen Dajie, Xinghuo Science and Technology Park, High-tech Zone, Taian City, Shandong Province, People’s Republic of China 271000.

	Beneficial Ownership (1)
Name of Beneficial Owner	Common Shares	Percentage
Qingmao Zhang	1,174,000	6.4%
5% or greater beneficial owners as a group	1,174,000	6.4%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common shares or the power to receive the economic benefit of the common shares.

B.	Related Party Transactions.

The related parties had transactions for the years ended December 31, 2018, 2017 and 2016 consist of the following:

Name of Related Party	Nature of Relationship
Guoan Xu	Shareholder, Director and Vice President

Beijing Taiying Anrui Holding Co., Ltd. (“Beijing Taiying”)	Sole Shareholder

Shandong Luk Information Technology Co., Ltd. (“Shandong Luk”)	Controlled by the brother of Gary Wang

Chongqing Shenggu Human Resources Co., Ltd. (“CSHR”)	Controlled by Beijing Taiying

Chongqing Taiying Shiye Development Co., Ltd. (“Shiye”)	David Wang being a 5% shareholder

Beijing Jiate Information Technology Co., Ltd. (“Jiate”)	Noncontrolling shareholder of HTCC

Jiangsu Sound Valley Human Resource Management Co., Ltd. (“JSVH”)	Controlled by Gary Wang

Jinan Shenggu Human Resources Management Co., Ltd. (“JSHR”)	Controlled by Gary Wang

Beijing Shenggu Education Investment Co., Ltd. (“BSEI”)	Controlled by Gary Wang

Tai’an Taiying Wealth and Equity Investment and Management Co., Ltd. (“TWIC”)	David Wang being the legal person of TWIC

Notes receivable from related party

As of December 31, 2017, the Company had receivables from Shiye in the amount of $968,277, which was presented as notes receivable – related party in the consolidated balance sheets. On April 10, 2018, the Company and Shiye entered into an agreement, pursuant to which Shiye agreed to settle the remaining outstanding balance due to the Company before December 31, 2018. The Company has not received the payment and decided to reserve an allowance for all the outstanding balance from Shiye as the Company does not expect to collect from Shiye within a reasonable period of time.

Investment in related party company

On September 13, 2018, the Company invested in TWIC in the amount of RMB10,000, or $1,461. TWIC was established on March 9, 2018 by David Wang. As of the filing date, TWIC has not conducted any operations.

As of December 31, 2018, the balance of equity investment in TWIC was included in equity investments in the consolidated balance sheets.

Revenues from related party

The Company was the subcontractor of Shandong Luk. The Company did not generate any related party revenues from Shandong Luk for the years ended December 31, 2018, 2017, and 2016. During the year ended December 31, 2016, the Company decided to reserve an allowance for all outstanding receivable balance from Shandong Luk as the Company does not expect to collect from Shandong Luk within a reasonable period of time.

Services provided by related parties

The Company subcontracted projects to Shandong Luk and Shandong Luk provided services in the amount of $0, $67,440, and $485,304 for the years ended December 31, 2018, 2017, and 2016, respectively, which were included in the cost of revenues. The Company does not have any outstanding balance owed to Shandong Luk as of December 31, 2018 and 2017.

BSEI leased certain office space at Zaozhuang Software and Service Industrial Park with a total area of 18,000 square meters, of which 6,500 square meters was subleased to ZSEC at a price of RMB0.5 per square meter per day, from July 1, 2018 to January 1, 2021. Lease expense incurred for the BSEI lease for the year ended December 31, 2018 was $88,441. As of December 31, 2018, the balance of lease payables to BSEI was $0.

Jiate acts as an intermediary agent and receives commission for referring customers to HTCC. Jiate charged the Company $121,397, $193,142 and $188,319 for the customers it referred to the Company during the years ended December 31, 2018, 2017 and 2016, which was included in selling, general and administrative expenses. As of December 31, 2018 and 2017, the balance owed to Jiate was $55,339 and $46,661, respectively.

JSVH, JSHR and Beijing Taiying provided service to the Company in the amount of $553,305, $35,089, and $0, respectively, during the year ended December 31, 2018, and $42,060, $0, and $108,453, respectively, during the year ended December 31, 2017. The expense from which were included in selling, general and administrative expenses. As of December 31, 2018 and 2017, the collective balance owed to JSVH, JSHR and Beijing Taiying was $106,773 and $0, respectively.

Prepayment made to related party

In the year ended December 31, 2018, the Company advanced Beijing Taiying $95,244, representing prepayment for future services. As of December 31, 2018 and 2017, the balance of prepayment to related party was $91,618 and $0, respectively.

Due from related party

Due from related party represents non-secured, interest free, short-term loan CSHR obtained from the Company, which was due on demand. As of December 31, 2018 and 2017, the balance of due from related party was $199,994 and $219,051, respectively.

Subsequent to year end, CSHR repaid approximately $45,000 of the outstanding balance.

Due to related parties

For the years ended December 31, 2018, 2017, and 2016, Guoan Xu paid expenses on behalf of the Company in the amount of $0, $0, and $1,746, respectively, and the Company made repayment to Guoan Xu in the amount of $0, $1,717, and $0, respectively. As of December 2018 and 2017, the balance owed to Guoan Xu was $0.

For the years ended December 31, 2018, 2017, and 2016, the Company purchased property and equipment through Jiate in the amount of $0, $15,539, and $238,353, respectively, The Company made payment to Jiate in the amount of $0, $472,197, and $0 during the years ended December 31, 2018, 2017, and 2016, respectively.

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

PRC Foreign Investment Law

On March 15, 2019, the National People’s Congress of the PRC adopted the FIL, which will become effective on January 1, 2020. The FIL sets forth the principal basic legal framework of foreign investment in the PRC, and once taking effect, will replace the trio of existing laws regulating foreign investment in the PRC, namely, the Wholly Foreign-Invested Enterprises Law, the Law on Sino-Foreign Equity Joint Ventures, and the Law on Sino-Foreign Contractual Joint Ventures, together with their implementation rules and ancillary regulations. Pursuant to the FIL, foreign-invested enterprises established after the effective date of the FIL will comply with, as the case may be, the Company Law or the Partnership Enterprise Law of the PRC in terms of its organization form, corporate structure and bylaws. For FIEs established prior to the effective date of the FIL, they will have a five-year transition period, during which the FIEs, such as our WFOE, may maintain its current organization form, corporate structure and bylaws.

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

On April 14, 2008, the Chinese Ministry of Science and Technology, Ministry of Finance and State Administration of Taxation enacted the Administrative Measures for Certifying High and New Technology Enterprises, which retroactively became effective on January 1, 2008 and amended on January 1, 2016. Under the EIT Law, certain qualified high-tech companies may benefit from a preferential tax rate of 15% if they own their core intellectual properties and are classified into certain industries strongly supported by the Chinese government and set forth by certain departments of the Chinese State Council. Taiying was granted the high and new technology enterprise (“HNTE”) qualification valid for three years starting from June 12, 2009, which was subsequently renewed, and is currently valid through November 29, 2021. Further, the following subsidiaries were granted the HNTE qualifications and entitled to a preferential EIT rate of 15% valid for three years: Central BPO starting from December 5, 2016, JTTC from November 30, 2016, SCBI from December 15, 2016, JCBI from November 30, 2016, HTCC from October 27, 2017, JXTT from November 15, 2016, and ZSEC from August 16, 2018. There can be no assurance, however, that Taiying and its subsidiaries will continue to meet the qualifications for such a reduced tax rate. In addition, there can be no guaranty that relevant governmental authorities will not revoke Taiying’s “high and new technology enterprise” status in the future.

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

PRC Value-Added Tax (“VAT”)

The Provisional Regulations of the PRC on Value-added Tax were promulgated by the State Council on December 13, 1993 and came into effect on January 1, 1994 which were subsequently amended on November 10, 2008, February 6, 2016, and November 19, 2017, and the Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax was promulgated by the Ministry of Finance on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011. On December 12, 2013, the Ministry of Finance and the State Administration of Taxation, or the SAT, issued the Circular on Including the Railway Transportation and Postal Industries in the Pilot Program of Replacing Business Tax with Value-Added Tax, or the Pilot Collection Circular. The scope of certain modern services industries under the Pilot Collection Circular is expanded to cover research and development and technical services, cultural and creative services, and radio, film and television services. In addition, according to the Notice on Including the Telecommunications Industry in the Pilot Program of Levying Value-added Tax in Lieu of Business Tax, which became effective on June 1, 2014, the scope of certain modern services industries under the Pilot Collection Circular is further expanded to cover the telecommunications industry. On March 23, 2016, the Ministry of Finance and SAT issued the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax in Lieu of Business Tax. Effective from May 1, 2016, the PRC tax authorities collect the valued-added tax in lieu of Business Tax in all regions and industries.

Pursuant to the Circular of the State Council on Effectively and Comprehensively Promoting the Pilot Program of Replacing Business Tax with Value-added Tax recently amended on November 19, 2017 and the regulations hereof, the VAT rates generally applicable were 17%, 11%, 6% and 0%, and the VAT rate applicable to the small-scale taxpayers was 3% and 6% to value-added telecommunications services. On April 4, 2018, SAT issued the Circular Regarding Adjusting Value-added Tax Rates, which came into effect on May 1, 2018, and thus, as of December 31, 2018, the VAT tax rates were 16%, 10%, 6%, and 0%. The VAT rates were further decreased pursuant to the Circular Regarding the Relevant Policies of Deepening Value-added Tax Reform jointly issued by the Ministry of Finance, SAT, and the General Administration of Customs on March 20, 2019, which became effective on April 1, 2019 (the “Circular 39”). Pursuant to the Circular 39, starting June 1, 2019, the previous VAT rates of 16% and 10% are now adjusted to 13% and 9%.

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

Not Applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our main interest rate exposure relates to bank borrowings. We manage our interest rate exposure with a focus on reducing our overall cost of debt and exposure to changes in interest rates. In 2018, we had $3.74 million weighted average outstanding bank loans, with weighted average effective interest rate of 5.22%. In the year 2017, we had $0.89 million weight average outstanding bank loans, with weighted average effective interest rate of 0.19%.

As of December 31, 2018, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, profit attributable to equity owners of our company would have been RMB 2,571,084 ($373,900) lower/higher, respectively, mainly as a result of higher/lower interest income from our cash and cash equivalents and loan receivables.

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

Foreign Exchange Risk

Our functional currency is the RMB, and our financial statements are presented in U.S. dollar. The RMB depreciated against the U.S. dollar by 5.69% in 2018 and depreciated against the U.S. dollar by 6.3% in 2017. The change in the value of RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operation.

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

As of December 31, 2018 (the “Evaluation Date”), the company carried out an evaluation, under the supervision of and with the participation of management, including the company’s chief executive officer and chief financial officer, of the effectiveness of the design and operation of the company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based on the foregoing, the chief executive officer and chief financial officer concluded that as of the Evaluation Date the company’s disclosure controls and procedures were effective and designed to ensure that all material information required to be included in our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and to ensure that information required to be disclosed is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decision regarding required disclosure.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2018. In making this assessment, management used the framework set forth in the report Internal Control – Integrated framework issued in 2013 by the Committee of Sponsoring Organization of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (1)the control environment, (2)risk assessment,(3)control activities, (4)information and communication and (5)monitoring.

Based on that evaluation, management concluded that these controls were effective at December 31, 2018.

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

Audit Fees

During fiscal 2018 and 2017, MaloneBailey, LLP’s fees for the annual audit of our financial statements and the periodic reviews of the financial statements were $307,000 and $275,000, respectively.

Audit-Related Fees

The company did not pay MaloneBailey, LLP for audit-related fees in fiscal 2018 or 2017.

Tax Fees

The company has not paid MaloneBailey, LLP for tax services in fiscal 2018 or 2017.

All Other Fees

The company has not paid MaloneBailey, LLP for any other services in fiscal 2018 or 2017.

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

Item 16D. Exemptions form the Listing Standards for the Audit Committee

Not Applicable.

Item 16E. Purchase of Equity Securities by the Issuer and the Affiliated Purchasers

Neither the company nor any affiliated purchaser has purchased any shares or other units of any class of the company’s equity securities registered by the company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended December 31, 2018.

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

Item 19. Exhibits

Exhibit No.	Description of Exhibit

1.1	Memorandum and Articles of Association (1)

2.1	Specimen Common Share Certificate (1)

4.1	Translation of Shareholder’s Voting Proxy Agreement (1)

4.2	Translation of Entrusted Management Agreement (1)

4.3	Translation of Exclusive Option Agreement (1)

4.4	Translation of Pledge of Equity Agreement (1)

4.5	Employment Agreement of Gary Wang (2)

4.6	Employment Agreement of David Wang (2)

4.7	Employment Agreement of GuoanXu (2)

4.8	Employment Agreement of Tao Bai (3)

8.1	List of Subsidiaries

11.1	Code of Ethics (1)

12.1	Certification of the Chief Executive Officer of China Customer Relations Centers, Inc. pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer of China Customer Relations Centers, Inc. pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	2018 Share Incentive Plan (4)

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Labels Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

(1)	Filed as an exhibit to the China Customer Relations Centers, Inc.’s Registration Statement on Form S-1, as amended on Form F-1 (Registration No. 333-199306) initially filed on October 14, 2014 and hereby incorporated by reference.
(2)	Filed as an exhibit to China Customer Relations Centers, Inc.’s 2016 Annual Report on Form 20-F, filed on April 28, 2017 and hereby incorporated by reference.
(3)	Filed as an exhibit to China Customer Relations Centers, Inc.’s 2017 Annual Report on Form 20-F, filed on April 27, 2018 and hereby incorporated by reference.
(4)	Filed as part of a exhibit to the Registrant’s report on Form 6-K, filed on June 28, 2018 and hereby incorporated by reference.

SIGNATURES

The registrant hereby certifies that is meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA CUSTOMER RELATIONS CENTERS, INC.

By:	/s/ GARY WANG
Gary Wang
Chief Executive Officer

Date: April 26, 2019

CHINA CUSTOMER RELATIONS CENTERS, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

China Customer Relations Centers, Inc. and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of China Customer Relations Centers, Inc. and Subsidiaries (collectively, the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

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

Houston, Texas

April 26, 2019

CHINA CUSTOMER RELATIONS CENTERS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2018	2017

ASSETS
Cash and cash equivalents	$24,419,912	$18,628,365
Accounts receivable, net	30,050,506	23,689,583
Notes receivable - related party	-	968,277
Prepayments	1,689,835	1,277,149
Prepayment, related party	91,618	-
Due from related parties, net	199,994	219,051
Income taxes recoverable	527,995	-
Other current assets	1,959,923	1,084,929
Total current assets	58,939,783	45,867,354
Equity investments	3,491,653	3,688,676
Property and equipment, net	8,290,460	6,067,338
Deferred tax assets	486,009	313,463
Total non-current assets	12,268,122	10,069,477
Total assets	$71,207,905	$55,936,831

LIABILITIES AND EQUITY
Accounts payable	$610,724	$495,177
Accounts payable - related parties	162,112	46,661
Accrued liabilities and other payables	5,673,159	4,724,823
Deferred revenue	361,636	607,660
Wages payable	7,082,138	5,565,078
Income taxes payable	364,157	541,321
Short term loans	3,635,623	3,842,371
Total current liabilities	17,889,549	15,823,091
Total liabilities	17,889,549	15,823,091
Equity
Common shares, $0.001 par value, 100,000,000 shares authorized, 18,329,600 shares issued and outstanding as of December 31, 2018 and December 31, 2017	18,330	18,330
Additional paid-in capital	11,202,396	11,202,396
Retained earnings	40,065,822	25,292,402
Statutory reserves	3,916,149	2,597,031
Accumulated other comprehensive income (loss)	(2,592,289)	80,868
Total China Customer Relations Centers, Inc. shareholders’ equity	52,610,408	39,191,027
Noncontrolling interest	707,948	922,713
Total equity	53,318,356	40,113,740
Total liabilities and equity	$71,207,905	$55,936,831

The accompanying notes are an integral part of these consolidated financial statements

CHINA CUSTOMER RELATIONS CENTERS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For The Years Ended December 31,
	2018	2017	2016

Revenues, net	$141,433,641	$88,971,787	$72,731,706
Cost of revenues	102,567,896	65,562,563	53,098,552
Gross profit	38,865,745	23,409,224	19,633,154
Operating expenses:
Selling, general & administrative expenses	21,329,908	14,766,524	11,082,106
Total operating expenses	21,329,908	14,766,524	11,082,106
Income from operations	17,535,837	8,642,700	8,551,048
Interest expense	(404,958)	(1,609)	(50,383)
Government grants	1,709,297	1,885,340	801,125
Other income	552,205	175,995	479,387
Other expense	(124,370)	(331,641)	(55,003)
Total other income	1,732,174	1,728,085	1,175,126
Income before provision for income taxes	19,268,011	10,370,785	9,726,174
Income tax provision	2,966,880	1,255,654	1,448,923
Net income	16,301,131	9,115,131	8,277,251
Less: net income attributable to noncontrolling interest	208,593	341,672	-
Net income attributable to China Customer Relations Centers, Inc.	$16,092,538	$8,773,459	$8,277,251

Comprehensive income
Net income	$16,301,131	$9,115,131	$8,277,251
Other comprehensive income (loss)
Foreign currency translation adjustment	(2,741,283)	2,141,796	(1,537,534)
Total Comprehensive income	13,559,848	11,256,927	6,739,717
Less: Comprehensive income attributable to noncontrolling interest	140,467	401,324	-
Comprehensive income attributable to China Customer Relations Centers, Inc.	$13,419,381	$10,855,603	$6,739,717

Earnings per share attributable to China Customer Relations Centers, Inc.
Basic	$0.88	$0.48	$0.45
Diluted	$0.88	$0.48	$0.45
Weighted average common shares outstanding
Basic	18,329,600	18,329,600	18,329,600
Diluted	18,329,600	18,329,600	18,329,600

The accompanying notes are an integral part of these consolidated financial statements

CHINA CUSTOMER RELATIONS CENTERS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Number of Shares	Common Stock	Additional Paid-in Capital	Statutory Reserves	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest		Total

Balance, January 1, 2016	18,329,600	$18,330	$11,178,774	$1,288,617	$9,728,228	$(450,434)	$		$21,763,515
Net income					8,277,251				8,277,251
Foreign currency translation adjustment						(1,537,534)			(1,537,534)
Transfer to reserve				779,218	(779,218)				-
Balance, December 31, 2016	18,329,600	$18,330	$11,178,774	$2,067,835	$17,226,261	$(1,987,968)	$		$28,503,232
Net income					8,773,459			341,672	9,115,131
Foreign currency translation adjustment						2,082,144		59,652	2,141,796
Contribution from non-controlling investor			23,622		(178,122)	(13,308)		521,389	353,581
Transfer to reserve				529,196	(529,196)				-
Balance, December 31, 2017	18,329,600	$18,330	$11,202,396	$2,597,031	$25,292,402	$80,868		$922,713	$40,113,740
Net income					16,092,538			208,593	16,301,131
Foreign currency translation adjustment						(2,673,157)		(68,126)	(2,741,283)
Distribution of dividend to noncontrolling investor								(355,232)	(355,232)
Transfer to reserve				1,319,118	(1,319,118)				-
Balance, December 31, 2018	18,329,600	$18,330	$11,202,396	$3,916,149	$40,065,822	$(2,592,289)		$707,948	$53,318,356

The accompanying notes are an integral part of these consolidated financial statements

CHINA CUSTOMER RELATIONS CENTERS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For The Years Ended December 31,
	2018	2017	2016
Cash flows from operating activities
Net income	$16,301,131	$9,115,131	$8,277,251
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	2,635,242	1,852,152	1,542,352
Allowance for doubtful accounts	952,439	429,803	805,870
Loss on disposal of property and equipment	34,166	2,416	-
Deferred income taxes	(196,909)	(230,043)	(84,067)
Changes in assets and liabilities:
Accounts receivable, net	(7,937,804)	(9,269,755)	(5,561,722)
Prepayments	(887,778)	(1,313,830)	(767,516)
Prepayment, related party	(95,244)	-	-
Other current assets	(970,199)	25,925	(63,669)
Accounts payable	147,818	(505,372)	193,639
Accounts payable - related parties	122,630	(88,136)	25,276
Wages payable	1,884,440	2,393,214	277,335
Income taxes recoverable	(548,893)	-	-
Income taxes payable	(153,896)	(386,825)	(67,681)
Deferred revenue	(221,771)	(38,813)	634,644
Accrued liabilities and other payables	1,077,098	1,016,373	454,572
Net cash provided by operating activities	12,142,470	3,002,240	5,666,284
Cash flows from investing activities
Purchase of property and equipment	(4,768,139)	(2,082,719)	(478,775)
Proceed from disposal of property and equipment	9,197	108	-
Repayment from third parties	-	233,596	-
Loans on third parties	-	-	(563,896)
Repayments from related parties	117,802	-	40,011
Advance to related parties	(105,827)	(7,400)	(18,210)
Payments for equity investments	(1,461)	(3,509,404)	-
Net cash used in investing activities	(4,748,428)	(5,365,819)	(1,020,870)
Cash flows from financing activities
Contribution from noncontrolling investor in subsidiary	-	353,581	-
Dividend distributed to noncontrolling investor in subsidiary	(355,232)	-	-
Repayment to related parties	-	(473,914)	-
Borrowings of short term loans	3,891,596	3,780,490	-
Repayment of short term loans	(3,625,448)	-	(1,510,962)
Net cash provided by (used in) financing activities	(89,084)	3,660,157	(1,510,962)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(1,513,411)	884,519	(811,033)
Net change in cash, cash equivalents and restricted cash	5,791,547	2,181,097	2,323,419
Cash, cash equivalents and restricted cash, beginning of the year	18,628,365	16,447,268	14,123,849
Cash, cash equivalents and restricted cash, end of the year	$24,419,912	$18,628,365	$16,447,268
Supplemental cash flow information
Interest paid	$404,958	$1,609	$50,383
Income taxes paid	$3,929,237	$1,767,983	$1,558,290
Non-cash investing and financing activities
Transfer from prepayments to property and equipment	$392,637	$866,940	$932,192
Liabilities assumed in connection with purchase of PPE	$88,112	$252,317	$672,715
Property and equipment paid by related party	$-	$15,539	$-
Short term debt reclassified to due to related party	$-	$-	$203,048
Advance to related party settled through service provided	$-	$52,215	$-
Settlement of notes receivable from a third party	$-	$328,783	$-
Operating expenses paid by related party	$-	$-	$107,634

Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets
Cash and cash equivalents	$24,419,912	$18,628,365	$15,947,268
Restricted cash	-	-	500,000
Total cash, cash equivalents and restricted cash	$24,419,912	$18,628,365	$16,447,268

The accompanying footnotes are an integral part of these consolidated financial statements

CHINA CUSTOMER RELATIONS CENTERS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – ORGANIZATION

China Customer Relations Centers, Inc. (the “Company”), was incorporated on March 6, 2014 under the laws of British Virgin Islands. China BPO Holdings Limited (“CBPO”), the Company’s 100% owned subsidiary, was established in Hong Kong on March 28, 2014 as a limited liability company. Other than the equity interest in CBPO, the Company does not own any material assets or liabilities except for cash and cash equivalents, as disclosed in the table at page F-11 or conduct any operations. CBPO holds all of the outstanding equity interest in Shandong Juncheng Information Technology Co., Ltd., a company established on August 19, 2014 in the People’s Republic of China (“PRC”) as a wholly foreign owned enterprise (“WFOE”). Other than the equity interest in WFOE, CBPO does not own any material assets or liabilities except for cash and cash equivalents and long term investment, as disclosed in the table at page F-11 or conduct any operations. Shandong Taiying Technology Co., Ltd (“Taiying”) was incorporated on December 18, 2007 as a domestic Chinese corporation. Taiying and its wholly owned or majority owned subsidiaries are engaged in business process outsourcing (“BPO”), acting as a service provider focusing on the complex voice-based and online-based segment of customer care services, including customer relationship management, sales, customer retention, marketing surveys and research for some of China’s big enterprises.

The Company does not conduct any substantive operations of its own, rather, it conducts its primary business operations through WFOE, which in turn, conducts its business substantially through Taiying. Effective control over Taiying was transferred to the Company through the series of contractual arrangements without transferring legal ownership in Taiying (“reorganization”). As a result of these contractual arrangements, the Company maintained the ability to approve decisions made by Taiying and was entitled to substantially all of the economic benefits of Taiying.

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

As of the filing date, the Company’s subsidiaries and variable interest entities are as follows:

Name	Date of Incorporation	Place of incorporation	Percentage of effective ownership	Principal Activities
China BPO Holdings Limited, (“CBPO”)	March 28, 2014	Hong Kong	100%	Holding company of WFOE

Shandong Juncheng Information Technology Co., Ltd. (“WFOE”)	August 19, 2014	PRC	100%	Holding company

Shandong Taiying Technology Co., Ltd. (“Taiying”)	December 18, 2007	PRC	Contractual arrangements (1)	BPO service provider principally serves North China

Chongqing Central BPO Industry Co., Ltd. (“Central BPO”)	January 28, 2010	PRC	100% (2)	BPO service provider principally serves South China

Jiangsu Taiying Technology Co., Ltd. (“JTTC”)	February 25, 2010	PRC	100% (2)	BPO service provider which principally serves East China

Hebei Taiying Communication BPO Co., Ltd. (“HTCC”)	April 20, 2010	PRC	51% (4)	BPO service provider which principally serves North China

Shandong Central BPO Industry Co., Ltd. (“SCBI”)	August 9, 2012	PRC	100% (5)	BPO service provider which principally serves North China

Shandong Taiying Technology Chongqing Branch Company (“STTCB”)	February 22, 2013	PRC	100% (2)	BPO service provider principally serves South China

Jiangsu Central Information Service Co., Ltd. (“JCBI”)	December 12, 2013	PRC	100% (2)	BPO service provider principally serves East China

Anhui Taiying Information Technology Co., Ltd. (“ATIT”)	December 26, 2013	PRC	100% (2)	BPO service provider principally serves East China

Jiangsu Taiying Information Service Co., Ltd. (“JTIS”)	July 1, 2014	PRC	100% (2)	BPO service provider principally serves East China

Nanjing Taiying E-Commercial Business Co., Ltd. (“NTEB”)	December 25, 2014	PRC	100% (2)	BPO service provider principally serves East China

Name	Date of Incorporation	Place of incorporation	Percentage of effective ownership	Principal Activities
Jiangxi Taiying Technology Co., Ltd. (“JXTT”)	January 8, 2015	PRC	100% (2)	BPO service provider principally serves Southeast China

Xinjiang Taiying Technology Co., Ltd (“XTTC”)	March 20, 2015	PRC	100% (2)	BPO service provider principally serves Northwest, China

Beijing Taiying Technology Co., Ltd. (“BTTC”)	June 30, 2015	PRC	100% (2)	BPO service provider principally serves North China

Zaozhuang Shenggu E-commerce Co., Ltd. (“ZSEC”)	June 16, 2016	PRC	100% (3)	E-commerce service provider for the Company

Baoding Taiying Information Technology Service Co., Ltd. (“BTIT”)	June 16, 2017	PRC	100% (2)	BPO service provider principally serves Hebei Province, China

Sichuan Taiying Technology Co., Ltd. (“STTC”)	November 8, 2017	PRC	100% (2)	BPO service provider principally serves Sichuan Province, China

Global Telecare Services Limited (“GTSL”)	February 17, 2017	Hong Kong	100% (2)	Holding company for future acquisition of foreign businesses

Guangxi Taiying Information Technology Co., Ltd. (“GTTC”)	March 28, 2018	PRC	100% (2)	BPO service provider principally serves Guangxi Zhuang Autonomous Region, China

Guangdong Taiying Technology Co., Ltd. (“GDTT”)	September 6, 2018	PRC	100% (2)	BPO service provider principally serves Guangdong Province

Shandong Taiying Technology Wuhan Branch Company (“STTWB”)	November 8, 2018	PRC	100% (2)	BPO service provider principally serves Hubei Province

Shandong Taiying Technology Chuzhou Branch Company (“STTCZB”)	January 28, 2019	PRC	100% (2)	BPO service provider principally serves Anhui Province

(1) VIE effectively controlled by WFOE through a series of contractual agreements

(2) Wholly-owned subsidiaries of Taiying

(3) Wholly-owned subsidiary of BTTC

(4) 49% owned by Beijing Jiate Information Technology Co., Ltd.

(5) Wholly-owned subsidiary of Central BPO

As of December 31, 2018 and 2017, the assets and liabilities in the Company’s balance sheets relate to CCRC, CBPO, and WOFE are as follows:

	December 31, 2018			December 31, 2017
	Held by CCRC	Held by CBPO	Held by WFOE	Held by CCRC	Held by CBPO	Held by WFOE

Assets
Cash and cash equivalents	$579,490	$17,219	$4,729,713	$1,209,530	$12,219	$5,021,541
Other receivables	2,035	-	73	2,035	-	544
Prepayments	109,583	-	9,730	-	-	-
Income taxes recoverable	-	-	11,942	-	-	-
Long term investment	-	5,000,000	-	-	5,000,000	-
Property and equipment, net	-	-	15,084	-	-	-

Liabilities
Other payables	$34,797	$57,000	$34,809	$15,295	$52,000	$-
Wages payable	100,000	-	130,882	-	-	-

As of December 31, 2018 and 2017, the carrying amount and classification of the assets and liabilities in the Company’s balance sheets that relate to the Company’s VIE and VIE’s subsidiaries is as follows:

	December 31, 2018	December 31, 2017
ASSETS
Cash and cash equivalents	$19,093,490	$12,385,075
Accounts receivable, net	30,050,506	23,689,583
Notes receivable – related party	-	968,277
Prepayments	1,570,522	1,217,149
Prepayment, related party	91,618	-
Due from related parties, net	199,994	219,051
Income taxes recoverable	516,053	-
Other current assets	1,957,815	1,082,350
Total current assets of VIE and its subsidiaries	53,479,998	39,561,485
Equity investments	3,491,653	3,688,676
Property and equipment, net	8,275,376	6,067,338
Deferred tax assets	486,009	313,463
Total non-current assets of VIE and its subsidiaries	12,253,038	10,069,477
Total assets of VIE and its subsidiaries	$65,733,036	$49,630,962

LIABILITIES
Accounts payable	$610,724	$495,177
Accounts payable - related parties	162,112	46,661
Accrued liabilities and other payables	5,546,553	4,657,528
Deferred revenue	361,636	607,660
Wages payable	6,851,256	5,565,078
Income taxes payable	364,157	541,321
Short term loans	3,635,623	3,842,371
Total current liabilities of VIE and its subsidiaries	17,532,061	15,755,796
Total liabilities of VIE and its subsidiaries	$17,532,061	$15,755,796

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

Foreign Currency Translation

The accompanying consolidated financial statements are presented in United States dollar (“$”), which is the reporting currency of the Company. The functional currency of China Customer Relations Centers, Inc. and CBPO is United States dollar. The functional currency of the Company’s subsidiary and VIEs located in the PRC is Renminbi (“RMB”). For the subsidiaries whose functional currencies are RMB, results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. The resulting translation adjustments are included in determining other comprehensive income. Transaction gains and losses are reflected in the consolidated statements of income and comprehensive income. For the years ended December 31, 2018, 2017 and 2016, the Company had gain (loss) of $231,928, ($283,343) and $278,411, respectively, resulted from foreign currency transactions, which was included in other income (other expense) in the consolidated statements of income and comprehensive income.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates and judgments on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions of future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. Significant estimates and assumptions by management include, among others, useful lives and impairment of long-lived assets, impairment of equity investments, allowance for doubtful accounts, income taxes including the valuation allowance for deferred tax assets, and estimated amounts of variable consideration in the Company’s revenue recognition. While the Company believes that the estimates and assumptions used in the preparation of the financial statements are appropriate, actual results could differ from those estimates. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the financial statements in the period they are determined to be necessary.

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

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation and include expenditures for additions and major improvements. Significant improvements and betterments are capitalized where it is probable that the expenditure resulted in an increase in the future economic benefits expected to be obtained from the use of the asset beyond its originally assessed standard of performance. Routine repairs and maintenance are expensed when incurred. The Company disposes property and equipment once the Company determines the possibility of receiving future benefit from such property or equipment is remote. Substantially all of the property and equipment are abandoned when disposed. Gains and losses on disposal are included in selling, general and administrative expenses in the consolidated statements of income and comprehensive income based on the net disposal proceeds less the carrying amount of the assets.

Certain call center decoration projects were still under construction as of December 31, 2018 and 2017, and the costs of construction were reported as construction in progress. No provision for depreciation is made on the assets under construction until such time as the relevant assets are completed and ready for their intended use.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Electronic equipment	3-5 years
Furniture and Fixture	5 years
Motor vehicles	4 years
Computer software	5 years
Leasehold improvements	5 years

Fair Value of Financial Instruments

For certain of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, net, prepayments, income taxes recoverable, other current assets, accounts payable, accrued liabilities and other payables, deferred revenue, wages payable, income taxes payable, and short term loans, the carrying amounts approximate their fair values due to the short maturities.

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

Revenue Recognition

The Company operates call centers and generates revenues primarily by providing BPO services, which focus on complex, voice-based and online-based segment of customer care services.

On January 1, 2018, the Company adopted ASC 606, Revenue from Contracts with Customers, using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under ASC 606, while prior period amounts have not been adjusted and continue to be reported in accordance with the Company’s historic accounting under ASC 605, Revenue Recognition. The adoption had no material impact on the Company’s consolidated financial statements and there was no adjustment to the beginning retained earnings on January 1, 2018.

Under ASC 606, revenue is recognized when control of the promised services is transferred to the Company’s customers, in an amount that reflects the consideration that the Company expects to be entitled to in exchange for those services, net of value-added tax. The Company determines revenue recognition through the following steps:

•	Identify the contract with a customer;
•	Identify the performance obligations in the contract;
•	Determine the transaction price;
•	Allocate the transaction price to the performance obligations in the contract; and
•	Recognize revenue when (or as) the entity satisfies a performance obligation.

The Company provides BPO service, such as i) inbound call service, which includes directory assistance, mobile phone service plan, billing questions, hotline consultation, complaints, customer feedbacks and customer relationship management, and ii) outbound call service, which includes products selling, marketing surveys, new products informing, plans expiration and bills overdue notification, etc., for its customers.

The Company makes arrangement and provides service to its customer pursuant to a master agreement that specifies service content and the price of an individual performance of each service, generally on monthly basis. The BPO inbound and outbound service fees are based on either a per minute, per hour, per transaction or per call basis. For outbound call service, certain business successful rate was obtained. The fee is determined on a per call basis where the Company receives a basic standard fee for each call plus an extra fee for such things as successfully selling a product or completing a survey.

The nature of the Company’s contracts with customers gives rise to certain types of variable consideration. Certain client programs provide for adjustments to monthly billings based upon whether the Company achieves, exceeds or fails certain performance criteria. Adjustments to monthly billings consist of contractual bonuses/penalties, holdbacks and other performance based contingencies. The Company includes estimated amounts of variable consideration in the transaction price to the extent that it is probable there will not be a significant reversal of revenue. Estimates are based on historical or anticipated performance and represent the Company’s best judgment at the time.

Revenues are recognized as the performance obligations are satisfied over time over the service period as the service is rendered.

The Company’s chief operating decision maker reviews results analyzed by customers and the analysis is only presented at the revenue level with no allocation of direct or indirect costs. The Company determines that it has only one operating segment. Consequently, the Company does not disaggregate revenue recognized from contracts with customers.

Contract liabilities represented receipt in advance from customers. As of December 31, 2018, receipt in advance from customers was $361,636. As of December 31, 2017, receipt in advance from customers was $331,009, of which $310,510 was recognized as revenue in the year ended December 31, 2018. Receipt in advance from customers is included in deferred revenue in the consolidated balance sheets. The Company does not have any contract assets.

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

Research and Development Expenses

Research and development expenses consist primarily of wage expense incurred to personnel to continuously upgrade the Company’s existing software products. For the years ended December 31, 2018, 2017, and 2016, research and development expenses of $4,069,794, $3,551,629,and $3,264,073 were included in selling, general and administrative expenses in the consolidated statements of income and comprehensive income.

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

Equity Investments

The Company’s equity investments consist of investments in equity securities of privately held companies without readily determinable fair value, where the Company’s level of ownership is such that it cannot exercise significant influence over the investees. Investments are initially recorded at the amount of the Company’s initial investment and adjusted for declines in fair value that are considered other than temporary.

Subsequent to the Company’s adoption of ASC 321 on January 1, 2018, the Company elected to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. The Company makes a qualitative assessment of whether the investments is impaired at each reporting date. If a qualitative assessment indicates that an investment is impaired, the Company estimates the investment’s fair value in accordance with ASC 820. If the fair value is less than the investment’s carrying value, the Company has to recognize an impairment loss in net income equal to the difference between the carrying value and fair value.

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

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (ASC 606)” and issued subsequent amendments to the initial guidance or implementation guidance between August 2015 and November 2017 within ASU 2015-04, ASU 2016-08, ASU 2016-10, ASU 2016-12, ASU 2016-20, ASU 2017-13, and ASU 2017-14 (collectively, including ASU 2014-09, “ASC 606”). Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. Effective January 1, 2018, the Company adopted the standard using the modified retrospective method, the adoption of ASC 606 did not have a material impact on our consolidated financial statements. See Note 2 – Revenue Recognition for further details.

In January 2016, the FASB issued ASU No. 2016-01, “Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities,” which improves the recognition and measurement of financial instruments. The new guidance requires equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income and separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (i.e., securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements. The ASU allows a measurement alternative for equity investments without readily determinable fair value and do not qualify for the existing practical expedient in ASC 820, Fair Value Measurements and Disclosures, at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transaction for identical or similar investments of the same issuer, if any.

ASU 2016-01 was further amended in February 2018 by ASU 2018-03, “Technical Corrections and Improvements to Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities.” This update was issued to clarify certain narrow aspects of guidance concerning the recognition of financial assets and liabilities established in ASU 2016-01. This includes an amendment to clarify that an entity measuring an equity security using the measurement alternative may change its measurement approach to a fair valuation method in accordance with Topic 820, Fair Value Measurement, through an irrevocable election that would apply to that security and all identical or similar investments of the same issued.

ASU 2016-01 and 2018-03 are effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company adopted the ASU effective January 1, 2018. The adoption did not have a material impact on our consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)” and issued subsequent amendments to the initial guidance or implementation guidance including ASU 2017-13, 2018-01, 2018-10, 2018-11, 2018-20 and 2019-01 (collectively, including ASU 2016-02, “ASC 842”). Under ASC 842, lessees will be required to recognize all leases at the commencement date including a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use (ROU) asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.

The standard will be effective for the Company beginning January 1, 2019, with early adoption permitted. The Company will adopt the standard on January 1, 2019 on a modified retrospective basis and will not restate comparable periods. The Company will elect the package of practical expedients permitted under the transition guidance, which allows the Company to carry forward the historical lease classification, the assessment whether a contract is or contains a lease and initial direct costs for any leases that exist prior to adoption of the new standard. The Company will also elect the practical expedient not to separate lease and non-lease components for certain classes of underlying assets and the short-term lease exemption for contracts with lease terms of 12 months or less. The Company estimates that approximately $8.7 million would be recognized as total right-of-use assets and total lease liabilities in the consolidated balance sheets as of January 1, 2019. However, the Company does not expect the adoption to have a material impact to the consolidated statements of income and comprehensive income and cash flows.

In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (ASC 230): Restricted Cash” update on the presentation of restricted cash in the statement of cash flows. The new guidance requires an entity to show the changes in the total of cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows, and an entity will no longer present transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. The Company adopted this new accounting standard retrospectively starting January 1, 2018.

As a result of the adoption, net cash provided by investing activities was adjusted to exclude the changes in restricted cash, resulting in an increase of $500,000 in net cash used in investing activities in the previously reported amount for the year ended December 31, 2017. The Company’s restricted cash represents cash deposits in escrow account in relation to our IPO commenced in 2015, separately from cash and cash equivalents.

In October 2018, the FASB released ASU No. 2018-17, “Consolidation (“ASC 810”): Targeted Improvements” to Related Party Guidance for Variable Interest Entities, which improves the consistency of the application of the variable interest entity related party guidance for common control arrangements. The amendments require reporting entities to consider indirect interests held through related parties under common control on a proportional basis rather than as the equivalent of a direct interest in its entirety (as currently required in GAAP) when determining whether a decision-making fee is a variable interest. ASU 2018-17 will be effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years, and early adoption is permitted. The amendments should be applied retrospectively with a cumulative-effect adjustment to retained earnings at the beginning of the earliest period presented. The Company does not expect that the adoption will have a material impact on our financial condition or results of operations.

Note 3 – NONCONTROLLING INTEREST

Beijing Jiate Information Technology Co., Ltd. (“Jiate”) holds 49% equity interest in HTCC starting January 31, 2017 pursuant to an investment agreement entered between HTCC, its parent company Taiying and Jiate in July 2016.

On April 10, 2018, HTCC declared a dividend of RMB5 million to Taiying and HTCC. The dividend was allocated based on the equity interest percentage as of the date of declaration. As a result, $355,232 was distributed to Jiate on December 14, 2018.

Note 4 – EQUITY INVESTMENTS

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

During the year ended December 31, 2017, the Company transferred a total of RMB24 million ($3,509,404) to Ling Ban and Ling Ban Online, which represents 6% and 10% equity interest in Ling Ban and Ling Ban Online, respectively. On July 24, 2017, the Company entered into a supplemental agreement with Ling Ban, pursuant to which both parties consented to revoke the right the Company has to purchase of the additional 10% equity interest in Ling Ban Online from Ling Ban. The Company accounts for the investments at the amount of the Company’s initial investment as the Company is unable to exercise significant influence on the investees.

Tai’an Taiying Wealth and Equity Investment and Management Co., Ltd. (“TWIC”) was established on March 9, 2018 by David Wang, the Chief Financial Officer of the Company. As of the filing date, TWIC has not conducted any operations. The Company intends to invest RMB2 million (approximately $290,000) in TWIC and has so far invested RMB10,000, or $1,461. Also see Note 11.

Upon the adoption of ASU 2016-02 effective January 1, 2018, The Company elected to account for the investments in Ling Ban, Ling Ban Online and TWIC at cost, less impairment, plus or minus changes resulting from observable price changes in orderly transaction for identical or similar investments of the same issuer, if any, using the measurement alternative due to lack of readily determinable fair values, pursuant to ASC 321.

The Company makes a qualitative assessment of whether the investments is impaired at each reporting date. No impairment loss was identified during the year ended December 31, 2018.

The following table entails the carrying value and change of the Company’s investments in Ling Ban, Ling Ban Online and TWIC made in the years ended December 31, 2018 and 2017.

	For the year ended Dec 31, 2018	For the year ended Dec 31, 2017

Beginning Balance	$3,688,676	$-
Investment made to Ling Ban	-	2,645,672
Investment made to Ling Ban Online	-	863,732
Investment made to TWIC	1,461	-
Translation adjustment	(198,484)	179,272
Ending Balance	$3,491,653	$3,688,676

Note 5 – ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	December 31, 2018	December 31, 2017
Accounts receivable	$30,472,846	$24,135,940
Less: Allowance for doubtful accounts	(422,340)	(446,357)
Accounts receivable, net	$30,050,506	$23,689,583

The changes in allowance for doubtful accounts consist of the following:

	For the Year Ended December 31, 2018	For the Year Ended December 31, 2017	For the Year Ended December 31, 2016
Balance, beginning of the year	$446,357	$-	$22,535
Provision for doubtful accounts	-	429,803	33,993
Uncollectible receivables written-off	-	-	(56,010)
Translation adjustments	(24,017)	16,554	(518)
Balance, end of the year	$422,340	$446,357	$-

Note 6 – OTHER CURRENT ASSETS

Other current assets mainly consist of other receivables and deposits. Other receivables principally include advances to employees for business travel or business development purpose and other miscellaneous receivables such utility fees, social insurances, and personal income tax paid in advances on behalf of employees. Deposits include guarantee deposit, rent deposit, and security deposit for bidding customer projects. As of December 31, 2018 and 2017, other current assets consist of the following:

	December 31,
	2018	2017
Other receivables	$557,401	$195,397
Deposits	1,402,522	889,186
Others	-	346
Total other current assets	$1,959,923	$1,084,929

Note 7 – PROPERTY AND EQUIPMENT, NET

As of December 31, 2018 and 2017, property and equipment consist of the following:

	December 31, 2018	December 31, 2017
Electronic equipment	$11,512,111	$9,160,462
Office furniture and equipment	2,272,278	2,205,517
Motor vehicles	694,844	650,842
Construction in progress	344,348	784,317
Computer software	713,021	470,761
Leasehold improvements	2,704,269	1,557,931
Total property and equipment	18,240,871	14,829,830

Accumulated depreciation	(9,950,411)	(8,762,492)

Property and equipment, net	$8,290,460	$6,067,338

Depreciation expense for the years ended December 31, 2018, 2017 and 2016 was $2,635,242, $1,852,152, and $1,542,352, respectively.

For the year ended December 31, 2018, the Company acquired property and equipment on credit in the amount of $88,112. For the year ended December 31, 2017, the Company acquired property and equipment on credit in the amount of $267,856, among which $15,539 is acquired through a related party. For the year ended December 31, 2016, the Company acquired property and equipment on credit in the amount of $672,715, among which $238,353 is acquired through a related party. See Note 11 for further discussion.

Note 8 – ACCRUED LIABILITIES AND OTHER PAYABLES

Accrued liabilities and other payables mainly consist of bonus payables, VAT and other taxes payables, and other accrued liabilities. Other accrued liabilities principally include accrued network rental expense in the telecommunication industry, unpaid travel expense, accrued professional service expense, and rent payable for leased offices and apartments.

	December 31,
	2018	2017
Bonus payables	$2,121,957	$1,529,791
VAT and other taxes payables	774,290	1,677,755
Other accrued liabilities	2,776,912	1,517,277
Total accrued liabilities and other payables	$5,673,159	$4,724,823

Note 9– DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES

The components of the deferred tax assets and liabilities are as follows:

	December 31,
	2018	2017
Deferred tax assets
Revenue and expense cutoff	$204,904	$78,456
Allowance for doubtful accounts	359,789	235,007
Loss carryforward	526,855	1,709,433
	1,091,548	2,022,896
Less: valuation allowance	(526,855)	(1,709,433)
	$564,693	$313,463
Deferred tax liability
Depreciation of property and equipment	$78,684	$-

For the purpose of presentation in the consolidated balance sheets, certain deferred income tax assets and liabilities have been offset. The following is the analysis of the deferred income tax balances for financial reporting purpose:

	December 31,
	2018	2017
Deferred tax assets	$486,009	$313,463
Deferred tax liabilities	$-	$-

Note 10 – SHORT TERM LOANS

On December 18, 2017, the Company borrowed a one-year loan of $3,780,490 from Bank of China, bears an annual interest rate of 5.22%. The loan was repaid on December 17, 2018.

On January 18, 2018, the Company borrowed a one-year loan of $3,891,596 from Bank of China, bears an annual interest rate of 5.22%. The loan was repaid on January 17, 2019.

Both loans are guaranteed by Gary Wang, David Wang, Guoan Xu, and their family spouses.

The interest expenses for the years ended December 31, 2018, 2017 and 2016 were $404,958, $1,609 and $50,383, respectively.

Note 11 – RELATED PARTY TRANSACTIONS

The related parties had transactions for the years ended December 31, 2018, 2017 and 2016 consist of the following:

Name of Related Party	Nature of Relationship
Guoan Xu	Shareholder, Director and Vice President

Beijing Taiying Anrui Holding Co., Ltd. (“Beijing Taiying”)	Sole Shareholder

Shandong Luk Information Technology Co., Ltd. (“Shandong Luk”)	Controlled by the brother of Gary Wang, the Chief Executive Officer of the Company

Chongqing Shenggu Human Resources Co., Ltd. (“CSHR”)	Controlled by Beijing Taiying

Chongqing Taiying Shiye Development Co., Ltd. (“Shiye”)	David Wang being a 5% shareholder

Beijing Jiate Information Technology Co., Ltd. (“Jiate”)	Noncontrolling shareholder of HTCC

Jiangsu Sound Valley Human Resource Management Co., Ltd. (“JSVH”)	Controlled by Gary Wang

Jinan Shenggu Human Resources Management Co., Ltd. (“JSHR”)	Controlled by Gary Wang

Beijing Shenggu Education Investment Co., Ltd. (“BSEI”)	Controlled by Gary Wang

Tai’an Taiying Wealth and Equity Investment and Management Co., Ltd. (“TWIC”)	David Wang being the legal person of TWIC

Notes receivable from related party

As of December 31, 2017, the Company had receivable from Shiye in the amount of $968,277, which was presented as notes receivable – related party in the consolidated balance sheets. On April 10, 2018, the Company and Shiye entered into an agreement, pursuant to which Shiye agreed to settle the remaining outstanding balance due to the Company before December 31, 2018. The Company has not received the payment and decided to reserve an allowance for all the outstanding balance from Shiye as the Company does not expect to collect from Shiye within a reasonable period of time.

Investment in related party company

On September 13, 2018, the Company invested in TWIC in the amount of RMB10,000, or $1,461. TWIC was established on March 9, 2018 by David Wang. As of the filing date, TWIC has not conducted any operations.

As of December 31, 2018, the balance of equity investment in TWIC was included in equity investments in the consolidated balance sheets.

Revenues from related party

The Company was the subcontractor of Shandong Luk. The Company did not generate any related party revenues from Shandong Luk for the years ended December 31, 2018, 2017, and 2016. During the year ended December 31, 2016, the Company decided to reserve an allowance for all outstanding receivable balance from Shandong Luk as the Company does not expect to collect from Shandong Luk within a reasonable period of time.

Services provided by related parties

The Company subcontracted projects to Shandong Luk and Shandong Luk provided services in the amount of $0, $67,440, and $485,304 for the years ended December 31, 2018, 2017, and 2016, respectively, which were included in the cost of revenues. The Company does not have any outstanding balance owed to Shandong Luk as of December 31, 2018 and 2017.

BSEI leased certain office space at Zaozhuang Software and Service Industrial Park with a total area of 18,000 square meters, of which 6,500 square meters were subleased to ZSEC at a price of RMB0.5 per square meter per day, from July 1, 2018 to January 1, 2021. Lease expense incurred for the BSEI lease for the year ended December 31, 2018 was $88,441. As of December 31, 2018, the balance of lease payables to BSEI was $0.

Jiate acts as an intermediary agent and receives commission for referring customers to HTCC. Jiate charged the Company $121,397, $193,142 and $188,319 for the customers it referred to the Company during the years ended December 31, 2018, 2017 and 2016, which was included in selling, general and administrative expenses. As of December 31, 2018 and 2017, the balance owed to Jiate was $55,339 and $46,661, respectively.

JSVH, JSHR and Beijing Taiying provided service to the Company in the amount of $553,305, $35,089, and $0, respectively, during the year ended December 31, 2018, and $42,060, $0, and $108,453, respectively, during the year ended December 31, 2017. The expense from which were included in selling, general and administrative expenses. As of December 31, 2018 and 2017, the collective balance owed to JSVH, JSHR and Beijing Taiying was $106,773 and $0, respectively.

Prepayment made to related party

In the year ended December 31, 2018, the Company advanced Beijing Taiying $95,244, representing prepayment for future services. As of December 31, 2018 and 2017, the balance of prepayment to related party was $91,618 and $0, respectively.

Due from related party

Due from related party represents non-secured, interest free, short-term loan CSHR obtained from the Company, which was due on demand. As of December 31, 2018 and 2017, the balance of due from related party was $199,994 and $219,051, respectively.

Subsequent to year end, CSHR repaid approximately $45,000 of the outstanding balance.

Due to related parties

For the years ended December 31, 2018, 2017, and 2016, Guoan Xu paid expenses on behalf of the Company in the amount of $0, $0, and $1,746, respectively, and the Company made repayment to Guoan Xu in the amount of $0, $1,717, and $0, respectively. As of December 2018 and 2017, the balance owed to Guoan Xu was $0.

For the years ended December 31, 2018, 2017, and 2016, the Company purchased property and equipment through Jiate in the amount of $0, $15,539, and $238,353, respectively, The Company made payment to Jiate in the amount of $0, $472,197, and $0 during the years ended December 31, 2018, 2017, and 2016, respectively.

Note 12 – MAJOR CUSTOMERS AND CREDIT RISK

The Company had two customers for the year ended December 31, 2018 that contributed 10% or more of total net revenues. The account receivable balance due from each of these two customers also accounted for 10% or more of accounts receivable as of December 31, 2018.

The Company had one customer including its provincial subsidiaries for the year ended December 31, 2017 that contributed 10% or more of total net revenues. The account receivable balance due from this customer also accounted for 10% or more of accounts receivable as of December 31, 2017.

The Company had two customers including their provincial subsidiaries in the year ended December 31, 2016 that contributed 10% or more of total net revenues. The account receivable balance due from each of these two customers also accounted for 10% or more of accounts receivable as of December 31, 2016.

The loss of one or more of its significant customers could have a material adverse effect on the Company’s business, operating results, or financial condition. The Company does not require collateral from its customers. To limit the Company’s credit risk, management performs periodic credit evaluations of its customers and maintains allowances for uncollectible accounts. Although the Company’s accounts receivable could increase dramatically as the Company grows its sales, management does not believe significant credit risk exists as of December 31, 2018 and 2017.

Note 13 – INCOME TAXES

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

For the year ended December 31, 2018, Taiying, Central BPO, JTTC, SCBI, JTIS, HTCC, ZSEC and JXTT were entitled to a preferential EIT rate of 15% pursuant to the qualification of being HNTE, and XTTC was entitled to a preferential EIT rate of 15% as it was a qualified enterprise as indicated in the Announcement; For the year ended December 31, 2017, Taiying, Central BPO, JTTC, SCBI, JTIS, HTCC, and JXTT were entitled to a preferential EIT rate of 15% pursuant to the qualification of being HNTE, and XTTC was entitled to a preferential EIT rate of 15% as it was a qualified enterprise as indicated in the Announcement; For the year ended December 31, 2016, Taiying was entitled to a preferential EIT rate of 15% pursuant to the qualification of being HNTE.

Other PRC entities are subject to the 25% EIT rate of their taxable income.

The provision for income taxes consists of the following:

	For the Years Ended December 31,
	2018	2017	2016
Current	$3,163,789	1,539,515	$1,554,060
Deferred	(196,909)	(283,861)	(105,137)
Total	$2,966,880	1,255,654	$1,448,923

The reconciliations of the PRC statutory income tax rate and the Company’s effective income tax rate are as follows:

	For the Years Ended December 31,
	2018	2017	2016
PRC statutory income tax rate	25%	25%	25%
Effect of income tax exemptions and reliefs	(2.79%)	(14.59%)	(7.36%)
Effect of expenses not deductible for tax purposes	0.21%	0.47%	0.39%
Effect of income not taxable	-	-	(0.49%)
Effect of additional deduction allowed for tax purposes	(8.57%)	(0.22%)	(2.66%)
Effect of valuation allowance on deferred income tax assets	1.17%	2.66%	0.00%
Effect of income tax rate difference under different tax jurisdictions	0.89%	1.13%	1.73%
Others	(0.83%)	(2.34%)	(1.61%)
Total	15.08%	12.11%	15.00%

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

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. The management evaluated the Company’s tax positions and concluded that no provision for uncertainty in income taxes was necessary as of December 31, 2018 and 2017.

Notes 14 – COMMITMENTS

The Company leases facilities with expiration dates between January 2019 and May 2026. Rental expense for the years ended December 31, 2018, 2017 and 2016 was $3,611,640, $2,733,265, and $1,783,888, respectively. The Company has future minimum lease obligations as of December 31, 2018 as follows:

2019	$3,817,578
2020	2,517,457
2021	1,183,802
2022	1,029,210
2023	959,173
Thereafter	227,262
Total	$9,734,482

JTIS leased offices and apartments located in Huai’an Economic and Technology Development District (the “District”). To attract more business in the newly constructed business center, the local government provided incentive to all companies located in the District by offering free office rent for certain period of time. The lease expires between June 2019 and December 2019. For the year ended December 31, 2018, JTIS was provided ten offices and four apartments free of charge by the local government.

Note 15 – STATUTORY RESERVES

According to the Company Law in the PRC, companies are required to set aside 10% of their after-tax profit to general reserves each year, based on the PRC accounting standards, until the cumulative total of such reserves reaches 50% of the registered capital. These general reserves are not distributable as cash dividends to equity owners. The Company had appropriated $3,916,149 and $2,597,031 to statutory reserves as of December 31, 2018 and 2017, respectively.

Note 16 – SUBSEQUENT EVENTS

On January 17, 2017, the Company repaid the $3,891,596 loan borrowed from Bank of China on January 18, 2018.

On March 19, 2019, the Company borrowed a one-year loan of RMB25 million from Bank of China, bears an effective annual interest rate of 4.785%. The loan is guaranteed by Gary Wang, David Wang, Guoan Xu, and their family spouses.

Effective February 25, 2019, Taiying, the Company's VIE, increased its registered capital from RMB10 million to RMB36 million by transferring RMB26 millions out of its accumulated earnings to its registered capital.