Form 20-F
period 2019-12-31
China Customer Relations Centers, Inc.
filed 2020-06-01
CIK 1620664

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2019

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

Tel: (+86) 538 691 8899

E.mail: ir@ccrc.com

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

Yes ☐    No ☐

i

Defined Terms and Conventions

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only:

●	The terms “we,” “us,” “Company” “our company,” and “our” refer to China Customer Relations Centers, Inc. and its wholly-owned subsidiaries and its affiliated entities, including our variable interest entities and their subsidiaries;

●	China Customer Relations Center, Inc., a British Virgin Islands company (“CCRC” when referring solely to our British Virgin Islands listing company);

●	China BPO Holdings Limited, a Hong Kong company wholly-owned by CCRC (“CBPO”);

●	Shandong Juncheng Information Technology Co., Ltd., a Chinese company wholly-owned by CBPO (“WFOE”);

●	Shandong Taiying Technology Co., Ltd., an affiliated Chinese company that WFOE controls by virtue of contractual arrangements (“Taiying”);

●	Global Telecare Services Limited, a Hong Kong company wholly-owned by Taiying (“GTSL”), voluntarily dissolved in July 2019;

●	Chongqing Central BPO Industry Co., Ltd., a wholly-owned subsidiary of Taiying (“Central BPO”);

●	Jiangsu Taiying Technology Co., Ltd., a wholly-owned subsidiary of Taiying (“JTTC”);

●	Hebei Taiying Communication BPO Co., Ltd., a subsidiary with 51% shares owned by Taiying (“HTCC”);

●	Shandong Central BPO Industry Co., Ltd., a wholly-owned subsidiary of Central BPO (“SCBI”);

●	Jiangsu Central Information Service Co., Ltd., a wholly-owned subsidiary of Taiying (“JCBI”);

●	Anhui Taiying Information Technology Co., Ltd., a wholly-owned subsidiary of Taiying (“ATIT”);

●	Shandong Taiying Technology Chongqing Branch Company, a wholly-owned branch company of Taiying (“STTCB”);

●	Shandong Taiying Technology Nanning Branch Company, a wholly-owned branch company of Taiying (“STTNB”), voluntarily dissolved in January 2019;

●	Shandong Taiying Technology Wuhan Branch Company, a wholly-owned branch company of Taiying (“STTWB”);

●	Shandong Taiying Technology Chuzhou Branch Company, a wholly-owned branch company of Taiying (“STTCZB”);

●	Jiangsu Taiying Information Service Co., Ltd., a wholly-owned subsidiary of Taiying (“JTIS”);

●	Jiangxi Taiying Technology Co., Ltd., a wholly-owned subsidiary of Taiying (“JXTT”);

●	Sichuan Taiying technology Co., Ltd., a wholly-owned subsidiary of Taiying (“STTC”);

●	Guangxi Taiying Information Technology Co., Ltd., a wholly-owned subsidiary of Taiying (“GTTC”)

●	Xinjiang Taiying Technology Co., Ltd., a wholly-owned subsidiary of Taiying (“XTTC”);

●	Nanjing Taiying E-Commerce Business Co., Ltd., a wholly-owned subsidiary of Taiying (“NTEB”);

●	Beijing Taiying Technology Co., Ltd., a wholly-owned subsidiary of Taiying (“BTTC”);

●	Guangdong Taiying Technology Co., Ltd., a wholly-owned subsidiary of Taiying (“GDTC”);

●	Baoding Taiying Information Technology Service Co., Ltd., a wholly-owned subsidiary of Taiying (“BTIT”);

●	Zaozhuang Shenggu E-commerce Co. Ltd., a wholly owned subsidiary of BTTC (“ZSEC”);

●	Yangzhou Taiying Information Technology Co., Ltd., a wholly-owned subsidiary of Taiying established on July 8, 2019 (“YTIT”);

●	Ganjiang New District Taiying Information Services Co., Ltd., a wholly-owned subsidiary of Taiying established on July 25, 2019 (“GNDT”);

●	Shandong Taiying Technology Bozhou Branch Company, a wholly-owned branch company of Taiying (“STTBB”), established on March 18, 2019;

●	Shandong Taiying Technology Jiangxi Branch Company, a wholly-owned branch company of Taiying (“STTJB”), established on December 6, 2019;

●	Shandong Taiying Technology Hefei Branch Company, a wholly-owned branch company of Taiying (“STTHB”), established on November 28, 2019;

●	Shandong Taiying Technology Guangdong Branch Company, a wholly-owned branch company of Taiying (“STTGB”), established on January 22, 2020;

●	Zaozhuang Taiying Technology Co., Ltd., a wholly-owned subsidary of Taiying established on March 19, 2020 (“ZTTC”);

●	Tianjin Taiying Zhongbao Network Technology Co., Ltd., a wholly-owned subsidiary of Taiying established on May 18, 2020 (“TTZN”);

●	“shares” and “common shares” refer to our common shares, $0.001 par value per share;

●

“Operating Companies” or “Operating Company” refer to, collectively or individually, as the case may be, to Taiying, Central BPO, BTTC, JTTC, HTCC, SCBI, NTEB, JCBI, ATIT, STTCB, STTWB, STTCZB, JTIS, JXTT, XTTC, GDTC, BTIT, STTC, GTTC, ZSEC, YTIT, GNDT, STTBB, STTJB, STTHB, STTGB, ZTTC, and TTZN;

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

In the table below, we provide you with summary financial data of our company. The selected consolidated statement of income and other comprehensive income data for the years ended December 31, 2017, 2018 and 2019 and the selected consolidated balance sheet data as of December 31, 2018 and 2019 are derived from our audited consolidated financial statements, which are included elsewhere in this annual report. The selected consolidated statement of income and comprehensive income data for the year ended December 31, 2015 and the selected consolidated balance sheet data as of December 31, 2015 and 2016 are derived from our audited consolidated financial statements, which are not included in this annual report. Historical results are not necessarily indicative of the results that may be expected for any future period. When you read this historical selected financial data, it is important that you read it along with the historical statements and notes and “Operating and Financial Review and Prospects” included elsewhere in this annual report.

Selected Consolidated
Statement of Income and Other	For The Years Ended December 31,
Comprehensive Income Data	2019		2018		2017		2016		2015
(In U.S. dollars)
Total net revenues	$173,409,113		$141,433,641		$88,971,787		$72,731,706		$59,350,721
Cost of revenues	134,504,540		102,567,896		65,562,563		53,098,552		46,891,617
Gross profit	38,904,573		38,865,745		23,409,224		19,633,154		12,459,104
Total operating expenses	26,318,771		21,329,908		14,766,524		11,082,106		7,259,279
Income from operations	12,585,802		17,535,837		8,642,700		8,551,048		5,199,825
Other income and (expenses)
Government grants	1,825,402		1,709,297		1,885,340		801,125		1,027,581
Other income	1,547,788		552,205		175,995		479,387		225,306
Other expense	(202,688)		(124,370)		(331,641)		(55,003)		(124,473)
Interest expense	(190,808)		(404,958)		(1,609)		(50,383)		(278,363)
Total other income	2,979,694		1,732,174		1,728,085		1,175,126		850,051
Income before provision for income taxes	15,565,496		19,268,011		10,370,785		9,726,174		6,049,876
Income tax provision	2,391,371		2,966,880		1,255,654		1,448,923		1,275,633
Net income	13,174,125		16,301,131		9,115,131		8,277,251		4,774,243
Net income attributable to noncontrolling interest	118,114		208,593		341,672		-		-
Net income attributable to China Customer Relations Centers, Inc.	13,056,011		16,092,538		8,773,459		8,277,251		4,774,243
Earnings per common share attributable to China Customer Relations Centers, Inc. – basic and fully diluted	$0.71	/0.71	$0.88	/0.88	$0.48	/0.48	$0.45	/0.45	$0.30/0.30

	As of December 31,
Selected Balance Sheet Data	2019	2018	2017	2016	2015
(In U.S. dollars)
Cash and cash equivalents	$25,328,486	$24,419,912	$18,628,365	$15,947,268	$13,623,849
Total current assets	74,543,209	58,939,783	45,867,354	32,385,492	25,385,177
Total non-current assets	24,019,533	12,268,122	10,069,477	5,338,137	5,624,155
Total assets	98,562,742	71,207,905	55,936,831	37,723,629	31,009,332
Total current liabilities	27,043,612	17,889,549	15,823,091	9,220,397	9,245,817
Total non-current liabilities	6,068,702	-	-	-	-
Total liabilities	33,112,314	17,889,549	15,823,091	9,220,397	9,245,817
Total equity	65,450,428	53,318,356	40,113,740	28,503,232	21,763,515
Total liabilities and equity	$98,562,742	$71,207,905	$55,936,831	$37,723,629	$31,009,332

Exchange Rate Information

Our business is conducted in China, and the financial records of WFOE and Taiying are maintained in RMB, their functional currency. However, we use the U.S. dollar as our reporting currency; therefore, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then-current exchange rates, for the convenience of the readers. Our financial statements have been translated into U.S. dollars in accordance with Accounting Standards Codification (“ASC”) 830-10, “Foreign Currency Matters.” We have translated our asset and liability accounts using the exchange rate in effect at the balance sheet date. We translated our statements of operations using the average exchange rate for the period. We reported the resulting translation adjustments under other comprehensive income. Unless otherwise noted, we have translated balance sheet amounts with the exception of equity at December 31, 2019 at RMB 6.9668 to $1.00 as compared to RMB 6.8764 to $1.00 at December 31, 2018. The average translation rates applied to income statement accounts for the years ended December 31, 2019, 2018 and 2017 were RMB 6.9072, RMB 6.6146 and RMB 6.7570, respectively.

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

Risks Related to Our Business

We may incur losses resulting from business interruptions resulting from occurrence of natural disasters, health epidemics and other outbreaks or events.

Our operations may be damaged in natural disasters such as earthquakes, floods, heavy rains, sand storms, tsunamis and cyclones, or other events such as fires. Such natural disasters or other events may lead to disruption of information systems and telephone service for sustained periods. Also, our business operations could be disrupted by health epidemics, such as the COVID-19, which broke out in January 2020. A prolonged outbreak of such illness or other adverse public health developments in China or elsewhere in the world could have a material adverse effect on our business operations. In addition, our results of operations could be adversely affected to the extent that any natural disaster or health epidemic harms the Chinese economy in general.

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

Our clients may from time to time issue certain operating policies or guidelines. For example, our telecommunications clients may request or state preferences for certain actions to be taken by all MVAS providers using their networks. A significant change in the policies or guidelines of our clients may result in lower revenues or additional operating costs to us. We cannot assure that our financial condition and results of operations will not be materially adversely affected by a change in policies or guidelines by our clients.

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

Failure to maintain or strengthen our ability to provide quality BPO services to our clients will negatively affect our ability to grow revenues and market share.

The amount of fees we can charge our clients depends upon the size of potential customers that we can reach, the outbound cold calling success rate, and the quality of our data mining work. Our clients, including telecommunications operators, e-commence companies, transportation companies, and banks and insurances companies, choose us to provide BPO services in part because of the effectiveness and quality of the services we offer. If we fail to maintain or increase the satisfaction level of our customers, or fail to solidify our brand name and reputation as a quality provider of call center services and content services, our clients may be unwilling to pay the fees at a level necessary for us to remain profitable.

Changes in the regulation of the Chinese telecommunications industry could result in new burdens and expenses on service providers like us.

The telecommunications industry in China operates in a highly regulated environment. Major telecommunications companies in China are state-owned or controlled, and their business decisions and strategies are affected by government budgeting and spending plans. In addition, in December 2001, the Ministry of Industry and Information Technology of China promulgated a set of regulations governing telecommunications providers, and these regulations were amended in 2015 with a classification system that covers, among other things, Type 2 (hereafter defined) value added service providers such as us. Changes in the regulatory system may impose new costs and burdens on us, or affect us indirectly by imposing new burdens and obligations onto our customers that, in turn, may be passed on to us under our agreements with customers. If such changes occur, our financial performance may be adversely affected.

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

Rapid advances in technology, industry standards and customer demands characterize the telecommunications industry. New technologies, industry standards or market demands may render our existing services or technologies less competitive or even obsolete. Responding and adapting to any technological developments and standard changes in our industry may require substantial time, effort and capital investment. If we are unable to respond successfully to technology, industry and market developments, such developments may materially adversely affect our business, results of operations and competitiveness.

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

Our operating margin is largely a function of the prices that we are able to charge for our services, the new programs we are able to develop, the efficient use of our assets, the utilization of our employees, and the geographical location from which we deliver services. For example, China Mobile Beijing has transferred a portion of its call center service business to our Shandong Province location in an effort to reduce costs and DiDi Chuxing has transferred a portion of its call center service business to our Shandong and Guangxi Province locations. Our business model is predicated on our ability to objectively quantify the value that we provide to our clients. If we fail to succeed on any of these objectives, we may experience a decline in our current operating margin.

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

Wage costs for our call center professionals and other employees form a significant part of our costs. For instance, in 2019, 2018 and 2017, our compensation and benefit expenses in respect of our professionals was $114.12 million, $90.68 million and $58.76 million, accounting for 66%, 64%, and 66% of our total revenues, respectively. Because of rapid economic growth and increased competition for skilled employees in China, we may need to increase our levels of employee compensation more rapidly than in the past to remain competitive in retaining the quality and number of employees that our business requires. Increases in the wages and other compensations we pay our employees in China could reduce our competitive strength; especially if increase in wage costs of our call center professionals exceeds increase in our call center professionals’ billing rate, we may suffer a reduction in profit margins. In addition, the future issuance of equity-based compensation to our professional staff and other employees would also result in additional stock dilution for our shareholders.

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

We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption laws.

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

Our quarterly operating results are difficult to predict and may fluctuate significantly from period to period in the future.

Our quarterly operating results may differ significantly from period to period due to factors such as, without limitation:

●	client losses or program terminations;

●	variations in the volume of business from clients resulting from changes in our clients’ operations;

●	delays or difficulties in expanding our operational facilities and infrastructure;

●	changes to our pricing structure or that of our competitors;

●	inaccurate estimates of resources and time required to complete ongoing programs;

●	inaccurate estimates of amounts billed by our clients for the services we provided during such period;

●	currency fluctuation;

●	ability to hire and train new employees;

●	seasonal changes in the operations of our clients;

●	business interruptions resulting from occurrence of natural disasters, health epidemics and other outbreaks or events;

●	a deterioration of economic conditions in the PRC;

●	potential changes to the regulation of the advertising, Internet and wireless communications industries in the PRC; and

●	seasonality of economic activities in the PRC, such as the anticipated decrease in outbound calling during January and February each year due to the Chinese Lunar New Year holiday, and the anticipated decrease in revenues during July and August due to overall slow commercial activities during the summer months.

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

We may incur losses resulting from business interruptions resulting from occurrence of natural disasters, health epidemics and other outbreaks or events.

Our operations may be damaged in natural disasters such as earthquakes, floods, heavy rains, sand storms, tsunamis and cyclones, or other events such as fires. Such natural disasters or other events may lead to disruption of information systems and telephone service for sustained periods. Also, our business operations could be disrupted by health epidemics, such as the COVID-19 breaking out in January 2020. A prolonged outbreak of such illness or other adverse public health developments in China or elsewhere in the world could have a material adverse effect on our business operations. In addition, our results of operations could be adversely affected to the extent that any natural disaster or health epidemic harms the Chinese economy in general.

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

Continued market disruptions could cause broader economic downturns, which may lead to decreased cellular telephone usage, decreased commercial activities in general, and increased likelihood that customers will be unable to pay for our services. Further, bankruptcies or similar events by or significant customers, or our other clients may cause us to incur bad debt expense at levels higher than historically experienced. These events would adversely impact our results of operations, cash flows and financial position.

Rapid growth and a rapidly changing operating environment may strain our limited resources.

We may not have adequate operational, administrative and financial resources to sustain the growth we want to achieve. Taiying was incorporated in December 2007. As of December 31, 2019, we had a total of approximately 12,636 full-time employees and 5,601 workers who are not considered full-time employees under the PRC laws, including part-time workers, dispatched workers, reemployed workers after retirement, and interns. We have experienced rapid growth in our employee headcount. This expansion has resulted, and will continue to result, in substantial demands on our management resources. To manage our growth, we must develop and improve our existing administrative and operational systems and our financial and management controls and further expand, train and manage our work force. As we continue these efforts, we may incur substantial costs and expend substantial resources due to, among other things, different technology standards, legal considerations and cultural differences.

Our future success also depends on our product development, customer service, sales and marketing. If we fail to manage our growth and expansion effectively, the quality of our services and our customer support may deteriorate and our business may suffer. This could prompt our clients to discontinue their respective outsourcing relationships with us. We cannot assure that we will be able to efficiently or effectively manage the growth of our operations, recruit top talent and train our personnel. Any failure to efficiently manage our expansion may materially and adversely affect our business and future growth.

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

We may not pay dividends.

We have not previously paid any cash dividends, and we do not anticipate paying any dividends on our common shares. Although we have achieved net profitability in 2019, 2018 and 2017, we cannot assure that our operations will continue to result in sufficient revenues to enable us to operate at profitable levels or to generate positive cash flows. Furthermore, there is no assurance that our Board of Directors will declare dividends even if we are profitable. Dividend policy is subject to the discretion of our Board of Directors and will depend on, among other things, our earnings, financial condition, capital requirements and other factors. If we determine to pay dividends on any of our common shares in the future, we will be dependent, in large part, on receipt of funds from Taiying. See “Dividend Policy.”

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

Our intellectual property rights are important to our business. We rely on a combination of trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. We presently hold 14 patents, 14 registered trademark and have been granted registered computer software ownership rights to 168 pieces of intellectual property rights by the China State Copyright Bureau. In addition, we enter into confidentiality agreements with some of our employees and consultants, and control access to and distribution of our documentation and other licensed information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our technology without authorization, or to develop similar technology independently. Since the Chinese legal system in general, and the intellectual property regime in particular, is relatively weak, it is often difficult to enforce intellectual property rights in China. In addition, confidentiality agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China or elsewhere. In addition, policing any unauthorized use of our intellectual property is difficult, time-consuming and costly and the steps we have taken may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

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

Prior to July 30, 2019, foreign ownership of a call center BPO and its related business was subject to restrictions under PRC laws and regulations. For example, foreign investors were not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record. Because we are a BVI company and our PRC subsidiary WFOE is considered a foreign-invested enterprise, to comply with then-applicable PRC laws and regulations, we conducted our business in China through WFOE, Taiying and its subsidiaries based on a series of contractual arrangements by and among WFOE, Taiying and its shareholders, which enable us to:

●	exercise effective control over Taiying and its subsidiaries;

●	receive substantially all of the economic benefits and bear the obligation to absorb substantially all of the losses of Taiying; and

●	have an exclusive option to purchase all or part of the equity interests in Taiying when and to the extent permitted by PRC law.

Because of these contractual arrangements, we are the primary beneficiary of Taiying and hence consolidate its financial results as our variable interest entity. While the PRC government has lifted all the restrictions on foreign ownership for call center operators beginning on July 30, 2019, we have not restructured our ownership structure to-date.

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

The transfer to this reserve must be made before distribution of any dividend to shareholders. The surplus reserve fund is non-distributable other than during liquidation and can be used to fund previous years’ losses, if any, and may be utilized for business expansion or converted into share capital by issuing new shares to existing shareholders in proportion to their shareholding or by increasing the par value of the shares currently held by them, provided that the remaining reserve balance after such issue is not less than 25% of the registered capital. As of December 31, 2019 and 2018, the accumulated appropriations to statutory reserves amounted to $5,818,330 and $3,916,149 respectively.

WFOE is required to allocate a portion of its after-tax profits, as determined by its board of directors, to the general reserve, and the staff welfare and bonus funds, which may not be distributed to equity owners.

Pursuant to the relevant PRC laws, WFOE is required to allocate a portion of its after-tax profits in accordance with its Articles of Association, to the general reserve, and the staff welfare and bonus funds. No lower than 10% of an enterprise’s after tax-profits should be allocated to the general reserve. When the general reserve account balance is equal to or greater than 50% of the WFOE’s registered capital, no further allocation to the general reserve account is required. According to the Articles of Association of WFOE, WFOE’s board of directors determines the amount contributed to the staff welfare and bonus funds. The staff welfare and bonus fund are used for the collective welfare of the staff of WFOE. These reserves represent appropriations of retained earnings determined according to PRC law.

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

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce of the People’s Republic of China (“MOFCOM”), the State Assets Supervision and Administration Commission, the State Administration of Taxation, the State Administration for Industry and Commerce, the CSRC and SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which was subsequently revised on June 22, 2009 (the “New M&A Rule”). The New M&A Rule contains provisions that require that an offshore special purpose vehicle (SPV) formed for overseas listing purposes and controlled directly or indirectly by PRC companies or individuals shall obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published Provisions on Indirect Issuance of Securities Overseas by a Domestic Enterprise or Overseas Listing of Its Securities for Trading, which specify documents and materials required to be submitted to the CSRC by a SPV seeking CSRC’s approval for overseas listings. The application of the New M&A Rule remains unclear. Further, on December 28, 2019, China amended the Securities Law of the PRC (the “2019 PRC Securities Law”) and enacted it on March 1, 2020. Pursuant to this amendment, the direct or indirect listing or trading of a domestic company’s securities on an overseas stock exchange shall be in compliance with the relevant requirements of the State Council. The State Council has not yet implemented any detailed rules in this regard.

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

The CSRC has not issued any such definitive rule or interpretation, and we have not chosen to voluntarily request approval under the New M&A Rule or the 2019 Securities Law. We did not obtain CSRC approval prior to our initial public offering. If prior CSRC approval was required, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory authorities. These authorities may impose fines and penalties upon our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from our initial public offering into the PRC, or take other actions that could have a material adverse effect upon our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our common shares.

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

Our business benefits from certain government grants and incentives. Expiration, reduction or discontinuation of, or changes to, these incentives may reduce our net income.

The Company has received grants from various governmental agencies after meeting certain conditions, such as locating call centers in their jurisdictions or obtaining certain technological certifications. Government grants represented 14% of our net income during 2019.

The Company has benefitted from such grants and subsidies. In particular, the grants and subsidies that the Company received in 2019 included but not limited to:

●	A one-time subsidy of RMB 2 million from Foshan City Nanhai District Financial Development Office for the moving into the Foshan Center;

●	A subsidy of RMB 1.52 million of 2018 city-level special fund for promoting commercial development of 2018;

●	A one-time subsidy of RMB 1,417,700 from Shushan Economy Development Bureau for construction and redecoration;

●	A one-time subsidy of RMB 1 million from Jingdong Township People’s Government for moving Jiangxi Center into 1-2-3 Office Buildings;

●	A one-time subsidy of RMB 600,000 from Taierzhuang District Government for 2017 startup service funds;

●	A one-time subsidy of RMB 574,700 from Nanchang City Department of Commerce and Qingshan Lake District Department of Commerce for the 2017 special funds of supporting service outsourcing industry development;

●	A one-time subsidy of RMB 465,100 from Jingdong Township People’s Government;

●	A one-time subsidy of RMB 450,000 from Taian High-Tech Industry Development District Department of Finance for 2018 special fund of cultivating important enterprises;

●	A one-time subsidy of RMB 350,000 from Taian High-Tech Industry Development District Department of Finance for 2018 province-level special fund of promoting commerce development;

●	A one-time subsidy of RMB 300,000 from Taian High-Tech Industry Development District Department of Finance for 2019 technology innovation development project funds;

●	A one-time employment and internship subsidy of RMB 278,100 for 2018 from Taian City Human Resources and Social Security Bureau;

●	A one-time subsidy of RMB 240,500 from Taian High-Tech Industry Development District Department of Finance for supporting employment and internship;

●	A recurring subsidy of a total of RMB 367,800 from Bureau of Science and Technology, Bureau of Finance, Bureau of Taxation, and Bureau of Local Taxation of Shandong Province for enterprise research development;

●	A one-time subsidy of RMB 200,000 from Langfang City Department of Science and Technology for enterprise with newly-recognized HNTE status;

●	A one-time subsidy of RMB 200,000 from Sanhe City Department of Industrialization and Informationalization for 2018 special fund of technology innovation;

●	A one-time subsidy of RMB 200,000 for 2017 special fund promoting the transformation and upgrade of open economy;

●	A one-time subsidy of RMB 188,700 from Chongqing City Yongchuan District Department of Human Resources and Social Security for stabilizing employment in 2018;

●	A one-time subsidy of RMB 188,000 from Anhui Department of Human Resources and Social Security for new employee trainings;

●	A one-time employment subsidy of RMB 186,800 for 2019;

●	A one-time subsidy of RMB 32,000 from Taian Startup Investment Co., Ltd. for province-level startup company incubation training and brining in high-level talents

●	A recurring subsidy of a total of RMB 288,900 from Chongqing City Yongchuan District Department of Human Resources and Social Security for college graduate internship;

●	A one-time subsidy of RMB 150,000 from Taian High-Tech Industry Development District Department of Finance for province-level service industry development;

●	A one-time subsidy of RMB 144,500 to Huaian Center for stabilizing employment;

●	A one-time subsidy of RMB 130,000 from Xinjiang Autonomous Region Department of Commerce for training foreign economy and trade service outsourcing talents;

In addition, Taiying, Central BPO, JTTC, SCBI, JTIS, HTCC, JXTT, XTTC, ATIT, ZSEC, GTTC, and STTC were entitled to a 15% income tax rate for the year of 2019, which is less than the standard 25% income tax rate in the PRC.

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

The trading prices for our common shares have fluctuated since we first listed our common shares. Since our common shares became listed on the NASDAQ on December 21, 2015, the trading price of our common shares has ranged from $4.39 to $35.10 per common share, and the last reported trading price on May 28, 2020 was $4.35 per common share. The market price of our common shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

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

Corporate History – Taiying, WFOE, CBPO, and CCRC

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

Corporate History – Central BPO, JTTC, HTCC, SCBI, JCBI, ATIT, STTWB, STTCB, STTCZB, JTIS, NTEB, JXTT, XTTC, BTTC, BTIT, STTC, GDTC, GTTC, ZSEC, YTIT, GNDT, STTBB, STTJB, STTHB, STTGB, ZTTC, and TTZN

Taiying incorporated the following subsidiaries and branch companies on the dates indicated below:

●	Central BPO – January 28, 2010;

●	JTTC – February 25, 2010;

●	HTCC – April 20, 2010;

●	SCBI – August 9, 2012;

●	JCBI – December 12, 2013;

●	ATIT – December 26, 2013;

●	STTWB – November 8, 2018;

●	STTCB – February 22, 2013;

●	STTCZB – January 28, 2019;

●	JTIS – July 1, 2014;

●	NTEB – December 25, 2014;

●	JXTT – January 8, 2015;

●	XTTC – March 20, 2015;

●	BTTC – June 30, 2015;

●	ZSEC – June 16, 2016;

●	GDTC – September 6, 2018;

●	BTIT – June 16, 2017;

●	STTC – November 8, 2017;

●	GTTC – March 28, 2018;

●	YTIT – July 8, 2019;

●	GNDT – July 25, 2019;

●	STTBB – March 18, 2019;

●	STTJB – December 6, 2019;

●	STTHB – November 28, 2019;

●	STTGB – January 22, 2020;

●	ZTTC – March 19, 2020; and

●	TTZN – May 18, 2020.

We previously incorporated a branch office STTNB on May 28, 2013 and voluntarily dissolved it on January 15, 2019, and incorporated GTSL on February 17, 2017 and voluntarily dissolved it on July 26, 2019.

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

Overview

We are a BPO service provider focusing on the complex, voice-based and online-based segments of customer care services, including customer relationship management, technical support, sales, customer retention, marketing surveys and research for certain major enterprises in the PRC. We provide customer care service via telephone and multimedia platforms, such as Apps, WeChat, Weibo and websites to our clients. Our call center BPO services enable our clients to increase revenue, reduce operating costs, improve customer satisfaction, and enhance overall brand value and customer loyalty. Our largest customers in terms of revenue for the year ended December 31, 2019 were DiDi Chuxing, Taobao, China CITIC Bank, China Merchants Bank, and Alipay. We also provide outsourcing services to our clients whereby they can lease our employees to work at their offices. We operate our business through contractual arrangements between our wholly-owned subsidiary, WFOE and our variable interest entity, Taiying.

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

As we grow, we continue to expand our national presence and service offerings to increase revenue, improve operational efficiencies and drive brand loyalty for our clients. Our service is currently delivered from our call centers located in Shandong Province, Jiangsu Province, Guangdong Province, Yunnan Province, Hubei Province, Jiangxi Province, Hebei Province, Anhui Province, Sichuan Province, Heilongjiang Province, the Xinjiang Uygur Autonomous Region, the Guangxi Zhuang Autonomous Region, and Chongqing City, which had a total capacity of 22,360 seats as of December 31, 2019. We reserved seats in excess of our current labor capacity in anticipation to increase in labor force due to increase in projects in the near future. In addition to answering and responding to inbound calls, we also make outbound cold calls to assist banks in promoting their credit card installment services, as well as assist insurance companies and the provincial subsidiaries of China Mobile and China Telecom in marketing their service products. We also provide online customer care services via multimedia platforms including Apps, WeChat, Weibo, and websites for our e-commerce clients. Our largest clients in terms of revenue for the year ended December 31, 2019 were China Mobile, China CITIC Bank, DiDi Chuxing, Taobao, and China Merchants Bank.

In addition, we have received several industry awards and asked to participate in several important industry activities. Notable awards and activities include:

●	“2018 Most Valuable Financial Service Provider of Digital Transformation” awarded by the Devott Industry Research Institution in December 2019;

●	“2018 Top 50 Most Influential Service Outsourcing Enterprise in China” awarded by the Devott Industry Research Institution in December 2019;

●	“2018 Top 20 Most Influential BPO Enterprise in China” awarded by the Devott Industry Research Institution in December 2019;

●	“2018-2019 Best Service Outsourcing Provider in China” awarded by CCCS Customer Service Center Standards Committee in December 2019;

●	“2018-2019 Best Customer Call Center Example in China” awarded by CCCS Customer Service Center Standards Committee in December 2019;

●	“Golden Voice Award – 2019 Best Outsourcing Customer Call Center” awarded by China Call Center & BPO Industry Association in October 2019;

●	“2019 Golden Headphone Cup - Best Customer Call Center in China” awarded by China Call Center and E-Commerce Development Research Institution in October 2019;

●	“Leading Service Trade (Outsourcing) Enterprise of Shandong Province” awarded by Shandong Service Trade Association in August 2019;

●	“2019 Recommended Brand of Customer Call Center Professional Outsourcing” awarded by CC-CMM International Standard Association in July 2019;

●	“Excellent Community-Level Party Organization of Shandong Province” awarded by Shandong Province Party Committee in July 2019;

●	“AAA Credit Rating Enterprise” awarded by China Enterprise Credit Rating Center and Taian Credit Rating Co., Ltd. In March 2019;

●	“Enterprise for Public Service” awarded by the Charity General Committee of Yongchuan District, Chongqing in March 2019;

●	“2018 Advanced Entity” awarded by the Chongqing BPO Organization in January 2019;

●	“Vice President Enterprise” awarded by Foshan BPO Organization in December 2018;

●	“Leading Enterprise of Jiangxi Province BPO Industry” awarded by Jiangxi Province BPO Industry Organization in December 2018;

●	“Best Intelligent Solution for China Customer Service Centers of 2017 – 2018” awarded by CCCS Customer Service Center Standards Committee in November 2018;

●	“Best BPO Service Provider for China Customer Service Centers of 2017 – 2018” awarded by CCCS Customer Service Center Standards Committee in November 2018;

●	“Golden Headphone Yearly Best Data Management Customer Center – Excellent Customer Experience” awarded by China Call Center and E-Commerce Development Research Institution in October 2018;

●	“Golden Voice Yearly Customer Service Center – Customer Service” awarded by China Call Center and E-Commerce Development Research Institution in October 2018;

●	“Excellent Exhibitor” awarded by Foshan Service Trade and BPO Brand Expo Organization Committee in October 2018;

●	“Small-and-Mid Sized Technology Enterprise of Hebei Province” awarded by the Science and Technology Department of Hebei Province in August 2018;

●	“City-level Small-and-Mid Sized Technology Enterprise” awarded by the Zaozhuang City Science and Technology Department in July 2018;

●	“Advanced Enterprise of Safe Production” awarded by the Muping Development District Management Committee in February 2018;

●	“2017 Excellent E-Commerce Service Enterprise of Shandong Province” awarded by the Shandong Province E-Commerce Organization in January 2018;

●	“Advanced Entity Taxpayer of Industry Taxation” awarded by the Management Committee of Chongqing City Yongchuan District Software and Information Service Outsourcing Industry Zone in January 2018;

●	“Advanced Entity of United Ethnic Groups” awarded by Xinjiang Shandong Chamber of Commerce in 2018;

●	“Award for BPO Service” awarded by Intelligence Service Summit Organization Committee in 2018;

●	“Software Enterprise” awarded by the Jiangsu Province Software Industry Organization in 2018;

●	“Yearly Enterprise of Excellent Development” for 2016 awarded by the Party Working Committee of High-Tech District, Taian in February 2017;

●	“Golden Voice Award - China Best Customer Outsourcing Employer” for 2017, awarded by CNCBA in September 2017;

●	“Golden Earphone Award - China Best Customer Center – Excellent Management Innovation Award” for 2017, awarded by CICED in October 2017;

●	“Golden Earphone Award - China Best Data Management Customer Center” for 2017, awarded by CICED in October 2017;

●	“Tai Mountain Pioneer Talents” for 2017, awarded by the People’s Government of Taian in December 2017;

In addition, our CEO, Gary Wang has received many awards including, among others, the Distinguish Service Cross for Outsider Entrepreneur in Zhaozhuang City by the Zhaozhuang People’s Government in October 2019, the 2017 Leading E-Commerce Professional in Shandong Province by the Shandong Province E-Commerce Organization in January 2018, the Excellent Member of the Youth League by the Yantai City Muping District Committee of the Youth League in May 2018, the Professional Talent of Shandong Province Service Industry by the Shandong Province Economy and Information Committee in September 2018, the Leading Professional of Taishan by the People’s Government of Taian City in December 2017, and the Golden Voice Award – China Customer Service Leader for 2016 awarded by 51 Call Center. Further, he was one of the ten people recognized to receive the 2013 Outstanding People Award of China Software Outsourcing and Information Technology Service Industry, an award jointly issued by China Software Outsourcing and Information Technology Service Industry Alliance and the Software and Integrated Circuit Promotion Center of the Ministry of Industry and Information Technology (MIIT). Mr. Wang was also one of the fifteen people recognized to receive the 2011 and 2009 China Sourcing Person of the Year within the China Software and Information Industry Category, and award given by MIIT.

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

Also, our Vice President, Guoan Xu, was awarded the Outstanding Contribution Award of China Customer Call Center by the CCCS Customer Service Center Standards Committee in December 2019, the “Golden Headphone Award” of the 2019 Best Manager for Customer Center by the China Call Center and E-Commerce Development Research Institution in October 2019, the 2017 Influential People by the China Information Technology Service Industry Association in November 2017, and the Revitalization of Taian Award by the People’s Government of Taian City in May 2017. We believe they reflect widespread recognition of our stature and success in our industry as well as the quality of our service.

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

Telecommunications Market

China’s mobile phone subscribers increased to approximately 1.6 billion at the end of 2019. As of June 2019, China reached approximately 847 million mobile internet users, the percentage of those using mobile phones to go online reaching 99%. With intensified competition in the telecommunications market, major telecommunication companies such as China Mobile are making transitions from voice-centric to data-centric operations, from communications to mobile Internet and information consumption, and from mobile communication operations to innovative full service operations.

Growth in China’s telecommunications sector continues to be influenced by the country’s overall economy. China’s gross domestic product (“GDP”) increased 6.1% over the previous year, according to the National Statistical Bureau of China.

Our Operating Companies’ customers include telecommunications operators in China, namely China Mobile and China Telecom. The restructuring of China’s telecommunications industry opened the fixed-line, mobile and broadband segments to all existing telecommunications operators in China, and the ensuing competition in these segments prompted each telecommunications operator to focus more on operating efficiency and its measure metrics, namely, average revenue per employee. We believe that increasing competition among the three operators will drive demand for outsourcing their call center functions to third party service providers.

Our Competitive Strengths

We believe the following strengths differentiate us from our competitors in our market in China:

●	We are a provider of telecommunications call center BPO services to subsidiaries of two significant telecommunications carriers in China. Our principal operating company, Taiying, is a provider of call center BPO services to the provincial subsidiaries of two of the three telecommunications carriers in China, specifically China Mobile and China Telecom;

●	We have developed comprehensive and scalable solutions. Taiying has developed different programs to maximize outbound calling professionals’ performance across all three major sales metrics: (i) units sold - conversion rate and sales per hour, (ii) customer retention, and (iii) customer satisfaction from a positive sales experience. Taiying benefits from economies of scale as a result of being one of the largest telecommunications call center BPO operation in China;

●	We possess a commitment to innovation and quality service. Taiying, JTIC, JXTY, SCBI and Central BPO have respectively obtained an aggregate 105 registered computer software ownership rights from the China State Copyright Bureau. Taiying has attained several awards in recognition of its efforts in setting up national call center standards and in improving the quality of call center service; and Taiying has been recognized with awards and certificates by a variety of government entities for its efforts in call center BPO service;

●	We possess a strategic, national presence. We have 29 call center locations in 15 provinces, autonomous regions, and directly-administered municipalities (Beijing, Shanghai, and Chongqing), with the intention to service the whole China. We believe that our customers value this strong national presence and our ability to do business in multiple geographic regions in the PRC depending on factors such as the life cycle of their products, the complexity of the work being performed, the cultural and local language requirements, and the economics of the total service solution. Our resulting ability to customize a multi-geographic strategy enhances our ability to win new clients or expand our market share with existing clients;

●	We possess a high quality, loyal client base in attractive sectors. We maintain broad and long-standing relationships with clients in many business sectors in China, including e-commerce, banking, finance, transportation and telecommunications. Notwithstanding our lack of long-term agreements we believe that we have sustainable and long-term relationships with our clients that make us an integral component of their planning, strategy, and cost model. We believe our clients seek our services due to our ability to provide scalable and timely solutions that leverage our proven processes and technology investments. We believe that our approach to client service and our relationships will allow us to maintain our existing base of business and grow new business as our clients launch new products and enter new geographic regions in the PRC;

●	We focus upon strong industry growth opportunities. We have traditionally focused on the telecommunications segments within the BPO market because of its growth potential and attractive operating margins. In addition, we seek to capitalize on the national trend toward outsourcing BPO services. We also believe that the current economic slowdown has increased demand for outsourcing not only because it can reduce customer service costs, but also because it offers an incremental channel to increase sales. At the same time, we expect to benefit from growth in other industries such as financial services, government bodies, IT and e-commerce; and

●	We employ highly qualified personnel. Taiying’s workforce is highly skilled with specialized training designed to address complex customer care engagements; our entrepreneurial management team includes employees who have significant experience managing call center services. Led by industry veteran, founder, chairman and chief executive officer, Gary Wang, our management team is comprised of an experienced group of executives, many of whom have approximately 15 or more years of operating experience in the call center BPO industry.

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

We intend to develop new client relationships. We intend to capitalize on growth opportunities driven by a trend towards use of third party BPO service providers in China’s call center outsourcing market. The current 22,360 seat capacity of our existing facilities in Shandong Province, Jiangsu Province, Guangdong Province, Yunnan Province, Hubei Province, Jiangxi Province, Hebei Province, Anhui Province, Sichuan Province, Heilongjiang Province, the Xinjiang Uygur Autonomous Region, the Guangxi Zhuang Autonomous Region, and Chongqing City represents what we believe is a very small percentage of China’s BPO market, which leaves potential for us to gain market share;

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

AI Customer Care Service. In 2019, we began using artificial intelligence customer care to enchance our lines of services. We intend to use customer service robots, which are professional service robots intended to interact with customers. These robots come with highly humanoid voice generation technology and enhanced industry knowledge mapping and learning capabilities, which can automate many tasks in customer service. We believe, like all robots, our customer service robots’ value lies in labor savings, efficiency and uptime.

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

We have graduately diversified our client base. Currently, our main clients include transportation companies, e-commerce companies, banks and insurance companies, and telecommunications companies. We derived 45% of our revenues in 2019, compared to 58% in 2018, from our five largest clients.

We primarily utilize our cash flow from operations and short-term loans to fund working capital, and other strategic and general operating purposes. As of December 31, 2019, and 2018, we had $4,306,138 and $3,635,623 in short term loans, respectively. The amount of capital required over the next 12 months will also depend on our levels of investment in infrastructure necessary to meet the growth demand of our business. Our working capital and capital expenditure requirements could increase materially in the event of acquisitions or joint ventures, among other factors. These factors could require that we raise additional capital through future debt or equity financing. There can be no assurance that additional financing will be available, at all, or on terms favorable to us.

Customers

We provide services to a diverse client base that includes such customers as DiDi Chuxing, the provincial subsidiaries of China Mobile and China Telecom, Ping An Insurance, Haier, HiSense Alibaba Group (including Taobao, Tmall, and Alipay), and so on. We also have outsourcing contracts with some of China’s largest banks, including China Construction Bank, China CITIC Bank, and China Merchants Bank.

Contractual Arrangements

We have signed contracts with our clients that generally have one-year terms. Outbound customer care service contracts also generally have one-year terms. Both inbound and outbound contracts have no automatic renewal provisions.

Five of our customer relationships currently in place collectively accounted for about 45% of our revenues in the year of 2019. The customers (in order of their contribution to our revenues during that period) are as follows: China Mobile, China CITIC Bank, DiDi Chuxing, Taobao, and China Merchants Bank. Any loss of our relationship with those customers could impact our revenue and profits.

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

The focus of our sales and marketing efforts is to educate prospective clients on what we believe differentiates us as an outsourced provider in the BPO market. Specifically, our sales effort focuses on our approach of investing in our human capital to outperform expectations and in delivering greater value per dollar spent. We provide a sales proposition to a prospective client based on quantifiable value per dollar spent by the client on our services. This gives the client a means of comparing our value created per dollar spent as compared to the same metrics for their internal centers or other outsourcers. We believe that this approach has been crucial to winning and retaining clients and increasing our ability to withstand competitive pricing pressure. As of December 31, 2019, we had 23 sales, marketing and sales support professionals.

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

Research and Development

We are committed to researching, designing and developing call center information technology solutions and software products that will meet the future needs of our customers. We continuously upgrade our existing software products to enhance scalability and performance and to provide added features and functions. As of December 31, 2019, our research and development team consisted of 166 researchers, engineers, developers and programmers. In addition, certain support employees regularly participate in our research and development programs. Research and development expenses consist primarily of wage expense incurred to personnel to continuously upgrade the Company’s existing software products. For the years ended December 31, 2019, 2018, and 2017, research and development expenses of $3,994,464, $4,069,794 and $3,551,629 were included in selling, general and administrative expenses.

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

The PRC Trademark Law, adopted in 1982 and revised in 2013 and 2019, with its implementation rules adopted in 2014, protects registered trademarks. The Trademark Office of the State Administration of Industry and Commerce (“SAIC”), handles trademark registrations and grants trademark registrations for a term of ten years.

Our intellectual property rights are important to our business. We rely on a combination of trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. We do not presently hold any patents or registered trademarks.

We have been granted registered computer software ownership rights by the China State Copyright Bureau to 168 pieces of computer software, including but not limited to, software programs related to call center integration and optimization, customer relationship management, online testing, insurance industry customer service inquiry system, and hospital customer service inquiry systems. These software programs allow us to implement our own computer systems without having to purchase them from an outside vendor, lowering our startup costs for additional call centers.  The China State Intellectual Property Office has granted us patents to two pieces of intellectual property rights, both patents are related to call center integration and optimization. The Trademark Office of SAIC has granted us 14 registered trademarks for the abbreviations of our company name and images of our products. We have been granted 16 domain name rights by the Internet Corporation for Assigned Names and Numbers (“ICANN”) and 11 domain name rights by the China Internet Network Information Center (“CNNIC”), including our website address ccrc.com. We enter into confidentiality agreements with most of our employees and consultants, and control access to and distribution of our documentation and other licensed information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our technology without authorization, or to develop similar technology independently. Since the Chinese legal system in general, and the intellectual property regime in particular, is relatively weak, it is often difficult to enforce intellectual property rights in China. Policing unauthorized use of our technology is difficult and the steps we take may not prevent misappropriation or infringement of our proprietary technology. In addition, litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others, which could result in substantial costs and diversion of our resources and could have a material adverse effect on our business, results of operations and financial condition.

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

As of December 31, 2019, we have obtained 168 registered computer software ownership rights from the China State Copyright Bureau, 14 patents from the China State Intellectual Property Office, 14 registered trademarks from the Trademark Office of SAIC and 27 domain name rights from ICANN and CNNIC.

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

The Ministry of Information Industry (“MII”), which was reorganized as the Ministry of Industry and Information Technology (“MIIT”) promulgated the Administrative Measures for Telecommunications Business Operating Licenses in June 2008 (the “Telecommunications License Measures”), which were last amended in July 2017. The Telecommunications License Measures provide for two types of telecommunications operating licenses for carriers in the PRC, namely licenses for basic services and licenses for value-added services. In February 2003, the MII issued a classification of basic and value-added telecommunications services, as amended in March 2016 (the “2015 Classification”). The 2015 Classification maintains the general distinction between basic telecommunications services, or BTS, and value-added telecommunications services, or VATS, and attempts to define the scope of each service. In particular, the 2015 Classification delineated the differences between “Type 1” and “Type 2” value-added services. Type 1 includes internet data center (IDC), content delivery network (CDN), domestic Internet VPN services (IP-VPN) and internet access services (ISP). Type 2 covers storage and retransmission (email, voice mail, facsimile), online date and transaction processing, call centers, domestic multi-party communications services, information services, encoding and protocol conversion and domain name services (DNS).

Under a separate set of regulations introduced in December 2001, qualified foreign investors are permitted to invest in certain sectors of China’s telecommunications industry through Sino-foreign joint ventures, including Type 2 VATS providers, although there have been few reported investments of this nature to date. These regulations, known as the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises, as amended, were the result of China’s accession to the World Trade Organization, under which certain qualifying foreign investors are permitted to own up to 49% of basic telecommunications businesses in China, and up to 50% of value-added telecommunications services businesses and wireless paging businesses (one of the basic telecommunications businesses). Such requirements for foreign investments in telecommunication businesses were confirmed by the 2018 Special Management Measures (Negative List) for the Access Investment (the “Negative List”) jointly issued by NDRC and MOFCOM on December 21, 2018. On June 30, 2019, however, NDRC and MOFCOM promulgated the new Negative List which became effective on July 30, 2019. The 2019 Negative List lifted all restrictions on foreign investments for certain types of value-added telecommunication services including e-commerce, domestic multiparty communication, store-and-forward type, and most importantly, call centers.

We and our PRC operating subsidiaries are considered foreign persons or foreign-invested enterprises under PRC laws, and, prior to July 30, 2019, were subject to foreign ownership restrictions in connection with our limited VATS Type 2 business activities. In order to comply with these restrictions, WFOE, our wholly-owned subsidiary, entered into a series of control agreements with Taiying and its sole shareholder, which allow us to exercise significant rights over the business operations of Taiying and to realize the economic benefits of the business. We do not have any equity interest in Taiying, but instead have the right to enjoy economic benefits similar to equity ownership through our control agreements with Taiying and its sole shareholder. For more information on the regulatory and other risks associated with our contractual arrangements related to Taiying, please see the discussion in “Risk Factors—Risks Relating to Our Corporate Structure.” We believe that our operations are in compliance in all material aspects with the applicable PRC regulations currently and before July 30. 2019. However, many PRC laws and regulations are subject to extensive interpretive power of governmental agencies and commissions, and there is substantial uncertainty regarding the future interpretation and application of these laws or regulations.

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

On September 21, 2006, CSRC published on its official website the Provisions on Indirect Issuance of Securities Overseas by a Domestic Enterprise or Overseas Listing of Its Securities for Trading, which specify procedures regarding CSRC’s approval for overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with the CSRC and it would take several months to complete the approval process. The application of this new PRC regulation remains unclear. Further, on December 28, 2019, China amended the Securities Law of the PRC (the “2019 PRC Securities Law”) and enacted it on March 1, 2020. Pursuant to this amendment, the direct or indirect listing or trading of a domestic company’s securities on an overseas stock exchange shall be in compliance with the relevant requirements of the State Council. The State Council has not yet implemented any detailed rules in this regard.

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

PRC Foreign Investment Law

On March 15, 2019, the National People’s Congress of the PRC adopted the Foreign Investment Law of the PRC (the “FIL”), which became effective on January 1, 2020. The FIL sets forth the principal basic legal framework of foreign investment in the PRC, and since taking effect, the FIL replaces the trio of laws regulating foreign investment in the PRC, namely, the Wholly Foreign-Invested Enterprises Law, the Law on Sino-Foreign Equity Joint Ventures, and the Law on Sino-Foreign Contractual Joint Ventures, together with their implementation rules and ancillary regulations. Pursuant to the FIL, foreign-invested enterprises established after the effective date of the FIL shall comply with, as the case may be, the Company Law or the Partnership Enterprise Law of the PRC in terms of its organization form, corporate structure and bylaws. For FIEs established prior to the effective date of the FIL, they shall have a five-year transition period, during which the FIEs, such as our WFOE, may maintain its current organization form, corporate structure and bylaws. The FIL provides clear provisions on issues of common concern for foreign-invested enterprises (“FIEs”) and their investors, such as the pre-access national treatment plus negative list system, the equal application of all national policies to FIEs, no expropriation of foreign investments under unexceptional circumstances, liberalization of inbound and outbound remittances, and concentration of undertakings reviews and foreign investment security review systems.

The FIL does not address the legality of VIE structures, and it leaves open the possibility that VIE structures may be included in the regulatory scope of “foreign investment” through special laws, or administrative regulations or even normative documents formulated by the State Council.

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

We are a holding company incorporated in the British Virgin Islands that owns all of the outstanding capital stock of CBPO, our wholly owned Hong Kong subsidiary. CBPO, in turn, owns all of the outstanding capital stock of WFOE, our operating subsidiary based in Taian City, Shandong Province, China. WFOE has entered into control agreements with the sole shareholder of Taiying, which agreements allow WFOE to control Taiying. Through our ownership of CBPO, CBPO’s ownership of WFOE and WFOE’s agreements with Taiying, we control Taiying. Taiying, in turn, is the sole shareholder of Central BPO, JTTC, SCBI, JCBI, ATIT, STTWB, STTCB, STTCZB, JTIS, NTEB, JXTT, XTTC, BTTC, BTIT, STTC, GTTC, GDTC, HTTC, ZSEC, YTIT, GNDT, STTBB, STTJB, STTHB, STTGB, ZTTC, and TTZN. CCRC was formed by Taiying as part of a reorganization to facilitate it becoming a public company. The shareholders of Beijing Taiying presently own 83% of the shares of CCRC.

Corporate History – Taiying, WFOE, CBPO, and CCRC

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

Corporate History – Central BPO, JTTC, HTCC, SCBI, JCBI, ATIT, STTWB, STTCB, STTCZB, JTIS, NTEB, JXTT, XTTC, BTTC, GDTC, BTIT, STTC, GTTC, ZSEC, YTIT, GNDT, STTBB, STTJB, STTHB, STTGB, ZTTC, and TTZN

Taiying incorporated the following subsidiaries and branch companies on the dates indicated below:

●	Central BPO – January 28, 2010;

●	JTTC – February 25, 2010;

●	HTCC – April 20, 2010;

●	SCBI – August 9, 2012;

●	JCBI – December 12, 2013;

●	ATIT – December 26, 2013;

●	STTWB – November 8, 2018;

●	STTCB – February 22, 2013;

●	STTCZB – January 28, 2019;

●	JTIS – July 1, 2014;

●	NTEB – December 25, 2014;

●	JXTT – January 8, 2015;

●	XTTC – March 20, 2015;

●	BTTC – June 30, 2015;

●	ZSEC - June 16, 2016;

●	GDTC – September 6, 2018;

●	BTIT – June 16, 2017;

●	STTC – November 8, 2017;

●	GTTC – March 28, 2018;

●	YTIT – July 8, 2019;

●	GNDT – July 25, 2019;

●	STTBB – March 18, 2019;

●	STTJB – December 6, 2019;

●	STTHB – November 28, 2019;

●	STTGB – January 22, 2020;

●	ZTTC – March 19, 2020; and

●	TTZN – May 18, 2020.

We previously incorporated branch office STTNB in Nanning City, Guangxi Zhuang Autonomous Region on May 28, 2013 and voluntarily dissolved it on January 15, 2019, incorporated GTSL on February 17, 2017 and voluntarily dissolved it on July 26, 2019.

Purpose and Significance of Taiying and its Subsidiaries, Central BPO, JTTC, HTCC, SCBI, JCBI, ATIT, STTWB, STTCB, STTCZB, JTIS, NTEB, JXTT, XTTC, ZSEC, BTIT, STTC, GDTC, GTTC, BTTC, YTIT, GNDT, STTBB, STTJB, STTHB, STTGB, ZTTC, and TTZN

GTSL, subsidiary of Taiying, was located in Hong Kong, and accounted for approximately 0% of revenue in 2019, and was voluntarily dissolved on July 26, 2019.

Taiying and its subsidiaries operate call centers throughout China. Below is a list of the call centers Taiying and each subsidiary operates, along with the revenue allocated to each call center for 2019.

●	Taiying operates three call centers located in Tai’an City, one in Chongqing, one in Kuming City, and one in Nanning City. It accounted for approximately 18.98% of revenue in 2019.

●	Central BPO operates two call centers located in Chongqing and accounted for approximately 15.03% of revenue in 2019.

●	JTTC operates one call center located in Taizhou City, Jiangsu Province, and accounted for approximately 6.35% of revenue in 2019.

●	SCBI operates a call center located in Yantai City, Shandong Province, and accounted for approximately 3.83% of revenue in 2019.

●	JCBI operates a call center in Kunshan City, Jiangsu Province, and accounted for approximately 0.03% of revenue in 2019.

●	ATIT operates three call centers located in Hefei City, Chuzhou City, and Luan City, Anhui Province, and accounted for approximately 10.51% of revenue in 2019.

●	STTWB operates a call center in Wuhan City, Hubei Province, and accounted for approximately 0.15% of revenue in 2019.

●	STTCB does not operate any call center and did not generate any external revenues in 2019.

●	STTCZB does not operate any call center, and did not generate any external revenues in 2019.

●	HTCC operates a call center located in Sanhe City, Hebei Province, and accounted for approximately 1.11% of revenue in 2019.

●	JTIS operates a call center located in Huaian City, Jiangsu Province, and accounted for approximately 12.91% of revenue in 2019.

●	NTEB operates a call center located in Nanjing City, Jiangsu Province, and accounted for approximately 0.90% of revenue in 2019.

●	JXTT operates a call center located in Nanchang City, Jiangxi Province, and accounted for approximately 3.31% of revenue in 2019.

●	XTTC operates a call center located in Urumqi City, Xinjiang Uygur Autonomous Region, and accounted for approximately 2.61% of revenue in 2019.

●	BTIT operates a call center located in Baoding City, Hebei Province, and accounted for approximately 0.56% of revenue in 2019.

●	STTC operates a call center located in Chengdu City, Sichuan Province, and accounted for approximately 8.08% of revenue in 2019.

●	GTTC operates one call center located in Nanning City, Guangxi Zhuang Autonomous Region, and one in Shantou City, Guangdong Province, and accounted for approximately 3.46% of revenue in 2019.

●	GDTC operates a call center located in Foshan City, Guangdong Province, and accounted for approximately 1.82% of revenue in 2019.

●	BTTC does not operate any call center and did not generate any external revenues in 2019.

●	ZSEC operates a call center located in Zaozhuang City, Shandong Province, and accounted for approximately 9.18% of revenue in 2019.

●	YTIT operates a call center located in Yangzhou City, Jiangsu Province, and accounted for approximately 0.70% of revenue in 2019.

●	GNDT does not operate any call center and did not generate any external revenues in 2019.

●	STTBB does not operate any call center and did not generate any external revenues in 2019.

●	STTJB does not operate any call center and did not generate any external revenues in 2019.

●	STTHB does not operate any call center and did not generate any external revenues in 2019.

●	STTGB does not operate any call center and did not generate any external revenues in 2019.

●	ZTTC is in the process of setting up a call center in Zaozhuang City, and did not generate any external revenues in 2019 as it was established in March 2020.

●	TTZN does not operate a call center and did not generate any external revenues in 2019, as it was established in May 2020.

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
Outside China
Inside China
100%
Shandong Juncheng Information Technology Co., Ltd.
Contractual Relationship
Shandong Taiying Technology Co., Ltd.
Branch Office
Shandong Taiying Technology Bozhou Branch Company
Shandong Taiying Technology Jiangxi Branch Company
Shandong Taiying Technology Hefei Branch Company
Shandong Taiying Technology Guangdong Branch Company
Shandong Taiying Technology Wuhan Branch Company
Shandong Taiying Technology Chuzhou Branch Company
Shandong Taiying Technology Chongqing Branch Company
100%
Tianjin Taiying Zhongbao Network Technology Co., Ltd.
100%
Zaozhuang Taiying Technology Co., Ltd.
100%
Beijing Taiying Technology Co., Ltd.
100%
Zaozhuang Shenggu E-Commerce Co., Ltd.
100%
Chongqing Central BPO Industry Co., Ltd.
100%
Shandong Central BPO Industry Co., Ltd.
100%
Xinjiang Taiying Technology Co., Ltd.
100%
Guangxi Taiying Information Technology Co., Ltd.
100%
Jiangxi Taiying Technology Co., Ltd.
100%
Sichuan Taiying Technology Co., Ltd.
100%
Nanjing Taiying E-Commerce Business Co., Ltd.
100%
Baoding Taiying Information Technology Service Co., Ltd.
100%
Anhui Taiying Information Technology Co., Ltd.
100%
Jiangsu Taiying Information Service Co., Ltd.
100%
Jiangsu Taiying Technology Co., Ltd.
100%
Jiangsu Central Information Service Co., Ltd.
100%
Guangdong Taiying Technology Co., Ltd.
100%
Yanghzhou Taiying Information Technology Co., Ltd.
100%
Ganjiang New District Taiying Information Services Co., Ltd.
51%
Hebei Taiying Communication BPO Co., Ltd.

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

Our headquarters is located at 1366 Zhongtianmen Street, Xinghuo Science and Technology Park, High-tech Zone, Taian City, Shandong Province, People’s Republic of China. Taiying has incorporated total 27 subsidiary companies and branch offices strategically-located throughout China, affording our customers local expertise and management. Our facilities are used for sales and marketing, research and development and administrative functions. All of the facilities are leased. We believe our facilities are adequate for our current needs. A summary description of our current facilities follows:

Office	Address	Rental Term	Space

Principal Executive Office & Shandong Taian Center #1	General Bldg 1/F-3/F,1366 Zhongtianmen Street, IB District Standard Factories, Xinghuo Science and Technology Park High-tech Zone, Taian, Shandong,China	November 2017- October 2020	132,558 sq. ft.

Shandong Taian Center #2	1/F & 4/F, General Bldg. and #E General Bldg, 1366 Zhongtianmen Street, Xinghuo Science and Technology Park High-tech Zone Taian, Shandong, China	1/F: November 2017 – March 2021; 4/F: April 2018 – March 2021; #E General Bldg: January 2020 – September 2022	77,005 sq. ft.

Shanghai Office	Rm. 25-D18, 21/F, Bank of Shanghai, 168 Yincheng Middle Rd, Lujiazui, Pudong, Shanghai, China	July 2019 – June 2020	1,609 sq. ft.

Chongqing Nan’an Center	29 Nanping W Rd, Nan’an District, Chongqing, China	November 2019 – October 2021	592 sq. ft.

Office	Address	Rental Term	Space

Shandong Taian Center #3	299 Tianzhufeng Rd, Taian, Shandong, China	November 2018 – October 2023	21527.82 sq. ft.

Anhui Shushan Center	1201 Wenshui Rd., Shushan Economy Development District, Hefei, Anhui, China

1/F-5/F, Area A, Bldg #3, Phase III: August 2019 – September 2022;

1/F – 5/F, Area B, Bldg #3, Phase III: December 2019 – December 2020;

6/F, Area A&B, Bldg#3, Phase III: September 2019 – September 2022;

3/F, Phase II: August 2019 – July 2022

168,361 sq. ft.

Anhui Chuzhou Center	68 Xin’an Rd. Development District, Chuzhou, Anhui, China	September 2018 – September 2021	2260 sq. ft.

Hebei Baoding Center	999 Fuxing East Rd., Baoding Zhidian Startup Base1-202 & 1-203, Beishi District, Baoding, Hebei, China	1-202: May 2019 – December 2020; 1-203: February 2019 – December 2020;	17,048 sq. ft.

Hubei Wuhan Office	Rm. A11-301, Guanggu Software Park, Donghu High-Tech District, Wuhan, Hubei, China	November 2019 – November 2020	2,562 sq. ft.

Guangdong Foshan Center	Rongyao International Finance Center, Rm. 401-408, 501-508, 25 Ronghe Rd., Guicheng Street, Nanhai District, Foshan, Guangdong, China	April 2018 – December 2023	44,849 sq. ft.

Guangxi Nanning Center	No. 5 Factory, China ASEAN Technology Enterprise Incubate Base II, 3 Zongbu Rd., Nanning City, Guangxi Zhuang Autonomous Region, China	1/F: February 2019 – January 2021; 4/F: August 2018 – July 2020	28,701 sq. ft.

Guangdong Shantou Center	Factory A, 5/F Office, 71 Huangshan rd. Longhu District, Shantou, Guangdong, China	April 2019 – April 2020 (renewing)	2,691 sq. ft.

Hebei Sanhe Center	Bai Shi Jin Gu Industry Base, Yanjiao Development District, Sanhe, Hebei, China	March 2019 – March 2022	45,402 sq. ft.

Jiangsu Huaian Center	Customer Service Bldg. N., 4/F-5/F, Zhongyi District cc-1, 333 Chengde Rd. S., Economic Development District, Huaian, Jiangsu, China	September 2019 – December 2020	45,402 sq. ft.

Jiangxi Nanchang Center	Bldg. C, 1807 Gaoxin Avenue Qingshan Lake District Nanchang, Jiangxi, China	1/F & 2/F: January 2015 – December 2020; 3/F: July 2017 – December 2020	90,242 sq. ft.

Nanjing Office	8 Zhuanqiang Economic Park, Gaochun District, Nanjing, Jiangsu, China	December 2014 – December 2024	538 sq. ft.

Office	Address	Rental Term	Space

Nanjing Center	99 Shengtai Rd., Bldg 4, 3/F, Jiangning District, Nanjing, Jiangsu, China	July 2018 – July 2021	14,434 sq. ft.

Shandong Yantai Center	8-9 Jinhua Road Muping, Yantai, Shandong, China	June 2018 – May 2021	92,645 sq. ft.

Sichuan Chengdu Center	4 Jianshe South Zhi Rd., Dongjiaojiyi Park, Bldg 17. 1/F-5/F, and Bldg 19, 2/F-5/F, Chengdu, Sichuan, China	17th Bldg.: November 2017 – November 2022; 19th Bldg.: December 2017 – December 2023	100,131 sq. ft.

Jiangsu Taizhou Center	West Bldg #2, 1/F – 4/F, 98 Phoenix West Road, Taizhou, Jiangsu, China	1/F & 2/F: December 2009 – December 2024 3/F & 4/F: January 2017 – December 2024	129,167 sq. ft.

Xinjiang Center	4/F-6/F, 10 Xishan Rd., Urumqi, Xinjiang Uygur Autonomous Region, China	October 2014 – December 2019 (renewing)	17,793 sq. ft.

Jiangsu Yangzhou Center	Bldg. 12, Area A, 2/F-3/F, Jiangsu Information Service Industry Base, Guangling New Town, Guangling District, Yangzhou, Jiangsu, China	July 2019 – June 2021	24,692 sq. ft.

Shandong Zaozhuang Center	BPO Industry Park, South Bldg., Dongshun Rd., Taierzhuang District, Zaozhuang, Shandong, China	January 2018 – January 2021	69,965 sq. ft.

Chongqing Yongchuan Center	799 Heshun Ave. Bldg. 7,1/F-5/F, and Bldg. 10, 1/F-5/F, Yongchuan District, Chongqing, China	Periodic Tenancy	139,231 sq. ft.

Chongqing Center	5/F-6/F, A Zone, Neptune Science & Technology Mansion, 62 Xingguang Ave., Southern Area, Chongqing, PRC	5/F: August 2018 – August 2021; 6/F: August 2019 – February 2023	39,717 sq. ft.

Jiangsu Kunshan Center	Rm. 1010, 10/F, Bldg. 1 #A, Zhongke Innovation Plaza, 1555 Lvdi Ave., Huaqiao Towhnship, Kunshan, Jiangsu, China	August 2018 – August 2020	1,249 sq. ft.

Beijing Office	8 Guanghua Road Zhaoyang District, Beijing, China	June 2019 – June 2021	1,735 sq. ft.

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

Our service is currently delivered from our call centers located in Shandong Province, Jiangsu Province, Guangdong Province, Yunnan Province, Hubei Province, Sichuan Province, Hebei Province, Anhui Province, the Xinjiang Uygur Autonomous Region, the Guangxi Zhuang Autonomous Region, Jiangxi Province and Chongqing City, with a capacity approximately of 22,360 seats. We reserved seats in excess of our current labor capacity in anticipation to increase in labor force due to increase in projects in the near future. We believe Taiying and its subsidiaries’ strategic locations and our investment in technology and human resources position us well in our efforts to reach our goals.

Our customers represent a variety of industry lines, including, but not limited to, communication, banking, insurance, E-commerce, manufacturing, software, media, postal, judicial, real estate, and tourism. In addition to answering inbound calls, or calls initiated by customers purchasing products and services from our clients, we also make outbound cold calls to help our clients promote their products, such as weather, health, education and farming related VAS products to targeted subscribers.

We generate almost all of our revenues from more than one hundred sixty customers, including the subsidiaries of China Mobile, Didi Chuxing (a mobile taxi-calling company), Taobao, China Merchants Bank, Tmall Technology, China CITIC Bank, China Construction Bank, Alipay Internet Technology, Ping An Insurance, Haier, and HiSense. We also signed outsourcing contracts with some of China’s largest banks, based upon assets held, including China Construction Bank, China CITIC Bank, and China Merchants Bank, and we also signed outsourcing contracts with a subsidiary of China’s online retailer - Alibaba, Qunar, Jiedaibao, SF Express and China’s tourism network.

We received grants from various government agencies after meeting certain conditions if applicable, such as locating call centers in their jurisdictions or helping local employment needs. Government grants are recognized when received and all the conditions specified in the grant have been met. For the year ended December 31, 2019, the government grants recognized as income were $1,825,402, accounting for 14% of our net income. For the year ended December 31, 2018, the government grants recognized as income were $1,709,297, accounting for 10% of our net income. We anticipate that we will continue to receive government grants in the coming year, and government grants will continue to have impact on our future profitability. In the absence of future government grants, our operations and profitability will be negatively impacted.

We operate our business through contractual arrangements between WFOE, our wholly-owned subsidiary, and Taiying. Through contractual arrangements, we are able to control the business of Taiying.

The COVID-19 Pandemic

Since early 2020, the epidemic of the novel strain of coronavirus (COVID-19) (the “COVID-19 pandemic”) has spread across China and other countries, and has adversely affected businesses and economic activities in the first quarter of 2020 and beyond. The Company followed the restrictive measures implemented in China, by suspending onsite operation and having employees work remotely until late March 2020, when the Company started to gradually resume normal operation. Consequently, the COVID-19 pandemic may adversely affect the Company’s business operations, financial condition and operating results for 2020, including but not limited to material negative impact to the Company’s total revenues, slower collection of accounts receivables and significant impairment to the Company’s equity investments. Due to the high uncertainty of the evolving situation, the Company has limited visibility on the full impact brought upon by the COVID-19 pandemic and the related financial impact cannot be estimated at this time.

We are monitoring the global outbreak and spread of COVID-19 and taking steps in an effort to identify and mitigate the adverse impacts on, and risks to, our business (including but not limited to our employees, customers, and other business partners) posed by its spread and the governmental and community reactions thereto. We continue to assess and update our business continuity plans in the context of this pandemic, including taking steps in an effort to help keep our workforces healthy and safe. The spread of COVID-19 has caused us to modify our business practices (including employee travel, employee work locations in certain cases, and cancellation of physical participation in certain meetings, events and conferences), and we expect to take further actions as may be required or recommended by government authorities or as we determine are in the best interests of our employees, customers and other business partners. We are also working with our suppliers to understand the existing and future negative impacts, and to take actions in an effort to mitigate such impacts. Due to the speed with which the COVID-19 pandemic is developing, the global breadth of its spread and the range of governmental and community reactions thereto, there is uncertainty around its duration and ultimate impact; therefore, any negative impact on our overall financial and operating results (including without limitation our liquidity) cannot be reasonably estimated at this time, but the pandemic could lead to extended disruption of economic activity and the impact on our financial and operating results.

Principal Factors Affecting Our Results of Operations

Revenues

We generate revenue from the BPO programs we administer for our clients. For the year ended December 31, 2019, we derived approximately 14% of our revenues from our service to China Mobile and their provincial subsidiaries.

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

For inbound customer care service, we charge fees based on either the number of calls (charges per interaction) or predetermined seats charges (weekly charges, or monthly charges per seat). We negotiate these terms on a client-by-client basis. In most contracts, our clients pay a pre-determined rate if we meet specified performance criteria. Such criteria are based on objective performance metrics that our client agrees would add quantifiable value to their operations. In addition, most of our contracts include provisions that provide for downward revision of our prices under certain circumstances, such as if the average speed required to answer a call is longer than agreed to with the client. All of our fees and downward revision provisions are negotiated at the time that we sign a statement of work with a client, and our revenue from our contracts is thus fixed and determinable at the end of each month. For the year ended December 31, 2019, 44% of our revenue was generated from inbound calling and 34% of our revenue was generated from outbound calling. The remaining 22% of revenue was related to other services provided to our customers such as data processing.

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

We currently still derive a significant portion of our revenue from our telecommunications clients. Though we have reduced the dependence gradually during the past three years. Provincial subsidiaries of China Mobile and China Telecom represented 19%, 25%, and 37% of our sales for the years ended December 31, 2019, 2018, and 2017, respectively.

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

Expansion. We believe that businesses in China are increasingly looking for vendors that provide call center BPO services from multiple geographic locations. This allows clients to manage fewer vendors while minimizing risk to operations from natural disasters. We believe that we should continue to expand our business to other regions of China to increase our market share. In 2019 and 2020, Taiying incorporated nine new subsidiary companies and throughout China to further expand our business. If we fail to make acquisitions or expand to other geographic regions, our revenue growth could slow down.

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

Number of customers. To the extent Taiying increases the number of its clients, we expect to experience a corresponding increase in selling expenses and travel expenses. At present, Taiying is able to service substantially all of its customers with its 29 call center locations including the call centers on client sites. As we expand our Jiangxi, Anhui, Jiangshu and Shandong facilities, we expect Taiying to add more customers and incur more selling expenses.

Number of call centers we operate. We operate 29 call centers located in 15 provinces throughout China, that enable us to service clients throughout Shandong province (Taian City, Yantai City, Zaozhuang City), Jiangsu province (Taizhou City, Huaian City, Yangzhou City), Anhui province (Hefei City, Chuzhou City, Luan City), Hebei province (Yanjiao City, Baoding City), the Xinjiang Uygur Autonomous Region (Urumqi City), the Guangxi Zhuang Autonomous Region (Nanning City), Jiangxi province (Nanchang City, Gangjiang City), Chongqing City, Sichuan Province (Chengdu City), and Yunnan province (Kunming City). As Taiying operates more call centers, our administrative expenses tend to increase in dollars but decrease as a percentage of revenues.

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

Results of Operations

	For The Years Ended December 31,
	2019	2018	2017
Revenues, net	$173,409,113	$141,433,641	$88,971,787
Cost of revenues	134,504,540	102,567,896	65,562,563
Gross profit	38,904,573	38,865,745	23,409,224
Gross margin	22%	27%	26%
Selling, general and administrative expenses	26,318,771	21,329,908	14,766,524
Operating income	$12,585,802	$17,535,837	$8,642,700

Revenues. Our revenues from third parties were $173,409,113 and $141,433,641 for the years ended December 31, 2019 and 2018, respectively, an increase of $31,975,472, or 23% as a result of growth in our BPO business. Our revenues from third parties were $141,433,641 and $88,971,787 for the years ended December 31, 2018 and 2017, respectively, an increase of $52,461,854, or 59% as a result of growth in our BPO business. All of our revenue was generated from third party companies for the years ended December 31, 2019, 2018, and 2017. Our revenue growth in the years of 2019, 2018 and 2017 resulted primarily from acquiring new customers and increased sales volumes to our existing clients.

Gross margin. Our gross margin stayed relatively stable for the years ended December 31, 2019, 2018, and 2017 at 22%, 27%, and 26%, respectively. The slight decrease in gross margin resulted from an increase in our employees’ compensation and benefits. We have been maintaining our efficiency while expanding our business over the years.

Cost of revenues. Cost of revenues consists primarily of salaries, payroll taxes and employee benefits costs of our customer service associates and other operations personnel. Cost of revenues also includes direct communications costs, rent expenses, information technology costs and facilities support expenses. Our cost of revenues increased by $31,936,644, or 31% for the year ended December 31, 2019 compared to the year ended December 31, 2018. Our cost of revenues increased by $37,005,333, or 56% for the year ended December 31, 2018 compared to the year ended December 31, 2017. This absolute dollar increase in cost of revenues for the year ended December 31, 2019 as compared to the year ended December 31, 2018 and for the year ended December 31, 2018 as compared to the year ended December 31, 2017 directly corresponded to the increase in revenues during the same year. Our cost of revenues as a percentage of revenue was 78%, 73% and 74% for the years ended December 31, 2019, 2018 and 2017, respectively.

Selling, general and administrative expenses. Selling, general and administrative expenses consist primarily of sales and administrative employee-related expenses, professional fees, travel costs, research and development costs, and other corporate expenses. Selling, general and administrative expenses were $26,318,771 for the year of 2019, an increase of $4,988,863, or 23% from December 31, 2018 to December 31, 2019. Selling, general and administrative expenses were $21,329,908 for the year of 2018, an increase of $6,563,384, or 44% from December 31, 2017 to December 31, 2018. The increase in selling, general and administrative expenses over years is a result of higher payroll and bonus expenses paid to the administrative and research personnel and the management team. We anticipate that our administrative expenses, particularly those related to support personnel costs, professional fees, as well as Sarbanes-Oxley compliance, will continue to increase as we are a new publicly traded company in the United States.

Income from operations. Our income from operations were $12,585,802 for the year ended December 31, 2019, $17,535,837 for the year ended December 31, 2018, and $8,642,700 for the year ended December 31, 2017. Our operating income as a percentage of total revenues was 7% for the year ended December 31, 2019, 12% for the year ended December 31, 2018, and 10% for the year ended December 31, 2017. We have been keeping a relatively stable yield from operation while successfully expanding and growing our business for new and existing customers.

Government Grants. Government grants were $1,825,402 and $1,709,297 for the years ended December 31, 2019 and 2018, respectively, an increase of $116,105 or 7%. Government grants were $1,709,297 and $1,885,340 for the years ended December 31, 2018 and 2017, respectively, a decrease of $176,043 or 9%. Most of government grants were a one-time event. Government grants as a percentage of net income is 14%, 10% and 21% for the years ended December 31, 2019, 2018 and 2017, respectively.

Income Taxes. We incurred $2,391,371, $2,966,880 and $1,255,654 in income taxes for the years ended December 31, 2019, 2018 and 2017, respectively. The $575,509 decrease from the year ended December 31, 2018 to the year ended December 31, 2019 resulted from our increased selling, general and administrative expenses and our successful application for the preferential tax rate for some of our subsidiaries. The $1,711,226 increase from year ended December 31, 2017 to year ended December 31, 2018 resulted from our increased revenues and operating income. In 2019, ZSEC, Taiying, Central BPO, JTTC, SCBI, JTIS, HTCC, JXTT, XTTC, ATIT, GTTC and STTC were entitled to a preferential enterprise income tax rate of 15%. In 2018, ZSEC, Taiying, Central BPO, JTTC, SCBI, JTIS, HTCC, JXTT, and XTTC were entitled to a preferential enterprise income tax rate of 15%. In 2017, Taiying, Central BPO, JTTC, SCBI, JTIS, HTCC, and JXTT were entitled to a preferential enterprise income tax rate of 15%. The standard enterprise income tax rate in China is 25%.

Net Income attributable to China Customer Relations Centers, Inc.

Our net income attributable to China Customer Relations Centers, Inc. was $13,056,011 and $16,092,538 for the years ended December 31, 2019 and 2018, respectively, representing a decrease of $3,036,527, or 19%. The decrease in net income was a result of our increased selling and administrative expenses, offset by increased gross profit, increased government grants, increased other income and decreased income tax expense for the year ended December 31, 2019, compared to the year ended December 31, 2018.

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

Net Income attributable to Noncontrolling interest. Noncontrolling interest represents the ownership interests Jiate holds in HTCC and the amount recorded as noncontrolling interest in our consolidated statements of income and comprehensive income is computed by multiplying the after-tax loss for the year ended December 31, 2017 by the percentage ownership in HTCC not directly attributable to us. For the years ended December 31, 2019, 2018, and 2017, the weighted average noncontrolling interest attributable to ownership interests in HTCC not directly attributable to us was 49%, 49%, and 48%, respectively.

B.	Liquidity and Capital Resources

Liquidity

Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations and otherwise operate on an ongoing basis. At December 31, 2019, we had a working capital of $47,499,597, compared to a working capital of $41,050,234 at December 31, 2018.

Our cash and cash equivalents balance at December 31, 2019 totaled $25,328,486, compared to $24,419,912 at December 31, 2018. During the year ended December 31, 2019, cash provided by operating activities was $5,213,237, cash used in investing activities was $4,460,851, cash provided by financing activities was $544,301, and the negative effect of prevailing exchange rates on our cash position was $388,113.

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

The increase of $908,574 in cash and cash equivalents from December 31, 2018 to December 31, 2019 was mainly due to proceeds of $727,030 borrowed from China Merchants Bank and our increased revenue, offset by capital expansion we initiated to expand current call centers and equip new call centers for the year ended December 31, 2019. To limit our expenditures in cash, we delayed suppliers’ payments, increased our accounts payables, and held on employees’ compensation.

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

For 2019, we expect our main growth will be organic, from Taiying’s 29 call center locations. The demand for Taiying’s call center services appears to be strengthening, from which we expect to generate a positive cash flow. We are seeking to acquire potential target companies and expect to complete any acquisitions in the near future, which may be a more efficient way to expand our business. In the near future, additional amounts need to be used for facility improvements and expansion based on our current estimates of our facilities requirements that are necessary to support the anticipated growth of our business. In addition, we expect additional cash and cash equivalent will be occupied as working capital with the rapid growth of our revenue. We believe that we will be able to finance our acquisition plan, our working capital needs and planned facilities improvements and expansion for at least the next 12 months from cash generated from operations and borrowings under our revolving line of credit.

To the extent demand for Taiying’s call center BPO services increases, we need to consider establishing or acquiring additional facilities in different cities to meet such increased demand. In addition to subsidiaries established in prior years, we set up Yangzhou Taiying Information Technology Co., Ltd., Ganjiang New District Taiying Information Services Co., Ltd. and three new branch companies of Taiying in 2019. With the completion of our initial public offering in December 2015 and the sustained rapid growth in the last four years, we want to accelerate the expansion of our business by acquiring value-added target companies in the near future.

Our long-term future capital requirements will depend on many factors, including our level of revenue, the timing and extent of our spending to support the maintenance and growth of our operations, the expansion of our sales and the continued market acceptance of our services. As of December 31, 2019, we had a short-term bank loan outstanding of $4,306,138, compared to $3,635,623 short term bank loan outstanding as of December 31, 2018. We also expect to continue to have significant capital requirements associated with the maintenance and growth of our operations, including the lease and build-out of additional facilities primarily to support an increase in the number of our customer service associates and the purchase of computer equipment and software, telecommunications equipment and furniture, fixtures and office equipment to support our operations. We expect to continue to incur additional costs associated with being a publicly traded company in the United States, primarily due to increased expenses that we incur to comply with the requirements of the Sarbanes-Oxley Act of 2002, as well as costs related to accounting and tax services, directors and officers insurance, legal expenses and investor and shareholder-related expenses. These additional long-term expenses may require us to seek other sources of financing, such as additional borrowings or public or private equity or debt capital. The availability of these other sources of financing will depend upon our financial condition and results of operations as well as prevailing market conditions, and may not be available on terms reasonably acceptable to us or at all.

The COVID-19 Pandemic. On January 30, 2020, the World Health Organization declared the coronavirus outbreak a "Public Health Emergency of International Concern" and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical areas in China in which the Company operates. Consequently, the COVID-19 pandemic may adversely affect the Company’s business operations, financial condition and operating results for 2020, including but not limited to material negative impact to the Company’s total revenues, slower collection of accounts receivables and significant impairment to the Company’s equity investments. Due to the high uncertainty of the evolving situation, the Company has limited visibility on the full impact brought upon by the COVID-19 pandemic and the related financial impact cannot be estimated at this time.

Additionally, it is possible that estimates made in the financial statements have been, or will be, materially and adversely impacted in the near term as a result of these conditions, including the ability to raise additional funding.

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

Currently, the approved investment amount of WFOE is $10 million, its registered capital as of the last period presented is $5 million. Taiying is a PRC domestic company, which has a registered capital of RMB 36,000,000. Violations of these SAFE regulations may result in severe monetary or other penalties, including confiscation of earnings derived from such violation activities, a fine of up to 30% of the RMB funds converted from the foreign invested funds or in the case of a severe violation, a fine ranging from 30% to 100% of the RMB funds converted from the foreign-invested funds.

Capital Resources

The following table provides certain selected balance sheets comparisons as of December 31, 2019 and December 31, 2018:

	December 31,	December 31,	Increase
	2019	2018	(Decrease)%

Cash and cash equivalents	$25,328,486	$24,419,912	$908,574	4%
Accounts receivable, net	42,606,485	30,050,506	12,555,979	42%
Prepayments	2,396,646	1,689,835	706,811	42%
Prepayment, related party	90,429	91,618	(1,189)	-1%
Due from related party, current	-	199,994	(199,994)	-100%
Income taxes recoverable	712,459	527,995	184,464	35%
Other current assets	3,408,704	1,959,923	1,448,781	74%
Total current assets	74,543,209	58,939,783	15,603,426	26%
Equity investments	3,446,346	3,491,653	(45,307)	-1%
Property and equipment, net	10,115,782	8,290,460	1,825,322	22%
Deferred tax assets	242,863	486,009	(243,146)	-50%
Due from related party, non-current	215,307	-	215,307	100%
Operating lease right-of-use assets	9,827,114	-	9,827,114	100%
Operating lease right-of-use assets -related party	172,121	-	172,121	100%
Total non-current assets	24,019,533	12,268,122	11,751,411	96%
Total assets	$98,562,742	$71,207,905	$27,354,837	38%

Short term loan	$4,306,138	$3,635,623	$670,515	18%
Accounts payable	2,602,972	610,724	1,992,248	326%
Accounts payable - related parties	149,658	162,112	(12,454)	-8%
Accrued liabilities and other payables	4,641,892	5,673,159	(1,031,267)	-18%
Deferred revenue	456,331	361,636	94,695	26%
Wages payable	10,472,596	7,082,138	3,390,458	48%
Income taxes payable	452,961	364,157	88,804	24%
Operating lease liabilities, current	3,797,069	-	3,797,069	100%
Operating lease liabilities – related party, current	163,995	-	163,995	100%
Total current liabilities	27,043,612	17,889,549	9,154,063	51%
Operating lease liabilities, non-current	6,068,702	-	6,068,702	100%
Total liabilities	$33,112,314	$17,889,549	$15,222,765	85%

We maintain cash and cash equivalents in China. At December 31, 2019 and 2018, bank deposits were as follows:

	December 31,	December 31,
Country	2019	2018
China	$25,160,080	$23,767,806
China (offshore bank account)	136,883	596,689
Total	$25,296,963	$24,364,495

The majority of our cash balances at December 31, 2019 are in the form of RMB stored in bank account of China. Cash held in banks (both mainland and offshore bank accounts) in the PRC is not insured. The value of cash on deposit in mainland China of $25,296,963 as of December 31, 2019 has been converted based on the exchange rate as of December 31, 2019. In 1996, the Chinese government introduced regulations, which relaxed restrictions on the conversion of the RMB; however restrictions still remain, including but not limited to restrictions on foreign invested entities. Foreign invested entities may only buy, sell or remit foreign currencies after providing valid commercial documents at only those banks authorized to conduct foreign exchanges. Furthermore, the conversion of RMB for capital account items, including direct investments and loans, is subject to PRC government approval. Chinese entities are required to establish and maintain separate foreign exchange accounts for capital account items. We cannot be certain Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the RMB, especially with respect to foreign exchange transactions. Accordingly, cash on deposit in banks in the PRC is not readily deployable by us for use outside of China.

Cash and cash equivalents

As of December 31, 2019, cash and cash equivalents were $25,328,486, which increased by $908,574 compared to $24,419,912 as of December 31, 2018. The following table sets forth certain items in our consolidated statements of cash flows for 2019, 2018 and 2017.

	For The Years Ended December 31,
	2019	2018	2017
Net cash provided by operating activities	$5,213,237	$12,142,470	$3,002,240
Net cash used in investing activities (1)	(4,460,851)	(4,748,428)	(5,365,819)
Net cash provided by (used in) financing activities	544,301	(89,084)	3,660,157
Exchange rate effect on cash, cash equivalents and restricted cash	(388,113)	(1,513,411)	884,519
Net cash inflow	$908,574	$5,791,547	$2,181,097

(1) For net cash used in investing activities for the year ended December 31, 2017, a positive effect from collection of restricted cash of $500,000, which was excluded from presentation of cash flows used in investing activities in the statements of cash flow and included in the beginning balance of cash, cash equivalents and restricted cash pursuant to the adoption of ASU 2016-18.

Accounts Receivable, net

Account receivables, net as of December 31, 2019 was $42,606,485, an increase of $12,555,979 compared to a balance of $30,050,506 as of December 31, 2018. This increase resulted primarily from increases in the volume of services we provided.

Due from related party, current

As of December 31, 2019, balance due from related party was $0, a decrease of $199,994 compared to $199,994 at December 31, 2018. The amount owed to the Company by a related party company represents a non-secured, interest free, short-term loan obtained from the Company, which was collected as of December 31, 2019.

Due from related party, non-current

As of December 31, 2019, balance due from related party, non-current was $215,307, an increase of $215,307 compared to $0 at December 31, 2018. The amount owed to the Company by a related party company represents a non-secured, 4.35% annual interest rate, long-term loan obtained from the Company during the year ended December 31, 2019.

Current assets

Current assets as of December 31, 2019 totaled $74,543,209, an increase of $15,603,426, or 26% from our December 31, 2018 balance. This increase primarily resulted from a $908,574 increase in cash and cash equivalents, a $12,555,979 increase in net accounts receivable, a $706,811 increase in prepayments, an $184,464 increase in income taxes recoverable, and a $1,448,781 increase in other current assets, offset by a $199,994 decrease in due from related parties, current, and a $1,189 decrease in prepayment of related parties.

Property and equipment, net

Property and equipment, net as of December 31, 2019 were $10,115,782, an increase of $1,825,322 compared to December 31, 2018. This increase primarily resulted from an increase of $1,202,423 in electronic equipment, an increase of $1,488,411 in office furniture and other equipment, an increase of $408,507 in computer software to support the growth of our operations, an increase of $65,791 in motor vehicle payments and an increase of $94,361 in construction in progress, offset by an aggregate increase of $2,196,197 in current depreciation.

Accrued liabilities and other payables

Accrued liabilities and other payables principally include network rental expense in the telecommunication industry, unpaid travel expense, professional service expense. The balance as of December 31, 2019 was $4,641,892, a decrease of $1,031,267 compared to $5,673,159 as of December 31, 2018.

Wages payable

Wages payable as of December 31, 2019 was $10,472,596, an increase of $3,390,458 compared to $7,082,138 as of December 31, 2018. This increase resulted from the increased employees’ compensation with our expansion of operations for the year ended December 31, 2019.

Cash Provided By Operating Activities

Net cash provided by operating activities for the year ended December 31, 2019 totaled $5,213,237. The activities were mainly comprised of net income of $13,174,125, depreciation of $3,404,912, gain on disposal of property and equipment of $19,091, deferred income taxes of $238,883, non-cash lease expense of $3,501,753, and an increase in accounts payable of $2,017,431, an increase in wages payable of $3,511,093, offset by an increase of $13,057,615 in net accounts receivable, an increase of $2,097,963 in prepayments, an increase of $3,037,030 in operating lease liabilities and $1,510,847 in other current assets.

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

The significant decrease in cash flows from our operating activities for the year ended December 31, 2019 compared to the year ended December 31, 2018 primarily resulted from our decrease in net income yield from our operation for the year ended December 31, 2019, and an increase in net accounts receivable and operating lease liabilities, offset by the increase in wages payable and accounts payable.

The significant increase in cash flows from our operating activities for the year ended December 31, 2018 compared to the year ended December 31, 2017 primarily resulted from the increase in net income yield from our operations for the year ended December 31, 2018, offset by increase in net accounts receivable.

Cash Used In Investing Activities

Net cash used in investing activities for the year ended December 31, 2019 totaled $4,460,851. The activities were primarily comprised of $4,481,450 used to purchase property and equipment and advances to related parties of $214,111, offset by $36,693 proceeds from sales of property and equipment and repayment from related parties of $198,017.

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

One of our primary uses of cash in our investing activities for each period is for our purchase of property and equipment, including information technology equipment, furniture, fixtures and leasehold improvements for expansion of available seats. For the year ended December 31, 2019, we spent $286,689 more in purchasing property and equipment than in 2018. For the year ended December 31, 2018, we spent $2,685,420 more in purchasing property and equipment than in 2017. In addition, for the year ended December 31, 2017, we paid cash of $3,509,404 to make investments in other companies for the first time in the past three years.

Cash Provided By (Used In) Financing Activities

For the year ended December 31, 2019, net cash provided by financing activities was $544,301, which primarily consisted of proceeds from short-term loans of $4,452,368, offset by our repayment of a short-term loan of $3,694,345, and a dividend of $213,722 distributed to Jiate, 49% owner of HTCC.

For the year ended December 31, 2018, net cash used in financing activities was $89,084, which primarily resulted from a dividend of $355,232 distributed to Jiate, 49% owner of HTCC.

For the year ended December 31, 2017, net cash provided by financing activities was $3,660,157, which primarily consisted of proceeds from a loan from Bank of China.

We have maintained a stable financing with the Bank of China during the year ended December 31, 2019 and 2018 and established new financing relationship with China Merchants Bank. We decided to distribute the dividend to Jiate for the continuous source of income Jiate has introduced to HTCC.

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

Contract liabilities represented receipt in advance from customers. As of December 31, 2019, receipt in advance from customers was $456,331. As of December 31, 2018, receipt in advance from customers was $361,636, of which $361,636 was recognized as revenue in the year ended December 31, 2019. Receipt in advance from customers is included in deferred revenue in the consolidated balance sheets. The Company does not have any contract asset.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates and judgments on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions of future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. Significant estimates and assumptions by management include, among others, useful lives and impairment of long-lived assets, impairment of equity investments, allowance for doubtful accounts, income taxes including the valuation allowance for deferred tax assets, and estimated amounts of variable consideration in the Company’s revenue recognition, and estimate on the execution of right of renewal and termination of lease arrangements. While the Company believes that the estimates and assumptions used in the preparation of the financial statements are appropriate, actual results could differ from those estimates. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the financial statements in the period they are determined to be necessary.

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

Lease Commitments

Recent adoption of accounting pronouncement ASU 2016-02

On January 1, 2019, the Company adopted Accounting Standards Update (ASU) 2016-02, Leases (together with all amendments subsequently issued thereto, “ASC Topic 842”), using the modified retrospective method. The Company elected the transition method which allows entities to initially apply the requirements by recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. As a result of electing this transition method, previously reported financial information has not been restated to reflect the application of the new standard to the comparative periods presented. The Company elected the package of practical expedients permitted under the transition guidance within ASC Topic 842, which among other things, allows the Company to carry forward certain historical conclusions reached under ASC Topic 840 regarding lease identification, classification, and the accounting treatment of initial direct costs. The Company elected not to record assets and liabilities on its consolidated balance sheet for new or existing lease arrangements with terms of 12 months or less. The Company recognizes lease expenses for such leases on a straight-line basis over the lease term. In addition, the Company elected the land easement transition practical expedient and did not reassess whether an existing or expired land easement is a lease or contains a lease if it has not historically been accounted for as a lease.

The initial lease liability is equal to the future fixed minimum lease payments discounted using the Company’s incremental borrowing rate, on a secured basis. The lease term includes option renewal periods and early termination payments when it is reasonably certain that the Company will exercise those rights. The initial measurement of the ROU asset is equal to the initial lease liability plus any initial direct costs and prepayments, less any lease incentives.

The primary impact of applying ASC Topic 842 is the initial recognition of approximately $7.9 million of operating lease liabilities, approximately $324,000 of which was associated with a related party lease, and approximately $8.1 million of corresponding right-of-use assets, approximately $327,000 of which was associated with a related party lease, on the Company’s consolidated balance sheet as of January 1, 2019, for leases classified as operating leases under ASC Topic 840, as well as enhanced disclosure of the Company’s leasing arrangements. There is no cumulative effect to retained earnings or other components of equity recognized as of January 1, 2019 and the adoption of this standard did not impact the consolidated statement of income and comprehensive income or consolidated statement of cash flows of the Company. The Company does not have finance lease arrangements as of December 31, 2019. See Note 14 for further discussion.

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

Foreign Currency Translation

The accompanying consolidated financial statements are presented in United States dollar (“$”), which is the reporting currency of the Company. The functional currency of China Customer Relations Centers, Inc. and CBPO is United States dollar. The functional currency of the Company’s subsidiary and VIEs located in the PRC is Renminbi (“RMB”). For the subsidiaries whose functional currencies are RMB, results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. The resulting translation adjustments are included in determining other comprehensive income. Transaction gains and losses are reflected in the consolidated statements of income and comprehensive income. For the years ended December 31, 2019, 2018 and 2017, the Company had gain (loss) of $77,348, $231,928 and ($283,343), respectively, resulting from foreign currency transactions, which was included in other income (other expense) in the consolidated statements of income and comprehensive income.

Recent Accounting Pronouncements

In December 2019, the FASB issued ASU 2019-12 - Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This ASU provides an exception to the general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year. This update also (1) requires an entity to recognize a franchise tax (or similar tax) that is partially based on income as an income-based tax and account for any incremental amount incurred as a non-income-based tax, (2) requires an entity to evaluate when a step-up in the tax basis of goodwill should be considered part of the business combination in which goodwill was originally recognized for accounting purposes and when it should be considered a separate transaction, and (3) requires that an entity reflect the effect of an enacted change in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. The standard is effective for the Company for fiscal years beginning after December 15, 2020, with early adoption permitted. The Company is currently in the process of evaluating the impact of the adoption on its consolidated financial statements.

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

●	We believe China’s major enterprises have begun to focus on BPO providers who can offer fully integrated revenue generation solutions to target new markets and improve revenue and profitability. We believe companies in various industries, including credit card, insurance and logistics enterprises, have been increasingly contacting BPO service providers for their services as a means to increase sales and profitability. In the past, companies of these types typically performed call center services internally. CCRC believes such companies are increasingly outsourcing these functions.

●	Having experienced success with outsourcing a portion of their business processes to capable third-party providers, Chinese companies are increasingly inclined to outsource a larger percentage of this work. We have observed this trend among our major customers, for example, the provincial subsidiaries of China Mobile and China Telecom, who have increased outsourcing as a means of meeting internal goals of limiting growth in their own employment. We believe companies will continue to consolidate their business processes with third-party providers, such as Taiying, who are financially stable and able to invest in their business while also demonstrating the ability to cost-effectively meet their evolving needs.

●	There is increasing adoption of outsourcing across broader groups of industries. Early adopters of the BPO trend, such as the media and communications industries, are being joined by companies in other industries, including government, automobile, retail, logistics, media, financial services, IT and e-commerce. These companies are beginning to adopt outsourcing to improve their business processes and competitiveness. For example, we see increasing interest in our services from companies in the financial services industries, as evidenced by our recent clients, two of the largest five commercial banks in China. We believe the increasing adoption of outsourcing across broader groups of industries and the number of other industries that will adopt or increase their level of outsourcing will continue to grow, further enabling us to increase and diversify our revenue and client base.

●	As companies broaden their product offerings and seek to enter new geographic locations, we believe they will be looking for outsourcing providers that can provide speed-to-market while reducing their capital and operating risk. To achieve these benefits, companies are seeking BPO providers with an extensive operating history, an established geographic footprint, the financial strength to invest in innovations to deliver more strategic capabilities and the ability to scale and meet customer demands quickly. We believe we can quickly implement large, complex business processes around China in a short period of time while assuring a high-quality experience for their customers.

●	Our existing clients are large companies with diverse BPO needs, and we plan to continue our strategy of expanding the scale and scope of the services we provide for these large clients. As a full-service provider of voice services such as care, sales, and other back-office functions, we can provide numerous capabilities to our existing client base. We have experienced continued growth from our existing clients, with more services being demanded by our existing clients. We believe our organic growth in Taiying’s sales of service to existing clients is likely to continue for the near future.

●	While we have our Shandong and Heilongjiang contact centers and Beijing and Tianjing offices to cover the services demanded from the northern part of China and the Bohai Bay Economic Rim, we believe that our, Hebei, Anhui, Guangxi, Xinjiang, Jiangxi, Jiangsu, Guangdong, Yunan, Hubei, Sichuan, and Chongqing City contact centers and Shanghai office have allowed us to expand our geographic reach to other parts of China, particularly the southwest region, the Yangtze River Delta, and the Pearl River Delta, covering a total of 10 provinces, 2 autonomous regions, and 4 directly-administered municipalities (Beijing, Shanghai, Tianjin, and Chongqing) in China. Given our strategic locations and our significant investment in standardized technology and processes, we believe that we can meet our clients’ speed-to-market demand of launching new products or entering new geographic locations.

●	While we continue to target the significant market opportunity still available in the telecommunications industry, we are focusing on reaching new clients in the financial service and internet commerce industry, which have a large share of the overall outsourced market. We have been actively marketing our services to a wider range of industries, including government, consumer products and logistics entities.

●	We believe that competition in the customer care call center BPO market is going to become more intense, and consolidation is going to prevail in the near future. It is possible that competition in the form of new competitors or alliances, joint ventures or consolidation among existing competitors may decrease our market share.

E.	Off-Balance Sheet Arrangements.

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

The following table summarizes our contractual obligations as of December 31, 2019, and the effect these obligations are expected to have on our liquidity and cash flows in future periods:

Contractual obligations	Total	1 year	2-3 years	4-5 years	thereafter
Operating leases	$10,081,123	$4,495,299	$4,528,605	$1,057,219	$-
Total	$10,081,123	$4,495,299	$4,528,605	$1,057,219	$-

G.	Safe Harbor.

See “Forward-Looking Statements.”

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management.

MANAGEMENT

The following table sets forth our executive officers and directors, their ages and the positions held by them:

Name	Age	Position	Appointed
Gary Wang (1) (2)	52	Chief Executive Officer, Chairman of the Board and Director	2014
David Wang (1) (2)	49	Chief Financial Officer, Director	2014
Guoan Xu (1) (2)	44	Vice President, Director	2014
Tianjun Zhang (1) (4) (5) (6) (7)	48	Director	2015
Weixin Wang (1) (3) (6) (7)	50	Director	2014
Jie Xu (1) (4) (5)	48	Director	2014
Owens Meng (1) (3) (5) (6) (7)	42	Director	2014

(1)	The individual’s business address is c/o Taiying, 1366 Zhongtianmen Dajie, Xinghuo Science and Technology Park, High-tech Zone, Taian City, Shandong Province, People’s Republic of China 271000.

(2)	Class III director whose term expires at the 2022 annual meeting of shareholders.

(3)	Class II director whose term expires at the 2021 annual meeting of shareholders.

(4)	Class I director whose term expires at the 2020 annual meeting of shareholders.

(5)	Member of audit committee.

(6)	Member of compensation committee.

(7)	Member of nominating committee.

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

In 2019, we paid an aggregate of approximately $1,329,048 U.S. dollars in cash as salaries, bonuses and fees to our senior executives and officers named in this annual report. Other than salaries, fees and share incentives, we do not otherwise provide pension, retirement or similar benefits to our officers and directors.

Director Compensation

All directors hold office until the next annual meeting of shareholders at which their respective class of directors is re-elected and until their successors have been duly elected and qualified. There are no family relationships among our directors or executive officers. Officers are elected by and serve at the discretion of the Board of Directors. Employee directors do not receive any compensation for their services. Independent directors are entitled to receive $20,000 per year for serving as directors and may receive stock, option or other equity-based incentives to our directors for their service. The following table presents information regarding the compensation of our independent directors for fiscal 2019. Compensation for our Chief Executive Officer, Gary Wang, Chief Financial Officer, David Wang and Guoan Xu are Vice President is reflected above in the Summary Compensation Table rather than below.

Summary Director Compensation Table FY 2019

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

The directors are divided into three classes, as nearly equal in number as the then total number of directors permits. Class I directors shall face re-election at our annual general meeting of shareholders in 2020 and every three years thereafter. Class II directors shall face re-election at our annual general meeting of shareholders in 2021 and every three years thereafter. Class III directors shall face re-election at our annual general meeting of shareholders in 2022 and every three years thereafter.

If the number of director changes, any increase or decrease will be apportioned among the classes so as to maintain the number of directors in each class as nearly as possible. Any additional director of a class elected to fill a vacancy resulting from an increase in such class will hold office for a term that coincides with the remaining term of that class. Decreases in the number of directors will not shorten the term of any incumbent director. These board provisions could make it more difficult for third parties to gain control of our company by making it difficult to replace members of the Board of Directors.

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

Our Employees

As of December 31, 2019, we had approximately 12,636 full-time employees and approximately 5,601 workers who are not considered full-time employees under the PRC laws, including part-time employees, dispatched workers, reemployed workers after retirement, and interns. Our senior management and many of our employees have had prior experience in the call center industry.

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

The following tables set forth certain information with respect to the beneficial ownership of our common shares as of May [●], 2020, for:

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

Applicable percentage ownership is based on 18,329,600 common shares outstanding at May 28, 2020. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o China Customer Relations Centers, Inc., 1366 Zhongtianmen Dajie, Xinghuo Science and Technology Park, High-tech Zone, Taian City, Shandong Province, People’s Republic of China 271000.

	Beneficial Ownership (1)
Name of Beneficial Owner	Common Shares	Percentage
Gary Wang (2) (4)	3,958,763	21.6%
David Wang (3) (4)	1,069,936	5.8%
Guoan Xu (4)	122,400	*
Weixin Wang (4)	0	0
Jie Xu (4)	0	0
Tianjun Zhang (4)	0	0
Owens Meng (4)	0	0
All directors and executive officers as a group	5,151,099	28.1%

*	Less than 1%.
(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common shares or the power to receive the economic benefit of the common shares.
(2)	Chairman and Chief Executive Officer
(3)	Chief Financial Officer
(4)	Director

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

The following tables set forth certain information with respect to the beneficial ownership of our common shares as of May 28, 2020, for:

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

Applicable percentage ownership is based on 18,329,600 common shares outstanding at May 28, 2020. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o China Customer Relations Centers, Inc., 1366 Zhongtianmen Dajie, Xinghuo Science and Technology Park, High-tech Zone, Taian City, Shandong Province, People’s Republic of China 271000.

	Beneficial Ownership (1)
Name of Beneficial Owner	Common Shares	Percentage
Qingmao Zhang	1,174,000	6.4%
5% or greater beneficial owners as a group	1,174,000	6.4%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common shares or the power to receive the economic benefit of the common shares.

B.	Related Party Transactions.

The related parties had transactions for the years ended December 31, 2019, 2018 and 2017 consist of the following:

Name of Related Party	Nature of Relationship
Beijing Taiying Anrui Holding Co., Ltd. (“Beijing Taiying”)	Sole Shareholder

Shandong Luk Information Technology Co., Ltd. (“Shandong Luk”)	Controlled by the brother of Gary Wang, the Chief Executive Officer of the Company

Chongqing Shenggu Human Resources Co., Ltd. (“CSHR”)	Controlled by Beijing Taiying

Chongqing Taiying Shiye Development Co., Ltd. (“Shiye”)	David Wang, the Chief Financial Officer of the Company, being a 5% shareholder

Shenzhen Shenggu Human Resources Management Co., Ltd. (“SSHR”)	Controlled by Beijing Taiying and David Wang being a 15% shareholder

Beijing Jiate Information Technology Co., Ltd. (“Jiate”)	Noncontrolling shareholder of HTCC

Jiangsu Sound Valley Human Resource Management Co., Ltd. (“JSVH”)	Controlled by Gary Wang

Jinan Shenggu Human Resources Management Co., Ltd. (“JSHR”)	Controlled by Gary Wang

Beijing Shenggu Education Investment Co., Ltd. (“BSEI”)	Controlled by Gary Wang

Shenzhen Shenggu Human Resources Management Co., Ltd. (“SSHR”)	Controlled by Gary Wang

Tai’an Taiying Wealth and Equity Investment and Management Co., Ltd. (“TWIC”)	David Wang being the legal person of TWIC

Significant balances and transactions with related parties are as follows:

	December 31,
Name of Related Party	2019	2018	Nature of Balance
PREPAYMENT - RELATED PARTY
Beijing Taiying	$90,429	$91,618	Prepayment of services
Prepayment - related party, total	$90,429	$91,618

DUE FROM RELATED PARTY, CURRENT
CSHR	$-	$199,994	Non-secured and interest free short-term loan
Due from related party, current, total	$-	$199,994

DUE FROM RELATED PARTY, NON-CURRENT
JSVH	$215,307	$-	A loan bearing annual interest rate of 4.35%
Due from related party, non-current, total	$215,307	$-

ACCOUNTS PAYABLE - RELATED PARTIES
JSVH	$60,664	$73,020	Outstanding unpaid human resource service fee
JSHR	-	33,753	Outstanding unpaid human resource service fee
SSHR	88,994	-	Outstanding unpaid human resource service fee
Jiate	-	55,339	Outstanding unpaid customer referral commission
Accounts payable - related parties, total	$149,658	$162,112

EQUITY INVESTMENT
TWIC	$1,454	$1,435	Equity investment (See Note 4)
Equity investment, total	$1,454	$1,435

Related party lease

BSEI leased certain office space at Zaozhuang Software and Service Industrial Park with a total area of 18,000 square meters, of which 6,500 square meters were subleased to ZSEC at a price of RMB0.5 per square meter per day, from July 1, 2018 to January 1, 2021. Lease expense incurred associated with the BSEI lease for the years ended December 31, 2019 and 2018 was approximately $164,000 and $88,000, respectively. The Company does not have any outstanding balance owed to BSEI as of December 31, 2019 and 2018.

Notes receivable from related party, net

The Company had certain notes receivable from Shiye in relation to a loan made in 2013. During the year ended December 31, 2018, the Company reserved an allowance for all the outstanding balance from Shiye as the Company does not expect to collect from Shiye within a reasonable period of time.

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

PRC Foreign Investment Law

On March 15, 2019, the National People’s Congress of the PRC adopted the FIL, which became effective on January 1, 2020. The FIL sets forth the principal basic legal framework of foreign investment in the PRC, and since its effectiveness, replaces the trio of laws regulating foreign investment in the PRC, namely, the Wholly Foreign-Invested Enterprises Law, the Law on Sino-Foreign Equity Joint Ventures, and the Law on Sino-Foreign Contractual Joint Ventures, together with their implementation rules and ancillary regulations. Pursuant to the FIL, foreign-invested enterprises established after the effective date of the FIL shall comply with, as the case may be, the Company Law or the Partnership Enterprise Law of the PRC in terms of its organization form, corporate structure and bylaws. For FIEs established prior to the effective date of the FIL, they have a five-year transition period, during which the FIEs, such as our WFOE, may maintain its current organization form, corporate structure and bylaws.

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

On April 14, 2008, the Chinese Ministry of Science and Technology, Ministry of Finance and State Administration of Taxation enacted the Administrative Measures for Certifying High and New Technology Enterprises, which retroactively became effective on January 1, 2008 and amended on January 1, 2016. Under the EIT Law, certain qualified high-tech companies may benefit from a preferential tax rate of 15% if they own their core intellectual properties and are classified into certain industries strongly supported by the Chinese government and set forth by certain departments of the Chinese State Council. Taiying was granted the high and new technology enterprise (“HNTE”) qualification valid for three years starting from June 12, 2009, which was subsequently renewed, and is currently valid through November 29, 2021. Further, the following subsidiaries were granted the HNTE qualifications and entitled to a preferential EIT rate of 15% valid for three years: Central BPO starting from December 5, 2016 and renewed for another three year in 2019, JTTC from December 7, 2017, SCBI from December 15, 2016 and renewed for another three year in 2019, JTIS from November 30, 2016 and renewed for another three year on November 7, 2019, HTCC from October 27, 2017, JXTT from November 15, 2016 and renewed for another three year on September 16 2019, ZSEC from August 16, 2018, and ATIT starting from November 20, 2019. There can be no assurance, however, that Taiying and its subsidiaries will continue to meet the qualifications for such a reduced tax rate. In addition, there can be no guaranty that relevant governmental authorities will not revoke Taiying’s “high and new technology enterprise” status in the future.

On April 6, 2012, State Administration of Taxation circulated the Announcement on Enterprise Income Tax Regarding Further Implementing the Western China Development Strategy, effective retroactively on January 1, 2011. Pursuant to the Announcement, an enterprise with over 70% of its annual revenues generated from businesses listed in the Catalogue of Industries Encouraged to Develop in the Western Region will be granted a preferential tax rate of 15%. XTTC, GTTC, and STTC have been granted a preferential EIT rate of 15% valid through 2020, for their BPO businesses conducted in the western regions of China. There can be no assurance, however, that XTTC, GTTC and STTC will continue to meet the qualifications for such a reduced tax rate.

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

Pursuant to the Circular of the State Council on Effectively and Comprehensively Promoting the Pilot Program of Replacing Business Tax with Value-added Tax recently amended on November 19, 2017 and the regulations hereof, the VAT rates generally applicable were 17%, 11%, 6% and 0%, and the VAT rate applicable to the small-scale taxpayers was 3% and 6% to value-added telecommunications services. On April 4, 2018, SAT issued the Circular Regarding Adjusting Value-added Tax Rates, which came into effect on May 1, 2018, and thus, as of December 31, 2018, the VAT tax rates were 16%, 10%, 6%, and 0%. The VAT rates were further decreased pursuant to the Circular Regarding the Relevant Policies of Deepening Value-added Tax Reform jointly issued by the Ministry of Finance, SAT, and the General Administration of Customs on March 20, 2019, which became effective on April 1, 2019 (the “Circular 39”). Pursuant to the Circular 39, starting June 1, 2019, the previous VAT rates of 16% and 10% were adjusted to 13% and 9%.

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

Not Applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our main interest rate exposure relates to bank borrowings. We manage our interest rate exposure with a focus on reducing our overall cost of debt and exposure to changes in interest rates. In the year 2019, we had $1.13 million in weighted average outstanding bank loans, with a weighted average effective interest rate of 4.80%. In 2018, we had $3.74 million in weighted average outstanding bank loans, with weighted average effective interest rate of 5.22%.

As of December 31, 2019, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, profit attributable to equity owners of our company would have been RMB2,323,288 ($333,500) lower/higher, respectively, mainly as a result of higher/lower interest income from our cash and cash equivalents and loan receivables.

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

Foreign Exchange Risk

Our functional currency is the RMB, and our financial statements are presented in U.S. dollar. The RMB depreciated against the U.S. dollar by 4.42% in 2019 and depreciated against the U.S. dollar by 5.69% in 2018. The change in the value of RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operation.

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

As of December 31, 2019 (the “Evaluation Date”), the company carried out an evaluation, under the supervision of and with the participation of management, including the company’s chief executive officer and chief financial officer, of the effectiveness of the design and operation of the company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based on the foregoing, the chief executive officer and chief financial officer concluded that as of the Evaluation Date the company’s disclosure controls and procedures were effective and designed to ensure that all material information required to be included in our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and to ensure that information required to be disclosed is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decision regarding required disclosure.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2019. In making this assessment, management used the framework set forth in the report Internal Control – Integrated framework issued in 2013 by the Committee of Sponsoring Organization of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (1)the control environment, (2)risk assessment,(3)control activities, (4)information and communication and (5)monitoring.

Based on that evaluation, management concluded that these controls were effective at December 31, 2019.

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

Audit Fees

During fiscal 2019 and 2018, MaloneBailey, LLP’s fees for the annual audit of our financial statements and the periodic reviews of the financial statements were $305,000 and $307,000, respectively.

Audit-Related Fees

The company did not pay MaloneBailey, LLP for audit-related fees in fiscal 2019 or 2018.

Tax Fees

The company has not paid MaloneBailey, LLP for tax services in fiscal 2019 or 2018.

All Other Fees

The company has not paid MaloneBailey, LLP for any other services in fiscal 2019 or 2018.

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

Item 16D. Exemptions form the Listing Standards for the Audit Committee

Not Applicable.

Item 16E. Purchase of Equity Securities by the Issuer and the Affiliated Purchasers

Neither the company nor any affiliated purchaser has purchased any shares or other units of any class of the company’s equity securities registered by the company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended December 31, 2019.

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

Item 19. Exhibits

Exhibit No.	Description of Exhibit

1.1	Memorandum and Articles of Association (1)

2.1	Specimen Common Share Certificate (1)

2.2	2018 Share Incentive Plan (3)

4.1	Translation of Shareholder’s Voting Proxy Agreement (1)

4.2	Translation of Entrusted Management Agreement (1)

4.3	Translation of Exclusive Option Agreement (1)

4.4	Translation of Pledge of Equity Agreement (1)

4.5	Employment Agreement of Gary Wang (2)

4.6	Employment Agreement of David Wang (2)

4.7	Employment Agreement of GuoanXu (2)

8.1	List of Subsidiaries

11.1	Code of Ethics (1)

12.1	Certification of the Chief Executive Officer of China Customer Relations Centers, Inc. pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer of China Customer Relations Centers, Inc. pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.1	Press Release dated May 29, 2020 titled “China Customer Relations Centers, Inc. Announces Financial Results for the Second Half and Fiscal Year of 2019

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Labels Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

(1)	Filed as an exhibit to the China Customer Relations Centers, Inc.’s Registration Statement on Form S-1, as amended on Form F-1 (Registration No. 333-199306) initially filed on October 14, 2014 and hereby incorporated by reference.
(2)	Filed as an exhibit to China Customer Relations Centers, Inc.’s 2016 Annual Report on Form 20-F, filed on April 28, 2017 and hereby incorporated by reference.
(3)	Filed as part of an exhibit to the Registrant’s report on Form 6-K, filed on June 28, 2018 and hereby incorporated by reference.

SIGNATURES

The registrant hereby certifies that is meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA CUSTOMER RELATIONS CENTERS, INC.

By:	/s/ GARY WANG
Gary Wang
Chief Executive Officer

Date: May 29, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

China Customer Relations Centers, Inc. and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of China Customer Relations Centers, Inc. and Subsidiaries (collectively, the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ MaloneBailey, LLP

www.malonebailey.com

We have served as the Company's auditor since 2014.

Houston, Texas

May 29, 2020

CHINA CUSTOMER RELATIONS CENTERS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2019	2018

ASSETS

Cash and cash equivalents	$25,328,486	$24,419,912
Accounts receivable, net	42,606,485	30,050,506
Prepayments	2,396,646	1,689,835
Prepayment, related party	90,429	91,618
Due from related party, current	-	199,994
Income taxes recoverable	712,459	527,995
Other current assets	3,408,704	1,959,923
Total current assets	74,543,209	58,939,783
Equity investments	3,446,346	3,491,653
Property and equipment, net	10,115,782	8,290,460
Deferred tax assets	242,863	486,009
Due from related party, non-current	215,307	-
Operating lease right-of-use assets	9,827,114	-
Operating lease right-of-use assets - related party	172,121	-
Total non-current assets	24,019,533	12,268,122
Total assets	$98,562,742	$71,207,905

LIABILITIES AND EQUITY
Accounts payable	$2,602,972	$610,724
Accounts payable - related parties	149,658	162,112
Accrued liabilities and other payables	4,641,892	5,673,159
Deferred revenue	456,331	361,636
Wages payable	10,472,596	7,082,138
Income taxes payable	452,961	364,157
Operating lease liabilities, current	3,797,069	-
Operating lease liabilities - related party, current	163,995	-
Short term loans	4,306,138	3,635,623
Total current liabilities	27,043,612	17,889,549
Operating lease liabilities, non-current	6,068,702	-
Total non-current liabilities	6,068,702	-
Total liabilities	33,112,314	17,889,549
Equity
Common shares, $0.001 par value, 100,000,000 shares authorized, 18,329,600 shares issued and outstanding as of December 31, 2019 and December 31, 2018	18,330	18,330
Additional paid-in capital	15,074,267	11,202,396
Retained earnings	47,347,781	40,065,822
Statutory reserves	5,818,330	3,916,149
Accumulated other comprehensive loss	(3,411,744)	(2,592,289)
Total China Customer Relations Centers, Inc. shareholders’ equity	64,846,964	52,610,408
Noncontrolling interest	603,464	707,948
Total equity	65,450,428	53,318,356
Total liabilities and equity	$98,562,742	$71,207,905

The accompanying notes are an integral part of these consolidated financial statements

CHINA CUSTOMER RELATIONS CENTERS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For The Years Ended December 31,
	2019	2018	2017

Revenues, net	$173,409,113	$141,433,641	$88,971,787
Cost of revenues	134,504,540	102,567,896	65,562,563
Gross profit	38,904,573	38,865,745	23,409,224
Operating expenses:
Selling, general & administrative expenses	26,318,771	21,329,908	14,766,524
Total operating expenses	26,318,771	21,329,908	14,766,524
Income from operations	12,585,802	17,535,837	8,642,700
Interest expense	(190,808)	(404,958)	(1,609)
Government grants	1,825,402	1,709,297	1,885,340
Other income	1,547,788	552,205	175,995
Other expense	(202,688)	(124,370)	(331,641)
Total other income	2,979,694	1,732,174	1,728,085
Income before provision for income taxes	15,565,496	19,268,011	10,370,785
Income tax provision	2,391,371	2,966,880	1,255,654
Net income	13,174,125	16,301,131	9,115,131
Less: net income attributable to noncontrolling interest	118,114	208,593	341,672
Net income attributable to China Customer Relations Centers, Inc.	$13,056,011	16,092,538	8,773,459

Comprehensive income
Net income	$13,174,125	$16,301,131	$9,115,131
Other comprehensive income (loss)
Foreign currency translation adjustment	(828,331)	(2,741,283)	2,141,796
Total Comprehensive income	12,345,794	13,559,848	11,256,927
Less: Comprehensive income attributable to noncontrolling interest	109,238	140,467	401,324
Comprehensive income attributable to China Customer Relations Centers, Inc.	$12,236,556	$13,419,381	$10,855,603

Earnings per share attributable to China Customer Relations Centers, Inc.
Basic	$0.71	$0.88	$0.48
Diluted	$0.71	$0.88	$0.48
Weighted average common shares outstanding
Basic	18,329,600	18,329,600	18,329,600
Diluted	18,329,600	18,329,600	18,329,600

The accompanying notes are an integral part of these consolidated financial statements

CHINA CUSTOMER RELATIONS CENTERS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Number of Shares	Common Stock	Additional Paid-in Capital	Statutory Reserves	Retained Earnings	Accumulated Other Comprehensive Income	Noncontrolling Interest	Total Equity

Balance, December 31, 2016	18,329,600	$18,330	$11,178,774	$2,067,835	$17,226,261	$(1,987,968)	$-	$28,503,232
Net income					8,773,459		341,672	9,115,131
Foreign currency translation adjustment						2,082,144	59,652	2,141,796
Contribution from noncontrolling investor			23,622		(178,122)	(13,308)	521,389	353,581
Transfer to reserve				529,196	(529,196)			-
Balance, December 31, 2017	18,329,600	$18,330	$11,202,396	$2,597,031	$25,292,402	$80,868	$922,713	$40,113,740
Net income					16,092,538		208,593	16,301,131
Foreign currency translation adjustment						(2,673,157)	(68,126)	(2,741,283)
Distribution of dividend to noncontrolling investor							(355,232)	(355,232)
Transfer to reserve				1,319,118	(1,319,118)			-
Balance, December 31, 2018	18,329,600	$18,330	$11,202,396	$3,916,149	$40,065,822	$(2,592,289)	$707,948	$53,318,356
Net income					13,056,011		118,114	13,174,125
Foreign currency translation adjustment						(819,455)	(8,876)	(828,331)
Distribution of dividend to noncontrolling investor							(213,722)	(213,722)
Capital increase from retained earnings			3,871,871		(3,871,871)			-
Transfer to reserve				1,902,181	(1,902,181)			-
Balance, December 31, 2019	18,329,600	$18,330	$15,074,267	$5,818,330	$47,347,781	$(3,411,744)	$603,464	$65,450,428

The accompanying notes are an integral part of these consolidated financial statements

CHINA CUSTOMER RELATIONS CENTERS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For The Years Ended December 31,
	2019	2018	2017

Cash flows from operating activities
Net income	$13,174,125	$16,301,131	$9,115,131
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	3,404,912	2,635,242	1,852,152
Allowance for doubtful accounts	-	952,439	429,803
Loss on disposal of property and equipment	19,091	34,166	2,416
Deferred income taxes	238,883	(196,909)	(230,043)
Non-cash lease expense	3,501,753	-	-
Changes in assets and liabilities:
Accounts receivable	(13,057,615)	(7,937,804)	(9,269,755)
Prepayments	(2,097,963)	(887,778)	(1,313,830)
Prepayment, related party	-	(95,244)	-
Other current assets	(1,510,847)	(970,199)	25,925
Operating lease liabilities	(3,037,030)	-	-
Accounts payable	2,017,431	147,818	(505,372)
Accounts payable - related parties	(10,440)	122,630	(88,136)
Wages payable	3,511,093	1,884,440	2,393,214
Income taxes recoverable	(192,965)	(548,893)	-
Income taxes payable	94,336	(153,896)	(386,825)
Deferred revenue	100,245	(221,771)	(38,813)
Accrued liabilities and other payables	(941,772)	1,077,098	1,016,373
Net cash provided by operating activities	5,213,237	12,142,470	3,002,240
Cash flows from investing activities
Purchase of property and equipment	(4,481,450)	(4,768,139)	(2,082,719)
Proceeds from sale of property and equipment	36,693	9,197	108
Payments for equity investments	-	(1,461)	(3,509,404)
Repayments from third parties	-	-	233,596
Advance to related parties	(214,111)	(105,827)	(7,400)
Repayment from related parties	198,017	117,802	-
Net cash used in investing activities	(4,460,851)	(4,748,428)	(5,365,819)
Cash flows from financing activities
Contribution from noncontrolling investor in subsidiary	-	-	353,581
Dividend distributed to noncontrolling investor in subsidiary	(213,722)	(355,232)	-
Repayments to related parties	-	-	(473,914)
Borrowings from short term loans	4,452,368	3,891,596	3,780,490
Repayment of short term loans	(3,694,345)	(3,625,448)	-
Net cash provided by (used in) financing activities	544,301	(89,084)	3,660,157
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(388,113)	(1,513,411)	884,519
Net change in cash, cash equivalents and restricted cash	908,574	5,791,547	2,181,097
Cash, cash equivalents and restricted cash, beginning of the year	24,419,912	18,628,365	16,447,268
Cash, cash equivalents and restricted cash, end of the year	$25,328,486	$24,419,912	$18,628,365
Supplemental cash flow information
Interest paid	$190,808	$404,958	$1,609
Income taxes paid	$2,993,733	$3,929,237	$1,767,983
Non-cash investing and financing activities
Transfer from prepayments to property and equipment	$904,309	$392,637	$866,940
Liabilities assumed in connection with purchase of property and equipment	$24,512	$88,112	$252,317
Property and equipment purchased by related party	$-	$-	$15,539
Advance to related party settled through service	$-	$-	$52,215
Settlement of notes receivable from a third party	$-	$-	$328,783

The accompanying notes are an integral part of these consolidated financial statements

CHINA CUSTOMER RELATIONS CENTERS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – ORGANIZATION

China Customer Relations Centers, Inc. (the “Company”), was incorporated on March 6, 2014 under the laws of British Virgin Islands. China BPO Holdings Limited (“CBPO”), the Company’s 100% owned subsidiary, was established in Hong Kong on March 28, 2014 as a limited liability company. Other than the equity interest in CBPO, the Company does not own any material assets or liabilities or conduct any operations. CBPO holds all of the outstanding equity interest in Shandong Juncheng Information Technology Co., Ltd., a company established on August 19, 2014 in the People’s Republic of China (“PRC”) as a wholly foreign owned enterprise (“WFOE”). Other than the equity interest in WFOE, CBPO does not own any material assets or liabilities or conduct any operations. Shandong Taiying Technology Co., Ltd (“Taiying”) was incorporated on December 18, 2007 as a domestic Chinese corporation. Taiying and its wholly owned or majority owned subsidiaries are engaged in business process outsourcing (“BPO”), acting as a service provider focusing on the complex voice-based and online-based segment of customer care services, including customer relationship management, sales, customer retention, marketing surveys and research for some of China’s big enterprises.

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

As of the filing date, the Company’s subsidiaries and variable interest entities are as follows:

Name	Date of Incorporation	Place of incorporation	Percentage of effective ownership	Principal Activities
China BPO Holdings Limited, (“CBPO”)	March 28, 2014	Hong Kong	100%	Holding company of WFOE

Shandong Juncheng Information Technology Co., Ltd. (“WFOE”)	August 19, 2014	PRC	100%	Holding company

Shandong Taiying Technology Co., Ltd. (“Taiying”)	December 18, 2007	PRC	Contractual arrangements (1)	BPO service provider principally serves North China

Chongqing Central BPO Industry Co., Ltd. (“Central BPO”)	January 28, 2010	PRC	100% (2)	BPO service provider principally serves South China

Jiangsu Taiying Technology Co., Ltd. (“JTTC”)	February 25, 2010	PRC	100% (2)	BPO service provider which principally serves East China

Hebei Taiying Communication BPO Co., Ltd. (“HTCC”)	April 20, 2010	PRC	51% (4)	BPO service provider which principally serves North China

Shandong Central BPO Industry Co., Ltd. (“SCBI”)	August 9, 2012	PRC	100% (5)	BPO service provider which principally serves North China

Shandong Taiying Technology Chongqing Branch Company (“STTCB”)	February 22, 2013	PRC	100% (2)	BPO service provider principally serves South China

Jiangsu Central Information Service Co., Ltd. (“JCBI”)	December 12, 2013	PRC	100% (2)	BPO service provider principally serves East China

Anhui Taiying Information Technology Co., Ltd. (“ATIT”)	December 26, 2013	PRC	100% (2)	BPO service provider principally serves East China

Jiangsu Taiying Information Service Co., Ltd. (“JTIS”)	July 1, 2014	PRC	100% (2)	BPO service provider principally serves East China

Nanjing Taiying E-Commercial Business Co., Ltd. (“NTEB”)	December 25, 2014	PRC	100% (2)	BPO service provider principally serves East China

Name	Date of Incorporation	Place of incorporation	Percentage of effective ownership	Principal Activities
Jiangxi Taiying Technology Co., Ltd. (“JXTT”)	January 8, 2015	PRC	100% (2)	BPO service provider principally serves Southeast China

Xinjiang Taiying Technology Co., Ltd (“XTTC”)	March 20, 2015	PRC	100% (2)	BPO service provider principally serves Northwest, China

Beijing Taiying Technology Co., Ltd. (“BTTC”)	June 30, 2015	PRC	100% (2)	BPO service provider principally serves North China

Zaozhuang Shenggu E-commerce Co., Ltd. (“ZSEC”)	June 16, 2016	PRC	100% (3)	E-commerce service provider for the Company

Baoding Taiying Information Technology Service Co., Ltd. (“BTIT”)	June 16, 2017	PRC	100% (2)	BPO service provider principally serves Hebei Province, China

Sichuan Taiying Technology Co., Ltd. (“STTC”)	November 8, 2017	PRC	100% (2)	BPO service provider principally serves Sichuan Province, China

Guangxi Taiying Information Technology Co., Ltd. (“GTTC”)	March 28, 2018	PRC	100% (2)	BPO service provider principally serves Guangxi Zhuang Autonomous Region, China

Guangdong Taiying Technology Co., Ltd. (“GDTT”)	September 6, 2018	PRC	100% (2)	BPO service provider principally serves Guangdong Province

Shandong Taiying Technology Wuhan Branch Company (“STTWB”)	November 8, 2018	PRC	100% (2)	BPO service provider principally serves Hubei Province

Shandong Taiying Technology Chuzhou Branch Company (“STTCZB”)	January 28, 2019	PRC	100% (2)	In the process of dissolution

Shandong Taiying Technology Bozhou Branch Company (“STTBB”)	March 18, 2019	PRC	100% (2)	In the process of dissolution

Yangzhou Taiying Information Technology Co., Ltd. (“YTIT”)	July 8, 2019	PRC	100% (2)	BPO service provider principally serves Jiangshu Province

Ganjiang New District Taiying Information Services Co., Ltd. (“GNDT”)	July 25, 2019	PRC	100% (2)	BPO service provider principally serves Jiangxi Province

Shandong Taiying Technology Hefei Branch Company (“STTHB”)	November 28, 2019	PRC	100% (2)	BPO service provider principally serves Anhui Province

Shandong Taiying Technology Jiangxi Branch Company (“STTJB”)	December 6, 2019	PRC	100% (2)	BPO service provider principally serves Jiangxi Province

Shandong Taiying Technology Guangdong Branch Company (“STTGB”)	January 22, 2020	PRC	100% (2)	BPO service provider principally serves Guangdong Province

Tianjin Taiying Zhongbao Network Technology Co., Ltd. (“TTZN”)	May 18, 2020	PRC	100% (2)	BPO service provider principally serves North China

Zaozhuang Taiying Technology Co., Ltd. (“ZTTC”)	March 19, 2020	PRC	100% (2)	BPO service provider principally serves Hebei Province

(1) VIE effectively controlled by WFOE through a series of contractual agreements

(2) Wholly-owned subsidiaries of Taiying

(3) Wholly-owned subsidiary of BTTC

(4) 49% owned by Beijing Jiate Information Technology Co., Ltd.

(5) Wholly-owned subsidiary of Central BPO

As of December 31, 2019 and 2018, the assets and liabilities in the Company’s balance sheets relate to CCRC, CBPO, and WOFE are as follows:

	December 31, 2019			December 31, 2018
	Held by CCRC	Held by CBPO	Held by WFOE	Held by CCRC	Held by CBPO	Held by WFOE

Assets
Cash and cash equivalents	$119,778	$17,125	$4,793,416	$579,490	$17,219	$4,729,713
Other receivables	24,000	-	-	2,035	-	73
Prepayments	22,740	-	-	109,583	-	9,730
Income taxes recoverable	-	-	46,579	-	-	11,942
Long term investment	-	5,000,000	-	-	5,000,000	-
Property and equipment, net	-	-	-	-	-	15,084

Liabilities
Other payables	$-	$52,000	$2,017	$34,797	$57,000	$34,809
Wages payable	100,000	-		100,000	-	130,882

As of December 31, 2019 and 2018, the carrying amount and classification of the assets and liabilities in the Company’s balance sheets that relate to the Company’s VIE and VIE’s subsidiaries is as follows:

	December 31, 2019	December 31, 2018
ASSETS
Cash and cash equivalents	$20,398,167	$19,093,490
Accounts receivable, net	42,606,485	30,050,506
Prepayments	2,373,906	1,570,522
Prepayment, related party	90,429	91,618
Due from related party, current	-	199,994
Income taxes recoverable	665,880	516,053
Other current assets	3,384,704	1,957,815
Total current assets of VIE and its subsidiaries	69,519,571	53,479,998
Equity investments	3,446,346	3,491,653
Property and equipment, net	10,115,782	8,275,376
Operating lease right-of-use assets	9,827,114	-
Operating lease right-of-use asset, related party	172,121	-
Due from related party, non-current	215,307	-
Deferred tax assets	242,863	486,009
Total non-current assets of VIE and its subsidiaries	24,019,533	12,253,038
Total assets of VIE and its subsidiaries	$93,539,104	$65,733,036

LIABILITIES
Accounts payable	$2,602,972	$610,724
Accounts payable - related parties	149,658	162,112
Accrued liabilities and other payables	4,587,875	5,546,553
Operating lease liabilities – current	3,797,069	-
Operating lease liabilities – current, related party	163,995	-
Deferred revenue	456,331	361,636
Wages payable	10,372,596	6,851,256
Income taxes payable	452,961	364,157
Short term loans	4,306,138	3,635,623
Total current liabilities of VIE and its subsidiaries	26,889,595	17,532,061
Operating lease liabilities, non-current	6,068,702	-
Total non-current liabilities of VIE and its subsidiaries	6,068,702	-
Total liabilities of VIE and its subsidiaries	$32,958,297	$17,532,061

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

Foreign Currency Translation

The accompanying consolidated financial statements are presented in United States dollar (“$”), which is the reporting currency of the Company. The functional currency of China Customer Relations Centers, Inc. and CBPO is United States dollar. The functional currency of the Company’s subsidiary and VIEs located in the PRC is Renminbi (“RMB”). For the subsidiaries whose functional currencies are RMB, results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. The resulting translation adjustments are included in determining other comprehensive income. Transaction gains and losses are reflected in the consolidated statements of income and comprehensive income. For the years ended December 31, 2019, 2018 and 2017, the Company had gain (loss) of $77,348, $231,928 and ($283,343), respectively, resulted from foreign currency transactions, which was included in other income (other expense) in the consolidated statements of income and comprehensive income.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates and judgments on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions of future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. Significant estimates and assumptions by management include, among others, useful lives and impairment of long-lived assets, impairment of equity investments, allowance for doubtful accounts, income taxes including the valuation allowance for deferred tax assets, estimated amounts of variable consideration in the Company’s revenue recognition, and estimate on the execution of right of renewal and termination of lease arrangements. While the Company believes that the estimates and assumptions used in the preparation of the financial statements are appropriate, actual results could differ from those estimates. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the financial statements in the period they are determined to be necessary.

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

Certain call center decoration projects were still under construction as of December 31, 2019 and 2018, and the costs of construction were reported as construction in progress. No provision for depreciation is made on the assets under construction until such time as the relevant assets are completed and ready for their intended use.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Electronic equipment	3-5 years
Furniture and fixture	5 years
Motor vehicles	4 years
Computer software	5 years
Leasehold improvements	3-5 years

Fair Value of Financial Instruments

For certain of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, net, prepayments, income taxes recoverable, other current assets, accounts payable, accrued liabilities and other payables, deferred revenue, wages payable, income taxes payable, current portion of operating lease liability, and short term loans, the carrying amounts approximate their fair values due to the short maturities.

Lease Commitments

Recent adoption of accounting pronouncement ASU 2016-02

On January 1, 2019, the Company adopted Accounting Standards Update (ASU) 2016-02, Leases (together with all amendments subsequently issued thereto, “ASC Topic 842”), using the modified retrospective method. The Company elected the transition method which allows entities to initially apply the requirements by recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. As a result of electing this transition method, previously reported financial information has not been restated to reflect the application of the new standard to the comparative periods presented. The Company elected the package of practical expedients permitted under the transition guidance within ASC Topic 842, which among other things, allows the Company to carry forward certain historical conclusions reached under ASC Topic 840 regarding lease identification, classification, and the accounting treatment of initial direct costs. The Company elected not to record assets and liabilities on its consolidated balance sheet for new or existing lease arrangements with terms of 12 months or less. The Company recognizes lease expenses for such leases on a straight-line basis over the lease term. In addition, the Company elected the land easement transition practical expedient and did not reassess whether an existing or expired land easement is a lease or contains a lease if it has not historically been accounted for as a lease.

The initial lease liability is equal to the future fixed minimum lease payments discounted using the Company’s incremental borrowing rate, on a secured basis. The lease term includes option renewal periods and early termination payments when it is reasonably certain that the Company will exercise those rights. The initial measurement of the ROU asset is equal to the initial lease liability plus any initial direct costs and prepayments, less any lease incentives.

The primary impact of applying ASC Topic 842 is the initial recognition of approximately $7.9 million of operating lease liabilities, approximately $324,000 of which was associated with a related party lease, and approximately $8.1 million of corresponding right-of-use assets, approximately $327,000 of which was associated with a related party lease, on the Company’s consolidated balance sheet as of January 1, 2019, for leases classified as operating leases under ASC Topic 840, as well as enhanced disclosure of the Company’s leasing arrangements. There is no cumulative effect to retained earnings or other components of equity recognized as of January 1, 2019 and the adoption of this standard did not impact the consolidated statement of income and comprehensive income or consolidated statement of cash flows of the Company. The Company does not have finance lease arrangements as of December 31, 2019. See Note 14 for further discussion.

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

Contract liabilities represented receipt in advance from customers. As of December 31, 2019, receipt in advance from customers was $456,331. As of December 31, 2018, receipt in advance from customers was $361,636, of which $361,636 was recognized as revenue during the year ended December 31, 2019. Receipt in advance from customers is included in deferred revenue in the consolidated balance sheets. The Company does not have any contract assets.

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

Research and Development Expenses

Research and development expenses consist primarily of wage expense incurred to personnel to continuously upgrade the Company’s existing software products. For the years ended December 31, 2019, 2018, and 2017, research and development expenses of $3,994,464, $4,069,794 and $3,551,629 were included in selling, general and administrative expenses in the consolidated statements of income and comprehensive income.

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

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated. It is not, however, practical to determine the fair value of amounts due from/to related parties due to their related party nature.

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

Recently Issued Accounting Pronouncements

In December 2019, the FASB issued ASU 2019-12 - Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This ASU provides an exception to the general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year. This update also (1) requires an entity to recognize a franchise tax (or similar tax) that is partially based on income as an income-based tax and account for any incremental amount incurred as a non-income-based tax, (2) requires an entity to evaluate when a step-up in the tax basis of goodwill should be considered part of the business combination in which goodwill was originally recognized for accounting purposes and when it should be considered a separate transaction, and (3) requires that an entity reflect the effect of an enacted change in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. The standard is effective for the Company for fiscal years beginning after December 15, 2020, with early adoption permitted. The Company is currently in the process of evaluating the impact of the adoption on its consoliated financial statements.

Note 3 – NONCONTROLLING INTEREST

Beijing Jiate Information Technology Co., Ltd. (“Jiate”) holds 49% of the equity interest in HTCC effective January 31, 2017 pursuant to an investment agreement entered into in July 2016 between HTCC, its parent company Taiying and Jiate.

On May 6, 2019 and April 10, 2018, HTCC declared a dividend of RMB 3 million and RMB 5 million to Taiying and HTCC, respectively. The dividend was allocated based on the equity interest percentage as of the date of declaration. As a result, $213,722 and $355,232 was distributed to Jiate on May 6, 2019 and December 14, 2018, respectively.

Note 4 – EQUITY INVESTMENTS

The Company presents its investments in Beijing Ling Ban Future Technology Co., Ltd. (“Ling Ban”), Beijing Ling Ban Intelligence Online Services Co., Ltd. (“Ling Ban Online”) and Tai’an Taiying Wealth and Equity Investment and Management Co., Ltd. (“TWIC”) as equity investments.

During the year ended December 31, 2019, the Company conducted various transactions with Ling Ban Online. As of December 31, 2019, service performed but uncollected in the amount of approximately $109,000 from Ling Ban Online was included in accounts receivable, net.

On January 15, 2020, the Company and Ling Ban Online entered into a loan agreement, where the Company agreed to lend approximately $430,000 to Ling Ban Online. The loan matures on June 15, 2020, bears an interest of 6.5% per annum, and is guaranteed by the CEO of Ling Ban and Ling Ban Online and pledged by a portion of Ling Ban Online’s equity interest, worth approximately $1.29 million on the date of the agreement.

The Company makes a qualitative assessment of whether the investments are impaired at each reporting date. No impairment loss was identified during the years ended December 31, 2019, 2018 and 2017.

The following table entails the carrying value and change of the Company’s investments in Ling Ban, Ling Ban Online and TWIC made in the years ended December 31, 2019, 2018 and 2017.

	For the Years Ended December 31,
	2019	2018	2017

Beginning Balance	$3,491,653	$3,688,676	$-
Investment made to Ling Ban	-	-	2,645,672
Investment made to Ling Ban Online	-	-	863,732
Investment made to TWIC	-	1,461	-
Translation adjustment	(45,307)	(198,484)	179,272
Ending Balance	$3,446,346	$3,491,653	$3,688,676

Note 5 – ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	December 31,
	2019	2018
Accounts receivable	$42,606,485	$30,472,846
Less: Allowance for doubtful accounts	-	(422,340)
Accounts receivable, net	$42,606,485	$30,050,506

The changes in allowance for doubtful accounts consist of the following:

	For the Years Ended December 31,
	2019	2018	2017
Balance, beginning of the year	$422,340	$446,357	$-
Provision for doubtful accounts	-	-	429,803
Recovery of allowance for doubtful account	(420,456)	-	-
Translation adjustments	(1,884)	(24,017)	16,554
Balance, end of the year	$-	$422,340	$446,357

Note 6 – OTHER CURRENT ASSETS

Other current assets mainly consist of other receivables and deposits. Other receivables principally include advances to employees for business travel or business development purposes, deferred VAT deductions and other miscellaneous receivables such as utility fees, social insurances, and personal income tax paid in advance on behalf of employees. Deposits include guarantee deposits, rent deposits, and security deposits for bidding on customer projects. As of December 31, 2019 and 2018, other current assets consist of the following:

	December 31,
	2019	2018
Other receivables	$844,173	$557,401
Deposits	2,564,531	1,402,522
Total other current assets	$3,408,704	$1,959,923

Note 7 – PROPERTY AND EQUIPMENT, NET

As of December 31, 2019 and 2018, property and equipment consist of the following:

	December 31,
	2019	2018
Electronic equipment	$12,714,533	$11,512,111
Office furniture and equipment	3,760,690	2,272,278
Motor vehicles	760,635	694,844
Construction in progress	438,709	344,348
Computer software	1,121,528	713,021
Leasehold improvements	3,466,295	2,704,269
Total property and equipment	22,262,390	18,240,871

Accumulated depreciation	(12,146,608)	(9,950,411)

Property and equipment, net	$10,115,782	$8,290,460

Depreciation expenses for the years ended December 31, 2019, 2018 and 2017 were $3,404,912, $2,635,242, and $1,852,152, respectively.

For the years ended December 31, 2019, 2018 and 2017, the Company acquired property and equipment on credit in the amount of $24,512, $88,112 and $267,856, among which $0, $0 and $15,539 were acquired through a related party, respectively.

Note 8 – ACCRUED LIABILITIES AND OTHER PAYABLES

Accrued liabilities and other payables mainly consist of bonus payables, VAT and other taxes payables, and other accrued liabilities. Other accrued liabilities principally include accrued network rental expense in the telecommunication industry, unpaid travel expense, accrued professional service expense, and accrued employee welfares and benefits.

	December 31,
	2019	2018
Bonus payables	$1,258,449	$2,121,957
VAT and other taxes payables	830,795	774,290
Other accrued liabilities	2,552,648	2,776,912
Total accrued liabilities and other payables	$4,641,892	$5,673,159

Note 9 – DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES

The components of the deferred tax assets and liabilities are as follows:

	December 31,
	2019	2018
Deferred tax assets
Revenue and expense cutoff	$57,497	$204,904
Allowance for doubtful accounts	250,906	359,789
Loss carryforward	1,623,542	526,855
	1,931,945	1,091,548
Less: valuation allowance	(1,623,542)	(526,855)
	$308,403	$564,693
Deferred tax liability
Depreciation of property and equipment	$65,540	$78,684

For the purpose of presentation in the consolidated balance sheets, certain deferred income tax assets and liabilities have been offset. The following is the analysis of the deferred income tax balances for financial reporting purpose:

	December 31,
	2019	2018
Deferred tax assets	$242,863	$486,009
Deferred tax liabilities	$-	$-

Note 10 – SHORT TERM LOANS

Loans from Bank of China (“BOC”)

On January 18, 2018, the Company borrowed a one-year loan of approximately $3,890,000 from BOC, bears an annual interest rate of 5.22%. The loan was repaid on January 17, 2019.

On March 19, 2019, the Company borrowed a one-year loan of approximately $3,730,000 from BOC, which had an effective annual interest rate of 4.79%. The loan was repaid on March 17, 2020.

All loans borrowed from BOC are guaranteed by Gary Wang, David Wang, Guoan Xu, and their family spouses.

Line of Credit (“LOC”) from China Merchants Bank (“CMB”)

On July 2, 2019, the Company obtained a LOC from CMB, pursuant to which the Company is able to obtain revolving loans and issue letters of credit, which, upon borrowing, reduces the amount available for other extensions of credit. Accordingly, the total amount outstanding under the letters of credit and indebtedness incurred under the LOC cannot exceed RMB100 million (approximately $14 million). The interest rate and purpose of each borrowing under the LOC are approved by CMB separately. CMB has the right to perform annual evaluations of the Company’s business and financial performance, and the total line of credit available under the LOC may be adjusted based on the result of such evaluations. The LOC terminates on July 1, 2020 and is guaranteed by Gary Wang, the Chief Executive Officer of the Company.

During the year ended December 31, 2019, the Company borrowed approximately $730,000 under the LOC at an effective annual interest rate of 4.35%. The borrowing matures on January 18, 2020.

The interest expenses for the years ended December 31, 2019, 2018 and 2017 were $190,808, $404,958 and $1,609, respectively.

Note 11 – RELATED PARTY TRANSACTIONS

The related parties had transactions for the years ended December 31, 2019, 2018 and 2017 consist of the following:

Name of Related Party	Nature of Relationship
Beijing Taiying Anrui Holding Co., Ltd. (“Beijing Taiying”)	Sole Shareholder

Shandong Luk Information Technology Co., Ltd. (“Shandong Luk”)	Controlled by the brother of Gary Wang, the Chief Executive Officer of the Company

Chongqing Shenggu Human Resources Co., Ltd. (“CSHR”)	Controlled by Beijing Taiying

Chongqing Taiying Shiye Development Co., Ltd. (“Shiye”)	David Wang, the Chief Financial Officer of the Company, being a 5% shareholder

Shenzhen Shenggu Human Resources Management Co., Ltd. (“SSHR”)	Controlled by Beijing Taiying and David Wang being a 15% shareholder

Beijing Jiate Information Technology Co., Ltd. (“Jiate”)	Noncontrolling shareholder of HTCC

Jiangsu Sound Valley Human Resource Management Co., Ltd. (“JSVH”)	Controlled by Gary Wang

Jinan Shenggu Human Resources Management Co., Ltd. (“JSHR”)	Controlled by Gary Wang

Beijing Shenggu Education Investment Co., Ltd. (“BSEI”)	Controlled by Gary Wang

Shenzhen Shenggu Human Resources Management Co., Ltd. (“SSHR”)	Controlled by Gary Wang

Tai’an Taiying Wealth and Equity Investment and Management Co., Ltd. (“TWIC”)	David Wang being the legal person of TWIC

Significant balances and transactions with related parties are as follows:

	December 31,
Name of Related Party	2019	2018	Nature of Transaction Associated with the Balance
PREPAYMENT - RELATED PARTY
Beijing Taiying	$90,429	$91,618	Prepayment of services
Prepayment - related party, total	$90,429	$91,618

DUE FROM RELATED PARTY, CURRENT
CSHR	$-	$199,994	Non-secured and interest free short-term loan
Due from related party, current, total	$-	$199,994

DUE FROM RELATED PARTY, NON-CURRENT
JSVH	$215,307	$-	A loan bearing annual interest rate of 4.35%
Due from related party, non-current, total	$215,307	$-

ACCOUNTS PAYABLE - RELATED PARTIES
JSVH	$60,664	$73,020	Outstanding unpaid human resource service fee
JSHR	-	33,753	Outstanding unpaid human resource service fee
SSHR	88,994	-	Outstanding unpaid human resource service fee
Jiate	-	55,339	Outstanding unpaid customer referral commission
Accounts payable - related parties, total	$149,658	$162,112

EQUITY INVESTMENT
TWIC	$1,435	$1,454	Equity investment (See Note 4)
Equity investment, total	$1,435	$1,454

Related party lease

BSEI leased certain office space at Zaozhuang Software and Service Industrial Park with a total area of 18,000 square meters, of which 6,500 square meters were subleased to ZSEC at a price of RMB0.5 per square meter per day, from July 1, 2018 to January 1, 2021. Lease expense incurred associated with the BSEI lease for the years ended December 31, 2019 and 2018 was approximately $164,000 and $88,000, respectively. The Company does not have any outstanding balance owed to BSEI as of December 31, 2019 and 2018.

Notes receivable from related party, net

The Company had certain notes receivable from Shiye in relation to a loan made in 2013. During the year ended December 31, 2018, the Company reserved an allowance for all the outstanding balance from Shiye as the Company does not expect to collect from Shiye within a reasonable period of time.

Note 12 – MAJOR CUSTOMERS AND CREDIT RISK

The Company had one customer for the year ended December 31, 2019 that contributed 10% or more of total net revenues and one customer for the year ended December 31, 2019 that contributed 10% or more of total net accounts receivable.

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

The loss of one or more of its significant customers could have a material adverse effect on the Company’s business, operating results, or financial condition. The Company does not require collateral from its customers. To limit the Company’s credit risk, management performs periodic credit evaluations of its customers and maintains allowances for uncollectible accounts. Although the Company’s accounts receivable could increase dramatically as the Company grows its sales, management does not believe significant credit risk exists as of December 31, 2019 and 2018.

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

For the years ended December 31, 2019, 2018 and 2017, the following subsidiaries were entitled to a 15% preferential tax rate pursuant to being either a HNTE or a qualified enterprise as indicated in the Announcement:

For the Years Ended December 31,
2019	2018	2017
Taiying	Taiying	Taiying
Central BPO	Central BPO	Central BPO
JTTC	JTTC	JTTC
SCBI	SCBI	SCBI
JTIS	JTIS	JTIS
HTCC	HTCC	HTCC
JXTT	JXTT	JXTT
ZSEC	ZSEC
XTTC	XTTC
ATIT
GTTC
STTC

Other PRC entities are subject to the 25% EIT rate of their taxable income.

The provision for income taxes consists of the following:

	For the Years Ended December 31,
	2019	2018	2017
Current	$2,152,488	$3,163,789	$1,539,515
Deferred	238,883	(196,909)	(283,861)
Total	$2,391,371	$2,966,880	$1,255,654

The reconciliations of the PRC statutory income tax rate and the Company’s effective income tax rate are as follows:

	For the Years Ended December 31,
	2019	2018	2017
PRC statutory income tax rate	25%	25%	25%
Effect of income tax exemptions and reliefs	(2.84)%	(2.84)%	(14.59)%
Effect of expenses not deductible for tax purposes	2.82%	0.72%	0.47%
Effect of additional deduction allowed for tax purposes	(14.40)%	(8.74)%	(0.22)%
Effect of valuation allowance on deferred income tax assets	3.90%	1.20%	2.66%
Effect of income tax rate difference under different tax jurisdictions	-	0.91%	1.13%
Others	0.88%	(0.85)%	(2.34)%
Total	15.36%	15.40%	12.11%

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

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. The management evaluated the Company’s tax positions and concluded that no provision for uncertainty in income taxes was necessary as of December 31, 2019 and 2018.

Notes 14 – OPERATING LEASES

The Company occupies most of its facilities under operating leases. The Company entered into various operating lease agreements for offices and certain of its staff dormitories. The remaining lease term of the Company’s leases ranges from approximately 0.1 to 5 years. The estimated effect of lease renewal and termination options, as applicable, was included in the consolidated financial statements in current period.

The Components of lease expense were as follows:

For the year ended December 31,
2019
Operating lease Cost:
Amortization of right-of-use assets	$3,471,796
Interest on lease liabilities	501,918
Total operating lease cost	$3,973,714

Short term operating lease cost	$1,033,398

Supplemental cash flow information related to leases was as follows:

For the year ended December 31,
2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flow from operating leases	$3,558,887

Right-of-use assets obtained in exchange for new lease obligations
Operating leases	$5,496,939

Supplemental balance sheet information related to leases was as follows:

December 31, 2019
Operating lease right-of-use assets	$9,827,114
Operating lease right-of-use asset, related party	172,121
$9,999,235

Operating lease liabilities-current	$3,797,069
Operating lease liability-current, related party	163,995
Operating lease liabilities, non-current	6,068,702
Total operating lease liabilities	$10,029,766

Weighted-average remaining lease term	2.79 years

Weighted-average discount rate	5.22%

The following table summarizes the maturity of our operating lease liabilities as of December 31, 2019:

2020	$4,495,299
2021	2,749,750
2022	1,778,855
2023	890,428
2024	166,791
Thereafter	-
Total	10,081,123
Less imputed interest	51,357
Total lease liabilities	$10,029,766

Note 15 – CONTINGENCY

The Company issued an approximately $140,000 letter of credit under the LOC obtained from CMB to Bank of Communication (“BOCM”) pursuant to a performance guarantee made in connection with a revenue project arranged between the Company and BOCM, in which the Company agreed to provide BPO service to BOCM. Upon the occurrence of a default or nonperformance event, BOCM has the ability to seek damage through the letter of credit, under which circumstance, the Company is obligated to make repayment to CMB plus certain charges including interest. Estimate of such charges cannot currently be made.

Note 16 – STATUTORY RESERVES AND INCREASE IN CAPITAL

According to the Company Law in the PRC, companies are required to set aside 10% of their after-tax profit to general reserves each year, based on the PRC accounting standards, until the cumulative total of such reserves reaches 50% of the registered capital. These general reserves are not distributable as cash dividends to equity owners. The Company had appropriated $5,818,330 and $3,916,149 to statutory reserves as of December 31, 2019 and 2018, respectively.

On March 29, 2019, the Company increased the registered capital of Taiying using funds from its retained earnings. As a result, $3,871,871 of retained earnings was transferred to additional paid-in capital during the year ended December 31, 2019.

Note 17 – SUBSEQUENT EVENTS

On March 19, 2020, the Company borrowed a one-year loan in the amount of RMB 25 million from Bank of China, which bears an effective annual interest rate of 4.57% per annum. The loan is guaranteed by Gary Wang, David Wang, Guoan Xu, and their family spouses.

On January 20, 2020, the Company borrowed a revolving loan from its LOC of RMB 5 million at an interest rate of LPR plus 0.2%.

The outbreak of the COVID-19 pandemic in China starting from the beginning of 2020 has posed limitations to the Company’s normal operating routine. The Company followed the restrictive measures implemented in China, by suspending onsite operation and having employees work remotely until late March 2020, when the Company started to gradually resume normal operation. Consequently, the COVID-19 pandemic may adversely affect the Company’s business operations, financial condition and operating results for 2020, including but not limited to material negative impact to the Company’s total revenues, slower collection of accounts receivables and significant impairment to the Company’s equity investments. Due to the high uncertainty of the evolving situation, the Company has limited visibility on the full impact brought upon by the COVID-19 pandemic and the related financial impact cannot be estimated at this time.