Form 20-F
period 2020-12-31
China Customer Relations Centers, Inc.
filed 2021-05-17
CIK 1620664

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2020

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

Yes ☐    No ☐

i

Defined Terms and Conventions

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only:

●	The terms “we,” “us,” “Company” “our company,” and “our” refer to China Customer Relations Centers, Inc. and its wholly-owned subsidiaries and its affiliated entities, including our variable interest entities and their subsidiaries;

●	China Customer Relations Center, Inc., a British Virgin Islands company (“CCRC” when referring solely to our British Virgin Islands listing company);

●	China BPO Holdings Limited, a Hong Kong company wholly-owned by CCRC (“CBPO”);

●	Shandong Juncheng Information Technology Co., Ltd., a Chinese company wholly-owned by CBPO (“WFOE”);

●	Shandong Taiying Technology Co., Ltd., an affiliated Chinese company that WFOE controls by virtue of contractual arrangements (“Taiying”);

●	Chongqing Central BPO Industry Co., Ltd., a wholly-owned subsidiary of Taiying (“Central BPO”);

●	Jiangsu Taiying Technology Co., Ltd., a wholly-owned subsidiary of Taiying (“JTTC”);

●	Hebei Taiying Communication BPO Co., Ltd. (“HTCC”), a subsidiary that was previously 51% owned by Taiying, and later fully acquired by Taiying on November 8, 2020;

●	Shandong Central BPO Industry Co., Ltd., a wholly-owned subsidiary of Central BPO (“SCBI”);

●	Jiangsu Central Information Service Co., Ltd., a wholly-owned subsidiary of Taiying (“JCBI”);

●	Anhui Taiying Information Technology Co., Ltd., a wholly-owned subsidiary of Taiying (“ATIT”);

●	Shandong Taiying Technology Chongqing Branch Company, a wholly-owned branch company of Taiying (“STTCB”);

●	Shandong Taiying Technology Wuhan Branch Company, a wholly-owned branch company of Taiying (“STTWB”);

●	Shandong Taiying Technology Chuzhou Branch Company, a wholly-owned branch company of Taiying (“STTCZB”), voluntarily dissolved in September 2020;

●	Jiangsu Taiying Information Service Co., Ltd., a wholly-owned subsidiary of Taiying (“JTIS”);

●	Jiangxi Taiying Technology Co., Ltd., a wholly-owned subsidiary of Taiying (“JXTT”);

●	Sichuan Taiying technology Co., Ltd., a wholly-owned subsidiary of Taiying (“STTC”);

●	Guangxi Taiying Information Technology Co., Ltd., a wholly-owned subsidiary of Taiying (“GTTC”)

●	Xinjiang Taiying Technology Co., Ltd., a wholly-owned subsidiary of Taiying (“XTTC”);

●	Nanjing Taiying E-Commerce Business Co., Ltd., a wholly-owned subsidiary of Taiying (“NTEB”);

●	Beijing Taiying Technology Co., Ltd., a wholly-owned subsidiary of Taiying (“BTTC”);

●	Guangdong Taiying Technology Co., Ltd., a wholly-owned subsidiary of Taiying (“GDTC”);

●	Baoding Taiying Information Technology Service Co., Ltd., a wholly-owned subsidiary of Taiying (“BTIT”);

●	Zaozhuang Shenggu E-commerce Co. Ltd., a wholly owned subsidiary of BTTC (“ZSEC”);

●	Yangzhou Taiying Information Technology Co., Ltd., a wholly-owned subsidiary of Taiying (“YTIT”);

●	Ganjiang New District Taiying Information Services Co., Ltd., a wholly-owned subsidiary of Taiying (“GNDT”);

●	Shandong Taiying Technology Bozhou Branch Company, a wholly-owned branch company of Taiying (“STTBB”), voluntarily dissolved in May 2020;

●	Shandong Taiying Technology Jiangxi Branch Company, a wholly-owned branch company of Taiying (“STTJB”);

●	Shandong Taiying Technology Hefei Branch Company, a wholly-owned branch company of Taiying (“STTHB”);

●	Shandong Taiying Technology Guangdong Branch Company, a wholly-owned branch company of Taiying (“STTGB”), established on January 22, 2020;

●	Zaozhuang Taiying Technology Co., Ltd., a wholly-owned subsidiary of Taiying established on March 19, 2020 (“ZTTC”);

●	Tianjin Taiying Zhongbao Network Technology Co., Ltd., a wholly-owned subsidiary of Taiying established on May 18, 2020 (“TTZN”);

●	Weifang Taiying Information Technology Co., Ltd., a wholly-owned subsidiary of Taiying established on October 29, 2020 (“WFTI”);

●	Fuzhou Taiying Technology Co., Ltd., a wholly-owned subsidiary of JXTT established on November 26, 2020 (“FZTT”);

●	Suzhou Taiying Technology Co., Ltd., a wholly-owned subsidiary of JXTT established on November 18, 2020 (“SZTT”);

●	Chengdu Taiying Technology Co., Ltd., a wholly-owned subsidiary of Taiying established on December 18, 2020 (“CDTT”);

●	Hainan Taiying Technology Co., Ltd., a wholly-owned subsidiary of Taiying established on December 18, 2020 (“HNTT”);

●	Huzhou Taiying Technology Co., Ltd., a wholly-owned subsidiary of Taiying established on January 8, 2021 (“HZTT”);

●	Hefei Taiying Information Technology Co., Ltd., a wholly-owned subsidiary of Taiying established on February 8, 2021 (“HFTI”);

●	Shandong Taiying Technology Shanghai Branch Company, a wholly-owned branch company of Taiying, established on September 30, 2020 (“STTSH”);

●	Shandong Taiying Technology Hainan Branch Company, a wholly-owned branch company of Taiying established on January 20, 2021 (“STTHN”);

●	“shares” and “common shares” refer to our common shares, $0.001 par value per share;

●

“Operating Companies” or “Operating Company” refer to, collectively or individually, as the case may be, to Taiying, Central BPO, BTTC, JTTC, HTCC, SCBI, NTEB, JCBI, ATIT, STTCB, STTWB, STTCZB, JTIS, JXTT, XTTC, GDTC, BTIT, STTC, GTTC, ZSEC, YTIT, GNDT, STTBB, STTJB, STTHB, STTGB, ZTTC, TTZN, HFTI, HZTT, CDTT, HNTT, WFTI, STTSH, STTHN;

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

In the table below, we provide you with summary financial data of our company. The selected consolidated statement of income and other comprehensive income data for the years ended December 31, 2018, 2019 and 2020 and the selected consolidated balance sheet data as of December 31, 2019 and 2020 are derived from our audited consolidated financial statements, which are included elsewhere in this annual report. The selected consolidated balance sheet data as of December 31, 2016 is derived from our audited consolidated financial statements, which are not included in this annual report. Historical results are not necessarily indicative of the results that may be expected for any future period. When you read this historical selected financial data, it is important that you read it along with the historical statements and notes and “Operating and Financial Review and Prospects” included elsewhere in this annual report.

Selected Consolidated
Statement of Income and Other	For The Years Ended December 31,
Comprehensive Income Data	2020	2019	2018	2017	2016
(In U.S. dollars)
Total net revenues	$240,316,024	$173,409,113	$141,433,641	$88,971,787	$72,731,706
Cost of revenues	188,725,246	134,504,540	102,567,896	65,562,563	53,098,552
Gross profit	51,590,778	38,904,573	38,865,745	23,409,224	19,633,154
Total operating expenses	27,772,891	26,318,771	21,329,908	14,766,524	11,082,106
Income from operations	23,817,887	12,585,802	17,535,837	8,642,700	8,551,048
Other income and (expenses)
Government grants	2,989,897	1,825,402	1,709,297	1,885,340	801,125
Other income	1,803,014	1,547,788	552,205	175,995	479,387
Other expense	(434,048)	(202,688)	(124,370)	(331,641)	(55,003)
Interest expense	(176,422)	(190,808)	(404,958)	(1,609)	(50,383)
Total other income	4,182,441	2,979,694	1,732,174	1,728,085	1,175,126
Income before provision for income taxes	28,000,328	15,565,496	19,268,011	10,370,785	9,726,174
Income tax provision	3,069,477	2,391,371	2,966,880	1,255,654	1,448,923
Net income	24,930,851	13,174,125	16,301,131	9,115,131	8,277,251
Net income attributable to noncontrolling interest	70,052	118,114	208,593	341,672	-
Net income attributable to China Customer Relations Centers, Inc.	24,860,799	13,056,011	16,092,538	8,773,459	8,277,251
Earnings per common share attributable to China Customer Relations Centers, Inc. – basic and fully diluted	$1.36/1.36	$0.71/0.71	$0.88/0.88	$0.48/0.48	$0.45/0.45

	As of December 31,
Selected Balance Sheet Data	2020	2019	2018	2017	2016
(In U.S. dollars)
Cash and cash equivalents	$43,669,538	$25,328,486	$24,419,912	$18,628,365	$15,947,268
Total current assets	114,870,576	74,543,209	58,939,783	45,867,354	32,385,492
Total non-current assets	29,087,284	24,019,533	12,268,122	10,069,477	5,338,137
Total assets	143,957,860	98,562,742	71,207,905	55,936,831	37,723,629
Total current liabilities	40,805,723	27,043,612	17,889,549	15,823,091	9,220,397
Total non-current liabilities	7,636,339	6,068,702	-	-	-
Total liabilities	48,442,062	33,112,314	17,889,549	15,823,091	9,220,397
Total equity	95,515,798	65,450,428	53,318,356	40,113,740	28,503,232
Total liabilities and equity	$143,957,860	$98,562,742	$71,207,905	$55,936,831	$37,723,629

Exchange Rate Information

Our business is conducted in China, and the financial records of WFOE and Taiying are maintained in RMB, their functional currency. However, we use the U.S. dollar as our reporting currency; therefore, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then-current exchange rates, for the convenience of the readers. Our financial statements have been translated into U.S. dollars in accordance with Accounting Standards Codification (“ASC”) 830-10, “Foreign Currency Matters.” We have translated our asset and liability accounts using the exchange rate in effect at the balance sheet date. We translated our statements of operations using the average exchange rate for the period. We reported the resulting translation adjustments under other comprehensive income. Unless otherwise noted, we have translated balance sheet amounts with the exception of equity on December 31, 2020 at RMB 6.5277 to $1.00 as compared to RMB 6.9668 to $1.00 on December 31, 2019. The average translation rates applied to income statement accounts for the years ended December 31, 2020, 2019 and 2018 were RMB 6.9001, RMB 6.9072 and RMB 6.6146, respectively.

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

Wage costs for our call center professionals and other employees form a significant part of our costs. For instance, in 2020, 2019 and 2018, our compensation and benefit expenses in respect of our professionals was $152.13 million, $114.12 million and $90.68 million, accounting for 63%, 66%, and 64% of our total revenues, respectively. Because of rapid economic growth and increased competition for skilled employees in China, we may need to increase our levels of employee compensation more rapidly than in the past to remain competitive in retaining the quality and number of employees that our business requires. Increases in the wages and other compensations we pay our employees in China could reduce our competitive strength; especially if increase in wage costs of our call center professionals exceeds increase in our call center professionals’ billing rate, we may suffer a reduction in profit margins. In addition, the future issuance of equity-based compensation to our professional staff and other employees would also result in additional stock dilution for our shareholders.

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

We may not have adequate operational, administrative and financial resources to sustain the growth we want to achieve. Taiying was incorporated in December 2007. As of December 31, 2020, we had a total of approximately 14,057 full-time employees and 7,185 workers who are not considered full-time employees under the PRC laws, including part-time workers, dispatched workers, reemployed workers after retirement, and interns. We have experienced rapid growth in our employee headcount. This expansion has resulted, and will continue to result, in substantial demands on our management resources. To manage our growth, we must develop and improve our existing administrative and operational systems and our financial and management controls and further expand, train and manage our work force. As we continue these efforts, we may incur substantial costs and expend substantial resources due to, among other things, different technology standards, legal considerations and cultural differences.

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

Under the current laws and regulations relating to enterprise income tax, resident enterprises pay income tax at the rate of 25% for their worldwide income while non-resident enterprises pay 20% for their income generated from China. A “resident enterprise” is defined as an enterprise established outside of China with “de facto management bodies” within China under the Enterprise Income Tax Law of China (the “EIT Law”). The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

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

We may not pay dividends.

We have not previously paid any cash dividends, and we do not anticipate paying any dividends on our common shares. Although we have achieved net profitability in 2020, 2019 and 2018, we cannot assure that our operations will continue to result in sufficient revenues to enable us to operate at profitable levels or to generate positive cash flows. Furthermore, there is no assurance that our Board of Directors will declare dividends even if we are profitable. Dividend policy is subject to the discretion of our Board of Directors and will depend on, among other things, our earnings, financial condition, capital requirements and other factors. If we determine to pay dividends on any of our common shares in the future, we will be dependent, in large part, on receipt of funds from Taiying. See “Dividend Policy.”

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

Our intellectual property rights are important to our business. We rely on a combination of trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. We presently hold 14 patents, 14 registered trademark and have been granted registered computer software ownership rights to 255 pieces of intellectual property rights by the China State Copyright Bureau. In addition, we enter into confidentiality agreements with some of our employees and consultants, and control access to and distribution of our documentation and other licensed information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our technology without authorization, or to develop similar technology independently. Since the Chinese legal system in general, and the intellectual property regime in particular, is relatively weak, it is often difficult to enforce intellectual property rights in China. In addition, confidentiality agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China or elsewhere. In addition, policing any unauthorized use of our intellectual property is difficult, time-consuming and costly and the steps we have taken may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

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

Pursuant to the Implementation Rules for the Chinese Enterprise Income Tax Law, amended on April 23, 2019, dividends payable by a foreign investment entity to its foreign investors are subject to a withholding tax of up to 10%. Pursuant to Article 10 of the Arrangement Between the Mainland of China and the Hong Kong Special Administration Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income effective December 8, 2006, dividends payable by a foreign investment entity to its Hong Kong investor who owns 25% or more of the equity of the foreign investment entity is subject to a withholding tax of up to 5%.

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

The transfer to this reserve must be made before distribution of any dividend to shareholders. The surplus reserve fund is non-distributable other than during liquidation and can be used to fund previous years’ losses, if any, and may be utilized for business expansion or converted into share capital by issuing new shares to existing shareholders in proportion to their shareholding or by increasing the par value of the shares currently held by them, provided that the remaining reserve balance after such issue is not less than 25% of the registered capital. As of December 31, 2020 and 2019, the accumulated appropriations to statutory reserves amounted to $7,761,226 and $5,818,330 respectively.

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

Our PRC counsel, GFE Law Firm, has given us the following advice, based on their understanding of current PRC laws and regulations:

●	We currently control our PRC affiliate, Taiying, by virtue of WFOE’s VIE agreements with Taiying, not through equity interest or asset acquisition which are stipulated in the New M&A Rule; and

●	In spite of the lack of clarity on this issue, the CSRC has not issued any definitive rule or interpretation regarding whether tradings of common shares like ours are subject to the New M&A Rule.

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

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner if our revenues exceed $1 billion, if we issue more than $1 billion in non-convertible debt in a three-year period, or if the market value of our commons shares held by non-affiliates exceeds $700 million as of any December 31 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our commons shares and our share price may be more volatile.

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

The Company has received grants from various governmental agencies after meeting certain conditions, such as locating call centers in their jurisdictions or obtaining certain technological certifications. Government grants represented 12% of our net income during 2020.

The Company has benefited from such grants and subsidies. In particular, the grants and subsidies that the Company received in 2020 included but not limited to:

●	A recurring subsidy of total RMB 10,200 from Baoding City Department of Human Resources and Social Securities for stabilization of employment;

●	A one-time subsidy of RMB 280,400 from Chongqing City Department of Human Resources and Social Securities for stabilization of employment;

●	A recurring college internship subsidy of total RMB 138,300 from Chongqing City Department of Human Resources and Social Securities;

●	A recurring social securities subsidy of RMB 54,200 from Chongqing City Department of Human Resources and Social Securities;

●	A one-time employment subsidy of RMB 36,000 from Chongqing City Department of Human Resources and Social Securities;

●	A one-time operation subsidy of RMB 554,600 from the Big Data Industry Zone of Yongchuan District, Chongqing City;

●	A one-time enterprise grant of RMB 100,000 from the Development and Reform Committee of Yongchuan District, Chongqing City;

●	A one-time subsidy of RMB 100,000 from Department of Science and Technology, Yongchuan District, Chongqing City for the recognition as a high-tech enterprise;

●	A one-time patent subsidy of RMB 18,000 from the Administration of Market Supervision, Yongchuan District, Chongqing City;

●	A one-time grant of RMB 14,000 from the Community Care Fund of Yongchuan District Political Consultative Conference;

●	A one-time subsidy of RMB 75,300 from the Department of Social Securities of Xinjiang Uygur Autonomous Region for stabilization of employment in 2020;

●	A one-time subsidy of RMB 11,400 from Foshan City Commerce Department for the 2019 Foshan City Special Funds for Trade in Service and Business Services (Business Promotion Activities);

●	A one-time subsidy of RMB 2,700 from Foshan City Commerce Department for the newly-registered enterprises in trade in service and BPO;

●	A recurring subsidy of total RMB 19,600 from the Department of Human Resources and Social Securities of Foshan City for stabilization of employment in 2019;

●	A one-time grant of RMB 600,000 from Financial Office of Nanhai District, Foshan City for BPO enterprises;

●	A one-time subsidy of RMB 11,400 from Foshan City Commerce Department for the 2019 Foshan City Special Funds for Trade in Service and Business Services (Onshore Performance Rewards);

●	A one-time subsidy of RMB 17,000 from the Department of Human Resources and Social Securities of Foshan City for increasing employees;

●	A one-time subsidy of RMB 30,000 from the Department of Economic Development of Nanning City for certain listed enterprises;

●	A one-time subsidy of RMB 37,100 from the Department of Human Resources and Social Securities of Nanning City for stabilization of employment in 2019;

●	A one-time subsidy of RMB 27,600 from Nanning City Commerce Department of performance rewards;

●	A recurring subsidy of RMB 15,500 from the Department of Human Resources and Social Securities of Nanning City for “work in lieu of training” program (Q3);

●	A recurring social securities subsidy of total RMB 31,700 from the Department of Human Resources and Social Securities of Nanning City for new employment;

●	A one-time tax subsidy of RMB 4,900 from the Zhuanqiang Headquarter Economic Industrial Part Management Co., Ltd.;

●	A recurring subsidy of total RMB 55,000 from Nanjing Vocational and Technical Training Center for “work in lieu of training” program;

●	A one-time subsidy of new employment of RMB 1,000 from Yangzhou City Employment Center;

●	A recurring subsidy of total RMB 11,800 form the General Labor Union of Guangling District of Yangzhou City;

●	A one-time employment subsidy of RMB 60,000 from the Public Employment Service Center of Guangling District, Yangzhou City;

●	A one-time grant of RMB 100,000 from Sanhe City Commerce Department of the growing development project for BPO industry;

●	A one-time grant of RMB 800,000 from Sanhe City Commerce Department of the public service platform project;

●	A one-time subsidy of RMB 4,400 from the Department of Human Resources and Social Securities of Sanhe City for pre-job training;

●	A one-time subsidy of RMB 255,500 from Huaian City Social Securities Center for pre-job training;

●	A one-time subsidy of RMB 194,200 from the Department of Human Resources and Social Securities of Huaian City for stabilization of employment;

●	A one-time subsidy of RMB 1,000,000 from the Development and Reform Committee of Jiangsu Province as a leading productive enterprise of Jiangsu Province;

●	A one-time subsidy of RMB 160,000 from Huaian City Science and Technology Department for high-tech enterprises in 2019;

●	A recurring tax subsidy of RMB 4,807,600 from the Huaian Software Park Management Development Office;

●	A one-time subsidy of RMB 400,000 for onshore BPO business;

●	A one-time subsidy of RMB 100,000 from Nanchang City Science and Technology Department from newly-recognized high-tech enterprises in 2019;

●	A recurring subsidy of total RMB 918,600 from the Commerce Departments of Nanchang City and Qingshan Lake District for the special funds of BPO industry development;

●	A recurring subsidy of total RMB 70,000 from Nanchang City Unemployment Insurance Administration for stabilization of employment in 2019;

●	A one-time subsidy of RMB 7,800 from the Public Employment Service Department of Qingshan Lake District, Nanchang City for after-pandemic back-to-work transportation;

●	A one-time subsidy of RMB 82,400 from Jiangsu Province Commerce Department for research innovation reward;

●	A one-time subsidy of RMB 50,100 from Jiangsu Province Commerce Department for talent cultivation;

●	A one-time subsidy of RMB 24,900 from District Development and Reform Committee for science and technology innovation project;

●	A one-time subsidy of RMB 24,900 from Nanchang City Science and Technology Department for science and technology innovation project;

●	A one-time commerce subsidy of RMB 200,000 from Nanchang City Commerce Department;

●	A one-time subsidy of RMB 5,000 from Jiangxi Province Internet Industry Committee for the leading primary organization of the Party;

●	A recurring subsidy of total RMB 220,500 from Nanchang City Social Securities Department for “work in lieu of training” program;

●	A one-time internship subsidy of RMB 3,200 from Nanchang City Labor Employment Management Center;

●	A one-time employment subsidy of RMB 3,000 from Nanchang City Labor Employment Management Center;

●	A recurring subsidy of total RMB 89,400 from Yantai City Finance Department and the Human Resource and Social Securities Department of Yantai City for stabilization of employment;

●	A one-time subsidy of RMB 3,000 from Management Committee of Development District for Party building activities;

●	A one-time internship subsidy of RMB 31,500 from the Department of Human Resources and Social Securities of Yantai City;

●	A recurring employment subsidy of total RMB 9,300 from Yantai City Finance Department;

●	A recurring research development subsidy of total RMB 300,200 from Yantai Science and Technology Department;

●	A recurring subsidy of total RMB 8,000 from the Department of Human Resources and Social Securities of Yantai City for “work in lieu of training” program;

●	A recurring employment and internship subsidy of RMB 942,800 from the Department of Human Resources and Social Securities of Shushan District;

●	A one-time subsidy of RMB 93,900 for unemployment insurance refund;

●	A one-time subsidy of RMB 200,000 from Hefei City Science and Technology Department for 2019 district-level independent innovation policy project;

●	A one-time subsidy of RMB 10,000 for high-tech enterprise recognition;

●	A one-time subsidy of RMB 93,900 from the Department of Human Resources and Social Securities of Shushan District for stabilization of employment;

●	A one-time subsidy of RMB 50,000 from Shushan District Development Department for above-scale enterprises;

●	A one-time subsidy of RMB 11,900 from Shushan District Tax Department for personal income tax refund;

●	A one-time subsidy of RMB 500,000 from Shushan District Development Department for 2019 acceleration of development of software enterprises;

●	A recurring subsidy of total RMB 9,400 for stabilization of employment;

●	A recurring employment and social securities subsidy of total RMB 487,100 from the Department of Human Resources and Social Securities of Taian City;

●	A recurring internship subsidy of total RMB 363,000 from the Department of Human Resources and Social Securities of Taian City;

●	A one-time mask subsidy of RMB 2,600 from Economic Development Department of Taian High-Tech District;

●	A one-time training subsidy of RMB 176,800;

●	A one-time research subsidy of RMB 530,000 from Shandong Province Science and Technology Department;

●	A one-time subsidy of RMB 72,900 from the Human Resources and Social Securities Department of Taierzhuang District for stabilization of employment;

●	A one-time tax subsidy of RMB 1,000,000 from Taierzhuang District Government for 2018 tax refund;

●	A one-time subsidy of RMB 67,500 from Department of Human Resources and Social Securities for “work in lieu of training” program;

●	A one-time renovation subsidy of RMB 1,026,700 from Chengdu City Finance Department;

●	A one-time rental subsidy of RMB 1,000,000 from Chengdu City Finance Department;

●	A one-time tax subsidy of RMB 729,400 from Chengdu City Finance Department for tax refunds of 2018 and 2019;

●	A one-time subsidy of RMB 300,000 from Chengdu City Finance Department for anti-pandemic supplies;

●	A one-time subsidy of RMB 80,000 from Chengdu City Finance Department for successfully being included in the National Statistics Internet Report for the first time;

●	A one-time subsidy of RMB 165,000 from Tiaodenghe Street Office for post-pandemic back-to-work

●	A one-time subsidy of RMB 165,000 from Chengdu City Finance Department for stabilization of employment.

In addition, Taiying, Central BPO, SCBI, JTIS, JXTT, XTTC, ATIT, ZSEC, GTTC, and STTC were entitled to a 15% income tax rate for the year of 2020, which is less than the standard 25% income tax rate in the PRC.

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

The trading prices for our common shares have fluctuated since we first listed our common shares. Since our common shares became listed on the NASDAQ on December 21, 2015, the trading price of our common shares has ranged from $4.39 to $35.10 per common share, and the last reported trading price on May 28, 2021 was $4.35 per common share. The market price of our common shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

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

Corporate History – Taiying, WFOE, CBPO, and CCRC

Taiying was incorporated on December 18, 2007 as a domestic Chinese limited company, with initial registered capital of RMB 3 million. The registered capital of Taiying was increased to RMB 10 million on February 16, 2012, to RMB 36 million on February 25, 2019, and to RMB 60 million on April 10, 2020. We formed CBPO, WFOE and CCRC in 2014, in anticipation of registering the common shares of CCRC in our initial public offering. In connection with the formation of CCRC, CBPO and WFOE, we caused WFOE to become the wholly-owned foreign entity of CBPO as of August 2014 and to enter into certain control agreements with Taiying and its shareholder, pursuant to which we, by virtue of our ownership of CBPO and CBPO’s ownership of WFOE, control Taiying.

Corporate History – Central BPO, JTTC, HTCC, SCBI, JCBI, ATIT, STTWB, STTCB, STTCZB, JTIS, NTEB, JXTT, XTTC, BTTC, BTIT, STTC, GDTC, GTTC, ZSEC, YTIT, GNDT, STTBB, STTJB, STTHB, STTGB, ZTTC, TTZN,  WFTI, SZTT, FZTT, HNTT, CDTT, HZTT, HFTI, STTSH, and STTHN.

Taiying incorporated the following subsidiaries and branch companies on the dates indicated below:

●	Central BPO – January 28, 2010;

●	JTTC – February 25, 2010;

●	HTCC – April 20, 2010;

●	SCBI – August 9, 2012;

●	JCBI – December 12, 2013;

●	ATIT – December 26, 2013;

●	STTWB – November 8, 2018;

●	STTCB – February 22, 2013;

●	JTIS – July 1, 2014;

●	NTEB – December 25, 2014;

●	JXTT – January 8, 2015;

●	XTTC – March 20, 2015;

●	BTTC – June 30, 2015;

●	ZSEC – June 16, 2016;

●	GDTC – September 6, 2018;

●	BTIT – June 16, 2017;

●	STTC – November 8, 2017;

●	GTTC – March 28, 2018;

●	YTIT – July 8, 2019;

●	GNDT – July 25, 2019;

●	STTJB – December 6, 2019;

●	STTHB – November 28, 2019;

●	STTGB – January 22, 2020;

●	ZTTC – March 19, 2020;

●	TTZN – May 18, 2020;

●	WFTI – October 29, 2020;

●	SZTT – November 18, 2020;

●	FZTT – November 26, 2020;

●	HNTT – December 18, 2020;

●	CDTT – December 18, 2020;

●	HZTT – January 8, 2021;

●	HFTI – February 8, 2021;

●	STTSH – September 30, 2020; and

●	STTHN – January 20, 2021.

We previously incorporated two branch offices, STTCZB on January 28, 2019, and STTBB on March 18, 2019, and voluntarily dissolved them on September 28, 2020 and May 21, 2020, respectively.

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

Overview

We are a BPO service provider focusing on the complex, voice-based and online-based segments of customer care services, including customer relationship management, technical support, sales, customer retention, marketing surveys and research for certain major enterprises in the PRC. We provide customer care service via telephone and multimedia platforms, such as Apps, WeChat, Weibo and websites to our clients. Our call center BPO services enable our clients to increase revenue, reduce operating costs, improve customer satisfaction, and enhance overall brand value and customer loyalty. Our largest customers in terms of revenue for the year ended December 31, 2020 were China CITIC Bank Credit Card Center, China Mobile and their provincial subsidiaries, Taobao, China Merchants Bank Credit Card Center, and Shuidi Insurance. We also provide outsourcing services to our clients whereby they can lease our employees to work at their offices. We operate our business through contractual arrangements between our wholly-owned subsidiary, WFOE and our variable interest entity, Taiying.

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

As we grow, we continue to expand our national presence and service offerings to increase revenue, improve operational efficiencies and drive brand loyalty for our clients. Our service is currently delivered from our call centers located in Liaoning Province, Shandong Province, Jiangsu Province, Guangdong Province, Yunnan Province, Hubei Province, Jiangxi Province, Hebei Province, Anhui Province, Sichuan Province, Heilongjiang Province, the Xinjiang Uygur Autonomous Region, the Guangxi Zhuang Autonomous Region, Chongqing City, Shanghai City, and Beijing City, which had a total capacity of 29,249 seats as of December 31, 2020. We reserved seats in excess of our current labor capacity in anticipation to increase in labor force due to increase in projects in the near future. In addition to answering and responding to inbound calls, we also make outbound cold calls to assist banks in promoting their credit card installment services and collecting payments of loans, as well as assist internet insurance companies and the provincial subsidiaries of China Mobile and China Telecom in marketing their service products. We also provide online customer care services via multimedia platforms including Apps, WeChat, Weibo, and websites for our e-commerce clients. Our largest clients in terms of revenue for the year ended December 31, 2020 were China CITIC Bank Credit Card Center, China Mobile and their provincial subsidiaries, Taobao, China Merchants Bank Credit Card Center, and Shuidi Insurance.

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

Telecommunications Market

China’s mobile phone subscribers were approximately 1.6 billion at the end of 2020. At the end of 2020, China reached approximately 989 million mobile internet users. With intensified competition in the telecommunications market, major telecommunication companies such as China Mobile are making transitions from voice-centric to data-centric operations, from communications to mobile Internet and information consumption, and from mobile communication operations to innovative full service operations.

Growth in China’s telecommunications sector continues to be influenced by the country’s overall economy. China’s gross domestic product (“GDP”) increased 2.3% over the previous year, according to the National Statistical Bureau of China.

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

Our Competitive Strengths

We believe the following strengths differentiate us from our competitors in our market in China:

●	We are a provider of telecommunications call center BPO services to subsidiaries of two significant telecommunications carriers in China. Our principal operating company, Taiying, is a provider of call center BPO services to the provincial subsidiaries of two of the three telecommunications carriers in China, specifically China Mobile and China Telecom;

●	We have developed comprehensive and scalable solutions. Taiying has developed different programs to maximize outbound calling professionals’ performance across all three major sales metrics: (i) units sold - conversion rate and sales per hour, (ii) customer retention, and (iii) customer satisfaction from a positive sales experience. Taiying benefits from economies of scale as a result of being one of the largest telecommunications call center BPO operation in China;

●	We possess a commitment to innovation and quality service. Taiying, ZSEC, JTIS, GDTC, JTTC, JXTT, ATIT, SCBI and Central BPO have respectively obtained an aggregate 255 registered computer software ownership rights from the China State Copyright Bureau. Taiying has attained several awards in recognition of its efforts in setting up national call center standards and in improving the quality of call center service; and Taiying has been recognized with awards and certificates by a variety of government entities for its efforts in call center BPO service;

●	We possess a strategic, national presence. We have 36 call center locations in 17 provinces, autonomous regions, and directly-administered municipalities (Beijing, Shanghai, and Chongqing), with the intention to service the whole China. We believe that our customers value this strong national presence and our ability to do business in multiple geographic regions in the PRC depending on factors such as the life cycle of their products, the complexity of the work being performed, the cultural and local language requirements, and the economics of the total service solution. Our resulting ability to customize a multi-geographic strategy enhances our ability to win new clients or expand our market share with existing clients;

●	We possess a high quality, loyal client base in attractive sectors. We maintain broad and long-standing relationships with clients in many business sectors in China, including e-commerce, banking, finance, transportation and telecommunications. Notwithstanding our lack of long-term agreements we believe that we have sustainable and long-term relationships with our clients that make us an integral component of their planning, strategy, and cost model. We believe our clients seek our services due to our ability to provide scalable and timely solutions that leverage our proven processes and technology investments. We believe that our approach to client service and our relationships will allow us to maintain our existing base of business and grow new business as our clients launch new products and enter new geographic regions in the PRC;

●	We focus upon strong industry growth opportunities. We have traditionally focused on the telecommunications segments within the BPO market because of its growth potential and attractive operating margins. In addition, we seek to capitalize on the national trend toward outsourcing BPO services. We also believe that the current economic slowdown has increased demand for outsourcing not only because it can reduce customer service costs, but also because it offers an incremental channel to increase sales. At the same time, we expect to benefit from growth in other industries such as financial services, government bodies, IT and e-commerce; and

●	We employ highly qualified personnel. Taiying’s workforce is highly skilled with specialized training designed to address complex customer care engagements; our entrepreneurial management team includes employees who have significant experience managing call center services. Led by industry veteran, founder, chairman and chief executive officer, Gary Wang, our management team is comprised of an experienced group of executives, many of whom have approximately 15 or more years of operating experience in the call center BPO industry.

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

We intend to develop new client relationships. We intend to capitalize on growth opportunities driven by a trend towards use of third party BPO service providers in China’s call center outsourcing market. The current 29,249 seat capacity of our existing facilities in Liaoning Province, Shandong Province, Jiangsu Province, Guangdong Province, Yunnan Province, Hubei Province, Jiangxi Province, Hebei Province, Anhui Province, Sichuan Province, Heilongjiang Province, the Xinjiang Uygur Autonomous Region, the Guangxi Zhuang Autonomous Region, Chongqing City, Shanghai City, and Beijing City represents what we believe is a very small percentage of China’s BPO market, which leaves potential for us to gain market share;

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

We intend to diversify our client base and provide services to other industries, such as financial services, government bodies, IT and e-commerce. We previously had a single industry focus, with most of our revenues coming from the telecommunications industry. In recent years, while we continue to target the significant market opportunity still available in the telecommunications industry, diversification of our client base to include customers in the financial services, government, IT and e-commerce, and insurance industries have positioned us to maximize our return on the core competencies of our operation. We believe that the financial services, government services, IT and e-commerce industries, combined with the telecommunications industry, represent a majority of the overall outsourced market;

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

Online Customer Care Service. Our online customer service is an alternative to our inbound customer care service. Instead of offering customer care services via telephone, we provide services, such as verifying information, filling in information, and answering inquires, through an online form of live chat through multimedia platforms including Apps, WeChat, Weibo, and websites. Our clients that use these services are primary e-commerce providers and clients with some or all of their services provided online.

AI Customer Care Service. In 2019, we began using artificial intelligence customer care to enhance our lines of services. We intend to use customer service robots, which are professional service robots intended to interact with customers. These robots come with highly humanoid voice generation technology and enhanced industry knowledge mapping and learning capabilities, which can automate many tasks in customer service. We believe, like all robots, our customer service robots’ value lies in labor savings, efficiency and uptime.

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

We have gradually diversified our client base. Currently, our main clients include transportation companies, e-commerce companies, banks and insurance companies, and telecommunications companies. We derived 48% of our revenues in 2020, compared to 45% in 2019, from our five largest clients.

We primarily utilize our cash flow from operations and short-term loans to fund working capital, and other strategic and general operating purposes. As of December 31, 2020, and 2019, we had $1,531,933 and $4,306,138 in short term loans, respectively. The amount of capital required over the next 12 months will also depend on our levels of investment in infrastructure necessary to meet the growth demand of our business. Our working capital and capital expenditure requirements could increase materially in the event of acquisitions or joint ventures, among other factors. These factors could require that we raise additional capital through future debt or equity financing. There can be no assurance that additional financing will be available, at all, or on terms favorable to us.

Customers

We provide services to a diverse client base that includes such customers as Shuidi Insurance, DiDi Chuxing, the provincial subsidiaries of China Mobile and China Telecom, Ping An Insurance, Haier, HiSense Alibaba Group (including Cainiao, Taobao, Tmall, and Alipay), and so on. We also have outsourcing contracts with some of China’s largest banks, including China Construction Bank, China CITIC Bank, and China Merchants Bank.

Contractual Arrangements

We have signed contracts with our clients that generally have one-year terms. Outbound customer care service contracts also generally have one-year terms. Both inbound and outbound contracts have no automatic renewal provisions.

Five of our customer relationships currently in place collectively accounted for about 48% of our revenues in the year of 2020. The customers (in order of their contribution to our revenues during that period) are as follows: China CITIC Bank Credit Card Center, China Mobile and their provincial subsidiaries, Taobao, China Merchants Bank Credit Card Center, and Shuidi Insurance. Any loss of our relationship with those customers could impact our revenue and profits.

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

The focus of our sales and marketing efforts is to educate prospective clients on what we believe differentiates us as an outsourced provider in the BPO market. Specifically, our sales effort focuses on our approach of investing in our human capital to outperform expectations and in delivering greater value per dollar spent. We provide a sales proposition to a prospective client based on quantifiable value per dollar spent by the client on our services. This gives the client a means of comparing our value created per dollar spent as compared to the same metrics for their internal centers or other outsourcers. We believe that this approach has been crucial to winning and retaining clients and increasing our ability to withstand competitive pricing pressure. As of December 31, 2020, we had 50 sales, marketing and sales support professionals.

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

Research and Development

We are committed to researching, designing and developing call center information technology solutions and software products that will meet the future needs of our customers. We continuously upgrade our existing software products to enhance scalability and performance and to provide added features and functions. As of December 31, 2020, our research and development team consisted of 105 researchers, engineers, developers and programmers. In addition, certain support employees regularly participate in our research and development programs. Research and development expenses consist primarily of wage expense incurred to personnel to continuously upgrade the Company’s existing software products. For the years ended December 31, 2020, 2019, and 2018, research and development expenses of $3,073,906, $3,994,464 and $4,069,794 were included in selling, general and administrative expenses.

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

We have been granted registered computer software ownership rights by the China State Copyright Bureau to 255 pieces of computer software, including but not limited to, software programs related to call center integration and optimization, customer relationship management, online testing, insurance industry customer service inquiry system, and hospital customer service inquiry systems. These software programs allow us to implement our own computer systems without having to purchase them from an outside vendor, lowering our startup costs for additional call centers.  The China State Intellectual Property Office has granted us patents to two pieces of intellectual property rights, both patents are related to call center integration and optimization. The Trademark Office of SAIC has granted us 14 registered trademarks for the abbreviations of our company name and images of our products. We have been granted 17 domain name rights by the Internet Corporation for Assigned Names and Numbers (“ICANN”) and 11 domain name rights by the China Internet Network Information Center (“CNNIC”), including our website address ccrc.com. We enter into confidentiality agreements with most of our employees and consultants, and control access to and distribution of our documentation and other licensed information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our technology without authorization, or to develop similar technology independently. Since the Chinese legal system in general, and the intellectual property regime in particular, is relatively weak, it is often difficult to enforce intellectual property rights in China. Policing unauthorized use of our technology is difficult and the steps we take may not prevent misappropriation or infringement of our proprietary technology. In addition, litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others, which could result in substantial costs and diversion of our resources and could have a material adverse effect on our business, results of operations and financial condition.

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

As of December 31, 2020, we have obtained 255 registered computer software ownership rights from the China State Copyright Bureau, 14 patents from the China State Intellectual Property Office, 14 registered trademarks from the Trademark Office of SAIC and 28 domain name rights from ICANN and CNNIC.

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

The Ministry of Information Industry (“MII”), which was reorganized as the Ministry of Industry and Information Technology (“MIIT”) promulgated the Administrative Measures for Telecommunications Business Operating Licenses(the “Telecommunications License Measures”), which were last amended in July 2017. The Telecommunications License Measures provide for two types of telecommunications operating licenses for carriers in the PRC, namely licenses for basic services and licenses for value-added services. In February 2003, the MII issued a classification of basic and value-added telecommunications services, as amended in March 2016 (the “2015 Classification”). The 2015 Classification maintains the general distinction between basic telecommunications services, or BTS, and value-added telecommunications services, or VATS, and attempts to define the scope of each service. In particular, the 2015 Classification delineated the differences between “Type 1” and “Type 2” value-added services. Type 1 includes internet data center (IDC), content delivery network (CDN), domestic Internet VPN services (IP-VPN) and internet access services (ISP). Type 2 covers storage and retransmission (email, voice mail, facsimile), online date and transaction processing, call centers, domestic multi-party communications services, information services, encoding and protocol conversion and domain name services (DNS).

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

We and our PRC operating subsidiaries are considered foreign persons or foreign-invested enterprises under PRC laws, and, prior to July 30, 2019, were subject to foreign ownership restrictions in connection with our limited VATS Type 2 business activities. In order to comply with these then-applicable restrictions, WFOE, our wholly-owned subsidiary, entered into a series of control agreements with Taiying and its sole shareholder, which allow us to exercise significant rights over the business operations of Taiying and to realize the economic benefits of the business. We do not have any equity interest in Taiying, but instead have the right to enjoy economic benefits similar to equity ownership through our control agreements with Taiying and its sole shareholder. For more information on the regulatory and other risks associated with our contractual arrangements related to Taiying, please see the discussion in “Risk Factors—Risks Relating to Our Corporate Structure.” Such foreign-investment restrictions relating to BPO call centers have been lifted since July 30, 2019, and we have not restructured our corporate structure. We believe that our operations are in compliance in all material aspects with the applicable PRC regulations currently and before July 30. 2019. However, many PRC laws and regulations are subject to extensive interpretive power of governmental agencies and commissions, and there is substantial uncertainty regarding the future interpretation and application of these laws or regulations.

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

Dividend Distribution. The principal laws, regulations, and rules governing the distribution of dividends by foreign holding companies in the PRC are the Company Law of the PRC, as amended. Under the Company Law of the PRC, a PRC company, including PRC domestic companies and foreign-invested PRC enterprises, may pay dividends only out of its retained profits, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to allocate at least 10% of its respective retained profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends, and a PRC company is not permitted to distribute any profits until losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

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

Moreover, Circular 37 applies retroactively. As a result, PRC residents who have contributed domestic assets or interests to a SPV, but failed to complete foreign exchange registration of overseas investments as required prior to implementation of Circular 37, are required to send a letter to SAFE and its branches for explanation. Under the relevant rules, failure to comply with the registration procedures set forth in Circular 37 may result in receiving a warning from SAFE and its branches, and may result in a fine of up to RMB 300,000 for an organization or up to RMB50,000 for an individual. In the event of failing to register, if capital outflow occurred, a fine up to 30% of the illegal amount may be assessed.

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

Regulations on Offshore Parent Holding Companies’ Direct Investment in and Loans to Their PRC Subsidiaries

An offshore company may invest equity in a PRC company, which will become the PRC subsidiary of the offshore holding company after investment. Such equity investment is subject to a series of laws and regulations generally applicable to any foreign-invested enterprise in China, which include the Company Law of the PRC, the Foreign Investment Law of the PRC, all as amended from time to time, and the Implementing Rules of the Foreign Investment Law of the PRC; the Administrative Provisions on Foreign Exchange in Domestic Direct Investment by Foreign Investors; and the Notice of the State Administration on Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment.

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

We are a holding company incorporated in the British Virgin Islands that owns all of the outstanding capital stock of CBPO, our wholly owned Hong Kong subsidiary. CBPO, in turn, owns all of the outstanding capital stock of WFOE, our operating subsidiary based in Taian City, Shandong Province, China. WFOE has entered into control agreements with the sole shareholder of Taiying, which agreements allow WFOE to control Taiying. Through our ownership of CBPO, CBPO’s ownership of WFOE and WFOE’s agreements with Taiying, we control Taiying. Taiying, in turn, is the sole shareholder of Central BPO, JTTC, HTCC, SCBI, JCBI, ATIT, STTWB, STTCB, STTCZB, JTIS, NTEB, JXTT, XTTC, BTTC, GDTC, BTIT, STTC, GTTC, ZSEC, YTIT, GNDT, STTBB, STTJB, STTHB, STTGB, ZTTC, and TTZN, WFTI, SZTT, FZTT, HNTT, CDTT, HZTT, HFTI, STTSH, and STTHN. CCRC was formed by Taiying as part of a reorganization to facilitate it becoming a public company. The shareholders of Beijing Taiying presently own 83% of the shares of CCRC.

Corporate History – Taiying, WFOE, CBPO, and CCRC

Taiying was incorporated on December 18, 2007 as a domestic Chinese limited company, with initial registered capital of RMB3 million. The registered capital of Taiying was increased to RMB 10 million on February 16, 2012, to RMB 36 million on February 25, 2019, and to RMB 60 million on April 10, 2020. We formed CBPO, WFOE and CCRC in 2014, in anticipation of registering the common shares of CCRC in our initial public offering. In connection with the formation of CCRC, CBPO and WFOE, we caused WFOE to become the wholly-owned foreign entity of CBPO as of August 2014 and to enter into certain control agreements with Taiying and its shareholder, pursuant to which we, by virtue of our ownership of CBPO and CBPO’s ownership of WFOE, control Taiying.

Corporate History – Central BPO, JTTC, HTCC, SCBI, JCBI, ATIT, STTWB, STTCB, STTCZB, JTIS, NTEB, JXTT, XTTC, BTTC, GDTC, BTIT, STTC, GTTC, ZSEC, YTIT, GNDT, STTBB, STTJB, STTHB, STTGB, ZTTC, TTZN, WFTI, SZTT, FZTT, HNTT, CDTT, HZTT, HFTI, STTSH, and STTHN.

Taiying incorporated the following subsidiaries and branch companies on the dates indicated below:

●	Central BPO – January 28, 2010;

●	JTTC – February 25, 2010;

●	HTCC – April 20, 2010;

●	SCBI – August 9, 2012;

●	JCBI – December 12, 2013;

●	ATIT – December 26, 2013;

●	STTWB – November 8, 2018;

●	STTCB – February 22, 2013;

●	JTIS – July 1, 2014;

●	NTEB – December 25, 2014;

●	JXTT – January 8, 2015;

●	XTTC – March 20, 2015;

●	BTTC – June 30, 2015;

●	ZSEC - June 16, 2016;

●	GDTC – September 6, 2018;

●	BTIT – June 16, 2017;

●	STTC – November 8, 2017;

●	GTTC – March 28, 2018;

●	YTIT – July 8, 2019;

●	GNDT – July 25, 2019;

●	STTJB – December 6, 2019;

●	STTHB – November 28, 2019;

●	STTGB – January 22, 2020;

●	ZTTC – March 19, 2020;

●	TTZN – May 18, 2020;

●	WFTI – October 29, 2020;

●	SZTT – November 18, 2020;

●	FZTT – November 26, 2020;

●	HNTT – December 18, 2020;

●	CDTT – December 18, 2020;

●	HZTT – January 8, 2021;

●	HFTI – February 8, 2021;

●	STTSH – September 30, 2020; and

●	STTHN – January 20, 2021.

We previously incorporated two branch offices, STTCZB on January 28, 2019, and STTBB on March 18, 2019, and voluntarily dissolved them on September 28, 2020, and May 21, 2020, respectively.

Purpose and Significance of Taiying and its Subsidiaries, Central BPO, JTTC, HTCC, SCBI, JCBI, ATIT, STTWB, STTCB, STTCZB, JTIS, NTEB, JXTT, XTTC, ZSEC, BTIT, STTC, GDTC, GTTC, BTTC, YTIT, GNDT, STTBB, STTJB, STTHB, STTGB, ZTTC, TTZN,   WFTI, SZTT, FZTT, HNTT, CDTT, HZTT, HFTI, STTSH, and STTHN.

Taiying and its subsidiaries operate call centers throughout China. Below is a list of the call centers Taiying and each subsidiary operates, along with the revenue allocated to each call center for 2020.

●	Taiying operates two call centers located in Tai’an City, and one in Jinan City. It accounted for approximately 20.48% of revenue in 2020.

●	Central BPO operates two call centers located in Chongqing and accounted for approximately 11.45% of revenue in 2020.

●	JTTC operates two call center located in Taizhou City, Jiangsu Province, and in Shanghai City, and accounted for approximately 2.16% of revenue in 2020.

●	SCBI operates a call center located in Yantai City, Shandong Province, and accounted for approximately 2.42% of revenue in 2020.

●	JCBI does not operate call center and did not generate any external revenues in 2020.

●	ATIT operates three call centers, with two located in Hefei City, Anhui Province, and one in Kunshan City, Jiangsu Province, and accounted for approximately 12.99% of revenue in 2020.

●	STTWB operates a call center in Wuhan City, Hubei Province, and accounted for approximately 0.76% of revenue in 2020.

●	STTCB does not operate any call center and did not generate any external revenues in 2020.

●	STTCZB did not generate any external revenues in 2020, and was voluntarily dissolved in September 2020.

●	HTCC operates a call center located in Sanhe City, Hebei Province, and accounted for approximately 0.16% of revenue in 2020.

●	JTIS operates a call center located in Huaian City, Jiangsu Province, and accounted for approximately 7.09% of revenue in 2020.

●	NTEB operates a call center located in Nanjing City, Jiangsu Province, and accounted for approximately 0.78% of revenue in 2020.

●	JXTT operates a call center located in Nanchang City, Jiangxi Province, and accounted for approximately 2.72% of revenue in 2020.

●	XTTC operates a call center located in Urumqi City, Xinjiang Uygur Autonomous Region, and accounted for approximately 2.83% of revenue in 2020.

●	BTIT operates a call center located in Baoding City, Hebei Province, and accounted for approximately 0.24% of revenue in 2020.

●	STTC operates three call centers located in Chengdu City, Sichuan Province, Harbin City, Heilongjiang Province, and Shenyang City, Liaoning Province. It accounted for approximately 12.52% of revenue in 2020.

●	GTTC operates three call centers, with one located in Nanning City, Guangxi Zhuang Autonomous Region, one in Shantou City, Guangdong Province, and one in Yunnan Province. It accounted for approximately 3.29% of revenue in 2020.

●	GDTC operates two call centers located in Foshan City and Guangzhou City, Guangdong Province, and accounted for approximately 3.21% of revenue in 2020.

●	BTTC operates a call center in Beijing City, and accounted for approximately 0.22% of revenue in 2020.

●	ZSEC operates two call centers located in Zaozhuang City, Shandong Province, and accounted for approximately 10.99% of revenue in 2020.

●	YTIT operates a call center located in Yangzhou City, Jiangsu Province, and accounted for approximately 0.78% of revenue in 2020.

●	GNDT operates a call center in Nanchang City, Jiangxi Province, and accounted for approximately 0.83% of revenue in 2020.

●	STTBB did not generate any external revenues in 2020, and was voluntarily dissolved in May 2020.

●	STTJB operate a call center in Nanchang City, Jiangxi Province, and accounted for approximately 1.23% of revenue in 2020.

●	STTHB does not operate any call center and did not generate any external revenues in 2020.

●	STTGB does not operate any call center and did not generate any external revenues in 2020.

●	ZTTC operates a call center in Zaozhuang City, and accounted for approximately 2.67% of revenue in 2020.

●	TTZN does not operate a call center and did not generate any external revenues in 2020.

●	WFTI operates a call center in Weifang City, Shandong Province, and accounted for approximately 0.14% of revenue in 2020.

●	SZTT operates a call center in Suzhou City, Anhui Province, and accounted for approximately 0.02% of revenue in 2020.

●	FZTT operates a call center in Fuzhou City, Jiangxi Province, and accounted for approximately 0.02% of revenue in 2020.

●	HNTT does not operate a call center and did not generate any external revenues in 2020.

●	CDTT does not operate a call center and did not generate any external revenues in 2020.

●	HZTT does not operate a call center and did not generate any external revenues in 2020.

●	HFTI does not operate a call center and did not generate any external revenues in 2020.

●	STTSH does not operate a call center and did not generate any external revenues in 2020

●	STTHN does not operate a call center and did not generate any external revenues in 2020

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

Offshore
China Customer Relations Centers, Inc. (BVI)
100%
China BPO Holdings Limited (Hong Kong)
100%
Shandong Juncheng Information Technology Co., Ltd.
Contractual Relation
Shandong Taiying Technology Co., Ltd.
100%
Branch Offices of Taiying
Shandong Taiying Technology Shanghai Branch Company
Shandong Taiying Technology Wuhan Branch Company
Shandong Taiying Technology Guangdong Branch Company
Shandong Taiying Technology Chongqing Branch Company
Shandong Taiying Technology Jiangxi Branch Company
Shandong Taiying Technology Hefei Branch Company
Shandong Taiying Technology Hainan Branch Company
Beijing Taiying Technology Co., Ltd.
100%
Zaozhuang Shenggu E-Commerce Co., Ltd.
Chongqing Central BPO Industry Co., Ltd.
100%
Shandong Central BPO Industry Co., Ltd.
Jiangxi Taiying Technology Co., Ltd.
100%
Fuzhou Taiying Technology Co., Ltd.
Suzhou Taiying Technology Co., Ltd.
Hefei Taiying Information Technology Co., Ltd.
Huzhou Taiying Technology Co., Ltd.
Chengdu Taiying Technology Co., Ltd.
Hainan Taiying Technology Co., Ltd.
Weifang Taiying Information Technology Co., Ltd.
Tianjing Taiying Zhongbao Network Technology Co., Ltd.
Zaozhuang Taiying Technology Co., Ltd.
Ganjiang New Distric Taiying Information Services Co., Ltd.
Yangzhou Taiying Information Technology Co., Ltd.
Guangdong Taiying Technology Co., Ltd.
Guangxi Taiying Information Technology Co., Ltd.
Sichuan Taiying Technology Co., Ltd.
Baoding Taiying Information Technology Service Co., Ltd.
Xinjiang Taiying Technology Co., Ltd.
Nanjing Taiying E-Commerce Business Co., Ltd.
Jiangsu Taiying Information Service Co., Ltd.
Anhui Taiying Information Technology Co., Ltd.
Jiangsu Central Informaiton Service Co., Ltd.
Hebei Taiying Communication BPO Co., Ltd.
Jiangsu Taiying Technology Co., Ltd.

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

Office	Address	Rental Term	Space

Principal Executive Office & Shandong Taian Center #1	General Bldg. 1/F-3/F,1366 Zhongtianmen Street, IB District Standard Factories, Xinghuo Science and Technology Park High-tech Zone, Taian, Shandong, China	Currently renewing	132,558 sq. ft.

Shandong Taian Center #2	Single Bldg. Northern Part, and General Bldg. 1/F & 4/F, 1366 Zhongtianmen Street, Xinghuo Science and Technology Park High-tech Zone Taian, Shandong, China	Currently renewing	45,144 sq. ft.

Shandong Taian Center #3	General Bldg #E, 1366 Zhongtianmen Street, Xinghuo Science and Technology Park High-tech Zone Taian, Shandong, China	January 2020 – September 2022	47,469 sq. ft.

Shanghai Office	Rm. 20-D18, 21/F, Bank of Shanghai, 168 Yincheng Middle Rd, Lujiazui, Pudong, Shanghai, China	April 2021 – March 2022	1270 sq. ft.

Chongqing Nan’an Center	29 Nanping W Rd, Nan’an District, Chongqing, China	November 2019 – October 2021	592 sq. ft.

Shandong Taian Center #4	299 Tianzhufeng Rd, Taian, Shandong, China	November 2018 – October 2023	21,528 sq. ft.

Shandong Jinan Center	A806-A807, A808, B801-B802, B805-B808, Lousanlian Business Building, 12 Baotuquan N. Rd., Lixia, Xiamen City, Shandong, China	A806-A807: December 2020 – November 2021; A808, B801-B802, B805-B808: November 2020 – May 2023	10,932 sq. ft.

Jiangsu Kunshan Center	A-15/F, Bldg. #1, Zhongke Innovation Plaza, Qiaohua Township, Kunshan City, Jiangsu, China	December 2020 – November 2022	14,089.96 sq. ft.

Zhejiang Hangzhou Office	Rm. 1309, Europe and America Finance City T5, Yuhang District, Hangzhou City, Zhejiang, China	November 2020 – November 2022	661.23 sq. ft.

Anhui Hefei Shushan Center	1201 Wenshui Rd., Shushan Economy Development District, Hefei, Anhui, China

1/F-5/F, Area A, Bldg #3, Phase III: August 2019 – September 2022;

6/F, Area A&B, Bldg#3, Phase III:

September 2019 – September 2022;

6/F, Area B, Bldg#3, Phase III: December 2019 – December 2022;

3/F, Phase II: August 2019 – July 2022

168,361 sq. ft.

Office	Address	Rental Term	Space

Anhui Hefei Binhu Center	5/F, Hefei Element Market, 2588 Nanjing Rd., Binhu New District, Hefei City, Anhui, China	Rm. 501- Rm. 503-1, Rm. 542-1: January 2020 -- January 2026; Rm. 701-702: December 2020 – December 2023	33056.61 sq. ft.

Hubei Wuhan Center #1	Yuexiu Fortune Plaza 34/F, No. 1 Zhongshan Ave., Wuhan, Hubei, China	Unit 5, #18: July 2020 – June 2021; Unit 7, #39: July 2020 – July 2021	N/A sq. ft.

Hubei Wuhan Center #2	Underground 1/F & Main Bldg. 3F, Zhongdi Sci-Tech Park, 598 Guangshan Ave., Donghu New Tech Development District, Wuhan, Hubei, China	January 2021 – April 2026;	30056.50 sq. ft.

Guangdong Foshan Center	Rongyao International Finance Center, 25 Ronghe Rd., Guicheng Street, Nanhai District, Foshan, Guangdong, China	Rm. 401-408, 501-508: December 2018 – December 2023; Rm. 601-608: April 2020 – December 2023	68,596.46 sq. ft.

Guangdong Guangzhou Center	Onelink International Plaza, 21/F, 39 N. Jiefang Rd., Yuexiu District, Guangzhou, Guangdong, China	October 2019 – September 2022	2,690.98 sq. ft.

Guangxi Nanning Center	No. 5 Factory, China ASEAN Technology Enterprise Incubate Base II, 3 Zongbu Rd., Nanning City, Guangxi Zhuang Autonomous Region, China	1/F & 4/F: Currently renewing: 3/F & 6/F: January 2020 – December 2024	58,075.39 sq. ft.

Guangdong Shantou Center	Factory A, 5/F Office, 71 Huangshan rd. Longhu District, Shantou, Guangdong, China	April 2020 – June 2021	2,691 sq. ft.

Hebei Sanhe Center	Bai Shi Jin Gu Industry Base 11-B, 1/F-3/F, Yanjiao Development District, Sanhe, Hebei, China	March 2019 – March 2022	45,402 sq. ft.

Jiangsu Huaian Center	Customer Service Bldg. N., 4/F-5/F, Zhongyi District cc-1, 333 Chengde Rd. S., Economic Development District, Huaian, Jiangsu, China	January 2021 – December 2021	61,914.01 sq. ft.

Jiangxi Nanchang Center #1	Bldg. C, Rm. C101, C102, C107, 1807 Gaoxin Avenue, Qingshan Lake District, Nanchang, Jiangxi, China	January 2021 – August 2023	16,946.05 sq. ft.

Nanjing Center	99 Shengtai Rd., Bldg 4, 3/F, Jiangning District, Nanjing, Jiangsu, China	July 2018 – July 2021	14,434 sq. ft.

Shandong Yantai Center #1	8-9 Jinhua Road, Muping District, Yantai, Shandong, China	June 2018 – May 2021	92,645 sq. ft.

Shandong Yantai Center #2	26 Haigang Rd. Bldg. B #401, Rm. C5 & C6, Zhifu District, Yantai, Shandong, China	March 2021 – March 2022	N/A

Sichuan Chengdu Center #1	4 Jianshe South Zhi Rd., Dongjiaojiyi Park, Chengdu, Sichuan, China	Bldg. #17, 1/F-5/F: March 2019 -- December 2023; Bldg. #19, 2/F-5/F: December 2017 – December 2023	100,131 sq. ft.

Office	Address	Rental Term	Space

Heilongjiang Harbin Center	Jinjue Wanxiang Bldg. #2, 1-15-2, 640 Harbin Ave., Harbin, Heilongjiang, China	October 2020 – October 2021	455.10 sq. ft.

Liaoning Shenyang Center	Xindi Plaza Bldg. #3, Tuanjie Rd. Shenhe District, Shenyang, Liaoning, China	Rm. 1301 & 1310: August 2020 – July 2022; 9/F Unit 10: April 2020 – April 2022; 11/F: May 2020 – May 2022; Rm. 1603-1605: November 2020 – November 2022	23,917.41 sq. ft.

Sichuan Chengdu Center #2	Bldg. #10, 168 Jianshe Rd. N. 3rd Duan, Chenghua District, Chengdu, Sichuan, China	Rm. 103, 5/F & 6/F: June 2020 – November 2026; Rm. 102, 702, 705: October 2020 – November 2026; Rm. 703: January 2021 – September 2026	28,588.95 sq. ft.

Sichuan Chengdu Center #3	Chuantou Mansion South Tower, 10/F, 112 Tiantai Rd. Chengdu, Sichuan, China	#4-6: October 2020 – October 2023; #1-3: February 2021 – February 2023	36,338.96 sq. ft.

Jiangsu Taizhou Center	Taizhou Software Park, West Bldg #2, 1/F-4/F, 98 Phoenix West Road, Taizhou, Jiangsu, China	December 2019 – December 2024	129,167 sq. ft.

Xinjiang Center	4/F-6/F, 10 Xishan Rd., Urumqi, Xinjiang Uygur Autonomous Region, China	October 2014 – December 2019 (renewing)	17,793 sq. ft.

Jiangsu Yangzhou Center	Bldg. 12, Area A, 2/F-3/F, Jiangsu Information Service Industry Base, Guangling New Town, Guangling District, Yangzhou, Jiangsu, China	July 2019 – June 2021	24,692 sq. ft.

Shandong Zaozhuang Center #1	BPO Industry Park, South Bldg., Dongshun Rd., Taierzhuang District, Zaozhuang, Shandong, China	Currently renewing	69,965 sq. ft.

Shandong Zaozhuang Center #2	Bldg. #6, 4 Xinghua Rd. Zhong District, Zaozhuang, Shandong, China	November 2020 – November 2021	N/A

Chongqing Yongchuan Center	Yongchuan Big Data Industry Park, Zone B, 799 Heshun Ave., Yongchuan District, Chongqing, China	Bldg. #7, #10: January 2019 – December 2023; Bldg. #2: June 2018 – May 2021	167,574.39 sq. ft.

Chongqing Center	Neptune Science & Technology Mansion, Zone A, 62 Xingguang Ave., Southern Area, Chongqing, PRC	5/F: August 2020 – August 2021; 6/F: August 2020 – February 2023	39,717 sq. ft.

Beijing Office	8 Guanghua Road Zhaoyang District, Beijing, China	June 2019 – June 2021	1,735 sq. ft.

Jiangxi Nanchang Center #2	Bldg. C, Rm. C201-206, BC201, C301-306, BC301, 1807 Gaoxin Ave., Qingshan Lake District, Nanchang, China	January 2021 – August 2023	73,295.99 sq. ft.

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

Our service is currently delivered from our call centers located in Liaoning Province, Shandong Province, Jiangsu Province, Guangdong Province, Yunnan Province, Hubei Province, Sichuan Province, Hebei Province, Anhui Province, the Xinjiang Uygur Autonomous Region, the Guangxi Zhuang Autonomous Region, Jiangxi Province, Chongqing City, Shanghai City, and Beijing City, with a capacity approximately of 29,249 seats. We reserved seats in excess of our current labor capacity in anticipation to increase in labor force due to increase in projects in the near future. We believe Taiying and its subsidiaries’ strategic locations and our investment in technology and human resources position us well in our efforts to reach our goals.

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

We generate almost all of our revenues from more than two hundred twenty customers, including Shuidi Insurance, China Mobile and its provincial subsidiaries, Didi Chuxing, SF Express, Ping An Insurance, Haier, and HiSense. We also signed outsourcing contracts with some of China’s largest banks, based upon assets held, including China Construction Bank, China CITIC Bank, and China Merchants Bank, and we also had outsourcing contracts with China’s online retailers, such as the Alibaba Group (Alipay, Taobao, Tmall, Cainiao), and China’s tourism network, such as Qunar.

We received grants from various government agencies after meeting certain conditions if applicable, such as locating call centers in their jurisdictions or helping local employment needs. Government grants are recognized when received and all the conditions specified in the grant have been met. For the year ended December 31, 2020, the government grants recognized as income were $2,989,897, accounting for 12% of our net income. For the year ended December 31, 2019, the government grants recognized as income were $1,825,402, accounting for 14% of our net income. For the year ended December 31, 2018, the government grants recognized as income were $1,709,297, accounting for 10% of our net income. We anticipate that we will continue to receive government grants in the coming year, and government grants will continue to have impact on our future profitability. In the absence of future government grants, our operations and profitability will be negatively impacted.

We operate our business through contractual arrangements between WFOE, our wholly-owned subsidiary, and Taiying. Through contractual arrangements, we are able to control the business of Taiying.

The COVID-19 Pandemic

Since early 2020, the epidemic of the novel strain of coronavirus (COVID-19) (the “COVID-19 pandemic”) has spread across China and other countries, and has adversely affected businesses and economic activities in the first quarter of 2020 and beyond. The Company followed the restrictive measures implemented in China, by suspending onsite operation and having employees work remotely until late April 2020, when the Company fully resumed normal operation. Consequently, the COVID-19 pandemic adversely affected the Company’s business operations, financial condition and operating results for February to April 2020. To mitigate the adverse impact of COVID-19 on businesses, the Chinese government has implemented a series of policies reducing social securities and rent payments. As a result, the Company was able to reduce its operating cost and generate more profits in 2020. Furthermore, COVID-19 has tested many companies’ cash reserves and their capabilities of resource deployment, and thus, eliminated some small and medium-sized BPO suppliers, and gave mainstream suppliers like us a larger market share in the BPO industry.

We continue to monitor the global outbreak and spread of COVID-19 and take steps in an effort to identify and mitigate the adverse impacts on, and risks to, our business (including but not limited to our employees, customers, and other business partners) posed by its spread and the governmental and community reactions thereto. We continue to assess and update our business continuity plans in the context of this pandemic, including taking steps in an effort to help keep our workforces healthy and safe. The spread of COVID-19 has caused us to modify our business practices (including employee travel, employee work locations in certain cases, and cancellation of physical participation in certain meetings, events and conferences), and we expect to take further actions as may be required or recommended by government authorities or as we determine are in the best interests of our employees, customers and other business partners. We are also working with our suppliers to understand the existing and future negative impacts, and to take actions in an effort to mitigate such impacts. Due to the speed with which the COVID-19 pandemic is developing, the global breadth of its spread and the range of governmental and community reactions thereto, there is uncertainty around its duration and ultimate impact; therefore, any negative impact on our overall financial and operating results (including without limitation our liquidity) cannot be reasonably estimated at this time, but the pandemic could lead to extended disruption of economic activity and the impact on our financial and operating results.

Going-Private Transaction

On March 12, 2021 the Company announced that it has entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Taiying Group Ltd. (“Parent”) and Taiying International Inc. (“Merger Sub”), a wholly-owned subsidiary of Parent.

Pursuant to the Merger Agreement, Parent will acquire the Company for a cash consideration equal to US$6.50 per share of the Company (each, a “Share”).

Immediately following the consummation of the merger, Parent will be beneficially owned by a group of rollover shareholders, including Mr. Zhili Wang, the chief executive officer and chairman of the Board and director of the Company, Mr. Debao Wang, the chief financial officer of the Company, Mr. Guoan Xu, director and Vice President of the Company, Mr. Qingmao Zhang, Mr. Long Lin, Mr. Jishan Sun and certain other shareholders of the Company.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the merger, Merger Sub will merge with and into the Company, with the Company continuing as the surviving company and a wholly-owned subsidiary of Parent.

The merger which is currently expected to close in the second quarter of 2021, is subject to various closing conditions, including a condition that the Merger Agreement be authorized and approved by a resolution approved by the affirmative vote of a majority of the votes of the shares of the Company entitled to vote thereon in respect of which the shareholders holding the shares were present at the extraordinary general meeting of the shareholders or an adjournment thereof in person or by proxy and being shares in respect of which the votes were voted in accordance with the BVI Business Companies Act and the memorandum and articles of the Company. If completed, the merger will result in the Company becoming a privately-owned company wholly owned directly by Parent, and its shares will no longer be listed on the Nasdaq Capital Market.

The Company could be subject to possible litigation during the course of closing the Going-Private transaction, such as class action brought by certain shareholders who voted against the Going-Private transaction. The Company is not aware of such legal proceedings or claims as of the date of this report.

Principal Factors Affecting Our Results of Operations

Revenues

We generate revenue from the BPO programs we administer for our clients. For the year ended December 31, 2020, we derived approximately 13% of our revenues from our service to China Mobile and their provincial subsidiaries.

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

For inbound customer care service, we charge fees based on either the number of calls (charges per interaction) or predetermined seats charges (weekly charges, or monthly charges per seat). For outbound cold calling services, we charge fees based on the success of marketing services or other customer initiatives upon subscription or acceptance of such initiatives. We negotiate these terms on a client-by-client basis. In most contracts, our clients pay a pre-determined rate if we meet specified performance criteria. Such criteria are based on objective performance metrics that our client agrees would add quantifiable value to their operations. In addition, most of our contracts include provisions that provide for downward or upward revision of our prices under certain circumstances, such as if the average speed required to answer a call is longer than agreed to with the client or if the satisfactory index of our service is maintained above certain threshold. All of our fees and revision provisions are negotiated at the time that we sign a statement of work with a client, and our revenue from our contracts is thus fixed or determinable at the end of each month. For the year ended December 31, 2020, 36% of our revenue was generated from inbound calling and 45% of our revenue was generated from outbound calling. The remaining 19% of revenue was related to other services provided to our customers such as data processing.

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

We currently still derive a significant portion of our revenue from our telecommunications clients. Though we have reduced the dependence gradually during the past three years. Provincial subsidiaries of China Mobile and China Telecom represented 17%, 19%, and 25% of our sales for the years ended December 31, 2020, 2019, and 2018, respectively.

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

Expansion. We believe that businesses in China are increasingly looking for vendors that provide call center BPO services from multiple geographic locations. This allows clients to manage fewer vendors while minimizing risk to operations from natural disasters. We believe that we should continue to expand our business to other regions of China to increase our market share. In 2020 and 2021, Taiying incorporated nine new subsidiary companies and throughout China to further expand our business. If we fail to make acquisitions or expand to other geographic regions, our revenue growth could slow down.

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

Number of customers. To the extent Taiying increases the number of its clients, we expect to experience a corresponding increase in selling expenses and travel expenses. At present, Taiying is able to service substantially all of its customers with its 36 call center locations including the call centers on client sites. As we expand our Jiangxi, Anhui, Jiangshu and Shandong facilities, we expect Taiying to add more customers and incur more selling expenses.

Number of call centers we operate. We operate 36 call centers located in three directly-administered municipalities (Beijing City, Shanghai City, and Chongqing City), and 13 provinces throughout China, that enable us to service clients throughout Shandong Province (Taian City, Yantai City, Zaozhuang City, Weifang City, and Jinan City), Jiangsu Province (Taizhou City, Huaian City, Yangzhou City, Nanjing City, and Kunshan City), Anhui Province (Hefei City), Hebei Province (Baoding City), the Xinjiang Uygur Autonomous Region (Urumqi City), the Guangxi Zhuang Autonomous Region (Nanning City), Guangdong Province (Shantou City and Foshan City), Jiangxi Province (Nanchang City and Fuzhou City), Sichuan Province (Chengdu City), Yunnan Province (Kunming City), Heilongjiang Province (Harbin City), Liaoning Province (Shenyang City), and Hubei Province (Wuhan City). As Taiying operates more call centers, our administrative expenses tend to increase in dollars but decrease as a percentage of revenues.

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

Results of Operations

	For The Years Ended December 31,
	2020	2019	2018
Revenues, net	$240,316,024	$173,409,113	$141,433,641
Cost of revenues	188,725,246	134,504,540	102,567,896
Gross profit	51,590,778	38,904,573	38,865,745
Gross margin	21%	22%	27%
Selling, general and administrative expenses	27,772,891	26,318,771	21,329,908
Operating income	$23,817,887	$12,585,802	$17,535,837

Revenues. Our revenues were $240,316,024 and $173,409,113 for the years ended December 31, 2020 and 2019, respectively, an increase of $66,906,911, or 39% as a result of growth in our BPO business. Our revenues were $173,409,113 and $141,433,641 for the years ended December 31, 2019 and 2018, respectively, an increase of $31,975,472, or 23% as a result of growth in our BPO business. All of our revenues were generated from third party companies for the years ended December 31, 2020, 2019, and 2018. Our revenue growth in the years of 2020, 2019 and 2018 resulted primarily from acquiring new customers and increased sales volumes to our existing clients.

Cost of revenues. Cost of revenues consists primarily of salaries, payroll taxes and employee benefits costs of our customer service associates and other operations personnel. Cost of revenues also includes direct communications costs, rent expenses, information technology costs and facilities support expenses. Our cost of revenues increased by $54,220,706, or 40% for the year ended December 31, 2020 compared to the year ended December 31, 2019. Our cost of revenues increased by $31,936,644, or 31% for the year ended December 31, 2019 compared to the year ended December 31, 2018. This absolute dollar increase in cost of revenues for the year ended December 31, 2020 as compared to the year ended December 31, 2019 and for the year ended December 31, 2019 as compared to the year ended December 31, 2018 directly corresponded to the increase in revenues during the same year. Our cost of revenues as a percentage of revenue was 79%, 78% and 73% for the years ended December 31, 2020, 2019 and 2018, respectively.

Gross margin. Our gross margin stayed relatively stable for the years ended December 31, 2020, 2019 and 2018 at 21%, 22% and 27%, respectively. The slight decrease in gross margin resulted from an increase in our employees’ compensation and benefits. We have been maintaining our efficiency while expanding our business over the years.

Selling, general and administrative expenses. Selling, general and administrative expenses consist primarily of sales and administrative employee-related expenses, professional fees, travel costs, research and development costs, and other corporate expenses. Selling, general and administrative expenses were $27,772,891 for the year of 2020, an increase of $1,454,120, or 6% from December 31, 2019 to December 31, 2020. Selling, general and administrative expenses were $26,318,771 for the year of 2019, an increase of $4,988,863, or 23% from December 31, 2018 to December 31, 2019. The increase in selling, general and administrative expenses over years is a result of higher payroll and bonus expenses paid to the administrative and research personnel and the management team. We have achieved efficient control of our administrative expenses during the year ended December 31, 2020 and we anticipate to continuously control indirect costs while expanding our businesses in the future.

Income from operations. Our income from operations were $23,817,887 for the year ended December 31, 2020, $12,585,802 for the year ended December 31, 2019, and $17,535,837 for the year ended December 31, 2018. Our operating income as a percentage of total revenues was 10% for the year ended December 31, 2020, 7% for the year ended December 31, 2019 and 12% for the year ended December 31, 2018. We have been keeping a relatively stable yield from operation while successfully expanding and growing our business for new and existing customers.

Government Grants. Government grants were $2,989,897 and $1,825,402 for the years ended December 31, 2020 and 2019, respectively, an increase of $1,164,495 or 64%. Government grants were $1,825,402 and $1,709,297 for the years ended December 31, 2019 and 2018, respectively, an increase of $116,105 or 7%. Most of government grants were a one-time event. Government grants as a percentage of net income is 12%, 14% and 10% for the years ended December 31, 2020, 2019 and 2018, respectively.

Income Taxes. We incurred $3,069,477, $2,391,371 and $2,966,880 in income taxes for the years ended December 31, 2020, 2019 and 2018, respectively. The $678,106 increase from the year ended December 31, 2019 to the year ended December 31, 2020 resulted from our increased total revenues and income from operations, subject to preferential tax rate we are able to benefit from for some of our major operating subsidiaries. The $575,509 decrease from the year ended December 31, 2018 to the year ended December 31, 2019 resulted from our increased selling, general and administrative expenses and our successful application for the preferential tax rate for some of our subsidiaries. In 2020, ZSEC, Taiying, Central BPO, SCBI, JTIS, JXTT, XTTC, ATIT, GTTC and STTC were entitled to a preferential enterprise income tax rate of 15%. In 2019, ZSEC, Taiying, Central BPO, JTTC, SCBI, JTIS, HTCC, JXTT, XTTC, ATIT, GTTC and STTC were entitled to a preferential enterprise income tax rate of 15%. In 2018, ZSEC, Taiying, Central BPO, JTTC, SCBI, JTIS, HTCC, JXTT, and XTTC were entitled to a preferential enterprise income tax rate of 15%. The standard enterprise income tax rate in China is 25%.

Net Income attributable to China Customer Relations Centers, Inc. Our net income attributable to China Customer Relations Centers, Inc. was $24,860,799 and $13,056,011 for the years ended December 31, 2020 and 2019, respectively, representing an increase of $11,804,788, or 90%. The increase in net income was a result of our efficient control in our various administrative expenses for the year ended December 31, 2020, compared to the year ended December 31, 2019.

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

Net Income attributable to Noncontrolling interest. Noncontrolling interest represents the ownership interests Jiate holds in HTCC and the amount recorded as noncontrolling interest in our consolidated statements of income and comprehensive income is computed by multiplying the after-tax loss by the percentage ownership in HTCC not directly attributable to us. Before November 8, 2020, the weighted average noncontrolling interest attributable to ownership interests in HTCC not directly attributable to us was 49%.

On November 8, 2020, the Company entered into an equity exchange agreement with Jiate to acquire Jiate’s 49% of equity interest in HTCC for the consideration of RMB5.42 million (approximately $830,000). The transfer of ownership effectively occurred on November 8, 2020, upon which the Company holds 100% of equity interest in HTCC.

B.	Liquidity and Capital Resources

Liquidity

Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations and otherwise operate on an ongoing basis. on December 31, 2020, we had a working capital of $74,064,853, compared to a working capital of $47,499,597 on December 31, 2019.

Our cash and cash equivalents balance on December 31, 2020 totaled $43,669,538, compared to $25,328,486 on December 31, 2019. During the year ended December 31, 2020, cash provided by operating activities was $24,049,979, cash used in investing activities was $5,544,037, cash used in financing activities was $2,663,634, and the positive effect of prevailing exchange rates on our cash position was $2,498,744.

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

The increase of $18,341,052 in cash and cash equivalents from December 31, 2019 to December 31, 2020 was mainly due to net income of $24,930,851. To limit our expenditures in cash, we delayed suppliers’ payments, increased our accounts payables, and held on employees’ compensation.

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

For 2020, we expect our main growth will be organic, from Taiying’s 36 call center locations. The demand for Taiying’s call center services appears to be strengthening, from which we expect to generate a positive cash flow. We are seeking to acquire potential target companies and expect to complete any acquisitions in the near future, which may be a more efficient way to expand our business. In the near future, additional amounts need to be used for facility improvements and expansion based on our current estimates of our facilities requirements that are necessary to support the anticipated growth of our business. In addition, we expect additional cash and cash equivalent will be occupied as working capital with the rapid growth of our revenue. We believe that we will be able to finance our acquisition plan, our working capital needs and planned facilities improvements and expansion for at least the next 12 months from cash generated from operations and borrowings under our revolving line of credit.

To the extent demand for Taiying’s call center BPO services increases, we need to consider establishing or acquiring additional facilities in different cities to meet such increased demand. In addition to subsidiaries established in prior years, we set up Tianjin Taiying Zhongbao Network Technology Co., Ltd., Zaozhuang Taiying Technology Co., Ltd., Weifang Taiying Information Technology Co., Ltd., Suzhou Taiying Technology Co., Ltd., Fuzhou Taiying Technology Co., Ltd. and Hainan Taiying Technology Co., Ltd. in 2020. With the completion of our initial public offering in December 2015 and the sustained rapid growth in the last four years, we want to accelerate the expansion of our business by acquiring value-added target companies in the past three years.

Our long-term future capital requirements will depend on many factors, including our level of revenue, the timing and extent of our spending to support the maintenance and growth of our operations, the expansion of our sales and the continued market acceptance of our services. As of December 31, 2020, we had a short-term bank loan outstanding of $1,531,933, compared to $4,306,138 short term bank loan outstanding as of December 31, 2019. We also expect to continue to have significant capital requirements associated with the maintenance and growth of our operations, including the lease and build-out of additional facilities primarily to support an increase in the number of our customer service associates and the purchase of computer equipment and software, telecommunications equipment and furniture, fixtures and office equipment to support our operations. We expect to continue to incur additional costs associated with being a publicly traded company in the United States, primarily due to increased expenses that we incur to comply with the requirements of the Sarbanes-Oxley Act of 2002, as well as costs related to accounting and tax services, directors and officers insurance, legal expenses and investor and shareholder-related expenses. These additional long-term expenses may require us to seek other sources of financing, such as additional borrowings or public or private equity or debt capital. The availability of these other sources of financing will depend upon our financial condition and results of operations as well as prevailing market conditions, and may not be available on terms reasonably acceptable to us or at all.

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

Currently, the approved investment amount of WFOE is $10 million, its registered capital as of the last period presented is $5 million. Taiying is a PRC domestic company, which has a registered capital of RMB 60,000,000. Violations of these SAFE regulations may result in severe monetary or other penalties, including confiscation of earnings derived from such violation activities, a fine of up to 30% of the RMB funds converted from the foreign invested funds or in the case of a severe violation, a fine ranging from 30% to 100% of the RMB funds converted from the foreign-invested funds.

Capital Resources

The following table provides certain selected balance sheets comparisons as of December 31, 2020 and December 31, 2019:

	December 31,	December 31,	Increase
	2020	2019	(Decrease)%

Cash and cash equivalents	$43,669,538	$25,328,486	$18,341,052	72%
Accounts receivable, net	63,493,891	42,606,485	20,887,406	49%
Prepayments	2,352,988	2,396,646	(43,658)	-2%
Prepayments, related parties	359,142	90,429	268,713	297%
Due from related party, current	470,076	-	470,076	100%
Income taxes recoverable	104,721	712,459	(607,738)	-85%
Other current assets	4,420,220	3,408,704	1,011,516	30%
Total current assets	114,870,576	74,543,209	40,327,367	54%
Equity investments	3,678,171	3,446,346	231,825	7%
Property and equipment, net	12,543,156	10,115,782	2,427,374	24%
Deferred tax assets	259,200	242,863	16,337	7%
Due from related party, non-current	-	215,307	(215,307)	-100%
Operating lease right-of-use assets	12,265,679	9,827,114	2,438,565	25%
Operating lease right-of-use asset -related party	341,078	172,121	168,957	98%
Total non-current assets	29,087,284	24,019,533	5,067,751	21%
Total assets	$143,957,860	$98,562,742	$45,395,118	46%

Short term loan	$1,531,933	$4,306,138	$(2,774,205)	-64%
Accounts payable	4,315,457	2,602,972	1,712,485	66%
Accounts payable - related parties	260,790	149,658	111,132	74%
Accrued liabilities and other payables	11,018,516	4,641,892	6,376,624	137%
Deferred revenue	1,196,659	456,331	740,328	162%
Wages payable	15,663,312	10,472,596	5,190,716	50%
Income taxes payable	974,510	452,961	521,459	115%
Operating lease liabilities, current	5,678,812	3,797,069	1,881,743	50%
Operating lease liability – related party, current	165,734	163,995	1,739	1%
Total current liabilities	40,805,723	27,043,612	13,672,111	51%
Operating lease liabilities, non-current	7,461,337	6,068,702	1,392,635	23%
Operating lease liability – related party, noncurrent	175,002	-	175,002	100%
Total liabilities	$48,442,062	$33,112,314	$15,329,748	46%

We maintain cash and cash equivalents in China. On December 31, 2020 and 2019, bank deposits were as follows:

	December 31,	December 31,
Country	2020	2019
China	$43,806,615	$25,160,080
China (offshore bank account)	55,653	136,883
Total	$43,862,268	$25,296,963

The majority of our cash balances on December 31, 2020 are in the form of RMB stored in bank account of China. Cash held in banks (both mainland and offshore bank accounts) in the PRC is not insured. The value of cash on deposit in mainland China of $43,806,615 as of December 31, 2020 has been converted based on the exchange rate as of December 31, 2020. In 1996, the Chinese government introduced regulations, which relaxed restrictions on the conversion of the RMB; however, restrictions still remain, including but not limited to restrictions on foreign invested entities. Foreign invested entities may only buy, sell or remit foreign currencies after providing valid commercial documents at only those banks authorized to conduct foreign exchanges. Furthermore, the conversion of RMB for capital account items, including direct investments and loans, is subject to PRC government approval. Chinese entities are required to establish and maintain separate foreign exchange accounts for capital account items. We cannot be certain Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the RMB, especially with respect to foreign exchange transactions. Accordingly, cash on deposit in banks in the PRC is not readily deployable by us for use outside of China.

Cash and cash equivalents

As of December 31, 2020, cash and cash equivalents were $43,669,538, which increased by $18,341,052 compared to $25,328,486 as of December 31, 2019. The following table sets forth certain items in our consolidated statements of cash flows for 2020, 2019 and 2018.

	For The Years Ended December 31,
	2020	2019	2018
Net cash provided by operating activities	$24,049,979	$5,213,237	$12,142,470
Net cash used in investing activities	(5,544,037)	(4,460,851)	(4,748,428)
Net cash provided by (used in) financing activities	(2,663,634)	544,301	(89,084)
Exchange rate effect on cash, cash equivalents and restricted cash	2,498,744	(388,113)	(1,513,411)
Net cash inflow	$18,341,052	$908,574	$5,791,547

Accounts Receivable

Accounts receivable as of December 31, 2020 was $63,493,891, an increase of $20,887,406 compared to a balance of $42,606,485 as of December 31, 2019. This increase resulted primarily from increases in the volume of services we provided.

Due from related parties

As of December 31, 2020, balance due from related party was $470,076, among which, $240,286 representing a non-secured loan bearing an annual interest rate of 4.35% due on 12/14/2021. The loan was made to a related party on 12/15/2019 and the corresponding balance of $215,307 was presented as due from related party, noncurrent as of December 31, 2019. The remaining $229,790 represents a non-secured, interest-free loan to another related party the Company advanced in 2020.

Current assets

Current assets as of December 31, 2020 totaled $114,870,576, an increase of $40,327,367, or 54% from our December 31, 2019 balance. This increase primarily resulted from a $18,341,052 increase in cash and cash equivalents, a $20,887,406 increase in net accounts receivable, a $268,713 increase in prepayments of related parties, a $470,076 increase in due from related parties, current, and a $1,011,516 increase in other current assets, offset by a $43,658 decrease in prepayments and a $607,738 decrease in income taxes recoverable.

Property and equipment, net

Property and equipment, net as of December 31, 2020 were $12,543,156, an increase of $2,427,374 compared to December 31, 2019. This increase primarily resulted from an increase of $4,057,037 in electronic equipment, an increase of $688,352 in office furniture and other equipment, an increase of $217,375 in motor vehicle payments and an increase of $780,237 in leasehold improvement and an increase of $1,025,809 in construction in progress, offset by a decrease of $226,279 in computer software and an aggregate increase of $4,115,157 in current depreciation.

Accrued liabilities and other payables

Accrued liabilities and other payables principally include network rental expense in the telecommunication industry, unpaid travel expense, unpaid bonus expenses, and professional service expense. The balance as of December 31, 2020 was $11,018,516, an increase of $6,376,624 compared to $4,641,892 as of December 31, 2019.

Wages payable

Wages payable as of December 31, 2020 was $15,663,312, an increase of $5,190,716 compared to $10,472,596 as of December 31, 2019. This increase resulted from the increased employees’ compensation with our expansion of operations for the year ended December 31, 2020.

Cash Provided By Operating Activities

Net cash provided by operating activities for the year ended December 31, 2020 totaled $24,049,979. The activities were mainly comprised of net income of $24,930,851, adjusted by depreciation of $4,070,582, loss on disposal of property and equipment of $59,366, non-cash lease expense of $4,319,670, changes in lease liabilities and right-of-use assets upon lease modification of $634,328, and an increase in accounts payable of $1,550,027, an increase in wages payable of $4,245,097, an increase in income taxes recoverable and payable of $1,084,853, an increase in deferred revenue of $671,332 and an increase in accrued liabilities and other payables of $4,934,855, offset by an increase of $17,048,770 in net accounts receivable, an increase of $447,976 in prepayments, an increase of $248,456 in prepayments, related parties, an increase of $3,955,614 in operating lease liabilities and $740,237 in other current assets.

Net cash provided by operating activities for the year ended December 31, 2019 totaled $5,213,237. The activities were mainly comprised of net income of $13,174,125, depreciation of $3,404,912, loss on disposal of property and equipment of $19,091, deferred income taxes of $238,883, non-cash lease expense of $3,501,753, and an increase in accounts payable of $2,017,431, an increase in wages payable of $3,511,093, offset by an increase of $13,057,615 in net accounts receivable, an increase of $2,097,963 in prepayments, an increase of $3,037,030 in operating lease liabilities and $1,510,847 in other current assets.

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

The significant increase in cash flows from our operating activities for the year ended December 31, 2020 compared to the year ended December 31, 2019 primarily resulted from the increase in net income yield from our operations for the year ended December 31, 2020, offset by increase in net accounts receivable.

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

Cash Used In Investing Activities

Net cash used in investing activities for the year ended December 31, 2020 totaled $5,544,037. The activities were primarily comprised of $5,334,709 used to purchase property and equipment, advances to equity investee of $435,445 and advances to related parties of $381,309, offset by $7,179 proceeds from sales of property and equipment and repayment from equity investee and related parties of $429,068 and $171,179, respectively.

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

One of our primary uses of cash in our investing activities for each period is for our purchase of property and equipment, including information technology equipment, furniture, fixtures and leasehold improvements for expansion of available seats. For the year ended December 31, 2020, we spent $853,259 more in purchasing property and equipment than in 2019. For the year ended December 31, 2019, we spent $286,689 more in purchasing property and equipment than in 2018.

Cash Provided By (Used In) Financing Activities

For the year ended December 31, 2020, net cash used in financing activities was $2,663,634, which primarily consisted of repayment of short-term loans of $7,124,316, offset by proceeds from short-term loans of $4,351,712 and proceeds of contribution form controlling investor in HTCC of $108,970.

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

We have maintained a stable financing with the Bank of China during the year ended December 31, 2020 and 2019 and established new financing relationship with China Merchants Bank.

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

Current Expected Credit Losses

In 2016, the FASB issued ASU No. 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”), which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses. The Company adopted this ASC Topic 326 and its amendments on January 1, 2020 using a modified retrospective approach. The adoption did not have a material impact on the Company’s consolidated financial statements.

As of January 1, 2020, the Company’s financial assets, primarily accounts receivable and other current assets, are within the scope of ASC Topic 326. The Company has identified the relevant risk characteristics of its customers and the related receivables and other current assets which include type of the services the Company provides, nature of the customers or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Company considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Company’s receivables. Additionally, external data and macroeconomic factors are also considered.

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

The nature of the Company’s contracts with customers gives rise to certain types of variable consideration. Certain client programs provide for adjustments to monthly billings based upon whether the Company achieves, exceeds or fails certain performance criteria. Adjustments to monthly billings consist of contractual bonuses/penalties, holdbacks and other performance-based contingencies. The Company includes estimated amounts of variable consideration in the transaction price to the extent that it is probable there will not be a significant reversal of revenue. Estimates are based on historical or anticipated performance and represent the Company’s best judgment at the time.

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

Contract liabilities represented receipt in advance from customers. As of December 31, 2020, receipt in advance from customers was $1,196,659. As of December 31, 2019, receipt in advance from customers was $456,331, of which $456,331 was recognized as revenue in the year ended December 31, 2020. Receipt in advance from customers is included in deferred revenue in the consolidated balance sheets. The Company does not have any contract asset.

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

Fair Value of Financial Instruments

For certain of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, net, prepayments, income taxes recoverable, other current assets, accounts payable, accrued liabilities and other payables, deferred revenue, wages payable, income taxes payable, and short-term loan, the carrying amounts approximate their fair values due to the short maturities.

Lease Commitments

Upon adoption of ASC 842 ASU No. 2016-02 and other related ASUs (collectively, “ASC Topic 842”) on January 1, 2019, the Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liabilities, and operating lease liabilities, non-current in the Company’s consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Company’s leases do not provide an implicit rate, the Company used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.

For leases with a term of 12 months or less, the Company makes an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. The Company recognizes lease expenses for such leases on a straight-line basis over the lease term.

Modification to existing lease agreements, including changes to the lease term or payment amounts, are reviewed to determine whether they result in a sperate contract. For modifications that do not result in a separate contract, management reviews the lease classification and re-measures the related right-of-use assets and liabilities at the effective date of the modification.

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

Foreign Currency Translation

The accompanying consolidated financial statements are presented in United States dollar (“$”), which is the reporting currency of the Company. The functional currency of China Customer Relations Centers, Inc. and CBPO is United States dollar. The functional currency of the Company’s subsidiary and VIEs located in the PRC is Renminbi (“RMB”). For the subsidiaries whose functional currencies are RMB, results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. The resulting translation adjustments are included in determining other comprehensive income. Transaction gains and losses are reflected in the consolidated statements of income and comprehensive income. For the years ended December 31, 2020, 2019 and 2018, the Company had gain (loss) of ($309,372), $77,348, and $231,928, respectively, resulting from foreign currency transactions, which was included in other income (other expense) in the consolidated statements of income and comprehensive income.

Recently Issued Accounting Pronouncements

In January 2020, the FASB issued ASU 2020-01, “Investments—Equity securities (Topic 321), Investments—Equity method and joint ventures (Topic 323), and Derivatives and hedging (Topic 815)—Clarifying the interactions between Topic 321, Topic 323, and Topic 815”, which clarify the interaction of the accounting for equity securities under Topic 321 and investments under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. The amendments clarify that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method. This standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020 for public companies. Early adoption is permitted. The Company is currently in the process of evaluating the impact of the adoption of this guidance on its consolidated financial statements.

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

●	We believe China’s major enterprises have begun to focus on BPO providers who can offer fully integrated revenue generation solutions to target new markets and improve revenue and profitability. We believe companies in various industries, including credit card, insurance and logistics enterprises, have been increasingly contacting BPO service providers for their services as a means to increase sales and profitability. In the past, companies of these types typically performed call center services internally. CCRC believes such companies are increasingly outsourcing these functions.

●	Having experienced success with outsourcing a portion of their business processes to capable third-party providers, Chinese companies are increasingly inclined to outsource a larger percentage of this work. We have observed this trend among our major customers, for example, the provincial subsidiaries of China Mobile and China Telecom, who have increased outsourcing as a means of meeting internal goals of limiting growth in their own employment. We believe companies will continue to consolidate their business processes with third-party providers, such as Taiying, who are financially stable and able to invest in their business while also demonstrating the ability to cost-effectively meet their evolving needs.

●	There is increasing adoption of outsourcing across broader groups of industries. Early adopters of the BPO trend, such as the media and communications industries, are being joined by companies in other industries, including government, automobile, retail, logistics, media, financial services, insurance, IT and e-commerce. These companies are beginning to adopt outsourcing to improve their business processes and competitiveness. For example, we see increasing interest in our services from companies in the financial services industries, as evidenced by our recent clients, two of the largest five commercial banks in China. We believe the increasing adoption of outsourcing across broader groups of industries and the number of other industries that will adopt or increase their level of outsourcing will continue to grow, further enabling us to increase and diversify our revenue and client base.

●	As companies broaden their product offerings and seek to enter new geographic locations, we believe they will be looking for outsourcing providers that can provide speed-to-market while reducing their capital and operating risk. To achieve these benefits, companies are seeking BPO providers with an extensive operating history, an established geographic footprint, the financial strength to invest in innovations to deliver more strategic capabilities and the ability to scale and meet customer demands quickly. We believe we can quickly implement large, complex business processes around China in a short period of time while assuring a high-quality experience for their customers.

●	Our existing clients are large companies with diverse BPO needs, and we plan to continue our strategy of expanding the scale and scope of the services we provide for these large clients. As a full-service provider of voice services such as care, sales, and other back-office functions, we can provide numerous capabilities to our existing client base. We have experienced continued growth from our existing clients, with more services being demanded by our existing clients. We believe our organic growth in Taiying’s sales of service to existing clients is likely to continue for the near future.

●	While we have our Liaoning, Shandong, and Heilongjiang centers and Beijing office to cover the services demanded from the northern part of China and the Bohai Bay Economic Rim, we believe that our, Hebei, Anhui, Guangxi, Xinjiang, Jiangxi, Jiangsu, Guangdong, Yunnan, Hubei, Sichuan, and Chongqing City contact centers and Shanghai office have allowed us to expand our geographic reach to other parts of China, particularly the southwest region, the Yangtze River Delta, and the Pearl River Delta, covering a total of 13 provinces and 3 directly-administered municipalities (Beijing, Shanghai, and Chongqing) in China. Given our strategic locations and our significant investment in standardized technology and processes, we believe that we can meet our clients’ speed-to-market demand of launching new products or entering new geographic locations.

●	While we continue to target the significant market opportunity still available in the telecommunications industry, we are focusing on reaching new clients in the financial service and internet commerce industry, which have a large share of the overall outsourced market. We have been actively marketing our services to a wider range of industries, including government, consumer products and logistics entities.

●	We believe that competition in the customer care call center BPO market is going to become more intense, and consolidation is going to prevail in the near future. It is possible that competition in the form of new competitors or alliances, joint ventures or consolidation among existing competitors may decrease our market share.

E.	Off-Balance Sheet Arrangements.

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

The following table summarizes our contractual obligations as of December 31, 2020, and the effect these obligations are expected to have on our liquidity and cash flows in future periods:

Contractual obligations	Total	1 year	2-3 years	4-5 years	thereafter
Operating leases	$14,385,076	$6,320,628	$7,060,395	$901,574	$102,479
Total	$14,385,076	$6,320,628	$7,060,395	$901,574	$102,479

G.	Safe Harbor.

See “Forward-Looking Statements.”

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management.

MANAGEMENT

The following table sets forth our executive officers and directors, their ages and the positions held by them:

Name	Age	Position	Appointed
Gary Wang (1) (2)	53	Chief Executive Officer, Chairman of the Board and Director	2014
David Wang (1) (2)	50	Chief Financial Officer, Director	2014
Guoan Xu (1) (2)	45	Vice President, Director	2014
Qingbo Zhao	51	Vice President	2021
Tianjun Zhang (1) (4) (5) (6) (7)	49	Director	2015
Weixin Wang (1) (3) (6) (7)	51	Director	2014
Jie Xu (1) (4) (5)	49	Director	2014
Owens Meng (1) (3) (5) (6) (7)	43	Director	2014

(1)	The individual’s business address is c/o Taiying, 1366 Zhongtianmen Dajie, Xinghuo Science and Technology Park, High-tech Zone, Taian City, Shandong Province, People’s Republic of China 271000.

(2)	Class III director whose term expires at the 2022 annual meeting of shareholders.

(3)	Class II director whose term expires at the 2021 annual meeting of shareholders.

(4)	Class I director whose term expires at the 2023 annual meeting of shareholders.

(5)	Member of audit committee.

(6)	Member of compensation committee.

(7)	Member of nominating committee.

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

Qingbo Zhao. Mr. Zhao has served as Vice President of CCRC since 2019. Mr. Zhao was a senior partner with Silicon Intelligence Co. Ltd from 2018 through 2019. Between 2014 and 2018, Mr. Zhao served as the Chief Marketing Officer of HR Financial Globalservices Co., Ltd. Mr. Zhao holds an EMBA degree from the China Europe Business School and a Doctorate in petroleum and natural gas from Northeast Petroleum University.

Tianjun Zhang. Mr. Zhang has served as an independent director of CCRC since October 2015. Since February 2014, Mr. Zhang has been the vice president of Jinan Zhongwei Century Technology Co., Ltd. between February 2011 and February 2014, Mr. Zhang was a director of Sinopec Ningxia Branch. Between November 2009 and February 2011, Mr. Zhang was a vice president of Star Media Tanzania Co., Ltd. between December 2001 and November 2009, Mr. Zhang was the general manager of Shandong branch of CITIC Application Service Provider Co., Ltd. Mr. Zhang received both his MBA and bachelor’s degree in computer science from Shandong University. Mr. Zhang was nominated as a director because of his experience in management.

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

Jie Xu. Mr. Xu has served as an independent director of CCRC since September 2014. Since June 2015, Mr. Xu has been the Chief investment officer of Shandong Juneng Investment Co., Ltd, an affiliated company of Shandong State-Owned Assets Investment Holdings, Co., Ltd. Between September 2012 and May 2015, Mr. Xu was the general manager of the asset management department of Luzheng Futures Stock Co., Ltd. Between 2008 and 2012, Mr. Xu was the senior manager of Qilu Securities (Beijing) Asset Management Company, a division of Qilu Securities Co., Ltd., as full-service brokerage and investment banking firm. Between 2006 and 2007, Mr. Xu was an investment relation manager for Shandong Tianye Hengji Stock Company Limited. Between 2002 and 2006, Mr. Xu was assistant vice president of the securities investment department of General Investment Management co., Ltd. Mr. Xu holds a bachelor’s degree in finance from Shandong Economic University. Mr. Xu was nominated as a director because of his experience in capital markets and finance.

Owens Meng. Mr. Meng has served as an independent director of CCRC since September 2014. Mr. Meng is a certified public accountant in Delaware. Since 2013, Mr. Meng has been the managing director of Beijing Songlin Xinya Financial Consultants, Ltd. Between 2007 and 2013, Mr. Meng served as chief representative of Sherb Consulting LLC Beijing Representative Office, and managing director of Sherb & Co, LLP, a mid-sized accounting firm which has audited more than 25 China-based, US publicly traded companies. Between 2003 and 2006, Mr. Meng worked as an audit manager for Grant Thornton Beijing. Mr. Meng is a member of China Institute of Certified Public Accountants (CICPA), and a Certified Internal Auditor (CIA) of the Institute of Internal Auditors. Mr. Meng has also served as an independent director of TDH Holdings, Inc. since February 2019. Mr. Meng holds a bachelor’s degree in accounting and economics from Beijing Technology and Business University. Mr. Meng was nominated as a director because of his experience in auditing, US GAAP and with United States compliance issues.

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

In 2020, we paid an aggregate of approximately $3,489,805 U.S. dollars in cash as salaries, bonuses and fees to our senior executives and officers named in this annual report. Other than salaries, fees and share incentives, we do not otherwise provide pension, retirement or similar benefits to our officers and directors.

Director Compensation

All directors hold office until the next annual meeting of shareholders at which their respective class of directors is re-elected and until their successors have been duly elected and qualified. There are no family relationships among our directors or executive officers. Officers are elected by and serve at the discretion of the Board of Directors. Employee directors do not receive any compensation for their services. Independent directors are entitled to receive $20,000 per year for serving as directors and may receive stock, option or other equity-based incentives to our directors for their service. The following table presents information regarding the compensation of our independent directors for fiscal 2020. Compensation for our Chief Executive Officer, Gary Wang, Chief Financial Officer, David Wang and Guoan Xu are Vice President is reflected above in the Summary Compensation Table rather than below.

Summary Director Compensation Table FY 2020

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

Our Employees

As of December 31, 2020, we had approximately 14,057 full-time employees and 7,185 workers who are not considered full-time employees under the PRC laws, including part-time employees, dispatched workers, reemployed workers after retirement, and interns. Our senior management and many of our employees have had prior experience in the call center industry.

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

The contracts that we have entered into with executive officers include the following:

Gary Wang

We entered into an employment agreement with Mr. Wang, providing for Mr. Wang to serve as the Company’s Chief Executive Officer. Under the terms of Mr. Wang’s employment agreement, Mr. Wang is, among other matters, to take overall responsibility for the operational management and financial management of the Company in compliance with all applicable laws and devote a minimum of forty hours per week to our business and affairs and in return will be entitled to the following:

●	Annual compensation of RMB 2,160,000 (approximately $332,000); and

●	Reimbursement of reasonable expenses.

Mr. Wang will be eligible to receive an annual bonus with a target payout up to 300% of his base salary, subject to achieving Company and individual performance goals established by the Company’s Compensation Committee. Mr. Wang’s employment agreement expires on December 31, 2022, but is renewable for an additional twenty-four months unless either party terminates it in writing at least sixty days before the expiration of the term.

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

David Wang

We entered into an employment agreement with Mr. Wang, providing for Mr. Wang to serve as our Chief Financial Officer. Under the terms of Mr. Wang’s employment agreement, Mr. Wang is, among other matters, to oversee all financial and operational controls and metrics within the organization in accordance with industry rules and devote a minimum of forty hours per week to our business and affairs and in return will be entitled to the following:

●	Annual compensation of RMB1,440,000 (approximately $222,000); and

●	Reimbursement of reasonable expenses.

Mr. Wang will be eligible to receive an annual bonus with a target payout up to 300% of his base salary, subject to achieving Company and individual performance goals established by the Company’s Compensation Committee. Mr. Wang’s employment agreement expires on December 31, 2022, but is renewable for an additional twenty-four months unless either party terminates it in writing at least sixty days before the expiration of the term.

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

Guoan Xu

We entered into an employment agreement with Mr. Xu, providing for Mr. Xu to serve as our Vice President. Under the terms of Mr. Xu’s employment agreement, Mr. Xu is, among other matters, to take respective responsibility for the operation and management of us in accordance with industry rules and devote a minimum of forty hours per week to our business and affairs and in return will be entitled to the following:

●	Annual compensation of RMB1,440,000 (approximately $222,000); and

●	Reimbursement of reasonable expenses.

Mr. Xu will be eligible to receive an annual bonus with a target payout up to 300% of his base salary, subject to achieving Company and individual performance goals established by the Company’s Compensation Committee. Mr. Xu’s employment agreement expires on December 31, 2022, but is renewable for an additional twenty-four months unless either party terminates it in writing at least sixty days before the expiration of the term.

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

Qingbo Zhao

We entered into an employment agreement with Qingbo Zhao, providing for Mr. Zhao to serve as the Company’s Senior Vice President. Under the terms of Mr. Zhao’s employment agreement, Mr. Zhao is, among other matters, to take respective responsibility for the operation and management of the Company in accordance with the instruction of the Board and the authorization of the CEO, to ensure the safety of operation, effective management and the preservation and appreciation of assets in compliance with all applicable laws and devote a minimum of forty hours per week to the Company’s business and affairs and in return will be entitled to the following:

●	Annual compensation of RMB1,440,000 (approximately $222,000); and

●	Reimbursement of reasonable expenses.

Mr. Zhao will be eligible to receive an annual bonus with a target payout up to 300% of his base salary, subject to achieving Company and individual performance goals established by the Company’s Compensation Committee. Mr. Zhao’s employment agreement expires on December 31, 2022, but is renewable for an additional twenty-four months unless either party terminates it in writing at least sixty days before the expiration of the term.

Additionally, Mr. Zhao’s employment agreement provides for confidentiality and nondisclosure provisions, whereby Mr. Zhao is required to keep trade secrets confidential during the course of his employment and for a period of thirty-six months following the termination of his employment. His employment contract also contains a non-compete clause for a duration of twenty-four months following his employment.

E.	Share Ownership.

The following tables set forth certain information with respect to the beneficial ownership of our common shares as of May 14, 2021, for:

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

Applicable percentage ownership is based on 18,329,600 common shares outstanding at May 14, 2021. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o China Customer Relations Centers, Inc., 1366 Zhongtianmen Dajie, Xinghuo Science and Technology Park, High-tech Zone, Taian City, Shandong Province, People’s Republic of China 271000.

	Beneficial Ownership (1)
Name of Beneficial Owner	Common Shares	Percentage
Gary Wang (2) (4)	3,958,763	21.6%
David Wang (3) (4)	1,069,936	5.8%
Guoan Xu (4) (5)	122,400	*
Qingbo Zhao
Weixin Wang (4)	0	0
Jie Xu (4)	0	0
Tianjun Zhang (4)	0	0
Owens Meng (4)	0	0
All directors and executive officers as a group	5,151,099	28.1%

*	Less than 1%.
(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common shares or the power to receive the economic benefit of the common shares.
(2)	Chairman and Chief Executive Officer
(3)	Chief Financial Officer
(4)	Director
(5)	Senior Vice President
(6)	Senior Vice President

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

The following tables set forth certain information with respect to the beneficial ownership of our common shares as of May 14, 2021, for:

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

Applicable percentage ownership is based on 18,329,600 common shares outstanding at May 14, 2021. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o China Customer Relations Centers, Inc., 1366 Zhongtianmen Dajie, Xinghuo Science and Technology Park, High-tech Zone, Taian City, Shandong Province, People’s Republic of China 271000.

	Beneficial Ownership (1)
Name of Beneficial Owner	Common Shares	Percentage
Qingmao Zhang	1,174,000	6.4%
5% or greater beneficial owners as a group	1,174,000	6.4%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common shares or the power to receive the economic benefit of the common shares.

B.	Related Party Transactions.

The related parties had transactions for the years ended December 31, 2020, 2019 and 2018 consist of the following:

Name of Related Party	Nature of Relationship
Beijing Taiying Anrui Holding Co., Ltd. (“Beijing Taiying”)	Sole Shareholder

Guangxi Shenggu Human Resource Management Co., Ltd. (“GSHR”)	Controlled by Gary Wang

Beijing Jiate Information Technology Co., Ltd. (“Jiate”)	Noncontrolling shareholder of HTCC prior to November 8, 2020

Jiangsu Sound Valley Human Resource Management Co., Ltd. (“JSVH”)	Controlled by Gary Wang

Beijing Shenggu Education Investment Co., Ltd. (“BSEI”)	Controlled by Gary Wang

Shenzhen Shenggu Human Resources Management Co., Ltd. (“SSHR”)	Controlled by Gary Wang

Tai’an Taiying Wealth and Equity Investment and Management Co., Ltd. (“TWIC”)	David Wang being the legal person of TWIC

Significant balances and transactions with related parties are as follows:

	December 31,
Name of Related Party	2020	2019	Nature of Transaction Associated with the Balance
PREPAYMENTS - RELATED PARTIES
Beijing Taiying	$81,192	$90,429	Prepayment for services
SSHR	277,950	-	Prepayment for services
Prepayments - related parties, total	$359,142	$90,429

DUE FROM RELATED PARTIES, CURRENT
JSVH	$240,286	$-	A loan bearing annual interest of 4.35%. Loan matures on December 14, 2021.
Beijing Taiying	229,790	-	Interest-free loan payable on demand
Due from related parties, current, total	$470,076	$-

DUE FROM RELATED PARTY, NON-CURRENT
JSVH	$-	$215,307	A loan bearing annual interest rate of 4.35%
Due from related party, non-current, total	$-	$215,307

ACCOUNTS PAYABLE - RELATED PARTIES
JSVH	$18,775	$60,664	Outstanding unpaid human resource service fee
SSHR	242,015	88,994	Outstanding unpaid human resource service fee
Accounts payable - related parties, total	$260,790	$149,658

EQUITY INVESTMENT
TWIC	$1,532	$1,435	Equity investment (See Note 4)
Equity investment, total	$1,532	$1,435

Related party lease

BSEI leased certain office space at Zaozhuang Software and Service Industrial Park with a total area of 18,000 square meters, of which 6,500 square meters were subleased to ZSEC at a price of RMB0.5 per square meter per day, from July 1, 2018 to January 1, 2021 and the Company anticipates to renew the lease for another year. Lease expense incurred associated with the BSEI lease for the years ended December 31, 2020, 2019 and 2018 was approximately $170,000, $164,000 and $88,000, respectively. The Company does not have any outstanding balance owed to BSEI as of December 31, 2020 and 2019.

Related party advances

For the year ended December 31, 2020, the Company made RMB2 million (approximately $294,000) loan to Beijing Taiying. The loan is interest-free and due on demand. During the year ended December 31, 2020, Beijing Taiying repaid RMB500,000 (approximately $77,000) to the Company, with the remainder paid in full in January 2021.

For the year ended December 31, 2020, the Company made RMB617,400 (approximately $89,000) loan to SSHR. The loan is interest-free and due on demand. During the year ended December 31, 2020, SSHR repaid the loan in full.

C.	Interests of experts and counsel.

Not applicable for annual reports on Form 20-F.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information.

See information provided in response to Item 18 below.

Legal and Administrative Proceedings

We are currently not a party to any material legal or administrative proceedings and are not aware of any pending or threatened material legal or administrative proceedings against us. We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business or in unique situations such as our going-private transaction.

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

Regulations on Offshore Parent Holding Companies’ Direct Investment in and Loans to Their PRC Subsidiaries

An offshore company may invest equity in a PRC company, which will become the PRC subsidiary of the offshore holding company after investment. Such equity investment is subject to a series of laws and regulations generally applicable to any foreign-invested enterprise in China, which include the Company Law of the PRC and the Foreign Investment Law of the PRC, both as amended from time to time, and the Implementing Rules of the Foreign Investment Law of the PRC; the Administrative Provisions on Foreign Exchange in Domestic Direct Investment by Foreign Investors; and the Notice of the State Administration on Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment.

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

Regulation of Dividend Distribution

The principal regulations governing the distribution of dividends by foreign holding companies are the Company Law of the PRC, as amended. Under the Company Law of the PRC, a PRC company, including PRC domestic companies and foreign-owned PRC enterprises, may pay dividends only out of their retained profits, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to allocate at least 10% of its respective retained profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends, and a PRC company is not permitted to distribute any profits until losses from prior fiscal years have been offset.

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

On April 14, 2008, the Chinese Ministry of Science and Technology, Ministry of Finance and State Administration of Taxation enacted the Administrative Measures for Certifying High and New Technology Enterprises, which retroactively became effective on January 1, 2008 and amended on January 1, 2016. Under the EIT Law, certain qualified high-tech companies may benefit from a preferential tax rate of 15% if they own their core intellectual properties and are classified into certain industries strongly supported by the Chinese government and set forth by certain departments of the Chinese State Council. Taiying was granted the high and new technology enterprise (“HNTE”) qualification valid for three years starting from June 12, 2009, which was subsequently renewed, and is currently valid through November 29, 2021. Further, the following subsidiaries were granted the HNTE qualifications and entitled to a preferential EIT rate of 15% valid for three years: JTTC from December 7, 2017, SCBI from December 15, 2016 and renewed for another three year in 2019, JTIS from November 30, 2016 and renewed for another three year on November 7, 2019, JXTT from November 15, 2016 and renewed for another three year on September 16, 2019, ZSEC from August 16, 2018, and ATIT starting from November 20, 2019. There can be no assurance, however, that Taiying and its subsidiaries will continue to meet the qualifications for such a reduced tax rate. In addition, there can be no guaranty that relevant governmental authorities will not revoke Taiying’s “high and new technology enterprise” status in the future.

On April 6, 2012, State Administration of Taxation circulated the Announcement on Enterprise Income Tax Regarding Further Implementing the Western China Development Strategy, effective retroactively on January 1, 2011. Pursuant to the Announcement, an enterprise with over 70% of its annual revenues generated from businesses listed in the Catalogue of Industries Encouraged to Develop in the Western Region will be granted a preferential tax rate of 15%. Central BPO, XTTC, GTTC, and STTC have been granted a preferential EIT rate of 15% valid through 2020, for their BPO businesses conducted in the western regions of China. There can be no assurance, however, that Central BPO, XTTC, GTTC and STTC will continue to meet the qualifications for such a reduced tax rate.

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

PRC Value-Added Tax (“VAT”)

On March 23, 2016, the Ministry of Finance and SAT issued the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax in Lieu of Business Tax. Effective from May 1, 2016, most of our PRC subsidiaries’ business will be subject to value-added tax, or VAT, at a rate of 6% and they would be permitted to offset input VAT by providing valid VAT invoices received from vendors against their VAT liability.

The VAT in China has gradually decreased. In 2017, the VAT rates generally applicable were 17%, 11%, 6% and 0%, and the VAT rate applicable to the small-scale taxpayers was 3% and 6% to value-added telecommunications services. According to a Notice issued by the Ministry of Finance of China and the State Administration of Taxation of China on April 4, 2018 and came into effect on May 1, 2018, the rate for taxable sale and import of goods have been lowered from 17% and 11% to 16% and 10%, respectively. The VAT rates were further decreased in 2019. Pursuant to the Circular Regarding the Relevant Policies of Deepening Value-added Tax Reform jointly issued by the Ministry of Finance, SAT, and the General Administration of Customs on March 20, 2019, and effective on April 1, 2019, starting June 1, 2019, the previous VAT rates of 16% and 10% were adjusted to 13% and 9%.

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

Not Applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our main interest rate exposure relates to bank borrowings. We manage our interest rate exposure with a focus on reducing our overall cost of debt and exposure to changes in interest rates. In 2020, we had $2.43 million in weighted average outstanding bank loans, with weighted average effective interest rate of 4.60%. In the year 2019, we had $1.13 million in weighted average outstanding bank loans, with a weighted average effective interest rate of 4.80%.

As of December 31, 2020, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, profit attributable to equity owners of our company would have been RMB100,000 ($15,000) lower/higher, respectively, mainly as a result of higher/lower interest income from our cash and cash equivalents and loan receivables.

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

Foreign Exchange Risk

Our functional currency is the RMB, and our financial statements are presented in U.S. dollar. The RMB appreciated against the U.S. dollar by 6.50% in 2020 and depreciated against the U.S. dollar by 4.42% in 2019. The change in the value of RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operation.

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

As of December 31, 2020 (the “Evaluation Date”), the company carried out an evaluation, under the supervision of and with the participation of management, including the company’s chief executive officer and chief financial officer, of the effectiveness of the design and operation of the company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based on the foregoing, the chief executive officer and chief financial officer concluded that as of the Evaluation Date the company’s disclosure controls and procedures were effective and designed to ensure that all material information required to be included in our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and to ensure that information required to be disclosed is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decision regarding required disclosure.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2020. In making this assessment, management used the framework set forth in the report Internal Control – Integrated framework issued in 2013 by the Committee of Sponsoring Organization of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (1) the control environment, (2) risk assessment, (3) control activities, (4) information and communication and (5) monitoring.

Based on that evaluation, management concluded that these controls were effective at December 31, 2020.

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

Audit Fees

During fiscal 2020 and 2019, MaloneBailey, LLP’s fees for the annual audit of our financial statements and the periodic reviews of the financial statements were $355,000 and $305,000, respectively.

Audit-Related Fees

The company did not pay MaloneBailey, LLP for audit-related fees in fiscal 2020 or 2019.

Tax Fees

The company has not paid MaloneBailey, LLP for tax services in fiscal 2020 or 2019.

All Other Fees

The company has not paid MaloneBailey, LLP for any other services in fiscal 2020 or 2019.

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

Item 16D. Exemptions form the Listing Standards for the Audit Committee

Not Applicable.

Item 16E. Purchase of Equity Securities by the Issuer and the Affiliated Purchasers

Neither the company nor any affiliated purchaser has purchased any shares or other units of any class of the company’s equity securities registered by the company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended December 31, 2020.

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

Item 19. Exhibits

Exhibit No.	Description of Exhibit

1.1	Memorandum and Articles of Association (1)

2.1	Specimen Common Share Certificate (1)

2.2	2018 Share Incentive Plan (2)

4.1	Translation of Shareholder’s Voting Proxy Agreement (1)

4.2	Translation of Entrusted Management Agreement (1)

4.3	Translation of Exclusive Option Agreement (1)

4.4	Translation of Pledge of Equity Agreement (1)

4.5	Employment Agreement of Gary Wang

4.6	Employment Agreement of David Wang

4.7	Employment Agreement of GuoanXu

4.8	Employment Agreement of Qingmo

8.1	List of Subsidiaries

11.1	Code of Ethics (1)

12.1	Certification of the Chief Executive Officer of China Customer Relations Centers, Inc. pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer of China Customer Relations Centers, Inc. pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.1	Press Release dated May 17, 2021 announcing financial results for the full year 2020 as compared to the full year 2019.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Labels Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

(1)	Filed as an exhibit to the China Customer Relations Centers, Inc.’s Registration Statement on Form S-1, as amended on Form F-1 (Registration No. 333-199306) initially filed on October 14, 2014 and hereby incorporated by reference.
(2)	Filed as part of an exhibit to the Registrant’s report on Form 6-K, filed on June 28, 2018 and hereby incorporated by reference.

SIGNATURES

The registrant hereby certifies that is meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA CUSTOMER RELATIONS CENTERS, INC.

By:	/s/ GARY WANG
Gary Wang
Chief Executive Officer

Date: May 17, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

China Customer Relations Centers, Inc. and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of China Customer Relations Centers, Inc. and Subsidiaries (collectively, the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of income and comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

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

Houston, Texas

May 17, 2021

CHINA CUSTOMER RELATIONS CENTERS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2020	2019

ASSETS

Cash and cash equivalents	$43,669,538	$25,328,486
Accounts receivable	63,493,891	42,606,485
Prepayments	2,352,988	2,396,646
Prepayments, related parties	359,142	90,429
Due from related parties, current	470,076	-
Income taxes recoverable	104,721	712,459
Other current assets	4,420,220	3,408,704
Total current assets	114,870,576	74,543,209
Equity investments	3,678,171	3,446,346
Property and equipment, net	12,543,156	10,115,782
Deferred tax assets	259,200	242,863
Due from related party, non-current	-	215,307
Operating lease right-of-use assets	12,265,679	9,827,114
Operating lease right-of-use assets - related party	341,078	172,121
Total non-current assets	29,087,284	24,019,533
Total assets	$143,957,860	$98,562,742

LIABILITIES AND EQUITY
Accounts payable	$4,315,457	$2,602,972
Accounts payable - related parties	260,790	149,658
Accrued liabilities and other payables	11,018,516	4,641,892
Deferred revenue	1,196,659	456,331
Wages payable	15,663,312	10,472,596
Income taxes payable	974,510	452,961
Operating lease liabilities, current	5,678,812	3,797,069
Operating lease liability - related party, current	165,734	163,995
Short-term loans	1,531,933	4,306,138
Total current liabilities	40,805,723	27,043,612
Operating lease liabilities, non-current	7,461,337	6,068,702
Operating lease liability - related party, non-current	175,002	-
Total non-current liabilities	7,636,339	6,068,702
Total liabilities	48,442,062	33,112,314
Equity
Common shares, $0.001 par value, 100,000,000 shares authorized, 18,329,600 shares issued and outstanding as of December 31, 2020 and December 31, 2019	18,330	18,330
Additional paid-in capital	18,424,483	15,074,267
Retained earnings	66,854,353	47,347,781
Statutory reserves	7,761,226	5,818,330
Accumulated other comprehensive income (loss)	2,457,406	(3,411,744)
Total China Customer Relations Centers, Inc. shareholders’ equity	95,515,798	64,846,964
Noncontrolling interest	-	603,464
Total equity	95,515,798	65,450,428
Total liabilities and equity	$143,957,860	$98,562,742

The accompanying notes are an integral part of these consolidated financial statements

CHINA CUSTOMER RELATIONS CENTERS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For The Years Ended December 31,
	2020	2019	2018

Revenues, net	$240,316,024	$173,409,113	$141,433,641
Cost of revenues	188,725,246	134,504,540	102,567,896
Gross profit	51,590,778	38,904,573	38,865,745
Operating expenses:
Selling, general & administrative expenses	27,772,891	26,318,771	21,329,908
Total operating expenses	27,772,891	26,318,771	21,329,908
Income from operations	23,817,887	12,585,802	17,535,837
Interest expense	(176,422)	(190,808)	(404,958)
Government grants	2,989,897	1,825,402	1,709,297
Other income	1,803,014	1,547,788	552,205
Other expense	(434,048)	(202,688)	(124,370)
Total other income	4,182,441	2,979,694	1,732,174
Income before provision for income taxes	28,000,328	15,565,496	19,268,011
Income tax provision	3,069,477	2,391,371	2,966,880
Net income	24,930,851	13,174,125	16,301,131
Less: net income attributable to noncontrolling interest	70,052	118,114	208,593
Net income attributable to China Customer Relations Centers, Inc.	$24,860,799	$13,056,011	$16,092,538

Comprehensive income
Net income	$24,930,851	$13,174,125	$16,301,131
Other comprehensive income (loss)
Foreign currency translation adjustment	5,855,857	(828,331)	(2,741,283)
Total Comprehensive income	30,786,708	12,345,794	13,559,848
Less: Comprehensive income attributable to noncontrolling interest	56,759	109,238	140,467
Comprehensive income attributable to China Customer Relations Centers, Inc.	$30,729,949	$12,236,556	$13,419,381

Earnings per share attributable to China Customer Relations Centers, Inc.
Basic	$1.36	$0.71	$0.88
Diluted	$1.36	$0.71	$0.88
Weighted average common shares outstanding
Basic	18,329,600	18,329,600	18,329,600
Diluted	18,329,600	18,329,600	18,329,600

The accompanying notes are an integral part of these consolidated financial statements

CHINA CUSTOMER RELATIONS CENTERS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Number of Shares	Common Stock	Additional Paid-in Capital	Statutory Reserves	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest	Total Equity

Balance, December 31, 2017	18,329,600	$18,330	$11,202,396	$2,597,031	$25,292,402	$80,868	$922,713	$40,113,740
Net income					16,092,538		208,593	16,301,131
Foreign currency translation adjustment						(2,673,157)	(68,126)	(2,741,283)
Distribution of dividend to noncontrolling investor			-		-		(355,232)	(355,232)
Transfer to reserve				1,319,118	(1,319,118)			-
Balance, December 31, 2018	18,329,600	$18,330	$11,202,396	$3,916,149	$40,065,822	$(2,592,289)	$707,948	$53,318,356
Net income					13,056,011		118,114	13,174,125
Foreign currency translation adjustment						(819,455)	(8,876)	(828,331)
Distribution of dividend to noncontrolling investor							(213,722)	(213,722)
Capital increase from retained earnings			3,871,871		(3,871,871
Transfer to reserve				1,902,181	(1,902,181)			-
Balance, December 31, 2019	18,329,600	$18,330	$15,074,267	$5,818,330	$47,347,781	$(3,411,744)	$603,464	$65,450,428
Net income					24,860,799		70,052	24,930,851
Foreign currency translation adjustment						5,869,150	(13,293)	5,855,857
Contribution from noncontrolling investor							363,232	363,232
Distribution of dividend to noncontrolling investor							(254,262)	(254,262)
Capital increase from retained earnings			3,411,331		(3,411,331)			-
Acquisition of noncontrolling interest			(61,115)				(769,193)	(830,308)
Transfer to reserve				1,942,896	(1,942,896)			-
Balance, December 31, 2020	18,329,600	$18,330	$18,424,483	$7,761,226	$66,854,353	$2,457,406	$-	$95,515,798

The accompanying notes are an integral part of these consolidated financial statements

CHINA CUSTOMER RELATIONS CENTERS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For The Years Ended December 31,
	2020	2019	2018

Cash flows from operating activities
Net income	$24,930,851	$13,174,125	$16,301,131
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	4,070,582	3,404,912	2,635,242
Allowance for credit losses	-	-	952,439
Loss on disposal of property and equipment	59,366	19,091	34,166
Deferred income taxes	-	238,883	(196,909)
Non-cash lease expense	4,319,670	3,501,753	-
Changes in operating lease right-of-use assets and operating lease liabilities upon lease modification	634,328	-	-
Changes in assets and liabilities:
Accounts receivable	(17,048,770)	(13,057,615)	(7,937,804)
Due from related parties	(9,929)	-	-
Prepayments	(447,976)	(2,097,963)	(887,778)
Prepayments, related parties	(248,456)	-	(95,244)
Other current assets	(740,237)	(1,510,847)	(970,199)
Operating lease liabilities	(3,955,614)	(3,037,030)	-
Accounts payable	1,454,416	2,017,431	147,818
Accounts payable - related parties	95,611	(10,440)	122,630
Wages payable	4,245,097	3,511,093	1,884,440
Income taxes recoverable	620,277	(192,965)	(548,893)
Income taxes payable	464,576	94,336	(153,896)
Deferred revenue	671,332	100,245	(221,771)
Accrued liabilities and other payables	4,934,855	(941,772)	1,077,098
Net cash provided by operating activities	24,049,979	5,213,237	12,142,470
Cash flows from investing activities
Purchase of property and equipment	(5,334,709)	(4,481,450)	(4,768,139)
Proceeds from sale of property and equipment	7,179	36,693	9,197
Advance to equity investee	(435,445)	-	(1,461)
Collection from equity investee	429,068	-	-
Advance to related parties	(381,309)	(214,111)	(105,827)
Repayment from related parties	171,179	198,017	117,802
Net cash used in investing activities	(5,544,037)	(4,460,851)	(4,748,428)
Cash flows from financing activities
Contribution from noncontrolling investor in subsidiary	108,970	-	-
Dividend distributed to noncontrolling investor in subsidiary	-	(213,722)	(355,232)
Borrowings from short-term loans	4,351,712	4,452,368	3,891,596
Repayment of short-term loans	(7,124,316)	(3,694,345)	(3,625,448)
Net cash provided by (used in) financing activities	(2,663,634)	544,301	(89,084)
Effect of exchange rate changes on cash and cash equivalents	2,498,744	(388,113)	(1,513,411)
Net change in cash and cash equivalents	18,341,052	908,574	5,791,547
Cash and cash equivalents, beginning of the year	25,328,486	24,419,912	18,628,365
Cash and cash equivalents, end of the year	$43,669,538	$25,328,486	$24,419,912
Supplemental cash flow information
Interest paid	$175,811	$190,808	$404,958
Income taxes paid	$2,924,643	$2,993,733	$3,929,237
Non-cash investing and financing activities
Transfer from prepayments to property and equipment	$705,933	$904,309	$392,637
Liabilities assumed in connection with purchase of property and equipment	$7,200	$24,512	$88,112
Liability assumed in connection with acquisition of noncontrolling interest	$830,308	$-	$-
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$7,069,165	$5,496,939	$-

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

As of December 31, 2020, the Company’s subsidiaries and variable interest entities are as follows:

Name	Date of Incorporation	Place of incorporation	Percentage of effective ownership	Principal Activities
China BPO Holdings Limited, (“CBPO”)	March 28, 2014	Hong Kong	100%	Holding company of WFOE

Shandong Juncheng Information Technology Co., Ltd. (“WFOE”)	August 19, 2014	PRC	100%	Holding company

Shandong Taiying Technology Co., Ltd. (“Taiying”)	December 18, 2007	PRC	Contractual arrangements (1)	BPO service provider principally serves North China

Chongqing Central BPO Industry Co., Ltd. (“Central BPO”)	January 28, 2010	PRC	100% (2)	BPO service provider principally serves South China

Jiangsu Taiying Technology Co., Ltd. (“JTTC”)	February 25, 2010	PRC	100% (2)	BPO service provider which principally serves East China

Hebei Taiying Communication BPO Co., Ltd. (“HTCC”)	April 20, 2010	PRC	100% (4)	BPO service provider which principally serves North China

Shandong Central BPO Industry Co., Ltd. (“SCBI”)	August 9, 2012	PRC	100% (5)	BPO service provider which principally serves North China

Shandong Taiying Technology Chongqing Branch Company (“STTCB”)	February 22, 2013	PRC	100% (2)	BPO service provider principally serves South China

Jiangsu Central Information Service Co., Ltd. (“JCBI”)	December 12, 2013	PRC	100% (2)	BPO service provider principally serves East China

Anhui Taiying Information Technology Co., Ltd. (“ATIT”)	December 26, 2013	PRC	100% (2)	BPO service provider principally serves East China

Jiangsu Taiying Information Service Co., Ltd. (“JTIS”)	July 1, 2014	PRC	100% (2)	BPO service provider principally serves East China

Nanjing Taiying E-Commercial Business Co., Ltd. (“NTEB”)	December 25, 2014	PRC	100% (2)	BPO service provider principally serves East China

Name	Date of Incorporation	Place of incorporation	Percentage of effective ownership	Principal Activities
Jiangxi Taiying Technology Co., Ltd. (“JXTT”)	January 8, 2015	PRC	100% (2)	BPO service provider principally serves Southeast China

Xinjiang Taiying Technology Co., Ltd (“XTTC”)	March 20, 2015	PRC	100% (2)	BPO service provider principally serves Northwest, China

Beijing Taiying Technology Co., Ltd. (“BTTC”)	June 30, 2015	PRC	100% (2)	BPO service provider principally serves North China

Zaozhuang Shenggu E-commerce Co., Ltd. (“ZSEC”)	June 16, 2016	PRC	100% (3)	E-commerce service provider for the Company

Baoding Taiying Information Technology Service Co., Ltd. (“BTIT”)	June 16, 2017	PRC	100% (2)	BPO service provider principally serves Hebei Province, China

Sichuan Taiying Technology Co., Ltd. (“STTC”)	November 8, 2017	PRC	100% (2)	BPO service provider principally serves Sichuan Province, China

Guangxi Taiying Information Technology Co., Ltd. (“GTTC”)	March 28, 2018	PRC	100% (2)	BPO service provider principally serves Guangxi Zhuang Autonomous Region, China

Guangdong Taiying Technology Co., Ltd. (“GDTT”)	September 6, 2018	PRC	100% (2)	BPO service provider principally serves Guangdong Province

Shandong Taiying Technology Wuhan Branch Company (“STTWB”)	November 8, 2018	PRC	100% (2)	BPO service provider principally serves Hubei Province

Yangzhou Taiying Information Technology Co., Ltd. (“YTIT”)	July 8, 2019	PRC	100% (2)	BPO service provider principally serves Jiangshu Province

Ganjiang New District Taiying Information Services Co., Ltd. (“GNDT”)	July 25, 2019	PRC	100% (2)	BPO service provider principally serves Jiangxi Province

Shandong Taiying Technology Hefei Branch Company (“STTHB”)	November 28, 2019	PRC	100% (2)	BPO service provider principally serves Anhui Province

Shandong Taiying Technology Jiangxi Branch Company (“STTJB”)	December 6, 2019	PRC	100% (2)	BPO service provider principally serves Jiangxi Province

Shandong Taiying Technology Guangdong Branch Company (“STTGB”)	January 22, 2020	PRC	100% (2)	BPO service provider principally serves Guangdong Province

Zaozhuang Taiying Technology Co., Ltd. (“ZTTC”)	March 19, 2020	PRC	100% (2)	BPO service provider principally serves Hebei Province

Tianjin Taiying Zhongbao Network Technology Co., Ltd. (“TTZN”)	May 18, 2020	PRC	100% (2)	BPO service provider principally serves North China

Shandong Taiying Technology Shanghai Branch Company (“STTSH”)	September 30, 2020	PRC	100% (2)	BPO service provider principally serves City of Shanghai

Weifang Taiying Information Technology Co., Ltd. (“WFIT”)	October 29, 2020	PRC	100% (2)	BPO service provider principally serves Shandong Province

Suzhou Taiying Technology Co., Ltd. (“SZTT”)	November 18, 2020	PRC	100% (2)	BPO service provider principally serves Jiangxi Province

Fuzhou Taiying Technology Co., Ltd. (“FZTT”)	November 26, 2020	PRC	100% (2)	BPO service provider principally serves Anhui Province

Chengdu Taiying Technology Co., Ltd., (“CDTT”)	December 18, 2020	PRC	100% (2)	BPO service provider principally serves Sichuan Province

Hainan Taiying Technology Co., Ltd. (“HNTT”)	December 18, 2020	PRC	100% (2)	BPO service provider principally serves Hainan Province

(1) VIE effectively controlled by WFOE through a series of contractual agreements

(2) Wholly-owned subsidiaries of Taiying

(3) Wholly-owned subsidiary of BTTC

(4) 49% owned by Beijing Jiate Information Technology Co., Ltd. (“Jiate”) prior to November 8, 2020 and wholly-owned by the Company following the acquisition of the 49% equity interest from Jiate effective November 8, 2020. See Note 3.

(5) Wholly-owned subsidiary of Central BPO

As of December 31, 2020 and 2019, the assets and liabilities in the Company’s balance sheets relate to CCRC, CBPO, and WOFE are as follows:

	December 31, 2020			December 31, 2019
	Held by CCRC	Held by CBPO	Held by WFOE	Held by CCRC	Held by CBPO	Held by WFOE

Assets
Cash and cash equivalents	$38,581	$17,092	$4,838,608	$119,778	$17,125	$4,793,416
Other receivables	-	-	-	24,000	-	-
Prepayments	79,698	-	-	22,740	-	-
Income taxes recoverable	-	-	-	-	-	46,579
Long term investment	-	5,000,000	-	-	5,000,000	-
Property and equipment, net	-	-	-	-	-	-

Liabilities
Other payables	$-	$52,000	$1,123	$-	$52,000	$2,017
Wages payable	-	-	-	100,000	-	-

As of December 31, 2020 and 2019, the carrying amount and classification of the assets and liabilities in the Company’s balance sheets that relate to the Company’s VIE and VIE’s subsidiaries is as follows:

	December 31, 2020	December 31, 2019
ASSETS
Cash and cash equivalents	$38,775,257	$20,398,167
Accounts receivable	63,493,891	42,606,485
Prepayments	2,273,290	2,373,906
Prepayments, related parties	359,142	90,429
Due from related party, current	470,076	-
Income taxes recoverable	104,721	665,880
Other current assets	4,420,220	3,384,704
Total current assets of VIE and its subsidiaries	109,896,597	69,519,571
Equity investments	3,678,171	3,446,346
Property and equipment, net	12,543,156	10,115,782
Operating lease right-of-use assets	12,265,679	9,827,114
Operating lease right-of-use asset, related party	341,078	172,121
Due from related party, non-current	-	215,307
Deferred tax assets	259,200	242,863
Total non-current assets of VIE and its subsidiaries	29,087,284	24,019,533
Total assets of VIE and its subsidiaries	$138,983,881	$93,539,104

LIABILITIES
Accounts payable	$4,315,457	$2,602,972
Accounts payable - related parties	260,790	149,658
Accrued liabilities and other payables	10,135,085	4,587,875
Operating lease liabilities – current	5,678,812	3,797,069
Operating lease liability – related party, current	165,734	163,995
Deferred revenue	1,196,659	456,331
Wages payable	15,663,312	10,372,596
Income taxes payable	974,510	452,961
Short term loans	1,531,933	4,306,138
Total current liabilities of VIE and its subsidiaries	39,922,292	26,889,595
Operating lease liabilities, non-current	7,461,337	6,068,702
Operating lease liability – related party, non-current	175,002	-
Total non-current liabilities of VIE and its subsidiaries	7,636,339	6,068,702
Total liabilities of VIE and its subsidiaries	$47,558,631	$32,958,297

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

Noncontrolling Interest

Noncontrolling interest on the consolidated balance sheets is resulted from the consolidation of HTCC, a 51% owned subsidiary starting from January 31, 2017 and through November 8, 2020, when the Company increased its controlling interest in HTCC to 100%. The portion of the income or loss applicable to the noncontrolling interest in subsidiary is reflected in the consolidated statements of income and comprehensive income.

Foreign Currency Translation

The accompanying consolidated financial statements are presented in United States dollar (“$”), which is the reporting currency of the Company. The functional currency of China Customer Relations Centers, Inc. and CBPO is United States dollar. The functional currency of the Company’s subsidiary and VIEs located in the PRC is Renminbi (“RMB”). For the subsidiaries whose functional currencies are RMB, results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. The resulting translation adjustments are included in determining other comprehensive income. Transaction gains and losses are reflected in the consolidated statements of income and comprehensive income. For the years ended December 31, 2020, 2019 and 2018, the Company had gain (loss) of ($309,372), $77,348, and $231,928, respectively, resulting from foreign currency transactions, which was included in other income (expense) in the consolidated statements of income and comprehensive income.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates and judgments on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions of future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. Significant estimates and assumptions by management include, among others, useful lives and impairment of long-lived assets, impairment of equity investments, allowance for credit losses, income taxes including the valuation allowance for deferred tax assets, estimated amounts of variable consideration in the Company’s revenue recognition, and estimate on the execution of modification and right of renewal and termination of lease arrangements. While the Company believes that the estimates and assumptions used in the preparation of the financial statements are appropriate, actual results could differ from those estimates. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the financial statements in the period they are determined to be necessary.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and cash in time deposits, certificates of deposit and all highly liquid instruments with original maturities of three months or less.

Current Expected Credit Losses

In 2016, the FASB issued ASU No. 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”), which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses. The Company adopted this ASC Topic 326 and its amendments on January 1, 2020 using a modified retrospective approach. The adoption did not have a material impact on the Company’s consolidated financial statements.

As of January 1, 2020, the Company’s accounts receivable and other current assets, are within the scope of ASC Topic 326. The Company has identified the relevant risk characteristics of its customers and the related receivables and other current assets which include type of the services the Company provides, nature of the customers or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Company considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Company’s receivables. Additionally, external data and macroeconomic factors are also considered.

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

Certain call center decoration projects were still under construction as of December 31, 2020 and 2019, and the costs of construction were reported as construction in progress. No provision for depreciation is made on the assets under construction until such time as the relevant assets are completed and ready for their intended use.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Electronic equipment	3-5 years
Furniture and fixture	5 years
Motor vehicles	4 years
Computer software	5 years
Leasehold improvements	3-5 years

Fair Value of Financial Instruments

For certain of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, net, prepayments, income taxes recoverable, other current assets, accounts payable, accrued liabilities and other payables, deferred revenue, wages payable, income taxes payable, current portion of operating lease liabilities, and short term loans, the carrying amounts approximate their fair values due to the short maturities.

Lease Commitments

Upon adoption of ASU No. 2016-02 and other related ASUs (collectively, “ASC Topic 842”) on January 1, 2019, the Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liabilities, and operating lease liabilities, non-current in the Company’s consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Company’s leases do not provide an implicit rate, the Company used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.

For leases with a term of 12 months or less, the Company makes an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. The Company recognizes lease expenses for such leases on a straight-line basis over the lease term.

Modification to existing lease agreements, including changes to the lease term or payment amounts, are reviewed to determine whether they result in a sperate contract. For modifications that do not result in a separate contract, management reviews the lease classification and re-measures the related right-of-use assets and liabilities at the effective date of the modification.

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

Contract liabilities represented receipt in advance from customers. As of December 31, 2020, receipt in advance from customers was $1,196,659. As of December 31, 2019, receipt in advance from customers was $456,331, of which $456,331 was recognized as revenue during the year ended December 31, 2020. Receipt in advance from customers is included in deferred revenue in the consolidated balance sheets. The Company does not have any contract assets.

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

Research and Development Expenses

Research and development expenses consist primarily of wage expense incurred to personnel to continuously upgrade the Company’s existing software products. For the years ended December 31, 2020, 2019, and 2018, research and development expenses of $3,073,906, $3,994,464 and $4,069,794 were included in selling, general and administrative expenses in the consolidated statements of income and comprehensive income.

Income Taxes

The Company accounts for income taxes under the provision of ASC 740-10, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are cash and accounts receivable arising from its normal business activities. The Company places its cash in what it believes to be credit-worthy financial institutions. The Company routinely assesses the financial strength of the customer and, based upon factors surrounding the credit risk, establishes an allowance, if required, for credit losses and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowance is limited.

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

The Company accounted for these investments pursuant to ASC 321 and the Company elected to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. The Company makes a qualitative assessment of whether the investments is impaired at each reporting date. If a qualitative assessment indicates that an investment is impaired, the Company estimates the investment’s fair value in accordance with ASC 820. If the fair value is less than the investment’s carrying value, the Company has to recognize an impairment loss in net income equal to the difference between the carrying value and fair value.

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

Recently Issued Accounting Pronouncements

In January 2020, the FASB issued ASU 2020-01, “Investments—Equity securities (Topic 321), Investments—Equity method and joint ventures (Topic 323), and Derivatives and hedging (Topic 815)—Clarifying the interactions between Topic 321, Topic 323, and Topic 815”, which clarify the interaction of the accounting for equity securities under Topic 321 and investments under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. The amendments clarify that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method. This standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020 for public companies. Early adoption is permitted. The Company is currently in the process of evaluating the impact of the adoption of this guidance on its consolidated financial statements

Note 3 –NONCONTROLLING INTEREST

Jiate held 49% of the equity interest in HTCC effective January 31, 2017 pursuant to an investment agreement entered into in July 2016 between HTCC, its parent company Taiying and Jiate, pursuant to which Taiying and Jiate agreed to fund a total of RMB 5.1 million and RMB 4.9 million registered capital, respectively, of HTCC subsequently. Profits of HTCC will be allocated to Taiying and Jiate based on the determined 51% and 49% equity interest.

On October 15, 2020, May 6, 2019, and April 10, 2018, HTCC declared a dividend of RMB 3.5 million (approximately $519,000), RMB 3 million (approximately $460,000) and RMB 5 million (approximately $766,000) to Taiying and Jiate, respectively. The dividend was allocated based on the equity interest percentage as of the date of declaration. As a result, Jiate was entitled to $254,262, $213,722 and $355,232 of total dividend distributed during the years ended December 31, 2020, 2019 and 2018, respectively.

Subsequent to the declaration of the 2020 dividend, Jiate announced an increase in the registered capital of HTCC by RMB 2.45 million (approximately $363,000) by attributing all of the dividend declared by HTCC yet to be received in the amount of RMB 1.72 million (approximately $254,000) to HTCC, and made an additional cash investment of RMB 0.73 million (approximately $109,000). As a result, the total amount of registered capital funded by Jiate to HTCC reached RMB 4.9 million.

On November 8, 2020, the Company entered into an equity exchange agreement with Jiate, pursuant to which the Company agreed to acquire Jiate’s 49% of equity interest in HTCC for the consideration of RMB 5.42 million (approximately $830,000). The transfer of ownership effectively occurred on November 8, 2020, upon which the Company holds 100% of equity interest in HTCC. The consideration was paid in full on January 5, 2021.

The Company retains control of HTCC before and after the acquisition, the difference between the consideration and the carrying value of noncontrolling interest acquired is accounted for as an equity transaction in the consolidated statements of changes in equity.

Note 4 – EQUITY INVESTMENTS

The Company presents its investments in Beijing Ling Ban Future Technology Co., Ltd. (“Ling Ban”), Beijing Ling Ban Intelligence Online Services Co., Ltd. (“Ling Ban Online”) and Tai’an Taiying Wealth and Equity Investment and Management Co., Ltd. (“TWIC”) as equity investments.

During the years ended December 31, 2020 and 2019, the Company conducted various transactions with Ling Ban Online. As of December 31, 2020 and 2019, service performed but uncollected in the amount of approximately $129,000 and $109,000 from Ling Ban Online was included in accounts receivable, net, respectively.

On January 15, 2020, the Company and Ling Ban Online entered into a loan agreement, where the Company agreed to lend approximately $435,000 to Ling Ban Online. The loan matures on June 15, 2020, bears an interest of 6.5% per annum, and is guaranteed by the CEO of Ling Ban and Ling Ban Online and pledged by a portion of Ling Ban Online’s equity interest, worth approximately $1.29 million on the date of the agreement. Ling Ban Online repaid this loan in full amount with accrued interests in July 2020.

The Company makes a qualitative assessment of whether the investments are impaired at each reporting date. No impairment loss was identified during the years ended December 31, 2020, 2019 and 2018.

The following table entails the carrying value and change of the Company’s investments in Ling Ban, Ling Ban Online and TWIC made in the years ended December 31, 2020, 2019 and 2018.

	For the Years Ended December 31,
	2020	2019	2018

Beginning Balance	$3,446,346	$3,491,653	$3,688,676
Investment made to Ling Ban	-	-	-
Investment made to Ling Ban Online	-	-	-
Investment made to TWIC	-	-	1,461
Translation adjustment	231,825	(45,307)	(198,484)
Ending Balance	$3,678,171	$3,446,346	$3,491,653

Note 5 – ACCOUNTS RECEIVABLE

Accounts receivable consists principally of amounts due from trade customers. Credit is extended based on an evaluation of the customer’s financial condition and collateral is not generally required. Certain credit sales are made to industries that are subject to cyclical economic changes.

As of December 31, 2020 and 2019, accounts receivable, net, consists of the following:

	December 31,
	2020	2019
Accounts receivable	$63,493,891	$42,606,485
Less: Allowance for credit losses	-	-
Accounts receivable, net	$63,493,891	$42,606,485

The changes in allowance for credit losses consist of the following:

	For the Years Ended December 31,
	2020	2019	2018
Balance, beginning of the year	$-	$422,340	$446,357
Provision for credit losses	-	-	-
Recovery of allowance for credit losses	-	(420,456)	-
Translation adjustments	-	(1,884)	(24,017)
Balance, end of the year	$-	$-	$422,340

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

As of December 31, 2020 and 2019, other current assets consist of the following:

	December 31,
	2020	2019
Other receivables	$695,149	$844,173
Deposits	3,725,071	2,564,531
Total other current assets	$4,420,220	$3,408,704

Note 7 – PROPERTY AND EQUIPMENT, NET

As of December 31, 2020 and 2019, property and equipment consist of the following:

	December 31,
	2020	2019
Electronic equipment	$16,771,570	$12,714,533
Office furniture and equipment	4,449,042	3,760,690
Motor vehicles	895,249	760,635
Construction in progress	978,010	438,709
Computer software	1,464,518	1,121,528
Leasehold improvements	4,246,532	3,466,295
Total property and equipment	28,804,921	22,262,390

Accumulated depreciation	(16,261,765)	(12,146,608)

Property and equipment, net	$12,543,156	$10,115,782

Depreciation expenses for the years ended December 31, 2020, 2019 and 2018 were $4,070,582, $3,404,912, and $2,635,242, respectively.

For the years ended December 31, 2020, 2019 and 2018, the Company acquired property and equipment on credit in the amount of $7,200, $24,512 and $88,112.

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

	December 31,
	2020	2019
Bonus payables	$4,841,040	$1,258,449
VAT and other taxes payables	1,802,577	830,795
Liability assumed in connection with acquisition of noncontrolling interest in HTCC	830,308	-
Other accrued liabilities	3,544,591	2,552,648
Total accrued liabilities and other payables	$11,018,516	$4,641,892

Note 9 – DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES

As of December 31, 2020 and 2019, the components of the deferred tax assets and liabilities are as follows:

	December 31,
	2020	2019
Deferred tax assets
Revenue and expense cutoff	$61,365	$57,497
Allowance for credit losses	267,783	250,906
Loss carryforward	1,417,511	1,623,542
	1,746,659	1,931,945
Less: valuation allowance	(1,417,511)	(1,623,542)
Total deferred tax assets, net	$329,148	$308,403
Deferred tax liabilities
Depreciation of property and equipment	$69,948	$65,540

For the purpose of presentation in the consolidated balance sheets, certain deferred income tax assets and liabilities have been offset. The following is the analysis of the deferred income tax balances for financial reporting purpose:

	December 31,
	2020	2019
Deferred tax assets	$259,200	$242,863
Deferred tax liabilities	$-	$-

Note 10 – SHORT TERM LOANS

Loans from Bank of China (“BOC”)

On January 18, 2018, the Company borrowed a one-year loan of RMB 25 million (approximately $3,890,000) from BOC, bears an annual interest rate of 5.22%. The loan was repaid on January 17, 2019.

On March 19, 2019, the Company borrowed a one-year loan of RMB 25 million (approximately $3,730,000) from BOC, which had an effective annual interest rate of 4.79%. The loan was repaid on March 17, 2020.

On March 19, 2020, the Company borrowed a one-year loan of RMB 25 million (approximately $3,623,000) from BOC, which had an effective annual interest rate of 4.57%. The Company repaid RMB 15 million (approximately $2,123,000) on June 11, 2020 and the remaining RMB 10 million (approximately $1,539,000) on March 8, 2021.

All loans borrowed from BOC are guaranteed by Gary Wang, David Wang, Guoan Xu, and their family spouses.

Line of Credit (“LOC”) from China Merchants Bank (“CMB”)

On July 2, 2019, the Company obtained a LOC from CMB (the “2019 LOC”), pursuant to which the Company is able to obtain revolving loans and issue letters of credit, which, upon borrowing, reduces the amount available for other extensions of credit. Accordingly, the total amount outstanding under the letters of credit and indebtedness incurred under the 2019 LOC cannot exceed RMB 100 million (approximately $15 million). The 2019 LOC is guaranteed by Gary Wang, the Chief Executive Officer of the Company. The interest rate and purpose of each borrowing under the 2019 LOC are approved by CMB separately. CMB has the right to perform annual evaluations of the Company’s business and financial performance, and the total line of credit available under the 2019 LOC may be adjusted based on the result of such evaluations. The 2019 LOC expired on July 1, 2020. On November 4, 2020, the Company obtained a LOC from CMB (the “2020 LOC”) bearing substantially the same term as the 2019 LOC. The 2020 LOC expires on November 3, 2021 and is guaranteed by Gary Wang.

During the years ended December 31, 2020 and 2019, the Company borrowed RMB 5 million (approximately $729,000) under each LOC at an effective annual interest rate of 4.35%. The Company repaid the RMB 5 million loan on July 19, 2020 and January 18, 2020 upon their respectively maturity.

The interest expenses for the years ended December 31, 2020, 2019 and 2018 were $176,422, $190,808 and $404,958, respectively.

Note 11 – RELATED PARTY TRANSACTIONS

The related parties had transactions for the years ended December 31, 2020, 2019 and 2018 consist of the following:

Name of Related Party	Nature of Relationship
Beijing Taiying Anrui Holding Co., Ltd. (“Beijing Taiying”)	Sole Shareholder

Guangxi Shenggu Human Resource Management Co., Ltd. (“GSHR”)	Controlled by Gary Wang

Beijing Jiate Information Technology Co., Ltd. (“Jiate”)	Noncontrolling shareholder of HTCC prior to November 8, 2020

Jiangsu Sound Valley Human Resource Management Co., Ltd. (“JSVH”)	Controlled by Gary Wang

Beijing Shenggu Education Investment Co., Ltd. (“BSEI”)	Controlled by Gary Wang

Shenzhen Shenggu Human Resources Management Co., Ltd. (“SSHR”)	Controlled by Gary Wang

Tai’an Taiying Wealth and Equity Investment and Management Co., Ltd. (“TWIC”)	David Wang being the legal person of TWIC

Significant balances and transactions with related parties are as follows:

	December 31,
Name of Related Party	2020	2019	Nature of Transaction Associated with the Balance
PREPAYMENTS - RELATED PARTIES
Beijing Taiying	$81,192	$90,429	Prepayment for services
SSHR	277,950	-	Prepayment for services
Prepayments - related parties, total	$359,142	$90,429

DUE FROM RELATED PARTIES, CURRENT
JSVH	$240,286	$-	A loan bearing annual interest of 4.35%. Loan matures on December 14, 2021.
Beijing Taiying	229,790	-	Interest-free loan payable on demand
Due from related parties, current, total	$470,076	$-

DUE FROM RELATED PARTY, NON-CURRENT
JSVH	$-	$215,307	A loan bearing annual interest rate of 4.35%
Due from related party, non-current, total	$-	$215,307

ACCOUNTS PAYABLE - RELATED PARTIES
JSVH	$18,775	$60,664	Outstanding unpaid human resource service fee
SSHR	242,015	88,994	Outstanding unpaid human resource service fee
Accounts payable - related parties, total	$260,790	$149,658

EQUITY INVESTMENT
TWIC	$1,532	$1,435	Equity investment (See Note 4)
Equity investment, total	$1,532	$1,435

Related party lease

BSEI leased certain office space at Zaozhuang Software and Service Industrial Park with a total area of 18,000 square meters, of which 6,500 square meters were subleased to ZSEC at a price of RMB 0.5 per square meter per day, from July 1, 2018 to January 1, 2021 and the Company anticipates to renew the lease for another year. Lease expense incurred associated with the BSEI lease for the years ended December 31, 2020, 2019 and 2018 was approximately $170,000, $164,000 and $88,000, respectively. The Company does not have any outstanding balance owed to BSEI as of December 31, 2020 and 2019.

Related party advances

For the year ended December 31, 2020, the Company made RMB 2 million (approximately $294,000) loan to Beijing Taiying. The loan is interest-free and due on demand. During the year ended December 31, 2020, Beijing Taiying repaid RMB 500,000 (approximately $77,000) to the Company, with the remainder paid in full in January 2021.

For the year ended December 31, 2020, the Company made RMB 617,400 (approximately $87,000) loan to SSHR. The loan is interest-free and due on demand. During the year ended December 31, 2020, SSHR repaid the loan in full.

Note 12 – MAJOR CUSTOMERS AND CREDIT RISK

The Company had two customers for the year ended December 31, 2020 that contributed 10% or more of total net revenues and one customer for the year ended December 31, 2020 that contributed 10% or more of total net accounts receivable.

The Company had one customer for the year ended December 31, 2019 that contributed 10% or more of total net revenues and one customer for the year ended December 31, 2019 that contributed 10% or more of total net accounts receivable.

The Company had two customers for the year ended December 31, 2018 that contributed 10% or more of total net revenues. The accounts receivable balance due from each of these two customers also accounted for 10% or more of accounts receivable as of December 31, 2018.

The loss of one or more of its significant customers could have a material adverse effect on the Company’s business, operating results, or financial condition. The Company does not require collateral from its customers. To limit the Company’s credit risk, management performs periodic credit evaluations of its customers and maintains allowance for credit losses. Although the Company’s accounts receivable could increase dramatically as the Company grows its sales, management does not believe significant credit risk exists as of December 31, 2020 and 2019.

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

For the years ended December 31, 2020, 2019 and 2018, the following subsidiaries were entitled to a 15% preferential tax rate pursuant to being either a HNTE or a qualified enterprise as indicated in the Announcement:

For the Years Ended December 31,
2020	2019	2018
Taiying	Taiying	Taiying
Central BPO	Central BPO	Central BPO
SCBI	JTTC	JTTC
JTIS	SCBI	SCBI
JXTT	JTIS	JTIS
ZSEC	HTCC	HTCC
XTTC	JXTT	JXTT
ATIT	ZSEC	ZSEC
GTTC	XTTC	XTTC
STTC	ATIT
GTTC
STTC

Other PRC entities are subject to the 25% EIT rate of their taxable income.

The provision for income taxes consists of the following:

	For the Years Ended December 31,
	2020	2019	2018
Current	$2,771,249	$2,152,488	$3,163,789
Deferred	298,228	238,883	(196,909)
Total	$3,069,477	$2,391,371	$2,966,880

The reconciliations of the PRC statutory income tax rate and the Company’s effective income tax rate are as follows:

	For the Years Ended December 31,
	2020	2019	2018
PRC statutory income tax rate	25%	25%	25%
Effect of income tax exemptions and reliefs	(6.22)%	(2.84)%	(2.84)%
Effect of expenses not deductible for tax purposes	0.14%	2.82%	0.72%
Effect of additional deduction allowed for tax purposes	(6.11)%	(14.40)%	(8.74)%
Effect of valuation allowance on deferred income tax assets	1.29%	3.90%	1.20%
Effect of income tax rate difference under different tax jurisdictions	(0.05)%	-%	0.91%
Others	(3.09)%	0.88%	(0.85)%
Total	10.96%	15.36%	15.40%

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

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. The management evaluated the Company’s tax positions and concluded that no provision for uncertainty in income taxes was necessary as of December 31, 2020 and 2019.

Note 14 – OPERATING LEASES

The Company occupies most of its facilities under operating leases. The Company entered into various operating lease agreements for offices and certain of its staff dormitories. The remaining lease term of the Company’s leases ranges from approximately 0.1 to 6 years. The estimated effect of lease renewal and termination options, as applicable, was included in the consolidated financial statements in current period.

The Components of lease expense for the years ended December 31, 2020 and 2019 were as follows:

	For the Years Ended December 31,
	2020	2019
Operating lease Cost:
Amortization of right-of-use assets	$4,319,670	$3,471,796
Interest on lease liabilities	213,342	501,918
Total operating lease cost	$4,533,012	$3,973,714

Short term operating lease cost	$1,605,903	$1,033,398

Supplemental cash flow information related to operating leases for the years ended December 31, 2020 and 2019 were as follows:

	For the Years Ended December 31,
	2020	2019
Cash Flows from Operating Activities
Cash paid for amounts in the measurement of operating lease liabilities:
Operating cash flows for operating leases	$4,478,584	$3,558,887

Supplemental lease cash flow disclosures
Operating lease right-of-use assets obtained in exchange for new operating lease liabilities	$7,069,165	$5,496,939

Supplemental balance sheet information related to leases was as follows:

	For the Years Ended December 31,
	2020	2019
Operating lease right-of-use assets	$12,265,679	$9,827,114
Operating lease right-of-use assets, related party	341,078	172,121
Total Operating lease right-of-use assets	$12,606,757	$9,999,235

Operating lease liabilities-current	$5,678,812	$3,797,069
Operating lease liability - related party, current	165,734	163,995
Operating lease liabilities, non-current	7,461,337	6,068,702
Operating lease liability - related party, non-current	175,002	-
Total operating lease liabilities	$13,480,885	$10,029,766

	For the Years Ended December 31,
	2020	2019
Weighted-average remaining lease term (years)
Operating leases	3.18 years	2.79 years

Weighted-average discount rate
Operating leases	5.22%	5.22%

The following table summarizes the maturity of our operating lease liabilities as of December 31, 2020:

2021	$6,320,628
2022	4,218,071
2023	2,842,324
2024	531,911
2025	369,663
Thereafter	102,479
Total	14,385,076
Less imputed interest	904,191
Total lease liabilities	$13,480,885

Note 15 – CONTINGENCY

The Company issued an approximately $140,000 letter of credit under the LOC obtained from CMB to Bank of Communication (“BOCM”) pursuant to a performance guarantee made in connection with a revenue project arranged between the Company and BOCM, in which the Company agreed to provide BPO service to BOCM. Upon the occurrence of a default or nonperformance event, BOCM has the ability to seek damage through the letter of credit, under which circumstance, the Company is obligated to make repayment to CMB plus certain charges including interest. The management is unable to make a reasonable estimate on such charges based on information available at current stage.

Note 16 – STATUTORY RESERVES AND INCREASE IN CAPITAL

According to the Company Law in the PRC, companies are required to set aside 10% of their after-tax profit to general reserves each year, based on the PRC accounting standards, until the cumulative total of such reserves reaches 50% of the registered capital. These general reserves are not distributable as cash dividends to equity owners. The Company had appropriated $7,761,226 and $5,818,330 to statutory reserves as of December 31, 2020 and 2019, respectively.

On April 10, 2020, the Company increased the registered capital of Taiying using funds from its retained earnings. As a result, $3,411,331 of retained earnings was transferred to additional paid-in capital during the year ended December 31, 2020.

On March 29, 2019, the Company increased the registered capital of Taiying using funds from its retained earnings. As a result, $3,871,871 of retained earnings was transferred to additional paid-in capital during the year ended December 31, 2019.

Note 17 – SUBSEQUENT EVENTS

In March 2021, the Company obtained a loan from BOC of RMB 25 million (approximately $3.8 million). The loan bears an annual floating interest rate of LPR+0.2%, matures on March 7, 2022 and is subject to various covenants, including on-schedule repayment restriction, prohibition on inappropriate usage of the loan proceeds, violation of which will cause certain portion of the loan to be charged with higher interest. Gary Wang, David Wang, Guoan Xu and their family members provided guarantee for this loan.

On November 30, 2020, the Company announced its receipt of a preliminary non-binding proposal letter, dated November 27, 2020,  jointly submitted by the chief executive officer and chairman of the Board, Gary Wang, David Wang, the chief financial officer, Guoan Xu, Qingmao Zhang, Long Lin, Jishan Sun and their respective affiliated entities (collectively, the “Buyer Group”), to acquire all of the outstanding shares of the Company not already owned by the Buyer Group (the “Going-Private” transaction).

On March 12, 2021, Taiying Group Ltd., a BVI business company with limited liability incorporated under the laws of the British Virgin Islands (“Parent”); Taiying International Inc., a BVI business company with limited liability incorporated under the laws of the British Virgin Islands (“Merger Sub”) and the Company entered into an agreement and plan of merger providing for the merger of the Merger Sub with and into the Company (the “Merger”) in accordance with the British Virgin Islands Business Companies Act, with the Company continuing as the surviving company after the merger as a wholly-owned subsidiary of Parent. Merger Sub is currently wholly owned by the Parent. If completed, the Merger will result in the Company becoming a privately-held company, the Company will no longer be listed on the Nasdaq Capital Market. The Company could be subject to possible litigation during the course of closing the Going-Private transaction, such as class action brought by certain shareholders who voted against the Going-Private transaction. The Company is not aware of such legal proceedings or claims as of the date of this report.

In March 2021, Taiying obtained a loan from Qilu Bank Co., Ltd. of RMB 20 million (approximately $3.1 million). The loan bears an annual interest rate of 4.35%, matures on March 28, 2022 and is subject to various covenants, including on-schedule repayment restriction and prohibition on inappropriate usage of the loan proceeds, violation of which will cause certain portion of the loan to be charged with higher interest. Central BPO provided guarantee for this loan.

